As filed with the Securities and Exchange Commission on December 7, 2023.

Registration Statement No. 333-274333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

Amendment No. 2 to

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

Arrowroot Acquisition Corp.
(Exact Name of Registrant as Specified in Its Charter)

_____________________________________

Delaware	6770	85-3961600
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4553 Glencoe Ave
Suite 200
Marina Del Rey, CA 90292
Telephone: (310) 566-5966
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________________________

Matthew Safaii
Chief Executive Officer
4553 Glencoe Ave
Suite 200
Marina Del Rey, CA 90292
Telephone: (310) 566-5966
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

John M. Mutkoski Jocelyn M. Arel Justin S. Anslow Wei Xu Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Eric Blanchard Josh Holleman Daniel Peale David Silverman Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000

_____________________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED DECEMBER 7, 2023

Arrowroot Acquisition Corp.
4553 Glencoe Ave, Suite 200
Marina Del Rey, CA 90292

NOTICE OF
SPECIAL MEETING
TO BE HELD ON JANUARY 12, 2024

Dear Arrowroot Acquisition Corp. Stockholders:

You are cordially invited to attend the special meeting in lieu of the 2023 annual meeting of the stockholders (the “special meeting”) of Arrowroot Acquisition Corp., a Delaware corporation (“Arrowroot”) to be held at 11:00 a.m. Eastern Time, on January 12, 2024. The special meeting will be conducted exclusively over the Internet by means of a live video webcast, which can be accessed by visiting https://www.virtualshareholdermeeting.com/ARRW2024SM. Arrowroot is a Delaware blank check company established for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. On April 27, 2023, Arrowroot, ARAC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Arrowroot (“Merger Sub”), and iLearningEngines Inc., a Delaware corporation (“iLearningEngines”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge (the “Merger”) with and into iLearningEngines, whereupon the separate corporate existence of Merger Sub will cease and iLearningEngines, which will be renamed iLearningEngines Holdings, Inc., will be the surviving company and continue in existence as a wholly owned subsidiary of Arrowroot, on the terms and subject to the conditions set forth therein (collectively with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the consummation of the Business Combination, Arrowroot will be renamed “iLearningEngines, Inc.” The combined company after the Business Combination is referred to in the proxy statement/prospectus as “New iLearningEngines.”

Arrowroot’s Class A common stock (the “Arrowroot Class A Common Stock”), units (the “Arrowroot Units”) and public warrants (the “Public Warrants”) are currently listed on the Nasdaq Capital Market under the symbols “ARRW,” “ARRWU,” and “ARRWW,” respectively. At the effective time of the Business Combination (the “Effective Time”), each share of iLearningEngines common stock, par value $0.0001 per share (the “iLearningEngines Common Stock”) issued and outstanding immediately prior to the Effective Time (but excluding shares the holders of which perfect rights of appraisal under Delaware law) will be converted into the right to receive a number of shares of Arrowroot Class A Common Stock (rounded down to the nearest whole share) based on an exchange ratio, (i) the numerator of which is equal to (1)(A) $1,285,000,000, minus (B) the dollar value of shares of Incentive Shares (as defined below) forfeited or assigned by the Company, such dollar value not to exceed $100 million, plus (C) the aggregate exercise price of the iLearningEngines warrants, minus (D) the Convertible Note Balance (as defined below), divided by (2) $10.00, and (ii) the denominator of which is equal to the fully-diluted capitalization of iLearningEngines immediately prior to the consummation of the Business Combination, including shares of restricted stock of iLearningEngines, shares of iLearningEngines issuable upon settlement of iLearningEngines restricted stock units and shares of iLearningEngines issuable upon exercise of iLearningEngines warrants, but excluding shares issuable upon conversion of the Convertible Notes (as defined below). Arrowroot intends to apply to list the shares of Arrowroot Class A Common Stock and the Public Warrants of New iLearningEngines on the Nasdaq Capital Market under the symbols “AILE,” and “AILEW,” respectively, upon the closing of the Business Combination.

Arrowroot Acquisition LLC, a Delaware limited liability company (the “Sponsor”), and Arrowroot’s officers and directors have agreed to (a) vote all of their shares of Class B common stock, par value $0.0001 per share (the “Arrowroot Class B Common Stock”) and all of their shares of Arrowroot Class A Common Stock in favor of the Business Combination, and (b) certain restrictions on their shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock (collectively, the “Arrowroot Common Stock”). In addition, in connection with an election not to redeem Public Shares by any holder of Public Shares, each of iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock held by the Sponsor (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders as further described in the accompanying proxy statement/prospectus (such assigned or forfeited shares, the “Incentive Shares”).

In order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of Arrowroot’s officers and directors may, but are not obligated to, loan Arrowroot funds as may be required (“Working Capital Loans”). If Arrowroot completes an initial business combination, Arrowroot would repay the Working Capital Loans out of the proceeds of the Trust Account released to Arrowroot. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, Arrowroot may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-initial business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

On December 21, 2020, the Sponsor issued an unsecured promissory note to the Company (the “IPO Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The outstanding balance under the IPO Promissory Note of $149,992 was repaid at the closing of the initial public offering on March 4, 2021.

On December 29, 2021, Arrowroot issued an unsecured promissory note (the “First Promissory Note”) to the Sponsor pursuant to which the Sponsor agreed to loan Arrowroot up to an aggregate principal amount of $1,500,000. The note was issued in connection with advances the Sponsor may make in the future, to Arrowroot for working capital expenses. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, Arrowroot drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this draw down, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns. The First Promissory Note does not bear interest. The principal balance of the note will be payable on the earliest to occur of (i) the date on which Arrowroot consummates its initial business combination or (ii) the date that the winding up of Arrowroot is effective (such date, the “Note Maturity Date”). In the event Arrowroot consummates its initial business combination, the Sponsor has the option on the Note Maturity Date to convert all or any portion of the principal outstanding under the First Promissory Note into that number of warrants (“Working Capital Warrants”) equal to the portion of the principal amount of the First Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. As of September 30, 2023, $1,500,000 was outstanding under this First Promissory Note.

On February 23, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note does not bear interest and matures on the Note Maturity Date. The Second Promissory Note is not convertible into Working Capital Warrants. As of September 30, 2023, Arrowroot had a $500,000 outstanding balance under this Second Promissory Note.

On February 28, 2023, Arrowroot held a special meeting of stockholders (“Extension Meeting”) pursuant to which its stockholders approved an amendment to Arrowroot’s amended and restated certificate of incorporation (the “Charter Extension Amendment”) to extend the date (the “Termination Date”) by which Arrowroot has to consummate an initial business combination from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow Arrowroot, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to seven times by an additional one month each time after the Charter Extension Date (“Additional Charter Extension Date”), by resolution of Arrowroot’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024, for a total of up to eleven months after the Original Termination Date (the “Extension Deadline”), unless the closing of an initial business combination shall have occurred prior thereto (the “Extension,” and such proposal, the “Extension Proposal”). In connection with the Extension, on March 6, 2023, Arrowroot issued an unsecured promissory note (the “Third Promissory Note”) in the principal amount of up to $1,760,000 to the Sponsor. The Third Promissory Note does not bear interest and matures on the Note Maturity Date. Following the Extension Proposal being approved, the Sponsor funded $960,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Extension Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Extension Meeting (if all seven additional monthly extensions are exercised). If Arrowroot completes an initial business combination, Arrowroot will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the Private Placement Warrants issued in connection with Arrowroot’s initial public offering. If Arrowroot does not complete an initial business combination by the Extension Deadline, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. As of September 30, 2023, Arrowroot had a $1,120,000 outstanding balance under this Third Promissory Note.

On June 13, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $2,000,000 (the “Fourth Promissory Note,” and collectively with the IPO Promissory Note, First Promissory Note, Second Promissory Note and Third Promissory Note, the “Promissory Notes”) to the Sponsor, of which $700,000 was funded by the Sponsor upon execution. On September 27, 2023, Arrowroot drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. There remains $800,000 available under the Fourth Promissory Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures on the Note Maturity Date. In the event that Arrowroot does not consummate an initial business combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Note Maturity Date upon request by Arrowroot subject to the Sponsor’s approval.

Notwithstanding the original terms the Promissory Notes, Arrowroot and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

Also, on April 27, 2023, iLearningEngines entered into a convertible note purchase agreement (the “Convertible Note Purchase Agreement”), with certain investors (collectively, with any future investors who may become party to the Convertible Note Purchase Agreement, the “Convertible Note Investors”), pursuant to which, among other things, iLearningEngines may issue and sell to the Convertible Note Investors convertible notes due in October 2025 (“Convertible Notes”) with aggregate principal amount of up to $50,000,000, of which iLearningEngines has issued and sold Convertible Notes with aggregate principal amount of $16,650,000, including to affiliates of our Sponsor. Each Convertible Note accrues interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each Convertible Note will automatically convert into shares of iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares Arrowroot Class A Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such Convertible Note, plus all accrued and unpaid interest thereon (the “Convertible Note Balance”), divided by (ii) $10.00 (such shares, the “Convertible Note Shares”).

Affiliates of our Sponsor have purchased an aggregate of $9,150,000 of Convertible Notes, convertible into 2,591,645 shares of New iLearningEngines Common Stock.

Arrowroot is holding a special meeting in order to obtain the stockholder approvals necessary to complete the Business Combination. At the Arrowroot special meeting, which will be held on January 12, 2024, at 11:00 a.m., Eastern time, via live webcast at https://www.virtualshareholdermeeting.com/ARRW2024SM, Arrowroot will ask its stockholders to approve and adopt the Merger Agreement and the Business Combination and to approve the other proposals described in the accompanying proxy statement/prospectus. You will need the 16 digit meeting control number that is printed on your proxy card to enter the special meeting. Arrowroot recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

As described in the accompanying proxy statement/prospectus, certain stockholders of iLearningEngines are parties to a support agreement with Arrowroot whereby such stockholders agreed to vote all of their shares of iLearningEngines Common Stock in favor of approving the Business Combination.

After careful consideration, the Arrowroot board of directors (the “Arrowroot Board”) has unanimously approved the Merger Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the Arrowroot Board has determined that it is advisable to consummate the Business Combination. The Arrowroot Board recommends that you vote “FOR” the proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

Arrowroot is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting.

More information about Arrowroot, iLearningEngines and the Business Combination is contained in the accompanying proxy statement/prospectus. Arrowroot and iLearningEngines urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 48 of the accompanying proxy statement/prospectus.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE Arrowroot REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARROWROOT’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE VIRTUAL SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,
[•], 2023
Matthew Safaii
Chief Executive Officer

The accompanying proxy statement/prospectus is dated [•], 2023 and is first being mailed to the stockholders of Arrowroot on or about [•], 2023.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Arrowroot Acquisition Corp.
4553 Glencoe Ave
Suite 200
Marina Del Rey, CA 90292

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 12, 2024

To the Stockholders of Arrowroot Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of Arrowroot Acquisition Corp., a Delaware corporation (“Arrowroot,” “we,” “our” or “us”), will be held on January 12, 2024, at 11:00 a.m., Eastern time, via live webcast at the following address: https://www.virtualshareholdermeeting.com/ARRW2024SM. You will need the 16-digit meeting control number that is printed on your proxy card to enter the special meeting. Arrowroot recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person. You are cordially invited to attend the special meeting, which will be held for the following purposes:

Proposal No. 1 — The “Business Combination Proposal” — to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023 (as may be amended from time to time, the “Merger Agreement”), by and among Arrowroot, ARAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Arrowroot (“Merger Sub”), and iLearningEngines Inc., a Delaware corporation (“iLearningEngines”), pursuant to which Merger Sub will merge with and into iLearningEngines (the “Merger”), with iLearningEngines surviving the Merger as a wholly owned subsidiary of Arrowroot and approve the Merger and the other transactions contemplated by the Merger Agreement (the “Business Combination” and such proposal, the “Business Combination Proposal”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A (“Proposal No. 1”).

Proposal No. 2 — The “Organizational Documents Proposal” — to approve and adopt, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated Certificate of Incorporation (the “Proposed Charter”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and the proposed Amended and Restated Bylaws, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Proposed Bylaws”), of New iLearningEngines as the post-Business Combination company, which, if approved, would take effect substantially concurrently with the Effective Time (“Proposal No. 2”).

Proposals No. 3 — The “Advisory Organizational Documents Proposals” — to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with the U.S. Securities and Exchange Commission (“SEC”) guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as four sub-proposals (collectively, “Proposals No. 3”):

Proposal No. 3A — to increase the authorized shares of New iLearningEngines Common Stock (as defined in the accompanying proxy statement/prospectus) to 700,000,000 shares and increase the authorized shares of preferred stock to 10,000,000 shares (“Proposal No. 3A”);

Proposal No. 3B — to require an affirmative vote of 66 2/3% of the outstanding shares of New iLearningEngines Common Stock to adopt, amend, or repeal the Proposed Bylaws (as defined in the accompanying proxy statement/prospectus) (“Proposal No. 3B”);

Proposal No. 3C — to require an affirmative vote of 66 2/3% of the outstanding shares of New iLearningEngines Common Stock to alter, amend, or repeal ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, and ARTICLE IX of the Proposed Charter (“Proposal No. 3C”);

Proposal No. 3D — to approve and adopt the Proposed Charter that includes the approval of Proposal No. 2, Proposals No. 3 and Proposal No. 4 and provides for certain additional changes, including changing Arrowroot’s name from “Arrowroot Acquisition Corp.” to “iLearningEngines, Inc.,” which the board of directors of Arrowroot (the “Arrowroot Board”) believes are necessary to adequately address the needs of Arrowroot immediately following the consummation of the Business Combination (“Proposal No. 3D”);

Proposal No. 4 — The “Election of Directors Proposal” — to consider and vote upon a proposal to elect, effective at the Closing (as defined in the accompanying proxy statement/prospectus), five directors to serve staggered terms on the New iLearningEngines Board (as defined in the accompanying proxy statement/prospectus) until the 2024, 2025 and 2026 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified (“Proposal No. 4”);

Proposal No. 5 — The “Equity Incentive Plan Proposal” — to consider and vote upon a proposal to approve and adopt the iLearningEngines 2024 Equity Incentive Plan, which is an incentive compensation plan for directors and employees of New iLearningEngines following the Business Combination (“Proposal No. 5”);

Proposal No. 6 — The “Employee Stock Purchase Plan Proposal” — to consider and vote upon a proposal to approve and adopt the iLearningEngines 2024 Employee Stock Purchase Plan (the “ESPP”), to assist New iLearningEngines in aligning the long-term financial interests of its employees with the financial interests of its stockholders, as well as attracting, retaining and motivating employees and encouraging them to devote their best efforts to the New iLearningEngines’ business and financial success (“Proposal No. 6”);

Proposal No. 7 — The “Nasdaq Proposal” — to consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of The Nasdaq Stock Market LLC, the issuance of shares of Arrowroot Class A Common Stock to the iLearningEngines stockholders in the Merger pursuant to the Merger Agreement and to the Convertible Note Investors in the Convertible Note Investment (each as defined in this the accompanying proxy statement/prospectus) in connection with the Business Combination (“Proposal No. 7”); and

Proposal No. 8 — The “Adjournment Proposal” — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

These items of business are described in the attached proxy statement/prospectus. We encourage you to read the attached proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION ENTITLED “RISK FACTORS.”

Only holders of record of shares of Arrowroot’s Class A common stock and Arrowroot’s Class B common stock at the close of business on December 8, 2023 (the “Record Date”) are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of our stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. During the special meeting, stockholders will also be able to view the list of our stockholders of record entitled to vote at the special meeting by logging into the webcast.

Pursuant to our Existing Charter (as defined in the accompanying proxy statement/prospectus), we are providing the holders of shares of Arrowroot Class A Common Stock originally sold as part of the units issued in our initial public offering (the “IPO” and such holders, the “Public Stockholders”) with the opportunity to redeem, upon the Closing, shares of Arrowroot Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount then on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest not previously released to Arrowroot to pay its taxes) from the IPO and a concurrent private placement of warrants to our Sponsor. On February 28, 2023, in connection with Arrowroot’s extension of the period of time to consummate an initial business combination, 24,304,187 shares of Arrowroot Class A Common Stock (representing approximately 84.54% of the then outstanding shares of Arrowroot Class A Common Stock) were tendered for redemption and redeemed, resulting in 4,445,813 shares of Arrowroot Class A Common Stock remaining issued and outstanding. As a result and as of the date hereof, the Sponsor and Arrowroot’s current and former officers and directors, who are the holders of all of the issued and outstanding shares of Arrowroot Class B Common Stock, own approximately 61.78% of the outstanding shares of Arrowroot Common Stock.

For illustrative purposes, based on the funds held in the Trust Account as of September 30, 2023 of approximately $46.1 million, the estimated per share redemption price would have been approximately $10.36. Public Stockholders may elect to redeem their shares whether or not they are holders as of the Record Date and whether or not they vote for the Business Combination Proposal. Notwithstanding the foregoing redemption rights, a Public

Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding shares of Arrowroot Class A Common Stock sold in the IPO. Holders of Arrowroot’s outstanding warrants sold in the IPO, which are exercisable for shares of Arrowroot Class A Common Stock under certain circumstances, do not have redemption rights in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Arrowroot Class A Common Stock they may hold. Shares of Arrowroot Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. As of the Record Date, our Sponsor, and current and former officers and directors collectively owned approximately 61.78% of our issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, including all of the shares of Arrowroot Class B Common Stock. Our Sponsor, officers and directors have agreed to vote any shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock owned by them in favor of the Business Combination.

We may not consummate the Business Combination unless each of the Business Combination Proposal, Organizational Documents Proposal, Election of Directors Proposal, and Nasdaq Proposal (collectively, the “Required Proposals”) are approved at the special meeting. The Advisory Organizational Documents Proposals, Election of Directors Proposal, Equity Incentive Plan Proposal and Employee Stock Purchase Plan Proposal are all conditioned on the approval of the Business Combination Proposal, Nasdaq Proposal and the Organizational Documents Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

The Arrowroot Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Organizational Documents Proposals, “FOR” the Election of Directors Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal (if necessary).

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Okapi Partners LLC, at (855) 208-8903; banks and brokers can call collect at (212) 297-0720.

By Order of the Board of Directors,
[•], 2023
Matthew Safaii
Chief Executive Officer

iLearningEngines CEO LETTER

A Vision is Born

Fourteen years ago, my mother was diagnosed with Stage 4 breast cancer. My world was turned upside down.

During many long flights to be at her side during treatment, I truly struggled with her diagnosis. Why was this terrible disease discovered so late? Were there any warning signs we missed? I quickly realized that healthcare is focused on reacting to sickness, not on actively managing any of the specific health risks of individual patients.

In my heart, I knew there must be a way to sift through mountains of data to distinguish the “Signal” from the “Noise.” If we can only find the Signal, we can vastly improve everything from healthcare to education and beyond, for our communities and our society generally.

The data is there. It is continually being generated, but its power is lost as quickly as it is created.

I founded iLearningEngines on the belief that vital content must be delivered in real time and in context for our society to leap forward. I spent nearly five years at Sun MicroSystems leveraging AI principles to vastly improve computing power, which underpinned my conclusion that AI is the key to achieving my vision.

What Have We Accomplished So Far?

Fast forward to today. iLearningEngines is one of the fastest growing technology companies in North America. We have invested substantial time and resources into R&D to create an AI platform to advance the future of work for enterprises everywhere.

Companies rely on us to “productize” their institutional knowledge and transform it into critical IP that drives better outcomes. Today, we serve over 1,000 enterprise end customers with more than 4 million licensed users across a variety of verticals.

We believe our approach has disrupted the worlds of learning, learning automation and work automation — not unlike what Apple did with smartphones and Slack and Zoom have done for communications.

We are tremendously excited about the power of scalable AI that we are harnessing to serve our customers across various end markets.

The Future is Bright

iLearningEngines sits at the intersection of the growing global AI, hyperautomation, and global e-Learning markets, three of the most exciting sectors in the world right now. Global AI and global e-Learning markets are each estimated to exceed $200 billion.

AI is anything but new to us. It is at the core of our identity as a company. The path we have painstakingly paved is now a springboard for transformational change as scalable AI fundamentally revolutionizes the way businesses operate.

I am excited about our partnership with Arrowroot and our upcoming public listing. I hope you will join us for the next chapter of iLearningEngines’ story as we empower companies to make themselves better at what they do.

Harish Chidambaran
Founder and CEO

i

ii

MARKET AND INDUSTRY DATA

Certain information contained in this proxy statement/prospectus relates to or is based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we are not aware of any misstatements regarding such third-party information and data presented in this proxy statement/prospectus, such information and data involves risks and uncertainties and is subject to change based on various factors, including, potentially, those discussed under the section entitled “Risk Factors” starting on page 48 of this proxy statement/prospectus. Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Finally, while we believe our own internal estimates and research are reliable, and are not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Notwithstanding anything in this proxy statement/prospectus to the contrary, we are responsible for all disclosures in this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Arrowroot (File No. 333-273444) (the “Registration Statement”), constitutes a prospectus of Arrowroot under Section 5 of the Securities Act, with respect to the shares of Arrowroot Class A Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting of Arrowroot stockholders at which Arrowroot stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

Arrowroot files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read Arrowroot’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Arrowroot Acquisition Corp.
Address: 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292

Telephone: (310) 566-5966

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Individuals call toll-free: (855) 208-8903
Banks and brokers call: (212) 297-0720
Email: info@okapipartners.com

If you are a stockholder of Arrowroot and would like to request documents, please do so by January 5, 2023 (one week prior to the Special Meeting) to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

You may also obtain additional information about Arrowroot from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares (as defined in the accompanying proxy statement/prospectus), you will need to send a letter demanding redemption and deliver your shares electronically to our transfer agent at least two business days prior to the special meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” in the section entitled “Questions and Answers About the Business Combination.” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: spacredemptions@continentalstock.com

FREQUENTLY USED TERMS

In this document:

“Adjournment Proposal” means a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

“Advisory Organizational Documents Proposals” means the separate proposals for amendments to the Existing Charter, which are reflected in the Proposed Charter, the full text of which is attached to this proxy statement/prospectus as Annex B.

“Alternative Transaction” means any merger, consolidation, or acquisition of stock or assets or any other business combination involving iLearningEngines and any other corporation, partnership or other business organization other than Arrowroot.

“Arrowroot” means Arrowroot Acquisition Corp., a Delaware corporation.

“Arrowroot Alternative Transaction” means any merger, consolidation, or acquisition of stock or assets or any other business combination involving Arrowroot and any other corporation, partnership or other business organization other than iLearningEngines and iLearningEngines’ subsidiaries.

“Arrowroot Board” means Arrowroot’s board of directors prior to the Business Combination.

“Arrowroot Board Recommendations” means the recommendation of the Arrowroot Board to the Arrowroot stockholders that they approve and adopt the Merger Agreement and all other transactions contemplated thereby, approve the Merger and approve the proposals contained in this proxy statement/prospectus.

“Arrowroot Class A Common Stock” means Arrowroot’s Class A common stock, par value $0.0001 per share.

“Arrowroot Class B Common Stock” means Arrowroot’s Class B common stock, par value $0.0001 per share.

“Arrowroot Common Stock” means Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, collectively.

“Arrowroot Proposals” means the proposals to be voted on at the special meeting of Arrowroot stockholders as described in this proxy statement/prospectus.

“Arrowroot Unit” means one share of Arrowroot Class A Common Stock and one half of one redeemable Arrowroot Warrant.

“Arrowroot Warrants” means the Private Placement Warrants and the Public Warrants issued under the Arrowroot Warrant Agreement, with each whole warrant exercisable for one share of Arrowroot Class A Common Stock at an exercise price of $11.50.

“Arrowroot Warrant Agreement” means the Warrant Agreement, dated as of March 4, 2021, by and between Arrowroot and Continental Stock Transfer & Trust Company, governing the outstanding Arrowroot Warrants.

“Broker non-vote” means the failure of an Arrowroot stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions described in the Merger Agreement.

“Business Combination Proposal” means the proposal to approve the adoption of the Merger Agreement and the Business Combination.

“Business Days” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date on which the Closing occurs.

“Closing Price” means, for each Trading Day, the closing price (based on such Trading Day) of shares of Arrowroot Common Stock on the Trading Market, as reported on Nasdaq.com.

“Code” means the Internal Revenue Code of 1986, as amended.

“Code of Conduct” means the Code of Business Conduct and Ethics to be adopted by the New iLearningEngines Board and applicable to all of New iLearningEngines’ employees, executive officers and directors.

“Contracted customers” means VARs, direct end customers and end customers who purchase iLearningEngines’ services directly through channel partners, that have purchased one or more of iLearningEngines’ products under a unique customer identification number since iLearningEngines’ inception for iLearningEngines’ perpetual license products and individuals or entities that have an active maintenance and support agreement for at least one of iLearningEngines’ maintenance and support products. Each unique customer identification number constitutes a separate customer regardless of the amount purchased. iLearningEngines may have multiple purchasers of its products within a single organization, each of which may be assigned a unique customer identification number and deemed a separate customer.

“Convertible Notes” means the 15.0% Convertible Notes due in October 2025 and that are convertible into a number of Convertible Note Shares (rounded down to the nearest whole share) equal to (i) the Convertible Note Balance divided by (ii) $10.00.

“Convertible Note Balance” means the outstanding principal under such Convertible Note, plus all accrued and unpaid interest thereon.

“Convertible Note Investment” means the issuance and sale of Convertible Notes to Convertible Note Investors pursuant to the Convertible Note Purchase Agreement.

“Convertible Note Investors” means certain institutional investors, including affiliates of the Sponsor, that have invested, and may in the future invest, in the Convertible Note Investment.

“Convertible Note Purchase Agreement” means that certain convertible note purchase agreement entered into on April 27, 2023, by and among iLearningEngines and the Convertible Note Investors, pursuant to which such Convertible Note Investors may purchase up to an aggregate of $50,000,000 in the Convertible Note Investment, and substantially in the form attached hereto as Annex H, of which Convertible Notes with aggregate principal amount of $16,650,000 have been issued and sold to Convertible Note Investors.

“Convertible Note Shares” means a number of shares of Arrowroot Class A Common Stock (rounded down to the nearest whole share) equal to (i) the Convertible Note Balance divided by (ii) $10.00, issuable in connection with the Business Combination as consideration for iLearningEngines shares upon conversion of the Convertible Notes, in accordance with the terms and subject to the conditions of the Convertible Note Purchase Agreement and the Convertible Notes.

“Customer” or “customers” as used in this proxy statement/prospectus to refer to customers of iLearningEngines means all direct purchasers, including VARs, enterprise end customers and licensed users of iLearningEngines’ platform. See “Information About iLearningEngines — Customers.”

“DGCL” means the Delaware General Corporation Law, as amended.

“DOJ” means the Department of Justice.

“Effective Time” means the time of filing of a certificate of merger with the Secretary of State of the State of Delaware upon consummation of the Merger or such later time as may be agreed by the parties to the Merger Agreement and specified in such certificate of merger.

“Election of Directors Proposal” means the proposal to elect, effective at the Closing, five directors to serve staggered terms on our board of directors until the 2024, 2025 and 2026 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified.

“Employee Stock Purchase Plan Proposal” means the proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination.

“Enterprise end customer” means entities or organizations that have 250 or more licensed users on iLearningEngines’ AI and automation platform. See “Information About iLearningEngines — Customers.”

“Equity Incentive Plan Proposal” means the proposal to approve and adopt the incentive equity plan established to be effective after the Closing of the Business Combination.

“Excess Shares” means the Public Shares held in excess of 15% of the total Public Shares issued which any individual public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), that exceeds 15% of the total Public Shares issued by Arrowroot; such Excess Shares will be restricted from seeking redemption rights without Arrowroot’s prior consents.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Charter” means Arrowroot’s Amended and Restated Certificate of Incorporation, dated as of March 3, 2021, as amended on March 1, 2023.

“Founder Shares” means the outstanding shares of Arrowroot Class B Common Stock originally issued to the Sponsor.

“Fourth Promissory Note” means the unsecured promissory note in the principal amount of $2,000,000 in favor of the Sponsor Arrowroot issued on June 13, 2023.

“FTC” means the Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“iLearningEngines” means iLearningEngines Inc., a Delaware corporation, prior to the Business Combination, which will be renamed iLearningEngines Holdings, Inc.

“iLearningEngines Board” means iLearningEngines’ board of directors prior to the Business Combination.

“iLearningEngines Business Combination Proposal” means the proposal to the iLearningEngines stockholders to consider and vote upon the proposal to approve the adoption of the Merger Agreement and the Business Combination.

“iLearningEngines Capital Stock” means iLearningEngines Common Stock.

“iLearningEngines Common Stock” means the shares of common stock of iLearningEngines, par value $0.0001 per share, other than iLearningEngines Restricted Stock.

“iLearningEngines Restricted Stock” means shares of common stock of iLearningEngines that are subject to vesting in accordance with a contract between iLearningEngines and the holder of such shares, par value $0.0001 per share.

“iLearningEngines RSU” means each outstanding restricted stock unit (“RSU”) award covering shares of iLearningEngines Common Stock under iLearningEngines’ equity incentive plans, or, if the context otherwise requires, any specific iLearningEngines equity incentive plan.”

“iLearningEngines Warrant” means each outstanding warrant to purchase shares of iLearningEngines Common Stock.”

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means Arrowroot’s initial public offering of Arrowroot Units, consummated on March 4, 2021.

“IPO Promissory Note” means an unsecured promissory note the Sponsor issued to the Company on December 21, 2020, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Key Company Stockholders” means the persons and entities listed on Schedule I of the Stockholder Support Agreement.

“Letter Agreement” means the Letter Agreement, dated as of March 4, 2021, by and between Arrowroot and Cantor Fitzgerald & Co., entered into in connection with the IPO.

“Merger” means the merger of Merger Sub with and into iLearningEngines.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023, as may be amended from time to time, by and among Arrowroot, Merger Sub and iLearningEngines.

“Merger Consideration” means a number of shares of Arrowroot Class A Common Stock equal to the quotient obtained by dividing (i) the sum of (a) the base purchase price, minus (b) the dollar value of the Company incentive amount plus (c) the aggregate exercise price of the Company warrants that are issued and outstanding immediately prior to the Effective Time, minus (d) the aggregate amount of Convertible Note Balance by (ii) $10.00.

“Merger Sub” means ARAC Merger Sub, Inc., a Delaware corporation.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” means the proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of Arrowroot Class A Common Stock to the iLearningEngines stockholders in the Merger pursuant to the Merger Agreement and to the Convertible Note Investors in the Convertible Note Investment.

“New iLearningEngines” means Arrowroot immediately following the consummation of the Business Combination and approval of the Proposed Charter.

“New iLearningEngines Board” means New iLearningEngines’ board of directors following the consummation of the Business Combination and the election of directors pursuant to the Election of Directors Proposal.

“New iLearningEngines Common Stock” means, following the consummation of the Business Combination and approval of the Proposed Charter, New iLearningEngines’ common stock, par value $0.0001 per share, as authorized under the Proposed Charter.

“Organizational Documents Proposal” means the proposal to be considered at the special meeting to approve and adopt, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter and Proposed Bylaws of New iLearningEngines as the post-Business Combination company, which, if approved, would take effect substantially concurrently with the Effective Time.

“Permitted Withdrawals” means the withdrawals Arrowroot is allowed to take from the Trust Account for taxes payable, and in the event of the dissolution of Arrowroot, up to $100,000 of interest to pay dissolution expenses.

“PIPE Investors” means certain third-party investors that are expected to enter into subscription agreements pursuant to which the PIPE Investors are anticipated to respectively subscribe for 800,000 newly-issued shares of Class A Common Stock to be issued at the closing of the merger. For more information see “Unaudited Pro Forma Condensed Combined Financial Information — Description of the Business Combination — The PIPE Investment.”

“Polar” means Polar Multi-Strategy Master Fund, a Cayman Islands exempted company.

“Preferred Stock” means Arrowroot Preferred stock, par value $0.0001 per share.

“Private Placement” means the sale of the Private Placement Warrants that occurred simultaneously with the completion of the IPO.

“Private Placement Warrants” means the warrants to purchase shares of Arrowroot Class A Common Stock sold in the Private Placement to our Sponsor that occurred simultaneously with the completion of the IPO.

“Promissory Notes” means, collectively, the IPO Promissory Note, First Promissory Note, Second Promissory Note, Third Promissory Note and Fourth Promissory Note.

“Proposed Bylaws” means the proposed Amended and Restated Bylaws of Arrowroot, the full text of which is attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” means the proposed Second Amended and Restated Certificate of Incorporation of Arrowroot, the full text of which is attached to this proxy statement/prospectus as Annex B.

“Public Shares” means shares of Arrowroot Class A Common Stock issued as part of the units sold in the IPO.

“Public Stockholders” means the holders of shares of Arrowroot Class A Common Stock.

“Public Warrants” means the redeemable warrants included in the Arrowroot Units sold in the IPO, each whole warrant of which is exercisable for one share of Arrowroot Class A Common Stock, in accordance with its terms.

“Record Date” means December 8, 2023, the record date for the special meeting of Arrowroot stockholders as described in this proxy statement/prospectus.

“Requisite Approval” means the written consent or affirmative vote of the holders of a majority of the outstanding shares of iLearningEngines Common Stock.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Promissory Note” means an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor Arrowroot issued on February 23, 2023.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Arrowroot Acquisition LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that Sponsor Support Agreement, dated as of April 27, 2023, by and among Arrowroot, iLearningEngines, the Sponsor and certain of Arrowroot’s officers and directors.

“Stockholder Support Agreement” means that Stockholder Support Agreement, dated as of April 27, 2023, by and among Arrowroot, iLearningEngines and certain of iLearningEngines’ stockholders.

“Trading Market” means the stock market on which shares of Arrowroot Common Stock shall be trading at the time of determination of the Closing Price.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

“VAR” or “VARs” means value-added resellers who typically develop their own solutions which integrate other software and platforms and then sell their solutions directly to their end customers. See “Information About iLearningEngines — Customers.”

“2020 Term Loans” means the term loan facility pursuant to that Loan and Security Agreement, dated as of December 30, 2020, by and between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc.

“2021 Term Loans” means the term loan facility pursuant to that Loan and Security Agreement, dated as of October 21, 2021, by and between iLearningEngines Inc., Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting of Arrowroot stockholders, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to Arrowroot and iLearningEngines stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Questions and Answers about the Special Meeting of Arrowroot’s Stockholders and the Related Proposals

Q.     Why am I receiving this proxy statement/prospectus?

A.     Arrowroot has entered into the Merger Agreement with iLearningEngines and the other parties thereto pursuant to which Merger Sub will merge with and into iLearningEngines, whereupon the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving company and continue in existence as a wholly owned subsidiary of Arrowroot. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Arrowroot stockholders are being asked to consider and vote upon the Business Combination Proposal to approve the adoption of the Merger Agreement and the Business Combination, among other proposals.

Arrowroot Units, Arrowroot Class A Common Stock and the Public Warrants are currently listed on the Nasdaq Capital Market, under the symbols “ARRWU,” “ARRW,” and “ARRWW,” respectively. Arrowroot has applied to continue the listing of New iLearningEngines Common Stock and Public Warrants on the Nasdaq Capital Market under the symbol “AILE” and “AILEW” upon the Closing. At the Closing, each Arrowroot Unit will separate into its components consisting of one share of Arrowroot Class A Common Stock and one-half of one redeemable Public Warrant, and therefore there will be no Nasdaq listing of the Arrowroot Units following the consummation of the Business Combination.

The Sponsor and Arrowroot’s officers and directors have agreed to (a) vote all of their shares of Arrowroot Class B Common Stock and all of their shares of Arrowroot Class A Common Stock in favor of the Business Combination, and (b) certain restrictions on their shares of Arrowroot Common Stock. In addition, in connection with an election not to redeem Public Shares by any holder of Public Shares, each of iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock held by the Sponsor (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders as further described in the accompanying proxy statement/prospectus (such assigned or forfeited shares, the “Incentive Shares”).

At the Closing, as a result of the Business Combination, (i) each outstanding share of iLearningEngines Common Stock (excluding shares the holders of which perfect rights of appraisal under Delaware law) will be cancelled and automatically converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to the product of such shares and an exchange ratio, (I) the numerator of which is equal to (1)(A) $1,285,000,000, minus (B) the dollar value of shares of Incentive Shares (as defined below) forfeited or assigned by the Company, such dollar value not to exceed $100 million, plus (C) the aggregate exercise price of the iLearningEngines warrants, minus (D) the Convertible Note Balance (as defined below), divided by (2) $10.00, and (II) the denominator of which is equal the fully-diluted capitalization of iLearningEngines immediately prior to the consummation of the Business Combination, including shares of restricted stock of iLearningEngines, shares of iLearningEngines issuable upon settlement of iLearningEngines restricted stock units and shares of iLearningEngines issuable upon exercise of iLearningEngines warrants, but excluding shares issuable upon conversion of the Convertible Notes (as defined below) (the “Exchange Ratio”), (ii) each vested iLearningEngines RSU or portion thereof will be cancelled and automatically converted into the right to receive, subject to settlement and delivery, a number of shares of Arrowroot Class A Common Stock equal to the product of such shares and the Exchange Ratio, (iii) each unvested iLearningEngines RSU or portion thereof will be cancelled and automatically converted into a right to receive a number of restricted stock units of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio, with substantially the same terms and conditions as were applicable to such iLearningEngines RSU immediately prior to the consummation of the Business Combination, (iv) each share of vested iLearningEngines Restricted Stock will be cancelled and automatically converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to the product of such shares and Exchange Ratio, (v) each share of unvested iLearningEngines Restricted Stock will be canceled and converted into the right to receive a number of restricted shares of New iLearningEngines Common Stock, with substantially the same terms and conditions as were applicable to such share of iLearningEngines Restricted Stock immediately prior to the consummation of the Business Combination, (vi) each Convertible Note will automatically converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to (x) the Convertible Note Balance divided by (y) $10.00, and (vii) each iLearningEngines Warrant will be converted into the right to receive a number of shares of Arrowroot Class A Common Stock determined in accordance with the terms of such iLearningEngines Warrant. See the section entitled “The Business Combination” on page 127 of the attached proxy statement/prospectus for further information on the consideration being paid to the stockholders of iLearningEngines.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of Arrowroot with respect to the Arrowroot Class A Common Stock issuable in connection with the Business Combination.

Q.     What matters will stockholders consider at the special meeting?

A.     The Business Combination Proposal — a proposal to approve the adoption of the Merger Agreement and the Business Combination.

The Organizational Documents Proposal — a proposal to approve the Proposed Charter and the Proposed Bylaws.

The Advisory Organizational Documents Proposals — four proposals to amend Arrowroot’s Existing Charter.

The Election of Directors Proposal — a proposal to elect the directors comprising the board of directors of New iLearningEngines.

The Equity Incentive Plan Proposal — a proposal to approve and adopt the incentive equity plan established to be effective after the Closing of the Business Combination.

The Employee Stock Purchase Plan Proposal — a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination.

The Nasdaq Proposal — a proposal to approve, for purposes of complying with the applicable listing rules of Nasdaq, the issuance of shares of Arrowroot Class A Common Stock to the iLearningEngines stockholders in the Merger pursuant to the Merger Agreement and to the Convertible Note Investors in the Convertible Note Investment in connection with the Business Combination.

The Adjournment Proposal — a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Q.     What vote is required to approve the proposals presented at the special meeting?

A.     The approval of the Organizational Documents Proposal requires the affirmative vote (in person or by proxy) of the majority of the issued and outstanding shares of each of the Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting separately, as well as the vote of a majority of the issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting together as a single class. Accordingly, an Arrowroot stockholder’s failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting or a broker non-vote will have the same effect as a vote against the Organizational Documents Proposals.

The approval of the Business Combination Proposal, the Advisory Organizational Documents Proposals, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the shares of Arrowroot

Common Stock, voting together as a single class, that are cast thereon at the special meeting. Accordingly, an Arrowroot stockholder’s failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on these Proposals.

The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the shares of Arrowroot Common Stock, voting together as a single class, that are cast thereon at the special meeting. Accordingly, an Arrowroot stockholder’s failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on the Election of Directors Proposal.

Pursuant to the Merger Agreement, the Business Combination is conditioned upon the approval of holders of at least sixty-five percent (65%) of the outstanding shares of Arrowroot Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

As of the Record Date, our Sponsor, and current and former officers and directors collectively owned approximately 61.78% of our issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, including all of the shares of Arrowroot Class B Common Stock. The Sponsor, officers and directors have agreed to vote any shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock owned by them in favor of the Business Combination pursuant to the Letter Agreement and the Sponsor Support Agreement. Accordingly, assuming all of the outstanding shares of Arrowroot Common Stock vote “FOR” each proposal, each of the Advisory Organizational Documents Proposals, Business Combination Proposal, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal will be approved even if none of the outstanding Arrowroot Class A Common Stock vote in favor of such proposals and the Organizational Documents Proposal will require the affirmative vote of a majority of the Arrowroot Class A Common Stock (in person or by proxy) in order to be approved. Directors are elected by a plurality of the votes cast, in person online or by proxy at the special meeting. This means that the five nominees will be elected if they receive more affirmative votes than any other nominee for the same position.

Q.     Are any of the proposals conditioned on one another?

A.     The Organizational Documents Proposal, Advisory Organizational Documents Proposals, Election of Directors Proposal, Equity Incentive Plan Proposal and Employee Stock Purchase Plan Proposal are all conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is conditioned on the approval of the Nasdaq Proposal and the Organizational Documents Proposal. The Adjournment Proposal does not require the approval of any other proposal to be effective.

It is important for you to note that in the event that the Business Combination Proposal is not approved, then Arrowroot will not consummate the Business Combination. If Arrowroot does not consummate the Business Combination and fails to complete an initial business combination by July 6, 2023 (or up to February 4, 2024, if the Arrowroot Board elects to extend the period of time to consummate a business combination on a monthly basis for up to seven times by an additional one month each time after July 6, 2023 if requested by the Sponsor (the “Extension Deadline”)), then Arrowroot will be required to dissolve and liquidate. The Arrowroot Board approved a draw of an aggregate of $960,000 (the “Extension Funds”) pursuant to the Third Promissory Note (as defined below), which Extension Funds were deposited into the Trust Account. The deposit enables Arrowroot to extend the date by which it must complete its initial business combination to January 6, 2024 (the “Additional Extension”). The Additional Extension is the sixth of seven one-month extensions permitted under the Existing Charter, and provides the Company with additional time to complete its initial business combination.

Q.     What will happen upon the consummation of the Business Combination?

A.     On the Closing Date, Merger Sub will be merged with and into iLearningEngines, with iLearningEngines surviving the Merger as a wholly owned subsidiary of Arrowroot. The Merger will have the effects specified under Delaware law. At the Closing, as a result of the Business Combination, (i) each outstanding share of iLearningEngines Common Stock (excluding shares the holders of which perfect rights of appraisal under Delaware law) will be cancelled and automatically converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to the product of such shares and the Exchange Ratio, (ii) each vested iLearningEngines RSU or portion thereof will be cancelled and automatically converted into the right to receive, subject to settlement and delivery, a number of shares of Arrowroot Class A Common Stock equal to the product of such shares and the Exchange Ratio, (iii) each unvested iLearningEngines RSU or portion thereof will be cancelled and automatically converted into a right to receive a number of restricted stock units of New iLearningEngines equal to the product of such units and the Exchange Ratio, with substantially the same terms and conditions as were applicable to such iLearningEngines RSU immediately prior to the consummation of the Business Combination, (iv) each share of vested iLearningEngines Restricted Stock will be cancelled and automatically converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to the product of such shares and the Exchange Ratio, (v) each share of unvested iLearningEngines Restricted Stock will be cancelled and converted into the right to receive a number of restricted shares of Arrowroot Class A Common Stock, with substantially the same terms and conditions as were applicable to such share of iLearningEngines restricted stock immediately prior to the consummation of the Business Combination, (vi) each Convertible Note will automatically convert into the right to receive a number of shares of Arrowroot Class A Common Stock equal to (x) the Convertible Note Balance divided by (y) $10.00, and (vii) each iLearningEngines Warrant will be converted into the right to receive a number of shares of Arrowroot Class A Common Stock determined in accordance with the terms of such iLearningEngines Warrant. Following the consummation of the Business Combination and upon effectiveness of the Proposed Charter, all outstanding shares of Arrowroot Class A Common Stock will be reclassified as shares of New iLearningEngines Common Stock on a one-to-one basis. Following the consummation of the Business Combination and upon effectiveness of the Proposed Charter, all outstanding shares of Arrowroot Class A Common Stock will be reclassified as shares of New iLearningEngines Common Stock on a one-to-one basis.

Q.     Why is Arrowroot proposing the Business Combination Proposal?

A.     Arrowroot was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Arrowroot is not limited to any particular industry or sector.

Arrowroot received net proceeds of $287,500,000 from its IPO (including from the exercise by the underwriters of their over-allotment option) and sale of the Private Placement Warrants, which was placed into the Trust Account immediately following the IPO. In accordance with the Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question “What happens to the funds held in the Trust Account upon consummation of the Business Combination?” below.

As of the Record Date, there were 4,445,813 shares of Arrowroot Class A Common Stock issued and outstanding and 7,187,500 shares of Arrowroot Class B Common Stock issued and outstanding. In addition, as of the Record Date, there were 22,625,000 Arrowroot Warrants issued and outstanding, consisting of 14,375,000 Public Warrants and 8,250,000 Private Placement Warrants. Each whole Arrowroot Warrant entitles the holder thereof to purchase one share of Arrowroot Class A Common Stock at a price of $11.50 per share. The Arrowroot Warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by their initial purchasers or their permitted transferees.

Under the Existing Charter, Arrowroot must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Arrowroot’s initial business combination in conjunction with a stockholder vote.

Q.     Who is iLearningEngines?

A.      iLearningEngines is an out-of-the-box AI platform that empowers customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. Their platform enables enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and to automate organizational processes that leverage these Knowledge Clouds to improve performance. Their Learning Automation offering addresses the corporate learning market and their Information Intelligence offering addresses the information management, analytics and automation markets. They combine their offerings with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing their customers. Their customers utilize their platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights. They serve more than 1,000 enterprise end customers with over 4 million licensed users across a variety of verticals, including education, healthcare, insurance, manufacturing, cybersecurity and energy and utilities. In 2022, they generated $309 million of revenue, representing 42% growth over the prior year, with 70% gross margins and positive GAAP net income.

Q.     What equity stake will current Arrowroot stockholders and iLearningEngines stockholders have in New iLearningEngines?

A.     It is anticipated that, upon the completion of the Business Combination, the ownership of New iLearningEngines will be as follows:

•        current iLearningEngines stockholders will own 123,679,901 shares of New iLearningEngines Common Stock (excluding any Convertible Notes Shares), representing 87.6% of the total shares outstanding under the no redemption scenario, 88.2% of the total shares outstanding under the 50% of maximum redemption scenario and 88.9% of the total shares outstanding under the maximum redemption scenario;

•        the Convertible Note Investors (not including affiliates of the Sponsor) will own 2,101,340 shares of New iLearningEngines Common Stock acquired as Convertible Note Shares, representing 1.5% of the total shares outstanding under the no redemption scenario, 1.5% of the total shares outstanding under the 50% of maximum redemption scenario and 1.5% of the total shares outstanding under the maximum redemption scenario;

•        the PIPE Investors will own 800,000 shares of New iLearningEngines Common Stock, representing 0.6% of the total shares outstanding under the no redemption scenario, 0.6% of the total shares outstanding under the 50% of maximum redemption scenario and 0.6% of the total shares outstanding under the maximum redemption scenario;

•        current and former affiliates of our Sponsor will own 10,170,879 shares of New iLearningEngines Common Stock (including 2,591,645 shares acquired as Convertible Note Shares and 391,734 shares from conversion of Arrowroot Promissory Notes), representing 7.2% of the total shares outstanding under the no redemption scenario, 7.3% of the total shares outstanding under the 50% of maximum redemption scenario and 7.3% of the total shares outstanding under the maximum redemption scenario; and

•        Under the no redemption scenario, current Arrowroot Public Stockholders will own 4,445,813 shares of New iLearningEngines Common Stock (excluding any Convertible Note Shares), representing 3.1% of the total shares outstanding, under the 50% of maximum redemption scenario, current Arrowroot stockholders will own 3,472,907 shares of New iLearningEngines Common Stock (excluding any Convertible Note Shares), representing 2.5% of the total shares outstanding and under the maximum redemption scenario, current Arrowroot stockholders will own 2,500,000 shares of New iLearningEngines Common Stock (excluding any Convertible Note Shares), representing 1.8% of the total shares outstanding.

The numbers of shares and percentage interests set forth above (i) reflect different redemption scenarios laid out below, (ii) assumes an Exchange Ratio equal to 0.85802, and (iii) are calculated based on the capitalization of iLearningEngines and Arrowroot as of December 31, 2023.

No redemption scenario:    This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.

50% of maximum redemption scenario:    This presentation assumes that the Public Stockholders holding approximately 22% of the Public Shares exercise redemption rights with respect to their Public Shares (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement, as defined below). This scenario assumes that 972,906 Public Shares are redeemed for an aggregate redemption payment of approximately $10.08 million, including a pro rata portion of interest accrued on the Trust Account of $0.348 million. This 50% of maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

Maximum redemption scenario:    This presentation assumes that the Public Stockholders holding approximately 44% of the Public Shares exercise redemption rights with respect to their Public Shares (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement). This scenario assumes that 1,945,813 Public Shares are redeemed for an aggregate redemption payment of approximately $20.2 million, including a pro rata portion of interest accrued on the Trust Account of $0.697 million. This maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

For the ownership percentages presented above, the ownership percentages with respect to New iLearningEngines do not take into account (i) the issuance of any additional shares upon the closing of the Business Combination under the 2024 Plan or ESPP, (ii) any exercise of Public Warrants or Private Placement Warrants to purchase New iLearningEngines Common Stock that will be outstanding immediately following the Effective Time, or (iii) any shares of New iLearningEngines Common Stock covered by unvested iLearningEngines RSUs that will be held by current equityholders of iLearningEngines immediately following the Effective Time. The presentation set forth above also does not give effect to any performance vesting provisions applicable to any of the Arrowroot Class B Common Stock. The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New iLearningEngines’ share ownership will be upon completion of the Business Combination. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Q.     Are there any arrangements to enable ARRW to obtain sufficient funds, together with the proceeds in its Trust Account, to satisfy the minimum available cash condition?

A.     In order to satisfy the minimum available cash condition for the benefit of iLearningEngines, the Available Acquiror Cash (as defined in the Merger Agreement) is required to be at least $100 million or iLearningEngines would need to agree to revise or waive the condition in order to consummate the Business Combination. The funds remaining in the Trust Account (approximately $46.1 million as of September 30, 2023) on the Closing Date that are not redeemed in connection with the Business Combination will count toward the Available Acquiror Cash. In addition, proceeds from any PIPE financing received by Arrowroot prior to or substantially concurrently with the Closing, Permitted Interim Financing (as defined in the Merger Agreement) actually received by iLearningEngines prior to or substantially concurrently with the Closing provided by one or more third parties unaffiliated with any Company Securityholder (as defined in the Merger Agreement) or any of their respective affiliates, the proceeds from the issuance of any debt security by Arrowroot (excluding any Working Capital Loans) that is actually funded to Arrowroot prior to or substantially concurrently with the Closing, solely to the extent that such financing proceeds exceed the outstanding principal and accrued interest (as of the Closing) of any indebtedness required to be repaid by Arrowroot or iLearningEngines in connection with the Closing or the funding or such debt financing, the proceeds of the issuance of any debt security by iLearningEngines provided by one or more third parties unaffiliated with any Company Securityholder or any of their respective affiliates that is actually funded to iLearningEngines prior to or substantially concurrently with the Closing, solely to the extent that such financing proceeds exceed the outstanding principal and accrued interest (as of the Closing) of any indebtedness required to be repaid by Arrowroot or iLearningEngines in connection with the Closing or the funding or such debt financing, will also count toward the Available Acquiror Cash. Available Acquiror Cash is reduced by Permitted Transaction Expenses (as defined in the Merger Agreement) (estimated to be $[•] as of [•], 2023) and any Excess Transaction Expenses (as defined in the Merger Agreement) (estimated to be $[•] as of [•], 2023) to be paid by Arrowroot against a corresponding cancellation of shares of Arrowroot Common Stock held by Sponsor.

On April 26, 2023, Arrowroot and Polar entered into the Forward Purchase Agreement, pursuant to which, among other things, Arrowroot agreed to purchase up to 2,500,000 shares of Arrowroot Class A Common Stock from Polar at the price equal to the redemption price of the Public Shares at the Closing, plus $0.60 (the “FPA Redemption Price”). In exchange for Arrowroot’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination. The Forward Purchase Agreement provides that at Closing, Arrowroot will pre-pay to Polar for the forward purchase an amount equal to the Prepayment Amount (as defined in the Forward Purchase Agreement). The Maturity Date of the forward transaction is one year from the Closing of the Business Combination, except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to Arrowroot. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return the terminated shares and Arrowroot will make a payment equal to the number of such terminated shares multiplied by the FPA Redemption Price. Arrowroot can terminate the Forward Purchase Agreement prior to the redemption deadline if Arrowroot pays Polar a $300,000 break-up fee. On the Maturity Date, Arrowroot may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60, minus the Prepayment Amount.

Depending on the level of redemptions preceding the special meeting, Arrowroot may not currently have in place sufficient financing arrangements, on a committed basis, to satisfy the minimum available cash condition. Therefore, in order for the Business Combination to close, Arrowroot may need to obtain additional financing or iLearningEngines will need to waive or reduce the minimum available cash condition.

Q.     Who will be the officers and directors of Arrowroot if the Business Combination is consummated?

A.     Immediately following the consummation of the Business Combination, it is expected that the New iLearningEngines Board will be comprised of five members, including Harish Chidambaran, Balakrishnan Arackal, Matthew Barger, Bruce Mehlman and Thomas Olivier. Immediately following the consummation of the Business Combination, we expect that the executive officers of New iLearningEngines will be: Harish Chidambaran as Chief Executive Officer, S. Farhan Naqvi as Chief Financial Officer, Balakrishnan Arackal as President and Chief Business Officer, David Samuels as Chief Legal Officer and Executive Vice President Corporate Affairs, and Ramakrishnan Parameswaran as Senior Vice President — Technology and Products.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     There are a number of closing conditions in the Merger Agreement, including that Arrowroot’s stockholders have approved and adopted the Merger Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Merger Agreement — Conditions to Closing of the Merger Agreement.”

Q.     What happens if I sell my shares of Arrowroot Class A Common Stock before the special meeting?

A.     The Record Date for the special meeting will be earlier than the date the Business Combination is expected to be completed. If you transfer your shares of Arrowroot Class A Common Stock after the Record Date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting.

Q.     Do iLearningEngines’ stockholders need to approve the Business Combination?

A.     Yes. Shortly following the execution of the Merger Agreement, iLearningEngines and the holders of iLearningEngines Capital Stock holding a majority of the shares of iLearningEngines Common Stock outstanding as of the date of the Merger Agreement entered into the Stockholder Support Agreement, pursuant to which, among other things and subject to the terms and conditions therein, such iLearningEngines stockholders agreed to vote or provide their written consent with respect to all iLearningEngines Common Stock beneficially owned by such stockholders in favor of adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Business Combination, and, among other things, not to (a) transfer any of their iLearningEngines Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any agreement, or amend or modify any existing agreement, that would restrict, limit or interfere with the Stockholder Support Agreement. Collectively, as of September 30, 2023, the iLearningEngines stockholders who had previously entered into the Stockholder Support Agreement held approximately 83% of the outstanding shares of iLearningEngines Capital Stock on a fully diluted basis. For further information, please see the section entitled “Certain Agreements Related to the Business Combination — Stockholder Support Agreement.”

Q.     May Arrowroot or Arrowroot’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A.     In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor and the Arrowroot Board, officers, advisors or their affiliates may, without the prior written consent of iLearningEngines, privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for a per share pro rata portion of the Trust Account. In connection with an election not to redeem Public Shares by any holder of Public Shares, iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders. For further information, please see the section entitled “The Merger Agreement.” None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to Arrowroot for use in the Business Combination.

Q.     How many votes do I have at the special meeting?

A.     Arrowroot’s stockholders are entitled to one vote at the special meeting for each share of Arrowroot Class A Common Stock or Arrowroot Class B Common Stock held of record as of the Record Date. As of the close of business on the Record Date, there were 4,445,813 shares of Arrowroot Class A Common Stock outstanding and 7,187,500 shares of Arrowroot Class B Common Stock outstanding.

Q.     What interests do Arrowroot’s current officers and directors have in the Business Combination?

A.     The Arrowroot Board and executive officers may have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. The Arrowroot Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. These interests were considered by the Arrowroot Board when it approved the Business Combination. For further information, please see the section entitled “The Business Combination — Interests of Arrowroot Directors and Officers in the Business Combination.”

Q.     Did the Arrowroot Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     Arrowroot obtained a fairness opinion from its independent financial advisor, Lincoln International LLC (“Lincoln”), with respect to the fairness to the holders of Arrowroot Class A Common Stock (other than (i) holders of Arrowroot Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (ii) officers, directors, or affiliates of Arrowroot or the Sponsor, and (iii) the Sponsor), from a financial point of view, of the consideration to be paid by Arrowroot in the Business Combination. Additionally, Arrowroot’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Arrowroot’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Arrowroot’s officers, directors, and advisors have substantial experience with mergers and acquisitions.

Q.     What happens if the Business Combination Proposal is not approved?

A.     If the Business Combination Proposal is not approved and Arrowroot does not consummate the Business Combination and fails to complete an initial business combination by the Extension Deadline or amend its Existing Charter to extend the date by which Arrowroot must consummate an initial business combination, then Arrowroot will be required to dissolve and liquidate the Trust Account.

Q.     Do I have redemption rights?

A.     If you are a holder of Public Shares, you may redeem your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable), upon the consummation of the Business Combination. The per share amount Arrowroot will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions Arrowroot will pay to the underwriters of its IPO if the Business

Combination is consummated. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. Our Sponsor has agreed to waive its redemption rights with respect to their shares of Arrowroot Class B Common Stock and any Public Shares that it may have acquired during or after the IPO in connection with the completion of Arrowroot’s initial business combination. The shares of Arrowroot Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of $46,049,915 on September 30, 2023, the estimated per share redemption price would have been approximately $10.36. This is greater than the $10.00 IPO price of Arrowroot Units. Additionally, Public Shares properly tendered for redemption will only be redeemed if the business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of Permitted Withdrawals) in connection with the liquidation of the Trust Account. If the Business Combination is not consummated, Arrowroot may enter into an alternative business combination and close such transaction by the Extension Deadline.

Q.     Is there a limit on the number of shares I may redeem?

A.     A Public Stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q.     Will how I vote affect my ability to exercise redemption rights?

A.     No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid Trading Market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q.     How do I exercise my redemption rights?

A.     In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on January 10, 2024 (two business days before the special meeting), (i) submit a written request to Arrowroot’s transfer agent that Arrowroot redeem your Public Shares for cash and (ii) deliver your stock to Arrowroot’s transfer agent physically or electronically through The Depository Trust Company (“DTC”). The address of Continental Stock Transfer & Trust Company, Arrowroot’s transfer agent, is listed under the question “Who can help answer my questions?” below. Arrowroot requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to Arrowroot’s transfer agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Arrowroot’s transfer agent will need to act to facilitate the request. It is Arrowroot’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because Arrowroot does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Arrowroot’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Arrowroot’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Arrowroot’s transfer agent return the shares (physically or electronically). You may make such request by contacting Arrowroot’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of the redemption depends on particular facts and circumstances. Please see the section entitled “Material U.S. Federal Income Tax Considerations of the Redemption and the Business Combination — U.S. Federal Income Tax Considerations for Holders of Arrowroot Class A Common Stock Exercising Redemption Rights” for additional information. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Q.     How do the Public Warrants differ from the Private Placement Warrants and what are the related risks for any Public Warrant holders post-initial business combination?

A.     The Public Warrants are identical to the Private Placement Warrants in material terms and provisions, except that the Private Placement Warrants cannot be transferred, assigned or sold until 30 days after the initial business combination (except in limited circumstances) and will not be redeemable by Arrowroot so long as they are held by the Sponsor, any of Arrowroot’s officers or directors, or any of their permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor, Arrowroot’s officers or directors, or any of their permitted transferees, they will be redeemable by Arrowroot and exercisable by the holders on the same basis as the Public Warrants. Pursuant to the Letter Agreement, the Sponsor and certain of Arrowroot’s officers and directors agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Arrowroot Class A Common Stock issuable upon exercise of the warrants, until 30 days after the Business Combination.

Following the Business Combination, we may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless. We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant, provided that the last reported sales price of Arrowroot Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Arrowroot Class A Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of Arrowroot Class A Common Stock is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. At our election, any such exercise may be required to be on a cashless basis, which would lessen the dilutive effect of a warrant redemption. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor, any of Arrowroot’s officers or directors, or their permitted transferees.

Historical trading prices for shares of Arrowroot Class A Common Stock have varied between a low of approximately $9.61 per share on August 19, 2021 to a high of approximately $10.56 per share on August 17, 2023, but have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period after they become exercisable and prior to their expiration, at which point the Public Warrants would become redeemable). In the event that Arrowroot elects to redeem all of the redeemable warrants as described above, Arrowroot will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Q.     If I hold Arrowroot Warrants, can I exercise redemption rights with respect to my warrants?

A.     No. There are no redemption rights with respect to the Arrowroot Warrants.

Q.     Do I have appraisal rights if I object to the proposed Business Combination?

A.     No. There are no appraisal rights available to holders of shares of Arrowroot Common Stock or Arrowroot Warrants in connection with the Business Combination under the DGCL.

Q.     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A.     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) Arrowroot stockholders who properly exercise their redemption rights and (ii) expenses incurred by iLearningEngines and Arrowroot in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of New iLearningEngines following the Business Combination.

Q.     What happens if a substantial number of stockholders vote in favor of the Business Combination Proposal and exercise redemption rights?

A.     Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights and are not required to vote in any way to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shares are substantially reduced as a result of redemptions by Public Stockholders (however, pursuant to the Existing Charter, Arrowroot must have at least $5,000,001 of net tangible assets upon consummation of the Business Combination). Also, with fewer Public Shares and Public Stockholders, the Trading Markets for Arrowroot Class A Common Stock following the closing of the Business Combination may be less liquid than the market for Arrowroot Class A Common Stock was prior to the Business Combination and New iLearningEngines may not be able to meet the listing standards of a national securities exchange, including Nasdaq. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New iLearningEngines’ business will be reduced and New iLearningEngines may not be able to achieve its business plans. In addition, without additional funds from a PIPE transaction in connection with the closing of the Business Combination, it is possible that a maximum redemption scenario would result in a cash deficit, in which event the parties would need to find additional sources of funding in order for the Business Combination to become effective.

The table below presents the Trust Account value per share to a Public Stockholder that elects not to redeem its shares across a range of varying redemption scenarios. This Trust Account value per share includes the per share cost of the deferred underwriting commission of $10,062,500.

As of September 30, 2023
Trust Account Value	$46,049,915
Total shares of Redeemable Arrowroot Class A Common Stock	4,445,813
Trust Account Value per share of Redeemable Arrowroot Class A Common Stock	$10.36
	Assuming No Additional Redemptions	Assuming 50% of Maximum Redemptions	Assuming Maximum Redemptions(1)
Redemptions ($)	$—	$(10,079,306)	$(20,158,623)
Redemptions (Shares)	—	972,906	1,945,813
Deferred underwriting commission	$(10,062,500)	$(10,062,500)	$(10,062,500)
Cash left in the Trust Account post redemptions less deferred underwriting commission	$35,987,415	$25,908,109	$15,828,792
Arrowroot Class A Common Stock post redemptions	4,445,813	3,472,907	2,500,000
Remaining Trust Proceeds Per Share	$8.09	$7.46	$6.33 (2)

____________

(1)      This scenario assumes that an additional 1,945,813 shares of Arrowroot Class A Common Stock are redeemed in connection with the Business Combination for an aggregate payment of $20.2 million from the Trust Account based on an approximate redemption price of $10.36 per share (based on the aggregate amount on deposit in the Trust Account as of September 30, 2023). This scenario reflects the maximum number of shares that could be redeemed while satisfying the condition that Arrowroot have at least $5,000,001 in tangible net assets after redemptions pursuant to the Existing Charter.

(2)      The redemptions and deferred underwriting commissions exceed the amount held in Trust Account. Furthermore, to the extent that holders of shares of Arrowroot Class A Common Stock redeem their shares in connection with the Business Combination, their Public Warrants will remain issued and outstanding notwithstanding the redemption of their shares of Arrowroot Class A Common Stock. The Sponsor holds an aggregate of 8,250,000 Private Placement Warrants. Following the consummation of the Business Combination, all of Arrowroot’s outstanding warrants will become warrants to acquire shares of New iLearningEngines Common Stock on the same terms as Arrowroot’s currently outstanding warrants.

For information on the relative ownership levels of holders of outstanding shares of New iLearningEngines Common Stock following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of shares of New iLearningEngines Common Stock following the Business Combination under varying redemption scenarios, see the section entitled “The Business Combination — Ownership of New iLearningEngines After the Closing.”

Q.     What happens if the Business Combination is not consummated?

A.     There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “The Merger Agreement — Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Arrowroot is unable to complete a business combination by the Extension Deadline, the Existing Charter provides that Arrowroot will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Arrowroot Board in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Arrowroot’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Arrowroot Warrants, which will expire worthless if Arrowroot fails to complete a business combination by the Extension Deadline. See the sections entitled “Risk Factors — Arrowroot may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate, in which case the Public Stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless” and “Risk Factors — Arrowroot stockholders may be held liable for claims by third parties against Arrowroot to the extent of distributions received by them upon redemption of their shares.” Our Sponsor has waived any right to any liquidation distribution with respect to the Arrowroot Class B Common Stock.

Q.     When is the Business Combination expected to be completed?

A.     It is currently anticipated that the Business Combination will be consummated promptly following the special meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Merger Agreement — Conditions to Closing of the Merger Agreement.”

Q.     Are there risks of going public through the Business Combination rather than a traditional underwritten initial public offering?

A.     Yes. Arrowroot has applied to list the New iLearningEngines Stock and warrants on Nasdaq, but the Business Combination is different from a traditional underwritten initial public offering. Among other things, there is no independent third-party underwriter selling the shares of New iLearningEngines Common Stock, and, accordingly, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event iLearningEngines pursued an underwritten initial public offering. Before entering into the Merger Agreement, Arrowroot and iLearningEngines performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability under Section 11 of the Securities Act to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents, assessment of significant risks of the business operations, and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no third-party underwriters of the New iLearningEngines Common Stock that will be issued pursuant to the Business Combination, and therefore no corresponding right of action is available to investors in the Business Combination against any such third parties, including any financial advisors of iLearningEngines and Arrowroot, for any material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing Date, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New iLearningEngines Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the New iLearningEngines Common Stock or helping to stabilize, maintain or affect the public price of the New iLearningEngines Common Stock following the Closing Date. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New iLearningEngines Common Stock that will be outstanding immediately following the Closing Date. All of these differences from an underwritten public offering of iLearningEngines’ securities could result in a more volatile price for the New iLearningEngines Common Stock following the Closing Date.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New iLearningEngines Common Stock on Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the New iLearningEngines Common Stock or sufficient demand among potential investors immediately after the Closing Date, which could result in a more volatile price for the New iLearningEngines Common Stock.

In addition, our initial stockholders, including our Sponsor, have interests in the Business Combination that are different from or are in addition to our stockholders and that would not be present in an underwritten public offering of iLearningEngines’ securities. Such interests may have influenced our Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. These actual or potential conflicts of interest are, to the extent material, described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Arrowroot Directors and Officers in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of iLearningEngines Directors and Executive Officers in the Business Combination” beginning on page 151 of this proxy statement/prospectus.

Accordingly, as an investor in the Business Combination, you may be exposed to increased risk when compared to investing in a traditional underwritten initial public offering.

Q.     What do I need to do now?

A.     You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.     When and where is the special meeting?

A.      The special meeting will take place on January 12, 2024, at 11:00 a.m. Eastern Time and conducted exclusively over the Internet by means of a live video webcast, or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. There will not be a physical location for the meeting, and you will not be able to attend the meeting in person. You may attend the live video webcast of the meeting by accessing the web portal located at https://www.virtualshareholdermeeting.com/ARRW2024SM and following the instructions set forth on your proxy card. Stockholders participating in the meeting will be able to listen only and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the meeting, virtual attendees will be able to: vote via the web portal during the meeting webcast; and submit questions or comments to Arrowroot’s directors and officers during the meeting via the meeting webcast. Stockholders may submit questions or comments during the meeting through the webcast by typing in the “Submit a question” box.

Q.     Who may vote?

A.     Only holders of record of Arrowroot Common Stock as of the close of business on December 8, 2023 may vote. Please see the section entitled “Special Meeting of Arrowroot Stockholders — Record Date and Voting” for further information.

Q.     How do I vote?

A.     You may vote with respect to the applicable proposals in person online at the special meeting, by internet, by phone, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you choose to vote by internet, visit http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m., Eastern time, on January 11, 2024 (have your proxy card in hand when you visit the website). If you choose to vote by phone, call toll-free (within the U.S. or Canada) 1-800-690-6903 (have your proxy card in hand when you call). If you choose to participate in the special meeting, you can vote your shares electronically during the special meeting via live webcast by visiting https://www.virtualshareholdermeeting.com/ARRW2024SM. You will need the 16-digit meeting control number that is printed on your proxy card to enter the special meeting. Arrowroot recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.

If on the Record Date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting in person online. However, since you are not the stockholder of record, you may not vote your shares in person online at the special meeting unless you first request and obtain a valid legal proxy from your broker or other agent.

Q.     Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A.     Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 48 of this proxy statement/prospectus.

Q.     What will happen if I abstain from voting or fail to instruct my bank, brokerage firm or nominee to vote at the special meeting?

A.     At the special meeting, Arrowroot will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against the Organizational Documents Proposal, and will have no effect on any of the other proposals.

Q.     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.     Signed and dated proxies received by Arrowroot without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.

Q.     How can I attend the special meeting?

A:     You may attend the special meeting and vote your shares in person online during the special meeting via live webcast by visiting https://www.virtualshareholdermeeting.com/ARRW2024SM. As a registered stockholder, you received a proxy card, which contains instructions on how to attend the special meeting in person online, including the URL address, along with your 16-digit meeting control number. You will need the 16-digit meeting control number that is printed on your proxy card to enter the special meeting. If you do not have your 16-digit meeting control number, contact Arrowroot’s Secretary at (310) 566-5966 or e-mail Arrowrrot’s Secretary at tolivier@arrowrootcapital.com. Please note that you will not be able to physically attend the special meeting in person, but may attend the special meeting in person online by following the instructions below.

Prior to or at the start of the special meeting you will need to log in using your 16-digit meeting control number and will also be prompted to enter your 16-digit meeting control number if you vote in person online during the special meeting. Arrowroot recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.

If your shares are held in “street name,” you may attend the special meeting. You will need to contact your broker, bank, or other nominee to receive a 16-digit meeting control number and gain access to the special meeting. Please allow up to 72 hours prior to the special meeting for processing your 16-digit meeting control number.

Q.     Do I need to attend the special meeting in person online to vote my shares?

A.     No. You are invited to attend the special meeting in person online to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting in person online to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. Arrowroot encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.     If I am not going to attend the special meeting in person online, should I return my proxy card instead?

A.     Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the Arrowroot Proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a broker non-vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination unless the holder of these shares properly follows the procedures for redemption described in this proxy statement/prospectus with respect to these shares.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. You may change your vote by sending a later-dated, signed proxy card to Arrowroot’s Secretary at the address listed below prior to the vote at the special meeting, or attend the special meeting and vote in person online. You also may revoke your proxy by sending a notice of revocation to Arrowroot’s Secretary, provided such revocation is received prior to the vote at the special meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.     What should I do if I receive more than one set of voting materials?

A.     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.     What is the quorum requirement for the special meeting?

A.     For all the proposals other than the Organizational Documents Proposal, a quorum will be present at the special meeting if a majority of the Arrowroot Common Stock outstanding and entitled to vote at the special meeting is represented in person online or by proxy. Based on the number of shares outstanding and entitled to vote as of the Record Date, 5,816,657 shares of Arrowroot Common Stock will be required to be present at the special meeting to achieve a quorum.

For the Organizational Documents Proposal, a quorum will be present at the special meeting if a majority of the Arrowroot Class A Common Stock outstanding and entitled to vote at the special meeting, a majority of the Arrowroot Class B Common Stock outstanding and entitled to vote at the special meeting, and a majority of the Arrowroot Common Stock outstanding and entitled to vote at the special meeting are represented in person online or by proxy. Based on the number of shares outstanding and entitled to vote as of the Record Date, 5,816,657 shares of Arrowroot Common Stock, 2,222,907 shares of Arrowroot Class A Common Stock and 3,593,751 shares of Arrowroot Class B Common Stock will be required to be present at the special meeting to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person online at the special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders present in person online at the special meeting or by proxy may authorize adjournment of the special meeting to another date.

Q.     What happens to the Arrowroot Warrants I hold if I vote my shares of Arrowroot Common Stock against approval of the Business Combination Proposal and validly exercise my redemption rights?

A.     Properly exercising your redemption rights as an Arrowroot stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not completed, you will continue to hold your Arrowroot Warrants, and if Arrowroot does not otherwise consummate an initial business combination by the Extension Deadline or obtain the approval of Arrowroot stockholders to extend the deadline for Arrowroot to consummate an initial business combination, Arrowroot will be required to dissolve and liquidate, and your Arrowroot Warrants will expire worthless.

Q.     Following the Business Combination, will Arrowroot securities continue to trade on a stock exchange?

A.     Yes. We anticipate that, following the Business Combination, New iLearningEngines Common Stock and Public Warrants will continue trading on Nasdaq under the new symbols “AILE” and “AILEW,” respectively. The Arrowroot Units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

Q.     How does the Sponsor intend to vote on the proposals?

A.     Our Sponsor, directors and officers have agreed to vote any shares of Arrowroot Common Stock owned by them in favor of the Business Combination, including their shares of Arrowroot Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). As of the Record Date, our Sponsor, and certain current and former officers and directors beneficially own an aggregate of 61.78% of the outstanding shares of Arrowroot Common Stock.

Q.     Who will solicit and pay the cost of soliciting proxies?

A.     Arrowroot will pay the cost of soliciting proxies for the special meeting. Arrowroot has engaged Okapi Partners LLC (“Okapi”) to assist in the solicitation of proxies for the special meeting. Arrowroot has agreed to pay Okapi a fee of up to $25,000 in connection with the Business Combination. Arrowroot will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses. Arrowroot will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of the Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. Arrowroot’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Who can help answer my questions?

A.     If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card you should contact our proxy solicitor at:

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Individuals call toll-free: (855) 208-8903
Banks and brokers call: (212) 297-0720
Email: info@okapipartners.com

You may also contact Arrowroot at:

Arrowroot Acquisition Corp.
4553 Glencoe Ave
Suite 200
Marina Del Rey, CA 90292
Tel: (310) 566-5966

To obtain timely delivery, Arrowroot’s stockholders and warrant holders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about Arrowroot from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Arrowroot’s transfer agent prior to 5:00 p.m., New York time, on the second business day prior to the special meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting of the Arrowroot stockholders, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Arrowroot Acquisition Corp.

Arrowroot is a Delaware blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The Arrowroot Units, Arrowroot Class A Common Stock and the Public Warrants are currently listed on Nasdaq under the symbols “ARRWU,” “ARRW” and “ARRWW,” respectively. The mailing address of Arrowroot’s principal executive office is 4553 Glencoe Ave, Suite 200, Marina Del Rey, CA 90292 and the telephone number of Arrowroot’s principal executive office is (310) 566-5966.

Arrowroot’s sponsor is Arrowroot Acquisition LLC, a Delaware limited liability company formed by Arrowroot Capital Management, LLC and Arrowroot’s management team, consisting of Matthew Safaii and Thomas Olivier. The Sponsor currently holds 7,067,500 shares of Arrowroot Class B Common Stock, and two of our directors, Dixon Doll and Will Semple, currently hold 80,000 shares of Arrowroot Class B Common Stock in the aggregate. One of Arrowroot’s former directors, Guarav Dhillon, currently holds 40,000 shares of Arrowroot Class B Common Stock. The Sponsor also currently holds 8,250,000 Private Placement Warrants, acquired for an aggregate investment of $8,250,000 at the time of the IPO. Affiliates of the Sponsor have also purchased an aggregate of $9,150,000 of Convertible Notes, convertible into 2,591,645 shares of New iLearningEngines Common Stock.

iLearningEngines

iLearningEngines is an out-of-the-box AI platform that empowers end customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. iLearningEngines’ platform enables enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and to automate organizational processes that leverage these Knowledge Clouds to improve performance. iLearningEngines’ Learning Automation offering addresses the corporate learning market and iLearningEngines’ Information Intelligence offering addresses the information management, analytics and automation markets. iLearningEngines combines its offerings with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing its customers. iLearningEngines’ customers utilize its platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights.

The mailing address of iLearningEngines’ principal executive office is 6701 Democracy Blvd, Suite 300, Bethesda, Maryland 20817, and its telephone number is (650) 248-9874.

For more information about iLearningEngines, see the sections entitled “Information About iLearningEngines” and “iLearningEngines Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Business Combination

The Merger Agreement

For more information about the Merger Agreement and the Business Combination and other transactions contemplated thereby, see the sections entitled “Proposal No. 1 — The Business Combination Proposal” and “The Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

On April 27, 2023, Arrowroot, Merger Sub and iLearningEngines entered into the Merger Agreement, pursuant to which Merger Sub and iLearningEngines will enter into the Business Combination. The Merger Agreement contains customary representations and warranties, covenants, closing conditions, and termination provisions. Merger Sub will merge with and into iLearningEngines, with iLearningEngines surviving the Merger as a wholly owned subsidiary of Arrowroot.

The Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in such certificate of merger. The parties will hold the Closing immediately prior to such filing of a certificate of merger on the Closing Date, which date will occur as promptly as practicable, but in no event later than three business days, following the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or on such other date, time or place as Arrowroot and iLearningEngines may mutually agree.

Treatment of iLearningEngines’ Securities

Common Stock.    At the Effective Time, each share of iLearningEngines Common Stock (excluding shares the holders of which perfect rights of appraisal under Delaware law) will be converted into the right to receive such number of shares of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio.

Restricted Stock Units and Restricted Stock.    At the Effective Time, each outstanding vested iLearningEngines RSU or portion thereof and each outstanding vested iLearningEngines restricted stock grant or portion thereof will be cancelled and automatically converted into the right to receive, subject to settlement and delivery in accordance with the iLearningEngines Plan, a number of shares of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio. At the Effective Time, each outstanding and unvested iLearningEngines RSU or portion thereof shall be cancelled and converted into the right to receive a number of restricted stock units issued by Arrowroot equal to the product of such units and the Exchange Ratio, with substantially the same terms and conditions as were applicable to such outstanding and unvested iLearningEngines RSU immediately prior to the Effective Time, except that such iLearningEngines RSU shall relate to the Arrowroot Class A Common Stock. At the Effective Time, each share of unvested iLearningEngines restricted stock shall be cancelled and converted into the right to receive a number of restricted shares of Arrowroot Class A Common Stock equal to the product of such shares and the Exchange Ratio, with substantially the same terms and conditions as were applicable to such unvested iLearningEngines restricted stock immediately prior to the Effective Time, which shares shall be restricted subject to vesting on the books and records of iLearningEngines.

Convertible Notes.    Immediately prior to the Effective Time, each outstanding Convertible Note will automatically be converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to the Convertible Note Balance divided by $10.00.

Warrants.    Each iLearningEngines Warrant that is outstanding and unexercised immediately prior to the Effective Time will be converted into the right to receive a number of shares of Arrowroot Class A Common Stock determined in accordance with the terms of such iLearningEngines Warrant.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto that are customary for a transaction of this size and nature. The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Business Combination, but their accuracy forms the basis of some of the conditions to the obligations of Arrowroot, Merger Sub and iLearningEngines to complete the Business Combination.

iLearningEngines has made representations and warranties relating to, among other things, iLearningEngines organization, subsidiaries, due authorization, absence of conflict, governmental authorities and consents, capitalization of iLearningEngines and its subsidiaries, financial statements, absence of undisclosed liabilities, litigation and proceedings, legal compliance, contracts, absence of defaults, iLearningEngines benefits plans, employees and labor relations, taxes, brokers’ fees, insurance, licenses, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, international trade compliance, sanctions, vendors, customers, and government contracts.

Arrowroot and Merger Sub have made representations and warranties relating to, among other things, corporate organization, absence of substantial governmental ownership interest, due authorization, absence of conflict, litigation and proceeding, SEC filings, internal controls, Nasdaq listing, financial statements, governmental authorities and consents, trust account, the Investment Company Act, the JOBS Act, absence of changes, absence of undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, stock market quotations, interested party transactions, non-foreign representation, opinion of financial advisor, and no outside reliance.

Covenants and Agreements

iLearningEngines has made covenants relating to, among other things, conduct of the business, inspection, preparation and delivery of additional financial statements, forfeiture of Incentive Shares and affiliate agreements.

Arrowroot has made covenants relating to, among other things, equity plan, employee stock purchase plan, no third party beneficiaries, trust account proceeds and related available equity, listing, conduct of business, post-closing directors and officers, indemnification and insurance, SEC filings, private placements, stockholder litigation, non-redemption agreements, forfeiture of Arrowroot Class B Common Stock, and extending the period in which Arrowroot must consummate a business combination.

iLearningEngines, Arrowroot and Merger Sub have made joint covenants relating to HSR Act and other filings, preparation of the proxy statement and registration statement, stockholders’ meetings and approvals, support of transaction, transfer taxes, compliance with Section 16(a) of the Securities Exchange Act or 1934, as amended, cooperation and consultation, and exclusivity.

Conditions to Closing

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval of the holders of sixty-five (65%) of the outstanding shares of Arrowroot Common Stock entitled to vote, who attend and vote thereupon at the special meeting, (ii) the Requisite Approval, (iii) the registration statement (of which this proxy statement/prospectus is a part) will have been declared effective under the Securities Act, (iv) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated, (v) no governmental authority with jurisdiction over the parties with respect to the Business Combination will have issued any statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (vi) Arrowroot shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), and (vii) the New iLearningEngines Common Stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq.

The obligations of Arrowroot and Merger Sub to consummate the Business Combination are further conditioned upon, among other things: (i) the representations and warranties of iLearningEngines being true and correct to applicable standards, (ii) each of the covenants of iLearningEngines contained in the Merger Agreement having been performed or complied with in all material respects, and (iii) no Company Material Adverse Effect (as defined below) occurring prior the Closing Date.

The obligations of iLearningEngines to consummate the business Combination are further conditioned upon, among other things, (i) the representations and warranties of Arrowroot and Merger Sub being true and correct to applicable standards, (ii) each of the covenants of Arrowroot contained in the Merger Agreement having been performed or complied with in all material respects, (iii) no Acquiror Material Adverse Effect (as defined below) occurring prior the Closing Date, (iv) the Available Acquiror Cash (as defined in the Merger Agreement) shall be no less than $100,000,000 (the “Minimum Cash Condition”), (v) the market value of publicly held shares (as defined in Nasdaq’s listing requirements) of the outstanding Arrowroot Class A Common Stock (excluding any shares held by Arrowroot and certain related parties), after certain adjustments specified in the Merger Agreement, must be greater than or equal to $100,000,000, and (vi) except for the individuals identified in the company disclosure letter, the directors and officers of Arrowroot will have resigned, effective as of the Effective Time.

Any party to the Merger Agreement may, at any time prior to the Closing Date, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive any of the terms or conditions of the Merger Agreement, including the conditions to closing set forth above, to the extent permitted by applicable laws and, in the case of Arrowroot, the Existing Charter.

Termination

The Merger Agreement may be terminated and the Business Combination abandoned:

•        by written consent of iLearningEngines and Arrowroot;

•        by iLearningEngines or Arrowroot if the Business Combination is permanently enjoined or prevented by the terms of a final, non-appealable order, judgement, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, or a statute, rule, or regulation;

•        by iLearningEngines if the stockholders of Arrowroot fail to approve the Required Proposals;

•        by iLearningEngines if the Arrowroot Board withdraws, amends, qualifies or modifies its recommendations to vote in favor of the Business Combination and the other proposals in connection with the same;

•        by written notice by a party to the other party if such other party has breached any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing the Business Combination under the Merger Agreement would not be satisfied at the Closing Date, provided that such other party will have 30 days to cure such breach, to the extent curable;

•        by Arrowroot if the Requisite Approval is not obtained within two (2) business days after the Registration Statement is declared effective by the SEC; or

•        by written notice to Arrowroot from iLearningEngines if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Arrowroot or Merger Sub set forth in the Merger Agreement, such that the conditions specified with respect to (a) the representations and warranties of Arrowroot or Merger Sub or (b) the performance of covenants by Arrowroot or Merger Sub, would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Arrowroot through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Arrowroot of notice from iLearningEngines of such breach, but only as long as Arrowroot continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement end date, unless iLearningEngines is in material breach.

Ownership of New iLearningEngines After the Closing

As of the Record Date, 2023, there are 4,445,813 shares of Arrowroot Class A Common Stock issued and outstanding and 7,187,500 shares of Arrowroot Class B Common Stock issued and outstanding. There were also outstanding an aggregate of 22,625,000 warrants, which includes 8,250,000 Private Placement Warrants and 14,375,000 public warrants. Each warrant entitles the holder thereof to purchase one share of Arrowroot Class A Common Stock and, following the Business Combination, will entitle the holder thereof to purchase one share of New iLearningEngines Common Stock.

Under the “no additional redemptions” scenario, upon completion of the Business Combination, Arrowroot’s public stockholders would retain an ownership interest of approximately 3.1% in New iLearningEngines, the Convertible Note Investors will own approximately 1.5% of New iLearningEngines, the Sponsor and its affiliates and certain current and former directors, as the sole holders of Founder Shares, will retain an ownership interest of approximately 7.2% of New iLearningEngines, and the iLearningEngines stockholders will own approximately 87.6% of New iLearningEngines.

Under the “50% of maximum redemptions” scenario, upon completion of the Business Combination, Arrowroot’s public stockholders would retain an ownership interest of approximately 2.5% in New iLearningEngines, the Convertible Note Investors will own approximately 1.5% of New iLearningEngines, the Sponsor and its affiliates and certain current and former directors, as the sole holders of Founder Shares, will retain an ownership interest of approximately 7.3% of New iLearningEngines, and the iLearningEngines stockholders will own approximately 88.2% of New iLearningEngines.

Under the “maximum redemptions” scenario, upon completion of the Business Combination, Arrowroot’s public stockholders would retain an ownership interest of approximately 1.8% in New iLearningEngines, the Convertible Note Investors will own approximately 1.5% of New iLearningEngines, the Sponsor and its affiliates and certain current and former directors, as the sole holders of Founder Shares, will retain an ownership interest of approximately 7.2% of New iLearningEngines, and the iLearningEngines stockholders will own approximately 88.9% of New iLearningEngines.

The following summarizes the pro forma ownership of New iLearningEngines Common Stock following the Business Combination assuming the no additional redemptions, 50% of maximum redemptions and maximum redemptions scenarios.

The ownership percentages reflected in the table are based upon the number of shares of iLearningEngines Common Stock and Arrowroot Common Stock expected to be issued and outstanding as of December 31, 2023 and are subject to the following additional assumptions:

•        the total shares of New iLearningEngines Common Stock to be issued to holders of iLearningEngines Common Stock will be 123,679,901;

•        the exercise of iLearningEngines Warrants pursuant to the Merger Agreement occur on December 31, 2023 and that the Exchange Ratio as of December 31, 2023 is 0.85802;

•        the issuance of the shares of New iLearningEngines Common Stock to the PIPE Investors;

•        all vested restricted stock units as of December 31, 2023 covering shares of New iLearningEngines Common Stock that will be held by equityholders of iLearningEngines immediately following the Effective Time have been converted;

•        the PIPE Investment is consummated in accordance with its terms for $8 million, with 800,000 shares of Class A Common Stock issued to the PIPE Investors;

•        no unvested restricted stock units as of December 31, 2023 covering shares of New iLearningEngines Common Stock that will be held by equityholders of iLearningEngines immediately following the Effective Time have been converted;

•        the shares to be issued to iLearningEngines stockholders do not account for the issuance of any additional shares upon the closing of the Business Combination under the 2024 Plan and ESPP;

•        no exercise of Arrowroot Warrants; and

•        no issuance of additional securities by Arrowroot prior to the Effective Time.

If any of these assumptions are not correct, these percentages will be different.

For purposes of the table:

•        Assuming no redemption scenario:    This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.

•        Assuming 50% of maximum redemption scenario:    This presentation assumes that the Public Stockholders holding approximately 22% of the Public Shares exercise redemption rights with respect to their Public Shares (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement). This scenario assumes that 972,906 Public Shares are redeemed for an aggregate redemption payment of approximately $10.08 million, including a pro rata portion of interest accrued on the Trust Account of $0.348 million. This 50% of maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

•        Assuming maximum redemption scenario:    This presentation assumes that the Public Stockholders holding approximately 44% of the Public Shares exercise redemption rights with respect to their Public Shares (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement). This scenario assumes that 1,945,813 Public Shares are redeemed for an aggregate redemption payment of approximately $20.2 million, including a pro rata portion of interest accrued on the Trust Account of $0.697 million. This maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

	Assuming No Additional Redemptions		Assuming 50% of Maximum Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Former iLearningEngines equity holders	123,679,901	87.6%	123,679,901	88.2%	123,679,901	88.9%
Former Arrowroot Class A common stockholders	4,445,813	3.1%	3,472,907	2.5%	2,500,000	1.8%
Convertible Notes(1)	2,101,340	1.5%	2,101,340	1.5%	2,101,340	1.5%
PIPE Investors	800,000	0.6%	800,000	0.6%	800,000	0.6%
Sponsor affiliates and certain current and former Arrowroot directors(2)	10,170,879	7.2%	10,170,879	7.3%	10,170,879	7.3%
Total shares of New iLearningEngines Common Stock outstanding at closing	141,197,933	100.0%	140,225,027	100.0%	139,252,120	100.0%

____________

(1)      Excludes Convertible Notes held by affiliates of the Sponsor.

(2)      Excludes 8,250,000 Private Warrants held by the Sponsor and includes 2,591,645 shares from conversion of Convertible Notes from Arrowroot Capital and 391,734 shares from conversion of Arrowroot Promissory Notes.

Stockholders will experience additional dilution to the extent New iLearningEngines issues additional shares of New iLearningEngines Common Stock after the closing of the Business Combination. The table above excludes (a) 22,625,000 shares of New iLearningEngines Common Stock that will be issuable upon the exercise of the 8,250,000 Private Placement Warrants and 14,375,000 public warrants; (b) 127,115 shares of New iLearningEngines Common Stock that will be issuable upon the conversion of unvested iLearningEngines RSUs; (c) [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the 2024 Plan in the “no additional redemptions” scenario, [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the 2024 Plan in the “50% of maximum redemptions” scenario and [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the 2024 Plan in the “maximum redemptions” scenario; and (d) [•] shares of New iLearningEngines Common Stock that will be available for issuance under the ESPP in the “no additional redemptions” scenario, [•] shares of New iLearningEngines Common Stock that will be available for issuance under the ESPP in the “50% of maximum redemptions” scenario and [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the ESPP in the “maximum redemptions” scenario. The following table illustrates the impact on relative ownership levels assuming the issuance of all such shares:

	Assuming No Additional Redemptions			Assuming 50% of Maximum Redemptions			Assuming Maximum Redemptions
	Shares	Percentage		Shares	Percentage		Shares	Percentage
Total shares of New iLearningEngines Common Stock outstanding at closing	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares underlying public warrants	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares underlying Private Placement Warrants	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
PIPE Investors	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares underlying New iLearningEngines Assumed RSUs	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares initially reserved for issuance under the 2024 Plan(a)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares initially reserved for issuance under the ESPP(b)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Total shares	[•]	100.0%		[•]	100.0%		[•]	100.0%

____________

(a)      Subject to the discretion of New iLearningEngines Board, on the first trading day in January each calendar year, beginning with 202[•], and continuing through            , the number of shares of New iLearningEngines Common Stock available for issuance under the 2024 Plan will automatically increase by five percent (5%) of the total number of shares of New iLearningEngines Common Stock outstanding on the last trading day of December of the immediately preceding calendar year.

(b)      Subject to the discretion of New iLearningEngines Board, on the first trading day in January each calendar year, beginning with 202[•], and continuing through            , the number of shares of New iLearningEngines Common Stock available for issuance under the ESPP will automatically increase by one percent (1%) of the total number of shares of New iLearningEngines Common Stock outstanding on the last trading day of December of the immediately preceding calendar year.

For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1 — The Business Combination Proposal — Ownership of New iLearningEngines After the Closing.”

Other Agreements Related to the Merger Agreement

Stockholder Support Agreement

Concurrently with the execution of the Merger Agreement, Arrowroot, iLearningEngines, and the stockholders of iLearningEngines holding sufficient shares of iLearningEngines Common Stock to meet the Requisite Approval entered into the Stockholder Support Agreement, pursuant to which, among other things, such stockholders of iLearningEngines agreed to: (i) not transfer, arrange to transfer or announce any transfer of any iLearningEngines shares such stockholders hold or may acquire, other than transfers to other stockholders of iLearningEngines that are party to the Stockholder Support Agreement, transfers for estate planning purposes or pursuant to intestacy laws, transfers that are a distribution to partners, members or affiliates of such stockholder or transfers of Incentive Shares; (ii) approve and adopt the Merger Agreement, the ancillary agreements thereto and the transactions contemplated thereby, (iii) vote against or withhold consent with respect to any merger, purchase of all or substantially all of iLearningEngines’ assets or other business combination transactions other than the Business Combination, (iv) vote against or withhold consent any proposal, action or agreement that would impede or frustrate the Business Combination, result in a breach of any representation, warranty or covenant in the Merger Agreement or result in a condition to the Business Combination being unfulfilled, (v) not commence or join any class in a class action challenging the validity of the Business Combination or alleging a breach of fiduciary duty by any person in connection with the Business Combination, and (vi) waive dissenters’ rights, appraisal rights or similar rights under Delaware law. The Stockholder Support Agreement will terminate upon the earliest to occur of: (i) the Effective Time of the Merger Agreement, (ii) the termination of the Merger Agreement and (iii) as to each iLearningEngines stockholder a party thereto, upon the written agreement of Arrowroot, iLearningEngines and such iLearningEngines stockholder.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Arrowroot entered into the Sponsor Support Agreement with the Sponsor, Dixon Doll, Will Semple and iLearningEngines, pursuant to which each of the Sponsor and Messrs. Doll and Semple agreed to (i) vote all shares of Arrowroot Common Stock held by such person in favor of the Business Combination, (ii) discharge any Excess Transaction Expenses (as defined in the Merger Agreement) by payment in cash or elect, at the option of such person, to have Arrowroot discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of Arrowroot Common Stock held by such person (or any combination thereof), (iii) loan all amounts contemplated by the proxy statement filed by Arrowroot on or about February 13, 2023, pursuant to which the Arrowroot stockholders approved the extension of the deadline by which Arrowroot must complete its business combination to July 6, 2023, including any amounts required in connection with any additional extension of such deadline, (iv) contribute the Sponsor Incentive Shares (as defined in the Merger Agreement), (v) waive any adjustment to the conversion ratio set forth in the governing documents of Arrowroot or any other anti-dilution or similar protection with respect to the Class B Common Stock of Arrowroot, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in Arrowroot’s by-laws, in each case, on the terms and subject to the conditions set forth therein.

Convertible Note Purchase Agreements

Also on April 27, 2023, iLearningEngines entered into a convertible note purchase agreement, with the Convertible Note Investors, pursuant to which, among other things, iLearningEngines may issue and sell to the Convertible Note Investors convertible notes due in October 2025 with aggregate principal amount of up to $50,000,000, of which iLearningEngines has issued and sold Convertible Notes with aggregate principal amount of $16,650,000. Each Convertible Note accrues interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each Convertible Note will automatically convert into the Convertible Note Shares. Affiliates of our Sponsor have purchased $9,150,000 of Convertible Notes, convertible into an estimated 2,591,645 shares of New iLearningEngines Common Stock. The Convertible Note Purchase Agreement is attached to this proxy statement/prospectus as Annex H and the form of convertible note issued or to be issued pursuant to the Convertible Note Purchase Agreement is attached to this proxy statement/prospectus as Annex I. The Convertible Note Purchase Agreement contains customary representations and warranties of iLearningEngines, on the one hand, and each Convertible Note Investor, on the other hand.

The initial closing of the sale of Convertible Notes pursuant to the Convertible Note Purchase Agreement occurred concurrently with the execution of the Convertible Note Purchase Agreement. To date, iLearningEngines has issued and sold Convertible Notes in the aggregate principal amount of $16,650,000 and is able to sell and issue, from time to time, additional Convertible Notes in the aggregate principal amount of up to $33,350,000. The purpose of the Convertible Note Investment is to raise additional capital for use by iLearningEngines prior to the consummation of the Business combination.

To the extent iLearningEngines elects to sell additional Convertible Notes, the Sponsor will have a 5-day right of first offer. The Convertible Notes are subject to “most favored nations” provision in favor of the Convertible Note Investors, such that the Convertible Note Investors are entitled to elect to amend and restate the Convertible Notes held by them to be identical to the economic terms of any other subsequent convertible promissory note issued by iLearningEngines.

iLearningEngines has agreed to provide each Convertible Note Investor with a reciprocal waiver, amendment or repeal in the same proportion as any release by New iLearningEngines from any lock-up or market standoff provision applicable to any director, officer or holder of more than one percent (1%) of the outstanding capital stock of New iLearningEngines, provided that such release shall not be applied in the event of (i) permission granted to any stockholder of New iLearningEngines to sell or otherwise transfer or dispose of New iLearningEngines Common Stock with aggregate value less than or equal to $250,000, or (ii) any underwritten public offering, subject to any contractual registration rights the Convertible Note Investor may have.

Amended and Restated Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New iLearningEngines, the Sponsor, the independent directors of Arrowroot, certain significant securityholders of iLearningEngines and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement pursuant to which New iLearningEngines will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New iLearningEngines Common Stock and other equity securities of New iLearningEngines that are held by the parties thereto from time to time. Additionally, the Registration Rights Agreement will contain certain restrictions on transfer with respect to the securities of New iLearningEngines held by the Sponsor or the former iLearningEngines securityholders immediately following Closing. Such restrictions will begin at the Closing and terminate on the one (1) year anniversary of the Closing (subject to early termination (a) if the closing price of the New iLearningEngines Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing at least 150 days after the Closing or (b) upon the consummation of a change of control).

Forward Purchase Agreement

On April 26, 2023, Arrowroot and Polar entered into an agreement (“Forward Purchase Agreement”), pursuant to which, among other things, Arrowroot agreed to purchase up to 2,500,000 shares of Arrowroot Class A Common Stock from Polar at the price equal to the redemption price of the Public Shares at the Closing, plus $0.60 (the “FPA Redemption Price”). In exchange for Arrowroot’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination. The Forward Purchase Agreement provides that at Closing, Arrowroot will pre-pay to Polar for the forward purchase an amount equal to the Prepayment Amount (as defined in the Forward Purchase Agreement). The scheduled maturity date of the forward transaction is one year from the Closing of the Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to Arrowroot. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return to Arrowroot the terminated shares and Arrowroot will make a payment equal to the number of such terminated shares multiplied by the FPA Redemption Price. Arrowroot can terminate the Forward Purchase Agreement prior to the redemption deadline if Arrowroot pays Polar a $300,000 break-up fee. On the Maturity Date, if Polar has not terminated the Forward Purchase Agreement in full, then Arrowroot may be required to make a cash payment to Polar equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60, minus the Prepayment Amount.

Board of New iLearningEngines following the Business Combination

Upon the Closing, we anticipate that the New iLearningEngines Board will consist of five members, reclassified into three separate classes, with each class serving a three-year term; except with respect to the election of directors at the special meeting pursuant to Proposal No. 4 — The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). All of our existing directors of Arrowroot, except for Tom Olivier, have informed us that they will resign from our board of directors upon Closing.

Our board of directors has nominated the following individuals for election at our special meeting:

•        Class I Directors:    Harish Chidambaran and Balakrishnan Arackal;

•        Class II Directors:    Matthew Barger and Thomas Olivier; and

•        Class III Directors:    Bruce Mehlman.

For additional details, see the sections of this proxy statement/prospectus entitled “Proposal No. 4 — The Election of Directors Proposal” and “Directors and Executive Officers After the Business Combination.”

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Arrowroot will be treated as the acquired company and iLearningEngines will be treated as the accounting acquirer for financial statement reporting purposes.

For more information, see the section entitled “The Business Combination — Accounting Treatment of the Business Combination.”

Appraisal or Dissenter’s Rights

No appraisal or dissenter’s rights are available to holders of shares of Arrowroot Common Stock or Arrowroot Warrants in connection with the Business Combination.

Arrowroot Proposals for Stockholder Approval

At the special meeting, Arrowroot’s stockholders will be asked to separately approve the following proposals:

•        The Business Combination Proposal — a proposal to approve the adoption of the Merger Agreement and the Business Combination.

•        The Organizational Documents Proposal — a proposal to approve the Proposed Charter and the Proposed Bylaws.

•        The Advisory Organizational Documents Proposals — four proposals to amend Arrowroot’s Existing Charter.

•        The Election of Directors Proposal — a proposal to elect the directors comprising the board of directors of New iLearningEngines.

•        The Equity Incentive Plan Proposal — a proposal to approve and adopt the incentive equity plan established to be effective after the Closing.

•        The Employee Stock Purchase Plan Proposal — a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination.

•        The Nasdaq Proposal — a proposal to approve, for purposes of complying with the applicable listing rules of The Nasdaq Stock Market LLC, the issuance of shares of Arrowroot Class A Common Stock to the iLearningEngines stockholders in the Merger pursuant to the Merger Agreement and to the Convertible Note Investors in the Convertible Note Investment in connection with the Business Combination.

•        The Adjournment Proposal — a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposals No. 3 — The Advisory Organizational Documents Proposals,” “Proposal No. 4 — The Election of Directors Proposal,” “Proposal No. 5 — The Equity Incentive Plan Proposal,” “Proposal No. 6 — The Employee Stock Purchase Plan Proposal,” “Proposal No. 7 — The Nasdaq Proposal,” and “Proposal No. 8 — The Adjournment Proposal.”

Date, Time and Place of Special Meeting

The special meeting will be held on January 12, 2024, at 11:00 a.m., Eastern time, conducted via live webcast at the following address: https://www.virtualshareholdermeeting.com/ARRW2024SM. You will need the 16-digit meeting control number that is printed on your proxy card to enter the special meeting. Arrowroot recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

Record Date and Voting

Arrowroot’s stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of Arrowroot Class A Common Stock or Arrowroot Class B Common Stock at the close of business on December 8, 2023, which is the Record Date for the special meeting. Arrowroot’s stockholders are entitled to one vote for each share of Arrowroot Class A Common Stock or Arrowroot Class B Common Stock that they owned as of the close of business on the Record Date. If Arrowroot’s stockholders’ shares are held in “street name” or are in a margin or similar account, such stockholder should contact their broker, bank or other nominee to ensure that votes related to the shares beneficially own by such stockholder are properly counted. On the Record Date, there were 4,445,813 shares of Arrowroot Class A Common Stock outstanding and 7,187,500 shares of Arrowroot Class B Common Stock outstanding. Our Sponsor holds 7,067,500 shares of Arrowroot Class B Common Stock, and two of our directors, Messrs. Doll and Semple, currently hold 80,000 shares of Arrowroot Class B Common Stock in the aggregate. One of Arrowroot’s former directors, Guarav Dhillon, currently holds 40,000 shares of Arrowroot Class B Common Stock.

Our Sponsor and our officers and directors have agreed to vote all of their shares of Arrowroot Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal. Arrowroot’s issued and outstanding Arrowroot Warrants do not have voting rights at the special meeting.

Quorum and Vote Required for the Arrowroot Proposals

For all the proposals other than the Organizational Documents Proposal, a quorum will be present at the special meeting if a majority of the Arrowroot Common Stock outstanding and entitled to vote at the special meeting is represented in person or by proxy.

For the Organizational Documents Proposal, a quorum will be present at the special meeting if a majority of the Arrowroot Class A Common Stock outstanding and entitled to vote at the special meeting, a majority of the Arrowroot Class B Common Stock outstanding and entitled to vote at the special meeting, and a majority of the Arrowroot Common Stock outstanding and entitled to vote at the special meeting are represented in person online or by proxy. Based on the number of shares outstanding and entitled to vote as of the Record Date, 5,816,657 shares of Arrowroot Common Stock, 2,222,907 shares of Arrowroot Class A Common Stock and 3,593,751 shares of Arrowroot Class B Common Stock will be required to be present at the special meeting to achieve a quorum.

The approval of the Organizational Documents Proposal requires the affirmative vote (in person or by proxy) of the majority of the issued and outstanding shares of each of the Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting separately, as well as the vote of a majority of the issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting together as a single class.

The approval of the Business Combination Proposal, the Advisory Organizational Documents Proposals, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person or by proxy) of the holders of a majority of the shares of Arrowroot Common Stock, voting together as a single class, that are cast thereon at the special meeting.

The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of Arrowroot Common Stock, voting together as a single class, that are cast thereon at the special meeting.

Pursuant to the Merger Agreement, the Business Combination is conditioned upon the approval of holders of at least sixty-five percent (65%) of the outstanding shares of Arrowroot Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

As of the Record Date, our Sponsor, and current and former officers and directors collectively owned approximately 61.78% of our issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, including all of the shares of Arrowroot Class B Common Stock. The Sponsor, officers and directors have agreed to vote any shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock owned by them in favor of the Business Combination pursuant to the Letter Agreement and the Sponsor Support Agreement. Accordingly, assuming all of the outstanding shares of Arrowroot Common Stock vote “FOR” each proposal, each of the Advisory Organizational Documents Proposals, Business Combination Proposal, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal will be approved even if none of the outstanding Arrowroot Class A Common Stock vote in favor of such proposals and the Organizational Documents Proposal will require the affirmative vote of a majority of the Arrowroot Class A Common Stock (in person or by proxy) in order to be approved. Directors are elected by a plurality of the votes cast, in person online or by proxy at the special meeting. This means that the five nominees will be elected if they receive more affirmative votes than any other nominee for the same position.

For more information about these proposals, see the section entitled “Quorum and Vote Required for the Arrowroot Proposals.”

Recommendation to Arrowroot Stockholders

Our board of directors believes that each of the Arrowroot Proposals is in the best interests of Arrowroot and our stockholders and unanimously recommends that its stockholders vote “FOR” each of the Arrowroot Proposals, including “FOR” each of the director nominees.

Arrowroot Board’s Reasons for the Approval of the Business Combination

After careful consideration, the Arrowroot Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. For a description of the Arrowroot Board’s reasons for the approval of the Business Combination, see the section entitled “The Business Combination — Arrowroot Board’s Reasons for the Approval of the Business Combination.”

Interests of Arrowroot Directors and Officers in the Business Combination

When considering the Arrowroot Board’s recommendation that Arrowroot’s stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals presented for stockholder approval in this proxy statement/prospectus, Arrowroot’s stockholders should be aware that certain of Arrowroot’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from or in addition to (or which may conflict with) the interests of Arrowroot’s other stockholders.

These interests may influence Arrowroot’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the transactions contemplated thereby. These interests were considered by the Arrowroot Board when it approved the Business Combination. For further information, please see the section entitled “The Business Combination — Interests of Arrowroot Directors and Officers in the Business Combination.”

Redemption Rights

Pursuant to our Existing Charter, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Existing Charter. For illustrative purposes, based on funds in the Trust Account of approximately $46.1 million on September 30, 2023, the estimated per share redemption price would have been approximately $10.36. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of our Arrowroot Class A Common Stock for cash and will no longer own shares of Arrowroot. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Each redemption of Public Shares by our Public Stockholders will decrease the amount in our Trust Account, which held approximately $46.1 million on September 30, 2023. See the section entitled “Special Meeting of Arrowroot Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

U.S. Federal Income Tax Considerations for Holders of Arrowroot Class A Common Stock Exercising Redemption Rights

As described more fully herein, a holder of our Arrowroot Class A Common Stock that exercises its redemption rights to receive cash in exchange for such shares may be treated as selling its Arrowroot Class A Common Stock in a taxable sale or exchange resulting in the recognition of gain or loss. There may be certain circumstances in which the redemption may be treated as a distribution as an amount equal to the redemption proceeds, for U.S. federal income tax purposes, depending on the amount of our stock that a holder owns or is deemed to own by attribution (including through the ownership of warrants).

Please see the section entitled “Material U.S. Federal Income Tax Considerations Of The Redemption And The Business Combination — U.S. Federal Income Tax Considerations for Holders of Arrowroot Class A Common Stock Exercising Redemption Rights” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Emerging Growth Company

Arrowroot is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Arrowroot’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Arrowroot has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Arrowroot, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Arrowroot’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Arrowroot will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Arrowroot’s initial public offering (i.e., December 31, 2026), (b) in which it has total annual gross revenue of at least $1.235 billion or (c) in which Arrowroot is deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of Arrowroot’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which Arrowroot will have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Summary of Risk Factors

In evaluating the Business Combination and the proposals to be considered and voted on at the special meeting of Arrowroot stockholders, you should carefully read this proxy statement/prospectus, including the annexes, and especially review and consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to iLearningEngines’ business and industry, Arrowroot, and the Business Combination are summarized below.

Risks Related to iLearningEngines’ Business

•        iLearningEngines has a history of net losses and could continue to incur substantial net losses in the future.

•        iLearningEngines’ recent rapid growth may not be indicative of iLearningEngines’ future growth. iLearningEngines’ rapid growth also makes it difficult to evaluate iLearningEngines’ future prospects and may increase the risk that iLearningEngines will not be successful.

•        iLearningEngines may not be able to successfully manage its growth and, if iLearningEngines is not able to grow efficiently, iLearningEngines may not be able to reach or maintain profitability, and its business, financial condition, and results of operations could be harmed.

•        Because iLearningEngines derives substantially all of its revenue from its learning automation and information intelligence offerings, failure of this platform to satisfy customer demands could adversely affect iLearningEngines’ business, results of operations, financial condition, and growth prospects.

•        If iLearningEngines is unable to attract new customers, its business, financial condition, and results of operations will be adversely affected.

•        A limited number of contracted customers represent a substantial portion of iLearningEngines’ revenue and ARR. If iLearningEngines fails to retain these contracted customers, its revenue and ARR could decline significantly.

•        iLearningEngines relies on a channel partner for key business development, administrative, operational and other functions that are important to its business. The loss of this service provider could materially and adversely affect iLearningEngines’ business, results of operations and financial condition.

•        The markets in which iLearningEngines participates are competitive and, if iLearningEngines does not compete effectively, its business, financial condition, and results of operations could be harmed.

•        The success of iLearningEngines’ platform relies on the ability of iLearningEngines’ AI-enabled ecosystem to create broad solutions across corporate functions, and a failure to do so would adversely affect iLearningEngines’ business, financial condition, and results of operations.

•        If iLearningEngines fails to retain and motivate members of iLearningEngines’ management team or other key employees or to integrate new team members, fail to execute management transitions, or fails to attract additional qualified personnel to support iLearningEngines’ operations, iLearningEngines’ business and future growth prospects could be harmed.

•        Market adoption of automated learning solutions is relatively new and may not grow as iLearningEngines expects, which may harm iLearningEngines’ business and results of operations.

•        iLearningEngines relies on iLearningEngines’ channel partners to generate a substantial amount of iLearningEngines’ revenue, and if we fail to expand and manage our distribution channels, our revenue could decline and our growth prospects could suffer.

•        If iLearningEngines is not able to introduce new features or services successfully and to make enhancements to iLearningEngines’ platform or products, iLearningEngines’ business and results of operations could be adversely affected.

•        iLearningEngines targets enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

•        Real or perceived errors, failures, or bugs in iLearningEngines’ platform and products could adversely affect iLearningEngines’ business, results of operations, financial condition, and growth prospects.

•        Incorrect or improper implementation or use of iLearningEngines’ platform and products could result in customer dissatisfaction and harm iLearningEngines’ business, results of operations, financial condition, and growth prospects.

•        If iLearningEngines is unable to ensure that its platform integrates with a variety of software applications that are developed by others, including its integration partners, iLearningEngines may become less competitive and its results of operations may be harmed.

•        iLearningEngines’ outstanding indebtedness could adversely affect iLearningEngines’ financial condition and iLearningEngines’ ability to operate iLearningEngines’ business and pursue iLearningEngines’ business strategies and iLearningEngines’ may not be able to generate sufficient cash flows to meet iLearningEngines’ debt service obligations.

•        iLearningEngines relies on data sets from its customers. If iLearningEngines is not able to acquire or utilize such data sets, or regulations limit it from doing so, iLearningEngines’ business, financial condition, and results of operations could be adversely affected.

•iLearningEngines is subject to stringent and changing obligations related to data privacy and security. iLearningEngines actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

•        Any failure to obtain, maintain, protect, or enforce iLearningEngines’ intellectual property and proprietary rights could impair iLearningEngines’ ability to protect iLearningEngines’ proprietary technology and iLearningEngines’ brand.

•iLearningEngines’ management has identified material weaknesses in iLearningEngines’ internal control over financial reporting and they may identify additional material weaknesses in the future. If iLearningEngines fails to remediate the material weaknesses or if it otherwise fails to establish and maintain effective control over financial reporting, it may adversely affect iLearningEngines’ ability to accurately and timely report its financial results, and may adversely affect investor confidence and business operations.

Risks Related to the Business Combination and New iLearningEngines

•        If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Arrowroot’s common stock may decline before the Closing, or the market price of New iLearningEngines’ securities may decline after the Closing.

•        Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of New iLearningEngines’ securities

•        An active market for New iLearningEngines’ securities may not develop, which would adversely affect the liquidity and price of New iLearningEngines’ securities.

•iLearningEngines does not have experience operating as a United States public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

Risks Related to Arrowroot’s Business and the Business Combination

•        The Business Combination and New iLearningEngines becoming a publicly listed company as a result of the Merger differs significantly from an underwritten initial public offering.

•        The unaudited pro forma financial information and other projections included herein may not be indicative of what New iLearningEngines’ actual financial position or results of operations would have been.

•        Arrowroot’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

•        Arrowroot has identified a material weakness in its internal control over financial reporting as of March 31, 2023. This material weakness could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner.

Risks Related to Redemptions

•        If a stockholder fails to receive notice of Arrowroot’s offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•        If we are unable to consummate our initial business combination, Public Stockholders may be forced to wait until after the Extension Deadline before redemption from the Trust Account.

•     There is no guarantee that a stockholder’s decision whether to redeem their shares of Arrowroot Class A Common Stock for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ILEARNINGENGINES

The following table shows summary historical financial information of iLearningEngines for the periods and as of the dates indicated.

The selected historical consolidated financial information of iLearningEngines as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022, was derived from the unaudited condensed consolidated historical financial statements of iLearningEngines included elsewhere in this proxy statement/prospectus. The selected historical consolidated financial information of iLearningEngines as of and for the years ended December 31, 2022, 2021, and 2020 was derived from the audited consolidated historical financial statements of iLearningEngines included elsewhere in this proxy statement/prospectus.

The following selected historical consolidated financial information should be read together with the financial statements and accompanying notes and “iLearningEngines’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace iLearningEngines financial statements and the related notes. iLearningEngines historical results are not necessarily indicative of iLearningEngines future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to iLearningEngines, prior to and without giving pro forma effect to the impact of the business combination and, as a result, the results reflected in this section may not be indicative of the results of the combined company going forward.

Statement of Operations Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands, except shares and per share data)	2023	2022	2022	2021	2020
Revenue	$304,917	$225,727	$309,170	$217,867	$141,753
Total costs and expenses	295,006	216,390	297,292	210,181	133,814
Income from operations	9,911	9,337	11,878	7,686	7,939
Other (expense) income
Interest expense	(4,603)	(5,231)	(6,614)	(5,047)	(1,082)
Change in fair value of warrant liability	(681)	240	248	(83)	—
Change in fair value of convertible notes	(4,425)	—	—	—	—
Other (expense) income	(44)	32	(21)	(3)	—
Net (loss) income before income tax expense	158	4,378	5,491	2,553	6,857
Income tax (expense) benefit	(330)	(675)	5,975	(32)	—
Net (loss) income	$(172)	$3,703	$11,466	$2,521	$6,857
Net (loss) income per share – basic	$(0.00)	$0.03	$0.08	$0.02	$0.07
Net (loss) income per share – diluted	$(0.00)	$0.03	$0.08	$0.02	$0.07
Weighted average common shares outstanding – basic	95,782,605	95,710,615	95,728,760	94,697,428	93,870,502
Weighted average common shares outstanding – diluted	95,782,605	95,710,615	95,728,760	98,042,878	98,832,870

Statement of Cash Flows Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands)	2023	2022	2022	2021	2020
Net cash used in operating activities	$(8,942)	$(6,553)	$(8,943)	$(8,234)	$(1,287)
Net cash (used in) provided by investing activities	(7)	161	161	(18)	—
Net cash provided by financing activities	8,754	6,830	5,231	6,729	7,203

Balance Sheet Data

(In thousands)	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Total assets	$85,284	$63,545	$40,721
Total liabilities	102,231	80,320	69,845
Total shareholders’ deficit	(16,947)	(16,775)	(29,124)

SELECTED HISTORICAL FINANCIAL INFORMATION OF ARROWROOT

The following table shows selected historical financial information of Arrowroot for the periods and as of the dates indicated.

The selected historical financial information of Arrowroot as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022, was derived from the unaudited condensed consolidated historical financial statements of Arrowroot included elsewhere in this proxy statement/prospectus. The summary historical financial information of Arrowroot as of December 31, 2022 and 2021, and for the years then ended, was derived from the audited historical financial statements of Arrowroot included elsewhere in this proxy statement/prospectus.

The following selected historical financial information should be read together with the financial statements and accompanying notes and “Arrowroot Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Arrowroot’s financial statements and the related notes. Arrowroot’s historical results are not necessarily indicative of Arrowroot’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Arrowroot, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results going forward.

Statement of Operations Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2023	2022	2022	2021
Total costs and expenses	$3,851,311	$1,126,963	$1,555,038	$3,858,771
Loss from operations	(3,851,311)	(1,126,963)	(1,555,038)	(3,858,771)
Other income (expense)
Change in fair value of warrant liabilities	(3,962,500)	11,081,250	11,881,250	8,680,000
Change in fair value of forward purchase agreement	(1,500,000)	—	—	—
Interest expense – promissory note	(31,356)	—	—	—
Interest earned on cash and investments held in Trust Account	3,049,715	1,592,222	3,945,497	23,634
Total other (expense) income	(2,444,141)	12,673,472	15,826,747	8,703,634
(Loss) income before provision for income taxes	(6,295,452)	11,546,509	14,271,707	4,844,863
Provision for income taxes	(502,869)	(265,764)	(750,410)	—
Net (loss) income	$(6,798,321)	$11,280,745	$13,521,299	$4,844,863
Weighted average shares outstanding of Class A common stock – basic and diluted	9,965,445	28,750,000	28,750,000	23,866,438
Net (loss) income per share, Class A common stock – basic and diluted	$(0.40)	$0.31	$0.38	$0.16
Basic Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500	7,187,500	7,025,685
Diluted Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500	7,187,500	7,187,500
Net (loss) income per share, Class B common stock – basic and diluted	$(0.40)	$0.31	$0.38	$0.16

Statement of Cash Flows Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2023	2022	2022	2021
Net cash used in operating activities	$(2,804,811)	$(1,000,520)	$(1,597,905)	$(2,436,432)
Net cash provided by (used in) investing activities	$247,737,718	$339,214	$731,214	$(287,500,000)
Net cash (used in) provided by financing activities	$(244,439,068)	$750,000	$750,000	$290,177,138

Balance Sheet Data

	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Total assets	$46,711,401	$290,960,247	$288,300,858
Total liabilities	$22,928,294	$13,119,751	$23,981,661
Class A ordinary shares subject to possible redemption	$46,049,915	$290,317,507	$287,500,000
Total stockholders’ deficit	$(22,266,808)	$(12,477,011)	$(23,180,803)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as iLearningEngines has been determined to be the accounting acquirer, due to the fact that iLearningEngines will control New iLearningEngines. Under this method of accounting, while Arrowroot is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of iLearningEngines issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of iLearningEngines. The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2023 gives pro forma effect to the Business Combination and related transactions as if they had consummated on September 30, 2023. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2023 and year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2022.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Arrowroot and related notes and the historical financial statements of iLearningEngines and related notes included elsewhere in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

•        Assuming No Redemption:    This presentation assumes that no Public Stockholders exercise their redemption rights in connection with the Business Combination with respect to their shares for a pro rata portion of the funds in the Trust Account.

•        Assuming Maximum Redemptions:    The Merger Agreement includes a minimum cash condition of $100.0 million (the “Minimum Cash Condition”) of Available Acquiror Cash. Available Acquiror Cash, subject to certain restrictions as further detailed in the Merger Agreement, is equal to: (i) the funds in the Trust Account, plus (ii) the aggregate amount of cash proceeds from private placement financing (subject to certain qualifications set forth in the Merger Agreement), if any, plus (iii) the proceeds of certain debt financings of Arrowroot or iLearningEngines in excess of indebtedness required to be repaid at Closing, minus (iv) all Arrowroot and iLearningEngines transaction costs that remain unpaid at Closing or are to be paid simultaneously with the Closing and any amounts paid to public shareholders that exercise their redemption rights in connection with the Business Combination, in each case subject to the restrictions set forth in the Merger Agreement. This presentation assumes that Arrowroot shareholders holding 1,945,813 shares (4,445,813 Arrowroot Class A Common Stock subject to possible redemption outstanding at September 30, 2023, minus 2,500,000 shares held by Polar and with respect to which Polar has agreed to waive redemption rights as discussed above under the section titled “Forward Purchase Agreement”) of Arrowroot Class A Common Stock will exercise their redemption rights for an aggregate payment of $20.2 million (based on the estimated per share redemption price of approximately $10.36) from the Trust Account. Such amount represents the maximum number of Arrowroot share redemptions that could occur with the Minimum Cash Condition still being satisfied.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations for Nine Months Ended September 30, 2023
Revenue	$304,917	$304,917
Net loss	$(17,553)	(17,553)
Net loss per common share – basic and diluted	$(0.12)	$(0.13)
Weighted-average common shares outstanding – basic and diluted	141,197,933	139,252,120
Summary Unaudited Pro Forma Condensed Combined Statement of Operations for Year Ended December 31, 2022
Revenue	$309,170	$309,170
Net loss	$(23,892)	$(23,892)
Net loss per common share – basic and diluted	$(0.17)	$(0.17)
Weighted average common shares outstanding – basic and diluted	141,197,933	139,252,120
Summary Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2023
Total assets	$147,541	$127,383
Total liabilities	142,157	142,157
Total shareholders’ equity (deficit)	5,384	(14,774)

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE DATA OF ARROWROOT AND ILEARNINGENGINES

Net loss per share was calculated using the historical weighted-average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related have been outstanding for the entirety of all periods presented.

	iLearningEngines (Historical)	Arrowroot (Historical)	Combined Pro Forma		New iLearningEngines Equivalent Per Share Pro Forma(2)
			No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
As of and for the Nine Months Ended September 30, 2023
Book value per share(1)	$(0.56)	$(3.10)	$(0.57)	$(0.58)	$(0.49)	$(0.50)
Weighted average number of common shares outstanding, basic	95,782,605	N/A	141,197,933	139,252,120	N/A	N/A
Weighted average number of common shares outstanding, diluted	95,782,605	N/A	141,197,933	139,252,120	N/A	N/A
Net income (loss) per common share, basic	$(0.00)	N/A	$(0.12)	$(0.13)	$(0.11)	$(0.11)
Net income (loss) per common share, diluted	$(0.00)	N/A	$(0.12)	$(0.13)	$(0.11)	$(0.11)
Weighted average shares outstanding, Class A common stock	N/A	9,965,445
Basic and diluted net income per share, Class A common stock	N/A	$(0.40)
Weighted average shares outstanding, Class B common stock	N/A	7,187,500
Basic and diluted net income per share, Class B common stock	N/A	$(0.40)
As of and for the Year Ended December 31, 2022
Weighted average number of common shares outstanding, basic	95,728,760	N/A	141,197,933	139,252,120	N/A	N/A
Weighted average number of common shares outstanding, diluted	95,728,760	N/A	141,197,933	139,252,120	N/A	N/A
Net income (loss) per common share, basic	$0.08	N/A	$(0.17)	$(0.17)	$(0.15)	$(0.15)
Net income (loss) per common share, diluted	$0.08	N/A	$(0.17)	$(0.17)	$(0.15)	$(0.15)
Weighted average shares outstanding, Class A common stock	N/A	28,750,000
Basic and diluted net income per share, Class A common stock	N/A	$0.38
Weighted average shares outstanding, Class B common stock	N/A	7,187,500
Basic and diluted net income per share, Class B common stock	N/A	$0.38

____________

(1)      Book value per share is calculated as total equity, excluding temporary equity (Class A Shares subject to redemption for Arrowroot) divided by the weighted average shares outstanding.

(2)      The equivalent pro forma basic and diluted per share data for New iLearningEngines is calculated by multiplying the combined pro forma per share data by the exchange ratio calculated based on the Merger Consideration set forth in the Merger Agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our, our management team’s, iLearningEngines’ and iLearningEngines’ management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those related to the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        the ability to complete the Business Combination with iLearningEngines or, if Arrowroot does not consummate such Business Combination, any other initial business combination;

•        the anticipated timing of the Business Combination;

•        New iLearningEngines’ capitalization after giving effect to the Business Combination;

•        the ability to recognize the anticipated benefits of the proposed Business Combination;

•        satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval of the holders of sixty-five (65%) of the outstanding shares of Arrowroot Common Stock entitled to vote, who attend and vote thereupon at the special meeting, (ii) the Requisite Approval, (iii) the registration statement (of which this proxy statement/prospectus is a part) will have been declared effective under the Securities Act, (iv) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated, (v) no governmental authority with jurisdiction over the parties with respect to the Business Combination will have issued any statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (vi) Arrowroot shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), and (vii) the New iLearningEngines Common Stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq;

•        the financial and business performance of New iLearningEngines, including financial projections and business metrics and any underlying assumptions thereunder;

•        the ability to obtain and/or maintain the listing of New iLearningEngines’ Common Stock and the Arrowroot Warrants on Nasdaq following the Business Combination;

•        the potential liquidity and trading of our public securities;

•        changes in iLearningEngines’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        the implementation, market acceptance and success of iLearningEngines’ business model;

•        iLearningEngines’ ability to scale in a cost-effective manner;

•        developments and projections relating to iLearningEngines’ competitors and industry;

•        the impact of health epidemics on iLearningEngines’ business and the actions iLearningEngines may take in response thereto;

•        expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•        iLearningEngines’ future capital requirements and sources and uses of cash;

•        iLearningEngines’ ability to obtain funding for its operations;

•        iLearningEngines’ business, expansion plans and opportunities;

•        iLearningEngines’ success in retaining or recruiting, or changes required in, officers, key employees or directors following the completion of the Business Combination;

•        the size of the addressable markets for New iLearningEngines’ products and services;

•        New iLearningEngines’ expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against Arrowroot following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Arrowroot or to satisfy other conditions to the Closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of New iLearningEngines Common Stock on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of iLearningEngines as a result of the announcement and consummation of the transactions described herein;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of iLearningEngines to grow and manage growth profitably;

•        costs related to the Business Combination;

•        changes in applicable laws or regulations;

•        the ability of iLearningEngines to execute its business model;

•        iLearningEngines’ ability to attract and retain customers and expand customers’ use of iLearningEngines’ products and services;

•        risks relating to the uncertainty of the projected financial and operating information with respect to iLearningEngines;

•        iLearningEngines’ ability to raise capital;

•        the possibility that Arrowroot or iLearningEngines may be adversely affected by other economic, business and/or competitive factors; and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

RISK FACTORS

The following risk factors will apply to the business and operations of New iLearningEngines following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of iLearningEngines and New iLearningEngines’ business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Arrowroot Common Stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may harm the business, cash flows, financial condition and results of operations of New iLearningEngines. iLearningEngines may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair New iLearningEngines’ business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the consolidated financial statements of iLearningEngines and financial statements of Arrowroot and notes thereto included elsewhere in this proxy statement/prospectus.

Unless the context requires otherwise, references to “iLearningEngines,” “we,” “us,” “our,” and “the Company” in this section are to the business and operations of iLearningEngines prior to the Business Combination and the business and operations of New iLearningEngines as directly or indirectly affected by the Business Combination.

Risks Related to Our Business, Products, Operations, and Industry

We have a history of net losses and could continue to incur substantial net losses in the future.

We have incurred net losses in certain years since our incorporation in 2010. We incurred net income of $11.5 million, $2.5 million, and $6.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, a net loss of $0.2 million for the nine months ended September 30, 2023. As a result, as of September 30, 2023, we had an accumulated deficit of $53.3 million. We expect to continue to invest in the growth of our business, including by increasing our sales and marketing efforts, hiring additional personnel and introducing new products and technologies. We also anticipate that we will incur significant legal, accounting and other expenses related to operating as a public company. In addition, we may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may also result in increased costs. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve profitability in future periods or, if we do become profitable, sustain profitability. As a result, we may continue to generate net losses. There can be no assurances that we will achieve profitability in the future or that we will be able to sustain profitability if we do become profitable.

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We generated revenue of $309.2 million, $217.9 million and $141.8 million for fiscal years 2022, 2021 and 2020, respectively. Our annual recurring revenue (“ARR”) was $314.3 million, $224.3 million and $155.5 million at December 31, 2022, 2021 and 2020, respectively. You should not rely on our ARR, revenue or key operational and business metrics from any prior quarterly or annual fiscal period as an indication of our future performance. Even if our revenue or key operational and business metrics continue to improve, our revenue or key operational and business metrics may worsen in the future as a result of a variety of factors, including changes in the demand for our products, the maturation of our business, or our failure to capitalize on growth opportunities. Overall growth of our business depends on a number of additional factors, including our ability to:

•        price our products effectively so that we are able to attract new customers and expand sales to our existing customers;

•        expand the functionality and use cases for the products we offer on our platform;

•        maintain and grow our customer base;

•        maintain and expand the rates at which contracted customers purchase and renew maintenance and support of our platform;

•        provide our customers with support that meets their needs;

•        continue to introduce and sell our products to new industries and markets;

•        continue to develop new products and new functionality for our platform and successfully further optimize our existing products and infrastructure;

•        successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and

•        increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent ARR or key operational and business metrics improvement, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

In addition, we expect to continue to expend substantial financial and other resources on:

•        our specialized data sets and technology infrastructure, including systems architecture, scalability, availability, performance, and security;

•        our sales and marketing organization to engage our existing and prospective customers, increase brand awareness, and drive adoption of our products;

•        product development, including investments in our product development team and the development of new products and new functionality for our platform as well as investments in further optimizing our existing products and infrastructure;

•        acquisitions or strategic investments;

•        our global operations and continued expansion; and

•        general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not be successful on the timeline we anticipate or at all, and may not result in improvements of our ARR or key operational and business metrics. For instance, we anticipate that our customers will continue to increase adoption of our products in future periods. We have offered our products for only a short period of time, and we cannot predict how increased adoption of our products will change the buying patterns of our customers or impact our future ARR or key operational and business metrics. If we are unable to maintain or improve our ARR or key operational and business metrics at a rate sufficient to offset the expected increase in our costs, our business, financial condition, and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we have encountered, and may in the future encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as unforeseen operating expenses, difficulties, complications, delays, and other known or unknown factors that may result in losses in future periods. If the growth of our ARR or key operational and business metrics does not meet our expectations in future periods, our business, financial condition, and results of operations may be harmed, and we may not achieve or maintain profitability in the future.

We may not be able to successfully manage our growth and, if we are not able to grow efficiently, we may not be able to reach or maintain profitability, and our business, financial condition, and results of operations could be harmed.

We have experienced and may continue to experience rapid growth and organizational change, which has placed and may continue to place significant demands on our management and our operational and financial resources. Actions we may decide to take in the future in our attempt to achieve profitability may not be successful in yielding our intended results and may not appropriately address either or both of the short-term and long-term strategy of our business. Implementation of a go forward plan and any other cost-saving initiatives, including possible future restructuring efforts, may be costly and disruptive to our business, the expected costs and charges may be greater than forecasted, and the estimated cost savings may be lower than forecasted. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. If we fail to manage our anticipated growth, company personnel transitions, and change in a manner that preserves the key aspects of our corporate culture, our employee retention may suffer, which could negatively affect our products, brand, and reputation and harm our ability to retain and attract customers and employees.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations, and financial condition, could be harmed. As usage of our platform capabilities grow, we will need to continue to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we have needed and will continue to need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base. Failure of or delay in these continuing efforts could result in impaired system performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower dollar-based net retention rates, the issuance of service credits, or requested refunds, which would hurt our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We have faced and could continue to face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition, and results of operations.

Because we derive substantially all of our revenue from our learning automation and information intelligence offerings, failure of this platform to satisfy customer demands could adversely affect our business, results of operations, financial condition, and growth prospects.

We derive and expect to continue to derive substantially all of our revenue from our learning automation and information intelligence offerings. As such, market adoption of our learning automation and information intelligence offerings is critical to our continued success. Demand for our learning automation and information intelligence offerings may be affected by a number of factors, many of which are beyond our control, including continued market acceptance and integration of our platform into our end customers’ operations; the continued volume, variety, and velocity of automations that are generated through use of our platform; timing of development, and release of new offerings by our competitors; technological change, including in the areas of artificial intelligence (“AI”) and machine learning systems, and the rate of growth in our market. Additionally, the utility of our learning automation and information intelligence offerings and products relies in part on the ability of our customers to use our products in connection with other third-party software products that are important to our customers’ businesses. If these third-party software providers were to modify the terms of their licensing arrangements with our customers in a manner that would reduce the utility of our products, or increase the cost to use our products in connection with these third-party software products, then our customers may no longer choose to adopt our learning automation and information intelligence offerings or continue to use our products. If we are unable to continue to meet the demands of our customers and the developer community, our business operations, financial results, and growth prospects will be materially and adversely affected.

If we are unable to attract new customers, our business, financial condition, and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing solutions, including as an alternative to traditional systems lacking AI-driven customization and content-augmentation capabilities. Many enterprises have invested substantial personnel and financial resources to integrate traditional human-driven processes into their business architecture and, therefore, may be reluctant or unwilling to migrate to a learning automation platform that is integrated and augmented by AI and machine learning. Accordingly, the adoption of our learning automation and information intelligence offerings may be slower than we anticipate. A large proportion of our target market still uses traditional systems for a major part of their operations. This market may need further education on the value of a learning automation platform that is integrated and augmented by AI and machine learning generally and our platform and products in particular, and on how to integrate them into current operations. A lack of education as to how our learning automation and information intelligence offerings and solutions operate may cause potential customers to prefer more traditional methodologies or to be cautious about investing in our platform and products, or result in difficulty integrating our platform and products into their business architecture. If we are unable to educate potential customers and change the market’s readiness to accept our technology, we may experience slower than projected growth and our business, results of operations, and financial condition may be harmed.

In addition, as our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to be alternatives to our platform and products, our ability to sell maintenance and support for our products could be impaired. Further, as various forms of AI, become more widely adopted and accepted, if customers were to feel that our technology was not developing apace, our business and growth prospects could be harmed. The rapid evolution of AI may require the application of resources to develop, test, and maintain our products and services so that they are ethically designed to minimize unintended, harmful impacts. Similarly, our sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition, and results of operations.

If we are not able to expand our usage by existing customers, or our existing customers do not renew their maintenance and support agreements, our business, financial condition, and results of operations will be adversely affected.

Our success depends significantly on retaining existing customers and attracting them to different types of service offerings on our platform. Our customers have a range of options to meet their training and education needs, and our ability to retain customers could be materially adversely affected by a number of factors, such as: failing to provide a dynamic, high-quality learning automation and information intelligence offerings at competitive prices; the fees we charge to use our platform; taxes; our failure to facilitate new or enhanced offerings or features that our users value; the performance of our algorithms; our users not receiving timely and adequate support from us; negative perceptions of the trust and safety of our platform; negative associations with, or reduced awareness of, our brand; declines and inefficiencies in our marketing efforts; our efforts or failure or perceived failure to comply with regulatory requirements; or other factors we deem detrimental to our community. Events beyond our control, such as macroeconomic conditions and pandemics or other global health concerns, also may materially adversely impact our ability to attract and retain users.

In addition, if our platform is not easy to integrate into our customer’s various corporate systems, users have an unsatisfactory experience using our platform, the content provided by our platform is not displayed effectively, we are not effective in engaging users or we fail to provide a user experience in a manner that meets rapidly changing demand, we could fail to retain existing users, which could materially adversely affect our business, results of operations and financial condition.

A limited number of contracted customers represent a substantial portion of our revenue and ARR. If we fail to retain these contracted customers, our revenue and ARR could decline significantly.

We derive a substantial portion of our revenue and ARR from sales to our top five contracted customers, all of which are value added resellers (“VARs”). VARs develop solutions which integrate iLearningEngines and sell their solutions directly to their customers. As a result, our revenue and ARR could fluctuate materially and could be materially and disproportionately impacted by the purchasing decisions of these customers or any other significant future customer. Sales to our top five contracted customers accounted for approximately 74% of our revenue for the year ended December 31, 2022. Any of our significant contracted customers may decide to purchase less than they have in the past, may alter their purchasing patterns at any time with limited notice, or may decide not to continue to license our platform and products at all, any of which could cause our revenue and ARR to decline and adversely affect our financial condition and results of operations. If we do not further diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

Third parties with whom we do business may be unable to honor their obligations to us or their actions may put us at risk.

We rely on third parties, including our channel partners, for various aspects of our business, including deep technology collaborations, co-marketing, advertising partners and technology development agreements. Their actions may put our business, reputation and brand at risk. In many cases, third parties may be given access to sensitive and proprietary information or personal information in order to provide services and support to our teams or customers, and they may misappropriate and engage in unauthorized use of our information, technology or customers’ data. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our partners and may increase their propensity to engage in fraud or otherwise illegal activity which could harm our business reputation, and they may not be able to continue honoring their obligations to us, or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all and we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more business relationships, or experience a degradation of services, our business could be harmed and our financial results could be adversely affected.

We rely on a channel partner for key business development, administrative, operational and other functions that are important to our business. The loss of this service provider could materially and adversely affect our business, results of operations and financial condition.

One of our channel partners is involved in the performance of various functions relating to our business, such as sales, customer support, technology development and market development services, including but not limited to lead generation, business development and product demonstrations. If such channel partner were to cease to exist, to become a debtor in a bankruptcy or an insolvency proceeding or to seek relief under any debtor relief laws or to terminate its relationship with us, there could be delays in our ability to generate sales and perform other administrative and operational functions for which we are currently relying on such channel partner to provide, and we may not be able to promptly replace such channel partner with other different third-party service providers that have the ability to promptly provide the same services in the same manner and on the same economic terms. As a result of any such delay or inability to replace such channel partner, our ability to generate sales, support our technology and perform other business functions could suffer and our business, cash flows and future prospects may be negatively impacted.

In 2019, iLearningEngines entered a Master Agreement (“MA”) with a channel partner, which allows for quarterly netting of amounts collected by a channel partner from end-users, against the cost of a channel partner’s services rendered and billable to iLearningEngines. In 2020, entered into a subordination agreement with a channel partner, whereby the then net payable to a channel partner became subordinated to iLearningEngines’s term loan debt. As of December 31, 2022, the subordinated payable to a channel partner was $47.5 million.

Subsequent to the execution of the subordination agreement, iLearningEngines and a channel partner resumed quarterly netting of collections and the cost of services provided. As of December 31, 2022, iLearningEngines had a net receivable from a channel partner of $10.2 million.

If, in the future, we decide to perform business development, administrative, operational and other functions internally that we currently rely on third parties to perform, our business could be harmed by our limited experience and related capabilities.

In the future, for financial or operational purposes, we may elect to perform business development, administrative, operational and other functions internally. Our limited experience with such functions could lead to difficulties in our ability to generate sales, support our technology and perform other business functions in a timely and cost-effective manner. The occurrence of any of these events could harm our business.

Additionally, there are risks involved with establishing our own business development, administrative, operational and other capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay our commercial activities. Factors that may inhibit our efforts to develop and perform these functions on our own include, among other things, the inability to recruit and retain adequate numbers of effective personnel and unforeseen costs and expenses.

The markets in which we participate are competitive and, if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

Our platform and products provide automation solutions that our customers can integrate throughout their businesses. Accordingly, we compete with companies that provide learning and human capital management solutions and other related software as a service (“SaaS”). We also compete with companies that provide and support the traditional systems relying on manual tasks and processes that our platform and products are designed to replace, including companies that facilitate outsourcing of such tasks and processes to lower cost workers. Our customers may also internally develop their own automated solutions to address tasks particular to their business.

The automation market is a fast-growing enterprise software market and is increasingly competitive. With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense going forward. Additionally, open-source alternatives for automation that are offered at no cost may impact our ability to sell our products to certain customers who may prefer to rely on these tools. Our competitors may be able to respond more quickly to new or expanding technology, such as newly emerging generative AI technologies, and devote more resources to product development that we can. The speed of technological development may prove disruptive to some of our markets if we are unable to maintain the pace of innovation. Some of our actual and potential competitors have been acquired by other larger enterprises, have made or may make acquisitions, may enter into partnerships or other strategic relationships that may provide more comprehensive products than they individually had offered, or may achieve greater economies of scale than us. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. As we look to market and sell our products and platform capabilities to potential customers with existing internal solutions, we must convince their internal stakeholders that our products and platform capabilities are superior to their current solutions. If we fail to do so, our business, results of operations, and financial condition may be harmed.

If we fail to continue to differentiate our platform and products from those offered by our competitors, then our business, results of operations, and financial condition may be harmed.

We operate at the intersection of global AI, hyperautomation and global e-Learning. Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships and installed customer bases, larger marketing budgets, and greater resources than we do. Further, other potential competitors not currently offering competitive solutions may expand their product or service offerings to compete with our products and platform capabilities. If any of these potential competitors were to provide a learning automation and information intelligence offerings within their current service offerings as a single, integrated solution, our customers and potential customers may choose to adopt the integrated solution due to administrative ease or other factors that are outside our control. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and product offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our products and platform capabilities. In addition to product and technology competition, we face pricing competition. Some of our competitors offer their on-premises or SaaS solutions at a lower price, which has resulted in, and may continue to result in, pricing pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, which would harm our business, results of operations, and financial condition.

The success of our platform relies on the ability of our AI-enabled ecosystem to create broad solutions across corporate functions, and a failure to do so would adversely affect our business, financial condition, and results of operations.

We use proprietary AI and machine learning technology in an effort to maximize customer satisfaction and retention, as well as to optimize return on marketing expenses. Built to improve with data science, we have carefully designed algorithms to leverage growing scale by helping our users obtain efficiency-driven and targeted learning experiences as our user network expands. Successfully using our algorithms to customize learning experiences and optimize learning outcomes for our users is crucial to our continued success, as better learning outcomes can lead to more users, more data and, in turn, further improvements to our algorithms. Any failure to successfully operate or improve our algorithms or to develop other innovative proprietary technology could materially adversely affect our ability to maintain and expand our business. Diminished learning outcomes could lead to fewer users, which could in turn lead to less or lower quality data, which could affect our ability to improve our algorithms and maintain, market and scale our platform effectively. Additionally, there is increased governmental interest in regulating technology companies in areas including algorithm-based discrimination and AI. Any failure, or perceived failure, or negative consequences associated with our efforts to comply with any present or future laws or regulations in this area could subject us to claims, actions and other legal and regulatory proceedings, fines or other penalties and other enforcement actions and result in damage to our reputation and adversely affect our business, financial condition and operating results.

Unfavorable conditions in our industry or the global economy, or reductions in customers’ spending on learning automation, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the macroeconomic environment on us or our customers and potential customers. Negative macroeconomic conditions both in the U.S. and abroad may include conditions resulting from changes in gross domestic product growth; rising interest rates; labor shortages; supply chain disruptions; monetary supply shifts; inflationary pressures, including those caused by the recent strengthening of the U.S. dollar against certain foreign currencies in the markets in which we operate (particularly against the Indian Rupee); potential debt downgrade of the U.S. government’s credit rating as a result of recent U.S. debt ceiling and budget deficit concerns; financial and credit market fluctuations, recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures; international trade relations and/or the imposition of trade tariffs; political turmoil; natural catastrophes; regional or global outbreaks of contagious diseases such as COVID-19; and warfare and terrorist attacks on the U.S., Europe, Asia, India, Africa or elsewhere, including military actions affecting Russia, Ukraine or elsewhere. These negative macroeconomic conditions have caused and may continue to cause a decrease in business investments, including spending on learning solutions, and disruption of the timing and cadence of key industry and marketing events, and could materially and adversely affect the growth of our business and our results of operations. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions. As a result of these factors, our revenues may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. Any such volatility and disruptions may have material and adverse consequences on us, the third parties on whom we rely, or our customers. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material and adverse effect on our business, financial condition, or results of operations.

For example, these types of unfavorable conditions have in the past disrupted and could in the future disrupt the timing and attendance of key industry events, which we rely upon in part to generate sales of our products. If those events are disrupted in the future, our marketing investments, sales pipeline, and ability to generate new customers and sales of our products could be negatively and adversely affected. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products. Further, to the extent there is a general economic downturn and our platform are perceived by customers and potential customers as too costly or too difficult to deploy, our revenue may be disproportionately affected by delays or reductions in general learning spending. Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our maintenance and support offerings and related services.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity, or acts of civil or international hostility, are increasing. Similarly, the conflict between Russia and Ukraine has created volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Further, other events outside of our control, including natural disasters, climate change-related events, pandemics (such as the COVID-19 pandemic), or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel, and supply chains), loss of life, and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

Our projected financial information is subject to significant risks, assumptions, estimates and uncertainties. Our operating and financial result forecasts rely in large part upon assumptions and analyses developed internally. If these assumptions and analyses prove to be incorrect, our actual and expected operating results may differ materially from our expectations.

The projected financial information presented elsewhere in this proxy statement/prospectus are subject to significant risks, assumptions, estimates and uncertainties. As a result, New iLearningEngines’ projected revenues, gross margin and market share may differ materially from our current expectations and Arrowroot’s current expectations.

We operate in a rapidly evolving and highly competitive industry, and our projected financial information is subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty.

Additionally, its business is dependent on, among other things, expanding its relationships with our channel partners, brand protection and employee retention, many of which may be difficult to predict. This may result in decreased projected revenue levels, and we may be unable to adopt timely measures to compensate for any shortcomings in revenue and/or operating profitability. Should that occur, our operating results in a given period could be materially worse than forecasted.

If we fail to retain and motivate members of our management team or other key employees or to integrate new team members, fail to execute management transitions, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects could be harmed.

Our success and future growth depend largely upon the continued services of our executive officers, particularly, as well as our other key employees in the areas of research and development and sales and marketing. From time to time, there have been and may continue to be changes in our executive management team or other key employees resulting from the hiring or the departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead the Company, could harm our business. Any of these changes may not achieve our desired results. As we experience personnel turnover, we may experience some loss of internal knowledge from time to time. We also are dependent on the continued service of our existing software engineers because of the complexity of our products and platform capabilities.

In addition, competition for these personnel is intense, especially for engineers experienced in designing and developing AI, and machine learning applications, and experienced sales professionals. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Potential candidates may not perceive our compensation package, including our equity awards, as favorably as employees hired in the past given the recent volatility in the price of our common stock and in the public markets. In addition, our recruiting personnel, methodology, and approach has been and may in the future need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner.

Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may in the future attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. As some of our employees’ perception of our equity awards may decline from time to time due to the lower price of our common stock, if the common stock continues to experience significant volatility, or volatility increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Market adoption of automated learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.

Our future success will depend in part on the growth, if any, in the demand for online and AI learning solutions. While the COVID-19 pandemic caused an acceleration of the market for online and AI learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand/adoption and renewal for our platform, the rate at which existing customer expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if enterprises want to adopt online and AI learning solutions, it may take them a substantial amount of time and resources to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online and AI learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for online and AI learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

We may need to change the contract terms, including our pricing model, for our platform which in turn would impact our operating results.

We have limited experience with respect to determining the optimal prices and contract length for our platform, and as a result, we have in the past, and expect that we may in the future, need to change our pricing model or target contract length from time to time, which could impact our financial results. As the market for our learning automation and information intelligence offerings grows (if ever), as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. Pricing and contract length decisions may also impact the mix of adoption among our offerings and negatively impact our overall revenue. Moreover, competition may require us to make substantial price concessions or accept shorter contract durations. Our revenue and financial position may be adversely affected by any of the foregoing, and we may have increased difficulty achieving profitability.

We rely on our channel partners to generate a substantial amount of our revenue, and if we fail to expand and manage our distribution channels, our revenue could decline and our growth prospects could suffer.

Our success significantly depends upon maintaining and growing our relationships with a variety of channel partners, and we anticipate that we will continue to depend on these partners in order to grow our business. Our channel partners enable us to extend our local and global reach, in particular with smaller customers and in geographies and industry verticals where we have less direct sales presence. For fiscal years 2022, 2021, and 2020, we derived a substantial amount of our revenue from sales through channel partners, and we expect to continue to derive a substantial amount of our revenue from channel partners in future periods.

Our agreements with our channel partners are generally non-exclusive and do not prohibit them from working with our competitors or offering competing products, and many of our channel partners may have more established relationships with our competitors. If our channel partners choose to place greater emphasis on products of their own or those offered by our competitors, do not effectively market and sell our products, or fail to meet the needs of our customers, then our ability to grow our business and sell our products may be adversely affected. In addition, the loss of one or more of our larger channel partners, who may cease marketing our products with limited or no notice, and our possible inability to replace them, could adversely affect our sales. Moreover, our ability to expand our distribution channels depends in part on our ability to educate our channel partners about our platform and products, which can be complex. Our failure to recruit additional channel partners, or any reduction or delay in their sales of our products or conflicts between channel sales and our direct sales and marketing activities may harm our results of operations. Even if we are successful, these relationships may not result in greater customer usage of our products or increased revenue. We also bear the risk that our channel partners will fail to comply with U.S. or international anti-corruption or anti-competition laws, in which case we might be fined or otherwise penalized as a result of the agency relationship with such partners.

In addition, the financial health of our channel partners and our continuing relationships with them are important to our success. Some of these channel partners may be unable to withstand adverse changes in economic conditions, which could result in insolvency and/or the inability of such distributors to obtain credit to finance purchases of our products and services, which could negatively impact our future financial performance. In addition, weakness in the end-user market could negatively affect the cash flows of our channel partners who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure. Our business could be harmed if the financial condition of some of these channel partners substantially weakened and we were unable to timely secure replacement channel partners.

If we and our channel partners or VARs fail to provide sufficient high-quality consulting, training, support, and maintenance resources to enable our customers to realize significant business value from our platform, we may see a decrease in customer adoption of our platform.

Our customers sometimes request consulting and training to assist them in integrating our platform into their business, and rely on our customer support personnel to resolve issues and realize the full benefits that our platform provides. As a result, an increase in the number of customers is likely to increase demand for consulting, training, support, and maintenance related to our products. Given that our customer base and products continue to grow, we will need to provide our customers with more consulting, training, support, and maintenance to enable them to realize significant business value from our platform. We rely on our ecosystem of partners that build, train, and certify skills on our technology, as well as deploy our technology on behalf of their customers. We have been increasing our channel partner and customer enablement training initiatives designed to create an ecosystem of people that are skilled in the use and integration of our platform in business operations. However, if we and our channel partners or VARs are unable to provide sufficient high-quality consulting, training, integration, and maintenance resources, our customers may not effectively integrate our learning automation and information intelligence offerings into their business or realize sufficient business value from our products to justify follow-on sales, which could impact our future financial performance. Additionally, if our channel partners or VARs fail to perform or if any of our channel partners suffer reputational or brand harm, our customers may choose to not rely on our channel partners or VARs for consulting, training, integration, and maintenance resources. Finally, the investments required to meet the increased demand for our consulting services could strain our ability to deliver our consulting engagements at desired levels of profitability, thereby impacting our overall profitability and financial results.

If we are not able to introduce new features or services successfully and to make enhancements to our platform or products, our business and results of operations could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our platform and to introduce new features and services. To grow our business and remain competitive, we must continue to enhance our platform with features that reflect the constantly evolving nature of automation and AI technology and our customers’ evolving needs. The success of new products, enhancements, and developments depends on several factors including, but not limited to: our anticipation of market changes and demands for product features, including successful product design and timely product introduction, sufficient customer demand, cost effectiveness in our product development efforts, and the proliferation of new technologies that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently, or more securely. In addition, because our platform is designed to operate with a variety of systems, applications, data, and devices, we will need to continuously modify and enhance our platform to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and solutions to our platform will increase our research and development expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features, enhance our software, or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.

If we cannot introduce new services or enhance our existing services to keep pace with changes in our customers’ deployment strategies, we may not be able to attract new customers, retain existing customers, and expand their use of our software or secure renewal contracts, which are important for the future of our business.

We target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

Our enterprise sales force focuses on sales to educational institutions and to large enterprise, organizational, and government agency customers. As of September 30, 2023, we had four contracted customers with ARR of $40 million or more, which accounted for approximately 19.9%, 16.5%, 12.1% and 11.8% of our revenue, respectively, for the period then ended. As of September 30, 2022, we had four contracted customers with ARR of $40 million or more, which accounted for approximately 17.2%, 16.9%, 15.0% and 14.6% of our revenue, respectively, for the period then ended. See the section titled “iLearningEngines’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Metrics” for a description of ARR. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements (and higher contractual risk as a result), substantial upfront sales costs, less favorable terms, and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our solution and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our learning automation and information intelligence offerings and products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete and requiring greater organizational resources. Moreover, large enterprise customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

If our marketing strategies fail to lead to customers purchasing paid licenses, our ability to grow our revenue will be adversely affected.

Our principal marketing programs include webinars, roadshows, exhibitions and events that we sponsor, cooperative marketing efforts with channel partners, and use of our website. To encourage awareness, use, familiarity, and adoption of our platform and products, we offer sales proofs of concept to prospective customers. To the extent that users do not become or we are unable to successfully attract paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

Real or perceived errors, failures, or bugs in our platform and products could adversely affect our business, results of operations, financial condition, and growth prospects.

Our platform and products are complex. Undetected errors, failures, or bugs have occurred in our platform and products in the past and may occur in the future. Our platform and products are used throughout our customers’ business environments and with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment, and networking configurations, which may cause errors or failures in the business environment into which our platform and products are deployed. This diversity of applications increases the likelihood of errors or failures in those business environments. Despite testing by us, real or perceived errors, failures, or bugs may not be found until our customers use our platform and products. In addition, use of our platform in complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in integrations. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released to organizations on our platform. Such failures or bugs can cause reputational damage, and in some cases can affect our revenue due to the impact of service level commitments that we offer to our customers, as described below.

Our platform and products also empower our customers to develop their own use cases for our learning automation and information intelligence offerings and products. We cannot guarantee that these user-developed platform and products will be effective or that they do not include errors, failures, or bugs that then may be attributed, correctly or not, to our underlying technologies. For instance, our customers may use our products in a manner in which they were not intended and that could cause our platform or products to be implicated in any resulting errors or failures. Real or perceived errors, failures, or bugs in our platform and products could result in negative publicity, loss of or delay in market acceptance of our platform and products, regulatory investigations and enforcement actions, harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them, or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures, or bugs in our platform or products could also impair our ability to attract new customers, retain existing customers, or expand their use of our software, which would adversely affect our business, results of operations, and financial condition.

Incorrect or improper implementation or use of our platform and products could result in customer dissatisfaction and harm our business, results of operations, financial condition, and growth prospects.

Our learning automation and information intelligence offerings and products and related services are designed to be deployed in a wide variety of technology environments, including in large-scale, complex technology environments across a wide range of use cases. We believe our future success will depend, at least in part, on our ability and the ability of our channel partners to support such deployments. Implementations of our platform may be technically complicated and it may not be easy to maximize the value of our platform without proper implementation and training. If our customers are unable to implement our platform successfully, or in a timely manner, or if our customers perceive that the implementation of our platform is too complex or time consuming, customer perceptions of us and our platform may be impaired, our reputation and brand may suffer, and customers may choose not to renew their licenses or increase their purchases of our related services.

We regularly train our customers and channel partners in the proper use of and the variety of benefits that can be derived from our learning automation and information intelligence offerings and products to maximize their potential. We and our channel partners often work with our customers to achieve successful implementations, particularly for large, complex deployments. Our failure or the failure of our channel partners to train customers on how to efficiently and effectively deploy and use our platform and products, or our failure or the failure of our channel partners to provide effective support or professional services to our customers, whether actual or perceived, may result in negative publicity or legal actions against us. Also, as we continue to expand our customer base, any actual or perceived failure by us or our channel partners to properly provide these services will likely result in lost opportunities for follow-on sales of our related services.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•        fluctuations in demand for or pricing of our platform and products;

•        fluctuations in usage of our platform and products;

•        fluctuations in our mix of revenue from licenses and service arrangements;

•        our ability to attract new customers;

•        our ability to retain our existing customers;

•        customer expansion rates and the pricing and quantity of licenses renewed;

•        fluctuations in mix of revenue, cost of revenue, and gross margin from sales directly to end customers and/or through channel partners including our strategic alliances;

•        timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers;

•        seasonality;

•        the investment in new products and features relative to investments in our existing infrastructure and products;

•        the timing of customer purchases;

•        fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

•        changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•        our ability to control costs, including our operating expenses;

•        the amount and timing of payment for operating expenses, particularly sales and marketing and research and development expenses, including commissions;

•        the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

•        the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

•        the effects of acquisitions and their integration;

•        general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•        the impact of new accounting pronouncements;

•        changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

•        changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

•        significant security breaches of, technical difficulties with, or interruptions to the delivery and use of our products and platform capabilities.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly or annual results of operations fall below the expectations of investors or securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face lawsuits that are costly and may divert management’s attention, including securities class action suits.

If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

We have estimated the size of our addressable market opportunity based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties’ projections, assumptions, and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If such third-party or internally generated data prove to be inaccurate or we make errors in our projections, assumptions, or estimates based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our addressable target market opportunity and/or our future growth rate may be less than we currently estimate. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our addressable target market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and products and those of our competitors. Even if our target market meets our size estimates, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in expanding our international operations, continuing to expand the use of our products by our customers and otherwise implementing our business strategy, which are subject to many risks and uncertainties. Accordingly, the information regarding the size of our addressable market opportunity included in this prospectus should not be taken as indicative of our future growth.

We may require additional capital to support the growth of our business, and this capital may not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through debt financings, customer payments and net proceeds from sales of equity securities. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations, our planned investments, or the growth of our business. Following the Closing, we plan to focus on growing our business to take advantage of our market opportunities. While growth remains important, we are also focused on the path to profitability. Our planned investments to drive growth may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. The effects of the disruptions to and volatility in the credit and financial markets in the U.S. and worldwide from geopolitical and macroeconomic events, including the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine conflict and related sanctions, recent bank failures and heightened liquidity concerns at certain banks and financial institutions, could limit our access to financing and increase our costs of borrowing.

If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, results of operations, and financial condition. If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any future debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may suffer.

We believe that maintenance and enhancement of the iLearningEngines brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successful maintenance and enhancement of our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to show that our products improve efficiency for our customers while improving engagement and satisfaction of their employees, our ability to continue to develop new functionality and use cases, our ability to successfully differentiate our products and platform capabilities from competitive products, and our ability to adequately obtain and protect our trademarks and trade names. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.

Our ability to maintain and enhance our brand may also be subject to factors that are outside of our control. For instance, media stories regarding the potential effects on employment of automation, AI and technologies that replace traditional, human-driven systems are commonplace. Unfavorable publicity regarding the impact automation and AI may have on unemployment could harm our brand and reputation, even if unrelated to our products. Such negative publicity could also reduce the potential demand and size of the market for our products and decrease our revenue.

We may not be able to protect all of our registered or unregistered trademarks or trade names relevant to our brand and our rights may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. If we are unable to protect our rights in these trademarks and trade names, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we fail to successfully promote and maintain our brand, our business, financial condition, and results of operations may suffer.

If we are unable to ensure that our platform integrates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our results of operations may be harmed.

We need to continuously modify and enhance our platform to adapt to changes in hardware, software, and browser technologies. In particular, we have developed our platform to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of Application Programming Interface (“APIs”). In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:

•        modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other application developers;

•        changes how information is accessed by us or our customers; or

•        develops or otherwise favors its own competitive offerings over our platform.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, our business, results of operations, and financial condition would be harmed.

In addition, our platform interoperates with servers and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our platform with such third-party services, as well as cloud-enabled hardware, software, networking, browsers, database technologies, external open sources and protocols that we do not control. The loss of interoperability, whether due to actions of third parties or otherwise, and any changes in technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in ensuring that our platform operate effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for customers to access and use our platform, our business, results of operations, and financial condition may be harmed.

If we cannot maintain our corporate culture as we grow, our success and our business and competitive position may be harmed.

Our success is supported and progressed by the passionate team we have assembled. We believe our culture has been a key contributor to our success to date and that the critical nature of the technology that we develop promotes a sense of greater purpose and fulfillment in our employees. As we continue to hire more employees to keep pace with our growth, it may become more difficult for us to find employees that exhibit these values or to instill them in our new employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and our ability to effectively focus on and pursue our corporate objectives. As we grow and develop our corporate infrastructure, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

Our growth strategy relies in part on making accretive strategic investments. Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our services and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Additionally, these transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition, and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

Our business, financial condition, results of operations, or cash flows could be significantly hindered by the occurrence of a natural disaster, military action, terrorist attack, or other catastrophic event.

Our business operations may be susceptible to outages due to fire, floods, unusual weather conditions, power loss, telecommunications failures, military actions, terrorist attacks, and other events beyond our control. Natural disasters including tornados, hurricanes, floods, and earthquakes may damage the facilities of our customers or those of their suppliers or retailers or their other operations, which could lead to reduced revenue for our customers and thus reduced spending on our platform and products. In addition, a substantial portion of our revenue is derived through channel partners with operations in India and the United Arab Emirates. To the extent that fire, floods, unusual weather conditions, power loss, telecommunications failures, military actions, terrorist attacks, and other events beyond our control materially impacts our ability to operate those offices, it may have a material impact on our business operations as a whole.

To the extent that such events disrupt our business or the business of our current or prospective customers, or adversely impact our reputation, such events could adversely affect our business, financial condition, results of operations, and cash flows.

Any future litigation against us could be costly and time-consuming to defend.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition, and results of operations.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for potential losses, including those arising from intellectual property or data protection claims.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation, or other violation of intellectual property rights, breaches of data protection obligations, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, or platform, our acts or omissions under such agreements, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition, and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services, and adversely affect our business, financial condition, and results of operations. In addition, although we carry general liability and cybersecurity insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Our outstanding indebtedness could adversely affect our financial condition and our ability to operate our business and pursue our business strategies and we may not be able to generate sufficient cash flows to meet our debt service obligations.

As of September 30, 2023, we had $16.7 million in principal amount of loans outstanding under our 2020 Term Loans and 2021 Term Loans. See the section of this proxy statement/prospectus titled “iLearningEngines Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facilities” for more information. Although we expect to use the proceeds from the Business Combination to pay down part of our loans, we will continue to have certain indebtedness. See “The Business Combination — Sources and Uses of Funds.” In addition, subject to certain restrictions under our 2020 Term Loans and 2021 Term Loans, we may incur additional debt.

Our debt could have important consequences to you, including the following:

•        it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

•        our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•        a portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other general corporate purposes;

•        our increased vulnerability to economic downturns and adverse industry conditions;

•        our flexibility to plan for, or react to, changes in our business or industry;

•        our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our level of debt; and

•        our ability to borrow additional funds or to refinance debt may be limited.

Restrictions imposed by our outstanding indebtedness may limit our ability to operate our business, execute our growth strategy, and to finance our future operations or capital needs or to engage in other business activities.

These covenants restrict our ability, among other things, to:

•        incur additional debt;

•        grant liens on assets;

•        sell or dispose of assets;

•        merge with or acquire other companies, or make other investments;

•        liquidate or dissolve ourselves; engage in businesses that are not in a related line of business; or

•        pay dividends or make other distribution

Any breach of any of the covenants in the 2020 Term Loans and 2021 Term Loans that is not otherwise waived or cured within the applicable cure period could result in an event of default, which could trigger acceleration of our indebtedness and may result in the acceleration of or default under other debt we may incur in the future, which could have a material adverse effect on our business, results of operations and financial condition. In the event of such event of default under our 2020 Term Loans and 2021 Term Loans, the applicable lenders could elect to terminate their commitments and declare all outstanding loans, together with accrued and unpaid interest and any fees and other obligations, to be due and payable, and/or exercise their rights and remedies under the loan documents governing our 2020 Term Loans and 2021 Term Loans or any applicable law. Our obligations under the 2020 Term Loans and 2021 Term Loans are secured by substantially all of our assets.

If we were unable to repay or otherwise refinance these loans when due, the applicable lenders could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our loans, we and our subsidiaries may not have sufficient assets to repay such indebtedness. Any acceleration of amounts due under our 2020 Term Loans and 2021 Term Loans or the exercise by the applicable lenders of their rights and remedies would likely have a material adverse effect on our business.

As a result of these restrictions, we may be:

•        limited in how we conduct our business;

•        unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•        unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in such event, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Unfavorable media coverage could materially adversely affect our business, brand image or reputation.

Unfavorable publicity or media reports regarding us, our privacy practices, our social media activities, data security compromises or breaches, product changes, product or service quality or features, litigation or regulatory activity or regarding the actions of our partners, our users, our employees or other companies in our industry, could materially adversely affect our brand image or reputation, regardless of the veracity of such publicity or media reports. If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our user base, resulting in decreased revenue, fewer installations of our platform (or increased installations of our platform), or slower user growth rates. Damage to our brand or reputation could also adversely affect the willingness of educational institutions and enterprise partners to utilize our product and platform, which in turn could slow the growth of, or reduce, our revenue. In addition, if securities analysts or investors perceive any media coverage of us to be negative, the price of our common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We rely on data sets from our customers. If we are not able to acquire or utilize such data sets, or regulations limit us from doing so, our business, financial condition, and results of operations could be adversely affected.

Our platform currently relies on data sets from our channel partners and customers, as well as our proprietary AI, data and machine learning algorithms, to optimize our automation product. For example, we have invested more than $152 million to purchase proprietary datasets to date to train our model, and we plan to continue purchasing strategic datasets in the future. Our channel partners and customers may impose restrictions on our use of such data, increase the price they charge us for this data, refuse altogether to license the data to us or license the data to our competitors. If we are unable to use the data from any of our channel partners and customers, our business, financial condition and our results of operations could be materially adversely affected.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

We currently operate internationally, and a component of our growth strategy involves the further expansion of our operations and customer base internationally. Customers outside the United States generated 66%, 81% and 84% of our revenue as of December 31, 2022, 2021 and 2020, respectively. Beyond the United States, we have operational presence internationally, including, among others, in India and the United Arab Emirates. We are continuing to adapt to and develop strategies to further address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans.

As of August 2023, we had 92 full-time employees and 407 contract employees globally, which can either be provided by our channel partners or contracted directly with iLearningEngines. While our headquarters is in Bethesda, Maryland, our workforce is currently remote-first. This allows us to find the right talent to serve our users, regardless of location. In the United States, we have concentrations of employees in Alaska, Connecticut, Illinois, Maryland, Oklahoma, Texas and Virginia, which allows our employees a mix of in-person and remote work. This approach continues to be an asset in our recruiting efforts, especially as other companies begin to require employees to return to the office or take reductions in pay. Our non-US based employees are located in Australia, India, the United Kingdom and the United Arab Emirates. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

•        slower than anticipated availability and adoption of our platform and products by international businesses;

•        changes in a specific country’s or region’s political, regulatory, or economic conditions;

•        the need to adapt and localize our products for specific countries;

•        greater difficulty collecting accounts receivable and longer payment cycles;

•        potential changes in trade relations, regulations, or laws;

•        unexpected changes in laws, regulatory requirements, or tax laws;

•        more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•        differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•        challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

•        difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

•        increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

•        currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•        limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•        laws and business practices favoring local competitors or general market preferences for local vendors;

•        limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

•        political instability or terrorist activities;

•        an outbreak of a contagious disease, which may cause us or our third-party providers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

•        exposure to liabilities under anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (“FCPA”), U.S. bribery laws, the United Kingdom Bribery Act, and similar laws and regulations in other jurisdictions;

•        exposure to anti-competition laws in foreign jurisdictions that may conflict with or be more restrictive than similar U.S. anti-competition laws; and

•        adverse changes to domestic and foreign tax law and the burdens of foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Risks Related to Data Privacy and Cybersecurity

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, access, generate, transfer, store, disclose, share, make accessible, protect, secure, dispose of, use, and otherwise process general personal data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, codes, regulations, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the U.S., federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). The California Consumer Privacy Act (“CCPA”) applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosure in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020, which became operative on January 1, 2023, expanded the CCPA’s requirements to apply to personal information of business representatives and employees and established a new regulatory agency to implement and enforce the law.

Other states, such as Virginia, Colorado, Utah and Connecticut, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally regulations promulgated pursuant to the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act or, collectively, HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical, and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. These obligations may be applicable to some or all of our business activities now or in the future.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts, including HIPAA-required business associate agreements. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. The U.S. Department of Health and Human Services enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced, or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures, and systems.

Outside of the U.S., an increasing number of laws, regulations, and industry standards apply to data privacy and security. The EU General Data Protection Regulation (“GDPR”) and the U.K. GDPR impose strict requirements for processing personal data. Under the GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized by law to represent their interest. We also target customers in Asia and have operations in India and Australia and are subject to new and emerging data privacy regimes in Asia. In addition, privacy advocates and industry groups have proposed, and may propose, standards with which we are legally or contractually bound to comply.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EEA that the European Commission does not consider providing an adequate level of data privacy and security, such as the U.S. The European Commission released a set of Standard Contractual Clauses (“SCCs”) that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. In addition, the EU-U.S. Data Privacy Framework (“Data Privacy Framework”) that went into effect in July 2023 allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework are valid transfer mechanism. Currently, the SCCs or certification under the Data Privacy Framework are valid mechanisms to transfer personal data outside of the EEA, but there exists some uncertainty regarding whether they will remain valid mechanisms, since they are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

If we cannot implement a valid compliance mechanism for cross-border data transfers to countries, such as the U.K., we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from the U.K. or other foreign jurisdictions. The inability to import personal data to the U.S. could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws, by or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

The privacy of children’s personal data collected online is also becoming increasingly scrutinized both in the United States and internationally. For example, the United Kingdom’s Age Appropriate Design Code, or AADC, and incoming Online Safety Bill, focuses on online safety and protection of children’s privacy online. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act, or COPPA. COPPA applies to operators or co-operators of commercial websites and online services directed to US children under the age of 13 that collect personal information from children and operators of general audience sites with actual knowledge that they are collecting information from US children under the age of 13. Our platform is aimed at a general audience, and any information that we might collect from third party business partners about any data subjects under the age of 13 would be de-identified. There may be situations, however, where despite the de-identification, we could be alleged to be collecting personal information from children or that we are a co-operator under COPPA.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Use and development of AI and machine learning systems is also an area of developing laws, rules, and regulations. Our employees and personnel may use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We use AI/machine learning to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/machine learning, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

Our business model materially depends on our ability to process user engagement data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable laws, regulations, or contractual obligations (including as a result of a data breach or similar incident) could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, interruptions or stoppages of data collection needed to train our algorithms); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI/machine learning. For example, European regulators have proposed a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/machine learning. These obligations may make it harder for us to conduct our business using AI/machine learning, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/machine learning, or prevent or limit our use of AI/machine learning. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/machine learning where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/machine learning or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Additionally, we maintain privacy policies and other documentation regarding our processing of personal data. Although we endeavor to comply with our privacy policies and other data protection obligations, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers, or vendors fail to comply with our policies and documentation. Such failures can subject us to potential foreign, federal, state, and local action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with privacy policies and other data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. We are also bound by contractual obligations related to data privacy and security (including related to industry standards), and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Additionally, some of our customer contracts require us to host personal data locally.

We may in the future receive inquiries from or be subject to investigations by data protection authorities regarding, among other things, our privacy, data protection, and information security practices. Any such investigations could impact our brand reputation, subject us to monetary remedies and costs, interrupt or require us to change our business practices, divert resources and the attention of management from our business, or subject us to other remedies that adversely affect our business.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we may process proprietary, confidential, and sensitive data, including personal data, intellectual property, and trade secrets. We may rely on third-party service providers, sub-processors, and technologies to operate critical business systems to process sensitive information in a variety of contexts, including without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties. If any of our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as employee theft or misuse), and sophisticated nation-state and nation-state supported actors. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, and other similar threats. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third-party service providers upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our goods and services.

Ransomware attacks have become increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products/services) or the third- party information technology systems that support us and our services.

Our platform is embedded into the systems and workflows on customer infrastructure and rely on cloud security management from the client or channel partner who is directly using cloud provider services and third-party tools and, as a result, if our solutions are compromised, the client or channel partner could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit, and in public locations. Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program. Any of the previously identified or similar threats could cause a security incident or other interruption, which could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our platform.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. While we take steps to detect and remediate vulnerabilities, we may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems (including our products), our efforts may not be successful. These vulnerabilities may pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our platform and products, deter new customers from using our platform and products, and negatively impact our ability to grow and operate our business. A security breach may cause us to breach customer contracts. Our contracts may not contain limitations of liability, and even when they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that the limitations of liability or disclaimers in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages, and in some cases our customer agreements do not limit our remediation costs or liability with respect to data breaches.

Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our platform, systems, networks, or physical facilities, or those of our vendors, could result in litigation with our customers or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our products and/or platforms capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur and the confidentiality, integrity, or availability of personal information was disrupted, we could incur significant liability or our platform, systems, or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.

We may not have adequate insurance coverage for security incidents or breaches. The successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements) could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Risks Related to Regulatory Compliance and Governmental Matters

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and noncompliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, the United Kingdom Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Due to the international scope of our operations, we must comply with these laws in each jurisdiction where we operate. Additionally, many anti-bribery and anti-corruption laws, including the FCPA, have long-arm statutes that can expand the applicability of these laws to our operations worldwide. Accordingly, we must incur significant operational costs to support our ongoing compliance with anti-bribery and anti-corruption laws at all levels of our business. If we fail to comply with these laws, we may be subject to significant penalties. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Sales to highly regulated organizations are subject to a number of challenges and risks.

We currently sell to customers in highly regulated industries such as insurance, healthcare and education. Sales to such customers are subject to a number of challenges and risks. Selling to such customers can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. These current and prospective customers may also be required to comply with stringent regulations in connection with purchasing and implementing our platform and products or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, regulatory agencies may impose requirements on third-party vendors generally, or our company in particular, that we may not be able to or may not choose to meet. In addition, customers in these highly regulated industries often have a right to conduct audits of our systems, products, and practices. In the event that one or more customers determine that some aspect of our business does not meet regulatory requirements, we may be limited in our ability to continue or expand our business. In addition, if our platform and products do not meet the standards of new or existing regulations, we may be in breach of our contracts with these customers, allowing them to terminate their agreements.

These customers may also be subject to a rapidly evolving regulatory framework that may impact their ability to use our platform and products. Moreover, changes in the underlying statutory and regulatory conditions that affect these types of customers could harm our ability to efficiently provide them access to our platform and to grow or maintain our customer base. If we are unable to enhance our platform and products to keep pace with evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations could be adversely affected.

Further, highly regulated entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers, including preferential pricing or “most favored nation” terms and conditions or contract provisions that are otherwise time-consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to significant liability from our customers or regulators. Even if we do meet these special standards or requirements, the additional costs associated with providing our platform to government and highly regulated customers could harm our results of operations.

Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition, and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our business activities are subject to various export, import, and trade and economic sanction laws and regulations, including, among others, the U.S. Export Administration Regulations, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, and economic and trade sanctions regulations maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which we refer to collectively as “Trade Controls.” Trade Controls may prohibit or restrict the sale or supply of certain products, including encryption items and other technology, and services to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions.

While we have implemented controls designed to promote and achieve compliance with applicable Trade Controls, our platform and products may have been provided in the past, and could in the future, be provided in violation of such laws, despite the precautions we take. Any failure to comply with applicable Trade Controls may materially affect us through reputational harm, as well as other negative consequences, including government investigations and penalties. Accordingly, we must incur significant operational costs to support our ongoing compliance with Trade Controls at all levels of our business.

Also, various countries in addition to the U.S. have enacted Trade Controls that could limit our ability to distribute our platform and products or could limit our customers’ ability to implement our platform and products in those countries. Changes in our platform or products or future changes in Trade Controls may create delays in the introduction of our platform and products in international markets or, in some cases, prevent the export or import of our platform and products to certain countries, governments, or persons altogether. Any change in Trade Controls could result in decreased use of our platform and products by, or decrease in our ability to export or sell our platform and products to, existing or potential customers. Any decreased use of our platform or products or limitation on our ability to export or sell our platform and products would adversely affect our business, results of operations, and growth prospects.

The evolving geopolitical situation in Ukraine has resulted in Trade Controls being implemented by the U.S., the United Kingdom, the EU, Australia, and Japan and other countries against officials, individuals, entities, regions, and industries in Russia, Ukraine, and Belarus, as well as counter sanctions by Russia. Such Trade Controls and any further restrictions that may be promulgated by relevant governmental authorities could adversely affect our business.

Risks Related to Our Intellectual Property

Any failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary technology, know-how, and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate. We may not be able to protect our intellectual property rights if, for example, we are unable to enforce our rights against infringement or misappropriation, or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology, or develop and commercialize substantially identical products, services, or technologies and our business, financial condition, results of operations, or prospects may be harmed.

In addition, defending our intellectual property rights may entail significant expense. Any patent, trademark, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes and proceedings or litigation, both in the U.S. and abroad. Moreover, there can be no assurance that our future patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not be sufficiently broad to protect our proprietary technologies, may not provide us with competitive advantages, or may be successfully challenged by third parties. The U.S. Patent and Trademark Office and various foreign governmental patent and trademark agencies also require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent and trademark application process and after a patent or trademark registration has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent, patent application, or trademark filing, resulting in partial or complete loss of patent or trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market.

Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our brands, products, and platform capabilities, and use information that we regard as proprietary to create brands and products that compete with ours. Effective intellectual property protection may not be available to us or commercially feasible in every country in which our products are available. Further, intellectual property law, including statutory and case law, particularly in the U.S., is constantly developing, and any changes in the law could make it harder for us to enforce our rights. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or adopt trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, as noted below, litigation or other actions may be necessary to protect or enforce our intellectual property rights against infringement or misappropriation. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak or inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating our intellectual property rights. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights, and we may be required to spend significant resources to monitor and protect those rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property.

Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights and if such defenses, counterclaims, or countersuits were successful, we could lose valuable intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our future patents, future patent applications, and trademark filings at risk of being invalidated, not issued, or cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, which could have a substantial adverse effect on the price of our common stock or our reputation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and platform capabilities, impair the functionality of our products and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, and other third parties, including suppliers and other partners. However, we cannot guarantee that we have sufficient contractual protections in place with each party that has or may have had access to our proprietary information, know-how, and trade secrets. Similarly, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach. For example, past employees have sought to misappropriate source code relevant to certain of our products. While we have taken steps to enjoin misappropriation that we are aware of, such steps may not ultimately be successful and we may not be aware of all such misappropriation. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, the assignment of intellectual property rights from our employees and contractors may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

We use open-source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open-source software in our products and we expect to continue to incorporate open-source software into our products in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and to avoid using the open source software in a manner that would put our valuable proprietary source code at risk, we cannot ensure that we have not incorporated additional open source software in our products in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. This could result in us losing revenue, allow our competitors to create similar offering with lower development costs and ultimately result in a loss of our competitive advantages. Furthermore, if we were to receive a claim of non-compliance with the terms of any of our open source licenses, we may be required to publicly release certain portions of our proprietary source code or expend substantial time and resources to re-engineer some or all of our software, which may divert resources away from our product development efforts and, as a result, adversely affect our business. In addition, we could be required to seek licenses from third parties to continue offering our products for certain uses, or cease offering the products associated with such software, which may be very costly.

From time to time, there have been claims challenging the ownership rights in open-source software against companies that incorporate it into their products and the licensors of such open-source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition, and results of operations, or require us to devote additional research and development resources to change our products.

In addition, our use of open-source software may present greater risks than use of other third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our business operations depend upon the successful and secure operation of open-source software, any undetected errors or defects in open-source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our systems. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

If we cannot license rights to use technologies on reasonable terms, we may be unable to license rights that are critical to our business.

In the future we may identify additional third-party intellectual property that we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These more established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses were available, we might be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. If we are unable to enter into the necessary licenses on acceptable terms or at all, it could adversely impact our business, financial condition, and results of operations.

We may become subject to intellectual property claims from third parties, which may subject us to significant liability, increased costs, and impede our ability to operate our business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services, or intellectual property are infringing, misappropriating, or violating third party intellectual property rights. Additionally, the technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights, and third parties have brought such claims against us and may bring additional claims against us in the future. We expect that the occurrence of infringement claims is likely to grow as the market for our products grows.

Lawsuits are time-consuming and expensive to resolve, and they divert management’s time and attention, and our technologies or intellectual property may not be able to withstand third party claims against their use. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•        cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

•        make substantial payments for legal fees, settlement payments or other costs or damages;

•        obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•        redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a substantial adverse effect on the price of our common stock or our reputation.

Risks Related to Tax and Accounting Matters

Our corporate structure and intercompany arrangements cause us to be subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our international operations and personnel have rapidly expanded to support our business in numerous international markets. We generally conduct our international operations through directly or indirectly wholly-owned subsidiaries, and we are or may be required to report our taxable income in various jurisdictions worldwide with increasingly complex tax laws based upon our business operations in those jurisdictions. Our intercompany relationships and agreements are subject to complex transfer pricing regulations administered by tax authorities in various jurisdictions with potentially divergent tax laws. Tax authorities may disagree with tax positions that we have taken. For example, the U.S. Internal Revenue Service (the “IRS”) or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property in connection with our intercompany research and development cost sharing arrangement and legal structure.

The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the U.S., to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing and could impose additional tax, interest, and penalties. In addition, the authorities could claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such contingencies. Furthermore, we are subject to periodic audits in the various jurisdictions in which we operate, which if determined aversely could have an adverse impact on our financial conditions.

Changes in tax laws or tax rulings could materially affect our financial condition, results of operations, and cash flows.

The tax regimes that we are subject to or operate under, including income and non-income taxes, may be subject to significant change or differing interpretations. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial condition and results of operations, possibly on a retroactive basis, and we must monitor such changes closely. For example, the Tax Cuts and Jobs Act (the “TCJA”) enacted in 2017, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Inflation Reduction Act enacted in 2022 (the “IRA”) made many significant changes to U.S. tax laws. In particular, the IRA imposes a 15% minimum tax on the book income of certain large corporations as well as a 1% excise tax on certain corporate stock repurchases. Further, effective January 1, 2022, the TCJA eliminated the option to deduct research and development expenses for tax purposes in the year incurred, and instead requires taxpayers to capitalize and subsequently amortize such expenses over five years for research activities conducted in the U.S. and over 15 years for research activities conducted outside the U.S. Although there have been legislative proposals to repeal or defer the capitalization requirement to later years, there can be no assurance that the provision will be repealed or otherwise modified. Future guidance from the IRS and other tax authorities with respect to any existing or new laws may affect us, and certain aspects of such laws could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states in the U.S. will conform to U.S. federal tax laws.

In addition, the OECD has been working on a BEPS Project and issued a report in 2015, an interim report in 2018, and has issued additional guidelines, model rules, and final proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. In particular, the OECD is coordinating the implementation of rules to be adopted from 2023 for taxing the digital economy, specifically with respect to nexus and profit allocation (“Pillar One”), and for a global minimum tax (“Pillar Two”). While these and other BEPS initiatives are in the final stages of approval and/or implementation, we cannot predict their outcome or what potential impact they may have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation.

Additionally, the European Commission and several countries have issued (and continue to issue) proposals that could change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue or online sale. For example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business (subject to any scaling back or withdrawal of such proposals or enactments following the implementation of Pillar One and Pillar Two and/or the introduction of mechanisms to avoid double taxation currently being assessed).

Changes to the taxation of our activities, the realization of losses and other deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses could increase our effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the U.S. and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

•        changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•        changes in tax laws, tax treaties, and regulations or the interpretation of them;

•        changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•        the outcome of current and future tax audits, examinations, or administrative appeals;

•        changes international tax frameworks; and

•        the effects of acquisitions.

Any of these developments could adversely affect our results of operations.

Our business may be subject to sales and other taxes.

The application of indirect taxes, such as sales and use taxes, value-added taxes, provincial taxes, goods and services taxes, business taxes, digital service taxes, and gross receipt taxes to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and could change. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more U.S. states, the federal government, or foreign jurisdictions may seek to impose additional reporting, recordkeeping, or indirect tax collection obligations on businesses like ours that facilitate ecommerce. For example, in 2018, the U.S. Supreme Court ruled that, in certain situations, states may require online merchants to collect and remit sales taxes on transactions in the state, despite not having a physical presence in the state. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could affect our operating results or, in the event that we change our pricing models to account for increased obligations, make accessing offerings through our platform less attractive and more costly, which could harm our business.

Our ability to use our net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations.

Certain of our NOLs could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under applicable tax law. Under applicable U.S. federal income tax law, NOLs generated in taxable years beginning before January 1, 2018 are permitted to be carried forward for only 20 taxable years, and NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs generally will be limited to 80% of current year taxable income. The extent to which U.S. state income tax law will conform to U.S. federal income tax law is uncertain.

In addition, in general, under Section 382 of the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. It is possible that we have in the past undergone ownership changes under Section 382 of the Code, and future changes in our equity ownership, some of which are outside of our control, could result in ownership changes under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of our NOLs, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

Our reported financial results may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the FASB, SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

Our revenue recognition policy and other factors may cause variability of our financial results in any given period and make them difficult to predict.

We derive our revenue from the sale of our software licenses for use of our proprietary software, maintenance and support for our licenses and implementation services. Under ASC 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. Licenses revenue (including the term license portion of Flex Offerings) is recognized when we transfer control of the respective license to the customer. Revenue from licenses, maintenance and support are recognized ratably over time since control passes to our customers over the arrangement’s contractual period. Implementation services revenue is recognized as services are rendered.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates may occur from period to period.

Given the foregoing factors, our actual results could differ significantly from our estimates. Comparing our revenue and operating results on a period-to-period basis may not be meaningful, and our past results may not be indicative of our future performance.

For more information on our revenue recognition policy, refer to “iLearningEngines’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue Recognition.”

Risks Related to the Business Combination and New iLearningEngines

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Arrowroot’s common stock may decline before the Closing, or the market price of New iLearningEngines’ securities may decline after the Closing.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Arrowroot Class A Common Stock prior to the Closing may decline. The market value of the Arrowroot Class A Common Stock at the time of the Business Combination may vary significantly from its price on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Arrowroot stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New iLearningEngines Common Stock could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment, and Arrowroot’s Class A Common Stock before the Closing (or New iLearningEngines Common Stock after the Closing) may trade at a price significantly below the price you paid for it. In such circumstances, the trading price of Arrowroot’s Class A Common Stock before the Closing (or New iLearningEngines Common Stock after the Closing) may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of New iLearningEngines Common Stock after the Closing, irrespective of New iLearningEngines’ operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New iLearningEngines’ securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies, notably in the education technology industry, which investors perceive to be similar to New iLearningEngines, could depress New iLearningEngines’ stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price for New iLearningEngines Common Stock also could adversely affect New iLearningEngines’ ability to issue additional securities and New iLearningEngines’ ability to obtain additional financing in the future.

Nasdaq may not list New iLearningEngines’ Common Stock, which could limit investors’ ability to make transactions in New iLearningEngines’ Common Stock and subject it to additional trading restrictions.

We have applied to have New iLearningEngines’ Common Stock approved for listing on Nasdaq after the consummation of the Business Combination. We will be required to meet certain initial listing requirements to be listed, including having a minimum number of round lot shareholders. We may not be able to meet the initial listing requirements in connection with the Business Combination. Being listed on Nasdaq or another national securities exchange is a condition to closing and the parties would need to waive this condition if New iLearningEngines Common Stock are not listed on Nasdaq or another national securities exchange. Further, even if New iLearningEngines Common Stock are so listed, we may be unable to maintain the listing of such securities in the future. If we fail to meet the initial listing requirements and Nasdaq does not list New iLearningEngines Common Stock (and the related closing condition with respect to the listing of New iLearningEngines Common Stock is waived by the parties), we could face significant material adverse consequences, including:

•        a limited availability of market quotations for New iLearningEngines Common Stock;

•        a reduced level of trading activity in the secondary trading market for New iLearningEngines Common Stock;

•        a limited amount of news and analyst coverage for New iLearningEngines;

•        a decreased ability to issue additional securities or obtain additional financing in the future; and

•        our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on the Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination or similar agreements and/or their officers and directors alleging, among other things, that the proxy statement/prospectus filed in connection with such business combination contains false and misleading statements and/or omits material information concerning the business combination. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Arrowroot’s and New iLearningEngines’ liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed or from being completed within the expected timeframe, which may adversely affect Arrowroot’s and New iLearningEngines’ respective businesses, financial condition and results of operation. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Arrowroot and/or New iLearningEngines to incur significant costs and draw the attention of Arrowroot’s and New iLearningEngines’ management away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect New iLearningEngines’ prospective business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed-upon timeframe.

The announcement of the Business Combination could disrupt iLearningEngines’ relationships with its customers, providers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on iLearningEngines’ business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect New iLearningEngines’ ability to retain and hire key personnel and other employees;

•        customers, business partners and other parties with which iLearningEngines maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New iLearningEngines or fail to extend an existing relationship or maintenance and support agreement with New iLearningEngines; and

•        iLearningEngines has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New iLearningEngines’ results of operations and cash available to fund its business.

Third parties may terminate or alter existing contracts or relationships with Arrowroot or iLearningEngines.

Arrowroot and iLearningEngines have contracts with distributors, affiliates, landlords, licensors, and other business partners that may require Arrowroot or iLearningEngines, as applicable, to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Arrowroot or iLearningEngines currently have relationships may have the ability to terminate, reduce the scope of, or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Business Combination, or with New iLearningEngines following the Business Combination. The pursuit of such rights may result in Arrowroot, iLearningEngines, or New iLearningEngines suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit New iLearningEngines’ ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the closing of the Business Combination or the termination of the Merger Agreement.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the settlement of RSUs and the vesting of restricted stock as a result of this offering.

The RSUs that we have issued to date vest upon the satisfaction of two vesting requirements: a service based vesting requirement and a liquidity event based vesting requirement and the RSUs do not vest until both requirements are satisfied. The service based vesting requirement is satisfied after the holder has worked for iLearningEngines for some period of time, generally four years. The liquidity event based vesting requirement is satisfied on the first to occur of: (i) a change in control event or (ii) (x) the date following the effective date of a registration statement of iLearningEngines filed under the Securities Act for the sale of the iLearningEngines’ Common Stock; (y) the settlement of the initial trade of shares of iLearningEngines’ Common Stock on the Nasdaq Global Select Market, the New York Stock Exchange or another exchange or marketplace approved by the iLearningEngines Board by means of an effective registration statement under the Securities Act that registers shares of existing Common Stock of iLearningEngines for resale (a Direct Listing); or (z) iLearningEngines’ completion of a merger or consolidation with a special purpose acquisition company or its subsidiary in which the common stock (or similar securities) of the surviving or parent entity are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act (the “SPAC Transaction Condition,” and each such transaction under (i) and (ii), a “Liquidity Event”). iLearningEngines’ consummation of the Merger will be a Liquidity Event and will satisfy the liquidity event based vesting requirement.

As of September 30, 2023, 7,138,438 RSUs were outstanding (convertible into 6,124,957 shares of New iLearningEngines Common Stock). At the consummation of the Merger, 39,883,388 shares of restricted stock (convertible into 34,220,936 shares of New iLearningEngines Common Stock) will have satisfied the liquidity event based vesting requirement. Such restricted stock will vest in 10 equal annual installments beginning on the 1 year anniversary of the Closing Date.

In connection with the satisfaction of the SPAC Transaction Condition, we can satisfy the income tax withholding obligations (“tax-related items”) associated with the settlement of the RSUs, if any, by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to the RSU holder by New iLearningEngines; (ii) causing the RSU holder to tender a cash payment; (iii) entering on behalf of the RSU holder (pursuant to this authorization without further consent) into a “same day sale” commitment with a broker dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby the RSU holder irrevocably elects to sell a portion of the shares to be issued under the RSU to satisfy any tax-related items and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the tax-related items directly to New iLearningEngines and/or its affiliates; (iv) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the RSU holder in connection with the RSU with a fair market value (measured as of the date shares of common stock are issued to RSU holder or, if and as determined by New iLearningEngines, the date on which the tax-related items are required to be calculated) equal to the amount of such tax-related items (a “Withhold-to-Cover”); or (v) any other method of withholding determined by New iLearningEngines and permitted by applicable law.

In addition, pursuant to the RSU Award Agreements with S. Farhan Naqvi, Mr. Naqvi may require that we satisfy any tax-related items associated with the settlement of his RSUs pursuant to a Withhold-to-Cover. If so, we estimate that we could be required to withhold an aggregate of 445,698 shares of the New iLearningEngines’ Common Stock in settlement of such RSUs to satisfy tax withholding and remittance obligations at an assumed tax rate of 26.7%, and to pay approximately $4,675,373 million in cash to the relevant tax authorities to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs. The amounts in our estimate are based upon the assumed closing price of $10.49 per share, which is the closing price of the Arrowroot Class A Common Stock on December 5, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Note that our income and employment tax withholding obligations when Mr. Naqvi’s RSUs are settled are expected to be based on the fair market value of New iLearningEngines’ Common Stock of the date such Common Stock is issued, which may occur after the closing of the Business Combination, and which may be higher or lower than the assumed closing price of $10.49 per share. The cash remittance to satisfy Mr. Naqvi’s RSU tax-related items could adversely effect the business, results of operations or financial condition of New iLearningEngines.

Additionally, in August 2021, iLearningEngines issued 34,225,600 shares of restricted stock to Harish Chidambaran, 5,657,788 shares of restricted stock to Preeta Chidambaran, and 360,290 shares of restricted stock to Greg LeClaire, pursuant to Common Stock Purchase Agreements, each dated August 12, 2021. Upon the consummation of the Business Combination, with regard to Harish Chidambaran and Preeta Chidambaran, the restricted stock will vest annually over 10 years, subject to Mr. Chidambaran and Dr. Chidambaran’s respective service with New iLearningEngines or an affiliate through each date. Upon the consummation of the Business Combination, with regard to Mr. LeClaire, the restricted stock will vest immediately. When the restricted stock vests, if any of such shares are sold into the public market (including to cover the income tax obligations associated with this vesting event or otherwise), such sales could impact and/or decrease the prevailing market price of our securities. We may attempt to undertake a “sell-to-cover” arrangement, whereby a broker sells a portion of the restricted stock held by the executives through the public market and those proceeds are used to cover the employee payroll taxes. If such “sell-to-cover” transactions are unavailable, the holders of the restricted stock will be responsible for the payment of the applicable employee payroll taxes when the restricted stock vests, which could be significant.

Subsequent to the consummation of the Business Combination, New iLearningEngines may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although Arrowroot has conducted due diligence on iLearningEngines, Arrowroot cannot assure you that this diligence will surface all material issues that may be present in iLearningEngines’ business, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of iLearningEngines’ business and outside of its control will not later arise. As a result of these factors, New iLearningEngines may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in its reporting losses. Even if Arrowroot’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Arrowroot’s risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on New iLearningEngines’ liquidity, the fact that New iLearningEngines reports charges of this nature could contribute to negative market perceptions of New iLearningEngines or its securities. Accordingly, any stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value.

Arrowroot and iLearningEngines will incur significant transaction and transition costs in connection with the Business Combination.

Arrowroot and iLearningEngines have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Arrowroot and iLearningEngines may also incur additional costs to retain key employees.

All expenses incurred in connection with the Merger Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Future resales of New iLearningEngines’ securities may cause the market price of such securities to drop significantly, even if New iLearningEngines’ business is doing well.

The sale of our securities in the public market, including by entities to which we have issued shares in connection with transactions, or the perception that such sales could occur, could harm the prevailing market price of our securities. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Pursuant to the Letter Agreement and the Proposed Bylaws, after the consummation of the Business Combination and subject to certain exceptions, those holders receiving shares of the New iLearningEngines Common Stock as consideration pursuant to the Merger Agreement, directors, officers and employees of the New iLearningEngines receiving shares of the New iLearningEngines Common Stock upon the settlement of RSUs and the vesting of Restricted Stock (as defined the Merger Agreement), warrant holders of the New iLearningEngines receiving shares of the New iLearningEngines Common Stock upon the settlement or exercise of such warrants (other than holders of the Arrowroot Public Warrants) will be contractually restricted from selling or transferring any of their shares of iLearningEngines’ Common Stock. Such restrictions begin at Closing and end, in the case of the shares that are restricted pursuant to the Proposed Bylaws, on the date that is 365 days after the Closing.

However, following the expiration of the applicable lock-up period, such equity holders will not be restricted from selling shares of the New iLearningEngines Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of the New iLearningEngines Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the New iLearningEngines Common Stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the New iLearningEngines’ share price or the market price of the New iLearningEngines Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Pursuant to the Registration Rights Agreement, we will register the New iLearningEngines Private Placement Warrants for resale following the completion of the Business Combination. The resale or possible resale of the New iLearningEngines Private Placement Warrants could have the effect of increasing the volatility in the price of the New iLearningEngines Warrants or cause such price to decline.

Additionally, in August 2021, iLearningEngines granted Harish Chidambaran 34,225,600 shares of restricted stock and Preeta Chidambaran 5,657,788 shares of restricted stock, pursuant to Common Stock Purchase Agreements, both dated August 12, 2021. Upon the completion of the Business Combination, the restricted stock will vest annually over 10 years, subject to Mr. Chidambaran and Dr. Chidambaran’s service with the Company through each date. When the restricted stock vests, if any of such shares are sold into the market (including to cover the income tax obligations associated with this vesting event or otherwise), such sales could harm the prevailing market price of our securities.

New iLearningEngines may issue additional shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of New iLearningEngines’ Common Stock.

Pursuant to the 2024 Plan, following the consummation of the Business Combination, New iLearningEngines may issue an aggregate of up to the number of shares equal to [•] percent ([•]%) of New iLearningEngines Common Stock issued and outstanding at the Effective Time, which amount will be subject to increase from time to time. For additional information about this plan, please read the discussion under the heading “Proposal No. 5 — The Equity Incentive Plan Proposal.” The combined company may also issue additional shares of New iLearningEngines Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•        existing shareholders’ proportionate ownership interest in New iLearningEngines will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each share of previously outstanding common stock may be diminished; and

•        the market price of New iLearningEngines Common Stock may decline.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of New iLearningEngines’ securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of New iLearningEngines Common Stock, and, as a result, there may be significant volatility in the market price of New iLearningEngines Common Stock. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of New iLearningEngines Common Stock will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of New iLearningEngines Common Stock and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the education industry.

An active market for New iLearningEngines’ securities may not develop, which would adversely affect the liquidity and price of New iLearningEngines’ securities.

The price of New iLearningEngines’ securities may vary significantly due to factors specific to New iLearningEngines as well as to general market or economic conditions. Furthermore, an active trading market for New iLearningEngines’ securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Our President and Chief Executive Officer has control over key decision making as a result of his control of a majority of our common stock.

At Closing, Harish Chidambaran, our Co-founder, President and Chief Executive Officer, will beneficially own approximately 75% of the voting power of New iLearningEngines’ outstanding common stock, including restricted stock and shares held by family members of Mr. Chidambaran. As a result, Mr. Chidambaran has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our common stock due to the limited voting power of such stock. In addition, Mr. Chidambaran has the ability to control the management and major strategic investments of our company as a result of his position as our President and Chief Executive Officer and his ability to control the election or replacement of our directors. In the event of his death, the shares of our capital stock that Mr. Chidambaran owns will be transferred to the persons or entities that he designates. As a board member and officer, Mr. Chidambaran owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Chidambaran is entitled to vote his stock in his own interests, which may not always be in the interests of our stockholders generally.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control.

It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) a closing date of December 31, 2023 and no redemptions of outstanding Public Shares, (i) ARRW’s initial stockholder, our Sponsor, and current and former affiliates of our Sponsor will retain an ownership interest of 10,170,879 shares of New iLearningEngines Common Stock or approximately 7.2% of New iLearningEngines Common Stock, (ii) iLearningEngines’ shareholders will own 123,679,901 shares of New iLearningEngines Common Stock or approximately 87.6% of New iLearningEngines Common Stock, which reflects 123,807,016 shares of New iLearningEngines Common Stock to be issued to the iLearningEngines’ shareholders as consideration in the merger minus 127,115 unvested iLearningEngines RSUs at December 31, 2023, and (iii) PIPE investors will own 800,000 shares of New iLearningEngines Common Stock or approximately 0.6% of New iLearningEngines Common Stock. As a result, iLearningEngines’ equity holders may have the ability to determine the outcome of corporate actions of New iLearningEngines that require stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of New iLearningEngines Common Stock. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Claims for indemnification by New iLearningEngines’ directors and officers may reduce its available funds to satisfy successful third-party claims against the New iLearningEngines and may reduce the amount of money available to the New iLearningEngines.

The proposed organizational documents will provide that New iLearningEngines will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, the amended and restated bylaws and its indemnification agreements that it will enter into with its directors and officers will provide that:

•        New iLearningEngines will indemnify its directors and officers for serving New iLearningEngines in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        New iLearningEngines may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•        New iLearningEngines will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        New iLearningEngines will not be obligated pursuant to its amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against New iLearningEngines or its other indemnitees, except with respect to proceedings authorized by its board of directors or brought to enforce a right to indemnification;

•        the rights conferred in the amended and restated bylaws are not exclusive, and New iLearningEngines is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•        New iLearningEngines may not retroactively amend its bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

New iLearningEngines will be deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, New iLearningEngines’ Class A shares may be less attractive to investors.

New iLearningEngines will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, as of the closing of the Business Combination. As such, New iLearningEngines will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New iLearningEngines’ periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New iLearningEngines’ stockholders may not have access to certain information they may deem important. New iLearningEngines will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of shares of Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026, which is the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Stock in Arrowroot’s initial public offering. We cannot predict whether investors will find New iLearningEngines’ securities less attractive because it will rely on these exemptions. If some investors find New iLearningEngines’ securities less attractive as a result of its reliance on these exemptions, the trading prices of New iLearningEngines’ securities may be lower than they otherwise would be, there may be a less active trading market for New iLearningEngines’ securities and the trading prices of New iLearningEngines’ securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New iLearningEngines’ financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, New iLearningEngines may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares of common stock less attractive because we will rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active market for our shares of common stock and our share price may be more volatile.

Anti-takeover provisions contained in the Proposed Charter and Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Proposed Charter and Proposed Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

•        the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        the requirement that a special meeting of stockholders may be called only by the chairperson of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        limiting the liability of, and providing indemnification to, our directors and officers;

•        controlling the procedures for the conduct and scheduling of stockholder meetings;

•        providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•        granting the ability to remove directors with cause by the affirmative vote of 66 2/3% in voting power of the outstanding shares of New iLearningEngines Common Stock entitled to vote thereon;

•        requiring the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of capital stock of New iLearningEngines entitled to vote generally in the election of directors, voting together as a single class, to amend the Proposed Bylaws or ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, and ARTICLE IX of the Proposed Charter; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to the New iLearningEngines Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New iLearningEngines.

These provisions, alone or together, could delay hostile takeovers and changes in control of New iLearningEngines or changes in the New iLearningEngines Board and New iLearningEngines’ management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which will prevent some stockholders holding more than 15% of the outstanding New iLearningEngines Common Stock from engaging in certain business combinations without approval of the holders of substantially all of New iLearningEngines Common Stock. Any provision of the Proposed Charter or Proposed Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of New iLearningEngines Common Stock and could also affect the price that some investors are willing to pay for New iLearningEngines Common Stock.

Risks Related to Being a Public Company

We do not have experience operating as a United States public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

We do not have experience operating as a United States public company. Certain of our proposed executive officers lack experience in managing a United States public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to United States public companies could subject us and our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

We have not previously been required to prepare or file periodic or other reports with the SEC or to comply with the other requirements of United States federal securities laws applicable to public companies. We have not previously been required to establish and maintain the disclosure controls and procedures, and internal controls over financial reporting applicable to a public company in the United States, including the Sarbanes-Oxley Act. Although we are in the process of developing and implementing the governance, compliance, risk management and control framework and culture required for a public company, we may not be able to meet the requisite standards expected by the SEC and/or our investors. We may also encounter errors, mistakes and lapses in processes and controls resulting in failures to meet the requisite standards expected of a public company.

As a United States public reporting company, we will incur significant legal, accounting, insurance, compliance, and other expenses. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.

If we fail to adequately implement the required governance and control framework, we could be at greater risk of failing to comply with the rules or requirements associated with being a public company. Such failure could result in the loss of investor confidence, could harm our reputation, and cause the market price of our securities to decline. Other challenges in complying with these regulatory requirements may arise because we may not be able to complete evaluation of our compliance and any required remediation in a timely fashion. Furthermore, any current or future controls may be considered as inadequate due to changes or increased complexity in regulations, our operating environment or other reasons.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner and make filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to our reputation, business, financial condition, operating results and share price.

We will incur increased costs as a result of preparing to operate as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would adversely impact our business.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act and the Exchange Act, and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have begun to hire additional accounting, finance, and other personnel in connection with us becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our Board or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by its management on our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K with the SEC for the year ending December 31, 2023. In order to continue to maintain effective internal controls to support growth and public company requirements, we will need additional financial personnel, systems and resources.

However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to enhance our documentation and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. Our management has identified material weaknesses, and, in the future, our management may identify one or more material weaknesses, which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our management has identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future. If we fail to remediate the material weaknesses or if we otherwise fails to establish and maintain effective control over financial reporting, we may adversely affect our ability to accurately and timely report our financial results, and may adversely affect investor confidence and business operations.

In connection with the preparation of our consolidated financial statements as of and for the fiscal years ended December 31, 2022, 2021 and 2020, we identified potential material weaknesses in our internal control over financial reporting. The Public Company Accounting Oversight Board (PCAOB) defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.” Deficient levels of internal controls could also result in a reasonable possibility that an occurrence of a material fraud will not be prevented or detected.

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and reporting requirements. Under public company standards, such lack of adequate competence in the accounting and reporting function and deficient level of internal controls could be considered material weaknesses. This potential material weakness contributed to the following additional potential material weaknesses:

•        We did not design and maintain formal governance policies, procedures and controls over significant corporate actions to achieve complete, accurate and timely review and recording of corporate actions. This material weakness resulted in a Section 204 ratification under Delaware Corporate Law on August 12, 2021.

•        We did not design and maintain formal accounting policies, procedures, and controls over significant accounts and disclosures, including segregation of duties, to ensure complete, accurate and timely financial accounting, reporting, and disclosures. In addition, we did not have the formal processes to identify, review and account for nonroutine transactions and/or events, nor to review journal entries, reconcile journal entries to underlying support, review underlying support and estimates, or evaluate if journal entries are in compliance with GAAP before the entries are manually posted. Lastly, we did not have a process to ensure all balance sheet accounts had reconciliations that properly supported the balances, including proper review and approvals.

•        We did not design and maintain formal policies, procedures and controls over significant compliance with statutory regulations to achieve complete, accurate and timely reporting and payment of payroll taxes. This material weakness resulted in the payment of fines and penalties for untimely reporting and payment of obligations.

•        We did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel. This IT deficiency did not result in a material misstatement to the financial statements, however, the deficiency could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate these material weaknesses. While we are designing and implementing measures to remediate these material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to develop and refine our disclosure controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our management, including our principal executive and financial officers. Further, in June 2023, our registered public accounting firm agreed to a settlement with the SEC with respect to certain matters relating to systemic quality control failures and violations of audit standards in connection with audit work for hundreds of special purpose acquisition company (“SPAC”) clients beginning at the latest in 2020 and continuing through 2022. We are actively monitoring the situation but do not currently believe this settlement will affect New iLearningEngines or our financial statements.

We must continue to improve our internal control over financial reporting. Our management will be required to make a formal assessment of the effectiveness of our internal control over financial reporting pursuant to Sarbanes-Oxley Act Section 404(a), and we may in the future be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our common stock. In addition, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC and other regulatory authorities.

Risks Related to Arrowroot’s Business and the Business Combination

Unless the context otherwise requires, all references to “we,” “us,” or “our” in this subsection refer to Arrowroot.

The Business Combination and New iLearningEngines becoming a publicly listed company as a result of the Merger differs significantly from an underwritten initial public offering.

There are risks to our stockholders who are not affiliates of the Sponsor of becoming stockholders of New iLearningEngines through the Business Combination rather than acquiring securities of iLearningEngines directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of any outside independent review of Arrowroot’s or iLearningEngines’ respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

In addition, the Sponsor and certain of Arrowroot’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. Such interests may have influenced Arrowroot’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “— The exercise of Arrowroot’s directors’ and officers’ discretion in agreeing to changes or permitted waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Arrowroot stockholders.” and “— Our Public Stockholders will experience immediate dilution due to the issuance of shares of Arrowroot Class A Common Stock to iLearningEngines stockholders in the Business Combination, and to the Convertible Note Investors in the Convertible Note Investment and may experience additional dilution as a consequence of certain transactions, including the issuance of shares of Arrowroot Class A Common Stock in a PIPE financing in the future. Having a minority share position may reduce the influence that our current stockholders have on the management of New iLearningEngines.”

Because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of New iLearningEngines Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of New iLearningEngines Common Stock or helping to stabilize, maintain or affect the public price of New iLearningEngines Common Stock following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with New iLearningEngines Common Stock that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of iLearningEngines’ securities could result in a more volatile price for New iLearningEngines Common Stock.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if iLearningEngines became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

The unaudited pro forma financial information and other projections included herein may not be indicative of what New iLearningEngines’ actual financial position or results of operations would have been.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of New iLearningEngines’ results if the Business Combination is completed.

Arrowroot and iLearningEngines currently operate as separate companies and have had no prior history as a combined entity, and iLearningEngines’ operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of iLearningEngines. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Arrowroot’s and iLearningEngines’ historical financial statements and certain adjustments and assumptions have been made regarding iLearningEngines after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of New iLearningEngines.

This proxy statement/prospectus contains projections prepared by iLearningEngines. None of the projections included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines or GAAP. The projections were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of iLearningEngines and ARRW. Important factors that may affect actual results and results of New iLearningEngines’ operations following the Business Combination, or could lead to such projections not being achieved include, but are not limited to: demand for New iLearningEngines’ products; an evolving competitive landscape; rapid technological change; margin shifts in the industry; regulation changes in a highly regulated environment; successful management and retention of key personnel; unexpected expenses; and general economic conditions. As such, these figures and projections may be inaccurate and should not be relied upon as an indicator of future results.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect iLearningEngines’ financial condition or results of operations following the Closing. Any potential decline in iLearningEngines’ financial condition or results of operations may cause significant variations in the stock price of New iLearningEngines.

Our Sponsor, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Our Sponsor, officers and directors have agreed to vote any shares of Arrowroot Common Stock owned by them in favor of the Business Combination, including their shares of Arrowroot Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). As of the Record Date, our Sponsor, and certain current and former officers and directors beneficially own an aggregate of approximately 61.78% of the outstanding shares of Arrowroot Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares of Arrowroot Common Stock in accordance with the majority of the votes cast by the Public Stockholders.

Arrowroot may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate, in which case the Public Stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless.

The Existing Charter provides that Arrowroot must complete an initial business combination by the Extension Deadline. Arrowroot may not be able to complete an initial business combination by such date. If Arrowroot has not completed an initial business combination prior to the Extension Deadline (or successfully obtained stockholder approval of an extension prior to such date) it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (net of Permitted Withdrawals), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Arrowroot’s remaining stockholders and the Arrowroot Board, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the Public Stockholders may only receive $10.00 per share, and the Public Warrants will expire worthless. In certain circumstances, the Public Stockholders may receive less than $10.00 per share on the redemption of their shares.

Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence the vote on the Business Combination and reduce the public “float” of Arrowroot Class A Common Stock.

Our Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. In connection with an election not to redeem Public Shares by any holder of Public Shares, iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders. For further information, please see the section entitled “The Merger Agreement.”

Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Arrowroot shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Arrowroot’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to reduce the number of redemptions from the Trust Account to help satisfy the minimum cash closing condition in the Merger Agreement. The purpose of any such purchases of Public Warrants could be to reduce the number of Public Warrants outstanding. Any such purchases of Arrowroot securities may result in the completion the Business Combination, which may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Arrowroot Class A Common Stock or Public Warrants and the number of beneficial holders of Arrowroot securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of Arrowroot securities on a national securities exchange.

The Arrowroot Warrants are accounted for as liabilities and the changes in value of the Arrowroot Warrants could have a material effect on our financial results.

On April 12, 2021, the SEC issued a statement (the “Statement”) discussing the accounting implications of certain terms that are common in warrants issued by special purpose acquisition companies. In light of the Statement and guidance in ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” Arrowroot’s management evaluated the terms of the Arrowroot Warrant Agreement and concluded that the Arrowroot Warrants include provisions that, based on the Statement, preclude the Arrowroot Warrants from being classified as components of equity. As a result, Arrowroot has classified the Arrowroot Warrants as liabilities. Under this accounting treatment, Arrowroot is required to measure the fair value of the Arrowroot Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in its operating results for the current period. As a result of the recurring fair value measurement, Arrowroot’s financial statements and results of operations may fluctuate quarterly based on factors which are outside its control. Arrowroot expects that it will recognize non-cash gains or losses due to the quarterly fair valuation of the Arrowroot Warrants and that such gains or losses could be material.

The future exercise of registration rights may adversely affect the market price of New iLearningEngines Common Stock.

Certain of our stockholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of New iLearningEngines Common Stock held by our Sponsor and our directors and officers and received upon the conversion of their Arrowroot Class B Common Stock in connection with the Merger, New iLearningEngines Common Stock that is issuable upon exercise of the Arrowroot Warrants, shares of New iLearningEngines Common Stock received by certain significant iLearningEngines stockholders as part of the Business Combination, the New iLearningEngines Common Stock received by the Convertible Note Investors upon the conversion of the Convertible Note Shares into New iLearningEngines Common Stock. We are obligated to (i) file a “shelf” registration statement to register, as applicable, the issuance of such securities and their resale within thirty days after the Closing and (ii) use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable after the filing. Sales of a substantial number of shares of New iLearningEngines Common Stock pursuant to such registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New iLearningEngines Common Stock.

At Closing, the trading price per share value of New iLearningEngines Common Stock may be less than the per share value of the Trust Account.

Although the parties to the Business Combination have agreed the relative consideration to be provided to iLearningEngines shareholders and Arrowroot stockholders on the basis that shares of New iLearningEngines Common Stock are valued at $10.00 per share, the cash backed value per share of New iLearningEngines Common Stock following the Business Combination is expected to be substantially less than $10.00 per share. The cash held in the Trust Account as of September 30, 2023 was approximately $10.36 per Public Share. Accordingly, Public Stockholders who do not exercise redemption rights will receive shares of New iLearningEngines Common Stock that will have a value ascribed to them by their trading price as of two business days prior to the special meeting, which may be substantially less than the amount they would have received upon exercise of redemption rights. See “Questions and Answers About the Business Combination — What happens if a substantial number of stockholders vote in favor of the Business Combination Proposal and exercise redemption rights?” In particular, the shares of most companies that are the result of a recently completed business combination between a special purpose acquisition company and an operating company have traded at prices substantially below $10.00 per share. As such Public Stockholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the per share value of the Trust Account.

Warrants will become exercisable for New iLearningEngines Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding Arrowroot Warrants to purchase an aggregate of 22,625,000 shares of New iLearningEngines Common Stock will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the consummation of our IPO. Each whole warrant will entitle the holder thereof to purchase one share of New iLearningEngines Common Stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of New iLearningEngines Common Stock. To the extent such warrants are exercised, additional shares of New iLearningEngines Common Stock will be issued, which will result in dilution to the then existing holders of New iLearningEngines Common Stock and an increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New iLearningEngines Common Stock.

Because the market price of shares of Arrowroot Class A Common Stock will fluctuate, iLearningEngines’ stockholders cannot be sure of the value of the consideration they will receive in the Merger.

The Merger consideration that iLearningEngines stockholders will receive is a fixed number of shares of Arrowroot Class A Common Stock; it is not a number of shares with a particular fixed market value. See the section entitled “The Merger Agreement.” The market value of Arrowroot Class A Common Stock and iLearningEngines Capital Stock at the Closing may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates, including the date on which iLearningEngines stockholders provide written consent to the adoption of the Merger Agreement and the transactions contemplated thereby. Because the Merger consideration is fixed and will not be adjusted to reflect any changes in the market value of shares of Arrowroot Class A Common Stock or iLearningEngines Capital Stock, the market value of the shares of Arrowroot Class A Common Stock issued in connection with the Business Combination and the iLearningEngines Capital Stock converted in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Accordingly, at the time of providing written consent to the iLearningEngines Business Combination Proposal, iLearningEngines stockholders will not know or be able to calculate the market value of the shares of Arrowroot Class A Common Stock they would receive upon the completion of the Business Combination. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Arrowroot or iLearningEngines, regulatory considerations and general business, market, industry or economic conditions. Many of these factors are outside of the control of Arrowroot and iLearningEngines.

Our Public Stockholders will experience immediate dilution due to the issuance of shares of Arrowroot Class A Common Stock to iLearningEngines stockholders in the Business Combination, and to the Convertible Note Investors in the Convertible Note Investment and may experience additional dilution as a consequence of certain transactions, including the issuance of shares of Arrowroot Class A Common Stock in a PIPE financing in the future. Having a minority share position may reduce the influence that our current stockholders have on the management of New iLearningEngines.

It is anticipated that, following the completion of the Business Combination (for illustrative purposes), Arrowroot’s existing stockholders, including our Sponsor, will retain 7.2% to 7.3% ownership interest of New iLearningEngines under the no redemption, 50% of maximum redemption and maximum redemption scenarios, respectively,

iLearningEngines stockholders will own an amount in the range of 87.6% to 88.9% of New iLearningEngines under the no redemption, 50% of maximum redemption and maximum redemption scenarios, respectively, Former Arrowroot Class A common stockholders will own an amount in the range of 1.8% to 3.1% of New iLearningEngines under the no redemption, 50% of maximum redemption and maximum redemption scenarios, respectively, PIPE Investors will own approximately 0.6% of New iLearningEngines under the no redemption, 50% of maximum redemption and maximum redemption scenarios respectively, and the Convertible Note Investors (not including affiliates of the Sponsor) will own approximately 1.5% of New iLearningEngines upon the conversion of the Convertible Notes under the no redemption, 50% of maximum redemption and maximum redemption scenarios, respectively. For a description of the assumptions used in the no redemption, 50% of maximum redemption and maximum redemption scenarios, please see the section entitled “Questions and Answers About the Business Combination — What equity stake will current Arrowroot stockholders and iLearningEngines stockholders have in New iLearningEngines?” To the extent that any of the Arrowroot Warrants are exercised for New iLearningEngines Common Stock, current stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of our current stockholders to influence management of New iLearningEngines through the election of directors following the Business Combination.

Neither Arrowroot nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Merger Consideration in the event that any of the representations and warranties made by iLearningEngines in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by iLearningEngines and Arrowroot to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, Arrowroot and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Merger Consideration if any representation or warranty made by iLearningEngines in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Arrowroot would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Arrowroot has identified a material weakness in its internal control over financial reporting as of March 31, 2023. This material weakness could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner.

Arrowroot has identified a material weakness in its internal control over financial reporting related to its accounting for complex financial instruments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis. In such a case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, our securities price may decline and we may face litigation as a result. Further, effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.

Our management has developed a remediation plan and is taking steps to remediate the material weakness described above, which includes providing enhanced access to accounting literature, identification of third-party professionals with whom Arrowroot consults regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals. Although our management intends to complete this remediation process as quickly as practicable, it cannot at this time estimate how long it will take, and its initiatives may not prove to be successful in remediating the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. There can be no assurance that the measures taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses. Further, additional weaknesses in our disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in material errors in our annual or interim financial statements.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: (a) approval of the Business Combination and related agreements and transactions by the respective shareholders of Arrowroot and iLearningEngines, (b) effectiveness of the registration statement on Form S-4 filed in connection with the Business Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) the absence of any injunction, order, statute, rule, or regulation enjoining or prohibiting the consummation of the Business Combination; (e) that Arrowroot have at least $5,000,001 of net tangible assets upon Closing, (f) receipt of approval for listing on Nasdaq the shares of New iLearningEngines Common Stock to be issued in connection with the Business Combination, (g) the Minimum Cash Condition, and (h) other conditions as set forth in the subsection entitled “The Business Combination — Conditions to Closing of the Merger Agreement.” The completion of the Business Combination is not assured and is subject to risks, including the risk that the foregoing conditions are not timely satisfied.

In addition, the parties can mutually decide to terminate the Merger Agreement any time, before or after shareholder approval, or Arrowroot or iLearningEngines may elect to terminate the Merger Agreement in certain other circumstances. For additional information please see the subsection entitled “The Business Combination — Termination.” If the Business Combination is not completed, Arrowroot could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•        negative reactions from the financial markets, including declines in the price of the Arrowroot Class A Common Stock due to the fact that current prices reflect a market assumption that the Business Combination will be completed;

•        the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination; and

•        we will have a limited period of time, if any, to complete an alternative initial business combination and we may not be as attractive to potential alternative partners to an initial business combination if we are unable to complete the Business Combination.

The Merger Agreement includes the Minimum Cash Condition as a condition to the consummation of the Business Combination, which may make it more difficult for the Business Combination to be consummated as contemplated.

The Merger Agreement provides that iLearningEngines’ obligation to consummate the Business Combination is conditioned upon, among other things, at the Closing, Arrowroot having cash and cash equivalents sufficient to satisfy the Minimum Cash Condition, after full satisfaction of payments to redeeming Arrowroot stockholders and payment of transaction expenses. If the Minimum Cash Condition is not satisfied or waived by iLearningEngines, iLearningEngines will not be required, under the terms of the Merger Agreement, to consummate the Business Combination.

If the Minimum Cash Condition is waived and the Business Combination is consummated with less than the $100.0 million of cash and cash equivalents, the cash held by New iLearningEngines in the aggregate, after the Closing, may not be sufficient to allow New iLearningEngines to operate and pay New iLearningEngines’ bills as they become due; or, even if New iLearningEngines continues to be able to operate and pay its bills, New iLearningEngines may not be able to successfully pursue its business plan or may not be able to achieve its planned efforts to grow its business or the results that New iLearningEngines’ management expects to achieve if New iLearningEngines has access to the capital required to continue to grow and expand its business. The additional exercise of redemption rights with respect to a large number of Arrowroot’s public stockholders may make the parties unable to take such actions as may be desirable in order to optimize the capital structure of New iLearningEngines after consummation of the Business Combination and the parties may not be able to raise additional financing from unaffiliated parties necessary to fund New iLearningEngines’ expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding New iLearningEngines’ ability to continue as a going concern at such time.

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, some of the conditions to our obligations to complete the Business Combination, to the extent permitted by the Existing Charter and applicable laws. For example, it is a condition to our obligations to close the Business Combination that certain of iLearningEngines’ representations and warranties are true and correct in all material respects as of the Closing Date. However, if our board of directors determines that it is in our stockholders’ best interest to waive any such breach, then the board may elect to waive that condition and close the Business Combination. We are not able to waive the condition that our stockholders approve the Business Combination.

The exercise of Arrowroot’s directors’ and officers’ discretion in agreeing to changes or permitted waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Arrowroot stockholders.

In the period leading up to the Closing events may occur that, pursuant to the Merger Agreement, would require Arrowroot to agree to amend the Merger Agreement, to consent to certain actions taken by iLearningEngines or to waive rights that Arrowroot is entitled to under the Merger Agreement. Such events could arise because of changes in the course of iLearningEngines’ business, a request by iLearningEngines to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on iLearningEngines’ business and would entitle Arrowroot to terminate the Merger Agreement. In any of such circumstances, it would be at Arrowroot’s discretion, acting through the Arrowroot Board, to grant its consent or waive those rights. For example, Arrowroot could agree to waive the Closing condition related to no material adverse effect having occurred with respect to iLearningEngines between the date of the Merger Agreement and the Closing. If Arrowroot were to waive this Closing condition and proceed to Closing of the Business Combination, the price of the New iLearningEngines Common Stock could be materially depressed.

The existence of the financial and personal interests of the directors described herein may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for Arrowroot and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Arrowroot does not believe there will be any material changes or waivers that Arrowroot’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. Arrowroot will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

Arrowroot’s ability to successfully effect the Business Combination and New iLearningEngines’ ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of iLearningEngines, all of whom Arrowroot expects to stay with New iLearningEngines following the Closing. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Arrowroot’s ability to successfully effect the Business Combination and New iLearningEngines’ ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of iLearningEngines. Although Arrowroot expects key personnel to remain with New iLearningEngines following the Business Combination, there can be no assurance that they will do so. It is possible that iLearningEngines or New iLearningEngines will lose some key personnel, the loss of which could negatively impact the operations and profitability of New iLearningEngines. Furthermore, following the Closing, certain of the key personnel of iLearningEngines who will become the management of New iLearningEngines may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New iLearningEngines to have to expend time and resources helping them become familiar with such requirements.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) Arrowroot’s completion of an initial business combination, and then only in connection with those shares of Arrowroot Class A Common Stock that such Public Stockholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Existing Charter (A) to modify the substance or timing of Arrowroot’s obligation to redeem 100% of the Public Shares if Arrowroot does not complete an initial business combination by the Extension Deadline or (B) with respect to any other material provisions of the Existing Charter relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of the Public Shares if Arrowroot is unable to complete an initial business combination by the Extension Deadline, subject to applicable law and as further described herein. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Arrowroot may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Arrowroot has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Arrowroot’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account. Accordingly, any indemnification provided will be able to be satisfied by Arrowroot only if (i) Arrowroot has sufficient funds outside of the Trust Account or (ii) Arrowroot consummates an initial business combination. Arrowroot’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Arrowroot’s officers and directors, even though such an action, if successful, might otherwise benefit Arrowroot and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Arrowroot pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after Arrowroot distributes the proceeds in the Trust Account to the Public Stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Arrowroot that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Arrowroot and the Arrowroot Board may be exposed to claims of punitive damages.

If, after Arrowroot distributes the proceeds in the Trust Account to its stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Arrowroot that is not dismissed, any distributions received by Arrowroot’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Arrowroot’s stockholders. In addition, the Arrowroot Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and Arrowroot to claims of punitive damages, by paying Arrowroot’s stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, Arrowroot files a bankruptcy petition or an involuntary bankruptcy petition is filed against Arrowroot that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Arrowroot’s stockholders and the per-share amount that would otherwise be received by Arrowroot’s stockholders in connection with Arrowroot’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, Arrowroot files a bankruptcy petition or an involuntary bankruptcy petition is filed against Arrowroot that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Arrowroot’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Arrowroot’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise have been received by Arrowroot’s stockholders in connection with Arrowroot’s liquidation would be reduced.

Arrowroot’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the Arrowroot Board’s recommendation that Arrowroot’s stockholders vote in favor of the approval of the Business Combination Proposal, Arrowroot’s stockholders should be aware that certain of Arrowroot’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from or in addition to (and which may conflict with) the interests of Arrowroot’s other stockholders. These interests include:

•        the beneficial ownership of the Sponsor and certain current and former members of the Arrowroot Board and officers of an aggregate of 7,187,500 shares of Arrowroot Class B Common Stock and 8,250,000 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $8,280,000 at the time of Arrowroot’s formation and the IPO and would become worthless if Arrowroot does not complete a business combination by the Extension Deadline, as such stockholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination and assuming no forfeiture of the Sponsor Incentive Shares, the Sponsor and certain current and former members of the Arrowroot Board and officers would own up to an aggregate of 7,187,500 shares of Arrowroot Class A Common Stock and 8,250,000 Private Placement Warrants. Such shares have an aggregate market value of approximately $75.4 million, based on the Closing Price of Arrowroot Class A Common Stock of $10.49 on Nasdaq on December 5, 2023;

•        the continued indemnification of current directors and officers of Arrowroot and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that affiliates of our Sponsor have purchased $9,150,000 of Convertible Notes, convertible into 2,591,645 shares of New iLearningEngines Common Stock;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, and current and former officers and directors will lose their entire investment in us if an initial business combination is not completed.

These interests may influence Arrowroot’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby. These interests were considered by the Arrowroot Board when it approved the Business Combination.

We may not be able to complete the Debt Financing or Convertible Note Investment in connection with the Business Combination.

We may not be able to complete the Debt Financing (as defined below) or Convertible Note Investment on terms that are acceptable to us, or at all. If we do not complete the Debt Financing or Convertible Note Investment, we may not be able to complete the Business Combination. The terms of any alternative financing may be more onerous to New iLearningEngines than the Debt Financing or Convertible Note Investment, and we may be unable to obtain alternative financing on terms that are acceptable to us, or at all. If we do not complete the Debt Financing or Convertible Note Investment, and do not obtain alternative financing, we may not be able to complete the Business Combination. The failure to secure additional financing could have a material adverse effect on the continued development or growth of New iLearningEngines. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the Business Combination.

Arrowroot may amend the terms of the Public Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least a majority of the then outstanding Public Warrants. As a result, the exercise price of the Public Warrants could be increased, the exercise period could be shortened and the number of shares of Arrowroot Class A Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.

The Public Warrants were issued in registered form under the Arrowroot Warrant Agreement between Continental Stock Transfer & Trust Company, N.A., as warrant agent, and Arrowroot. The Arrowroot Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. Accordingly, Arrowroot may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Although Arrowroot’s ability to amend the terms of the Public Warrants with the consent of at least a majority of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, convert the Public Warrants into cash or stock, shorten the exercise period or decrease the number of shares of Arrowroot Class A Common Stock purchasable upon exercise of a Public Warrant.

Arrowroot may redeem your unexpired Arrowroot Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Arrowroot Warrants worthless.

Arrowroot has the ability to redeem outstanding Arrowroot Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the Closing Price of Arrowroot Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which Arrowroot gives proper notice of such redemption and provided certain other conditions are met. If and when the Arrowroot Warrants become redeemable by Arrowroot, Arrowroot may not exercise its redemption right if the issuance of shares of Arrowroot Class A Common Stock upon exercise of the Arrowroot Warrants is not exempt from registration or qualification under applicable securities laws or Arrowroot is unable to effect such registration or qualification. Arrowroot will use its best efforts to register or qualify such shares of Arrowroot Class A Common Stock under applicable securities laws. Redemption of the outstanding Arrowroot Warrants could force you to (i) exercise your Arrowroot Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Arrowroot Warrants at the then-current market price when you might otherwise wish to hold your Arrowroot Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Arrowroot Warrants are called for redemption, is likely to be substantially less than the market value of your Arrowroot Warrants. None of the Private Placement Warrants will be redeemable by Arrowroot so long as they are held by the Sponsor or its permitted transferees.

Following the Business Combination, a significant portion of New iLearningEngines’ total outstanding shares will be restricted from immediate resale, but may be sold into the market shortly thereafter. This could cause the market price of New iLearningEngines Common Stock to drop significantly, even if New iLearningEngines’ business is doing well.

Sales of a substantial number of shares of New iLearningEngines Common Stock in the public market could occur at any time. If New iLearningEngines’ stockholders sell, or the market perceives that New iLearningEngines’ stockholders intend to sell, substantial amounts of New iLearningEngines Common Stock in the public market following the Business Combination, the market price of New iLearningEngines Common Stock could decline significantly.

Following the Business Combination, without giving effect to any vesting provisions applicable to any shares of Arrowroot Common Stock, and assuming (i) none of the Public Stockholders exercise their redemption rights, (ii) there are no exercises of any Arrowroot Warrants outstanding as of immediately prior to the Closing, and (iii) the issuance of all shares reserved for issuance under iLearningEngines’ existing equity incentive plans, including pursuant to outstanding options, there will be approximately 141,197,933 shares of New iLearningEngines Common Stock outstanding. Of these shares, the majority will be available for sale in the public market beginning on the earlier to occur of (i) one year after completion of the Business Combination, (ii) the last trading day when the Closing Price of Arrowroot Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (iii) upon the consummation of a change of control, which is when the lock-up agreements entered into by the Sponsor, Arrowroot’s officers and directors and certain of iLearningEngines’ stockholders, directors and officers in connection with the Business Combination will expire. Arrowroot may agree to release these stockholders from their lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of restrictions in the lock-up agreements, could cause the market price of New iLearningEngines Common Stock to fall or make it more difficult for you to sell your New iLearningEngines Common Stock at a time and price that you deem appropriate.

In addition, promptly following the completion of the Business Combination, New iLearningEngines intends to file one or more registration statements registering the issuance of additional shares of New iLearningEngines Common Stock subject to options or other equity awards issued or reserved for future issuance under New iLearningEngines’ equity incentive plans. Shares registered under these registration statements will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and, in the case of New iLearningEngines’ affiliates, the restrictions of Rule 144 under the Securities Act.

Additionally, certain stockholders of New iLearningEngines, the Convertible Note Investors, and holders of Arrowroot Warrants, or their transferees, will have rights, subject to some conditions, to require New iLearningEngines to file one or more registration statements covering their shares (or the shares issuable upon exercise of the Arrowroot Warrants) or to include such shares in registration statements that New iLearningEngines may file for itself or other stockholders. These shares and their resales, once registered, could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price New iLearningEngines Common Stock could decline.

The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in Arrowroot’s or New iLearningEngines’ name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Arrowroot’s or New iLearningEngines’ directors, officers, other employees or stockholders, as applicable.

The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in Arrowroot’s or New iLearningEngines’ name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Arrowroot or New iLearningEngines, as applicable, or any of their respective directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although their respective stockholders will not be deemed to have waived their compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Existing Charter and the Proposed Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, Arrowroot or New iLearningEngines, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition.

The Existing Charter and the Proposed Charter provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. The Proposed Charter also provides that (A) the exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (B) unless New iLearningEngines consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Charter provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New iLearningEngines, its business, or its market, or if they change their recommendations regarding New iLearningEngines’ securities adversely, the price and trading volume of New iLearningEngines’ securities could decline.

The trading market for New iLearningEngines’ securities will be influenced by the research and reports that industry or securities analysts may publish about New iLearningEngines, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New iLearningEngines. If no securities or industry analysts commence coverage of New iLearningEngines, New iLearningEngines’ share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New iLearningEngines change their recommendation regarding New iLearningEngines Common Stock adversely, or provide more favorable relative recommendations about New iLearningEngines’ competitors, the price of shares of New iLearningEngines Common Stock would likely decline. If any analyst who may cover New iLearningEngines were to cease coverage of New iLearningEngines or fail to regularly publish reports on it, New iLearningEngines could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Changes to laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws, regulations, interpretations or applications, may adversely affect our business, including our ability to negotiate and complete our initial business combination, including the Business Combination.

We are subject to the laws and regulations, and interpretations and applications of such laws and regulations, of national, regional, state and local governments and non-U.S. jurisdictions. In particular, we are required to comply with certain SEC and other legal and regulatory requirements, and our consummation of an initial business combination may be contingent upon our ability to comply with certain laws, regulations, interpretations and applications and any post-business combination company may be subject to additional laws, regulations, interpretations and applications. Compliance with, and monitoring of, the foregoing may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete an initial business combination. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete an initial business combination. The SEC has adopted certain rules and may, in the future adopt other rules, which may have a material effect on our activities and on our ability to consummate an initial business combination.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount Public Stockholders would receive upon any redemption or liquidation of Arrowroot.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain the funds in the trust account in cash in an interest-bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or the liquidation of Arrowroot. We liquidated the U.S. government treasury obligations and money market funds held in the Trust Account on March 10, 2023 and currently hold those funds as cash in an interest-bearing demand deposit account at a bank. We will likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any. As a result, any decision to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount Public Stockholders would receive upon any redemption or liquidation of Arrowroot.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate Arrowroot. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time, and instead hold all funds in the Trust Account in as cash which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of Arrowroot. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in New iLearningEngines, including any potential price appreciation of our securities.

Risks Related to Redemptions

Unless the context otherwise requires, all references to “we,” “us,” or “our” in this subsection refer to Arrowroot.

If a stockholder fails to receive notice of Arrowroot’s offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

Arrowroot will comply with proxy rules when conducting redemptions in connection with the Business Combination. Despite Arrowroot’s compliance with these rules, if a stockholder fails to receive Arrowroot’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that Arrowroot furnishes to the Public Stockholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem Public Shares. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

Arrowroot does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Arrowroot to complete the Business Combination with which a substantial majority of Arrowroot’s stockholders do not agree.

The Existing Charter does not provide a specified maximum redemption threshold, except that in no event will Arrowroot redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Business Combination and after payment of underwriters’ fees and commissions (such that Arrowroot is not subject to the SEC’s “penny stock” rules). As a result, Arrowroot may be able to complete the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration Arrowroot would be required to pay for all shares of Arrowroot Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to Arrowroot, Arrowroot will not complete the Business Combination or redeem any shares, all shares of Arrowroot Class A Common Stock submitted for redemption will be returned to the holders thereof, and Arrowroot instead may search for an alternate business combination.

If we are unable to consummate our initial business combination, Public Stockholders may be forced to wait until after the Extension Deadline before redemption from the Trust Account.

If we are unable to consummate our initial business combination by the Extension Deadline, we will distribute the aggregate amount then on deposit in the Trust Account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to Public Stockholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of Public Stockholders from the Trust Account shall be affected automatically by function of our Existing Charter prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to the Public Stockholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of Delaware Law. In that case, investors may be forced to wait beyond the Extension Deadline, before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Stockholders be entitled to distributions if we are unable to complete our initial business combination.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the issued and outstanding shares of Arrowroot Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the issued and outstanding shares of Arrowroot Class A Common Stock.

The Existing Charter provides that a Public Stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to an aggregate of more than 15% of the shares of Arrowroot Class A Common Stock sold in the IPO without Arrowroot’s prior written consent. The inability of a stockholder to redeem an aggregate of more than 15% of the shares of Arrowroot Class A Common Stock sold in the IPO will reduce its influence over Arrowroot’s ability to consummate its initial business combination and such stockholder could suffer a material loss on its investment in Arrowroot if it sells such Excess Shares in open market transactions.

If third parties bring claims against Arrowroot, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

Arrowroot’s placing of funds in the Trust Account may not protect those funds from third-party claims against Arrowroot. Although Arrowroot has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with Arrowroot waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Arrowroot’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Arrowroot’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Arrowroot than any alternative. Arrowroot is not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of its IPO and Arrowroot’s independent registered public accounting firm.

Examples of possible instances where Arrowroot may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Arrowroot and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if Arrowroot is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, Arrowroot will be required to provide for payment of claims of creditors that were not waived that may be brought against Arrowroot within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to a letter agreement, our Sponsor has agreed that it will be liable to Arrowroot if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which Arrowroot has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Arrowroot’s indemnity of the underwriters of Arrowroot’s IPO against certain liabilities, including liabilities under the Securities Act. However, Arrowroot has not asked the Sponsor to reserve for such indemnification obligations, nor has Arrowroot independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Arrowroot. Therefore, Arrowroot cannot assure you that the Sponsor would be able to satisfy those obligations. None of Arrowroot’s officers or directors will indemnify Arrowroot for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Arrowroot’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Arrowroot’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While Arrowroot currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Arrowroot, it is possible that Arrowroot’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Arrowroot’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per share.

Arrowroot stockholders may be held liable for claims by third parties against Arrowroot to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event Arrowroot does not complete an initial business combination by the Extension Deadline may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is Arrowroot’s intention to redeem the Public Shares as soon as reasonably possible following the Extension Deadline in the event it does not complete its initial business combination and, therefore, Arrowroot does not intend to comply with the foregoing procedures.

Because Arrowroot will not be complying with Section 280, Section 281(b) of the DGCL requires Arrowroot to adopt a plan, based on facts known to Arrowroot at such time that will provide for Arrowroot’s payment of all existing and pending claims or claims that may be potentially brought against Arrowroot within the 10 years following its dissolution. However, because Arrowroot is a blank check company, rather than an operating company, and Arrowroot’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Arrowroot’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If Arrowroot’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. Arrowroot cannot assure you that it will properly assess all claims that may be potentially brought against Arrowroot. As such, Arrowroot’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Arrowroot’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event Arrowroot does not complete an initial business combination by the Extension Deadline is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

There is no guarantee that a stockholder’s decision whether to redeem their shares of Arrowroot Class A Common Stock for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

Arrowroot can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Arrowroot’s share price, and may result in a lower value realized now than a stockholder of Arrowroot might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, including the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

A 1% U.S. federal excise tax may be imposed on us in connection with our redemptions of our shares in connection with redemptions pursuant to the Business Combination.

Pursuant to the IRA, commencing in 2023, a 1% U.S. federal excise tax is imposed on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations (each, a “covered corporation”). The excise tax is imposed on the repurchasing corporation and not on its stockholders. The U.S. Department of the Treasury (the “Treasury Department”) has authority to promulgate regulations and provide other guidance regarding the excise tax. In December 2022, the Treasury Department issued Notice 2023-2, indicating its intention to propose such regulations and issuing certain interim rules on which taxpayers may rely. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of aspects of the excise tax (including its application and operation with respect to SPACs) remain unclear and such interim rules are subject to change.

Because Arrowroot is a Delaware corporation and its securities trade on the Nasdaq, Arrowroot is a “covered corporation” for purposes of the excise tax. Because the application for the excise tax is not entirely clear, any redemption or other repurchase effected by Arrowroot in connection with the Business Combination may be subject to the excise tax. The extent to which we would be subject to the excise tax in connection with a redemption would depend on a number of factors, including: (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemptions, (iii) the nature and amount of any PIPE issuances, (iv) the nature and amount of the equity issued by us in connection with the Business Combination, including the shares of Arrowroot issued to iLearningEngines shareholders in the Business Combination (or otherwise issued by Arrowroot not in connection with the Business Combination but within the same taxable year of the redemption treated as a repurchase of stock), and (v) the content of any proposed or final regulations and other guidance from the Treasury Department. The excise tax is imposed on the repurchasing corporation and not on its stockholders, and the mechanics of any required payment of the excise tax remain to be determined. The amount of the excise tax is equal to 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. Any excise tax payable by us in connection with a redemption could affect our ability to complete the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

On April 27, 2023, Arrowroot, Merger Sub, and iLearningEngines entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into iLearningEngines, whereupon the separate corporate existence of Merger Sub will cease and iLearningEngines, which will be renamed iLearningEngines Holdings, Inc., will be the surviving company and continue in existence as a wholly owned subsidiary of Arrowroot, on the terms and subject to the conditions set forth therein. In connection with the consummation of the Business Combination, Arrowroot will be renamed “iLearningEngines, Inc.” (“New iLearningEngines”). New iLearningEngines is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 Amendments to Financial Disclosures about Acquired and Disposed Businesses.

iLearningEngines was incorporated in Delaware on November 17, 2010. The Company offers an AI Learning and Engagement platform focused on automation of learning and enabling organizations to drive mission critical outcomes at scale. The Company’s cloud-based platform is being deployed globally into some of the most demanding vertical markets including healthcare, education, insurance, retail, oil & gas/energy, manufacturing and the government.

Arrowroot is a blank check company incorporated in Delaware on November 5, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On March 4, 2021, the Company consummated its initial public offering of 28,750,000 Units, including 3,750,000 units as a result of the underwriter’s full exercise of their over-allotment option at an offering price of $10.00 per unit and a private placement with sponsor, Arrowroot Acquisition LLC, of 8,250,000 private placement warrants at a price of $1.00 per warrant. The net proceeds from Units together with certain of the proceeds from the Private Placement, $287,500,000 in the aggregate, were placed in a trust account established for the benefit of the Company’s public stockholders and the underwriter of the initial public offering with Continental Stock Transfer & Trust Company acting as trustee. On February 28, 2023, Arrowroot held a special meeting of its stockholders regarding the Extension, at which Arrowroot stockholders approved the Extension. Approximately 85% of the Public Shares in the Trust were redeemed in connection with the Extension leaving approximately $45 million in the Trust Account after the satisfaction of such redemptions.

Merger Sub is a newly formed, wholly owned, direct subsidiary of Arrowroot that was formed for the purposes of consummating the Business Combination on April 27, 2023. Merger Sub has no material assets and does not operate any businesses. Accordingly, no financial statements of Merger Sub have been included in this proxy statement/prospectus.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Business Combination occurred on September 30, 2023. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 present pro forma effect to the Business Combination as if it had been completed on January 1, 2022.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New iLearningEngines financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New iLearningEngines. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.

The historical financial information of iLearningEngines was derived from the unaudited consolidated financial statements as of and for the nine months ended September 30, 2023 and audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this proxy statement/prospectus. The historical financial information of Arrowroot was derived from the unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and audited financial statements for the year ended December 31, 2022 included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited and unaudited financial statements of each of iLearningEngines and Arrowroot and the notes thereto, as well as the disclosures contained in the sections titled “Arrowroot Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “iLearningEngines’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

Merger Agreement

On April 27, 2023, Arrowroot entered into the Merger Agreement with the Merger Sub and iLearningEngines. The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement. At the Closing of the Business Combination, (i) Merger Sub will merge with and into iLearningEngines, the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving corporation and a wholly owned subsidiary of Arrowroot, (ii) iLearningEngines will change its name to “iLearningEngines Holdings, Inc.” and (iii) Arrowroot will change its name to “iLearningEngines, Inc.”

Upon the Closing of the Business Combination, subject to the terms and conditions of the Merger Agreement, each share of the iLearningEngines Common Stock, each iLearningEngines Restricted Stock, each iLearningEngines RSU and each iLearningEngines Warrant will be converted into the right to receive a portion of the Merger consideration as set forth in the Merger Agreement.

Forward Purchase Agreement

On April 26, 2023, Arrowroot and Polar entered into the Forward Purchase Agreement, pursuant to which, among other things, Arrowroot agreed to purchase up to 2,500,000 shares of Arrowroot Class A Common Stock from Polar at the price equal to the redemption price of the Public Shares at the Closing, plus $0.60 (the “FPA Redemption Price”). In exchange for Arrowroot’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination. The Forward Purchase Agreement provides that at Closing, Arrowroot will pre-pay to Polar for the forward purchase an amount equal to the Prepayment Amount (as defined in the Forward Purchase Agreement). The Maturity Date of the forward transaction is one year from the Closing of the Business Combination, except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to Arrowroot. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return the terminated shares and Arrowroot will make a payment equal to the number of such terminated shares multiplied by the FPA Redemption Price. Arrowroot can terminate the Forward Purchase Agreement prior to the redemption deadline if Arrowroot pays Polar a $300,000 break-up fee. On the Maturity Date, Arrowroot may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60, minus the Prepayment Amount.

The PIPE Investment

In connection with the execution of the merger agreement, each of Arrowroot and certain third-party investors (the “PIPE Investors”) intend to enter into subscription agreements (the “PIPE Agreements”) pursuant to which the PIPE Investors will respectively subscribe for 800,000 newly-issued shares of Class A Common Stock to be issued at the closing of the merger. The obligations to consummate the subscriptions contemplated by the PIPE Agreements will be conditioned upon, among other things, customary closing conditions and the consummation of the merger as set forth in the PIPE Agreements.

Convertible Note Purchase Agreement

On April 27, 2023, iLearningEngines entered into the Convertible Note Purchase Agreement with the Convertible Note Investors, pursuant to which, among other things, iLearningEngines may issue and sell Convertible Notes due in October 2025 with aggregate principal amount of up to $50,000,000, of which iLearningEngines has issued and sold Convertible Notes with aggregate principal amount of $16,650,000, including to affiliates of our Sponsor. Each Convertible Note accrues interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each Convertible Note will automatically convert into shares of iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares Arrowroot Class A Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such Convertible Note, plus all accrued and unpaid interest thereon (the “Convertible Note Balance”), divided by (ii) $10.00 (such shares, the “Convertible Note Shares”).

Debt Financing

iLearningEngines intends to sign a debt commitment letter with a lender, pursuant to which the lender intends to commit to provide iLearningEngines with a four-year credit facility (the “Debt Financing”) in an aggregate principal amount of $100.0 million with an estimated interest rate of 8.5% for the use of refinancing the existing debt, general corporate purposes, and paying the Business Combination-related transaction fees. The funding is expected to occur in two tranches, tranche one is expected to be delivered on December [    ], 2023, and tranche two is expected to be delivered on the transaction closing date. iLearningEngines plans to use cash proceeds from Tranche one to extinguish the term loan.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Arrowroot Class A Common Stock that is subject to redemption:

•        Assuming No Redemptions:    This presentation assumes that no Public Stockholders exercise their redemption rights in connection with the Business Combination with respect to their shares for a pro rata portion of the funds in the Trust Account.

•        Assuming Maximum Redemptions:   The Merger Agreement includes a Minimum Cash Condition of $100.0 million The Minimum Cash Condition is determined based on the following: (i) the funds in the Trust Account, plus (ii) the aggregate amount of cash proceeds from private placement financing, if any, minus (iii) all Arrowroot and iLearningEngines transaction costs that remain unpaid at Closing or are to be paid simultaneously with the Closing and any amounts paid to Public Stockholders that exercise their redemption rights in connection with the Business Combination. This presentation assumes that Arrowroot stockholders holding 1,945,813 shares (4,445,813 Arrowroot Class A Common Stock subject to possible redemption outstanding at September 30, 2023 minus 2,500,000 shares held by Polar which has been agreed to waive redemption rights as discussed above under the Forward Purchase Agreement) of Arrowroot Class A Common Stock will exercise their redemption rights for an aggregate payment of $20.2 million (based on the estimated per share redemption price of approximately $10.36 per share) from the Trust Account. Such amount represents the maximum number of Arrowroot share redemptions that could occur with the Minimum Cash Condition still being satisfied.

The following table summarizes the pro forma common stock shares outstanding under the two redemption scenarios:

	Assuming No Redemption (Shares)%		Assuming Maximum Redemption (Shares)%
Former iLearningEngines equity holders(1)	123,679,901	87.6%	123,679,901	88.9%
Former Arrowroot Class A common stockholders(2)	4,445,813	3.1%	2,500,000	1.8%
Convertible Notes(3)	2,101,340	1.5%	2,101,340	1.5%
PIPE Investors(4)	800,000	0.6%	800,000	0.6%
Sponsor affiliates and certain current and former Arrowroot directors(5)	10,170,879	7.2%	10,170,879	7.2%
Total shares of New iLearningEngines Common Stock outstanding at Closing	141,197,933	100.0%	139,252,120	100.0%

____________

(1)      Reflects the number of shares expected to be outstanding at Closing based on the Merger Consideration.

(2)      Excludes 14,375,000 Public Warrants issued to Arrowroot Public Shareholders.

(3)      Excludes Convertible Notes held by affiliates of the Sponsor.

(4)      Assumes the PIPE Investment is consummated in accordance with its terms for $8 million, with 800,000 shares of Class A Common Stock issued to the PIPE Investors.

(5)      Excludes 8,250,000 Private Warrants held by the Sponsor and includes 2,591,645 shares issued to Sponsor from conversion of the Convertible Notes and 391,734 shares issued from conversion of Promissory Notes.

The following unaudited pro forma condensed combined balance sheet and statements of operations as of and for the nine months ended September 30, 2023 and for the year ended December 31, 2022, respectively, are based on the historical financial statements of iLearningEngines and Arrowroot. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2023

(Dollars in Thousands)

	As of September 30, 2023	As of September 30, 2023			As of September 30, 2023			As of September 30, 2023
	iLearningEngines, Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
ASSETS
Current assets
Cash	$661	$640	$46,050	a	$64,631	$(20,158)	q	$44,473
			(10,063)	b		—
			(22,400)	c		—
			9,975	e		—
			(25,425)	f		—
			5,750	g		—
			(2,973)	h		—
			14,416	d		—
			40,000	r		—
			8,000	s		—
Accounts receivable	63,161	—	—		63,161	—		63,161
Contract asset	1,903	—	—		1,903	—		1,903
Prepaid expenses	55	22	—		77	—		77
Total Current assets	65,780	662	63,330		129,772	(20,158)		109,614
Non current assets					—			—
Cash and investments held in trust account	—	46,050	(46,050)	a	—	—		—
Receivable from Technology Partner	9,871	—	—		9,871	—		9,871
Receivable from related party	465	—	—		465	—		465
Other assets	788	—	—		788	—		788
Deferred tax assets	6,645	—	—		6,645	—		6,645
Deferred transaction costs	1,735	—	(1,735)	c	—	—		—
Total Non current assets	19,504	46,050	(47,785)		17,769	—		17,769
Total Assets	$85,284	$46,712	$15,545		$147,541	$(20,158)		$127,383
LIABILITIES
Current liabilities
Trade accounts payable	4,555	—	—		4,555	—		4,555
Accrued expenses	1,777	2,953	(7,400)	c	(5,654)	—		(5,654)
			(2,953)	h		—
			(31)	i		—
Current portion of long-term debt, net	10,463	—	2,000	e	—	—		—
			(12,463)	d		—
Contract liability	3,046	—	—		3,046	—		3,046
Payroll taxes payable	3,037	—	—		3,037	—		3,037
Other current liabilities	125	—	—		125	—		125
Income tax payable	—	20	(20)	h	—	—		—
Promissory note – related party	—	2,180	(1,700)	i	480	—		480
Forward purchase agreement liability	—	1,500	—		1,500	—		1,500
Convertible promissory note – related party	—	2,140	(2,140)	j	—	—		—
Total Current liabilities	23,003	8,793	(24,707)		7,089	—		7,089

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)

As of September 30, 2023

(Dollars in Thousands)

	As of September 30, 2023	As of September 30, 2023			As of September 30, 2023			As of September 30, 2023
	iLearningEngines, Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
Non Current liabilities
Long-term debt, net	6,227	—	5,742	e	82,515	—		82,515
			30,546	d		—
			40,000	r		—
Convertible notes	15,325	—	(15,325)	g	—	—		—
Warrant liability	8,841	4,073	2,233	e	3,718	—		3,718
			(2,588)	k		—
			(8,841)	o		—
Payable to Technology Partner	48,746	—	—		48,746	—		48,746
Other non-current liabilities	89	—	—		89	—		89
Deferred underwriting fee payable	—	10,063	(10,063)	b	—	—		—
Total Non Current liabilities	79,228	14,136	41,704		135,068	—		135,068
Total Liabilities	$102,231	$22,929	$16,997		$142,157	$—		$142,157
Commitments and Contingencies					—			—
Class A common stock subject to possible redemption, $0.0001 par value	—	46,050	(46,050)	l	—	—		—
Total Commitments and Contingencies	$—	$46,050	$(46,050)		$—	$—		$—
EQUITY					—			—
Shareholder’s (deficit) equity
Preferred stock, $0.0001 par value	—	—	—		—	—		—
Common Shares: $0.0001 par value	10	—	1	m	14	—		14
			3	o		—
Class A common stock, $0.0001 par value	—	—	—		—	—		—
Class B common stock, $0.0001 par value	—	1	(1)	m	—	—		—
Additional paid-in capital	36,384	—	(14,735)	c	111,326	(20,158)	q	91,168
			16,650	g		—
			1,731	i		—
			2,140	j		—
			2,588	k		—
			46,050	l		—
			(22,268)	n		—
			8,838	o		—
			25,948	p		—
			8,000	s		—
Prepaid Forward Purchase Agreement	—	—	(25,425)	f	(25,425)	—		(25,425)
Accumulated deficit	(53,341)	(22,268)	(2,000)	c	(80,531)	—		(80,531)
			4,425	g		—
			22,268	n		—
			(25,948)	p		—
			(3,667)	d		—
Total Shareholder’s (deficit) equity	(16,947)	(22,267)	44,598		5,384	(20,158)		(14,774)
Total Equity	$(16,947)	$(22,267)	$44,598		$5,384	$(20,158)		$(14,774)
Total Liability and Equity	$85,284	$46,712	$15,545		$147,541	$(20,158)		$127,383

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Period Ended September 30, 2023
(Dollars in Thousands, Except Share and Per Share Data)

	For the nine months ended September 30, 2023	For the nine months ended September 30, 2023			For the nine months ended September 30, 2023		For the nine months ended September 30, 2023
	iLearningEngines, Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue	$304,917	—	—		$304,917	—	$304,917
Cost of revenue	96,710	—	—		96,710	—	96,710
Gross profit	208,207	—	—		208,207	—	208,207
Operating expenses	—	—	—		—	—	—
Selling, general, and administrative expenses	104,050	3,851	(180)	aa	118,379	—	118,379
			10,658	bb		—
Research and development expenses	94,246	—	—		94,246	—	94,246
Total Operating expenses	198,296	3,851	10,478		212,625	—	212,625
Operating income	9,911	(3,851)	(10,478)		(4,418)	—	(4,418)
Interest expense	(4,603)	(31)	(11,111)	dd	(12,386)	—	(12,386)
			31	ff		—
			3,328	mm		—
Change in fair value of warrant liability	(681)	(3,963)	2,518	gg	(1,445)	—	(1,445)
			681	hh		—
Change in fair value of convertible notes	(4,425)	—	4,425	ii	—	—	—
Change in fair value of forward purchase agreement	—	(1,500)	—		(1,500)	—	(1,500)
Interest earned on cash and investments held in Trust Account	—	3,050	(3,050)	jj	—	—	—
Other income	(44)	—	—		(44)	—	(44)
Net income before income tax expense	158	(6,295)	(13,656)		(19,793)	—	(19,793)
Income tax (expense) benefit	(330)	(503)	3,073	kk	2,240	—	2,240
Net income	(172)	(6,798)	(10,583)		(17,553)	—	(17,553)
Net loss per common share – basic and diluted	$(0.00)				$(0.12)		$(0.13)
Weighted average common shares outstanding – basic and diluted	95,782,605				141,197,933		139,252,120
Net loss per share, Class A common stock – basic and diluted		$(0.40)
Weighted average shares outstanding of Class A common stock – basic and diluted		9,965,445
Net loss per share, Class B common stock – basic and diluted		(0.40)
Weighted average shares outstanding of Class B common stock – basic and diluted		7,187,500

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Period Ended December 31, 2022
(Dollars in Thousands, Except Share and Per Share Data)

	For the Year ended December 31, 2022	For the Year ended December 31, 2022			For the Year ended December 31, 2022		For the Year ended December 31, 2022
	iLearningEngines, Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue	$309,170	—	—		$309,170	—	$309,170
Cost of revenue	93,890	—	—		93,890	—	93,890
Gross profit	215,280	—	—		215,280	—	215,280
Operating expenses	—	—	—		—	—	—
Selling, general, and administrative expenses	105,966	1,555	(240)	aa	149,654	—	149,654
			40,373	bb		—
			2,000	cc		—
Research and development expenses	97,436	—	—		97,436	—	97,436
Total Operating expenses	203,402	1,555	42,133		247,090	—	247,090
Operating income	11,878	(1,555)	(42,133)		(31,810)	—	(31,810)
Interest expense	(6,614)	—	(14,142)	dd	(15,809)	—	(15,809)
			4,947	ee		—
Change in fair value of warrant liability	248	11,881	(7,549)	gg	4,332	—	4,332
			(248)	hh		—
Change in fair value of convertible notes	—	—	—		—	—	—
Change in fair value of forward purchase agreement	—	—	—		—	—	—
Interest earned on cash and investments held in Trust Account	—	3,945	(3,945)	jj	—	—	—
Other income	(21)	—	—		(21)	—	(21)
Net income before income tax expense	5,491	14,271	(63,070)		(43,308)	—	(43,308)
Income tax (expense) benefit	5,975	(750)	14,191	kk	19,416	—	19,416
Net income	11,466	13,521	(48,879)		(23,892)	—	(23,892)
Net Income (loss) per common share – basic and diluted	$0.08				$(0.17)		$(0.17)
Weighted average common shares outstanding – basic and diluted	95,728,760				141,197,933		139,252,120
Net Income (loss) per share, Class A common stock – basic and diluted		$0.38
Weighted average shares outstanding of Class A common stock – basic and diluted		28,750,000
Net Income (loss) per share, Class B common stock – basic and diluted		$0.38
Weighted average shares outstanding of Class B common stock – basic and diluted		7,187,500

See accompanying notes to unaudited pro forma condensed combined financial information.

Note 1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as iLearningEngines has been determined to be the accounting acquirer, primarily due to the fact that iLearningEngines will control New iLearningEngines. Under this method of accounting, while Arrowroot is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of iLearningEngines issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of iLearningEngines.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Business Combination occurred on September 30, 2023. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 present pro forma effect to the Business Combination as if it had been completed on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 and unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 have been prepared using, and should be read in conjunction with, the following:

•        iLearningEngines’ unaudited condensed consolidated balance sheet as of September 30, 2023 and the related notes as of September 30, 2023, included elsewhere in this proxy statement/prospectus.

•        Arrowroot’s unaudited condensed consolidated balance sheet as of September 30, 2023 and the related notes as of September 30, 2023, included elsewhere in this proxy statement/prospectus;

•        iLearningEngines’ unaudited condensed consolidated statement of operations for the nine months ended September 30, 2023 and audited consolidated statement of operations for the year ended December 31, 2022 and the related notes, included elsewhere in this proxy statement/prospectus.

•        Arrowroot’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2023 and audited statement of operations for the year ended December 31, 2022 and the related notes, included elsewhere in this proxy statement/prospectus;

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. New iLearningEngines believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Note 2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New iLearningEngines. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). New iLearningEngines has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New iLearningEngines filed consolidated income tax returns during the periods presented.

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023 are as follows:

(a)     Reflects the reclassification of $46.1 million of cash and cash equivalents held in the Trust Account at the balance sheet date that becomes available to fund the Business Combination.

(b)    Reflects the cash settlement of $10.1 million deferred underwriting fees.

(c)     Represents incurred and estimated transaction costs inclusive of advisory, banking, printing, legal and accounting fees of $2.0 million that are expensed as a part of the Business Combination and equity issuance costs of $14.7 million, exclusive of $10.1 million deferred underwriting fees in Note 3(b), that are treated as a reduction to additional paid-in capital. As of September 30, 2023, $4.2 million and $1.7 million transaction costs were expensed by iLearningEngines and Arrowroot. $0.2 million of the $1.7 million of expensed transaction costs has been paid by Arrowroot.

(d)    Reflects the net cash proceeds of $14.4 million in connection with the Debt Financing, which includes cash proceeds of $60.0 million from Tranche one of the Debt Financing, less related financing cost of $17.6 million, partially offset by $27.9 million payment to extinguish term loans. As the warrant of the term loan is detachable, the extinguishment of the term loan does not lead to termination of the 220,681 warrants issued, refer to balance sheet adjustment (e) for further discussion on the term loan. In connection with the term loan extinguishment, Note Payable decreased by $24.3 million and Accumulated Deficit decreased by $3.7 million.

(e)     Represents proceeds from a draw of a term loan facility (the “2023 Term Loans”) with an aggregate principal amount of $10.0 million, net of debt issuance fees. In connection with the 2023 Term Loan, the Company issued warrants to purchase 220,681 shares of common shares.

(f)     Represents $25.4 million of prepayment to Polar related to the Forward Purchase Agreement waiving the redemption rights with respects to 2.5 million shares.

(g)    Represents conversion of the Convertible Notes to 4,692,984 shares of New iLearningEngines Common Stock and a reversal of change in fair value of Convertible Notes of $4.4 million. Total outstanding principal amount of $16.7 million, consisting of $10.9 million issued as of September 30, 2023 and $5.8 million issued subsequent to the balance sheet date, multiplied by 2.75 and estimated accrued interest expense of $1.1 million at Closing are convertible into New iLearningEngines Common Stock at $10.00 per share.

(h)    Represents the settlement of existing Arrowroot liabilities on the consummation of the Business Combination.

(i)     Represents conversion of Arrowroot’s $0.5 million Second Promissory Note, $1.2 million Fourth Promissory Note, as described in Note 6 — Related Party Transactions of Arrowroot’s condensed financial statements for the period ending September 30, 2023, and an additional $0.5 million Fourth Promissory Note drawn on September 27, 2023, into New iLearningEngines Common Stock at $10.00 per share. Notwithstanding the original terms the Promissory Notes, Arrowroot and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

(j)     Represents conversion of Arrowroot’s $1.5 million First Promissory Note and $0.6 million Third Promissory Note, as described in Note 6 — Related Party Transactions of Arrowroot’s condensed financial statements for the period ending September 30, 2023 into New iLearningEngines Common Stock at $10.00 per share. Notwithstanding the original terms the Promissory Notes, Arrowroot and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

(k)    Represents the reclassification of Arrowroot’s Public Warrants that are expected to be equity classified upon Closing.

(l)     Represents the reclassification of Arrowroot Class A Common Stock subject to possible redemption to permanent equity assuming no redemptions.

(m)   Represents the reclassification of Arrowroot Class B Common Stock to New iLearningEngines Common Stock in conjunction with the Business Combination.

(n)    Reflects the reclassification of Arrowroot historical accumulated deficit to additional paid-in-capital in connection with the consummation of the Business Combination.

(o)    Reflects the recapitalization of shares held by iLearningEngines shareholders into the New iLearningEngines Common Stock in accordance with the Merger Agreement. The iLearningEngines shareholders include holders of iLearningEngines Common Stock of 95,782,605, iLearningEngines Restricted Stock of 40,243,678, iLearningEngines RSU of 7,138,438, In2vate, LLC’s deferred consideration of 34,030 shares, as discussed in Note 3 — Acquisitions of iLearningEngines’ consolidated financial statements included elsewhere in this proxy statement/prospectus, and iLearningEngines Warrant of 1,094,299. The New iLearningEngines Common Stock is issued to the shareholders in accordance with the Merger Consideration upon the Closing of the Business Combination.

(p)    Reflects the balance sheet adjustment of the stock-based compensation charge related to 360,290 shares of iLearningEngines Restricted Stocks and 6,990,287 shares of iLearningEngines RSUs that are vested upon the Closing of the Business Combination.

(q)    Reflects the Maximum Redemptions of 1,945,813 public shares of Arrowroot for aggregate redemption payments of $20.2 million allocated to New iLearningEngines Common Stock and additional paid-in capital using par value of $0.0001 per share at a redemption price of $10.36 per share.

(r)     Represent the $40 million cash proceed from the Tranche two of the Debt Financing.

(s)     Reflects the proceeds of $8 million from the issuance of 0.8 million shares of Common Stock at $10.00 per share with par value of $0.0001 from the PIPE Investment. The costs related to the issuance of PIPE investment are adjusted against additional paid in capital.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

(aa)   Reflects the elimination of the Arrowroot administrative service fee paid to the Sponsor that will cease upon the close of the business combination.

(bb)  Reflects incremental stock-based compensation expense related to iLearningEngines Restricted Stocks and iLearningEngines RSUs. 39,883,388 shares of iLearningEngines Restricted Stocks issued to the founders will vest over ten years starting the Closing Date, 360,290 shares of iLearningEngines Restricted Stocks issued to a former employee are vested at the Closing Date, and 7,138,438 units of iLearningEngines RSUs are vested over four years with one-year cliff starting the employee employment date, of which 6,990,287 and 148,151 units are expected to be vested and unvested as of the Closing Date, respectively.

The compensation charge is reflected as if the restricted stocks and restricted stock units were vested as of January 1, 2022, the date the Business Combination occurred for purposes of the unaudited pro forma condensed combined statement of operations. $25.9 million is expected to be expensed as a day one expense for shares vested upon the Closing Date, $14.4 million is expected to be expensed for the shares vested over the first twelve months with service condition satisfied, and $10.7 million is expected to be expensed for the shares vested over the pro forma period ended September 30, 2023.

(cc)   Reflects the total transaction costs that are expected to be incurred and recorded as an expense in relation to the Business Combination. Transaction costs are reflected as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. Refer to balance sheet adjustment (c).

(dd)  Reflects the estimated incremental interest expense and amortization of debt issuance costs related to the Debt Financing. Refer to balance sheet adjustment (d).

A sensitivity analysis on interest expense for the nine months ended September 30, 2023 and the year ended December 31, 2022 has been performed to assess the effect of a change of 12.5 basis points of the hypothetical interest on the new debt.

	Pro Forma Nine Months Ended September 30, 2023	Pro Forma Year Ended December 31, 2022
Interest expense assuming:
Increase of 0.125%	$189,606	$241,037
Decrease of 0.125%	$(189,606)	$(241,037)

(ee)   Represents an adjustment to eliminate interest expense after giving effect to the extinguishment of term loan at the transaction as if it had occurred on January 1, 2023 and January 1, 2022. Refer to balance sheet adjustment (d).

(ff)    Reflects the elimination of interest expense accrued on Promissory Notes that are expected to be converted to New iLearningEngines Common Stock at Closing. Refer to balance sheet adjustment (j).

(gg)  Reflects the elimination of change in fair value of warrant liability related to Arrowroot’s Public Warrants, which are expected to be equity classified from liability classification upon Closing. Refer to balance sheet adjustment (k). Arrowroot’s Private Warrants are expected to stay liability classified.

(hh)  Reflects the elimination of change in fair value of warrant liability related to iLearningEngines’ Warrants, which are exchanged for New iLearningEngines Common Stock. Refer to balance sheet adjustment (o).

(ii)    Reflects the elimination of change in fair value of Convertible Notes that are converted into New iLearningEngines Common Stock upon Closing. Refer to balance sheet adjustment (g).

(jj)    Reflects the elimination of interest income on the cash and investments held in Trust Account.

(kk)  Reflects the estimated income tax impact related to the pro forma adjustments based upon a blended statutory rate.

Note 4. Pro Forma Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Arrowroot Class A Common Stock for the nine months ended September 30, 2023 and for the year ended December 31, 2022:

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022
(in thousands, except share and per share data)	No redemption	Maximum redemption	No redemption	Maximum redemption
Pro forma net loss	$(17,553)	$(17,553)	$(23,892)	$(23,892)
Weighted-average shares outstanding, basic and diluted(1)(2)(3)(4)	141,197,933	139,252,120	141,197,933	139,252,120
Net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.13)	$(0.17)	$(0.17)

____________

(1)      As the outstanding 14,375,000 shares of Public Warrants and 8,250,000 shares of Private Warrants are out-of-the-money and including them would have an anti-dilutive effect under the treasury stock method, they were excluded from the computation of diluted loss per share.

(2)      34,220,936 restricted stock shares and 127,115 restricted stock units expected to be outstanding for New iLearningEngines at Closing are excluded from the calculations as their inclusion would be anti-dilutive.

(3)      2,500,000 shares to Polar under the Forward Purchase Agreement are excluded from the computation of diluted loss per share as including them under the reverse treasury stock method would have an anti-dilutive effect.

(4)      Assumes the PIPE Investment is consummated in accordance with its terms for $8 million, with 800,000 shares of Class A Common Stock issued to the PIPE Investors.

SPECIAL MEETING OF ARROWROOT STOCKHOLDERS

The Arrowroot Special Meeting

We are furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting to be held on January 12, 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [•], 2023. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place of the Special Meeting

The special meeting will be held on January 12, 2024, at 11:00 a.m., Eastern time, conducted via live webcast at https://www.virtualshareholdermeeting.com/ARRW2024SM. You will need the control number that is printed on your proxy card to enter the special meeting. Arrowroot recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

Purpose of the Special Meeting

At the special meeting, Arrowroot will ask its stockholders to vote in favor of the following proposals:

•        The Business Combination Proposal — a proposal to approve the adoption of the Merger Agreement and the Business Combination.

•        The Organizational Documents Proposal — a proposal to approve the Proposed Charter and the Proposed Bylaws.

•        The Advisory Organizational Documents Proposals — four proposals to amend Arrowroot’s Existing Charter.

•        The Election of Directors Proposal — a proposal to elect the directors comprising the board of directors of New iLearningEngines.

•        The Equity Incentive Plan Proposal — a proposal to approve and adopt the incentive equity plan established to be effective after the Closing of the Business Combination.

•        The Employee Stock Purchase Plan Proposal — a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination.

•        The Nasdaq Proposal — a proposal to approve, for purposes of complying with the applicable listing rules of The Nasdaq Stock Market LLC, the issuance of shares of Arrowroot Class A Common Stock to the iLearningEngines stockholders in the Merger pursuant to the Merger Agreement and to the Convertible Note Investors in the Convertible Note Investment in connection with the Business Combination.

•        The Adjournment Proposal — a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Recommendation to Arrowroot Stockholders

Our board of directors believes that each of the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Election of Directors Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal to be presented at the special meeting is in the best interests of Arrowroot and our stockholders and unanimously recommends that its stockholders vote “FOR” each of these proposals, including “FOR” each of the director nominees.

When you consider the recommendation of the Arrowroot Board in favor of approval of the Business Combination Proposal, you should keep in mind that Arrowroot’s directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain current and former members of the Arrowroot Board and officers of an aggregate of 7,187,500 shares of Arrowroot Class B Common Stock and 8,250,000 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $8,280,000 at the time of Arrowroot’s formation and the IPO and would become worthless if Arrowroot does not complete a business combination by the Extension Deadline, as such stockholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination and assuming no forfeiture of the Sponsor Incentive Shares, the Sponsor and certain current and former members of the Arrowroot Board and officers would own up to an aggregate of 7,187,500 shares of Arrowroot Class A Common Stock and 8,250,000 Private Placement Warrants. Such shares have an aggregate market value of approximately $75.4 million, based on the Closing Price of Arrowroot Class A Common Stock of $10.49 on Nasdaq on December 5, 2023;

•        the continued indemnification of current directors and officers of Arrowroot and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, and current and former officers and directors will lose their entire investment in us if an initial business combination is not completed.

These interests may influence Arrowroot’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. These interests were considered by the Arrowroot Board when the Arrowroot Board approved the Business Combination.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of Arrowroot Class A Common Stock or Arrowroot Class B Common Stock at the close of business on December 8, 2023, which is the Record Date for the special meeting. You are entitled to one vote for each share of Arrowroot Class A Common Stock or Arrowroot Class B Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 4,445,813 shares of Arrowroot Class A Common Stock outstanding and 7,187,500 shares of Arrowroot Class B Common Stock outstanding. Our Sponsor holds 7,067,500 shares of Arrowroot Class B Common Stock, and two of our directors, Messrs. Doll and Semple, currently hold 80,000 shares of Arrowroot Class B Common Stock. One of Arrowroot’s former directors, Guarav Dhillon, currently holds 40,000 shares of Arrowroot Class B Common Stock.

Our Sponsor and our officers and directors have agreed to vote all of their shares of Arrowroot Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal. Arrowroot’s issued and outstanding Arrowroot Warrants do not have voting rights at the special meeting.

Voting Your Shares

Each share of Arrowroot Class A Common Stock or Arrowroot Class B Common Stock that you own in your name entitles you to one vote on each of the proposals for the special meeting. Your one or more proxy cards show the number of shares of Arrowroot Common Stock that you own.

If you are a holder of record, there are two ways to vote your shares of Arrowroot Common Stock at the special meeting:

•        You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Arrowroot Common Stock will be voted as recommended by the Arrowroot Board. With respect to proposals for the special meeting, that means: “FOR” each of the proposals and “FOR” each of the director nominees.

•        You can attend the special meeting and vote in person online. However, if your shares of Arrowroot Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Arrowroot Common Stock.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Arrowroot Common Stock, you may call Okapi, our proxy solicitor, at (855) 208-8903 (toll free) or banks and brokers can call collect at (212) 297-0720.

Quorum and Vote Required for the Arrowroot Proposals

For all the proposals other than Organizational Documents Proposal, a quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the Arrowroot Common Stock outstanding and entitled to vote at the special meeting is represented in person online or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

For Organizational Documents Proposal, a quorum will be present at the special meeting if a majority of the Arrowroot Class A Common Stock outstanding and entitled to vote at the special meeting, a majority of the Arrowroot Class B Common Stock outstanding and entitled to vote at the special meeting, a majority of the Arrowroot Common Stock outstanding and entitled to vote at the special meeting are represented in person online or by proxy. Based on the number of shares outstanding and entitled to vote as of the Record Date, 5,816,657 shares of Arrowroot Common Stock, 2,222,907 shares of Arrowroot Class A Common Stock and 3,593,751 shares of Arrowroot Class B Common Stock will be required to be present at the special meeting to achieve a quorum.

The approval of the Organizational Documents Proposal requires the affirmative vote (in person or by proxy) of the majority of the issued and outstanding shares of each of the Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting separately, as well as the vote of a majority of the issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting together as a single class. Accordingly, an Arrowroot stockholder’s failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting, or a broker non-vote will have the same effect as a vote against this proposal.

The approval of the Business Combination Proposal, the Advisory Organizational Documents Proposals, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the shares of Arrowroot Common Stock, voting together as a single class, that are cast thereon at the special meeting. Accordingly, an Arrowroot stockholder’s failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.

The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of Arrowroot Common Stock, voting together as a single class, that are cast thereon at the special meeting. Accordingly, an Arrowroot stockholder’s failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on the Election of Directors Proposal.

Pursuant to the Merger Agreement, the Business Combination is conditioned upon the approval of holders of at least sixty-five percent (65%) of the outstanding shares of Arrowroot Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

As of the Record Date, our Sponsor, and current and former officers and directors collectively owned approximately 61.78% of our issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, including all of the shares of Arrowroot Class B Common Stock. The Sponsor, officers and directors have agreed to vote any shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock owned by them in favor of the Business Combination pursuant to the Letter Agreement and the Sponsor Support Agreement. Accordingly, assuming all of the outstanding shares of Arrowroot Common Stock vote “FOR” each proposal, each of the Advisory Organizational Documents Proposals, Business Combination Proposal, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal will be approved even if none of the outstanding Arrowroot Class A Common Stock vote in favor of such proposals and the Organizational Documents Proposal will require the affirmative vote of a majority of the Arrowroot Class A Common Stock (in person or by proxy) in order to be approved. Directors are elected by a plurality of the votes cast, in person online or by proxy at the special meeting. This means that the five nominees will be elected if they receive more affirmative votes than any other nominee for the same position.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Arrowroot believes the proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of Arrowroot stockholders. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against the Organizational Documents Proposal, and will have no effect on any of the other proposals.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Arrowroot’s Secretary before the special meeting that you have revoked your proxy; or

•        you may attend the special meeting, revoke your proxy and vote in person online, as indicated above.

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Election of Directors Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal, and the Adjournment Proposal. Under the current bylaws, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.

Redemption Rights

Pursuant to the Existing Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable), provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus. If demand is properly made and the

Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable), as of two business days prior to the consummation of the Business Combination, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $46.1 million on September 30, 2023, the estimated per share redemption price would have been approximately $10.36.

Redemption rights are not available to holders of Arrowroot Warrants in connection with the Business Combination.

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on January 10, 2024 (two business days before the special meeting), both:

•        Submit a request in writing that Arrowroot redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Arrowroot’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: spacredemptions@continentalstock.com

•        Deliver your Public Shares either physically or electronically through DTC to Arrowroot’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Arrowroot’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, Arrowroot does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Arrowroot’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Arrowroot’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Arrowroot’s transfer agent return the shares (physically or electronically). You may make such request by contacting Arrowroot’s transfer agent at the phone number or address listed above.

Each redemption of Public Shares by the Public Stockholders will decrease the amount in the Trust Account. In no event, however, will Arrowroot redeem Public Shares in an amount that would cause its net tangible assets after payment of underwriters’ fees and commissions to be less than $5,000,001 upon completion of the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of their Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Arrowroot cannot assure you that you will be able to sell your Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Public Shares when you wish to sell your shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable). You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and Arrowroot does not consummate an initial business combination by the Extension Deadline or obtain the approval of Arrowroot stockholders to extend the deadline for Arrowroot to consummate an initial business combination, it will be required to dissolve and liquidate and the Arrowroot Warrants will expire worthless.

Holders of outstanding Arrowroot Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Arrowroot Units registered in your own name, you must deliver the certificate for such Arrowroot Units to Continental Stock Transfer & Trust Company with written instructions to separate such Arrowroot Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Share from the Arrowroot Units.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Arrowroot Common Stock or Arrowroot Warrants in connection with the Business Combination.

Solicitation of Proxies

Arrowroot will pay the cost of soliciting proxies for the special meeting. Arrowroot has engaged Okapi to assist in the solicitation of proxies for the special meeting. Arrowroot has agreed to pay Okapi a fee of up to $25,000 in connection with the Business Combination. Arrowroot will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses. Arrowroot also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. Arrowroot’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership

As of the Record Date, our Sponsor, and certain current and former officers and directors beneficially own an aggregate of 61.78 % of the outstanding shares of Arrowroot Common Stock. Our Sponsor, officers and directors have agreed to vote any shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock owned by them in favor of the Business Combination.

PROPOSALS TO BE CONSIDERED BY ARROWROOT’S STOCKHOLDERS
PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

Arrowroot’s stockholders are being asked to approve the Business Combination with iLearningEngines described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

You should carefully read this proxy statement in its entirety for more detailed information concerning the Merger Agreement. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if it is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

THE BUSINESS COMBINATION

Background of the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation or correspondence among representatives of Arrowroot and iLearningEngines.

Arrowroot is a blank check company incorporated under the laws of Delaware on November 5, 2020. Arrowroot was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The Business Combination is the result of an extensive search by Arrowroot’s management team, including the Arrowroot Board, leveraging their individual and collective networks and investing and operating experience as well as their affiliation with Arrowroot Capital Management, LLC (“Arrowroot Capital”). The terms of the Merger Agreement are the result of extensive discussions and negotiations between representatives of Arrowroot and iLearningEngines. The following provides a brief background of these discussions and negotiations, the Business Combination and related transactions.

On March 4, 2021, Arrowroot consummated its IPO of 28,750,000 Arrowroot Units, which includes a full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 Arrowroot Units. The Arrowroot Units sold in the IPO were sold at an offering price of $10.00 per Arrowroot Unit, generating total gross proceeds of $287,500,000. Each Arrowroot Unit consists of one share of Arrowroot Class A Common Stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one share of Arrowroot Class A Common Stock at a price of $11.50 per share, subject to certain adjustments. Simultaneously with the closing of the IPO, Arrowroot consummated the Private Placement of an aggregate of 8,250,000 Private Placement Warrants, each exercisable to purchase one share of the Arrowroot Class A Common Stock for $11.50 per share, subject to certain adjustments, to the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $8,250,000. In connection with the IPO, Cooley LLP (“Cooley”) acted as legal advisor to Arrowroot and WithumSmith+Brown, PC (“WithumSmith+Brown”) acted as the independent registered public accounting firm to Arrowroot. Of the gross proceeds received from the IPO and the sale of the Private Placement Warrants, $287,500,000 was placed in the Trust Account. Arrowroot incurred $5,750,000 in cash underwriting fees and $10,062,500 of deferred underwriting fees in the IPO. On February 28, 2023, Arrowroot held a special meeting of its stockholders regarding the Extension, at which Arrowroot stockholders approved the Extension. Approximately 85% of the Public Shares in the Trust were redeemed in connection with the Extension leaving approximately $45 million in the Trust Account after the satisfaction of such redemptions.

Following the completion of the IPO, Arrowroot considered various potential target businesses with the objective of consummating its initial business combination. Representatives of Arrowroot contacted, and were contacted by, various individuals and entities who presented ideas for business combination opportunities. Arrowroot considered businesses that Arrowroot’s management team believed had compelling growth prospects, large and growing markets, attractive unit economics and high operating leverage, strong management teams, opportunity for operational improvements, differentiated products or services, limited technology risk and appropriate valuations.

As part of its consideration of various potential target businesses, the Arrowroot management team began reaching out to founders of and investors in companies in Arrowroot’s extended network beginning in March of 2021. Before focusing on iLearningEngines, Arrowroot’s management team evaluated over 50 potential business combination targets, entered into non-disclosure agreements with 12 potential targets and negotiated non-binding letters of intent with three potential targets. Arrowroot’s management team actively pursued certain of these potential targets, conducting preliminary due diligence on, having management meetings with, and negotiating preliminary terms of potential transactions with, such targets. Target companies included Company A, a digital marketing platform, Company B, a second digital marketing platform which was to be merged with Company A pursuant to a single letter of intent, Company C, a global policy and marketing intelligence platform, with whom Arrowroot negotiated but was unable to agree to a letter of intent, Company D, a software solution, with whom Arrowroot entered into a letter of intent but never consummated a transaction, and Company E, a management platform, with whom Arrowroot entered into a letter of intent but never consummated a transaction. The companies were identified based on Arrowroot management’s assessment of the relative strengths of these targets’ management teams, businesses, marketability and potential to be a successful public company.

In March of 2021, Arrowroot was introduced to Company A by one of its investors, with whom Arrowroot had a strong relationship. On March 16, 2021, Arrowroot entered into a mutual confidentiality agreement with Company A, which did not contain a standstill provision.

On March 25, 2021, Arrowroot had an introductory meeting with executives from Company A, including a preliminary discussion about the material terms, valuation analysis, due diligence plan, and proposed management of a proposed deSPAC transaction and the potential to acquire other, similar companies as part of an inorganic growth strategy.

From March 25, 2021 through April 15, 2021, Arrowroot and Company A continued to discuss a potential transaction, and Arrowroot was introduced to management of Company B by Company A regarding a potential three-way merger among the companies. On April 5, 2021, Arrowroot entered into a mutual confidentiality agreement with Company B, which did not contain a standstill provision.

From April 15, 2021 to April 16, 2021, Arrowroot, Company A and Company B met in person to negotiate the terms of a letter of intent among the companies, and a strategic plan for bringing the companies together as a single entity going forward. Arrowroot worked with counsel to draft a proposed letter of intent for consideration by the Arrowroot Board.

On April 15, 2021, the Arrowroot Board held a meeting and discussed the summary of terms, background, and expected financial results of a proposed deSPAC transaction with Company A, including the possibility of Company A and Company B merging in connection with the deSPAC transaction. Following the discussion, the Arrowroot Board approved, and Arrowroot entered into, a non-binding letter of intent with Company A, which contemplated a simultaneous merger with Company B.

On April 22, 2021, Arrowroot terminated discussions with Company A and Company B, as the target companies could not come to an agreement on proposed relative transaction valuation and transaction structure. The letter of intent was formally terminated at this time.

On April 26, 2021, Arrowroot was contacted by representatives of Macquarie Group Limited, financial advisors to Company D, about a potential deSPAC transaction.

In late April 2021, Arrowroot was contacted by financial advisors to Company C.

On April 28, 2021, Arrowroot entered into a Confidentiality and Non-Disclosure Agreement with Company C, which did not contain a standstill provision.

On May 6, 2021, Arrowroot, its financial advisors and financial advisors to Company C held a meeting to discuss potential parameters for a letter of intent between Arrowroot and Company C.

On May 13, 2021, Arrowroot met with Company C at their offices to discuss the material terms, valuation analysis, due diligence plan, and proposed management of a proposed deSPAC transaction with Company C.

From May 13, 2021 through June 9, 2021, Arrowroot continued to meet with Company C and their financial advisors to discuss the potential terms of a letter of intent for a deSPAC transaction, and continued to perform its due diligence to assess its organizational structure, products and technology, sales and marketing plan, customer support, and a detailed financial overview of Company C.

On May 19, 2021, Arrowroot met with Company D for an initial management presentation.

On May 20, 2021, Arrowroot entered into a mutual non-disclosure and confidentiality agreement with Company D, which did not contain a standstill provision.

On June 9, 2021, the Arrowroot Board held a meeting, including its counsel and financial advisors, to discuss the material terms, valuation analysis, due diligence plan, and proposed management of a potential deSPAC transaction with Company C, and to provide an update on initial conversations with Company D.

On June 17, 2021, the Arrowroot Board held an additional meeting and discussed potential issues and the next steps regarding a potential deSPAC transaction with Company C.

On June 17, 2021, Arrowroot met with Company A and Company B about potentially resuming discussions about a potential deSPAC transaction. The discussions did not move forward.

On June 21, 2021, Arrowroot, its financial advisors, Company D and their financial advisors held a meeting to discuss the material terms, valuation analysis, due diligence plan, and proposed management of a potential deSPAC transaction. Arrowroot also met with management of Company D to discuss their financial model, product and technology as part of Arrowroot’s due diligence process.

On June 24, 2021, Arrowroot met with management of Company D to discuss their acquisition strategy, and progress on their PCAOB audit. The Arrowroot Board also met, along with its financial advisors, to approve terms for a letter of intent for a deSPAC transaction with Company D as an alternative to the potential deSPAC transaction with Company C.

From June 25, 2021 through July 2, 2021, Arrowroot and Company D, and their respective financial advisors, continued to engage in due diligence activity, and to negotiate a potential letter of intent for a deSPAC transaction.

In July of 2021, Arrowroot terminated discussions with Company C, primarily due to changes in the private financing market for deSPAC transactions, the lack of third-party financing for the contemplated deSPAC transaction and to enable Arrowroot to pursue a deSPAC transaction with Company D.

On July 2, 2021, the Arrowroot Board held a meeting and discussed the proposed term sheet with respect to a proposed deSPAC transaction with Company D, as well as an update on the termination of discussions with Company C. Following the discussion, the Arrowroot Board approved, and Arrowroot entered into, a non-binding letter of intent with Company D.

On July 7, 2021, Arrowroot, its financial advisors, Company D and its financial advisors, convened a “kick off” meeting to begin their business due diligence.

On July 9, 2021, Arrowroot, Company D, as well as their respective financial and legal advisors, convened a call for the anticipated legal diligence process.

From July 9, 2021 through October 29, 2021, Arrowroot performed its legal and business due diligence with Company D, including meetings with the company to assess its organizational structure, product and technology, sales and marketing plan, including specifically its go-to-market strategy, expansion plan, implementation and customer support, a detailed financial overview and extensive customer conversations. As part of its due diligence, Arrowroot worked with its legal and financial advisors, and also engaged a separate third party advisor to assist with technical due diligence, and certain of its expert advisors to assist with diligence on specific areas of exploration, including finance, human capital, go-to-market strategy and cybersecurity.

On August 30, 2021, Goodwin Procter LLP (“Goodwin”) was engaged by Sponsor to serve as a legal advisor.

On September 1, 2021, Arrowroot, Company D and their respective legal advisors convened a “kick off” call to begin drafting a registration statement on Form S-4 for the proposed deSPAC transaction.

On October 29, 2021, Arrowroot terminated discussions with Company D, due primarily to uncertainty in the SPAC market and perceived difficulty regarding marketability of the transaction, the result of which prevented the parties from coming to an agreement on the proposed transaction structure.

On November 24, 2021, Arrowroot entered into a non-disclosure agreement with Company E, which did not contain a standstill provision.

On December 1, 2021, Arrowroot met with management of Company E at their offices to discuss, on a preliminary basis, the material terms, valuation analysis, due diligence plan, and proposed management of a potential deSPAC transaction. Company E was known to Thomas Olivier, Arrowroot’s chief financial officer, from a prior banking relationship.

In December 2021, Arrowroot and its financial advisors met several times with executives of Company E to perform due diligence and negotiate terms of a potential letter of intent for a deSPAC transaction.

In January 2022, Arrowroot continued to negotiate the terms of the potential letter of intent with Company E.

On February 9, 2022, Arrowroot entered into a letter of intent with Company E, with respect to a potential business combination.

From February 2022 through June 2022, Arrowroot and its financial advisor continued to perform business and financial due diligence on Company E, including meetings with the company to assess its organizational structure, product and technology, sales and marketing plan, including specifically its go-to-market strategy, implementation and customer support, a detailed financial overview and extensive customer conversations with a goal of finalizing a definitive agreement with respect to a potential business combination.

In June 2022, Arrowroot terminated discussions with Company E due primarily to a decrease in the market value for Company E’s publicly traded comparables, uncertainty around the market for private financing and high redemption rates in the SPAC market.

In June 2022, Arrowroot Capital, an affiliate of Arrowroot, received an inbound inquiry from Mizuho Securities USA LLC (“Mizuho”), a financial advisor to iLearningEngines, regarding a potential private placement investment in iLearningEngines (the “Potential Investment”). Cooley was serving as legal advisor to iLearningEngines and made the parties aware of the potential conflict of interests, after which Massumi + Consoli LLP (“Massumi”) served as Arrowroot Capital’s legal advisor starting on August 30, 2022 with respect to the Potential Investment pursuant to an existing engagement arrangement. Cooley continued to advise Arrowroot and Arrowroot Capital on matters unrelated to the Potential Investment but did not represent Arrowroot or Arrowroot Capital in connection with the Potential Investment, the Note Financing (as defined below) or the Business Combination.

On June 28, 2022, Arrowroot Capital entered into a non-disclosure agreement with iLearningEngines to discuss the Potential Investment. Shortly thereafter, representatives of Arrowroot Capital were provided with access to a virtual data room of iLearningEngines and began conducting due diligence review of certain of the materials contained therein, including corporate, commercial, intellectual property, regulatory, legal and financial due diligence materials.

On August 16, 2022, Mr. Olivier, a Managing Director of Arrowroot Capital, met with Harish Chidambaran, chief executive officer of iLearningEngines, regarding the Potential Investment. Following this initial meeting, Mr. Olivier did not have further direct contact with iLearningEngines on behalf of Arrowroot Capital, and Matthew Safaii, Managing Partner of Arrowroot Capital and chief executive officer of Arrowroot, took over these discussions.

On August 23, 2022, Arrowroot Capital and iLearningEngines conducted the first formal meeting between the two parties on-site at the New York City offices of Mizuho. The discussions were led by Mizuho and were focused on the fundamentals of the business, key diligence concerns and go-forward transaction dynamics with respect to a potential investment from Arrowroot Capital, but were not related to any potential deSPAC transaction with Arrowroot.

From August 23, 2022 and ongoing to present day, Arrowroot Capital continued to perform business and financial due diligence, including meetings with iLearningEngines to assess its organizational structure, product and technology, sales and marketing plan, including specifically its go-to-market strategy, implementation and customer support, a detailed financial overview and extensive customer and partner conversations.

On September 2, 2022, Arrowroot Capital and iLearningEngines entered into a term sheet that contemplated an investment by Arrowroot Capital or an affiliate thereof, and certain existing stockholders of iLearningEngines, into newly-created Series A Preferred Stock of iLearningEngines (the “Series A Preferred Financing”).

On September 8, 2022, Arrowroot Capital and iLearningEngines conducted a call to discuss the due diligence process for the Series A Preferred Financing. This meeting was followed by diligence sessions focused on financial due diligence on September 12, 2022, go-to-market due diligence on September 13, 2022, and research and development/gross margin due diligence on September 14, 2022.

On September 14, 2022, Messrs. Safaii and Olivier discussed with Mr. Chidambaran and representatives of Mizuho, on behalf of iLearningEngines, additional details regarding the Series A Preferred Financing and preliminarily discussed the possibility of iLearningEngines as a potential target for Arrowroot’s initial business combination and a possible avenue for taking iLearningEngines public.

From September 14, 2022, through September 23, 2022, Arrowroot Capital conducted six industry expert calls, with individuals who were both operating executives and equity research analysts, to gain context around the education technology, learning management system and learning experience platform industry dynamics.

From September 20, 2022, through September 21, 2022, Arrowroot Capital conducted four customer reference calls with each of iLearningEngines’ key channel partners with the goal of understanding sales and marketing methods as well as product development aid provided. The calls also contextualized each of the platforms use cases which are utilized by iLearningEngines’ ultimate customer base.

On September 26, 2022, Arrowroot Capital conducted its internal investment committee meeting regarding the originally contemplated Series A Preferred Financing. During the meeting, the investment team described the various diligence workstreams that had been completed over the course of the process and also reviewed key diligence concerns. The main concerns included understanding the competitive landscape, segmenting the customer base by channel partner and end customer, reviewing historical renewal data, assessing sales pipeline composition and auditing channel partner relationships.

As part of his duties with respect to his employment with Arrowroot Capital, Mr. Olivier viewed an Arrowroot Capital investment committee presentation which included certain financial projections that were prepared by Arrowroot Capital based upon management projections produced solely for a potential private investment into iLearningEngines (the “Private Investment Projections”). These Private Investment Projections were produced solely with respect to a potential investment from Arrowroot Capital into iLearningEngines and were not used for or relied upon for any other purpose.

While projections of this nature were specifically requested by the potential financing sources for the proposed private investment as a customary part of their diligence efforts, the Arrowroot management team determined that the Private Investment Projections were overly speculative and did not deem them reliable for use by Arrowroot. Accordingly, the Private Investment Projections were not shared with the Arrowroot Board in connection with its consideration of the business combination. On October 3, 2022, Messrs. Safaii, Olivier and Chidambaran and representatives of Mizuho further discussed a potential business combination between Arrowroot and iLearningEngines. The Arrowroot management team separately discussed and considered such suggestion, including through informal discussions with several members of the Arrowroot Board, and determined to provide iLearningEngines with a non-binding letter of intent regarding a proposed business combination.

On October 9, 2022, Arrowroot submitted an initial non-binding letter of intent (“LOI”) related to the potential business combination with iLearningEngines that included, among other things, an initial equity valuation of $1.74 billion, with an enterprise valuation of approximately $1.8 billion, a $100 million minimum cash condition, a twelve month lock up with certain releases upon the attainment of a $12.00 share price and typical closing conditions and covenants.

On October 11, 2022, Mr. Olivier discussed the terms of the LOI with representatives of Mizuho, including valuation, earn-out structure, private financing requirements, minimum cash condition and potential vesting of some Arrowroot shares.

On October 14, 2022, Messrs. Safaii, Olivier and Chidambaran, and representatives of Mizuho further discussed the terms of the LOI, including the valuation for iLearningEngines, an earn-out structure, the minimum cash condition, the contribution of incentive shares from both iLearningEngines and Arrowroot, as well as other terms.

On October 19, 2022, the Arrowroot Board met to discuss the terms of the LOI. At the meeting, Arrowroot’s management provided the Arrowroot Board with an update on discussions with the iLearningEngines management team regarding a potential business combination opportunity, including the Arrowroot management team’s rationale for the proposed business combination. The Arrowroot Board was informed that Arrowroot Capital had initially been approached in connection with leading the Potential Investment which helped to facilitate discussions about the proposed business combination. The Arrowroot management also presented to the Arrowroot Board the revised draft of the LOI, as negotiated between iLearningEngines and Arrowroot for consideration by the Arrowroot Board, which included the terms reflected in the October 9, 2022 draft LOI described above. The Arrowroot Board unanimously determined to enter into such non-binding LOI.

From October 26, 2022 until October 28, 2022, the parties and their counsel continued to negotiate and finalize the terms of the LOI.

On October 31, 2022, Arrowroot entered into a non-disclosure agreement with iLearningEngines to discuss the potential business combination with Arrowroot and iLearningEngines. The term of the non-disclosure agreement was for two years from the date of execution and included typical terms regarding confidential information, as well as a one year non-solicitation period, and did not contain a standstill provision. Shortly thereafter, Arrowroot and iLearningEngines executed the non-binding LOI, dated October 31, 2022, which included the terms reflected in the October 9, 2022 draft non-binding LOI described above.

From October 31, 2022 and ongoing to present day, Arrowroot continued to perform business and financial due diligence, including meetings with iLearningEngines to assess its organizational structure, product and technology, sales and marketing plan, including specifically its go-to-market strategy, partner relationships, implementation and customer support, a detailed financial overview and extensive customer and partner conversations.

On November 9, 2022, Mr. Olivier met with representatives of iLearningEngines (including Balakrishnan Arackal, President and Chief Business Officer, S. Farhan Naqvi, Chief Financial Officer, Priya Pinto, AVP of Marketing, Cherian Philip, Director of Channel Sales, Asia, Middle East and Africa, and Ratish Nair, AVP of Sales & Business Development), at iLearningEngines’ offices in Dubai, UAE to discuss due diligence matters. The iLearningEngines team provided Mr. Olivier with a tour of the Dubai office, an overview of the business including a detailed review of the company’s marketing strategy, its go-to-market strategy and relationships with partners, a review of typical contract terms, each of the individual’s roles at the company and the functional role of the Dubai office of iLearningEngines.

On November 10, 2022, Mr. Olivier met with representatives of iLearningEngines (including Balakrishnan Arackal, S. Farhan Naqvi, Ramakrishnan Parameswaran, SVP of Technology & Products, and Vivek Chary, AVP of Consulting & Business Strategy) at iLearningEngines’ offices in Trivandrum, India to discuss due diligence matters. The iLearningEngines team provided Mr. Olivier with a tour of the India office, a product demonstration and an overview of each of the individuals’ functional roles at the Company. Meetings were also held with key customers and channel partners of iLearningEngines. Mr. Olivier was able to meet at the offices of two of the company’s largest channel partners.

On November 15, 2022, Mr. Olivier met with representatives of iLearningEngines (including Harish Chidambaran, S. Farhan Naqvi, Shan Wang, VP of Customer Success & Architecture, Roger Duffield, GM of Risk Management, and Monica Maliga, Account Executive), at iLearningEngines’ offices in Bethesda, Maryland to discuss due diligence matters. Mr. Chary participated via video conference. The iLearningEngines team provided Mr. Olivier with a tour of the Bethesda office, another product demonstration, a discussion of the company’s business and a review of the company’s financial model, and a discussion of each team member’s role within the company.

Between November 15, 2022 and early January 2023, to further enhance its internal diligence efforts with respect to iLearningEngines, Arrowroot engaged multiple third-party vendors that focused on dedicated diligence workstreams that included financial, tax, legal (on all legal entities and India operations), and technology due diligence. In addition, Arrowroot also worked with two separate firms to perform background checks on both iLearningEngines, in its capacity as an organization, as well as on its key management team members. Lastly, Arrowroot utilized its internal operations team to further review remaining open items such as human capital capabilities, go-to-market strategy and cybersecurity operations.

On January 10, 2023, Arrowroot Capital and a co-investor discussed next steps regarding a private convertible debt investment. Based on their review of iLearningEngines to date, the co-investor decided that they needed to perform additional due diligence prior to committing to the private investment. As a result, Arrowroot Capital decided to seek alternative partners for the convertible debt investment. Arrowroot Capital worked with iLearningEngines to arrive at a convertible debt investment that would meet the immediate cash needs of iLearningEngines. During January and February of 2023, Arrowroot Capital and iLearningEngines elected to revise the terms of the Series A Preferred Financing to be a convertible note investment of up to $50 million of total capacity by Arrowroot Capital or one of its affiliates into iLearningEngines (the “Note Financing”), to proceed concurrently with the Merger Agreement. The change to a Note Financing, in consultation with Massumi, from the Series A Preferred Financing reflected a recognition that the deSPAC transaction may not, for a variety of reasons, close, and a preference by the potential investors, including Arrowroot Capital, to hold debt in the event the security does not convert as part of the deSPAC transaction.

For details regarding the terms of the Note Financing, see the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — Convertible Note Purchase Agreement.”

The parties contemplated that the Note Financing would close upon signing of the Merger Agreement to provide needed near-term financing to iLearningEngines. Beginning on January 24, 2023 and continuing until present, Arrowroot, iLearningEngines and Mizuho established a twice weekly call among the parties on each Tuesday and Thursday to discuss progress toward the Business Combination, progress in due diligence and to make sure all parties were coordinated on timing.

On January 25, 2023, Arrowroot held a board meeting to discuss the proposed strategy moving forward with a deSPAC transaction with iLearningEngines, including new terms for a revised LOI from the draft of October 28, 2022. The Arrowroot Board discussed the proposed change in the valuation for iLearningEngines, from approximately $1.8 billion to $1.28 billion, the removal of the earn-out provision, the minimum cash condition, the Note Financing and other related matters.

On January 28, 2023, iLearningEngines emailed to Arrowroot a revised draft of the non-binding LOI (“Revised LOI”), which reflected that the Sponsor will agree to potentially forfeit a number of its Arrowroot Class B Common Stock that represents 20% of its Arrowroot Class B Common Stock upon effectiveness of the Extension as an incentive to non-redeeming holders of Public Shares; New iLearningEngines shall have at least $100 million of Market Value of Publicly Held Shares (as defined in Nasdaq’s listing requirements) held by holders of the Public Shares (excluding insiders and holders of restricted shares), giving effect to any redemptions by such stockholders; removal of Arrowroot’s board observer rights in New iLearningEngines; and the Sponsor shall discharge the transaction expenses related to the Business Combination attributable to the Sponsor or Arrowroot that exceed $30 million.

On January 29, 2023, Goodwin on behalf of Arrowroot emailed iLearningEngines a revised draft of the Revised LOI, which reflected that the Sponsor will use up to 25% of its Arrowroot Class B Common Stock and Arrowroot, iLearningEngines, or both, will use its respective shares, as incentives to financing sources approved by iLearningEngines as mutually agreed in good faith and set forth in a definitive agreement (provided, such incentive shares shall not exceed 10,000,000 shares in the aggregate) and Arrowroot will appoint a board observer in New iLearningEngines.

On January 30, 2023, Arrowroot and iLearningEngines entered into the Revised LOI.

On February 1, 2023, Messrs. Olivier, Safaii, Chidambaran and Naqvi, prepared a draft of the investor presentation to be used in connection with the financings related to the Business Combination.

From February 6, 2023 to February 10, 2023, representatives of Arrowroot and iLearningEngines engaged in continued discussions regarding due diligence matters. In particular, Arrowroot reviewed customer contracts, relationships with partners, responsibilities of iLearningEngines versus partners in terms of customer success, merger & acquisition strategy, financials, status of the audit, and other business and legal matters.

On February 6, 2023, Arrowroot met with BTIG, LLC (“BTIG”) to discuss a potential role for BTIG representing Arrowroot in the deSPAC transaction.

From February 13, 2023 to February 17, 2023, Arrowroot held introductory meetings with various parties regarding a potential forward purchase agreement, and participation in the Note Financing.

On February 15, 2023, the Arrowroot Board held a meeting regarding the upcoming expiration date of Arrowroot pursuant to the then-current Arrowroot Certificate of Incorporation, the potential for Arrowroot to extend such expiration date and certain tax, legal and business considerations with respect to such potential extension. Subsequently, a decision was made to pursue the Extension to provide sufficient time to complete the potential business combination with iLearningEngines.

On February 24, 2023, Mr. Olivier met with Ravi Bhatt of Polar Asset Management (“Polar”) to discuss a potential forward purchase agreement related to Arrowroot and Polar’s participation in a private financing into iLearningEngines.

From February 27, 2023 to March 3, 2023, Arrowroot held meetings with potential fairness opinion providers, and received proposals from two providers. Additionally, Goodwin began drafting the Merger Agreement with Cooley.

On February 23, 2023, Cooley delivered a draft of the Merger Agreement. The initial draft included certain terms including, (a) an equity valuation of $1.285 billion, (b) a $100 million minimum cash condition, (c) permitted transaction expenses of up to $30 million, (d) certain requirements with respect to interim financing, (e) required that Arrowroot enter into non redemption agreements and PIPE arrangements at signing, (f) required Arrowroot convert all working capital loans into private placement warrants and (g) a termination right in favor of iLearningEngines in case Arrowroot had not obtained the minimum cash condition through financing sources within ninety days of signing.

On February 28, 2023, Arrowroot held a special meeting of its stockholders regarding the Extension, at which Arrowroot stockholders approved the Extension. Approximately 85% of the Public Shares in the Trust Account were redeemed in connection with the Extension, leaving approximately $45 million in the Trust Account after the satisfaction of such redemptions.

On March 8, 2023, Goodwin delivered a revised draft of the Merger Agreement. This draft (a) removed the requirement to enter into non redemption agreements and PIPE arrangements at signing and the requirement to convert working capital loans, (b) agreed to an equity valuation of $1.285 billion which would include the conversion of indebtedness, (c) required consent from Arrowroot for iLearningEngines to enter into any interim financing arrangements, (d) introduced the concept of the Sponsor being able to convert transaction expenses over the $30 million cap into shares of iLearningEngines, (e) included new covenants with respect to iLearningEngines public company readiness and forfeiture of any iLearningEngines incentive shares, and (f) deleted the termination right in favor of iLearningEngines in case Arrowroot had not obtained the minimum cash condition through financing sources within ninety days of signing.

On March 9, 2023, representatives of Arrowroot introduced Mr. Bhatt of Polar to representatives of iLearningEngines. A discussion ensued regarding the potential forward purchase agreement, as well as potential participation in the Potential Investment.

On March 10, 2023, Mr. Olivier met with a representative of Lincoln International LLC (“Lincoln”) regarding the fairness opinion related to the Business Combination following which Arrowroot formally engaged Lincoln to serve as a financial advisor in connection with, and to provide a fairness opinion with respect to, the Business Combination. Lincoln was selected by the Company as a result of its level of experience and reputation for efficiency.

Additionally, as negotiations concluded, iLearningEngines and Arrowroot deemed it necessary to enter into a forward purchase agreement (“FPA”) with respect to the proposed business combination, and on March 20, 2023, Arrowroot engaged ICR Capital LLC (“ICR Capital”) as a financial advisor to assist with the FPA. The parties decided to pursue the FPA to ensure a certain number of shares would be tradable at close to help support a healthy trading environment for the company’s stock post close.

On March 31, 2023, the Arrowroot Board held a meeting, along with corporate counsel from Cooley (serving in its capacity as such and not as an advisor with respect to the potential business combination), to discuss the filing of Arrowroot’s annual report. Management then entered an executive session, without representatives of Cooley, where management discussed the status of the transaction with iLearningEngines. At this meeting, a general update was provided, including the status of negotiation of the Merger Agreement, and Ancillary Documents (as defined in the Merger Agreement), the status of the Note Financing, and other related matters, and it was noted that the transaction was still proceeding along at the expected pace.

On April 3, 2023, Messrs. Olivier, Safaii and Chidambaran met with representatives of ICR Capital to discuss potential debt providers to the company, and process considerations related thereto.

On April 4, 2023, Cooley delivered a revised draft of the Merger Agreement, which contained certain terms including: (a) the requirement to convert all Arrowroot working capital loans into Arrowroot Common Stock, (b) removed the conversion of indebtedness from the upfront purchase price of $1.285 billion, (c) changed the consent right of Arrowroot to a consultation right of Arrowroot with respect to interim financing arrangements for iLearningEngines, (d) rejected the public company readiness covenants but accepted in concept the forfeiture of iLearningEngines incentive shares, and (e) reincluded the termination right in favor of iLearningEngines in case Arrowroot had not obtained the minimum cash condition through financing sources.

On April 10, 2023, Messrs. Olivier, Safaii and Chidambaran and representatives of ICR met with Reuters to discuss the details of the proposed Business Combination.

On April 12, 2023, Goodwin delivered a revised draft of the Merger Agreement, which contained terms including: (a) the deletion of the requirement to convert Arrowroot working capital loans into Arrowroot Class A Common Stock, (b) agreement with respect to Arrowroot’s consent right over iLearningEngines interim financing, and (c) the deletion of the termination right in favor of iLearningEngines in case Arrowroot had not obtained the minimum cash condition through financing sources. Goodwin: in a specified timeframe.

On April 14, 2023, Cooley delivered a revised draft of the Merger Agreement, which, among other things, contained terms including (a) revisions to the available acquiror cash, which relates to the minimum cash condition, (b) deletion of the requirement for delivery of a tax opinion and (c) the date of the financial statements to be delivered.

On April 16, 2023, Goodwin delivered a revised draft of the Merger Agreement, which, among other things, contained terms including (a) revisions to the available acquiror cash and (b) a requirement for delivery of updated financial statements.

On April 20, 2023, Cooley delivered a revised draft of the Merger Agreement, which generally was agreed on all substantive terms, except that the definition of available acquiror cash was heavily modified to include only cash actually received and to exclude (a) proceeds of interim financings that are required to be repaid in cash at or upon the Closing or at the option of the applicable holder as a result of or in connection with the consummation of the Closing, (b) financing proceeds subject to future conditions precedent or milestones not yet achieved, and (c) any amounts funded by forward purchase agreements, equity lines of credit or similar arrangements.

On April 22, 2023, Goodwin delivered a revised draft of the Merger Agreement, which, among other things, included revisions related to the definition of available acquiror cash and the division of the Incentive Shares (As defined in the Merger Agreement) between the Sponsor and the Company.

From April 24, 2023 to April 26, 2023, Goodwin and Cooley delivered multiple revised drafts which continued to refine the definition of available acquiror cash.

On April 26, 2023, Goodwin delivered the final draft of the Merger Agreement, which came to an agreement with respect to the final terms of the Merger Agreement including resolution of items related to the definition of available acquiror cash.

On April 26, 2023, the Arrowroot Board held a meeting, with representatives of Goodwin in attendance. All members of the Arrowroot Board were present at the meeting, with the exception of Mr. Dixon Doll, who was unable to attend due to a scheduling conflict and with whom Mr. Olivier met with telephonically on the morning of April 26, 2023 to provide a status update on the proposed Business Combination and the related items to be discussed at the meeting. At the meeting, at the request of the Arrowroot Board, representatives of Goodwin updated the Arrowroot Board regarding the status of the proposed Business Combination and summarized the terms of the Merger Agreement, the Ancillary Documents and the transactions contemplated therein, including the Business Combination, for their consideration, noting that the Ancillary Documents were in near final form and Goodwin and Cooley were working through final revisions of such Ancillary Documents. As part of these discussions, the directors were presented with a management presentation which included certain financial projections for iLearningEngines for the fiscal year ending December 31, 2023 that were prepared by Arrowroot (the “Management Projections”), which were also used by Lincoln in connection with its preparation of the opinion. Arrowroot management considered the near-term nature of the Management Projections to be considerably more reliable and less speculative than the Private Placement Projections referenced above, which forecasted into the fiscal year 2024 and beyond. As part of the due diligence process, members of Arrowroot management were provided access to iLearningEngines’ 2023 contractual commitments, which further validated their level of confidence in the accuracy of the Management Projections. Accordingly, only the Management Projections were presented to the Arrowroot Board and to Lincoln in connection with the preparation of its opinion. Following the update, all of the directors discussed and reviewed the proposed Merger Agreement and the transactions contemplated therein, including the Business Combination. Representatives of Goodwin then reviewed the fiduciary duties of the directors in making their determination. Representatives of Lincoln then presented Lincoln’s financial analysis of the Business Combination, and, at the request of the Arrowroot Board, then rendered Lincoln’s oral opinion to the Arrowroot Board (which was subsequently confirmed in writing by the delivery of its written opinion, dated the same date), that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications, conditions and other matters described in its written opinion, the Merger Consideration to be paid by Arrowroot in the Business Combination is fair, from a financial point of view, to the unaffiliated stockholders of Arrowroot, as more fully described in this registration statement/proxy statement/prospectus under the section titled “The Business Combination  — Opinion of Lincoln, the Financial Advisor to Arrowroot.” Following additional discussion on these and related matters, the Arrowroot Board unanimously adopted resolutions (i) determining that the Merger is fair to, and in the best interests of, Arrowroot and its stockholders, (ii) determining that it is advisable to approve and adopt the Merger Agreement and the Ancillary Documents, with such changes to the Ancillary Agreements as any officer of Arrowroot may, in their discretion, deem appropriate or necessary, the approval of such changes to be conclusively evidenced by the execution and delivery of the Merger Agreement and the Ancillary Agreements, to which Arrowroot is a party, and (iii) approving the Merger and the other transactions contemplated by the Merger Agreement and Ancillary Documents.

Also on April 26, 2023, Arrowroot and Polar entered into the Forward Purchase Agreement.

On April 27, 2023, Arrowroot, iLearningEngines, and Merger Sub executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, (a) Arrowroot, the Sponsor and iLearningEngines also entered into the Sponsor Support Agreement and (b) Arrowroot, iLearningEngines and certain stockholders of iLearningEngines, also entered into the Stockholder Support Agreement. See the section entitled “Certain Agreements Related to the Business Combination” for additional information. In addition, on April 27, 2023, (i) an affiliate of Arrowroot Capital, (ii) Polar Multi-Strategy Master Fund and (iii) iLearningEngines consummated the Note Financing.

On April 27, 2023, Arrowroot Capital and iLearningEngines executed the definitive documentation related to the Note Financing. The first close occurred concurrently in the amount of $6 million, $3.5 million of which was funded by Arrowroot Capital, with the remaining $2.5 million funded by Polar.

On May 2, 2023, Arrowroot and iLearningEngines issued a joint press release announcing the execution of the Merger Agreement, which Arrowroot filed with a Current Report on Form 8-K along with the final investor presentation, the executed Merger Agreement, the executed Sponsor Support Agreement, the executed Forward Purchase Agreement and the form of Amended and Restated Registration Rights Agreement.

On June 15, 2023, Arrowroot Capital and iLearningEngines consummated the second closing of the Note Financing in the amount of an incremental $3.9 million.

On August 29, 2023, Arrowroot Capital and iLearningEngines consummated the third closing of the Note Financing in the amount of an incremental $1.0 million.

Arrowroot Board’s Reasons for the Approval of the Business Combination

On April 26, 2023, the members of the Arrowroot Board unanimously (i) approved the Merger Agreement, each of the related transaction agreements to which Arrowroot will be a party and the transactions contemplated thereby (including the Business Combination) and (ii) determined that the Merger Agreement, each of the related transaction agreements to which Arrowroot will be a party and the transactions contemplated thereby (including the Business Combination) are fair to, advisable and in the best interests of Arrowroot and its stockholders. The Arrowroot Board also unanimously recommended that the Arrowroot stockholders adopt and approve the Merger Agreement and the Arrowroot Proposals. In evaluating the Business Combination and making these determinations and this recommendation, the Arrowroot Board consulted with Arrowroot’s management, legal advisors, financial advisors and other advisors, and considered a number of factors.

The Arrowroot Board and Arrowroot’s management also considered the general criteria and guidelines that Arrowroot believed would be important in evaluating prospective target businesses as described in the prospectus for the IPO. The Arrowroot Board also considered that Arrowroot could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for the IPO, Arrowroot stated that it had developed the following high level, non-exclusive investment criteria to be used to screen for and evaluate target businesses.

•        Compelling growth prospects.    Arrowroot views growth as an important driver of value and would seek companies whose growth potential can generate meaningful upside;

•        Large and growing markets.    Arrowroot would focus on investments in rapidly growing companies in industry segments that its believes demonstrate attractive long-term growth prospects and reasonable overall size or potential;

•        Businesses with attractive unit economics and high operating leverage.    Arrowroot would seek to invest in companies that it believes possess not only established business models and sustainable competitive advantages, but also inherently attractive unit economics and other relevant operating metrics;

•        Strong management teams.    Arrowroot would spend significant time assessing a company’s leadership and personnel and evaluating what it can do to augment and/or upgrade the team over time if needed;

•        Opportunity for operational improvements.    Arrowroot would seek to identify businesses that are capital efficient and would benefit from its ability to drive improvements in the company’s processes, go-to-market strategy, product or service offering, sales and marketing efforts, geographical presence and/or leadership team;

•        Differentiated products or services.    Arrowroot would evaluate metrics such as recurring revenues, product life cycle, cohort consistency, pricing per product or customer, cross-sell success and churn rates to focus on businesses whose products or services are differentiated or where it sees an opportunity to create value by implementing best practices;

•        Limited technology risk.    Arrowroot would seek to invest in companies that have established market-tested product or service offerings; and

•        Appropriate valuations.    Arrowroot would seek to be a disciplined and valuation-centric investor that would invest on terms that it believes provide significant upside potential with limited downside risk.

In considering the Business Combination, the Arrowroot Board determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

The members of the Arrowroot Board considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, the Arrowroot Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of the Arrowroot Board may have given different weight to different factors. This explanation of the Arrowroot Board’s reasons for approving, and recommending the Arrowroot stockholders approve, the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In making its final determination regarding the Business Combination, the Arrowroot Board considered the following factors.

•        The iLearningEngines Business.    iLearningEngines’ overall business, management team and operations, including with respect to:

•        The scale and historical growth of the business, and its prospects to continue that growth into the future, including opportunities to acquire other businesses to augment that growth.

•        The size and growth opportunity in the market for an artificial intelligence platform in the online education/work automation verticals.

•        The strong operating metrics at the company, and the ability to improve those metrics as the company scales and continues its growth.

•        The depth and quality of the management team at the company, including their demonstrated ability to scale and grow the business.

•        The capital efficiency of the business to date, and our belief that there is an opportunity to improve many of the key business metrics going forward.

•        The strong technology platform the company has developed, and the competitive moats around this technology and proprietary datasets the company has developed.

•        The limited technology risk associated with the iLearningEngines platform, an established, market-tested product offering, and iLearningEngines’ strength in identifying alternative product use cases, infrastructure planning and business case identification.

•        The competitive valuation of the company when compared with other similar publicly traded companies with similar attributes

•        Best Available Opportunity.    After a thorough review of other business combination opportunities reasonably available to Arrowroot, the Arrowroot management team and the Arrowroot Board determined that the Business Combination represents the best potential business combination for Arrowroot based upon the process utilized to evaluate and assess other potential acquisition targets, and the Arrowroot Board’s belief that such processes had not presented a better alternative.

•        Attractive Valuation of iLearningEngines.    The Arrowroot Board considered that the iLearningEngines business model has exhibited revenue growth year-over-year and is projected to continue to grow through 2023. For more information, see the section entitled, “— Certain Forecasted Financial Information for iLearningEngines.” In valuing the business, the Arrowroot Board focused on Lincoln’s analysis of comparable public companies that operate in the EdTech, Learning Management Systems and Human Capital Management sectors considering, among other things, certain quantitative and qualitative factors including the following: size, historical and projected revenue growth, historical and projected profitability, net working capital requirements, geographic business mix and customer/channel concentration; and M&A and capital raise transactions in the EdTech, Learning Management Systems and Human Capital Management sectors over the last three years with an implied pre-money equity value of greater than $100 million and based on multiples for selected companies in majority sale and capital raise transactions. The primary valuation metric Lincoln used to value iLearningEngines was the enterprise value. The Arrowroot Board compared the enterprise value ascribed to iLearningEngines to the enterprise value range of approximately $1.32 billion and $1.69 billion derived from Lincoln’s valuation analyses. For more information, see the section entitled “— Opinion of Lincoln, the Financial Advisor to Arrowroot.” The ultimate valuation was a result of extensive negotiations amongst the parties, changes in market conditions over the course of the negotiation period, and discussions with potential financing sources.

•        Continued Ownership By iLearningEngines Equityholders.    Upon the consummation of the Business Combination, iLearningEngines’ existing equityholders will receive a significant amount of New iLearningEngines Common Stock as their consideration, and the majority of New iLearningEngines Common Stock to be held by iLearningEngines’ existing equityholders will be subject to a one-year lock-up (subject to certain exceptions) as set forth in the Registration Rights Agreement. Assuming that no Public Stockholders exercise their redemption rights in connection with the Business Combination with respect to their shares for a pro rata portion of the funds in the Trust Account, the current iLearningEngines stockholders will own 123,679,901 shares of New iLearningEngines Common Stock (excluding any Convertible Notes Shares), representing 87.6% of the total shares outstanding. In addition, in connection with the Business Combination, the net closing cash is expected to remain on the balance sheet of New iLearningEngines following the consummation of the Business Combination (subject to certain exceptions) in order to fund iLearningEngines’ existing operations and support new and existing growth initiatives. The Arrowroot Board considered these elements to be a strong sign of confidence in iLearningEngines following the Business Combination and the benefits expected to be realized as a result of the Business Combination. See the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

•        Results of Due Diligence.    The results of a due diligence investigation conducted by Arrowroot’s management team and outside advisors, including legal and financial advisors, including:

•        teleconference, in person and virtual meetings, calls and email exchanges with members of the iLearningEngines management team and its customers, channel partners and advisors regarding iLearningEngines’ operations, business plan and the proposed transaction; and

•        review of materials related to iLearningEngines and its business, made available by iLearningEngines and its advisors and deemed appropriate for review in the context of the size of the proposed transaction and the scope of iLearningEngines’ operations, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters, other regulatory and compliance matters and other legal and business information including competitive technology and potential commercial partners.

•        Terms of the Merger Agreement.    The terms of the Merger Agreement and the related transaction agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See the section entitled “The Merger Agreement” for detailed descriptions of the terms and conditions of these agreements.

•        The Role of the Independent Directors.    The independent directors of the Arrowroot Board, Dixon Doll, Will Semple and Peter Kuper, evaluated the proposed terms of the Business Combination, including the Merger Agreement and the related agreements, and unanimously approved, as members of the Arrowroot Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

•        Opinion of Financial Advisor.    Lincoln rendered an independent third-party opinion to Arrowroot that concluded the merger consideration to be paid by Arrowroot in the Business Combination was fair, from a financial point of view, to the Arrowroot Unaffiliated Stockholders (defined below). Lincoln is an expert in business valuations.

•        Stockholder Liquidity.    The Arrowroot Board believes that the obligation in the Merger Agreement that the New iLearningEngines Common Stock, issued as consideration pursuant to the Business Combination, to be listed on the Nasdaq Capital Market has the potential to offer the existing Arrowroot stockholders greater liquidity upon consummation of the Business Combination.

The Arrowroot Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Potential Inability to Complete the Business Combination.    The possibility that the Business Combination may not be completed and the potential adverse consequences to Arrowroot if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the proposed transaction. The Arrowroot Board considered the uncertainty related to the consummation of the Business Combination, including that certain closing conditions are largely outside of the control of the parties to the transaction (such as the need for Arrowroot stockholder approval). In addition, the Arrowroot Board considered that the Merger Agreement requires the Available Acquiror Cash to be at least $100 million or iLearningEngines would need to agree to revise or waive the condition in order to consummate the Business Combination, as well as the risks and uncertainties associated with satisfying such condition in light of the fact that fees and expenses associated with the Business Combination could exceed the parties’ estimates of such fees and expenses.

•        Potential Public Stockholder Redemptions.    The risk that the Public Stockholders may redeem a portion or all of their shares of Arrowroot Class A Common Stock for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to New iLearningEngines following the consummation of the Business Combination. However, the parties endeavored to structure the Business Combination, such that in connection with an election not to redeem Public Shares by any holder of Public Shares, each of iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock held by the Sponsor (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders.

•        Execution Risks.    The Arrowroot Board considered that Arrowroot stockholders would be subject to the execution risks associated with New iLearningEngines if they retained their shares of Arrowroot Class A Common Stock following the consummation of the Business Combination, which were different from the risks related to holding shares of Arrowroot Class A Common Stock prior to the consummation of the Business Combination. In this regard, the Arrowroot Board considered that there were risks associated with successful implementation of New iLearningEngines’ long term business plan and strategy and New iLearningEngines realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control. The Arrowroot Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Arrowroot stockholders may not fully realize these benefits to the extent that they expected to retain the shares of Arrowroot Class A Common Stock following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

•        Competition.    The Arrowroot Board considered the fact that iLearningEngines, as an artificial intelligence/machine learning platform, both competes with and often augments other software vendors in the verticals in which it sells. More specifically, it competes with other artificial intelligence/machine learning vendors, EdTech solution providers, Learning Management Systems, Human Capital Management solutions and Business Intelligence tools. As used in this context, artificial intelligence refers to the use of technology in a system that has the ability to mimic cognitive functions associated with human intelligence to enable it to reason, learn and act to solve a complex problem and machine learning refers to algorithms that automatically enable a system to learn and improve from experience. The Arrowroot Board also considered the fact that, unlike other artificial intelligence/machine learning vendors, iLearningEngines is specifically focused on online learning and work automation, developing proprietary datasets to augment existing, client-owned datasets within the verticals they operate. The Arrowroot Board considered iLearningEngines’ advantage of utilizing such proprietary datasets over its competitors.

•        Post-Business Combination Corporate Governance.    The Arrowroot Board considered the corporate governance provisions of the Merger Agreement and the effect of those provisions on the governance of New iLearningEngines following the consummation of the Business Combination. See the section entitled “The Merger Agreement” for detailed discussions of the terms and conditions of the Merger Agreement. Given that the existing equityholders of iLearningEngines will collectively control shares representing a majority of New iLearningEngines’ total outstanding shares of New iLearningEngines Common Stock upon completion of the Business Combination, and that the New iLearningEngines Board will be classified following the consummation of the Business Combination pursuant to the terms of the Merger Agreement, the existing iLearningEngines equityholders may be able to elect future directors and make other decisions (including approving certain transactions involving New iLearningEngines’ corporate actions) without the consent or approval of any of Arrowroot’s current stockholders, directors or management team. See the section entitled “Proposal No. 3 — The Advisory Organizational Documents Proposal” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination, including the parties’ allocation of fees and expenses in the event the Business Combination is not consummated.

•        Termination Date.    The Merger Agreement may be terminated if there is a Terminating Breach (as defined below), except that, if such Terminating Breach is curable through the exercise of the other party’s reasonable best efforts, then, during the Cure Period, such termination will not be effective, and such termination will only become effective if the Terminating Breach is not cured within the Cure Period or the Closing has not occurred on or before November 30, 2023.

•        Exclusivity.    The Merger Agreement includes an exclusivity provision pursuant to which iLearningEngines, Arrowroot and Merger Sub, are required not to, directly or indirectly, (i) encourage, solicit, facilitate, continue inquiries regarding any offer, inquiry, proposal or indication of interest concerning any Alternative Transaction, (ii) enter into discussions or negotiations with, or provide any information to, any person concerning an Alternative Transaction; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Alternative Transaction.

•        Stockholder Vote.    The risk that the requisite Arrowroot stockholders may fail to vote in favor of and approve each of the Required Proposals, and therefore the Business Combination may fail to be consummated.

•        Minority Position.    The fact that the Public Stockholders will hold a minority share position in New iLearningEngines.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of iLearningEngines.    The terms of the Merger Agreement provide that the representations and warranties of iLearningEngines will terminate at the Effective Time, and only the covenants and agreements that by their terms survive the Effective Time and certain miscellaneous provisions of the Merger Agreement will survive the Effective Time. The Arrowroot Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of iLearningEngines will be, collectively, the majority equityholders in New iLearningEngines.

•        Diversion of Management.    The potential for diversion of iLearningEngines management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on iLearningEngines’ business.

•        Risk Factors.    The Arrowroot Board considered risks of the type and nature described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Arrowroot Board also considered:

•        Interests of Certain Persons.    Certain of Arrowroot’s officers and directors have interests in the Business Combination that may be different from, or in addition to, (or which may conflict with) the interests of Arrowroot stockholders or warrantholders, including the interests of certain directors and officers of Arrowroot, including the fact that affiliates of our Sponsor have purchased $9,150,000 of Convertible Notes, convertible into an estimated 2,591,645 shares of New iLearningEngines Common Stock, as further described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Arrowroot Directors and Officers in the Business Combination.” The directors of Arrowroot reviewed and considered these interests during the evaluation and negotiation of the Business Combination and concluded that the potentially disparate interests would be mitigated because (i) the majority of these interests were disclosed in the prospectus for the IPO and all of these interests would be included in this proxy statement/prospectus, (ii) certain of these disparate interests would exist with respect to a business combination with any target business combination party, (iii) the independent directors of the Arrowroot Board, Dixon Doll, Will Semple and Peter Kuper unanimously approved, as members of the Arrowroot Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination (which reflect the terms set forth in prong (iv) below), and (iv) the Business Combination was structured so that (x) the Business Combination may be completed even if Public Stockholders redeem their shares of Arrowroot Class A Common Stock, and (y) a significant portion of the consideration to Arrowroot’s directors and executive officers was structured to be realized based on the future performance of New iLearningEngines Common Stock. See the subsections entitled “Risk Factors — Risks Related to the Business Combination and Arrowroot — Arrowroot’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus” and “Proposal No. 1 — The Business Combination Proposal — Interests of Arrowroot Directors and Officers in the Business Combination” for a description of the potential interests the officers and directors of Arrowroot may have in the Business Combination.

Upon considering the aforementioned factors, the Arrowroot Board concluded that the potential benefits that it expected Arrowroot and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The Arrowroot Board also realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. Accordingly, the members of the Arrowroot Board determined that the Merger Agreement, each of the related transaction agreements to which Arrowroot will be a party and the transactions contemplated thereby (including the Business Combination) were fair to, advisable and in the best interests of Arrowroot and its stockholders.

The preceding discussion of the information and factors considered by the Arrowroot Board is not, and does not purport to be, an exhaustive list, but includes the material factors considered by the Arrowroot Board. The Arrowroot Board evaluated this information and the Business Combination as a whole and considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

iLearningEngines Board’s Reasons for the Approval of the Business Combination

After consideration, iLearningEngines Board adopted resolutions determining that the Merger Agreement, the Business Combination upon the terms and conditions set forth in the Merger Agreement were advisable and in the best interests of iLearningEngines and its stockholders, adopting and approving the Merger Agreement and the Business Combination and directing that the Merger Agreement be submitted to the holders of iLearningEngines capital stock for approval.

iLearningEngines Board recommends that the holders of iLearningEngines capital stock adopt and approve the Business Combination, by executing and delivering the written consent furnished with this proxy statement/prospectus.

In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement and the Business Combination, and resolving to recommend that the iLearningEngines stockholders adopt and approve the Business Combination and the other transactions contemplated by the Merger Agreement, iLearningEngines Board consulted with iLearningEngines’ management, as well as its financial and legal advisors, and considered a number of factors, including (i) the potential for other third parties to enter into strategic relationships with or to acquire iLearningEngines as a publicly traded company following the Business Combination; (ii) the potential increase in financing options for iLearningEngines that may result from consummating the Business Combination; (iii) the anticipated value of the combined organization; (iv) the ability of iLearningEngines to carry on its business if the Business Combination were not consummated; (v) the business, operations, financial condition, amount of cash on hand, competitive position and prospects of iLearningEngines and current economic, industry and market conditions affecting iLearningEngines; (vi) the fiduciary duties of the directors and officers of iLearningEngines to its stockholders; (vii) the terms of the Merger Agreement and the ancillary agreements and the transactions contemplated thereby, including, among others, the tax treatment and the conditions for the parties’ obligations to consummate the Merger; (viii) the likelihood of realizing a superior or comparable return for iLearningEngines’ stockholders through alternative business strategies (including continuing as a privately held standalone entity or other merger prospects and the associated risks of delay, non-consummation or unavailability thereof); and (ix) the risks involved with the Business Combination, including the risk that the benefits sought to be achieved by the Business Combination might not be achieved.

The foregoing discussion of the factors considered by iLearningEngines Board is not intended to be exhaustive, but, rather, includes the material factors considered by iLearningEngines Board. In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement and the Business Combination, iLearningEngines Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. iLearningEngines Board considered all these factors as a whole, including discussions with, and questioning of, iLearningEngines’ management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

iLearningEngines Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected iLearningEngines stockholders would receive as a result of the Business Combination, including the belief of iLearningEngines Board that the Business Combination would maximize the immediate value of shares of iLearningEngines common stock and eliminate the risk and uncertainty affecting the future prospects of iLearningEngines, including the potential execution risks pursuing its business plan as a private company. Accordingly, iLearningEngines Board determined that the Business Combination and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, iLearningEngines and its stockholders, and adopted and approved, and declared advisable, the Merger Agreement and the Business Combination. iLearningEngines Board recommends that iLearningEngines stockholders consent to the Business Combination.

Opinion of Lincoln, the Financial Advisor to Arrowroot

On April 26, 2023, Lincoln rendered its oral opinion to the Arrowroot Board (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Merger Consideration to be issued by Arrowroot in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to the Arrowroot Unaffiliated Stockholders (defined as holders of Arrowroot Class A Common Stock prior to the consummation of the Business Combination, other than (i) holders of Arrowroot Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (ii) officers, directors, or affiliates of Arrowroot or the Sponsor and (iii) the Sponsor).

Lincoln’s opinion was directed to the Arrowroot Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Arrowroot Unaffiliated Stockholders of the Merger Consideration to be issued by Arrowroot in the Business Combination pursuant to the Merger Agreement and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination or otherwise (including, without limitation, (i) the terms and conditions of any private placement investments or (ii) the impact of the aggregate exercise price of Company Warrants on the Merger Consideration). The summary of Lincoln’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex L to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Arrowroot Board, Arrowroot or any security holder as to how to act, elect to redeem or vote with respect to any matter relating to the Business Combination.

In connection with rendering its opinion, Lincoln, among other things:

•        Reviewed the following documents:

•        Audited financial statements for iLearningEngines for the fiscal years ended December 31, 2019 and December 31, 2020;

•        Internal financial statements for iLearningEngines for the fiscal years ended December 31, 2017 through December 31, 2022;

•        The financial projections for iLearningEngines for the fiscal year ending December 31, 2023 provided by Arrowroot;

•        The pro forma equity ownership table of Arrowroot and an estimated Business Combination sources and uses schedule provided by Arrowroot;

•        A letter addressed to Lincoln by management of Arrowroot which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Lincoln by or on behalf of Arrowroot, dated as of April 26, 2023;

•        A draft of the Merger Agreement, dated as of April 25, 2023;

•        iLearningEngines Investor Presentation, dated February 2023;

•        A draft of the Convertible Note Purchase Agreement, by and among iLearningEngines and the Persons (as defined therein) listed on Exhibit A attached thereto, dated as of April 26, 2023;

•        A draft Form of Subordinated Unsecured Convertible Promissory Note, dated as of April 26, 2023; and

•        Other documents relating to the history, past and current operations, financial condition, and probable future outlook of iLearningEngines provided to Lincoln by the management of each of Arrowroot and iLearningEngines;

•        Discussed the business, financial outlook and prospects of iLearningEngines, as well as the terms and circumstances surrounding the Business Combination, with management of Arrowroot and iLearningEngines;

•        Reviewed certain financial and other information for iLearningEngines and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that Lincoln deemed relevant, none of which was directly comparable to iLearningEngines;

•        Reviewed certain financial and other information for iLearningEngines and the Business Combination, and compared that data and information with certain financial and corresponding data and information for companies that have been subject to change of control M&A transactions and capital raise transactions that Lincoln deemed relevant, none of which was directly comparable to iLearningEngines and the Business Combination;

•        Performed certain valuation and comparative financial analyses including an analysis of selected public companies, an analysis of change of control M&A transactions and an analysis of capital raise transactions that Lincoln deemed relevant; and

•        Considered such other information and financial, economic and market criteria that Lincoln deemed relevant.

In performing its analyses and rendering its opinion with respect to the Business Combination, Lincoln, with Arrowroot’s consent:

•        Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information Lincoln reviewed, and Lincoln did not assume any responsibility for the independent verification of, nor did Lincoln independently verify, any of such information;

•        Relied upon the assurances of the management of Arrowroot that they were unaware of any facts or circumstances that would make such information materially incomplete or misleading;

•        Assumed that the financial forecasts, including the Management Projections, provided to Lincoln by Arrowroot were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of Arrowroot, and Lincoln assumed no responsibility for and expressed no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Management Projections, were based;

•        Assumed that the Business Combination would be consummated in a timely manner that complied in all respects with all applicable federal and state statutes, rules and regulations;

•        Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Business Combination, no modification, delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Arrowroot, iLearningEngines or the Business Combination;

•        Assumed that the Business Combination would be consummated in accordance with the terms outlined by Arrowroot and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that was material to Lincoln’s analysis;

•        Assumed that there would be no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of iLearningEngines since December 31, 2022, the date of the most recent financial statements made available to Lincoln, other than for any such changes that were reflected in the Management Projections;

•        Assumed that the final terms of the Business Combination would not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

•        Assumed that the final versions of all documents conform in all material respects to the drafts reviewed by Lincoln.

Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Lincoln as of the date of Lincoln’s opinion. Although subsequent developments may affect Lincoln’s opinion, Lincoln does not have any obligation to update, revise or reaffirm its opinion.

Lincoln did not evaluate Arrowroot’s or iLearningEngines’ solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Arrowroot or iLearningEngines or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not perform any financial analyses to evaluate the value of Arrowroot or to derive valuation reference ranges for shares of Arrowroot for purposes of comparison with the Merger Consideration or otherwise. Lincoln was not requested to, nor did Lincoln, participate in the negotiation or structuring of the Business Combination. Lincoln was not requested to, nor did Lincoln, seek alternative candidates for the Business Combination.

Lincoln’s opinion (i) did not address the underlying business decision of the Arrowroot Board or Arrowroot to proceed with or effect the Business Combination or the relative merits of the Business Combination as compared to other transaction structures, transactions or business strategies that may be available to Arrowroot or the effect of any other transaction in which Arrowroot might engage, and did not address whether the Merger Consideration is the best possibly attainable under the circumstances, (ii) did not address the capital structure of Arrowroot, whether Arrowroot should be issuing debt or equity securities or a combination of both in connection with the Business Combination or the private placement investments, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination or the private placement investments or the likelihood of closing such financings, (iii) did not constitute advice or a recommendation to the Arrowroot Board, Arrowroot or any security holder as to how they should act, elect to redeem or vote with respect to any matter relating to the Business Combination, (iv) only addresses the fairness from a financial point of view to the Arrowroot Unaffiliated Stockholders of the Merger Consideration to be issued by Arrowroot in the Business Combination and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination or otherwise, (v) did not address the individual circumstances of specific stockholders of Arrowroot with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, and (vi) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor). Lincoln expressed no opinion as to the fairness of any portion or aspect of the Business Combination to (x) the holders of any class of securities, creditors or other constituencies of Arrowroot, iLearningEngines or any other party, except as expressly set forth in its opinion, or (y) any one class or group of Arrowroot’s or iLearningEngines’ security holders, creditors or other constituencies vis-à-vis any other class or group of Arrowroot’s or iLearningEngines’ security holders, creditors or other constituents (including, without limitation, the allocation of any Merger Consideration among or within such classes or groups of security holders, creditors or other constituents). The decision as to whether to proceed with the Business Combination or any related transaction depended on an assessment of various factors, many of which were unrelated to the financial analyses on which Lincoln’s opinion was based.

Lincoln expressed no opinion as to what the market price or value of the stock of Arrowroot would be after the announcement or consummation of the Business Combination (including as compared to the amount which holders of Arrowroot Class A Common Stock may receive on redemption of their shares in connection with Arrowroot share redemptions). Lincoln’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Arrowroot’s or iLearningEngines’ credit worthiness, as tax advice, or as accounting advice. Lincoln also expressed no opinion about the amount or nature of any compensation or equity arrangement to be given to Arrowroot’s or iLearningEngines’ officers, directors or employees, or any class of such persons, in connection with the Business Combination relative to the Merger Consideration in the Business Combination.

Set forth below is a summary of the material financial analyses reviewed by Lincoln with the Arrowroot Board on April 26, 2023 in connection with rendering Lincoln’s opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Lincoln. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by Lincoln. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed before April 26, 2023 and is not necessarily indicative of then-current market conditions.

The following summary of Lincoln’s financial analyses includes information presented in tabular format. Several financial analyses were employed and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide either a particular perspective of the Merger Consideration or the value of iLearningEngines. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute complete analyses. Considering the tables below without considering the full narrative description of Lincoln’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. Lincoln did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the Merger Consideration. Lincoln did not place any specific reliance on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion that the Merger Consideration to be issued by Arrowroot in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to the Arrowroot Unaffiliated Stockholders.

Summary of Lincoln’s Financial Analysis

Implied Enterprise Value of iLearningEngines based on the Merger Consideration

For purposes of Lincoln’s financial analysis below, the Merger Consideration consists of the number of shares of Arrowroot Class A Common Stock equal to (A) the sum of (i) the Base Purchase Price of $1,285 million, minus (ii) the Company Incentive Amount of $0, plus (iii) the aggregate exercise price of Company Warrants of $6 million, minus (iv) the aggregate Company Convertible Note Balance of $17 million, divided by (B) $10.00, resulting in Merger Consideration of 127,456,291 shares of Arrowroot Class A Common Stock. Lincoln calculated the enterprise value of iLearningEngines implied by the Merger Consideration (the “Transaction Enterprise Value”) assuming that the value per share of Arrowroot Class A Common Stock to be issued to iLearningEngines’ stockholders in the Business Combination was $10.00, as directed by management of Arrowroot and for which Lincoln assumed no responsibility and expressed no opinion. Lincoln then made adjustments for cash, debt and other pro forma net debt adjustments to conclude a Transaction Enterprise Value of $1,346 million.

iLearningEngines Merger Consideration(1)

($ in millions, except per share amounts)

Base Purchase Price	$1,285
Company Incentive Amount(2)	0
Aggregate Exercise Price of Warrants	7
Aggregate Amount of Company Convertible Note Balance(3)	(17)
Merger Consideration Numerator	$1,275
Merger Consideration Denominator	$10.00
Merger Consideration (Shares)	127,456,291

____________

(1)      Provided by Arrowroot management

(2)      For purposes of its analysis, Lincoln assumed $0 for Company Incentive Amount. Any assumed amount above $0 for Company Incentive Amount would reduce both the Merger Consideration and Transaction Enterprise Value

(3)      Reflects 2.75x liquidation preference on $6 million of Company convertible notes

iLearningEngines Enterprise Value Implied by the Merger Consideration

($ in millions, except per share amounts)

Merger Consideration (Shares)	127,456,291
Cash Value Per Share	10.00
Implied Cash Value of Merger Consideration	$1,275
Company Debt as of December 31, 2022	68
Company Cash as of December 31, 2022	(1)
Company Convertible Note Balance(4)	17
Cash to Balance Sheet from Convertible Notes	(6)
Aggregate Exercise Price of Company Warrants	(7)
Transaction Enterprise Value of iLearningEngines	$1,346

____________

(4)      Reflects 2.75x liquidation preference on $6 million of iLearningEngines’ convertible notes.

Selected Public Companies Analysis

Lincoln performed a selected public companies analysis for iLearningEngines. Although none of the selected public companies were directly comparable to iLearningEngines, Lincoln identified public companies that operate in the EdTech, Learning Management Systems and Human Capital Management sectors, as Lincoln deemed these to be most comparable from a business operation perspective in its professional judgment and experience, and compared them to iLearningEngines, primarily in terms of their size, historical and projected revenue growth, historical and projected profitability, net working capital requirements, geographic business mix and customer/channel concentration. Lincoln analyzed the selected public companies listed below which are presented in descending order based on projected 2023 revenue growth.:

•        Duolingo, Inc.

•        Paylocity Holding Corporation

•        Docebo Inc.

•        Paycom Software, Inc.

•        Paycor HCM, Inc.

•        Ceridian HCM Holding Inc.

•        Qualtrics International Inc.(1)

•        Workday, Inc.

•        Instructure Holdings, Inc.

•        PowerSchool Holdings, Inc.

____________

(1)      Qualtrics has announced that it is being acquired by Silver Lake Capital. The transaction had not closed as of the date of Lincoln’s analysis.

The table below summarizes implied trading multiples of enterprise value to fiscal year 2022 revenue (“2022A Revenue”) and estimated fiscal year 2023 revenue (“2023P Revenue”) for the selected public companies, in each case as of April 25, 2023. The revenue projections for fiscal year 2023 for the selected public companies were derived based on consensus equity analyst estimates. Lincoln deemed Docebo, Inc. the most comparable publicly traded company from a business operation perspective in its professional judgment and experience.

Selected Public Companies Analysis

Enterprise Value as a Multiple of
Selected Public Companies	2022 Revenue	2023 Revenue
Duolingo, Inc.	16.03x	11.99x
Paylocity Holding Corporation	10.45x	8.14x
Docebo Inc.	7.06x	5.52x
Paycom Software, Inc.	11.88x	9.61x
Paycor HCM, Inc.	8.54x	7.01x
Ceridian HCM Holding Inc.	8.66x	7.24x
Qualtrics International Inc.(1)	7.48x	6.78x
Workday, Inc.	7.49x	6.47x
Instructure Holdings, Inc.	8.71x	7.93x
PowerSchool Holdings, Inc.	7.35x	6.70x

Mean	9.36x	7.74x
Median	8.60x	7.13x

____________

(1)      Qualtrics had announced that it is being acquired by Silver Lake Capital. The transaction had not closed as of the date of Lincoln’s analysis.

	Revenue Growth
	‘18 to ‘22 CAGR	‘19 to ‘22 CAGR	‘20 to ‘22 CAGR	2022	2023
Selected Public Companies
Duolingo, Inc.	NA	73.5%	51.2%	47.3%	33.6%
Paylocity Holding Corporation	22.6%	22.2%	23.2%	36.9%	28.3%
Docebo Inc.	51.6%	51.1%	50.7%	37.1%	27.7%
Paycom Software, Inc.	24.8%	23.1%	27.8%	30.3%	23.6%
Paycor HCM, Inc.	NA	13.8%	14.4%	26.4%	21.9%
Ceridian HCM Holding Inc.	13.9%	14.8%	21.6%	21.7%	19.6%
Qualtrics International Inc.(1)	NA	NA	38.2%	35.6%	15.9%
Workday, Inc.	NA	NA	20.0%	21.0%	15.8%
Instructure Holdings, Inc.	22.7%	22.5%	25.4%	17.2%	9.9%
PowerSchool Holdings, Inc.	NA	20.0%	20.4%	12.9%	9.7%

Mean	22.6%	26.8%	29.3%	28.6%	20.6%
Median	22.7%	22.2%	24.3%	28.3%	20.7%

iLearningEngines	66.4%	51.7%	47.6%	41.8%	35.5%
iLearningEngines Rank (out of 11)	#1	#2	#3	#2	#1

None of the selected public companies were perfectly comparable to iLearningEngines. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex consideration and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of iLearningEngines.

Selected M&A Transactions Analysis

Lincoln reviewed publicly available information related to selected M&A transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s involvement in the EdTech, Learning Management Systems and Human Capital Management sectors, a minimum implied enterprise value of the target in the transaction of $100 million, the transaction being announced or closed in the three years preceding the date of the Opinion, and the availability of public information related to these selected transactions, which Lincoln deemed to be most comparable targets to iLearningEngines from a business comparability perspective in its professional judgment and experience. The table below summarizes observed historical multiples of enterprise value to Last Twelve Months (“LTM”) revenue for the target companies in the selected M&A transactions. The LTM revenue figures for the selected target companies were obtained based on certain publicly available historical financial data for the selected M&A transactions. Lincoln deemed Cornerstone OnDemand, Inc., Pluralsight, Inc. and Saba Software the most comparable targets from a business operations perspective in its professional judgment and experience.

Selected M&A Transactions Analysis

Announcement Date	Target Name	Acquiror Name	Enterprise Value/LTM Revenue
September 2022	KnowBe4, Inc.	Vista Equity Partners	13.03x
June 2022	SumTotal Systems, LLC	Cornerstone OnDemand, Inc.	1.67x
January 2022	InfoSec Institute, Inc.	Education To Go	6.15x
June 2021	edX Inc. (substantially all assets)	2U, Inc.	9.45x
August 2021	Cornerstone OnDemand, Inc.	Clearlake Capital Group, L.P.	6.28x
December 2020	Pluralsight, Inc.	Vista Equity Partners	11.14x
December 2020	RealPage, Inc.	Thoma Bravo, L.P.	9.04x
February 2020	Saba Software	Cornerstone OnDemand, Inc.	5.00x

Mean			7.72x
Median			7.66x

No target company or transaction utilized in the selected M&A transactions analysis was perfectly comparable to iLearningEngines or the Business Combination.

Selected Capital Raise Transactions Analysis

Lincoln reviewed publicly available information related to selected capital raise transactions listed in the table below. The selection of these transactions was based on, Lincoln’s professional judgment and experience regarding comparable targets from a business comparability perspective, which included, among other things, the target company’s involvement in the EdTech, Learning Management Systems and Human Capital Management sectors, a minimum pre-money equity value of the target in the transaction of $100 million, the transaction being announced or closed in the three years preceding the date the Opinion, and the availability of public information related to these selected transactions. The table below summarizes observed historical multiples of each target’s pre-money valuation (“Pre-Money Valuation”) to LTM revenue for the target companies in the selected capital raise transactions. The LTM revenue figures for the selected target companies were obtained based on certain publicly available historical financial data for the selected capital raise transactions.

Selected Capital Raise Transactions Analysis

Year Closed	Target Name	Round	Pre-Money Valuation/LTM Revenue
2021	Lattice	Series E	18.80x
2021	Upgrad Education Private Limited	Later Stage VC	7.19x
2021	BetterUp, Inc.	Series D	15.80x
2020	Eightfold AI Inc.	Series E	8.50x

Mean			12.57x
Median			12.15x

No target company or transaction utilized in the selected capital raise transactions analysis was perfectly comparable to iLearningEngines or the Business Combination.

Summary of Analyses

To estimate a range of enterprise values for iLearningEngines, Lincoln multiplied iLearningEngines’ 2022A Revenue of $309 million by its selected range of enterprise value to 2022A Revenue multiples of 4.50x to 5.50x, and multiplied iLearningEngines’ 2023P Revenue of $419 million (based on the Management Projections) by its selected range of enterprise value to 2023P Revenue multiples of 3.00x to 4.00x. The selected multiples were based on a comparative analysis of iLearningEngines to the selected public companies, targets in the selected M&A transactions and companies in the selected capital raise transactions that considered, among other things, certain quantitative and qualitative factors including, but not limited to, iLearningEngines’ size, historical and projected revenue growth, historical and projected profitability, net working capital requirements, geographic business mix and customer/channel concentration. The selected multiples are below the observed mean and medians of the selected public companies, selected M&A transactions and selected capital raise transactions and generally below or in line with the selected public companies or targets Lincoln deemed most comparable to iLearningEngines. Lincoln’s selected multiples on 2022A Revenue of $309 million implied an enterprise value range of $1,390 million to $1,699 million and its selected multiples on 2023P Revenue of $419 million implied an enterprise value range of $1,256 million to $1,674 million. Lincoln concluded a rounded enterprise value range for iLearningEngines based on the average of these indicated ranges of $1,320 million to $1,690 million, as compared to the Transaction Enterprise Value of $1,346 million.

Lincoln did not include a discounted cash flow-based income approach due to the lack of a financial forecast for iLearningEngines beyond FY2023 that was approved and reviewed by the Arrowroot Board.

Miscellaneous

Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Arrowroot, iLearningEngines and each of their respective affiliates, for which Lincoln and its affiliates would expect to receive compensation. Lincoln was engaged by Arrowroot on March 14, 2023 to render an opinion to the Arrowroot Board as to whether the Merger Consideration to be issued by Arrowroot in the Business Combination was fair, from a financial point of view, to the Arrowroot Unaffiliated Stockholders. Lincoln will receive a fee from Arrowroot for its services of $650,000, of which a portion was payable at the time Lincoln was engaged by Arrowroot, and the remainder of which was earned upon Lincoln having informed the Arrowroot Board that it was prepared to render its opinion. No portion of Lincoln’s fee in connection with the delivery of its opinion is contingent upon either the conclusion reached in its opinion or the consummation of the Business Combination. Pursuant to the engagement letter between Lincoln and Arrowroot, Arrowroot agreed to customary expense reimbursement and indemnification provisions. No other fees have been paid to Lincoln or its affiliates by Arrowroot or iLearningEngines or their respective affiliates during the past two years.

Certain Forecasted Financial Information for iLearningEngines

Arrowroot and iLearningEngines do not as a matter of practice publicly disclose long-term internal projections of future performance, revenue, earnings, financial condition or other results. However, in connection with the Arrowroot Board’s evaluation of the Business Combination, iLearningEngines’ management prepared and provided to the Arrowroot Board and to Arrowroot’s financial advisors certain non-public internal, unaudited prospective financial information of iLearningEngines for fiscal 2023 (the “prospective financial information”). Arrowroot has included the prospective financial information in the tables below to give its stockholders access to certain previously non-public information regarding iLearningEngines, because such information was considered by the Arrowroot Board for purposes of evaluating and approving the Business Combination in April 2023. iLearningEngines prepared the prospective financial information based on management’s reasonable judgment and assumptions regarding the company’s revenue, related cost of sales and operating expenses, including research and development and selling, general and administrative expenses. The inclusion of the prospective financial information should not be regarded as an indication that Arrowroot or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Inclusion of the prospective financial information in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Business Combination.

The prospective financial information of iLearningEngines is subjective in many respects and is thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The prospective financial information are forward-looking statements. While presented in this proxy statement/prospectus with numeric specificity, the prospective financial information set forth below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of iLearningEngines’ management, including, among other reasons, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “iLearningEngines Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts. No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of Arrowroot, WithumSmith+Brown, PC, Arrowroot’s independent registered public accounting firm, and Marcum LLP, iLearningEngines’ independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER ILEARNINGENGINES NOR ARROWROOT INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH PROSPECTIVE FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF ILEARNINGENGINES, ARROWROOT NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY ILEARNINGENGINES STOCKHOLDER, ARROWROOT STOCKHOLDER OR ANY OTHER PERSON THAT THE RESULTS CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION WILL BE ACHIEVED. ARROWROOT DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

The prospective financial information provided to Arrowroot management and reviewed by the Arrowroot Board included the prospective financial information set forth below. This prospective financial information was prepared using a number of assumptions with respect to iLearningEngines’ future growth. Key forecast assumptions made by management include:

•        Revenue growth of approximately 35% as compared to fiscal 2022. Of the $418.6 million total revenue forecasted for fiscal 2023, management estimated that approximately three-quarters of the total related to annual recurring revenue from active maintenance and support contracts as of December 31, 2022. Management also considered the company’s high historical retention and low churn rates, its history of being able to expand its presence within its existing customers, and its sales pipeline with new and existing customers at the time, but no assurance can be provided that historical trends will continue in future periods.

•        Gross margins will remain fairly consistent with recent historical levels at approximately 70% in fiscal 2023. As a result, management assumed that its aggregate costs of sales would increase in fiscal 2023 on an absolute basis as these costs scale with the assumed revenue growth. No assurance can be provided that costs of sales will not increase at higher rates relative to historical levels.

•        Operating margins will remain in the mid-single digits in fiscal 2023 as research and development expenses and selling, general and administrative expenses increase on an absolute basis. Management projected that research and development expenses will increase as investments are made to continue to innovate its platforms and drive future growth. These investments include AI digital asset development and existing AI digital asset maintenance including monitoring, AI model improvements, enhancements, data validation and testing and quality assurance activities. Selling, general and administrative expenses were assumed to increase primarily due to increases in business development expense costs, marketing costs, and proof of concept marketing activities that are intended to drive revenue growth. No assurance can be provided that these operating expenses will not increase at a higher rate than forecasted.

•        These assumptions are not predicated on any cash being available from the Trust Account.

•        The projected financial information does not take into account various macroeconomic conditions that may impact actual results.

The following table sets forth the projected financial information for iLearningEngines:

2023E
(in thousands)
Total Revenue	$418,476
Gross Profit	$286,526
Operating Income	$16,999

Interests of Arrowroot Directors and Officers in the Business Combination

When you consider the recommendation of the Arrowroot Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of Arrowroot’s officers and directors have interests in the Business Combination that may be different from, or in addition to, (or which may conflict with) your interests as a stockholder or warrantholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain current and former members of the Arrowroot Board and officers of an aggregate of 7,187,500 shares of Arrowroot Class B Common Stock and 8,250,000 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $8,280,000 at the time of Arrowroot’s formation and the IPO and would become worthless if Arrowroot does not complete a business combination by the Extension Deadline, as such stockholders have waived any redemption right with respect to those shares. After giving effect to the Business Combination and assuming no forfeiture of the Sponsor Incentive Shares, the Sponsor and certain current and former members of the Arrowroot Board and officers would own up to an aggregate of 7,187,500 shares of Arrowroot Class A Common Stock and 8,250,000 Private Placement Warrants. Such shares have an aggregate market value of approximately $75.4 million, based on the Closing Price of Arrowroot Class A Common Stock of $10.49 on Nasdaq on December 5, 2023;

•        the continued indemnification of current directors and officers of Arrowroot and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that affiliates of our Sponsor have purchased $9,150,000 of Convertible Notes, convertible into an estimated 2,591,645 shares of New iLearningEngines Common Stock;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, and certain current and former officers and directors will lose their entire investment in us if an initial business combination is not completed.

Interests of iLearningEngines Directors and Executive Officers in the Business Combination

When you consider the recommendation of the iLearningEngines Board with respect to approving the Merger Agreement, the Business Combination contemplated by the Merger Agreement and the other transactions contemplated by the Merger Agreement, the stockholders of iLearningEngines should be aware that certain members of the board of directors and executive officers of iLearningEngines have interests in the Business Combination that may be different from, or in addition to (or which may conflict with) the interests of other iLearningEngines stockholders. The iLearningEngines Board was aware of such interests during its deliberations on the merits of the Business Combination and in deciding to recommend that iLearningEngines stockholders submit written consents in favor of the iLearningEngines Business Combination Proposal. In particular:

iLearningEngines’ executive officers are expected to become executive officers of New iLearningEngines upon the Closing. Specifically, the following individuals who are currently executive officers of iLearningEngines are expected to become executive officers of New iLearningEngines upon the closing of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Harish Chidambaran	Chief Executive Officer
S. Farhan Naqvi	Chief Financial Officer
Balakrishnan Arackal	Chief Business Officer
David Samuels	Chief Legal Officer and Executive Vice President — Corporate Affairs
Ramakrishnan Parameswaran	Senior Vice President – Technology and Products

In addition, Harish Chidambaran who is currently a member of the iLearningEngines Board is expected to become a member of the New iLearningEngines board of directors upon the Closing.

All of iLearningEngines’ executive officers and directors as of the date of the Merger Agreement hold iLearningEngines Capital Stock and/or iLearningEngines RSUs, which are, in whole or in part, subject to vesting that is triggered upon the consummation of certain types of transactions, including the transactions contemplated by the Business Combination. The holdings of these executive officers and directors who will continue with New iLearningEngines following the Business Combination are detailed in the section titled: “Security Ownership of Certain Beneficial Owners and Management.” Such executive officers and directors will receive Merger consideration in accordance with the terms of the Merger Agreement and will vest or begin to vest into such Merger consideration as a result of the Business Combination.

Potential Actions to Secure Requisite Stockholder Approvals

In connection with the stockholder vote to approve the Business Combination, the Sponsor and Arrowroot’s Board, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of Arrowroot Class A Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. In connection with an election not to redeem Public Shares by any holder of Public Shares, iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders. For further information, please see the section entitled “The Merger Agreement.” None of the Sponsor or Arrowroot’s board of directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of Arrowroot Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Arrowroot’s Board, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to Arrowroot for use in the Business Combination.

Regulatory Approvals Required for the Business Combination

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and related rules, certain transactions, including the Business Combination, may not be completed until notifications have been given and information is furnished to the Antitrust Division of the DOJ and the FTC and all statutory waiting period requirements have been satisfied. Completion of the Business Combination is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. On May 11, 2023, Arrowroot and iLearningEngines filed the required notification under the HSR Act with respect to the Business Combination with the Antitrust Division of the Department of Justice and the Federal Trade Commission. The required waiting period expired at 11:59 p.m. Eastern Time on June 12, 2023.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. Arrowroot and iLearningEngines are not aware of any other regulatory approvals in the United States required for the consummation of the Business Combination.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as iLearningEngines has been determined to be the accounting acquirer. Under this method of accounting, while Arrowroot is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of iLearningEngines issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of iLearningEngines.

iLearningEngines has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In both minimum and maximum redemption scenarios, iLearningEngines holds majority voting interest (i.e., 50% or more voting interest);

•        The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. iLearningEngines’ existing directors and individuals designated by, or representing, iLearningEngines’ existing stockholders will constitute at least three of the potential seven members of the initial New iLearningEngines Board following the consummation of the Business Combination, whereas one member will be designated by Arrowroot and the remainder to be mutually agreed by iLearningEngines and Arrowroot, indicating iLearningEngines’ existing directors and individuals will have more influence on the board of directors than Arrowroot;

•        The acquirer usually is the combining entity whose former management dominates the management of the combined entity. The representatives of iLearningEngines in the board of directors dominates the management of the combined entity;

•        The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities. iLearningEngines is larger than Arrowroot based on balance sheet composition as of September 30, 2023 as well as revenues and operating income. Therefore, management determined that iLearningEngines’ relative size and scope of business is larger than Arrowroot; and

•        New iLearningEngines will continue to operate under the iLearningEngines tradename and the headquarters of New iLearningEngines will be iLearningEngines’ existing headquarters and the business combination was initiated by iLearningEngines.

Other factors were considered, including the purpose and intent of the Business Combination, noting that the preponderance of evidence as described above is indicative that iLearningEngines is the accounting acquirer in the Business Combination.

Sources and Uses of Funds

The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions of any Public Shares and approximately $46.1 million of cash remaining in the Trust Account:

Sources:		Uses:
($ in millions)
iLearningEngines Rollover Equity	$1,238	iLearningEngines Equity Rollover	$1,238
Proceeds from Trust Account	46	Net Cash on Balance Sheet	122
Proceeds from Debt Financing	100	Transaction Expenses	33
Proceeds from PIPE Financing	8
Existing iLearningEngines Cash on Balance Sheet	1
Total Sources	$1,393	Total Sources	$1,393

The following table summarizes the sources and uses for funding the Business Combination assuming that 1,945,813 Public Shares (4,445,813 Arrowroot Class A Common Stock subject to possible redemption outstanding at September 30, 2023, minus 2,500,000 shares held by Polar and with respect to which Polar has agreed to waive redemption rights as discussed under the section titled “Certain Agreements Related to The Business Combination — Forward Purchase Agreement”) are redeemed for an aggregate redemption payment of approximately $20.2 million. This maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

Sources:		Uses:
($ in millions)
iLearningEngines Rollover Equity	$1,238	iLearningEngines Equity Rollover	$1,238
Proceeds from Trust Account	26	Net Cash on Balance Sheet	102
Proceeds from Debt Financing	100	Transaction Expenses	33
Proceeds from PIPE Financing	8
Existing iLearningEngines Cash on Balance Sheet	1
Total Sources	$1,373	Total Sources	$1,373

All of the sources and uses above are for illustrative purposes only. Where actual amounts are not known or knowable, the figures above represent Arrowroot’s good faith estimate of such amounts.

Satisfaction of 80% Test

Nasdaq rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing a definitive agreement in connection with an initial business combination. The Arrowroot Board has determined that the fair market value of the Business Combination meets this test at the time of execution of the Merger Agreement.

Name; Headquarters of New iLearningEngines

The name of the combined company after the Business Combination will be iLearningEngines, Inc., and its headquarters will be located at 6701 Democracy Blvd, Suite 300, Bethesda, Maryland 20817, and its phone number will be (650) 248-9874.

Board of New iLearningEngines following the Business Combination

Upon the Closing, we anticipate that the New iLearningEngines Board will consist of five members, reclassified into three separate classes, with each class serving a three-year term; except that, with respect to directors elected at the special meeting pursuant to Proposal No. 4 — The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). All of our existing directors of Arrowroot, except for Thomas Olivier, have informed us that they will resign from the Arrowroot Board upon Closing.

Our board of directors has nominated the following individuals for election at our special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal:

•        Class I Directors:    Harish Chidambaran and Balakrishnan Arackal;

•        Class II Directors:    Matthew Barger and Thomas Olivier; and

•        Class III Directors:    Bruce Mehlman.

For additional details, see the sections of this proxy statement/prospectus entitled “Proposal No. 4 — The Election of Directors Proposal” and “Directors and Executive Officers After the Business Combination.”

Redemption Rights

Pursuant to our Existing Charter, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Existing Charter. For illustrative purposes, based on funds in the Trust Account of approximately $46.1 million on September 30, 2023, the estimated per share redemption price would have been approximately $10.36. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of our Arrowroot Class A Common Stock for cash and will no longer own shares of Arrowroot. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Each redemption of Public Shares by our Public Stockholders will decrease the amount in our Trust Account, which held approximately $46.1 million on September 30, 2023. See the section entitled “Special Meeting of Arrowroot Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Appraisal Rights

There are no appraisal rights available to holders of shares of Arrowroot Common Stock or Arrowroot Warrants in connection with the Business Combination under the DGCL.

Ownership of New iLearningEngines After the Closing

As of the Record Date, there are 4,445,813 shares of Arrowroot Class A Common Stock issued and outstanding and 7,187,500 shares of Arrowroot Class B Common Stock issued and outstanding. There were also outstanding an aggregate of 22,625,000 warrants, which includes 8,250,000 Private Placement Warrants and 14,375,000 public warrants. Each warrant entitles the holder thereof to purchase one share of Arrowroot Class A Common Stock and, following the Business Combination, will entitle the holder thereof to purchase one share of New iLearningEngines Common Stock.

Under the “no additional redemptions” scenario, upon completion of the Business Combination, Arrowroot’s public stockholders would retain an ownership interest of approximately 3.1% in New iLearningEngines, the Convertible Note Investors will own approximately 1.5% of New iLearningEngines, the Sponsor and its affiliates and certain current and former directors, as the sole holders of Founder Shares, will retain an ownership interest of approximately 7.2% of New iLearningEngines, the PIPE Investors will own 0.6% of New iLearningEngines, and the iLearningEngines stockholders will own approximately 87.6% of New iLearningEngines.

Under the “50% of maximum redemptions” scenario, upon completion of the Business Combination, Arrowroot’s public stockholders would retain an ownership interest of approximately 2.5% in New iLearningEngines, the Convertible Note Investors will own approximately 1.5% of New iLearningEngines, the PIPE Investor will own 0.6% of New iLearningEngines, the Sponsor and its affiliates and certain current and former directors, as the sole holders of Founder Shares, will retain an ownership interest of approximately 7.3% of New iLearningEngines, and the iLearningEngines stockholders will own approximately 88.2% of New iLearningEngines.

Under the “maximum redemptions” scenario, upon completion of the Business Combination, Arrowroot’s public stockholders would retain an ownership interest of approximately 1.8% in New iLearningEngines, the Convertible Note Investors will own approximately 1.5% of New iLearningEngines, the PIPE Investor will own 0.6% of New iLearningEngines, the Sponsor and its affiliates and certain current and former directors, as the sole holders of Founder Shares, will retain an ownership interest of approximately 7.3% of New iLearningEngines, and the iLearningEngines stockholders will own approximately 88.9% of New iLearningEngines.

The following summarizes the pro forma ownership of New iLearningEngines Common Stock following the Business Combination assuming the no additional redemptions, 50% of maximum redemptions and maximum redemptions scenarios.

The ownership percentages reflected in the table are based upon the number of shares of iLearningEngines Common Stock and Arrowroot Common Stock issued and outstanding as of December 31, 2023 and are subject to the following additional assumptions:

•        the total shares of New iLearningEngines Common Stock to be issued to holders of iLearningEngines Common Stock will be 123,679,901;

•        the exercise of iLearningEngines Warrants pursuant to the Merger Agreement occur on December 31, 2023 and that the Exchange Ratio as of December 31, 2023 is 0.85802;

•        the issuance of the shares of New iLearningEngines Common Stock to the PIPE Investors;

•        all vested restricted stock units as of December 31, 2023 covering shares of New iLearningEngines Common Stock that will be held by equityholders of iLearningEngines immediately following the Effective Time have been converted;

•        no unvested restricted stock units as of December 31, 2023 covering shares of New iLearningEngines Common Stock that will be held by equityholders of iLearningEngines immediately following the Effective Time have been converted;

•        the shares to be issued to iLearningEngines stockholders do not account for the issuance of any additional shares upon the closing of the Business Combination under the 2024 Plan and ESPP;

•        no exercise of Arrowroot Warrants; and

•        no issuance of additional securities by Arrowroot prior to the Effective Time.

If any of these assumptions are not correct, these percentages will be different.

For purposes of the table:

•        Assuming no redemption scenario:    This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.

•        Assuming 50% of maximum redemption scenario:    This presentation assumes that the Public Stockholders holding approximately 22% of the Public Shares exercise redemption rights with respect to their Public Shares (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement). This scenario assumes that 972,906 Public Shares are redeemed for an aggregate redemption payment of approximately $10.08 million, including a pro rata portion of interest accrued on the Trust Account of $0.348 million. This 50% of maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

•        Assuming maximum redemption scenario:    This presentation assumes that the Public Stockholders holding approximately 44% of the Public Shares exercise redemption rights with respect to their Public Shares (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement). This scenario assumes that 1,945,813 Public Shares are redeemed for an aggregate redemption payment of approximately $20.2 million, including a pro rata portion of interest accrued on the Trust Account of $0.697 million. This maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds and certain private placement and debt financing proceeds less transaction expenses and the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

	Assuming No Additional Redemptions		Assuming 50% of Maximum Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Former iLearningEngines equity holders	123,679,901	87.6%	123,679,901	88.2%	123,679,901	88.9%
Former Arrowroot Class A common stockholders	4,445,813	3.1%	3,472,907	2.5%	2,500,000	1.8%
Convertible Notes(1)	2,101,340	1.5%	2,101,340	1.5%	2,101,340	1.5%
PIPE Investors	800,000	0.6%	800,000	0.6%	800,000	0.6%
Sponsor affiliates and certain current and former Arrowroot directors(2)	10,170,879	7.2%	10,170,879	7.3%	10,170,879	7.3%
Total shares of New iLearningEngines Common Stock outstanding at closing	141,197,933	100.0%	140,225,027	100.0%	139,252,120	100.0%

____________

(1)      Excludes Convertible Notes held by affiliates of the Sponsor.

(2)      Excludes 8,250,000 Private Warrants held by the Sponsor and includes 2,591,645 shares from conversion of Convertible Notes from Arrowroot Capital and 391,734 shares from conversion of Arrowroot Promissory Notes.

Stockholders will experience additional dilution to the extent New iLearningEngines issues additional shares of New iLearningEngines Common Stock after the closing of the Business Combination. The table above excludes (a) 22,625,000 shares of New iLearningEngines Common Stock that will be issuable upon the exercise of the 8,250,000 Private Placement Warrants and 14,375,000 public warrants; (b) 127,115 shares of New iLearningEngines Common Stock that will be issuable upon the conversion of unvested iLearningEngines RSUs; (c) [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the 2024 Plan in the “no additional redemptions” scenario, [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the 2024 Plan in the “50% of maximum redemptions” scenario and [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the 2024 Plan in the “maximum redemptions” scenario; and (d) [•] shares of New iLearningEngines Common Stock that will be available for issuance under the ESPP in the “no additional redemptions” scenario, [•] shares of New iLearningEngines Common Stock that will be available for issuance under the ESPP in the “50% of maximum redemptions” scenario and [•] shares of New iLearningEngines Common Stock that will initially be available for issuance under the ESPP in the “maximum redemptions” scenario. The following table illustrates the impact on relative ownership levels assuming the issuance of all such shares:

	Assuming No Additional Redemptions			Assuming 50% of Maximum Redemptions			Assuming Maximum Redemptions
	Shares	Percentage		Shares	Percentage		Shares	Percentage
Total shares of New iLearningEngines Common Stock outstanding at closing	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares underlying public warrants	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares underlying Private Placement Warrants	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
PIPE Investors	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares underlying New iLearningEngines Assumed RSUs	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares initially reserved for issuance under the 2024 Plan(a)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Shares initially reserved for issuance under the ESPP(b)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Total shares	[•]	100.0%		[•]	100.0%		[•]	100.0%

____________

(a)      Subject to the discretion of New iLearningEngines Board, on the first trading day in January each calendar year, beginning with 202[•], and continuing through          , the number of shares of New iLearningEngines Common Stock available for issuance under the 2024 Plan will automatically increase by five percent (5%) of the total number of shares of New iLearningEngines Common Stock outstanding on the last trading day of December of the immediately preceding calendar year.

(b)      Subject to the discretion of New iLearningEngines Board, on the first trading day in January each calendar year, beginning with 202[•], and continuing through          , the number of shares of New iLearningEngines Common Stock available for issuance under the ESPP will automatically increase by one percent (1%) of the total number of shares of New iLearningEngines Common Stock outstanding on the last trading day of December of the immediately preceding calendar year.

Vote Required for Approval

The Business Combination Proposal is conditioned on the approval of the Nasdaq Proposal and the Organizational Documents Proposal at the special meeting.

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted if a majority of the votes cast in person online or by proxy at the special meeting vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting or a broker non-vote will have no effect on the outcome of the vote on the Business Combination Proposal.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE ARROWROOT BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Arrowroot, Merger Sub, or iLearningEngines. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Arrowroot and Merger Sub, on the one hand, and iLearningEngines, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Arrowroot and iLearningEngines do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Arrowroot or iLearningEngines, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Arrowroot, Merger Sub, and iLearningEngines, and are modified by the disclosure schedules.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

General: Structure of the Business Combination

On April 27, 2023, Arrowroot, Merger Sub and iLearningEngines entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into iLearningEngines, with iLearningEngines surviving such merger as a wholly-owned subsidiary of Arrowroot. The terms of the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Merger and the other transactions contemplated thereby, are summarized below.

The Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in such certificate of merger. The parties will hold the Closing immediately prior to such filing of a certificate of merger on the Closing Date which date will occur as promptly as practicable, but in no event later than three business days, following the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or on such other date, time or place as Arrowroot and iLearningEngines may mutually agree.

Conversion of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of Arrowroot, Merger Sub, iLearningEngines or the holders of any of iLearningEngines’ securities:

•        each share of iLearningEngines Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the number of shares of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio without interest;

•        all shares of iLearningEngines Common Stock held in the treasury of iLearningEngines will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto;

•        each outstanding vested iLearningEngines RSU or portion thereof shall be cancelled and converted into the right to receive, subject to settlement and delivery in accordance with the iLearningEngines plan, a number of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio;

•        each outstanding and unvested iLearningEngines RSU or portion thereof shall be cancelled and converted into the right to receive a number of restricted stock units issued by Arrowroot equal to a number of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio, with substantially the same terms and conditions as were applicable to such outstanding and unvested iLearningEngines RSU immediately prior to the Effective Time, except that such iLearningEngines RSU shall relate to the Arrowroot Class A Common Stock;

•        each share of vested iLearningEngines restricted stock shall be cancelled and converted into the right to receive a number of New iLearningEngines Common Stock equal to the product of such shares and the Exchange Ratio;

•        each share of unvested iLearningEngines restricted stock shall be cancelled and converted into the right to receive a number of restricted shares of Arrowroot Class A Common Stock equal to the product of such shares and the Exchange Ratio, with substantially the same terms and conditions as were applicable to such unvested iLearningEngines restricted stock immediately prior to the Effective Time, which shares shall be restricted subject to vesting on the books and records of iLearningEngines;

•        each outstanding Convertible Note will automatically be converted into the right to receive a number of shares of Arrowroot Class A Common Stock equal to the Convertible Note Balance divided by $10.00; and

•        each iLearningEngines Warrant that is outstanding and unexercised immediately prior to the Effective Time will be converted into the right to receive a number of shares of Arrowroot Class A Common Stock determined in accordance with the terms of such iLearningEngines Warrant.

Pursuant to the terms of the Charter, each outstanding share of Arrowroot Class B Common Stock will be converted into one share of Arrowroot Class A Common Stock and will no longer be outstanding and will cease to exist and each holder of Arrowroot Class B Common Stock will thereafter cease to have any rights with respect to such securities.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants of Arrowroot, Merger Sub and iLearningEngines relating to, among other things, their ability to enter into the Merger Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and will not survive the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and should not be relied on by you as characterizations of the actual state of facts about the respective parties.

The Merger Agreement contains representations and warranties made by iLearningEngines to Arrowroot and Merger Sub relating to a number of matters, including the following:

•        iLearningEngines organization;

•        subsidiaries;

•        due authorization;

•        no conflict

•        governmental authorities; consents

•        capitalization of iLearningEngines and its subsidiaries

•        financial statements;

•        absence of undisclosed liabilities;

•        litigation and proceedings;

•        legal compliance;

•        contracts; no defaults;

•        iLearningEngines benefit plans;

•        labor relations; employees;

•        taxes;

•        brokers’ fees;

•        insurance;

•        licenses;

•        equipment and other tangible property;

•        real property;

•        intellectual property;

•        privacy and cybersecurity;

•        environmental matters;

•        absence of changes;

•        anti-corruption compliance;

•        sanctions and international trade compliance;

•        vendors;

•        customers; and

•        government contracts.

The Merger Agreement contains representations and warranties made by Arrowroot and Merger Sub to iLearningEngines relating to a number of matters, including the following:

•        corporate organization;

•        no substantial government ownership interest;

•        due authorization;

•        no conflict;

•        litigation and proceeding;

•        SEC filings;

•        internal controls; Nasdaq listing; financial statements;

•        governmental authorities; consents;

•        trust account;

•        Investment Company Act; JOBS Act;

•        absence of changes;

•        no undisclosed liabilities;

•        capitalization of acquiror;

•        brokers’ fees;

•        indebtedness;

•        taxes;

•        business activities

•        stock market quotation;

•        interested party transactions;

•        non-foreign representation;

•        opinion of financial advisor; and

•        no outside reliance.

No Survival

The representations and warranties of iLearningEngines, Arrowroot and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time, and only the covenants and agreements that by their terms survive the Effective Time and certain miscellaneous provisions of the Merger Agreement will survive the Effective Time.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the conditions to the Closing (other than those conditions that by their nature are to be satisfied at the Closing, but are subject to the satisfaction or waiver of those conditions at such time).

Conduct of Business Pending the Merger

iLearningEngines agreed that, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, except as (a) expressly contemplated by any other provision of the Merger Agreement or any ancillary agreement thereto, (b) as required by applicable Law, (c) as consented to by Arrowroot in writing, (d) as required to comply with COVID-19 measures or (e) in connection with any commercially reasonable action taken or not taken by iLearningEngines or any of its subsidiaries in good faith to mitigate the risk to iLearningEngines or any of its subsidiaries as a result of COVID-19, it will use reasonable best efforts to operate the business of iLearningEngines in the ordinary course of business, including, but not limited to, continuing to maintain its relationship with customers, suppliers and vendors, accrue and collect accounts receivable, accrue and pay accounts payable and other expenses, and establish reserves for uncollectible accounts and doubtful receivables consistent with custom and past practice.

In addition to the general covenants above, iLearningEngines agreed that prior to the Effective Time, subject to specified exceptions set forth below and in iLearningEngines’ Schedules, or as required by applicable law, it will not, and will cause its subsidiaries not to, without the prior written consent of Arrowroot (which consent may not be unreasonably withheld, conditioned, delayed or denied):

•        materially amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of iLearningEngines or any of its subsidiaries or form or cause to be formed any new subsidiary of iLearningEngines;

•        make or declare any dividend or distribution to the stockholders of iLearningEngines or make any other distributions in respect of any of iLearningEngines Common Stock or equity interests;

•        split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of iLearningEngines’ or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of the Company that remains a wholly owned subsidiary of the Company after consummation of such transaction;

•        purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of iLearningEngines or its subsidiaries, except for (i) the acquisition by iLearningEngines or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of iLearningEngines or its subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between iLearningEngines and any wholly owned subsidiary of iLearningEngines or between wholly owned subsidiaries of iLearningEngines;

•        except in the ordinary course of business consistent with past practice or transactions between iLearningEngines and its wholly owned subsidiaries: (i) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contract or real property lease or (ii) waive, delay the exercise of, release or assign any material rights or claims under any material contract or real property lease;

•        sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of iLearningEngines or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment and (ii) transactions among iLearningEngines and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•        acquire any ownership interest in any real property;

•        except as otherwise required by existing iLearningEngines benefit plans, (i) grant any severance, retention, change in control or termination or similar pay, or any award under any iLearningEngines benefit plan (including any cash or equity or equity-based incentive), except in connection with the promotion, hiring or termination of employment of any employee of the Company or its subsidiaries in the ordinary course of business consistent with past practice (and otherwise consistent with the terms herein), (ii) make any change in the key management structure of iLearningEngines or any of its subsidiaries, including the (x) hiring of additional employees with annual compensation in excess of $200,000 or additional officers or the (y) termination of existing employees with annual compensation in excess of $200,000 or existing officers, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any iLearningEngines benefit plan, (iv) increase the annual base salary or bonus opportunity of any employee, officer, director or other individual service provider with annual compensation in excess of $200,000, (v) establish any trust or take any other action to secure the payment of any compensation payable by iLearningEngines or any of its subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by iLearningEngines or any of its subsidiaries;

•        (i) make or change any material tax election, (ii) materially amend, modify, or otherwise change any filed material tax Return, (iii) change any material accounting method in respect of taxes, (iv) enter into any material “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) or any tax sharing, indemnification, or similar agreement (other than any commercial contract not primarily related to taxes), (v) settle any material claim or assessment in respect of taxes, (vi) knowingly surrender or allow to expire any right to claim a material refund of taxes, or (vii) consent to any extension or waiver of the statute of limitation applicable to any claim or assessment in respect of material taxes (other than customary extensions of the due date for filing a tax Return);

•        enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other affiliates of iLearningEngines, other than payments or distributions relating to obligations in respect of arms-length commercial transactions existing on the date of the Merger Agreement;

•        take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations;

•        issue any additional shares of iLearningEngines Common Stock or securities exercisable for or convertible into iLearningEngines Common Stock, other than (A) the issuance of iLearningEngines Common Stock upon the exercise or settlement of iLearningEngines Warrants or iLearningEngines RSUs in the ordinary course of business, in each case, outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, or (B) in connection with a Permitted Interim Financing;

•        adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of iLearningEngines or its subsidiaries (other than the Business Combination);

•        waive, release, settle, compromise or otherwise resolve any action, litigation or other proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $200,000 in the aggregate;

•        sell, assign, lease, license, sublicense, covenant not to assert, encumber, cancel, dispose of, abandon, fail to maintain, permit to lapse or expire, convey, or otherwise transfer (or agree to do any of the foregoing with respect to), any material intellectual property outside of the ordinary course of business;

•        disclose or agree to disclose any trade secret or any other material confidential or proprietary information, know-how or process of iLearningEngines or any of its subsidiaries, in each case other than in the ordinary course of business consistent with past practice and pursuant to customary contractual obligations to maintain the confidentiality thereof;

•        make or commit to make capital expenditures in excess of amounts set forth in the company disclosure letter, in the aggregate;

•        enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of iLearningEngines or its subsidiaries as the bargaining representative for any employees of iLearningEngines

•        (i) limit the right of iLearningEngines or any of iLearningEngines’ subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of iLearningEngines and its subsidiaries, taken as a whole;

•        terminate without replacement or amend in a manner materially detrimental to iLearningEngines and its subsidiaries, taken as a whole, any insurance policy insuring the business of iLearningEngines or any of iLearningEngines’ subsidiaries;

•        incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, issue or sell any debt securities or any rights to acquire debt securities of iLearningEngines or any of its subsidiaries, incur any liens other than permitted liens, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with a Permitted Interim Financing;

•        repay or otherwise satisfy any amounts outstanding in respect of any securities issued in connection with any Permitted Interim Financing that are convertible into or exercisable for iLearningEngines’ Common Stock; or

•        enter into any agreement to do any action prohibited in the foregoing.

Arrowroot agreed that, except as expressly contemplated by the Merger Agreement or except as required by applicable law, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time, unless iLearningEngines otherwise consents in writing (which may not unreasonably be conditioned, withheld, delayed or denied), Arrowroot will, and will cause Merger Sub to, operate their respective businesses in the ordinary course of business and in a manner consistent with past practice. In addition, Arrowroot and Merger Sub have agreed that prior to the Effective Time, subject to specified exceptions, they will not, without the prior written consent of iLearningEngines (which may not be unreasonably withheld, conditioned or delayed):

•        seek any approval from the Arrowroot stockholders to change, modify or amend its trust agreement or the governing documents of Arrowroot or Merger Sub, except as contemplated by the Arrowroot Proposals;

•        (i) make or declare any dividend or distribution to the Arrowroot stockholders or make any other distributions in respect of any of Arrowroot’s equity interests or Merger Sub’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Arrowroot’s equity interests or Merger Sub capital stock, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Arrowroot or Merger Sub, other than a redemption of shares of Arrowroot Class A Common Stock made as part of the Arrowroot share redemptions;

•        (i) make or change any material tax election, (ii) materially amend, modify, or otherwise change any filed material tax return, (iii) change any material accounting method in respect of taxes, (iv) enter into any material “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax law) or any tax sharing, indemnification, or similar agreement (other than any commercial contract not primarily related to taxes), (v) settle any material claim or assessment in respect of taxes, (vi) knowingly surrender or allow to expire any right to claim a material refund of taxes, or (vii) consent to any extension or waiver of the statute of limitation applicable to any claim or assessment in respect of material taxes (other than customary extensions of the due date for filing a tax return);

•        take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations thereunder;

•        enter into, renew or amend in any material respect, any transaction or contract with an affiliate of Arrowroot or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

•        incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the iLearningEngines or any of the iLearningEngines’ subsidiaries or guaranty any debt securities of another person, other than certain exceptions as provided in the Merger Agreement;

•        (i) issue or promise to issue any Arrowroot capital stock or securities exercisable for or convertible into Arrowroot capital stock, other than the issuance of the shares of Arrowroot Class A Common Stock comprising the Merger Consideration, (ii) grant any options, warrants or other equity-based awards with respect to Arrowroot capital stock not outstanding on the date hereof, or (iii) amend, modify or waive any of the material terms or rights set forth in any Arrowroot Warrants or the Arrowroot Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•        enter into any agreement to do any action prohibited by the foregoing.

Additional Agreements

iLearningEngines agreed to use reasonable best efforts to cause each of the Key Company Stockholders to execute and deliver to iLearningEngines and Arrowroot a Stockholder Support Agreement within twenty-four (24) hours after the execution and delivery of the Merger Agreement, the failure of which would have provided Arrowroot a right to terminate the Merger Agreement. Such Stockholder Support Agreement was delivered within the prescribed twenty-four (24) hour period.

As promptly as practicable after the execution of the Merger Agreement, Arrowroot agreed to prepare and file with the SEC this Registration Statement in connection with the registration under the Securities Act of the shares of Arrowroot Class A Common Stock to be issued to the stockholders of iLearningEngines pursuant to the Merger Agreement, which Registration Statement includes a proxy statement/prospectus containing a proxy statement in preliminary form relating to the meeting of Arrowroot’s stockholders (including any adjournment or postponement thereof) to be held to consider the proposals.

Arrowroot Stockholders’ Meeting

Arrowroot agreed to call and hold the special meeting as promptly as after the date on which this Registration Statement becomes effective for the purpose of voting solely upon the Arrowroot Proposals, and to use its reasonable best efforts to hold the special meeting as soon as practicable after the date on which this Registration Statement becomes effective; provided, that Arrowroot may (or, upon the receipt of a request to do so from iLearningEngines, will) postpone or adjourn the special meeting on one or more occasions for up to 45 days in the aggregate to the extent that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the Arrowroot Proposals or otherwise take actions consistent with Arrowroot’s obligations. Arrowroot has agreed to use its reasonable best efforts to obtain the approval of the Arrowroot Proposals at the special meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Arrowroot Proposals, and to take all other action necessary or advisable to secure the required vote or consent of its stockholders. Arrowroot agreed, through the Arrowroot Board, to recommend to its stockholders that they approve the Arrowroot Proposals and to include the recommendation of the Arrowroot Board in this proxy statement/prospectus. Neither the Arrowroot Board nor any committee thereof may: (a) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the Arrowroot Proposals, or fail to include the Arrowroot Proposals in the proxy statement; or (b) approve, recommend or declare advisable (or publicly propose to do so) any merger, consolidation, or acquisition of stock or assets or any other business combination involving Arrowroot and any other corporation, partnership or other business organization other than iLearningEngines and iLearningEngines’ subsidiaries (any action described in clauses (a) through (b) being referred to as a “Arrowroot Change in Recommendation”). Notwithstanding the foregoing, if the Arrowroot Board, after consultation with its outside legal counsel, determines in good faith that failure to effect a Arrowroot Change in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of Arrowroot under applicable law, then the Arrowroot Board may effect a Arrowroot Change in Recommendation so long as Arrowroot (to the extent lawful and reasonably practicable) first provides iLearningEngines with at least 48 hours advance written notice of such withdrawal or modification.

Notwithstanding (a) any Arrowroot Change in Recommendation, (b) the making of any inquiry or proposal with respect to a Arrowroot Alternative Transaction or (c) anything to the contrary contained herein, unless the Merger Agreement has been earlier validly terminated, (i) in no event will Arrowroot or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Arrowroot Alternative Transaction or terminate the Merger Agreement in connection therewith and (ii) Arrowroot and Merger Sub will otherwise remain subject to the terms of the Merger Agreement, including Arrowroot’s obligation to use reasonable best efforts to obtain the approval of the Proposals at the special meeting.

Exclusivity

From the date of the Merger Agreement and ending on the earlier of (a) the Closing and (b) the valid termination of the Merger Agreement, none of iLearningEngines, Arrowroot or Merger Sub will, and iLearningEngines, Arrowroot and Merger Sub will cause their respective affiliates and subsidiaries and its and their respective representatives not to, directly or indirectly, (i) encourage, solicit, facilitate, continue inquiries regarding any offer, inquiry, proposal or indication of interest concerning any Alternative Transaction, (ii) enter into discussions or negotiations with, or provide any information to, any person concerning an Alternative Transaction; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Alternative Transaction.

Stock Exchange Listing

Arrowroot will use its reasonable best efforts to cause the Arrowroot Class A Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq at the Closing. Until the Closing, Arrowroot will use its reasonable best efforts to keep the Arrowroot Units, Arrowroot Class A Common Stock and Public Warrants listed for trading on Nasdaq.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•        iLearningEngines and Arrowroot providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•        director and officer indemnification;

•        prompt notification of certain matters;

•        iLearningEngines, Arrowroot and Merger Sub using reasonable best efforts to consummate the Business Combination;

•        the Convertible Note Investment and the conversion of the Convertible Notes;

•        public announcements relating to the Business Combination;

•        the intended tax treatment of the Business Combination;

•        cooperation regarding any filings required under the HSR Act;

•        Arrowroot making disbursements from the Trust Account; and

•        iLearningEngines using reasonable best efforts to deliver any required financial statements.

Conditions to Closing of the Merger Agreement

Mutual Conditions

The obligations of iLearningEngines, Arrowroot and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

•        the written consent of the requisite shareholders of iLearningEngines having been delivered to Arrowroot;

•        the Arrowroot Board Recommendations having each been approved and adopted by the requisite affirmative vote of Arrowroot stockholders at the special meeting in accordance with the DGCL, Arrowroot’s organizational documents and the rules and regulations of the Nasdaq;

•        no governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions contemplated by the Business Combination illegal or otherwise prohibiting the consummation of the Business Combination and such transactions;

•        all required filings under HSR Act having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act having expired or been terminated;

•        the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

•        the shares of Arrowroot Class A Common Stock, to be issued pursuant to the Merger Agreement and in connection with the Convertible Note Investment, having been listed on the Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the Closing; and

•        Arrowroot having at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the redemption of public shares by Arrowroot’s public stockholders in accordance with Arrowroot’s organizational documents).

Arrowroot and Merger Sub Conditions

The obligations of Arrowroot and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

•        the accuracy of the representations and warranties of iLearningEngines as determined in accordance with the Merger Agreement;

•        iLearningEngines having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; and

•        no Company Material Adverse Effect (as defined below) having occurred between the date of the Merger Agreement and the Effective Time.

Some of the conditions to Arrowroot’s obligations are qualified by the concept of a “Company Material Adverse Effect.” Under the terms of the Merger Agreement, a “Company Material Adverse Effect” means any event, change, state of facts, development, circumstance, occurrence or effect (collectively “Effect”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the iLearningEngines and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the iLearningEngines to consummate the Business Combination; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” pursuant to clause (i) above: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including, for the avoidance of doubt, COVID-19) or change in climate (including any effect directly resulting from, directly arising from or otherwise directly related to such natural disaster, pandemic, or change in climate), (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the iLearningEngines to meet any projections or forecasts (provided that clause (f) shall not prevent any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts from being taken into account in determining if a Company Material Adverse Effect has occurred), (g) any Events generally applicable to the industries or markets in which the iLearningEngines and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), or (h) the announcement of this Agreement or execution, pendency, negotiation or consummation of the Transactions, including any termination of, reduction in the scope of, or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on, relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the iLearningEngines and its, (i) actions taken by, or at the written request of, Arrowroot or Merger Sub, (j) any action referred to in Section 6.1 taken by the iLearningEngines with Arrowroot’s consent, or (k) the failure to take any action referred to in Section 6.1 that was not taken by the iLearningEngines because Arrowroot withheld its consent; provided that, with respect to clauses (j) and (k), the Event underlying such action or inaction may be taken into account in determining a Company Material Adverse Effect; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the iLearningEngines and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the iLearningEngines and its subsidiaries .conduct their respective operations, but only to the extent of the incremental disproportionate effect on the iLearningEngines and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the iLearningEngines and its subsidiaries conduct their respective operations.

iLearningEngines Conditions

•        The obligations of iLearningEngines to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Effective Time of the following additional conditions:

•        the accuracy of the representations and warranties of Arrowroot and Merger Sub as determined in accordance with the Merger Agreement;

•        Arrowroot having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

•        no Acquiror Material Adverse Effect (as defined below) having occurred between the date of the Merger Agreement and the Effective Time;

•        the Available Acquiror Cash shall be no less than the Minimum Cash Amount (as defined in the Merger Agreement);

•        the market value of publicly held shares (as defined in Nasdaq’s listing requirements) of the outstanding Arrowroot Class A Common Stock (excluding any shares held by Arrowroot and certain related parties), after certain adjustments specified in the Merger Agreement, greater than or equal to $100,000,000; and

•        except for the people identified in the company disclosure letter, the directors and officers of Arrowroot will have resigned, effective as of the Effective Time.

Some of the conditions to iLearningEngines’ obligations are qualified by the concept of a “Acquiror Material Adverse Effect.” Under the terms of the Merger Agreement, a “Acquiror Material Adverse Effect” means any Effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Arrowroot and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Arrowroot or Merger Sub to enter into and perform their obligations under the Merger Agreement and consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Material Adverse Effect” pursuant to clause (i) above: (a) any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by the Merger Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including, for the avoidance of doubt, COVID-19) or change in climate (including any effect directly resulting from, directly arising from or otherwise directly related to such natural disaster, pandemic, or change in climate), (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any Event attributable to the announcement of the Merger Agreement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions, or (g) actions taken by, or at the written request of, iLearningEngines; provided, further, that any Event referred to in clauses (a), (b), (d), (e) above may be taken into account in determining if an Acquiror Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Arrowroot and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry or geography in which the Arrowroot and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Arrowroot and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry or geography in which the Arrowroot and its subsidiaries conduct their respective operations.

Termination

The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of iLearningEngines or Arrowroot, as follows:

•        by mutual written consent of iLearningEngines and Arrowroot;

•        by iLearningEngines or Arrowroot if the Business Combination is permanently enjoined or prevented by the terms of a final, non-appealable order, judgement, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, or a statute, rule, or regulation;

•        by iLearningEngines if the approval of the stockholders of Arrowroot is not obtained at the Special Meeting, subject to any adjournment, postponement, or recess of the meeting;

•        by iLearningEngines if the Arrowroot Board withdraws, amends, qualifies or modifies its recommendations to vote in favor of the Business Combination and the other proposals in connection with the same;

•        by written notice from the other party if either party has breached any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to the Business Combination would not be satisfied at the Closing Date (a “Terminating Breach”), except that, if such Terminating Breach is curable through the exercise of the other party’s reasonable best efforts, then, for a period of 30 days after the other party receives written notice from such party of such breach (the “Cure Period”), such termination will not be effective, and such termination will only become effective if the Terminating Breach is not cured within the Cure Period or the Closing has not occurred on or before November 30, 2023;

•        by Arrowroot if the Requisite Approval is not obtained within two (2) Business Days (as defined in the Merger Agreement) after the Registration Statement is declared effective by the SEC; or

•        by written notice to Arrowroot from iLearningEngines if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Arrowroot or Merger Sub set forth in the Merger Agreement, such that the conditions specified with respect to (a) a Terminating Acquiror Breach, except that, if any such Terminating Acquiror Breach is curable by Arrowroot through the exercise of its reasonable best efforts, then, during Acquiror Cure Period, such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement end date, unless iLearningEngines is in material breach.

Effect of Termination

If the Merger Agreement is terminated, the agreement will become void, and there will be no liability under the Merger Agreement on the part of any party thereto, except as set forth in the Merger Agreement or in the case of termination subsequent to fraud or a willful material breach of the Merger Agreement by a party thereto.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. Copies of the form of Stockholder Support Agreement, Sponsor Support Agreement, Convertible Note Purchase Agreement, Convertible Note, Amended and Restated Registration Rights Agreement, and Forward Purchase Agreement are attached hereto as Annex F, Annex G, Annex H, Annex I, Annex J and Annex K, respectively. You are encouraged to read the Related Agreements in their entirety.

Stockholder Support Agreement

Concurrently with the execution of the Merger Agreement, Arrowroot, iLearningEngines, and the stockholders of iLearningEngines holding sufficient shares of iLearningEngines common stock to meet the Requisite Approval entered into the Stockholder Support Agreement, pursuant to which, among other things, such stockholders of iLearningEngines agreed to: (i) not transfer, arrange to transfer or announce any transfer of any iLearningEngines shares such stockholders holds or may acquire, other than transfers to other stockholders of iLearningEngines that are party to the Stockholder Support Agreement, transfers for estate planning purposes or pursuant to intestacy laws, transfers that are a distribution to partners, members or affiliates of such stockholder or transfers of Incentive Shares; (ii) approve and adopt the Merger Agreement, the ancillary agreements thereto and the transactions contemplated thereby, (iii) vote against or withhold consent with respect to any merger, purchase of all or substantially all of iLearningEngines’ assets or other business combination transactions other than the Business Combination, (iv) vote against or withhold consent any proposal, action or agreement that would impede or frustrate the Business Combination, result in a breach of any representation, warranty or covenant in the Merger Agreement or result in a condition to the Business Combination being unfulfilled, (v) not commence or join any class in a class action challenging the validity of the Business Combination or alleging a breach of fiduciary duty by any person in connection with the Business Combination, and (vi) waive dissenters’ rights, appraisal rights or similar rights under Delaware law. The Stockholder Support Agreement will terminate upon the earliest to occur of: (i) the effective time of the Merger Agreement, (ii) the termination of the Merger Agreement and (iii) as to each iLearningEngines stockholder a party thereto, upon the written agreement of Arrowroot, iLearningEngines and such iLearningEngines stockholder.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Arrowroot entered into the Sponsor Support Agreement with the Sponsor, Dixon Doll, Will Semple and iLearningEngines, pursuant to which each of the Sponsor and Messrs. Doll and Semple agreed to (i) vote all shares of Arrowroot Common Stock held by such person in favor of the Business Combination, (ii) discharge any Excess Transaction Expenses (as defined in the Merger Agreement) by payment in cash or elect, at the option of such person, to have Arrowroot discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of Arrowroot Common Stock held by such person (or any combination thereof), (iii) loan all amounts contemplated by the proxy statement filed by Arrowroot on or about February 13, 2023, pursuant to which the Arrowroot stockholders approved the extension deadline by which Arrowroot must complete its business combination to July 6, 2023, including any amounts required in connection with any additional extension of such deadline, (iv) contribute the Sponsor Incentive Shares (as defined in the Merger Agreement), (v) waive any adjustment to the conversion ratio set forth in the governing documents of Arrowroot or any other anti-dilution or similar protection with respect to the Class B Common Stock of Arrowroot, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in Arrowroot’s by-laws, in each case, on the terms and subject to the conditions set forth therein.

Convertible Note Purchase Agreement

On April 27, 2023, iLearningEngines entered into a convertible note purchase agreement, with Convertible Note Investors, pursuant to which, among other things, iLearningEngines may issue and sell to the Convertible Note Investors convertible notes due in October 2025 with aggregate principal amount of up to $50,000,000, of which iLearningEngines has issued and sold Convertible Notes with aggregate principal amount of $16,650,000.

Each Convertible Note accrues interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each Convertible Note will automatically convert into Convertible Note Shares. Affiliates of our Sponsor have purchased $9,150,000 of Convertible Notes, convertible into an estimated 2,591,645 shares of New iLearningEngines Common Stock. The Convertible Note Purchase Agreement is attached to this proxy statement/prospectus as Annex H and the form of convertible note issued or to be issued pursuant to the Convertible Note Purchase Agreement is attached to this proxy statement/prospectus as Annex I. The Convertible Note Purchase Agreement contains customary representations and warranties of iLearningEngines, on the one hand, and each Convertible Note Investor, on the other hand.

The initial closing of the sale of Convertible Notes pursuant to the Convertible Note Purchase Agreement occurred concurrently with the execution of the Convertible Note Purchase Agreement. To date, iLearningEngines has issued and sold Convertible Notes in the aggregate principal amount of $16,650,000 and is able to sell and issue, from time to time, additional Convertible Notes in the aggregate principal amount of up to $33,350,000. The purpose of the Convertible Note Investment is to raise additional capital for use by iLearningEngines prior to the consummation of the Business Combination.

To the extent iLearningEngines elects to sell additional Convertible Notes, the Sponsor will have a 5-day right of first offer. The Convertible Notes are subject to “most favored nations” provision in favor of the Convertible Note Investors, such that the Convertible Note Investors are entitled to elect to amend and restate the Convertible Notes held by them to be identical to the economic terms of any other subsequent convertible promissory note issued by iLearningEngines.

iLearningEngines has agreed to provide each Convertible Note Investor with a reciprocal waiver, amendment or repeal in the same proportion as any release by New iLearningEngines from any lock-up or market standoff provision applicable to any director, officer or holder of more than one percent (1%) of the outstanding capital stock of New iLearningEngines, provided that such release shall not be applied in the event of (i) permission granted to any stockholder of New iLearningEngines to sell or otherwise transfer or dispose of New iLearningEngines Common Stock with aggregate value less than or equal to $250,000, or (ii) any underwritten public offering, subject to any contractual registration rights the Convertible Note Investor may have.

Amended and Restated Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New iLearningEngines, the Sponsor, the independent directors of Arrowroot, certain significant securityholders of iLearningEngines and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement pursuant to which New iLearningEngines will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New iLearningEngines Common Stock and other equity securities of New iLearningEngines that are held by the parties thereto from time to time. Additionally, the Registration Rights Agreement will contain certain restrictions on transfer with respect to the securities of New iLearningEngines held by the Sponsor or the former iLearningEngines securityholders immediately following Closing. Such restrictions will begin at the Closing and terminate on the one (1) year anniversary of the Closing (subject to early termination (a) if the closing price of the New iLearningEngines Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing at least 150 days after the Closing or (b) upon the consummation of a change of control).

Forward Purchase Agreement

On April 26, 2023, Arrowroot and Polar entered into the Forward Purchase Agreement, pursuant to which, among other things, Arrowroot agreed to purchase up to 2,500,000 shares of Arrowroot Class A Common Stock from Polar at the price equal to the redemption price of the Public Shares at the Closing, plus $0.60 (the “FPA Redemption Price”). In exchange for Arrowroot’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination. The Forward Purchase Agreement provides that at Closing, Arrowroot will pre-pay to Polar for the forward purchase an amount equal to the Prepayment Amount (as defined in the Forward Purchase Agreement). The scheduled maturity date of the forward transaction is one year from the Closing of the Business Combination, except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to Arrowroot. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return the terminated shares and Arrowroot will make a payment equal to the number of such terminated shares multiplied by the FPA Redemption Price. Arrowroot can terminate the Forward Purchase Agreement prior to the redemption deadline if Arrowroot pays Polar a $300,000 break-up fee. On the Maturity Date, Arrowroot may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60, minus the Prepayment Amount.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION AND THE BUSINESS COMBINATION

The following is a discussion of certain material U.S. federal income tax considerations for Public Stockholders that elect to have their Arrowroot Class A Common Stock redeemed for cash if the Business Combination is completed. This discussion applies only to Public Stockholders of Arrowroot Class A Common Stock that hold their stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including (without limitation) banks, insurance companies or other financial institutions, brokers or dealers in securities, traders in securities subject to mark-to-market accounting, tax-exempt or governmental entities, persons holding their Arrowroot Class A Common Stock in tax-qualified retirement plans, the Sponsor or its members, affiliates, officers or directors, “qualified foreign pension funds,” persons that will hold more than 5% of Arrowroot Class A Common Stock, certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” persons holding shares of Arrowroot Class A Common Stock as part of a hedge, straddle, conversion or other integrated financial transaction, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), any holders of Arrowroot Class B Common Stock, or that are otherwise subject to special treatment under the Code. This section does not address any other U.S. federal tax considerations (such as estate or gift taxes, the Medicare tax on net investment income, the application of Section 451(b) of the Code, or the alternative minimum tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of electing to have Arrowroot Class A Common Stock redeemed for cash in light of your own particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of any changes in applicable tax laws.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Arrowroot Class A Common Stock that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury Department regulations to be treated as a United States person. A “non-U.S. holder” means any beneficial owner of shares of Arrowroot Class A Common Stock that is not a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Arrowroot Class A Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Entities or arrangements treated as partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.

This discussion is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position regarding the tax considerations discussed below.

U.S. Federal Income Tax Considerations for Holders of Arrowroot Class A Common Stock Exercising Redemption Rights

Redemption of Arrowroot Class A Common Stock

In the event that a holder’s shares of Arrowroot Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of Arrowroot Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Arrowroot Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Arrowroot Class A Common Stock, a U.S. holder will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale,

Taxable Exchange or Other Taxable Disposition of Arrowroot Class A Common Stock,” and a non-U.S. holder will be treated as described under the section entitled “Non- U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Arrowroot Class A Common Stock.” If the redemption does not qualify as a sale of shares of Arrowroot Class A Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax consequences to a non-U.S. holder described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” Whether a redemption of shares of Arrowroot Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Arrowroot Class A Common Stock generally will be treated as a sale of Arrowroot Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Arrowroot Class A Common Stock which could be acquired pursuant to the exercise of any warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Arrowroot Class A Common Stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Arrowroot Class A Common Stock and the Arrowroot Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and the holder does not constructively own any other shares of our stock. The redemption of Arrowroot Class A Common Stock will be not essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Arrowroot Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Arrowroot Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in the warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

Allocation of Purchase Price between Arrowroot Class A Common Stock and Public Warrants

A holder of Arrowroot Class A Common Stock and Public Warrants purchased in the IPO generally was required to allocate the issue price paid for Arrowroot Class A Common Stock and Public Warrants between the Arrowroot Class A Common Stock and Public Warrants based on the relative fair market value of each at the time of purchase. The price allocated to each Arrowroot Class A Common Stock and Public Warrant is the holder’s tax basis in such Arrowroot Class A Common Stock and Public Warrant, respectively. A holder’s purchase price allocation is not binding on the IRS or the courts. No assurance can be given that the IRS or the courts will agree with a U.S. holder’s allocation. Accordingly, each holder of Arrowroot Class A Common Stock is advised to consult such holder’s own tax adviser with respect to its basis in the Arrowroot Class A Common Stock.

U.S. Holders

Taxation of Distributions.    If our redemption of a U.S. holder’s shares of Arrowroot Class A Common Stock is treated as a distribution, as discussed above under the section entitled “Redemption of Arrowroot Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Arrowroot Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Arrowroot Class A Common Stock and will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Arrowroot Class A Common Stock.”

Provided certain holding period requirements are met, dividends received by a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction. Such dividends may be subject to the “extraordinary dividends” provisions of the Code (which could cause a reduction in the tax basis of such corporate U.S. holder’s shares and cause such corporate U.S. holder to recognize capital gain). Provided certain holding period requirements are met, and with certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends received by a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the Arrowroot Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. Each U.S. holder should consult its tax advisor as to the availability of the dividends received deduction or the preferential tax rate on qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Arrowroot Class A Common Stock.    If our redemption of a U.S. holder’s shares of Arrowroot Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “Redemption of Arrowroot Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of Arrowroot Class A Common Stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Arrowroot Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Arrowroot Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Under current law, long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Arrowroot Class A Common Stock (shares of Arrowroot Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Arrowroot Class A Common Stock so disposed of. A U.S. holder’s adjusted tax basis in its Arrowroot Class A Common Stock generally will equal the U.S. holder’s acquisition cost allocated to the Arrowroot Class A Common Stock as described above under “Allocation of Purchase Price between Arrowroot Class A Common Stock and Public Warrants” less any prior distributions paid to such U.S. holder with respect to its shares of Arrowroot Class A Common Stock treated as a return of capital.

Non-U.S. Holders

Taxation of Distributions.    If our redemption of a non-U.S. holder’s shares of Arrowroot Class A Common Stock is treated as distribution, as discussed above under the section entitled “Redemption of Arrowroot Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty applies, attributable to a permanent establishment in the United States), we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8)). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its shares of Arrowroot Class A Common Stock and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Arrowroot Class A Common Stock, which will be treated as described below under the section entitled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Arrowroot Class A Common Stock.”

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Arrowroot Class A Common Stock.    If our redemption of a non-U.S. holder’s shares of Class A Stock is treated as a sale or other taxable disposition as discussed above under the section entitled “Redemption of Arrowroot Class A Common Stock,” subject to the discussions of the Foreign Account Tax Compliance Act (“FATCA”) below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of Arrowroot Class A Common Stock, unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder);

•        such non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        Arrowroot is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the non-U.S. holder held Arrowroot Class A Common Stock and, in the case where shares of Arrowroot Class A Common Stock are “regularly traded on an established securities market,” (as such terms are defined under applicable Treasury Department regulations, hereinafter referred to as “regularly traded”) the non-U.S. holder has owned, directly or constructively, more than five percent (5%) of Arrowroot Class A Common Stock at any time within the shorter of the five-year period preceding the redemption or such non-U.S. holder’s holding period for such stock. There can be no assurance that shares of Arrowroot Class A Common Stock are or have been treated as “regularly traded” for this purpose. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to Arrowroot Class A Common Stock, including how a non-U.S. holder’s ownership of warrants impacts the 5% threshold determination with respect to Common Stock.

Arrowroot may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption if Arrowroot Class A Common Stock is not treated as regularly traded on an established securities market for this purpose.

Arrowroot believes that it is not, and has not been at any time since its formation, a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the Business Combination is completed. However, this is a factual determination and there can be no assurance regarding New iLearningEngines’ future status as a United States real property holding corporation or regarding whether Arrowroot Class A Common Stock, Arrowroot Warrants, or New iLearningEngines Common Stock will be considered to be “regularly traded.” Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a non-U.S. holder’s Arrowroot Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

FATCA Withholding Taxes.    FATCA imposes withholding of thirty percent (30%) on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on Arrowroot Class A Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8)). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Department regulations are not final, taxpayers generally may rely on them until final Treasury Department regulations are issued.

Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Arrowroot Class A Common Stock.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of distributions on and the proceeds from a sale or other disposition of Arrowroot Class A Common Stock. In addition, certain U.S. holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the paying agent, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. persons for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid the application of such information reporting requirements and backup withholding tax. Backup withholding is not an additional tax. Any amount paid as backup withholding may be creditable against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

PROPOSAL NO. 2 — The organizational documents PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then Arrowroot is asking its stockholders to approve the Organizational Documents Proposal. Under the Merger Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but the Business Combination Proposal is not approved, then the Business Combination will not be consummated.

If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex B and Annex C, respectively, which, in the judgment of the Arrowroot Board, are necessary to adequately address the needs of New iLearningEngines following the Closing. The approval or lack thereof of any of the Advisory Organizational Documents Proposals will not affect the effectiveness of the Organizational Documents Proposals if approved by the requisite Arrowroot stockholders.

All Arrowroot stockholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Reasons for the Amendments to Arrowroot’s Existing Charter

Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Business Combination. The Arrowroot Board’s specific reasons for each of the Advisory Organizational Documents Proposals (each of which are included in the Proposed Charter or the Proposed Bylaws) are set forth in the section “Proposals No. 3 — The Advisory Organizational Documents Proposals.”

Vote Required for Approval

The Organizational Documents Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

The affirmative vote (in person or by proxy) of the majority of the issued and outstanding shares of each of the Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting separately, as well as the vote of a majority of the issued and outstanding shares of Arrowroot Class A Common Stock and Arrowroot Class B Common Stock, voting together as a single class, is required to approve the Organizational Documents Proposal. Broker non-votes, abstentions or the failure to vote on the Organizational Documents Proposal will have the same effect as a vote “AGAINST” the Organizational Documents Proposal.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE ARROWROOT BOARD UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSALS NO. 3 — The ADVISORY organizational documents PROPOSALS

If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, New iLearningEngines will adopt the proposed organizational documents under the DGCL.

As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, Arrowroot is requesting that its stockholders vote upon, on a non-binding advisory basis, the Advisory Organizational Documents Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal. However, the stockholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on Arrowroot or the Arrowroot Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, Arrowroot intends that the Proposed Charter and the Proposed Bylaws will take effect upon the effectiveness of the Business Combination (assuming approval of the Organizational Documents Proposal).

Arrowroot stockholders will be asked to approve, on a non-binding advisory basis, the material differences between the Proposed Charter and the Existing Charter, which are set forth in the following summary table. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter/Existing Bylaws	Proposed Charter/Proposed Bylaws
Number of Authorized Shares (Proposal 3A)

The Existing Charter provides that the total number of authorized shares of all classes of capital stock is 221,000,000 shares, each with a par value of $0.0001, consisting of (a) 220,000,000 shares of Common Stock, including (i) 200,000,000 shares of Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares of Preferred Stock.

The Proposed Charter will authorize the issuance of up to (i) 700,000,000 shares of a single class of New iLearningEngines Common Stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share.

Amendment of Voting Threshold for Charter Amendment (Proposal 3B and Proposal 3C)

Under the Existing Charter, all matters subject to a stockholder vote, except for amendments to Article IX (Business Combination Requirements; Existence), require the affirmative vote of the holders of a majority of the outstanding Common Stock entitled to vote thereon. Amendment of Article IX of the Existing Charter requires the affirmative vote of the holders of at least 65% of all then outstanding shares of capital stock of Arrowroot.

The Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding New iLearningEngines Common Stock entitled to vote to alter, amend or repeal Articles V, VI, VII and VIII of the Proposed Charter.

Amendment of Voting Threshold for Bylaws Amendment (Proposal 3B and Proposal 3C)

Under the Existing Bylaws, any amendment to the Existing Bylaws requires the affirmative vote of either (a) a majority of the Arrowroot Board or (b) holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a class.

Proposed Bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of the capital stock of New iLearningEngines entitled to vote generally in the election of directors, voting together as a single class.

	Existing Charter/Existing Bylaws	Proposed Charter/Proposed Bylaws
Name (Proposal 3D)	Arrowroot Acquisition Corp.	iLearningEngines, Inc.
Purpose (Proposal 3D)

The Existing Charter provides that the purpose of Arrowroot is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Arrowroot by law and those incidental thereto, Arrowroot shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Arrowroot, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Arrowroot and one or more businesses.

The Proposed Charter provides that the purpose of New iLearningEngines is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.
Duration of Existence (Proposal 3D)

The Existing Charter provides that if Arrowroot does not consummate the Business Combination and fails to complete an initial business combination within 24 months of the closing of the initial public offering, it will be required to (1) redeem 100% of the initial public offering Shares, and (2) dissolve and liquidate.

The Proposed Charter deletes the liquidation provision in the Existing Charter and retains the default of perpetual existence under the DGCL.
Provisions Specific to a Blank Check Company (Proposal 3D)	Under the Existing Charter, Article IX sets forth various provisions related to Arrowroot’s operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter deletes the provisions previously included as Article IX in the Existing Charter in their entirety because, upon consummation of the Business Combination, Arrowroot will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of Arrowroot and the terms governing Arrowroot’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Reasons for the Amendments to Arrowroot’s Existing Charter

In the judgment of the Arrowroot Board, the Proposed Charter is necessary to address the needs of New iLearningEngines following the Closing. In particular:

•        The greater number of authorized shares (Proposal 3A) of capital stock is desirable for New iLearningEngines to have sufficient shares to complete the Business Combination. Additionally, the Arrowroot Board believes that it is important for New iLearningEngines to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future equity incentive plans, pursuant to which New iLearningEngines may provide equity incentives to employees, officers and directors. The Arrowroot Board believes that these additional shares will provide New iLearningEngines with needed flexibility to issue shares in the future in a timely manner and under circumstances New iLearningEngines considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•        The supermajority voting provisions with respect to altering, amending, or repealing the Proposed Bylaws (Proposal 3B), ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII and ARTICLE IX of the Proposed Charter (Proposal 3C) are desirable to enhance the continuity and stability of the New iLearningEngines Board. The supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Arrowroot Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New iLearningEngines Common Stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of New iLearningEngines to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

•        The additional changes to the Existing Charter (Proposal 3D), including the name change from “Arrowroot Acquisition Corp.” to “iLearningEngines, Inc.” are necessary to adequately address the needs of New iLearningEngines following the Closing. The elimination of certain provisions related to Arrowroot’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve Arrowroot and allow New iLearningEngines to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the Arrowroot Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Existing Charter require that proceeds from Arrowroot’s IPO be held in the Trust Account until a business combination or liquidation of Arrowroot has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

The Advisory Organizational Documents Proposals are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

The affirmative vote (in person online or by proxy) of a majority of votes cast at the special meeting is required to approve each of the Advisory Organizational Documents Proposals. Failure to vote by proxy or to vote in person online at the special meeting, an abstention from voting or a broker non-vote will have no effect on the outcome of the vote on the any such Advisory Organizational Documents Proposal.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE ARROWROOT BOARD UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL NO. 4 — THE ELECTION OF DIRECTORS PROPOSAL

Overview

Pursuant to the Existing Charter, the Arrowroot Board is currently divided into three classes, Class I, Class II, and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term.

The Proposed Charter provides that the authorized number of directors will be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the New iLearningEngines Board.

Upon the Closing, we anticipate that the New iLearningEngines Board will consist of five members designated by iLearningEngines and Arrowroot. It is currently contemplated that Harish Chidambaran and Balakrishnan Arackal will be nominated to serve as Class I directors, Matthew Barger, and Thomas Olivier will be nominated to serve as Class II directors and Bruce Mehlman will be nominated to serve as a Class III director.

Arrowroot’s stockholders are being asked to consider and vote upon the Election of Directors Proposal to elect five (5) directors to our Board, effective immediately after the Effective Time, with each Class I director having a term that expires at our first annual meeting of stockholders after the completion of the Business Combination, each Class II director having a term that expires at our second annual meeting of stockholders after the completion of the Business Combination and each Class III director having a term that expires at our third annual meeting of stockholders after the completion of the Business Combination, or, in each case, when his or her respective successor is duly elected and qualified, or upon his or her earlier death, resignation, retirement or removal.

Information regarding each nominee is set forth in the section entitled “Directors and Executive Officers After the Business Combination.”

Vote Required for Approval

The Election of Directors Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

If a quorum is present, directors are elected by a plurality of the votes cast, in person online or by proxy at the special meeting. This means that the five nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person online at the special meeting and broker non-votes will have no effect on the vote since a plurality of the votes cast is required for the election of each nominee.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE ARROWROOT BOARD UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

PROPOSAL NO. 5 — THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

The Arrowroot Board has unanimously approved the iLearningEngines 2024 Equity Incentive Plan (“2024 Plan”) and has adopted the 2024 Plan subject to the approval of our stockholders of this proposal. The purpose of the 2024 Plan is to provide eligible employees, directors and key advisors the opportunity to receive stock-based incentive awards in order to encourage such persons to contribute materially to our growth and align the economic interests of such persons with those of our stockholders. We are seeking stockholder approval of the 2024 Plan: (i) in order for incentive stock options to meet the requirements of the Code; and (ii) in order to comply with Nasdaq listing rules.

The Arrowroot Board believes that the approval of the 2024 Plan by the stockholders will benefit the compensation structure and strategy of New iLearningEngines. New iLearningEngines’ ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and the Arrowroot Board has concluded that this would be enhanced by our ability to make grants under the 2024 Plan. In addition, the Arrowroot Board believes that the interests of New iLearningEngines and its stockholders will be advanced if New iLearningEngines can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in New iLearningEngines.

Set forth below is a summary of the material terms of the 2024 Plan. This summary is qualified in its entirety by reference to the complete text of the 2024 Plan, a copy of which will be attached to this proxy statement/prospectus as Annex D. We urge our stockholders to read carefully the entire 2024 Plan before voting on this proposal.

If approved by our stockholders, the 2024 Plan will become effective upon the consummation of the Merger. In the event that our stockholders do not approve this proposal, the 2024 Plan will not become effective.

Purpose of the 2024 Plan

The purpose of the 2024 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of New iLearningEngines Common Stock through the granting of awards thereunder. We believe that the equity-based awards to be issued under the 2024 Plan will motivate award recipients to offer their maximum effort to New iLearningEngines and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of incentive awards are necessary to enable New iLearningEngines to attract and retain top talent.

Summary of the 2024 Plan

This section summarizes certain principal features of the 2024 Plan. The summary is qualified in its entirety by reference to the complete text of the 2024 Plan.

Eligibility.    New iLearningEngines’ employees, consultants and directors, and employees and consultants of its affiliates, may be eligible to receive awards under the 2024 Plan. Following the Closing of the Business Combination, New iLearningEngines is expected to have approximately [•] employees, [•] non-employee directors and [•] consultants who may be eligible to receive awards under the 2024 Plan.

Award Types.    The 2024 Plan provides for the grant of incentive stock options (“ISOs”) to employees and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants.

Share Reserve.    The number of shares of New iLearningEngines Common Stock initially reserved for issuance under the 2024 Plan is [•] shares of New iLearningEngines Common Stock (the “Share Reserve”). The number of shares of New iLearningEngines Common Stock reserved for issuance under the 2024 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 202[•] continuing through January 1, 203[•], by 5% of the total number of shares of New iLearningEngines’ capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the New iLearningEngines Board.

The maximum number of shares that may be issued pursuant to the exercise of ISOs under the 2024 Plan is [•] (300% of the number of shares of New iLearningEngines Common Stock initially reserved under the 2024 Plan). Shares issued under the 2024 Plan may be authorized but unissued or reacquired shares. Shares subject to stock awards granted under the 2024 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the 2024 Plan.

Additionally, shares issued pursuant to stock awards under the 2024 Plan that are repurchased or forfeited, as well as shares that are reacquired as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2024 Plan.

Plan Administration.    The New iLearningEngines Board, or a duly authorized committee thereof, will have the authority to administer the 2024 Plan. The New iLearningEngines Board may also delegate to one or more officers the authority to: (i) designate employees other than officers to receive specified stock awards; and (ii) determine the number of shares to be subject to such stock awards. Subject to the terms of the 2024 Plan, the plan administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2024 Plan. The plan administrator has the power to modify outstanding awards under the 2024 Plan. Subject to the terms of the 2024 Plan, the plan administrator also has the authority to reprice any outstanding option or stock award, cancel and re-grant any outstanding option or stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2024 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New iLearningEngines Common Stock on the date of grant (however, a stock option may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of, or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2024 Plan, and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code). Options granted under the 2024 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The plan administrator determines the term of stock options granted under the 2024 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or New iLearningEngines’ insider trading policy. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of an optionholder’s service for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of New iLearningEngines Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (i) cash, check, bank draft, or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of New iLearningEngines Common Stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; and (v) other legal consideration approved by the plan administrator and permissible under applicable law.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant of New iLearningEngines Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New iLearningEngines may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New iLearningEngines’ total combined voting power or that of any of New iLearningEngines’ affiliates unless: (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as provided otherwise in the applicable award agreement, if a participant’s service relationship ends for any reason, New iLearningEngines may receive through a forfeiture condition or a repurchase right any or all of the shares held by the participant under his or her restricted stock award that have not vested as of the date the participant terminates service.

Restricted Stock Unit Awards.    Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New iLearningEngines Common Stock on the date of grant (however, a stock appreciation right may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2024 Plan, and in a manner consistent with the provisions of Section 409A). A stock appreciation right granted under the 2024 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards.    The 2024 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of New iLearningEngines Common Stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise: (i) in the award agreement at the time the award is granted; or (ii) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New iLearningEngines achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of New iLearningEngines Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under New iLearningEngines’ bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the applicable award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to New iLearningEngines Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid by New iLearningEngines to any individual for service as a non-employee director with respect to any calendar year (such period, the “annual period”), including stock awards and cash fees paid by New iLearningEngines to such non-employee director, will not exceed: (i) $[•] in total value; or (ii) in the event such non-employee director is first appointed or elected to the board during such annual period, $[•] in total value. For purposes of these limitations, the value of any such stock awards is calculated based on the grant date fair value of such stock awards for financial reporting purposes.

Changes to Capital Structure.    In the event there is a specified type of change in New iLearningEngines’ capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, appropriate adjustments will be made to: (i) the class(es) and maximum number of shares of New iLearningEngines Common Stock subject to the 2024 Plan and the maximum number of shares by which the share reserve may annually increase; (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.

Corporate Transactions.    The following applies to stock awards under the 2024 Plan in the event of a corporate transaction, as defined in the 2024 Plan, unless otherwise provided in a participant’s stock award agreement or other written agreement with New iLearningEngines or unless otherwise expressly provided by the plan administrator at the time of grant. In the event of a corporate transaction, any stock awards outstanding under the 2024 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New iLearningEngines with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by New iLearningEngines with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on the performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at [•]% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by New iLearningEngines with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value, at the effective time, to the excess (if any) of: (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control.    In the event of a change in control, as defined under the 2024 Plan, awards granted under the 2024 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Plan Amendment or Termination.    The New iLearningEngines Board will have the authority to amend, suspend, or terminate the 2024 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date New iLearningEngines Board adopts the 2024 Plan.

Certain U.S. Federal Income Tax Aspects of Awards Under the 2024 Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2024 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2024 Plan depend upon the type of award.

Incentive Stock Options.    The recipient of an ISO generally will not be taxed upon grant of the option.

Federal income taxes are generally imposed only when the shares of New iLearningEngines Common Stock from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the shares of New iLearningEngines Common Stock until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of New iLearningEngines Common Stock as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the fair market value of New iLearningEngines Common Stock on the date of exercise (or, if less, the amount realized on disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. New iLearningEngines will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonstatutory Stock Options.    The recipient of a NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of New iLearningEngines Common Stock purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. New iLearningEngines will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards.    Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of New iLearningEngines Common Stock on the exercise date over the exercise price. New iLearningEngines will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

2024 Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2024 Plan is in the discretion of the administrator and therefore cannot be determined in advance. Arrowroot has not previously sponsored an equity incentive plan, and, therefore, the aggregate number of shares of New iLearningEngines Common Stock which would have been received by or allocated to our named executive officers, executive officers as a group, directors who are not executive officers as a group, and all other current employees who are not executive officers as a group is not determinable. As of December 5, 2023, the Closing Price of Arrowroot Class A Common Stock on Nasdaq was $10.49.

Interests of Arrowroot’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of the Arrowroot Board in favor of approval of the 2024 Plan, you should keep in mind that certain of Arrowroot’s board of directors and officers have interests in the 2024 Plan that are different from, or in addition to, your interests as a stockholder, including, among other things, the existence of financial and personal interests. See the section entitled “The Business Combination — Interests of Arrowroot’s Directors and Officers in the Business Combination” for a further discussion.

Vote Required for Approval

The Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

The Equity Incentive Plan Proposal will be approved and adopted if a majority of the votes cast in person online or by proxy at the special meeting vote “FOR” the Equity Incentive Plan Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Equity Incentive Plan Proposal.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE Arrowroot BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6 — THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

The Arrowroot Board has unanimously approved the Employee Stock Purchase Plan (“ESPP”) and has adopted the ESPP subject to the approval of our stockholders of this proposal. The purpose of the ESPP is to provide a means whereby New iLearningEngines can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the Arrowroot Board believes that the ability to allow its employees to purchase shares of New iLearningEngines Common Stock will help New iLearningEngines to attract, retain, and motivate employees and encourage them to devote their best efforts to New iLearningEngines’ business and financial success. Approval of the ESPP by our stockholders will allow New iLearningEngines to provide its employees with the opportunity to acquire an ownership interest in New iLearningEngines through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New iLearningEngines’ stockholders. We are seeking stockholder approval of the ESPP in order to comply with Nasdaq listing rules.

The Arrowroot Board believes that the approval of the ESPP by the stockholders will benefit the compensation structure and strategy of New iLearningEngines. New iLearningEngines’ ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and the Arrowroot Board has concluded that this would be enhanced by our ability to make grants of purchase rights under the ESPP. In addition, the Arrowroot Board believes that the interests of New iLearningEngines and its stockholders will be advanced if New iLearningEngines can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in New iLearningEngines.

Set forth below is a summary of the material terms of the ESPP. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex C. We urge our stockholders to read carefully the entire ESPP before voting on this proposal.

If approved by our stockholders, the ESPP will become effective upon the consummation of the Merger.

Purpose of the ESPP

The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of New iLearningEngines by purchasing the New iLearningEngines Common Stock from New iLearningEngines on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of New iLearningEngines, the ESPP will motivate recipients to offer their maximum effort to New iLearningEngines and help focus them on the creation of long-term value consistent with the interests of our stockholders.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Share Reserve.    Following the consummation of the Merger, the ESPP authorizes the issuance of [•] shares of New iLearningEngines Common Stock under purchase rights granted to New iLearningEngines’ employees or to employees of any of New iLearningEngines’ designated affiliates. The number of shares of New iLearningEngines Common Stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 202[•] through January 1, 203[•], by the lesser of: (i) [•]% of the total number of shares of New iLearningEngines capital stock outstanding on December 31 of the preceding calendar year; and (ii) [•] shares (200% of the initial share reserve); provided, that prior to the date of any such increase, the New iLearningEngines Board may determine that such increase will be less than the amount set forth in clauses (i) and (ii). If purchase rights granted under the ESPP terminate without having been exercised, the shares of New iLearningEngines Common Stock not purchased under such purchase rights will again become available for issuance under the ESPP.

Plan Administration.    The New iLearningEngines Board, or a duly authorized committee thereof, will have the authority to administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of New iLearningEngines Common Stock on specified dates during such offerings. Under the ESPP, the plan administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the New iLearningEngines Common Stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by New iLearningEngines or by any of New iLearningEngines’ designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of New iLearningEngines Common Stock under the ESPP. Unless otherwise determined by the plan administrator, New iLearningEngines Common Stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to and not less than the lesser of: (i) 85% of the fair market value of a share of New iLearningEngines Common Stock on the first trading date of an offering; or (ii) 85% of the fair market value of a share of New iLearningEngines Common Stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of New iLearningEngines Common Stock based on the fair market value per share of the New iLearningEngines Common Stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of New iLearningEngines capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in New iLearningEngines’ capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under the ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of a corporate transaction, as defined in the ESPP, any then outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of New iLearningEngines Common Stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination.    The New iLearningEngines Board will have the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. New iLearningEngines must obtain stockholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

Certain Federal Income Tax Consequences of Participating in the ESPP

The following brief summary of the effect of U.S. federal income taxation upon the participant and New iLearningEngines with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.

The ESPP, and the right of U.S. participants to make purchases thereunder, are intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of: (i) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (ii) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. New iLearningEngines generally will not be entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

ESPP Benefits

Purchase rights are subject to an eligible employee’s discretion, including an employee’s decision not to participate in the ESPP, and awards under the ESPP are not determinable. Directors who are not employees are not eligible to participate in, and will not receive any benefit under, the ESPP.

Interests of the New iLearningEngines’ Directors and Officers in the Employee Stock Purchase Plan Proposal

When you consider the recommendation of the New iLearningEngines Board in favor of approval of the ESPP, you should keep in mind that certain of New iLearningEngines’ directors and officers may have interests in the ESPP that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of holders of a majority of the total votes cast on this Proposal 6 is required to approve the ESPP. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

This Proposal No. 6 is conditioned upon the approval and completion of the Business Combination Proposal, Proposal No. 1 and the Nasdaq Proposal, Proposal No. 7. If any of the Business Combination Proposal or the Nasdaq Proposal are not approved, this proposal will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal No. 6 is a condition to completion of the Merger under the Merger Agreement, if this proposal is not approved by our stockholders, the Merger will not occur unless the parties waive the applicable closing condition.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE Arrowroot BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE
“FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, the Merger Consideration to be paid to existing iLearningEngines equity holders in connection with the Merger, will consist of approximately 123,807,016 shares of Arrowroot Class A Common Stock, pursuant to the terms of the Merger Agreement. We will also issue 4,692,985 shares of Arrowroot Class A Common Stock to the Convertible Note Investors upon the conversion of all Convertible Notes.

For further information, please see the section entitled “Proposal No. 1 — The Business Combination Proposal,” as well as the annexes to this proxy statement/prospectus.

Why Arrowroot Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d), as applicable.

Under Nasdaq listing rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock), or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq listing rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq listing rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq listing rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the Merger Agreement.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, we will issue up to 123,807,016 shares of Arrowroot Class A Common Stock to the iLearningEngines equity holders upon the Closing. We will also issue 4,692,985 shares of Arrowroot Class A Common Stock to the Convertible Note Investors upon the conversion of all Convertible Notes.

The issuance of the shares of Arrowroot Class A Common Stock described above would result in significant dilution to Arrowroot stockholders and result in Arrowroot stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Arrowroot. For further information, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Ownership of New iLearningEngines After the Closing,” as well as the annexes to this proxy statement/prospectus.

Vote Required for Approval

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal at the special meeting.

The Nasdaq Proposal will be approved and adopted if a majority of the votes cast in person online or by proxy at the special meeting vote “FOR” the Nasdaq Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE ARROWROOT BOARD UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL THE NASDAQ PROPOSAL.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal

The Adjournment Proposal, if adopted, will allow the Arrowroot Board to adjourn the special meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Arrowroot’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve one or more of the proposals presented at the special meeting. In no event will the Arrowroot Board adjourn the special meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Arrowroot’s stockholders, the Arrowroot Board may not be able to adjourn the special meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve one or more of the proposals presented at the special meeting.

Vote Required for Approval

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

The Adjournment Proposal will be approved and adopted if a majority of votes cast in person online or by proxy at the special meeting vote “FOR” the Adjournment Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.

Pursuant to the Merger Agreement, we may consummate the Business Combination only if this proposal is approved by the affirmative vote of holders of sixty-five percent (65%) of the outstanding shares of Arrowroot’s Common Stock entitled to vote, who attend and vote thereupon at the special meeting.

Recommendation of the Arrowroot Board

THE ARROWROOT BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS
VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ILEARNINGENGINES

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to iLearningEngines and its subsidiaries prior to the consummation of the Business Combination.

Our Mission

We aim to transform the way enterprises approach learning, work automation and information intelligence. Our goal is to create the preeminent AI ecosystem that empowers companies to make themselves better at what they do. Our vision is to remove limitations for companies by helping them re-imagine themselves as engaged, informed and empowered enterprise ecosystems.

Overview

iLearningEngines is an out-of-the-box AI platform that empowers customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. Since its commercial deployment in 2018, our platform has enabled enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and automate organizational processes that leverage these Knowledge Clouds to improve performance. Our Learning Automation offering addresses the corporate learning market and our Information Intelligence offering addresses the information management, analytics and automation markets. We combine our offerings with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing our customers. Our customers utilize our platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights. We serve more than 1,000 enterprise end customers with over 4 million licensed users across 12+ industry verticals, including education, healthcare, insurance, manufacturing, cybersecurity and energy and utilities. In 2022, we generated $309 million of revenue, representing 42% growth over the prior year, with 70% gross margins and positive net income.

We believe that enterprises today are unable to extract the full potential of their institutional knowledge. They struggle with siloed knowledge sources and expertise that is widely dispersed throughout the organization. Employees need to navigate multiple systems to perform their daily responsibilities and subject matter experts do not have a platform to share their expertise in a systematic or scalable way. These disparate systems and inefficient employee environments lead to performance gaps and pose risks to daily operations and the achievement of strategic goals. Our platform enables enterprises to cultivate, harness and leverage their own institutional knowledge and pertinent external information, and drive the consumption of this knowledge to elevate their performance. By establishing enterprise-wide AI solutions, we help our customers improve outcomes at scale. The power of this scalable AI infrastructure is fundamentally changing the way our customers operate.

Our proprietary AI platform integrates within our customers’ systems and workflows, ingesting content from various formats including audio, video and PDF, and converting it into knowledge “artifacts” that aggregate to comprise Knowledge Clouds. Content from these Knowledge Clouds is then optimized by designated subject matter experts within an organization and delivered to users through the organizations’ messenger and communications channels, cognitive AI assistants or chatbots, and other productivity systems. We combine our specialized data sets with meticulous supervision of our AI outputs to enable our customers to leverage the power of AI without the inherent risks of uncontrolled open AI. The knowledge artifacts can be tailored to specific business units or functions, and our platform can further personalize them based on ongoing usage and performance patterns. For example, our insurance customers utilize our AI Claims Assist tool to automate claims processing and generate actionable insights through an intelligent dashboard by integrating with enterprise systems and leveraging intelligent character recognition and optical character recognition technologies.

We believe we are uniquely positioned in the marketplace at the intersection of global AI, hyperautomation and global e-Learning and are well positioned for future growth and profitability. We are one of the fastest growing technology companies in North America, having been named to Deloitte’s Technology Fast 500 for each of the last six years. Our strong competitive position is built upon the more than 400,000 hours we have invested in research and development since our founding in 2010. Our highly curated, company-specific data sets cannot be replicated without deep enterprise integrations, which creates customer stickiness and results in minimal churn across our customer base. With the strong and aligned support of Arrowroot Capital, we believe we are well positioned to establish iLearningEngines as the leader in the enterprise AI learning market.

Our Platform

Our platform is transforming learning and workflows inside enterprises. Companies use our platform to “productize” their institutional knowledge and convert it into valuable IP to drive mission critical outcomes at scale. Our solution is comprised of the following critical components:

Knowledge Cloud.

Our first priority with a customer is to help them create an intelligent Knowledge Cloud, or enterprise “brain.” This brain is a collated repository of institutional knowledge gathered from wide range of internal and external sources, powered by extensive integrations with connected enterprise sources, including:

•        Enterprise applications, such as Salesforce and SAP;

•        Human capital systems, such as Oracle, Workday and SuccessFactors;

•        Ticketing systems, such as Freshdesk, BMC and Zendesk;

•        Front end communications channels, such as Microsoft Teams, Slack, WhatsApp and Google Meet;

•        Internal content platforms, such as SharePoint, Dropbox and OneDrive;

•        External open sources, such as YouTube and Vimeo; and

•        Custom integrations with paid external sources.

The Knowledge Cloud aggregates data from these sources across a variety of formats including audio, video, text, PDF, and others, and compiles it to be managed as enterprise IP. Our AI only accesses approved content from prescribed sources, reducing the risks presented by uncontrolled open AI.

With our Knowledge Cloud integrated across all relevant sources, our embedded AI adjusts in real-time to further improve content, creating a virtuous cycle as enterprise data grows. We believe this automated process of self-learning is highly applicable to corporate learning and work automation and drives quantifiable returns on investment.

Out-of-the-Box AI Engine

Our out-of-the-box AI platform currently comprises numerous proprietary AI algorithms, encompassing advanced machine learning, natural language processing capabilities, neural networks and adaptive learning models. We have invested over 400,000 hours of research and development since our inception, and we have invested over $300 million in research and development since 2019 to create highly specialized, customer-specific data sets that are fully integrated into our customers’ organizations. Our AI solutions are deployed across some of the most complex and compliance-oriented vertical markets as we continue to redefine next-generation learning and work automation.

Our data sets train our AI model effectively through an automated process of self-learning. This model, combined with user engagement signatures, can intelligently respond to event triggers from the enterprise and dispense the “right” intelligence to prevent and solve problems in the flow of work. Our proprietary dashboards provide valuable visibility into engagement through intuitive visualizations of multiple cross-sections of data.

We develop the algorithms for our out-of-the-box AI platform by following an iterative agile development approach. In the modeling and evaluation phase we test the confidence of an AI model and the outputs of the platform using a set of pre-validated inputs. Key tasks include data collection, data governance and data monitoring of the AI models for quality and performance prior to and after deployment. We deploy additional quality assurance activities to cover the overall platform, application and model testing. After an AI platform is live, both model performance and application performance are monitored simultaneously and benchmarked against prior performance. Fixes for any customer reported bugs will be performed on an as needed basis or as part of the next release depending on the severity. We have monthly and quarterly releases pursuant to which machine learning and artificial intelligence model tuning, product maintenance and customer product support fixes are rolled out.

No-Code Workflow and AI Canvas.

Once the Knowledge Cloud has been created, our no-code workflow and AI canvas (the “Canvas”) unlocks the potential of an enterprise’s institutional knowledge. The Canvas integrates various systems inside an organization through AI and without the need for custom computer programming. It encompasses neural networks, configurable AI and personalized user journeys by role or by function. Our Canvas is used to optimize workflows, including delivering hyper-specific training, creating expert chatbots with subject matter expertise, and providing smart decision-making.

Other Platform Features: Content Delivery.

By embedding our numerous proprietary AI algorithms into the fully integrated enterprise IP, we deliver productivity enhancements through cognitive AI assistants, chatbots, and other messenger channels, significantly reducing the cost and effort of developing content. Designated in-house subject matter experts around each process take what the AI generates and tailor it for specific users and specific needs.

Other Platform Features: Document Augmentation.

Our platform includes AI-powered natural language understanding, which allows for automatic intent identification and disambiguation, synthetic data creation, query generation and abstractive summarization. Our AI automatically generates text transcripts and summarizations for audio and video content, and creates tags and query recommendations.

Our Offerings

Our core offerings include Learning Automation and Information Intelligence.

Learning Automation.

Learning Automation enables our customers to create personalized learning pathways and close performance gaps by automatically delivering “smarter” learning solutions in real time. We target medium and large enterprise customers who are seeking to upgrade aging infrastructure and modernize their learning and personnel development approach. Key features of Learning Automation include:

Knowledge Cloud:    A collated repository of institutional knowledge gathered from a wide range of internal and external sources, powered by extensive integrations with connected enterprise sources.

Personalized Learning Pathways:    Curated, individualized learning journeys with significant granularity using advanced AI models that operate in real time.

Co-Create Courses:    Design and implement tailored courses that combine an organization’s content libraries with rich external sources driven by sophisticated AI recommendations.

Augment and Curate Content:    Smart AI tagging that organizes and collates relevant content to enrich enterprise learning courses, including AI-generated quizzes and questions that augment content and improve retention.

Content Ingestion:    A powerful and versatile AI engine that understands context and applicability to flexibly ingest multimedia content, including documents, audio and video.

Knowledge Shelves:    Augment learning by delivering contextualized, high-quality content from digital libraries and third-party repositories.

External System Integration:    Versatile application programming interfaces (“APIs”) combine seamlessly with leading enterprise and academic management systems, communications platforms and content providers to bring structured data into the Knowledge Cloud and workflows.

Training in the flow of work:    Training delivered on the job and in the flow of work to create shared team experiences and unlock collaborative learning.

Blended Learning:    Combines e-Learning with third-party instructor-led online training via live web conferencing or offline mode.

Tests and Assessments:    Flexible AI-driven tests with multiple question types that enable AI-led scoring, assessments and “drill-down” reports.

White Labelling:    Flexible labeling solutions are customized to reflect customer branding and are implemented on client domains with their logos.

Dashboards and Reports:    Full repository of detailed reports for learners, trainers, managers and learning and development leaders to track progress and compliance.

Notifications:    Configurable notifications that facilitate the tracking of content assignments and tests.

Information Intelligence.

Information Intelligence facilitates learning within the enterprise user experience through deep integrations and a no-code workflow and AI canvas. Our AI Assistants, which are configured for industry specific needs, help transform applications by accelerating, augmenting and automating conversations, processes and decisions. Enterprises can leverage Information Intelligence through our AI assistants, which are embedded at multiple touchpoints throughout employee and user journeys, enabling enterprises to offer personalized service to their customers and make predictive and preventive decisions based on real-time data insights. Our target customers for Information Intelligence are medium and large companies seeking cost savings with aging Enterprise Resource Planning, Customer Relationship Management or Document Management systems that are challenging to automate. Key features of Information Intelligence include:

Knowledge Cloud:    A collated repository of institutional knowledge gathered from wide range of internal and external sources, powered by extensive integrations with connected enterprise sources.

AI Canvas:    Creates individualized user journeys and granular personalization, while defining advanced AI-led models in real time.

AI Recommendation Engine:    AI curation and augmentation enable quicker, more “intelligent” course creation.

AI Expert Assist:    Combines in-process learning and industry use cases to provide expert support and assistance on demand.

AI Automation Engine:    Cognitive-based adaptive testing, assisted grading, and process and task automation that delivers learning and process benefits.

AI Enterprise Search:    Simple AI bolt-on to enterprise content repositories enables powerful index searching for contextual and relevant learning.

Enterprise Integration:    An easy-to-implement AI Canvas delivers multi-tenancy and robust scalability, integrating easily with enterprise back-end systems.

ILE 360 - Outcome Score Card:    360-degree view of results for enterprises, with a management dashboard and scores for learners and trainers.

AI Insights:    Identification of learning gaps and success markers through user engagement signatures.

Conversational AI:    Semantic understanding powered by AI and Natural Language Processing models capable of handling both structured and unstructured data.

Flexible Deployment:    On-premises or in the cloud deployment facilitates seamless configuration.

We utilize multi-tenant and cloud agnostic architecture. Our offerings are designed to work on customer infrastructure: on-premises, public or private cloud. Our platform can be offered as a white-labeled solution or an embedded experience. Our platform is offered primarily through user licenses that provide end customers and their licensed users with the right to use our software and access to continuous support. We have two types of user licenses: subject matter experts (“SMEs” or “Experts”), and licensed users. Licensed users are charged for using the platform and for consumption of content. Experts are the internal gatekeepers designated by our end customers to improve enterprise outcomes and have significant content augmentation capabilities.

Market Opportunity

We believe that iLearningEngines is defining a new category at the intersection of global AI, hyperautomation and global e-Learning. Each of these markets is sizable and growing, and provide significant opportunity for iLearningEngines to grow its existing business as well as expand into new opportunities provided by its existing platform capabilities.

Global e-Learning is expected to grow at a 16% compound annual growth rate (“CAGR”) through 2025 resulting in an annual spend of over $250 billion, according to TechNavio. Within the global e-Learning market, the North American and Asia-MEA education markets present massive opportunity. The North American e-Learning market was the largest region in the overall market, which is expected to grow at a 17% CAGR from 2021 to 2025 to approximately $58 billion. It will contribute 34% to the incremental growth of the overall market between 2021 and 2026, according to TechNavio. The Asia-MEA geography is growing even faster, with education sector expected to grow at a 14% CAGR from 2020 to 2025 to approximately $225 billion, and Education Tech expected to grow at a 45% CAGR from 2021 to 2031 to approximately $30 billion, according to the India Brand Equity Foundation.

Hyperautomation is creating a total software market opportunity that will reach over $1 trillion by 2026, with a CAGR of 11.9% from 2021 through 2026, according to Gartner. Process-agnostic software made up 6.3% of the total hyperautomation enablement market and is expected to reach more than $65 billion in 2026, with a CAGR of 16.1%, according to Gartner. We believe that this market is highly fragmented across a variety of sub-categories from low-code and process discovery and mining to business process management software and that players that bring differentiated offerings could grow at an accelerated pace relative to traditional software players in the market.

The market for AI software will reach almost $135 billion in 2025 from $45 billion in 2020, according to Gartner. The market growth will accelerate from 14.4% in 2021 to reach 31.1% in 2025 at an aggregate CAGR of 24.5% over the five years. Global AI systems are expected to drive over $200 billion of annual spending by 2025, according to IDC MaturityScape, representing a CAGR of 26% from 2021 to 2025. The AI market spans from AI components embedded in applications to the market for AI tools used for building AI systems. AI is disrupting how enterprises function as it reshapes the way companies leverage their data and other relevant content that is available to them. McKinsey & Company estimates that AI’s impact on productivity could yield approximately $4.4 trillion in annual Gross Domestic Product across the 63 use cases it identified. Massachusetts Institute of Technology researchers found that customer support agents using an AI tool as a guide generated a nearly 14% increase in productivity, including a 35% improvement for the lowest performers.

Demand for learning automation and autonomous learning inside enterprises is also growing. An increasing number of buyers are demanding next-generation learning systems that are more open in terms of integration and content range, and improved training through better learning experiences. According to TechNavio, suppliers in the global e-Learning market outperforming the overall industry are expected to focus on the higher potential segments within the market. Many schools, colleges and universities are increasingly opting for software-based learning systems, which is fueling the ongoing digitization of the learning processes. According to IDC, by 2024 approximately 40% of education will be taught by AI systems that are personalized, adaptive, and focused on solving complex real-life challenges. There is also significant demand for capturing and leveraging enterprise knowledge, especially as workforces have become considerably more distributed and transient over time. Companies recognize the need for platform solutions that not only collect and preserve institutional knowledge, but also analyze and distribute it throughout the company effectively.

Our platform is broadly applicable across various verticals and business functions, with new use cases continually emerging. We currently serve a wide array of customers in a variety of verticals in many key areas, from learning and development to supply chain management and beyond. Proven use cases include:

•        Industrials:    Intelligently allocating crew members and operators, employee/safety performance indicators & support though a central dashboard;

•        Oil & Gas:    Improved safety processes leveraging data from high priority areas, strengthened employee training to improve onboarding and upskilling programs;

•        EduTech:    Provides personalized learning pathways, customized for every student, transforms learning infrastructure of physical schools to improve engagement;

•        Logistics:    Departmental staff profiles with streamlined communication channels, AI-enhanced tracking metrics to improve operational efficiency;

•        Healthcare and Life Sciences:    Improved patient education through triggered appointment scheduling, enhanced patient engagement and outcomes within budget;

•        Retail:    AI technologies enhance engagement automating labor-intensive tasks, reskills existing teams, imparting the technological skills needed for modern retail;

•        Technology, Media & Telecom:    AI-enabled customer representatives and account operations, improving efficiency, AI-enhanced customer engagement and outcomes to track KPIs;

•        Financial Services:    AI-developed financial models and document automation, fraud prevention through AI generated algorithms;

•        Government:    Veterans’ Employment and Training (“VET”) and workforce reinduction readiness, government distributions processing with automation;

•        Insurance:    Improve safety and compliance with real-time reports and live dashboards, AI-driven risk identification to improve customer acquisition and engagement;

•        Automobile:    Infuse learning into enterprise processes across enterprise systems and communication channels Track employee and partner engagement and providing real time insights to functional owners; and

•        Business Services:    Usage pattern analysis, proactive notifications to increase efficiency, Usage optimizations and insights to track performance.

Over time, we believe that many new use cases will emerge and will continue to permeate across industry verticals.

Our Competitive Strengths

Our competitive strengths include:

An AI technology platform for enterprises.

We have been committed to refining our AI platform over time, which currently comprises numerous proprietary AI algorithms. These algorithms encompass advanced machine learning, natural language processing capabilities, neural networks and adaptive learning models. Our AI solutions are deployed across some of the most complex and compliance-oriented vertical markets as we continue to redefine next-generation learning and work automation.

High barriers to entry and strong customer stickiness.

The creation of a highly intelligent AI-platform is significant in terms of time, investment and expertise. We have invested over 400,000 hours of research and development since our inception, and we have invested over $300 million in research and development since 2019 to create highly specialized, customer-specific data sets that are fully integrated into our customers’ organizations. This contributes to our high customer retention rates and low customer churn rates. In 2022, we achieved a net dollar retention rate of 119% and 0% churn.

Diverse global customer base.

We serve over 1,000 enterprise end customers representing more than 4 million licensed users. Our 2022 revenue was broadly distributed globally from Asia, the Middle East and North America. We focus our sales approach on business units and not enterprises as a whole, making our expansive customer reach a valuable potential source of new business opportunities.

Established channel partner network.

We utilize channel partners who have deep domain expertise and existing relationships to reach across 12+ industry verticals. Our relationships with established channel partners underpin our expansion strategy as we typically rely on our partners to break into new geographies or industry verticals with scaling by our direct sales team to follow. This approach is cost efficient and helps qualify leads, validate opportunities and define our value proposition in the market.

Scaled and predictable business model.

We generated revenue of $309 million in 2022, representing a 42% increase over 2021 revenue. Nearly all of our 2022 revenue was generated from long-term maintenance and support agreements with an average duration of one to three years. We have also scaled our business over time, achieving a gross margin of 70% and generating positive net income on a GAAP basis in 2022.

Experienced founder-led management team.

We have a passionate management team led by our CEO, Harish Chidambaran, who founded the company in 2010 after nearly five years at Sun MicroSystems leveraging AI principles to improve computing power. Balakrishnan Arackal, our Chief Business Officer, joined iLearningEngines in 2014 and leads our sales and marketing efforts following similar roles at IBS Software, Solutions Middle East, and BCL Hewlett Packard. Our Chief Financial Officer and Head of Corporate Development, S. Farhan Naqvi, was previously a technology investment banker at Deutsche Bank and held prior roles at MHT Partners, Nomura, Bain and EY. This senior management team is supported by a deep roster of industry experts with decades of combined experience across business lines. We believe that this combination of industry, technical, operational and financial expertise positions us for success in the public markets.

Our Growth Strategies

Our vision is to remove limitations for companies by helping them re-imagine themselves as engaged, informed and empowered enterprise ecosystems. We intend to achieve this vision by leveraging our competitive strengths to capitalize on growing market demand through the following strategies.

Continue to expand our platform’s capabilities.

Our company was founded on a culture of innovation. We intend to continue to enhance our existing solutions and develop new solutions to empower corporate learning and workflows across verticals. We believe we can further leverage the direct integration of our solutions within day-to-day corporate activities to create new use cases by making greater use of cross-functional data sets. For instance, we can leverage our technology to combine risk prevention activity and assessment data with claim and exposure data for our insurance clients to form a comprehensive risk profile that is unique to each policy holder, enabling greater accuracy in risk forecasts and more insightful and valuable trend benchmarking. We also intend to leverage our AI platform to help optimize newer technologies, such as the Internet-of-Things (“IoT”), Augmented Reality, Virtual Reality, cognitive enterprise search and cognitive AI recommendations. For example, in the IoT arena, insurance companies can use our technology to track policyholder accidents or other adverse incidents, triggering efficient and effective deployment of defensive driving and related training modules to mitigate risk in real-time.

We also have a robust product roadmap strategy that is led by the core leadership team that meets every month. We are looking to develop AI-driven digital assets in many verticals to maintain our product edge and build competitive barriers for its AI-driven learning automation and information intelligence offerings. Our development of AI assets is a long-term investment into future products and we believe it can drive future growth for the company.

Further penetrate our existing customer base.

We believe we have significant upsell opportunities across our customer base, including expanding into new business divisions and adding additional users. Our sales strategy is product-led and focuses on business units within companies, which lends itself to expansion within organizations by demonstrating effective outcomes for our customers. As companies recognize the power of our AI and automation tools, they quickly discover additional use cases across the enterprise. We intend to focus on these opportunities to expand our presence within our existing customers over time.

Leverage our existing use cases to further penetrate industry verticals.

We plan to grow our direct salesforce and onboard new channel partners in verticals where we have achieved significant success to leverage the distribution of our offerings. Historically we have focused on the education, healthcare and insurance verticals, and the demonstrated efficacy of our existing solutions enhances our ability to sell deeper into these verticals. For example, we have added after-school tutoring products for our education customers that are fully integrated with school curriculums to help learners with test preparation and achieve other academic goals. As of September 30, 2023, our education solutions have served over 550,000 users across over 267 sites. In healthcare, where our platform has served over 260,000 users across 142 sites, integration with hospital systems could improve pre- and post-surgery patient engagement based on the patient’s condition and history, with an “intelligent push” of critical communication through preferred channels. Our insurance capabilities include a scalable digital infrastructure that distributes services and gathers policyholder data into a high impact data stream that provides actionable insight to inform strategic decision making.

Expand into new verticals and new geographies.

We have demonstrated the power of our solutions through many different use cases across a variety of verticals and geographies, and we believe there are significant use cases in many other verticals and geographies that can benefit from our solutions. Soon, we intend to focus on a few strategic verticals including cybersecurity, construction, retail and financial services. We have also identified a number of attractive and underpenetrated geographic markets both in the United States and around the world.

Pursue opportunistic acquisition opportunities.

We intend to complement our organic growth by pursuing strategic and tuck-in acquisition opportunities. We believe we can acquire attractive established customer bases in new markets and industry subsectors where we can leverage data sets and create new or better curriculums. We believe that our relationship, following the consummation of this Business Combination, with Arrowroot Capital, a 10-year-old growth equity firm focused solely on enterprise software, could help us identify attractive targets across the highly fragmented industry landscape. We also believe that our public listing will be an attractive differentiator as we evaluate alternatives and can utilize our stock as acquisition currency.

Customers

Value added resellers (“VARs”) are customers who develop their own solutions which integrate our AI and automation platform and then sell their solutions directly to their end customers. Some of our VARs operate as channel partners whose deep domain expertise and existing relationships we leverage to reach across industry verticals to deliver solutions that fit industry-specific needs. Our relationships with established channel partners underpin our expansion strategy as we typically rely on our partners to break into new geographies or industry verticals with scaling by our direct sales team to follow.

We also contract directly with end customers who utilize our AI and automation platform directly. These customers directly integrate our platform into their systems and workflows, allowing our platform to ingest content from various formats including audio, video and PDF, and convert it into knowledge “artifacts” that aggregate to comprise Knowledge Clouds.

We define our “contracted customers” as VARs, direct end customers and end customers who purchase our services directly through channel partners, that have purchased one or more of our products under a unique customer identification number since our inception for our license products and individuals or entities that have an active maintenance and support agreement for at least one of our maintenance and support products. Each unique customer identification number constitutes a separate customer regardless of the amount purchased. We may have multiple purchasers of our products within a single organization, each of which may be assigned a unique customer identification number and deemed a separate customer. As of September 30, 2023 and December 31, 2022 and 2021, we had 26, 24 and 11 contracted customers, respectively. For each of the ninth months ended September 30, 2023 and the years ended December 31, 2022 and 2021, newly contracted customers represented 3, 14 and 1 of our total contracted customers.

We define enterprise end customers as entities or organizations that have 250 or more licensed users on our AI and automation platform. Our enterprise end customers include our VARs’ customers. Our enterprise end customer base is comprised of companies operating across a variety of verticals, including education, healthcare, insurance, manufacturing, energy and utilities. Our enterprise end customers are geographically dispersed across Asia, the Middle East and North America.

We define licensed users as individuals with access to the platform. As of September 30, 2023 and December 31, 2022 and 2021, we had over 4.1 million, 3.9 million and 2.8 million licensed users, respectively.

When we refer to customers, we are referring generally to all of the categories of customers detailed above, including VARs, contracted customers, enterprise end customers and licensed users.

We typically enter into product license and content agreements (“Product License”) with VARs and direct end customers based on a standard form that contains standard terms and conditions, including billing and payment, default, termination, limitations of liability, confidentiality, assignment and notification, and other key terms and conditions. Under the terms of our Product Licenses, which typically include a set term and automatically renew for further set terms, but which generally may be terminated by either party with 24 months’ notice, our customers are granted the combined software license and maintenance performance obligation and may directly utilize the platform or incorporate the platform to deliver customized solutions using our platform. Sales under our Product Licenses are generally made on a maintenance and support agreement basis (with no spend or purchase commitments). We also typically enter into maintenance and support orders with our customers which are typically one to three years in length and contain provisions to auto-renew for one-year periods. We typically estimate the implementation fees by estimating the cost of providing the services and adding a reasonable margin, and combined software license and maintenance fees using the residual approach as we sell our AI platform and related maintenance services to different customers at a highly variable range of amounts.

Case Studies

We believe the following case studies are representative examples of how our customers have benefitted from our solutions.

Global Marine Company Servicing Oil & Gas Infrastructure

Situation:    Our customer owns and operates an extensive fleet of offshore supply vessels that service the global oil and gas industry. Unfortunately, the customer was involved in a shipping incident that resulted in multiple lost time injuries and over $10 million in damages. The investigation identified critical gaps in risk management and compliance training. Further, costly lost time incidents also became evident, and the need to upgrade the legacy mode of manual training and content delivery became glaringly apparent.

Solution and Benefits:    The customer engaged us to utilize our platform to transform their training and related operations. We first created a “Knowledge Cloud” to aggregate and leverage content across the enterprise, which was the first step to facilitating ongoing collaboration amongst previously siloed departments. We then fully digitized their training protocol based on the broader and better-defined picture enabled by the Knowledge Cloud, which led to the deployment of the program throughout the organization, even in remote locations where “best practices” were previously lacking. We also engaged our AI platform across the enterprise, from crew manifest systems to vessel management, which immediately began to identify critical disconnects in training and risk management generally. The customer reported the following benefits:

•        A 58x increase in training content consumption by their employees

•        Zero lost time due to incidents for three years after our integration

•        130% increase in HSE observation cards

After implementing our solution, our customer also informed us that it was able to improve its footprint with all of the oil majors by marketing its “new culture” of safety values and crew enthusiasm.

U.S. Insurance Provider

Situation:    Our customer is a super-regional property and casualty insurance provider working with youth-oriented non-profit organizations. The customer was seeking ways to improve proactive engagement with, and loss prevention resources for, its insureds, while reducing the internal workload required to support these enhancements.

Solution and Benefits:    We utilized our platform to enable our customer to establish a library of over 250 online courses as a free solution for its clients. Our customer’s loss control team leveraged the library to deliver proactive training and best practices to help policyholders identify and mitigate risk. For the policyholders, the library could be customized to reflect their organizational structure, while also acting as a centralized digital repository for historical and new training records to optimize underwriting efforts. The client reported the following benefits:

•        250 client organizations registered

•        Over 32,000 users registered

•        154,000 trainings were assigned

•        An average Net Promotor Score of 8.9/10 was achieved

•        Administrative efforts for end users were reduced by 25%

After implementing our solution, our customer now maintains a more proactive program for both its team and its insureds, and is fully leveraging the platform to help win and retain business and enhance loss ratios.

Global Education Provider

Situation:    Our customer is a residential school (Kindergarten to XII Standard) that has been implementing CISCE/ICSE curricula for over 40 years, with a focus on providing a comprehensive educational experience for its students. Their goal was to provide a rich and diverse experience catered to the needs of its students, but their legacy technology was unable to create personalized learning paths for students and their “one-size-fits-all” approach left students with broad learning gaps. The institution faced significant attrition levels of its top teachers as it struggled to deliver its broad curriculum effectively and to articulate its value differentiation and outcome predictability.

Solution and Benefits:    The school engaged us to aggregate in-house and third-party content through our AI-driven data compilation technology and institutionalize the teacher expertise into a newly-created integrated learning platform. This platform automated previously repetitive tasks required of teachers, provided AI-generated and machine learning-assisted learning assessments and grading, and enabled students to personalize their learning paths and track their performance in real time. The institution reported the following benefits:

•        23% increase in average academic scores

•        20% decrease in weekly effort spent on administrative Q&A

•        60% decrease in grading and assessment efforts

After implementing our solution, the school rapidly transitioned to a hybrid learning model that extended beyond the classroom, by deploying our solutions across its multi-campus footprint.

Competition

The market for our products and services is intensely competitive and characterized by rapid changes in technology, customer requirements, and by frequent new product and service offerings and improvements. We operate at the intersection of global AI, hyperautomation and global e-Learning. We compete directly or indirectly with:

•        Legacy e-Learning services;

•        Direct-to-consumer training and e-Learning offerings;

•        Automation and workflow solutions;

•        Data management, machine learning, and analytics players; and

•        Bespoke solutions developed by enterprises in-house.

We believe that the principal competitive factors in our markets include the ability to deliver:

•        dynamic AI-powered capabilities and workflows;

•        highly advanced and sophisticated content augmentation and recommendations embedded in the flow of work;

•        flexibility and scalability across multiple use-cases with end-to-end integrations across an enterprise;

•        thorough structured and unstructured data comprehension;

•        company-specific data sets that cannot be replicated without deep enterprise integrations;

•        pricing and contract terms;

•        customer relationships;

•        brand reputation;

•        privacy and security; and

•        continued innovation.

Although some of our competitors enjoy greater resources, higher brand recognition, broader range of IT, larger existing customer bases, or more mature intellectual property portfolios, we believe that we compete favorably on the basis of these factors above and do not believe that any company offers the same overall value proposition as we do across our markets. However, conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by competitors or continuing market consolidation and we expect the competitive environment to remain intense.

Sales and Marketing

We serve over 1,000 enterprise end customers by helping them achieve their learning, automation and information intelligence goals.

Our client base is comprised of companies operating across a variety of verticals, including education, healthcare, insurance, manufacturing, energy and utilities. Over time, we believe there are valuable use cases for our platform in many other verticals. Our customers are geographically dispersed across Asia, the Middle East and North America, and in 2022 our largest contracted customer accounted for less than 20% of our total revenue.

Our sales strategy is comprised of two main constituents: our direct sales team and our channel partners. Our direct sales team is tasked with both acquiring clients in established verticals and acquiring new channel partners in expansionary markets. We leverage our channel partners to generate leads in new verticals and geographies which we then scale through our direct sales force. Our sales team is supported by engineers with deep technical expertise and responsibility for pre-sales technical support, solutions for engineering for our customers and technical training for our channel partners.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and through our channel partner relationships. Our marketing programs target business units within companies rather than purchasing, human resources or administrative departments to drive sales by demonstrating the impact of our product capabilities on results. Our principal marketing programs include webinars, roadshows, iLearningEngines sponsored exhibitions and events, cooperative marketing efforts with channel partners, and use of our website.

We typically enter into a services agreement (a “Services Agreement”) with our channel partners which provide for the provision of specific services. Our Services Agreements are generally not exclusive and we have the ability to contract with any number of channel partners for various sales, business development, administrative, operational and other functions as we sees fit. Our Services Agreements generally do not include a (i) term or duration or (ii) and spend or purchase commitments. Our Services Agreements generally provide that either party may terminate the agreement with 60 to 90 days’ prior written notice or immediately for non-performance.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. We believe that our intellectual property rights are valuable and critical to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate. We are the registered holder of over 50 domestic and international domain names across our product and service footprint, including “ilearningengines.com,” “ilearningengines.in” and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.

Government Regulation

Our business is and will continue to be subject to extensive U.S. federal and state and foreign laws and regulations, including laws and regulations involving privacy, data protection, education, security, intellectual property, competition, taxation, anti-corruption, anti-bribery, anti-money laundering, and other similar laws. Many of these laws and regulations are still evolving and are likely to remain uncertain for the foreseeable future, and these laws and regulations can vary significantly from jurisdiction to jurisdiction. The costs of complying with these laws and regulations are high and likely to increase in the future. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our competitors that have greater resources.

In the United States, we are subject to data security and privacy rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the CCPA, and other state and federal laws relating to privacy and data security. The CCPA requires covered businesses to provide new disclosures to California residents and to provide them new ways to opt-out of the sale of personal information, and provides a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to propose laws similar to the CCPA.

In the United States, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively “HIPAA”) protects the privacy and security of protected health information, used or disclosed by covered entities including certain healthcare providers, health plans and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. HIPAA may apply to us in certain circumstances and may also apply to our customers in ways that may impact our relationships with them.

Further, as a result of information we collect from third parties, we may be subject to the United Kingdom’s Age Appropriate Design Code (“AADC”) and incoming Online Safety Bill that focus on online safety and protection of children’s privacy online. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act (“COPPA”). COPPA applies to operators and co-operators of commercial websites and online services directed to US children under the age of 13 that collect personal information from children.

As a result of our international operations, we must comply with a multitude of data security and privacy laws that may vary significantly from jurisdiction to jurisdiction. Virtually every jurisdiction in which we operate has established or is in the process of establishing data security and privacy legal frameworks with which we or our customers must comply. Our failure to comply with the laws of each jurisdiction may subject us to significant penalties. For example, the data protection landscape in Europe, including with respect to cross-border data transfers, is currently unstable and other countries outside of Europe have enacted or are considering enacting cross-border data transfer restrictions and laws requiring local data residency.

Various state laws in the United States govern the corporate practice of medicine and other healthcare professions and prohibit the unauthorized practice of medicine. The state licensure and corporate practice statutes, regulations, and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Violations of these laws may result in significant sanctions.

Further, the federal Food and Drug Administration (“FDA”) acting under the scope of the Food, Drug, & Cosmetic Act (“FDCA”) and its implementing regulations, has broad authority to regulate the manufacture, distribution, and labeling of many products, including medical devices. The FDA has become increasingly active in addressing the regulation of computer software functions intended for use in healthcare settings. The FDA has the authority to regulate a software function as a medical device if it falls within the definition of a “device” under the FDCA. If the FDA determines that our AI platform is a medical device, we may be required to obtain premarket approval or clearance or risk distributing an unapproved medical device in violation of the FDCA. Violations of the FDCA may result in significant penalties.

For a discussion of the various risks we face from regulation and compliance matters, see the sections titled “Risk Factors — Risks Related to Data Privacy and Cybersecurity” and “Risk Factors — Risks Related to Regulatory Compliance and Governmental Matters.”

Security, Privacy and Data Protection

We prioritize the protection of customer and company data. We have developed and implemented what we believe is an effective framework comprising both technical and operational controls. We ensure that there is both internal and independent external oversight of the security framework to ensure its continued implementation and effectiveness.

Internal Cloud Security:

For all our product development work, our internal platform security is managed using hosting cloud provider services. The cloud provider adheres to security controls for ISO 27001, ISO 27018, SOC 1, SOC 2, SOC3, FedRAMP, HITRUST, MTCS, IRAP, and ENS.

Client Cloud Security:

For all production deployments of our platform, cloud security is managed by Client/Channel Partner directly using cloud provider services and third-party tools. We work jointly with our partners and end customers to ensure adherence to required security and privacy needs.

We are an ISO 27001 and ISO 9001 certified organization and follow the required controls and compliances.

Our Employees, Culture and Values

Our success is supported and progressed by the passionate team we have assembled. Across our company, we have an aligned “People & Process” culture that drives our products, research, services, and our customers’ efforts to make the world a better place. As of August 2023, we had 92 full-time employees and 407 contracted employees globally, which can either be provided by our channel partners or contracted directly with iLearningEngines. While our headquarters is in Bethesda, Maryland, our workforce is currently remote-first. This allows us to find the right talent to serve our users, regardless of location. In the United States, we have concentrations of employees in Alaska, Connecticut, Illinois, Maryland, Oklahoma, Texas and Virginia, which allows our employees a mix of in-person and remote work. This approach continues to be an asset in our recruiting efforts, especially as other companies begin to require employees to return to the office or take reductions in pay. Our non-US based employees are located in Australia, India, the United Kingdom and the United Arab Emirates. We believe that our employee relations are good.

iLearningEngines empowers enterprises to realize their CSR goals and drive social impact programs. On our platform, enterprises can seamlessly roll out educational programs that positively impact their employees, customers, and the wider community in which they operate.

Our platform offers personalized learning pathways and powerful content creation capabilities that help enterprises build a purpose-driven culture by engaging users and supporting subject matter experts. Our multi-tenant and extensive integration features also make us an effective solution for enterprises looking for a partner with experience in driving impact programs across multiple regions. We have powered multiple programs globally with key areas of impact including employee wellbeing, empowering women, equal education, youth mentorship and child protection. A key tenet of our business is focused on making expert learning more accessible and improving outcomes across our global customer base.

Our Facilities

We have a global presence with six leased offices in premier locations across the United States, United Arab Emirates and India. Our corporate headquarters is located in Bethesda, Maryland, pursuant to a lease that expires in July 31, 2024. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Legal Proceedings

From time to time, we or our customers or partners, for whom we may act as an indemnitor, may be subject to legal proceedings that arise in the ordinary course of business. In addition, we or our customers or partners have received, and may in the future receive, various types of claims including potential claims from third parties asserting, among other things, infringement of their intellectual property rights. We are not currently a party to any litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, financial position, results of operations or cash flows.

Future litigation may be necessary to defend ourselves and our business partners and to determine the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. Accordingly, there can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, financial position, results of operations or cash flows.

ILEARNINGENGINES’ EXECUTIVE AND DIRECTOR COMPENSATION

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “iLearningEngines,” “we,” “us,” “our” or “the Company” refers to iLearningEngines and its consolidated subsidiaries prior to the consummation of the Business Combination and to New iLearningEngines and its consolidated subsidiaries following the consummation of the Business Combination.

This discussion may contain forward-looking statements that are based on iLearningEngines’ current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

For the fiscal year ended December 31, 2022, iLearningEngines’ named executive officers were:

•        Harish Chidambaran, President and Chief Executive Officer;

•        S. Farhan Naqvi, Chief Financial Officer & Head of Corporate Development; and

•        Balakrishnan Arackal, Chief Business Officer.

Summary Compensation Table

The following table sets forth information concerning the compensation of iLearningEngines’ named executive officers for the fiscal year ended December 31, 2022:

Name, Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Harish Chidambaran	2022	360,000	—	—	—	—	53,145	413,145
President and Chief Executive Officer	2021	360,000	—	—	—	—		360,000
S. Farhan Naqvi	2022	275,000	—	4,219,920	—	—	48,366	4,543,286
Chief Financial Officer & Head of Corporate Development	2021	250,000	—	3,375,936	—	—	—	3,625,936
Balakrishnan Arackal	2022	325,000	—	9,439,920	—	—	—	9,764,920
Chief Business Officer	2021	325,000	—	7,551,936	—	—	—	7,876,936

____________

(1)      Salary amounts represent actual amounts earned during fiscal year 2022. See “— Narrative Disclosure to Summary Compensation Table — Base Salaries” below.

(2)      This column reflects the aggregate grant date fair value of the restricted stock unit awards granted to our named executive officers during fiscal year 2022 computed in accordance with ASC Topic 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements included elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the restricted stock unit awards or the sale of the common stock underlying such restricted stock unit awards.

(3)      This column reflects the aggregate value of other categories of payment, including (i) for Mr. Chidambaran, $53,145 for 401(k) plan employer matching contributions and (ii) for Mr. Naqvi, $48,366 for 401(k) plan employer matching contributions.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Our named executive officers receive an annual base salary to compensate them for the services they provide to the Company. The annual base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

As of December 31, 2022, Mr. Chidambaran, Mr. Naqvi and Mr. Arackal had annual base salaries of $360,000, $275,000 and $325,000, respectively.

Bonuses

iLearningEngines may in the future provide cash bonuses to certain members of its executive team on an ad hoc basis as deemed appropriate, in the form of spot bonuses or for achievement of certain milestones or as individually negotiated in a named executive officer’s employment agreement or offer letter.

Equity-Based Incentive Awards

iLearningEngines’ equity award program is the primary vehicle for offering long-term incentives to its executives. iLearningEngines believes that equity awards provide its executive officers with a strong link to long-term performance, create an ownership culture and help to align the interests of iLearningEngines’ executive officers with its stockholders. iLearningEngines has historically granted restricted stock awards and RSUs to its executive officers. iLearningEngines believes that its equity awards are an important retention tool for its executive officers, as well as for its other employees. iLearningEngines grants equity awards broadly to its employees, including to its non-executive employees. The iLearningEngines Board is responsible for approving equity grants.

Prior to the Business Combination, iLearningEngines made awards pursuant to the 2020 Equity Incentive Plan (the “2020 Plan”) and the Director Purchase Agreements. The terms of the 2020 Plan are described under the section titled “— Equity Incentive Plans” below. The terms of the Director Purchase Agreements are described below.

On August 12, 2021, iLearningEngines awarded 34,225,600 shares of restricted stock to Mr. Chidambaran pursuant to a Director Purchase Agreement. The restricted stock is subject to service-based, annual vesting over ten years, starting on the date of a “liquidity event,” so long as the Mr. Chidambaran retains his status as a service provider with iLearningEngines through each such date. The Director Purchase Agreements define a liquidity event as, the consummation of the first to occur of any of the following: (i) a Change in Control (as defined in the 2020 Plan and including the requirement that a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A of the Code) (See “— Change in Control” below); (ii) the date following the effective date of a registration statement of the Company filed under the Securities Act (as defined in the 2020 Plan) for the sale of the Company’s common stock; (iii) the settlement of the initial trade of shares of the Company’s common stock on the Nasdaq Global Select Market, the New York Stock Exchange or another exchange or marketplace approved by the iLearningEngines Board by means of an effective registration statement under the Securities Act that registers shares of existing common stock of the Company for resale; or (iv) the Company’s consummation of a merger or consolidation with a special purpose acquisition company or its subsidiary in which the common stock (or similar securities) of the surviving or parent entity are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act. See “Certain ILearningEngines Relationships and Related Party Transactions — Director Purchase Agreements” for additional information regarding the Director Purchase Agreements.

On August 12, 2021, iLearningEngines awarded RSUs to each of Mr. Naqvi and Mr. Arackal covering the total amounts of 1,687,979 and 3,775,957 shares of common stock, respectively. The RSUs awarded are subject to two vesting requirements: (i) a time-based vesting requirement; and (ii) a liquidity-event vesting requirement and both vesting requirements must be satisfied for the RSUs to vest. Time-based vesting occurs as follows: one fourth (1/4th) of the total number of shares underlying the RSUs (rounded down) will satisfy time-based vesting on the one-year anniversary of the vesting commencement date, and thereafter one-forty eighth (1/48th) of the total number of shares underlying the RSUs (rounded down, except for the final scheduled vesting installment) will satisfy time-based vesting on each monthly anniversary of the vesting commencement date, subject to each recipient’s continuous service with iLearningEngines through each such date. The vesting commencement dates for the RSUs awarded to Mr. Naqvi are February 1, 2019 with respect to 1,387,979 shares and January 1, 2020 with respect to 300,000 shares. The vesting commencement dates for the RSUs awarded to Mr. Arackal are October 10, 2018 with respect to 2,775,957 shares and January 1, 2020 with respect to 1,000,000 shares. The liquidity-event vesting requirement is satisfied upon the consummation of a “liquidity event” before the expiration date of the RSUs. The expiration date of the RSUs is generally the date that is seven years after the date of grant. A “liquidity event” is defined as the consummation before the RSU’s expiration date of the first to occur of any of the following: (i) a Change in Control (as defined in the 2020 Plan and including the requirement that a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A of the Code) (See “— Change in Control” below); (ii) the date following the effective date of a registration statement of the Company filed under the Securities Act (as defined in the 2020 Plan) for the sale of the Company’s common stock; (iii) the settlement of the initial trade of shares of the Company’s common stock on the Nasdaq Global Select Market, the New York Stock Exchange or another exchange or marketplace approved by the iLearningEngines Board by means of an effective registration statement under the Securities Act that registers shares of existing common stock of the Company for resale; or (iv) the Company’s consummation of a merger or consolidation with a special purpose acquisition company or its subsidiary in which the common stock (or similar securities) of the surviving or parent entity are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act. See “— Outstanding Equity Awards at December 31, 2022” below. Mr. Naqvi’s RSU awards include a provision that, at Mr. Naqvi’s election at the settlement of the RSU awards, the Company will satisfy any tax withholding obligation by withholding the number of shares of the Company’s common stock necessary to satisfy Mr. Naqvi’s tax withholding obligation, and providing Mr. Naqvi with the net shares of common stock (a “withhold-to-cover”). The Company will be obligated to pay cash to satisfy the tax obligation. In addition, if Mr. Naqvi’s continuous service is terminated by the Company for cause, then: (i) 50% of Mr. Naqvi’s RSUs (rounded up to the nearest whole number) that have satisfied the time-based vesting requirement as of the date of such termination will be forfeited at no cost to the Company and Mr. Naqvi will have no further right, title or interest in or to such underlying shares of the Company’s common stock, and (ii) Mr. Naqvi’s remaining RSUs (those RSUs that are not forfeited under clause (i) above) that have satisfied the time-based vesting requirement as of the date of such termination will be retained and eligible to be settled, notwithstanding Mr. Naqvi’s termination for cause.

Immediately prior to the Business Combination, the 2020 Plan will be amended such that no further grants will be made under the 2020 Plan. At the Effective Time, outstanding iLearningEngines RSUs under the 2020 Plan will be assumed by New iLearningEngines and converted into RSUs covering shares of New iLearningEngines Common Stock, but will remain subject to the terms of the 2020 Plan and the applicable award agreement; provided that such assumed iLearningEngines RSUs will be settled only for shares of New iLearningEngines Common Stock after the Effective Time.

Health and Welfare and Retirement Benefits

All of iLearningEngines’ named executive officers are eligible to participate in iLearningEngines’ employee benefit plans, including medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of iLearningEngines’ other full-time employees. iLearningEngines pays approximately 50% to 80% of the premiums for medical, dental, vision, group term life, disability and accidental death and dismemberment insurance for all of its employees, including its named executive officers. iLearningEngines generally does not provide other perquisites or personal benefits to its named executive officers, except in limited circumstances.

401(k) Plan

iLearningEngines’ named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. In 2022, contributions made by participants, including the named executive officers, to the 401(k) plan were partially matched by the Company up to a specified percentage of the employees’ contribution. These matching contributions are fully vested when made.

Outstanding Equity Awards at December 31, 2022

The following table presents information regarding outstanding equity awards held by iLearningEngines’ named executive officers as of December 31, 2022. All awards were granted pursuant to the 2020 Plan or a Director Purchase Agreement between the recipient and iLearningEngines. See the section titled “— Equity Incentive Plans —2020 Plan” below for additional information regarding the 2020 Plan and the sections titled “— Equity-Based Incentive Awards” and “Certain iLearningEngines Relationships and Related Party Transactions — Director Purchase Agreements” for additional information regarding the Director Purchase Agreements.

Name	Grant Date	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Harish Chidambaran	8/12/2021	—	—	—	—	34,225,600	(3)	342,256,000
S. Farhan Naqvi	8/12/2021	—	—	—	—	1,387,979	(4)	13,879,790
	8/12/2021	—	—	—	—	300,000	(5)	3,000,000
Balakrishnan Arackal	8/12/2021	—	—	—	—	2,775,957	(6)	27,759,570
	8/12/2021	—	—	—	—	1,000,000	(7)	10,000,000

____________

(1)      Represents restricted stock and RSUs that are subject to vesting conditions. The restricted stock is subject to service-based, annual vesting over ten years, starting on the date of a liquidity event, so long as the employee retains his status as a service provider with iLearningEngines through each such date. The RSUs are subject to two vesting conditions: (i) a time-based vesting condition; and (ii) a liquidity-based vesting condition, which are satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.”

(2)      As there was no public market for iLearningEngines common stock on December 31, 2022, iLearningEngines has assumed that the fair value of each restricted stock and RSU on such date was $10.00.

(3)      The restricted stock is subject to service based annual vesting over ten years, so long as the employee retains his status as a service provider with iLearningEngines through each such date. Assuming the Business Combination closes on December 31, 2023, none of Mr. Chidambaran’s restricted stock will be vested at the Closing.

(4)      The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” Since the RSUs do not vest until such time that a liquidity event occurs, no shares underlying the RSUs have vested. Assuming the Business Combination closes on December 31, 2023, 1,387,979 shares of Mr. Naqvi’s RSUs will be vested at the Closing.

(5)      The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” As no shares vest until such time that a liquidity event occurs, no shares underlying the RSUs have vested. Assuming the Business Combination closes on December 31, 2023, 185,000 shares of Mr. Naqvi’s RSUs will be vested at the Closing.

(6)      The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” Since the RSUs do not vest until such time that a liquidity event occurs, no shares underlying the RSUs have vested. Assuming the Business Combination closes on December 31, 2023, 2,775,957 shares of Mr. Arackal’s RSUs will be vested at the Closing.

(7)      The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” Since the RSUs do not vest until such time that a liquidity event occurs, no shares underlying the RSUs have vested. Assuming the Business Combination closes on December 31, 2023, 916,668 shares of Mr. Arackal’s RSUs will be vested at the Closing.

Employment Arrangements with Executive Officers

iLearningEngines initially entered into employment agreements with each of the named executive officers in connection with the commencement of their employment with iLearningEngines, which set forth the terms and conditions of each executive’s employment. Effective upon the closing of the Business Combination, we intend to enter into new employment agreements with Messrs. Chidambaran, Naqvi and Arackal that will supersede and replace each such named executive officer’s existing employment agreement and provide for specified payments and benefits in connection with a termination of employment in certain circumstances. The current executive employment agreements with each of our named executive officers are summarized below.

Employment Agreement with Harish Chidambaran

On January 1, 2011, the Company’s predecessor, iHealthEngines Inc., entered into an at-will employment agreement with Harish Chidambaran to serve as Chief Executive Officer (the “Chidambaran Employment Agreement”). The principal terms of the Chidambaran Employment Agreement are summarized below.

The Chidambaran Employment Agreement is effective as of January 1, 2011, and provides for an annual base salary of $300,000, which may be increased from time to time in the discretion of the iLearningEngines Board to address cost of living increases and other considerations. The Chidambaran Employment Agreement further provides that Mr. Chidambaran will be eligible to participate in any bonus or incentive programs provided to other employees as may be created by the Company and has the option to convert into shares of common stock at par value in the event that his base salary is not paid by the Company.

The Chidambaran Employment Agreement provides for standard employment related benefits, including medical insurance (health, dental, vision), 401(k) benefits or an equivalent retirement plan that allows employer-matching contributions, and other benefits generally made available to employees under the Company’s employee benefit plans.

The Chidambaran Employment Agreement is an at-will agreement and may be terminated at any time and for any reason or without reason. However, in the event that Mr. Chidambaran is terminated by the Company without Cause or he resigns for Good Reason, the Company must provide the following “Separation Benefits”: (i) a lump sum severance payment equal to Mr. Chidambaran’s annual base salary as of the termination date; and (ii) accelerated vesting of any outstanding and unvested equity awards previously granted to Mr. Chidambaran. Receipt of the Separation Benefits is conditioned upon Mr. Chidambaran’s execution of a full and complete release of claims in favor of the Company. Mr. Chidambaran’s termination due to his death or disability does not constitute a “without Cause” termination.

The Chidambaran Employment Agreement defines “Cause” as any of the following acts by Mr. Chidambaran: (i) commission of an act of fraud, embezzlement, misappropriation, moral turpitude, or theft in the course of Mr. Chidambaran’s employment with the Company; (ii) willful and repeated refusal to perform specific and material duties within the scope of Mr. Chidambaran’s responsibilities set forth in the Chidambaran Employment Agreement and consistent with the Company’s policies (other than a failure as a result of Executive’s death or disability), and such refusal is not cured within thirty (30) days after the Company provides written notice to Mr. Chidambaran; or (iii) material breach of any material provision of the Chidambaran Employment Agreement, and such failure or breach is not cured within thirty (30) days after the Company provides written notice to Mr. Chidambaran of such failure.

“Good Reason” is defined as the occurrence of any of the following events: (i) the iLearningEngines Board unilaterally reduces Mr. Chidambaran’s compensation (other than reduction of benefits that applies company-wide) or fails to pay Mr. Chidambaran any compensation due and owing; (ii) the Company has breached any material of the Agreement; (iii) the Company unilaterally reduces Mr. Chidambaran’s title, duties, authority or responsibilities; or (iv) the Company unilaterally requires Mr. Chidambaran to relocate Mr. Chidambaran’s primary place of employment by more than twenty (20) miles from its location at that time. In order to constitute “Good Reason,” Mr. Chidambaran must give the Company notice within 90 days of the occurrence of the Good Reason event and thirty (30) days to cure the alleged Good Reason event.

The Chidambaran Employment Agreement contains an inventions assignment provision, a twelve (12) month non-competition provision, a twelve (12) month non-solicitation of employees provision, confidentiality and non-disclosure obligations, an executive indemnification agreement, and an arbitration provision.

The foregoing description of the Chidambaran Employment Agreement is qualified in its entirety by reference to the full text of the Chidambaran Employment Agreement.

Employment Agreement with S. Farhan Naqvi

On February 20, 2019, iLearningEngines entered into an at-will employment agreement with S. Farhan Naqvi to serve as Chief Financial Officer (the “Naqvi Employment Agreement”). The principal terms of the Naqvi Employment Agreement are summarized below.

The Naqvi Employment Agreement is effective as of February 20, 2019, and provides for an annual base salary of $250,000, which may be increased from time to time in the iLearningEngines’ Board’s discretion to address cost-of-living increases and other considerations. The Naqvi Employment Agreement further provides that Mr. Naqvi will be eligible to participate in any bonus or incentive programs provided to other employees. The Naqvi Employment Agreement further provides for the grant of an equity award (in the form of restricted stock units, stock options and/or restricted stock), equivalent to 2% of the valuation of iLearningEngines at the time of the first priced equity round occurring in calendar year 2021 or thereafter, which shall vest according to the following schedule: (a) 25% upon the employment commencement date; and (b) an additional 25% each fiscal year thereafter. The Naqvi Employment Agreement contemplates the grant of additional equity awards on an annual basis at the discretion of the iLearningEngines Board.

The Naqvi Employment Agreement provides for standard employment related benefits including medical insurance (health, dental, vision), 401(k) benefits or an equivalent retirement plan that allows matching contributions, and other benefits generally made available to employees under iLearningEngines’ employee benefit plans.

The Naqvi Employment Agreement is an at-will agreement and may be terminated at any time and for any reason or without reason. However, in the event that Mr. Naqvi is terminated without Cause or he resigns for Good Reason, Mr. Naqvi is entitled to the following “Separation Benefits”: (i) a lump sum severance payment equal to Mr. Naqvi’s annual base salary at the time of termination; and (ii) accelerated vesting of any outstanding unvested equity awards previously granted to Mr. Naqvi. Receipt of the Separation Benefits is conditioned upon Mr. Naqvi’s execution of a full and complete release of claims in favor of the Company. Mr. Naqvi’s termination due to his death or disability does not constitute a “without Cause” termination.

The Naqvi Employment Agreement defines “Cause” as any of the following acts by Mr. Naqvi: (i) commission of an act of fraud, embezzlement, misappropriation, moral turpitude, or theft in the course of Mr. Naqvi’s employment with the Company; (ii) willful and repeated refusal to perform specific and material duties within the scope of Mr. Naqvi’s responsibilities set forth in the Naqvi Employment Agreement and consistent with the Company’s policies (other than a failure as a result of Mr. Naqvi’s death or disability), and such refusal is not cured within thirty (30) days after the Company provides written notice to Mr. Naqvi; or (iii) material breach of any material provision of the Naqvi Employment Agreement, and such failure or breach is not cured within thirty (30) days after the Company provides written notice to Mr. Naqvi of such failure.

“Good Reason” is defined as the occurrence of any of the following events: (i) the iLearningEngines’ Board unilaterally reduces Mr. Naqvi’s compensation (other than reduction of benefits that applies Company-wide) or fails to pay Mr. Naqvi any compensation due and owing; (ii) the Company has breached any material term of the Naqvi Employment Agreement; (iii) the Company unilaterally reduces Mr. Naqvi’s title, duties, authority or responsibilities; or (iv) the Company unilaterally requires Mr. Naqvi to relocate Mr. Naqvi’s primary place of employment by more than twenty (20) miles from its location at that time. In order to constitute “Good Reason,” Mr. Naqvi must give the Company notice within 90 days of the occurrence of the Good Reason event and thirty (30) days to cure the alleged Good Reason event.

The Naqvi Employment Agreement contains an inventions assignment provision, a twelve (12) month non-competition provision, a twelve (12) month non-solicitation of employees provision, confidentiality and non-disclosure obligations, an executive indemnification agreement and an arbitration provision.

The foregoing description of the Naqvi Employment Agreement is qualified in its entirety by reference to the full text of the Naqvi Employment Agreement.

Employment Agreement with Balakrishnan Arackal

On October 10, 2018, iLearningEngines entered into an at-will employment agreement with Balakrishnan Arackal to serve as Executive Vice President of Sales and Strategy (the “Arackal Employment Agreement”). The principal terms of the Arackal Employment Agreement are summarized below.

The Arackal Employment Agreement is effective as of October 10, 2018, but has an employment start date of September 1, 2019. The Arackal Employment Agreement contemplates that Mr. Arackal’s primary work location will be Dubai, UAE. The Arackal Employment Agreement provides for an annual base salary of $325,000, which may be increased from time to time in the iLearningEngines’ Board’s discretion in order to address cost of living increases and other considerations.

The Arackal Employment Agreement further provides that Mr. Arackal will be eligible to participate in any bonus or incentive programs provided to other employees. The Arackal Employment Agreement further provides for the grant of an equity award (in the form of restricted stock units, stock options and/or restricted stock), equivalent to 2-3% of the valuation of the Company, with the exact percentage in accordance with various factors contained therein and which shall vest according to the following schedule: (a) 25% upon the employment commencement date; and (b) an additional 1/36 each month thereafter. The Arackal Employment Agreement contemplates the grant of additional equity awards on an annual basis in an amount equivalent to $100,000 per year.

The Arackal Employment Agreement provides for standard employment related benefits including medical insurance (health, dental, vision), 401(k) benefits or an equivalent retirement plan that allows employer-matching contributions, and other benefits generally made available to employees under the Company’s employee benefit plans.

The Arackal Employment Agreement is an at-will agreement and may be terminated at any time and for any reason or without reason. However, in the event that Mr. Arackal is terminated without Cause or he resigns for “Good Reason,” Mr. Arackal is entitled to the following “Separation Benefits”: (i) a lump sum severance payment equal to Mr. Arackal’s annual base salary at the time of his termination; and (ii) accelerated vesting of any outstanding and unvested equity awards previously granted to Mr. Arackal. Receipt of the Separation Benefits is conditioned upon Mr. Arackal’s execution of a full and complete release of claims in favor of the Company. Mr. Arackal’s termination due to his death or disability does not constitute a “without Cause” termination.

The Arackal Employment Agreement defines “Cause” as any of the following acts by Mr. Arackal: (i) commission of an act of fraud, embezzlement, misappropriation, moral turpitude, or theft in the course of Mr. Arackal’s employment with the Company; (ii) willful and repeated refusal to perform specific and material duties within the scope of Mr. Arackal’s responsibilities set forth in this agreement and consistent with the Company’s policies (other than a failure as a result of Mr. Arackal’s death or disability), and such refusal is not cured within thirty (30) days after the Company provides written notice to Mr. Arackal; or (iii) material breach of any material provision of this Agreement, and such failure or breach is not cured within thirty (30) days after the Company provides written notice to Mr. Arackal of such failure.

“Good Reason” is defined as the occurrence of any of the following events: (i) the iLearningEngines Board unilaterally reduces Mr. Arackal’s compensation (other than reduction of benefits that applies Company-wide) or fails to pay Mr. Arackal any compensation due and owing; (ii) the Company has breached any material of the Arackal Employment Agreement; (iii) the Company unilaterally reduces Mr. Arackal’s title, duties, authority or responsibilities; or (iv) the Company unilaterally requires Mr. Arackal to relocate Mr. Arackal’s primary place of employment by more than twenty (20) miles from its location at that time. In order to constitute “Good Reason,” Mr. Arackal must give the Company notice within 90 days of the occurrence of the Good Reason event and thirty (30) days to cure the alleged Good Reason event.

The Arackal Employment Agreement contains an invention assignment provision, a twelve (12) month non-competition provision, a twelve (12) month non-solicitation provision, confidentiality and non-disclosure obligations, an executive indemnification agreement, and an arbitration provision.

The foregoing description of the Arackal Employment Agreement is qualified in its entirety by reference to the full text of the Arackal Employment Agreement.

Executive Officer Compensation Following the Business Combination

Following the consummation of the Business Combination, it is expected that New iLearningEngines will establish an executive officer compensation program pursuant to which the compensation committee will oversee the compensation policies, plans and programs and review and determine compensation to be paid to executive officers, directors and other senior management, as appropriate. The compensation policies followed by New iLearningEngines will be intended to provide for compensation that is sufficient to attract, motivate and retain individuals who contribute to the success of New iLearningEngines and to establish an appropriate relationship between executive compensation and New iLearningEngines’ business objectives and stockholder value.

2022 Director Compensation

Historically, we have not had a formalized non-employee director compensation program and our directors did not receive any cash compensation for their service on our Board in 2022. All compensation paid to Mr. Chidambaran is reported above in the “Summary Compensation Table.” iLearningEngines’ policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending iLearningEngines’ Board and committee meetings or performing other services in their capacities as directors.

The following table summarizes the equity awards outstanding on December 31, 2022, for each non-employee director.

Name	Stock Awards (#)
Preeta Chidambaran(1)	5,657,788

____________

(1)      Dr. Chidambaran is expected to resign from the board of directors prior to the Closing of the Business Combination.

Please see “Certain ILearningEngines Relationships and Related Party Transactions — Director Purchase Agreements” for information on how the restricted stock will be treated in the event of a change in control.

Director Compensation Following the Business Combination

Following the consummation of the Business Combination, it is expected that New iLearningEngines will establish and adopt a director compensation program designed to align compensation with its business objectives and stockholder value, while enabling New iLearningEngines to attract, retain, incentivize and reward directors who contribute to the success of New iLearningEngines. New iLearningEngines’ board of directors is expected to review director compensation periodically to ensure that director compensation remains competitive such that New iLearningEngines is able to recruit and retain qualified directors.

Equity Incentive Plans

Equity-based compensation has been and will continue to be an important foundation in executive compensation packages as iLearningEngines believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. iLearningEngines believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Formal guidelines for the allocations of cash and equity-based compensation have not yet been determined, but it is expected that the 2024 Plan described in the Proposal No. 5 will be an important element of New iLearningEngines’ compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the ESPP described in the Employee Stock Purchase Plan Proposal. Below is a description of the 2020 Plan.

2020 Plan

The following summary describes the material terms of the 2020 Plan, as amended, adopted by the iLearningEngines Board on October 1, 2020, and last approved by the stockholders of iLearningEngines on December 1, 2021.

Awards.    The 2020 Plan provided for the grant of ISOs, NSOs, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock awards (collectively, “Awards”) to iLearningEngines’ employees, directors, and consultants who provide services to iLearningEngines.

Authorized Shares.    Subject to certain capitalization adjustments, as of December 31, 2022, the aggregate number of shares of iLearningEngines Common Stock that may be issued pursuant to non-qualified stock awards under the 2020 Plan was 10,000,000 shares.

Shares subject to awards granted under the 2020 Plan that expire or terminate without being settled or that are settled in cash rather than in shares do not reduce the number of shares available for issuance under the 2020 Plan. Also, any shares reacquired to cover withholding obligations will again become available for issuance under the 2020 Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to iLearningEngines or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2020 Plan.

Plan Administration.    The 2020 Plan is administered by the iLearningEngines Board, or a duly authorized committee of the iLearningEngines Board, that is referred to as the “administrator” in the 2020 Plan. Subject to the provisions of the 2020 Plan, the administrator determines in its discretion the persons to whom Awards are granted, the sizes of such Awards and all of their terms and conditions. The administrator has the authority to construe and interpret the terms of the 2020 Plan and Awards granted under it. The administrator may also delegate to one or more of iLearningEngines’ officers the authority to: (1) designate employees (other than officers) to receive specified awards; and (2) determine the number of shares subject to such awards.

Under the 2020 Plan, the administrator also generally has the authority to effect, with the consent of any adversely affected participant: (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefor of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to iLearningEngines’ Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

As of December 31, 2022, RSUs to receive 7,138,438 shares of iLearningEngines Common Stock were outstanding under the 2020 Plan. RSUs are granted under restricted stock unit award agreements adopted by the administrator.

Changes to Capital Structure.    In the event there is a specified type of change in iLearningEngines’ capital structure, such as a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, repurchase, or exchange of shares, appropriate adjustments will be made to the number and class of shares that may be delivered under the 2020 Plan and/or number, class, and the exercise price of shares covered by each outstanding Award.

Corporate Transaction.    The 2020 Plan provides that, in the event of a corporate transaction, Awards will be treated as the administrator determines, and the administrator may take one or more of the following actions with respect to such Awards:

•        arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•        arrange for the assignment of any reacquisition or repurchase rights held by iLearningEngines to the surviving or acquiring corporation;

•        accelerate the vesting of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the qualifying transaction;

•        arrange for the lapse of any reacquisition or repurchase rights held by iLearningEngines;

•        upon written notice to a participant, terminate or cancel or arrange for the termination or cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction; and

•        make a payment equal to the excess, if any, of: (A) the value of the property the holder of the stock award would have received on exercise of the Award, over (B) any exercise price payable by such holder in connection with the exercise.

The administrator is not obligated to treat all stock award or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2020 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of iLearningEngines’ assets; (2) the sale or disposition of at least 50% of iLearningEngines’ outstanding securities; (3) a merger or consolidation in which iLearningEngines does not survive the transaction; or (4) a merger or consolidation in which iLearningEngines does survive the transaction but the shares of iLearningEngines’ common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    In addition to the above, the administrator may provide, in an individual award agreement, that the Award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2020 Plan, a change in control means the occurrence of any of the following events: (i) a change in ownership of iLearningEngines, which occurs on the date that any one person, or more than one person acting as a group, acquires ownership of the stock of iLearningEngines that constitutes more than 50% of the total voting power of the stock of iLearningEngines, except that any changes in the ownership of the stock of iLearningEngines as a result of a private financing of iLearningEngines that is approved by the iLearningEngines Board will not be considered a change in control; (ii) there is a consummated merger, consolidation or similar transaction involving the Company and immediately after such merger, consolidation or similar transaction, the stockholders of the Company immediately prior do not own either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions of their ownership immediately prior to such transaction; or (iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries.

Plan Amendment or Termination.    iLearningEngines’ Board has the authority to amend, alter, suspend, or terminate the 2020 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of iLearningEngines stockholders. No stock awards may be granted under the 2020 Plan while it is suspended or after it is terminated.

At the Effective Time, outstanding iLearningEngines RSUs under the 2020 Plan will be assumed by New iLearningEngines and converted into restricted stock units covering shares of New iLearningEngines Common Stock. The restricted stock units will continue to be governed by the terms of the 2020 Plan. No further awards shall be made under the 2020 Plan following the date that the 2024 Plan becomes effective in connection with the Business Combination. For a summary of the material terms of the 2024 Plan, see “Proposal No. 5 — The Equity Incentive Plan Proposal.”

Emerging Growth Company Status

As an emerging growth company, New iLearningEngines will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of New iLearningEngines’ Chief Executive Officer to the median of the annual total compensation of all of New iLearningEngines’ employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

ILEARNINGENGINES MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of iLearningEngines, Inc. (for purposes of this section, the “Company,” “iLearningEngines” “we,” “us” and “our”) should be read together with iLearningEngines’ audited consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 and the unaudited consolidated financial statements as of and for the fiscal quarters ended September 30, 2023 and 2022, in each case together with the related notes thereto, included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis includes forward-looking statements that involves risks and uncertainties. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

iLearningEngines is an out-of-the-box AI platform that empowers customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. Our platform enables enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and to automate organizational processes that leverage these Knowledge Clouds to improve performance. Our Learning Experience Platform addresses the corporate learning market and our Information Intelligence Platform addresses the information management, analytics and automation markets. We combine our platforms with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing our customers. Our customers utilize our platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights.

We serve more than 1,000 enterprise end customers, with over 4 million licensed users across 12+ industry verticals. Our revenue by end licensed user industry vertical is set forth below:

Nine months ended September 30, 2023

(Dollars in thousands)

4,440
33,728
101,184
95,063
70,502
Education
HCM/Upskilling
Enterprise
Healthcare/Insurance
Other

Year Ended December 31, 2022

(Dollars in thousands)

5,929
43,385
96,884
77,831
85,141
Education
HCM/Upskilling
Enterprise
Healthcare/Insurance
Other

Other includes customers in the oil & gas, technology, media & telecom, retail, automobile, business services, financial services, government, industrials and logistics industries.

Our customers are broadly distributed geographically with a focus on North America and India. Our revenue by customer geography is shown below:

We provide access to our platform through software licenses that grant our customers the right to use our proprietary software and access to our maintenance and support services. Most of the value of our contracts relates to software licenses for the use of our software and related maintenance and support, but we also allocate a portion of the consideration to implementation services. Nearly all of our revenues are generated from long term maintenance and support agreements, which are typically one to three years in length and contain provisions to auto-renew for one-year periods. As a result of our deep integration within the operations of our clients and our multi-period maintenance and support agreements, our business model provides us with significant visibility into our future performance and considerable predictability of our results.

Pricing for our contracts is determined based on scale, use cases, usage patterns and strategic value to us, as well as the amount of support we expect will be required. We offer user licenses for both Experts and end users (“Learners”). Experts are the designated “gatekeepers” within our customers’ organizations that are granted content augmentation capabilities and are provided with the ability to create and distribute content to improve outcomes. Learners utilize the platform for the consumption of learning and other content. Expert licenses are priced higher since they require more consistent ongoing support from us.

The following contracted customers accounted for more than 10% of our revenue in the periods shown below:

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	(%)		(%)		(%)
Customer A	19.9%	Customer A	17.4%	Customer B	22.8%
Customer B	16.5%	Customer B	17.0%	Customer D	20.2%
Customer C	12.1%	Customer C	14.9%	Customer C	13.1%
Customer D	11.8%	Customer D	14.3%	Customer E	11.0%
		Customer E	10.3%

In 2022, we generated $309 million of revenue, representing 42% growth over the prior year, with 70% gross margins and positive net income. Our near-term profitability will be affected mainly by our ability to grow revenue, the gross margins we can achieve on sales, and our ability to control our selling, general and administrative and research and development (“R&D”) expenses while strategically investing in our growth and solution capabilities. We expect that our cost of revenue will increase on an absolute basis over the next few quarters as a result of implementation and dedicated application and content support for newly added customers to ensure that our customers are able to increase engagement and optimizing the value of our products. Our sales strategy includes leveraging channel partners with significant domain expertise to provide us with access to new customers, verticals and markets, and our direct salesforce has proven to be effective in expanding our presence within our customers. Over time, we intend to prioritize our growth within industry verticals and geographies that we believe will provide the greatest profitability prospects for us over the longer term.

Key Performance Metrics

We regularly review the following performance metrics to evaluate our business, identify trends affecting our business, prepare financial projections, and make strategic decisions. The calculation of these metrics may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Annual Recurring Revenue.    Annual Recurring Revenue (“ARR”) is defined as the annualized recurring value of all active maintenance and support contracts at the end of a reporting period. We believe ARR is useful for assessing the performance of our recurring maintenance and support revenue base and identifying trends affecting our business. ARR mitigates fluctuations due to seasonality, contract term, sales mix, and revenue recognition timing resulting from revenue recognition methodologies under GAAP. ARR should be viewed independently of revenue as it is an operating measure and is not intended to be combined with or to replace GAAP revenue.

	LTM Ended September 30, 2023	Year Ended December 31,
(dollars in thousands)		2022	2021
ARR	$420,828	$313,667	$224,332

Net Dollar Retention.    Net Dollar Retention (“NDR”) is an operational performance measure that we use to assess our client retention and its dollar impact on our business. We define Net Dollar Retention (“NDR”) as the ARR in dollars generated in the current period by clients that existed in the prior comparable period divided by the ARR in dollars by those same clients in the prior period. NDR illustrates the impact of upgrades, downgrades and cancellations in the current period on the existing client base. Since NDR does not factor in revenue from clients acquired in the current period and includes any churn from existing contracted customers, we believe it is an accurate measure of client retention. For the avoidance of doubt, NDR does not exclude prior year contracted customers that were not retained in the current year. Our NDR has varied between 115% and 140% over recent years. We intend to continue to employ a “land and expand” strategy which will help grow our NDR, but NDR may also begin to be affected by the maturation of our existing client base which could stabilize their dollar spend with us.

NDR is calculated as the dollar value of recurring revenue from existing clients at the end of the prior period, plus the current period’s dollar impact of upsells or cross-sells from the prior period’s existing clients, minus the current period’s dollar impact of churn or downgrades from the prior period’s existing clients, divided by prior period recurring revenues from existing clients.

The dollar impact of upsells or cross-sells is calculated as the sum of incremental recurring revenue between the end of the prior period and the end of the current period from the prior period’s existing clients that expanded usage of our products resulting in incremental recurring revenues earned in the current period.

The dollar impact of churn or downgrades is calculated as the difference in recurring revenue between the end of the prior period and the end of the current period from the prior period’s existing clients that have decreased in usage or are no longer revenue contributing customers.

	LTM Ended September 30, 2023	Year Ended December 31,
		2022	2021
Net Dollar Retention	129%	117%	139%

The slight drop in NDR from 2021 to 2022 can be attributed to the lower contribution of upsell/cross sell in 2022 as some of our clients curtailed the pace of their spending increases on virtual learning post-pandemic. The increase in NDR for the 12-month period ended September 30, 2023 as compared to the year ended December 31, 2022 was the result of increased spend on virtual learning by customers who had decreased spending during the pandemic.

Adjusted EBITDA.    Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage within our business. We define Adjusted EBITDA as net (loss) income, adjusted to exclude interest, taxes, depreciation and amortization, and any other non-cash or non-recurring items. We monitor Adjusted EBITDA as a non-GAAP financial measure to supplement the financial information we present in accordance with GAAP to provide investors with additional information regarding our financial results. We expect Adjusted EBITDA to fluctuate in the near term as we complete our SPAC merger and invest in our business to achieve greater scale and efficiencies.

We report our financial results in accordance with GAAP but management believes that Adjusted EBITDA provides investors with additional useful information in evaluating our performance. Adjusted EBITDA is a financial measure that is not required by or presented in accordance with GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of these limitations include that: (i) it does not properly reflect capital commitments to be paid in the future; (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures; (iii) it does not consider the impact of stock-based compensation expense; (iv) it does not reflect other non-operating expenses, including interest expense; (v) it does not consider the impact of any contingent consideration liability valuation adjustments, and (vi) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net (loss) income and our other results stated in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021
	(Dollars in thousands)
Net income	$(172)	$3,703	$11,466	$2,521
Interest expense	4,603	5,231	6,614	5,047
Income tax expense (benefit)	330	675	(5,975)	32
Depreciation and amortization	66	32	77	—
EBITDA	4,827	9,641	12,182	7,600
Other expense (income)	44	(32)	21	3
Share-based compensation expense	—	—	—	39
Transaction costs(1)	3,517	386	709	159
Adjusted EBITDA	$8,388	$9,995	$12,912	$7,801

____________

(1)      Represents legal, tax, accounting, consulting, and other professional fees related to the Merger with ARRW and previously explored strategic alternatives, all of which are non-recurring in nature.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on several factors that present significant opportunities, risks and challenges for us.

Ability to attract and engage new customers.    To grow our business, we must attract additional clients in the industries we currently serve and attract new customers in new industries. We added 321,000 new licensed users in 2022. In some of our newer industry verticals, we will need to further develop tailored solutions to best serve their interests. Engaging with new customers in any industry generally involves longer sales cycles and developing specialized industry solutions will require additional R&D expenses.

Ability to expand within our existing customer relationships.    We have significant opportunities to further expand sales to our existing customer base, including expanding into new divisions and adding additional users. Our sales strategy is product-led and focuses on business units within companies, which we believe lends itself to expansion within organizations by demonstrating effective outcomes for our customers. As companies continue to embrace the power of our AI and automation tools, we target additional use cases across their enterprise. We intend to focus on these opportunities to expand our presence within our existing customers over time. Our business and results of operations will depend on our ability to continue to drive higher usage rates and new use cases within our existing customer base.

Ability to expand our geographic footprint.    We have demonstrated the value of our solutions across many different use cases in a variety of verticals, and we believe that there are many geographic markets in the U.S. and around the world that are currently underpenetrated that can benefit from our solutions. However, our growth could be affected if we are unable to establish effective channel partner relationships in our target geographies on commercially reasonable terms or at all, if our solutions are not as well received in these new markets, or if competition or cultural norms impede our ability to penetrate these markets.

Adoption rate of AI-driven solutions.    Our ability to grow our customer base and drive adoption of our platform is affected by overall demand levels for AI-assisted learning, automation, and information intelligence solutions. As advanced “intelligent” technology becomes increasingly critical to business operations, we believe the need for AI-enhanced development solutions, particularly an integrated platform such as ours, will increase. However, our growth could be affected if AI solutions are not embraced rapidly or are affected by some of the actual or perceived shortcomings of AI.

Potential M&A.    We intend to complement our organic growth by pursuing strategic and tuck-in acquisition opportunities. We believe we can acquire attractive established customer bases in new markets and industry subsectors where we can leverage data sets and create new or better curriculums. However, there is no guarantee that these potential transactions can be completed on commercially reasonable terms or at all. Additionally, these acquisitions may divert management’s attention and require meaningful integration efforts, which could impact our performance.

Public company costs.    Following the consummation of the Business Combination, we anticipate iLearningEngines will be deemed the accounting acquirer and expect that the Business Combination will be accounted for as a reverse recapitalization. See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information on the Business Combination and the expected financial impact. As a result of the Business Combination, iLearningEngines will become the successor to an SEC-registered and Nasdaq-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

Recent Developments

Subsequent to September 30, 2023, we have issued and sold additional Convertible Notes with aggregate principal amount of $4.9 million . For more information, see “— Liquidity and Capital Resources — Convertible Notes.”

On October 31, 2023, we entered into a Loan and Security Agreement with WTI Fund X, Inc., pursuant to which WTI Fund X, Inc. made available to us a term loan facility in an aggregate principal amount of $10.0 million. On October 31, 2023, we drew down the full principal amount of $10.0 million. For more information, see “— Liquidity and Capital Resources — Credit Facilities.”

Key Components of Statement of Operations

Revenue

We generate our revenue primarily from software licenses for use of our proprietary software and related maintenance and support.

Implementation services

All customers require implementation services prior to being able to use the iLearningEngines platform. To date iLearningEngines has outsourced these services to its technology partner (“Technology Partner”) who has been trained to provide the implementation services. Implementation services generally take one to three months and consist of the phases we follow as part of our customer onboarding process. We are the principal in the delivery of implementation services.

The implementation services do not involve significant customization or creating new software functionality. Instead, the services mainly focus on configuration and mapping customer data with the required attributes within the software platform to ensure the platform’s built-in functionalities can be utilized by the customer. Revenues from implementations are recognized over time as such services are performed using an input method of efforts expended, compared to total estimated efforts to complete the project.

Combined software license and maintenance

The combined software license and maintenance performance obligation relates to the license to our AI platform and related maintenance services (including critical support functions and updates) provided over the license term. The software license to the AI platform is not considered distinct from the maintenance services, because the customer cannot derive the intended value from the software without ongoing critical support services and updates that are provided by the maintenance services. We recognize revenue from the combined software license and maintenance performance obligation ratably over the contract term beginning on the date that the software license is delivered to the customer and related maintenance services are made available, as the customer simultaneously receives and consumes the benefits of the combined software license and maintenance performance obligation. Contracts with customers typically include a fixed amount of consideration and are generally cancellable with 24 months’ notice. We typically invoice customers quarterly in advance for our software license and maintenance services upon execution of the initial contract or subsequent renewal.

A contract’s transaction price, which is generally a fixed fee in our arrangements, is allocated to each performance obligation and recognized as revenue as the respective performance obligation is satisfied. Our process for determining SSP involves significant management judgment since our performance obligations are not sold separately. In determining the SSP of implementation services, we estimate the cost of providing the services and add a reasonable margin. Our cost estimates are primarily based on historical cost data for similar implementation projects. The SSP of the combined software license and maintenance performance obligation uses the residual approach to estimate SSP as we sell our AI platform and related maintenance services to different customers at a highly variable range of amounts.

Cost of Revenue

Cost of revenue is comprised of expenses related to customer support and fees paid to third parties. We have level 1 support related to helpdesk, application and content support. These are variable costs that are linked to the number of active contracts. Application support in cost of revenue refers to application support and maintenance activities including integration of iLearningEngines into enterprise systems, process workflow configurations, issue triage, quality assurance and upgrade rollout support. Content support includes support provided for business operations on content maintenance, new content onboarding, SME support, ongoing re-training of AI models.

Operating Expenses

Our operating expenses consist of selling, general and administrative expenses and R&D expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of employee-related compensation, including stock-based compensation, for management and administrative functions, including our finance and accounting, legal, and people teams. Selling, general and administrative expenses also include certain professional services fees, insurance, our facilities costs, and other general overhead costs that support our operations.

Our sales strategy is comprised of two main constituents: our direct sales team and our channel partners. Our direct sales team is tasked with both acquiring direct clients in established verticals and acquiring new channel partners in expansion markets. We leverage our channel partners to generate leads in new verticals and geographies which we then scale through our direct sales force. Our sales team is supported by engineers with deep technical expertise and responsibility for pre-sales technical support, solutions for engineering for our customers and technical training for our channel partners.

We generate customer leads, accelerate sales opportunities and build brand awareness though our marketing programs and through our channel partner relationships. Our marketing programs target the business units within companies rather than their purchasing, human resources or administrative departments to drive sales by demonstrating the impact of our product capabilities on results. Our principal marketing programs include webinars, roadshows, exhibitions and events that we sponsor, cooperative marketing efforts with channel partners, and use of our website.

Research and Development Expenses

A critical part of our development efforts in AI is the data to train AI. R&D expense primarily consist of compensation costs, including stock-based compensation, for employees in engineering, design and product development and maintenance, outsourced costs related to development partners, external contractors, data purchase cost and the allocation of other R&D costs. To date, our total spend on data purchases is over $152 million. Costs incurred by us between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products.

Interest Expense

Interest expense consists primarily of interest expense, debt issuance cost and commitment fees incurred under our long-term debt facility.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability consists of gains or losses from change in fair value of warrant liabilities.

Change in Fair Value of Convertible Notes

Change in fair value of convertible notes consists of gains or losses from change in fair value of the Convertible Notes.

Other (Expense) Income

Other (expense) income, net consists primarily of foreign currency exchange losses and gains losses.

Provision for Income Taxes

The provision for income taxes represents the income tax expense associated with our operations based on the tax laws of the jurisdictions in which we operate.

Results of Operations

The following tables set forth our results of operations for the periods presented.

Comparison of the Nine Months Ended September 30, 2023 and 2022

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Revenue	$304,917	$225,727	$79,190	35.1%
Cost of revenue	96,710	68,656	28,054	40.9%
Gross profit	208,207	157,071	51,136	32.6%
Operating expenses:
Selling, general, and administrative expenses	104,050	77,365	26,685	34.5%
Research and development expenses	94,246	70,369	23,877	33.9%
Total operating expenses	198,296	147,734	50,562	34.2%
Operating income	9,911	9,337	574	6.1%
Other (expense) income:
Interest expense	(4,603)	(5,231)	628	(12.0)%
Change in fair value of warrant liability	(681)	240	(921)	(383.8)%
Change in fair value of convertible notes	(4,425)	—	(4,425)	NM
Other (expense) income	(44)	32	(76)	(237.5)%
Total other expense, net	(9,753)	(4,959)	(4,794)	(96.7)%
Net income before income tax expense	158	4,378	(4,220)	(96.4)%
Income tax expense	(330)	(675)	345	(51.1)%
Net income	$(172)	$3,703	$(3,875)	(104.6)%

Comparison of the Years Ended December 31, 2022, 2021 and 2020

(Dollars in thousands)	Year Ended December 31,			Amount Change		% Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020	2022 vs 2021	2021 vs 2020
Revenue	$309,170	$217,867	$141,753	$91,303	$76,114	41.9%	53.7%
Cost of revenue	93,890	64,834	41,665	29,056	23,169	44.8%	55.6%
Gross profit	215,280	153,033	100,088	62,247	52,945	40.7%	52.9%
Operating expenses:
Selling, general, and administrative expenses	105,966	74,434	41,256	31,532	33,178	42.4%	80.4%
Research and development expenses	97,436	70,913	50,893	26,523	20,020	37.4%	39.3%
Total operating expenses	203,402	145,347	92,149	58,055	53,198	39.9%	57.7%
Operating income	11,878	7,686	7,939	4,192	(253)	54.5%	(3.2)%
Other (expense) income:
Interest expense	(6,614)	(5,047)	(1,082)	(1,567)	(3,965)	31.0%	366.5%
Change in fair value of warrant liability	248	(83)	—	331	(83)	(398.8)%	NM
Other expense	(21)	(3)	—	(18)	(3)	600.0%	NM
Total other expense, net	(6,387)	(5,133)	(1,082)	(1,254)	(4,051)	24.4%	374.4%
Net income before income tax benefit (expense)	5,491	2,553	6,857	2,938	(4,304)	115.1%	(62.8)%
Income tax benefit (expense)	5,975	(32)	—	6,007	(32)	(18771.9)%	NM
Net income (loss)	$11,466	$2,521	$6,857	$8,945	$(4,336)	354.8%	(63.2)%

Comparison of Nine Months Ended September 30, 2023 and 2022

Revenue by Geographical Region

	Nine Months Ended September 30,
(Dollars in thousands)	2023	2022	Change	% Change
North America	$143,526	$81,955	$61,571	75.1%
Percentage of revenue	47.1%	36.3%
India	$115,830	$102,840	$12,990	12.6%
Percentage of revenue	38.0%	45.6%
Other	$45,561	$40,932	$4,629	11.3%
Percentage of revenue	14.9%	18.1%
Total revenue	$304,917	$225,727	$79,190	35.1%

Global Revenue

Global revenue increased by $79.2 million or 35.1% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to 16 new contracts. Please see further discussion of the change by region below.

North America

Revenue in North America increased by $61.6 million or 75.1% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to 14 new contracts, with two new VARs contracted, eleven new customer contracts sold through VARs being added to our existing client base of $35.7 million and three contracts through upsell to our existing customers of $13.2 million and the remaining coming though an increase in license revenue as part of renewals.

India

Revenue in India increased by $13.0 million or 12.6% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to one new contract, through upsell to our existing customer of $9.9 million, one contract churn and remaining coming though an increase in license revenue as part of renewals.

Other

Revenue in other region, which includes Middle East and Europe, increased by $4.6 million or 11.3% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to one new contract, through upsell to our existing customer of $2.9 million and remaining coming through an increase in license revenue as part of renewals.

Cost of Revenue and Gross Margin

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Cost of revenue	$96,710	$68,656	$28,054	40.9%
Gross margin	68.3%	69.6%	(1.3)%

Cost of revenue increased by $28.1 million, or 40.9%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to 16 new contracts that were added. We had an increase in cost of revenue due to new implementation costs, application & content support costs and operations and support costs related to new accounts.

Gross margin decreased to 68.3% for the nine months ended September 30, 2023 compared to 69.6% for the nine months ended September 30, 2022, primarily due to the higher dedicated support needs and related costs being higher in the first year for newly added contracts, which contributes to higher cost as the new contracts are in implementation stage.

Costs and Expenses

Selling, General and Administrative Expenses

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Selling, general and administrative expenses	$104,050	$77,365	$26,685	34.5%
Percentage of revenue	34.1%	34.3%	(0.2)%

Selling, general and administrative expenses increased by $26.7 million, or 34.5%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to new business development expense costs, marketing costs, and proof of concept development costs linked to larger pipeline in line with growth projections. Additionally success-based commissions have also increased related to new direct contract wins.

Research and Development Expenses

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Research and development expenses	$94,246	$70,369	$23,877	33.9%
Percentage of revenue	30.9%	31.2%	(0.3)%

R&D expenses increased by $23.9 million, or 33.9%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to R&D activities related to new AI digital asset development, existing AI digital asset maintenance including monitoring, machine learning/AI model improvements, enhancement, data validation and testing and quality assurance activities. This is required to maintain our product edge and build competitive barriers and drive future growth.

Other Income and Expenses

Interest Expense

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Interest expense	$(4,603)	$(5,231)	$628	(12.0)%
Percentage of revenue	(1.5)%	(2.3)%	0.8%

Interest expense decreased by $0.6 million, or 12.0%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to higher amortization expense of debt issuance costs in the nine months ended September 30, 2022.

Change in Fair Value of Warrant Liability

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Change in fair value of warrant liability	$(681)	$240	$(921)	(383.8)%
Percentage of revenue	(0.2)%	0.1%	(0.3)%

Change in fair value of warrant liability was $0.7 million loss for the nine months ended September 30, 2023 compared to $0.2 million gain for the nine months ended September 30, 2022. The change is due to the valuation of the warrant liabilities during the periods. In connection with the 2020 Term Loans and the 2021 Term Loans, we issued the lenders warrants to purchase our stock, which may be exercisable for common or preferred stock in accordance with the terms of the warrants. The warrants were carried as a liability at its fair value because there are certain put rights that may obligate the us to repurchase the warrants in the future, based on events that are outside of our control.

Change in Fair Value of Convertible Notes

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Change in fair value of convertible notes	$(4,425)	$—	$(4,425)	NM
Percentage of revenue	(1.5)%	0.0%	(1.5)%

Change in fair value of convertible notes in the nine months ended September 30, 2023 was due to the Convertible Notes we issued during the period. There were no convertible notes issued for the nine months ended September 30, 2022.

Other (Expense) Income

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Other (expense) income	$(44)	$32	$(76)	(237.5)%
Percentage of revenue	NM	NM	NM

Other (expense) income for the nine months ended September 30, 2023 and 2022 were due to foreign exchange transaction gains and losses.

Income Tax Expense

(Dollars in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Income tax expense	$(330)	(675)	$345	(51.1)%
Percentage of revenue	(0.1)%	(0.3)%	0.2%

Income tax expense decreased by $0.3 million, or 51.1%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 primarily due to pre-tax income decreasing by $4.2 million at September 30, 2023, vs September 30, 2022.

Comparison of Years Ended December 31, 2022 and 2021

Revenue by Geographical Region

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
India	$138,048	$126,371	$11,677	9.2%
Percentage of revenue	44.7%	58.0%
North America	116,112	47,953	68,159	142.1%
Percentage of revenue	37.5%	22.0%
Other	55,010	43,543	11,467	26.3%
Percentage of revenue	17.8%	20.0%
Total revenue	$309,170	$217,867	$91,303	41.9%

Global Revenue

Global revenue increased by $91.3 million or 41.9% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to 16 new contracts. Please see further discussion of the change by region below.

India

Revenue in India increased by $11.7 million or 9.2% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily through upsell to our existing customers of $11.7 million.

North America

Revenue in North America increased by $68.2 million or 142.1% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to 15 new contracts sold through VARs being added to our existing client bases of $53.7 million and the remaining increase was due to upsell to our existing customers of $14.5 million.

Other

Revenue in other region, which includes Middle East and Europe, increased by $11.5 million or 26.3% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to one new contract sold through a VAR being added to our existing client bases of $4.3 million and the remaining increase was due to upsell to our existing customers of $7.1 million.

Cost of Revenue and Gross Margin

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Cost of revenue	$93,890	$64,834	$29,056	44.8%
Gross margin	69.6%	70.2%	(0.6)%

Cost of revenue increased by $29.1 million, or 44.8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to 16 new contracts that were added. We had an increase in cost of revenue due to implementation costs, application & content support costs and operations and support costs.

Gross margin decreased to 69.6% for the year ended December 31, 2022 compared to 70.2% for the year ended December 31, 2021, primarily due to the higher dedicated support needs & related costs being higher in the first year for newly added contracts.

Costs and Expenses

Selling, General and Administrative Expenses

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Selling, general and administrative expenses	$105,966	$74,434	$31,532	42.4%
Percentage of revenue	34.3%	34.2%	0.1%

Selling, general and administrative expenses increased by $31.5 million, or 42.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to new market development expense costs and proof of concept development costs linked to larger pipeline. The selling, general and administrative expenses as a percentage of revenue decreased by 100 basis points though, in line with the expected trends. With economies of scale kicking in. The selling, general and administrative expenses as a percentage of revenue is expected to decrease marginally over the next few quarters.

Research and Development Expenses

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Research and development expenses	$97,436	$70,913	$26,523	37.4%
Percentage of revenue	31.5%	32.5%	(1.0)%

R&D expenses increased by $26.5 million, or 37.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to R&D activities related to new AI digital asset development, existing AI digital asset maintenance including monitoring, machine learning/AI model improvements, enhancement, data validation & testing and quality assurance activities. This is required to maintain our product edge and build competitive barriers and drive future growth. The R&D expenses as a percentage of revenue decreased by 100 basis points though, in line with the expected trends. With $30.4 million in annual expense, data purchases form a significant portion of our R&D expense outlay in any given year. This portion of the R&D expense however is expected to stay constant for the foreseeable future, and not scale in tandem with the revenue. Consecutively, while the total R&D expense outlay in dollars would continue to increase, R&D expenses as a percentage of revenue should continue to decrease and stabilize at the 30% benchmark over the next few years.

Other Income and Expenses

Interest Expense

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Interest expense	$6,614	$5,047	$1,567	31.0%
Percentage of revenue	2.1%	2.3%	(0.2)%

Interest expense increased by $1.6 million, or 31.0%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to net principal amount increase of $5.2 million between the two periods.

Change in Fair Value of Warrant Liability

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Change in fair value of warrant liability	$248	$(83)	$331	(398.8)%
Percentage of revenue	0.1%	NM	0.1%

The change in fair value of warrant liability increased by $0.3 million, or 398.8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. In connection with the 2020 Term Loans and the 2021 Term Loans, we issued the lenders warrants to purchase our stock, which may be exercisable for common or preferred stock in accordance with the terms of the warrants. The warrants were carried as a liability at its fair value because there are certain put rights that may obligate us to repurchase the warrants in the future, based on events that are outside of our control.

Other Expense

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Other expense	$21	$3	$18	600%
Percentage of revenue	NM	NM	NM

Other expense increased by less than $0.1 million, or 600%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to foreign exchange loss.

Income Tax Benefit (Expense)

(Dollars in thousands)	Year Ended December 31,
	2022	2021	Change	% Change
Income tax benefit (expense)	$5,975	$(32)	$6,007	NM
Percentage of revenue	1.9%	NM	1.9%

Income tax benefit for the year ended December 31, 2022 was $6.0 million whereas income tax expense for the year ended December 31, 2021 was less than $0.1 million. Change between the periods was primarily due to net operating loss carryforward and credits from foreign derived intangible income reductions during the year ended December 31, 2022.

Comparison of Years Ended December 31, 2021 and 2020

Revenue

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
India	$126,371	$101,300	$25,071	24.8%
Percentage of revenue	58.0%	71.5%
North America	$47,953	$22,245	$25,708	115.6%
Percentage of revenue	22.0%	15.7%
Other	$43,543	$18,208	$25,335	139.1%
Percentage of revenue	20.0%	12.8%
Total revenue	$217,867	$141,753	$76,114	53.7%

Global Revenue

Global revenue increased by $76.1 million or 53.7% for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to new contracts. Please see further discussion of the change by region below.

India

Revenue in India increased by $25.1 million, or 24.8%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to one new contract sold through a VAR being added to our existing client bases of $2.9 million and the remaining coming from an increase in license revenue for existing contracts.

North America

Revenue in North America increased by $25.7 million or 115.6% for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to six new contracts sold through VARs being added to our existing client bases of $19.1 million and the remaining coming from an increase in license revenue for existing contracts.

Other

Revenue in other region, which includes the Middle East and Europe, increased by $25.3 million, or 139.1%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to one new Contracted Customer being added to our existing client bases of $6.5 million, one upsell contract of $8.6 million and the remaining coming from an increase in license revenue for existing contracts.

Cost of Revenue and Gross Margin

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Cost of revenue	$64,834	$41,665	$23,169	55.6%
Gross margin	70.2%	70.6%	(0.4)%

Cost of revenue increased by $23.2 million, or 55.6%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to new contracts that were added. We had an increase in cost of revenue due to implementation costs, application and content support costs and operations and support costs.

Gross margin decreased to 70.2% for the year ended December 31, 2021 compared to 70.6% for the year ended December 31, 2020, primarily due to the higher dedicated support needs and related costs being higher in the first year for newly added contracts.

Costs and Expenses

Selling, General and Administrative Expenses

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Selling, general and administrative expenses	$74,434	$41,256	$33,178	80.4%
Percentage of revenue	34.2%	29.1%	5.1%

Selling, general and administrative expenses increased by $33.2 million, or 80.4%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to success-based commissions linked to new contract wins of $26.0 million, acquisitions and transaction expenses of $6.5 million, and new market development expense of $1.2 million.

Research and Development Expenses

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Research and development expenses	$70,913	$50,893	$20,020	39.3%
Percentage of revenue	32.5%	35.9%	(3.4)%

R&D expenses increased by $20.0 million, or 39.3%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to activities related to new AI digital asset development, existing AI digital asset maintenance including monitoring, machine learning/AI model improvements, enhancement, data validation & testing and quality assurance activities. The R&D expenses as a percentage of revenue decreased by 340 basis points though, in line with the expected trends. With $30.4 million in annual expense, data purchases form a significant portion of our R&D outlay in any given year. This portion of the R&D expense however is expected to stay constant for the foreseeable future, and not scale in tandem with the revenue. Consecutively, while the total R&D expense outlay in dollars would continue to increase, R&D expenses as a percentage of revenue should continue to decrease and stabilize at the 30% benchmark over the next few years.

Other Income and Expenses

Interest Expense

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Interest expense	$5,047	$1,082	$3,965	366.5%
Percentage of revenue	2.3%	0.8%	1.6%

Interest expense increased by $4.0 million, or 366.5%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to additional term loans that were incurred in July 2021 and October 2021. On October 21, 2021, we entered into 2021 Term Loans with two separate lenders, for a principal commitment of $10.0 million available in tranches each with a draw period termination date ranging from October 21, 2021 to July 31, 2022. We drew down an initial principal amount of $2.5 million on each loan for an aggregate outstanding principal amount of $5.0 million on the date of issuance and through December 31, 2021.

Change in Fair Value of Warrant Liability

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Change in fair value of warrant liability	$(83)	$—	$(83)	NM
Percentage of revenue	NM	NM	NM

The fair value of warrant liability decreased by less than $0.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. In connection with the 2020 Term Loans and the 2021 Term Loans, we issued the lenders warrants to purchase our stock, which may be exercisable for common or preferred stock in accordance with the terms of the warrants. The warrants were carried as a liability at its fair value because there are certain put rights that may obligate us to repurchase the warrants in the future, based on events that are outside of our control.

Other Expense

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Other expense	$(3)	—	$(3)	NM
Percentage of revenue	NM	NM	NM

Other expense increased by less than $0.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to foreign exchange loss.

Income Tax Expense

(Dollars in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Income tax expense	$32	—	$32	NM
Percentage of revenue	NM	NM	NM

Income tax increased by less than $0.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. There was no current or deferred federal or state tax expense or benefit for the year ended December 31, 2020.

Liquidity and Capital Resources

Our liquidity requirements arise from our working capital needs, our obligations to make scheduled payments of interest on our indebtedness and our need to fund capital expenditures to support our current operations and to facilitate growth and expansion, including future acquisitions. We have financed our operations and expansion with a combination of debt and equity.

On September 30, 2023, we had total shareholders’ deficit of $16.9 million, net of an accumulated deficit of $53.3 million. Our primary sources of liquidity consist of cash totaling $0.7 million as of September 30, 2023. Subsequent to September 30, 2023, we issued and sold additional Convertible Notes with an aggregate principal amount of $5.8 million. For more information, see “— Liquidity and Capital Resources — Convertible Notes”. Additionally, we entered into a Loan and Security Agreement with WTI Fund X, Inc., pursuant to which WTI Fund X, Inc. made available to us a term loan facility in an aggregate principal amount of $10.0 million. On October 31, 2023, we drew down the full principal amount of $10.0 million. For more information, see “— Liquidity and Capital Resources — Credit Facilities”. We believe these additional sources of liquidity will be sufficient to provide working capital, make interest payments and make capital expenditures to support operations and facilitate growth and expansion for the next twelve months.

Our ability to pay dividends on our common stock is limited by restrictions under the terms of the agreements governing our indebtedness. Subject to the full terms and conditions under the agreements governing our indebtedness, we may be permitted to make dividends and distributions under such agreements if there is no event of default.

Our future capital requirements will depend on many factors, including our global growth rates, our ability to expand our operational footprints in the United States, our ability to grow our platform through acquisitions and our decisions around future investments required in R&D. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Purchase Commitments

We entered into a long-term software licensing contract with a major customer that commenced in 2018 and is set to expire in 2024. The contract has an annual value of $50.3 million. As part of the agreement, we install our software licenses on the customer’s servers, and in exchange, the customer pays an annual fee for access to the software license and related maintenance services. Additionally, we have a separate contract with the customer for the purchase of the customer’s end-user data. This data is essential for our development and utilization of its next-generation AI platform. The annual price for this data acquisition amounts to approximately $30.0 million.

SBA Loan

In May 2020, we received a disaster loan (the “SBA Loan”) in the amount of $150,000.00 from the United States Small Business Administration (the “SBA”). Proceeds from the SBA Loan were required to be used as working capital to alleviate the economic hardship arising out of the COVID-19 pandemic. The SBA Loan has a 30-year term and bears interest at a per annum rate equal to 3.75%. The terms of the SBA Loan require monthly payments of principal and interest equal to $731.00. Our obligations under the SBA Loan in excess of $25,000 are secured by substantially all of our assets. The SBA Loan contains customary affirmative and negative covenants as well as others that are bespoke to the SBA Loan. We must obtain the SBA’s consent to relocate, and in addition, to the extent feasible must purchase only American-made equipment with the proceeds of the SBA Loan. It is an event of default under the SBA Loan if, among other things, another secured party exercises its rights against the collateral.

Credit Facilities

In December 2020, we entered into a Loan and Security Agreement (the “2020 Term Loan Agreement”) with Venture Lending & Leasing IX, Inc. (the “2020 Lender”), pursuant to which the 2020 Lender made available to us a term loan facility in an aggregate principal amount of $10.0 million (the “2020 Term Loans”). The 2020 Term Loans were available in two tranches consisting of $8.0 million and $2.0 million respectively. We drew down the first tranche on December 30, 2020, and drew the remaining tranche on July 30, 2021 (together, the “2020 Loans”). The 2020 Loans bear interest at a per annum rate equal to 11.50% and are secured by substantially all of our assets, subject to customary carveouts. Payments of principal and interest are due monthly over the course of thirty total installment payments. We may prepay all but not less than all of the 2020 Loans, subject to payment of a premium equal to the amount of interest that would have been payable had the loans remained outstanding through maturity (the “2020 Make Whole”). The 2020 Loan Agreement contains certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures, and affiliate transactions. It is an event of default under the 2020 Loan Agreement if, among other things, we are in default (beyond any applicable grace period) under any agreement involving the borrowing of money or the purchase of property in an amount in excess of $500,000.

In connection with the 2020 Loans, we issued the 2020 Lender warrants to purchase an aggregate of 433,597 common shares (the “2020 Warrants”). The 2020 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2036. In the event that we participate in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. Upon a Liquidity Event (as defined in the 2020 Term Loan Agreement), the 2020 Lender may choose to exchange the 2020 Warrants for a cash payment of $3,000,000.

In October 2021, we entered into a Loan and Security Agreement (the “2021 Term Loan Agreement,” together with the 2020 Term Loan Agreement, the “Term Loan Agreements”) with the 2020 Lender and WTI Fund X, Inc. (collectively, the “2021 Lenders”), pursuant to which the 2021 Lenders made available to us a term loan facility in an aggregate principal amount of $20.0 million (the “2021 Term Loans”). The 2021 Term Loans were available in four tranches of $5.0 million each (collectively, the “2021 Loans”). We drew down an initial principal amount of $5.0 million on October 21, 2021. We drew down an additional $5.0 million on April 27, 2022 and an additional $5.0 million on August 30, 2022. The 2021 Loans bear interest at a per annum rate equal to 11.50% and are secured by substantially all of our assets, subject to customary carveouts. Payments of principal and interest are due monthly over the course of thirty total installment payments. We may prepay all but not less than all of the 2021 Loans, subject to payment of a premium equal to the amount of interest that would have been payable had the loans remained outstanding through maturity. The agreements contain certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures, and affiliate transactions. It is an event of default under the 2021 Loan Agreement if, among other things, we are in default (beyond any applicable grace period) under any agreement involving the borrowing of money or the purchase of property in an amount in excess of $500,000.

In connection with the 2021 Loans, the Company issued WTI Fund X, LLC and Venture Lending & Leasing IX, LLC warrants to purchase an aggregate of 440,019 common shares (the “2021 Warrants”). The 2021 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2037. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. Upon a Liquidity Event (as defined in the 2021 Term Loan Agreement), the 2021 Lenders may choose to exchange the 2021 Warrants for a cash payment in an amount equal to the sum of (i) $1,500,000 and (ii) the product of (x) $1,500,000 and (y) a fraction, the numerator of which is the aggregate, original principal amount of the Growth Capital Loans (as defined in the 2020 Term Loan Agreement) advanced to the Company and the denominator of which is $10,000,000.

In October 2023, we entered into a Loan and Security Agreement (the “2023 Term Loan Agreement”) with WTI Fund X, Inc. (the “2023 Lender”), pursuant to which the 2023 Lender made available to us a term loan facility in an aggregate principal amount of $10.0 million (the “2023 Term Loans”). We drew down $10.0 million on October 31, 2023 (the “2023 Loans”). The 2023 Loans bear interest at a per annum rate equal to the greater of (i) the WSJ prime rate plus 4.50% and (ii) 13.00% and are secured by substantially all of our assets, subject to customary carveouts. Payments of principal and interest are due monthly over the course of thirty total installment payments following an initial interest only period of 6 months. The initial interest only period may be extended by six months if either (i) we have successfully completed a de-SPAC transaction with net proceeds to us of at least $100,000,000 or (ii) we have achieved our 2023 financial plan. We may prepay all but not less than all of the 2023 Loans, subject to payment of a premium equal to the amount of interest that would have been payable had the loans remained outstanding through maturity (the “2023 Make Whole”). However, if the 2023 Loans are prepaid on or before November 30, 2023, only 40% of the undiscounted 2023 Make Whole is required to be paid and if the 2023 Loans are prepaid between December 1, 2023 and June 30, 2024, only 50% of the undiscounted 2023 Make Whole is required to be paid. The 2023 Loan Agreement contains certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures, and affiliate transactions. It is an event of default under the 2023 Loan Agreement if, among other things, we are in default (beyond any applicable grace period) under any agreement involving the borrowing of money or the purchase of property in an amount in excess of $500,000.

In connection with the 2023 Loans, the Company issued WTI Fund X, LLC warrants to purchase an aggregate of 220,681 common shares (the “2023 Warrants”). The 2023 Warrants have an exercise price of $10.14 per share and are exercisable through October 31, 2038. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. Upon a Liquidity Event (as defined in the 2023 Term Loan Agreement), the 2023 Lender may choose to exchange the 2023 Warrants for a cash payment of $3,000,000.

Convertible Notes

On April 27, 2023, we entered into the Convertible Note Purchase Agreement, pursuant to which, among other things, we may issue and sell to the Convertible Note Investors convertible notes due in October 2025 with aggregate principal amount of up to $50,000,000, of which we have issued and sold Convertible Notes with aggregate principal amount of $16,650,000, including to affiliates of our Sponsor. Each Convertible Note accrues interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each Convertible Note will automatically convert into our shares thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares Arrowroot Class A Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the Convertible Note Balance, divided by (ii) $10.00.

Cash Flows

The following table summarizes our cash flows for the period indicated:

(Dollars in thousands)	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021
Cash used in operating activities	$(8,942)	$(6,553)	$(8,943)	$(8,234)
Cash (used in) provided by investing activities	(7)	161	161	(18)
Cash provided by financing activities	8,754	6,830	5,231	6,729

Operating Activities

Our largest source of operating cash is payments received from our customers. Our primary uses of cash from operating activities are R&D and sales and marketing expenses. We have historically generated negative cash flows and have supplemented working capital requirements primarily through net proceeds from the sale of equity securities.

Net cash used in operating activities for the nine months ended September 30, 2023 of $8.9 million was primarily related to net working capital cash outflows of $16.8 million and net loss of $0.2 million adjusted for non-cash charges of $8.1 million. The main driver of the changes in operating assets and liabilities was the accounts receivables. These amounts were partially offset by change in contract asset and trade accounts payable.

Net cash used in operating activities for the nine months ended September 30, 2022 of $6.6 million was primarily related to net working capital cash outflows of $14.1 million and net profit of $3.7 million adjusted for non-cash charges of $3.8 million. The main drivers of the changes in operating assets and liabilities were the accounts receivables and the receivables from Technology Partner. These amounts were partially offset by change in Contract asset.

Net cash used in operating activities for the year ended December 31, 2022 of $8.9 million was primarily related to our net income of $11.5 million adjusted for non-cash charges of $3.7 million and net cash outflows of $16.7 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of debt. The main drivers of the changes in operating assets and liabilities were the accounts receivables and the receivables from Technology Partner. These amounts were partially offset by change in contract asset.

Net cash used in operating activities for the year ended December 31, 2021 of $8.2 million was primarily related to our net income of $2.5 million adjusted for non-cash charges of $2.3 million and net cash outflows of $13.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of debt. The main drivers of the changes in operating assets and liabilities were the accounts receivables and the receivables from Technology Partner. These amounts were partially offset by change in contract asset.

Investing Activities

For the nine months ended September 30, 2023 the cash used in investing activities was $0.01 million approximately and for the nine months ended September 30, 2022, cash provided by investing activities was $0.2 million primarily due to cash acquired from business acquisitions.

Net cash used in investing activities for the year ended December 31, 2022 of $0.2 million was primarily related to cash acquired from business acquisition and for the year ended December 31, 2021of $0.02 million was primarily related to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2023 of $8.8 million was primarily related to the $5 million in venture debt that we took from Western Technology Investments offset by the debt taken in previous tranches that we paid down and proceeds from the Convertible Notes of $10.9 million.

Net cash provided by financing activities for the nine months ended September 30, 2022 of $6.8 million was primarily related to the $10 million in venture debt that we took from Western Technology Investments offset by the debt taken in previous tranches that we paid down.

Net cash provided by financing activities for the year ended December 31, 2022 of $5.2 million was primarily related to the $10 million in venture debt that we took from Western Technology Investments in three different tranches offset by the debt taken in previous tranches that we paid down.

Net cash provided by financing activities for the year ended December 31, 2021 of $6.7 million was primarily related to the $7 million in venture debt that we took from Western Technology Investments in two different tranches offset by the debt taken in previous tranches that we paid down.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is principally the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

We had cash and cash equivalents of $0.7 million as of September 30, 2023, which consisted entirely of bank deposits. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. As of September 30, 2023, we had $16.7 million outstanding under the Term Loan Agreements. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements.

We had cash and cash equivalents of $0.9 million as of December 31, 2022, which consisted entirely of bank deposits. As of December 31, 2022, we had $17.9 million outstanding under the Term Loan Agreements. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries is the U.S. dollar. Therefore, we are exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiary into U.S. dollars. The local currency of our foreign subsidiary is the British pound. Our subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the period. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiary’s financial statements into U.S. dollars would result in a realized gain or loss which is recorded in our consolidated statements of operations. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign exchange rates during the period presented would not have had a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 2 Summary of Significant Accounting Policies in the audited consolidated financial statements included elsewhere in this proxy statement/prospectus. While all of these significant accounting policies affect the reporting of our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates. Additionally, changes in accounting estimates could occur in the future from period to period.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue Recognition.

Revenues are recognized when control of services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services over the term of the agreement, generally when made available to the customers. Revenues are recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606:

•        Identification of the contract with a customer;

•        Identification of the performance obligations in the contract;

•        Determination of the transaction price;

•        Allocation of the transaction price to the performance obligations in the contract; and

•        Recognition of revenue when, or as, we satisfy a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our contracts with customers include two performance obligations, (i) implementation, and (ii) combined software license and maintenance. Our records individual performance obligations separately by allocating the contract’s total transaction price to each performance obligation of each distinct good or service in the contract.

Implementation services

All customers require implementation services prior to being able to use our platform. To date we have outsourced these services to its Technology Partner who has been trained to provide the implementation services. Refer to Note 5 — Technology Partner in our consolidated financial statements included elsewhere in this proxy statement/prospectus for further discussion of the Technology Partner. Implementation services generally take one to three months and consist of the phases we follow as part of the customer onboarding process.

We are primarily responsible for fulfilling the promise to provide implementation services to a customer and also has discretion in establishing pricing for these services. Accordingly, we are identified as the principal in the arrangement.

The implementation services do not involve significant customization or creating new software functionality. Instead, the services mainly focus on configuration and mapping customer data with the required attributes within the software platform to ensure the platform’s built-in functionalities can be utilized by the customer. Revenues from implementations are recognized over time as such services are performed using an input method of efforts expended, compared to total estimated efforts to complete the project.

Combined software license and maintenance

The combined software license and maintenance performance obligation relates to the license to our AI platform and related maintenance services (including critical support functions and updates) provided over the license term. The software license to the AI platform is not considered distinct from the maintenance services, because the customer cannot derive the intended value from the software without ongoing critical support services and updates that are provided by the maintenance services. We recognize revenue from the combined software license and maintenance performance obligation ratably over the contract term beginning on the date that the software license is delivered to the customer and related maintenance services are made available, as the customer simultaneously receives and consumes the benefits of the combined software license and maintenance performance obligation. Contracts with customers typically include a fixed amount of consideration and are generally cancellable with 24 months’ notice. We typically invoice customers quarterly in advance for our software license and maintenance services upon execution of the initial contract or subsequent renewal.

A contract’s transaction price, which is generally a fixed fee in our arrangements, is allocated to each performance obligation and recognized as revenue as the respective performance obligation is satisfied. Our process for determining SSP involves significant management judgment since our performance obligations are not sold separately. In determining the SSP of implementation services, we estimate the cost of providing the services and adds a reasonable margin. Our cost estimates are primarily based on historical cost data for similar implementation projects. The SSP of the combined software license and maintenance performance obligation uses the residual approach to estimate SSP as we sell our AI platform and related maintenance services to different customers at a highly variable range of amounts.

Receivable and Subordinated Payable to Technology Partner

We have a long-term vendor relationship whereby we incur certain R&D, marketing, and operational expenses through a Technology Partner. Through our arrangement with the Technology Partner, the Technology Partner purchases and resells our platform to end-users as approved by us. The Technology Partner may also act as our agent in facilitating transfer of our products to an end-user. In the Technology Partner’s capacity as an agent, the Technology Partner provides services to the end customer and also facilitates collection of consideration payable under the contract. We have a Master Arrangement with the Technology Partner which allows for quarterly netting of amounts collected by the Technology Partner against the cost of services provided and billable to us. If at any time the services fees exceed collections resulting in a net payable to the Technology Partner, subsequent collections will first be applied to the net payable including any accrued interest on the balance. The details of the Master Arrangement are further described Note 5. For sales in which the Technology Partner acts as the end customer, consideration payable under the contract is presented within accounts receivable on the consolidated balance sheets. Such amounts are not subject to the netting provision within the Master Arrangement. For sales in which the Technology Partner acts as our agent, consideration payable to us is presented within receivable from technology partner in the consolidated balance sheets. Expenses incurred in relation to services provided by the Technology Partner are presented within cost of revenue, selling, general and administrative expense, and research and development expense on the consolidated statements of operations, depending on the nature of the service provided.

Business Combinations

In accordance with ASC 805, Business Combinations, we account for business combinations using the acquisition method. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed, at their acquisition-date fair values. We utilize valuation techniques appropriate for the assets and liabilities being measured in determining these fair values. The excess of the purchase price over the fair value of the net assets of the acquired business is goodwill.

Goodwill and Indefinite-Lived Intangible Assets

We evaluate goodwill and indefinite-lived intangible assets for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value and if so, we perform a quantitative test. We compare the carrying value of each reporting unit and indefinite-lived intangible asset to its estimated fair value and if the fair value is determined to be less than the carrying value, we recognize an impairment loss for the difference.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived assets and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, including lease assets, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date.

Finite-lived intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from five to twelve years.

Share-Based Compensation

We record compensation costs related to share-based awards in accordance with ASC Topic 718, Compensation — Stock Compensation, whereby we measure compensation cost at the grant date based on the estimated fair value of the award. Compensation cost is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Forfeitures are accounted for when they occur.

Fair Value Option (“FVO”) Election

We entered into a Convertible Note Purchase Agreement on April 27, 2023, which are accounted under the “fair value option election” as discussed below.

Under FASB ASC Topic 815, Derivative and Hedging, (“ASC 815”), a financial instrument containing embedded features and /or options may be required to be bifurcated from the financial instrument host and recognized as separate derivative asset or liability, with the bifurcated derivative asset or liability initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date.

Alternatively, FASB ASC Topic 825, Financial Instruments, (“ASC 825”) provides for the FVO election. In this regard, ASC 825-10-15-4 provides for the FVO election (to the extent not otherwise prohibited by ASC 825-10-15-5) to be afforded to financial instruments, wherein the financial instrument is initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date, with changes in the estimated fair value recognized as other income or expense in the statement of operations. The estimated fair value adjustment of the Convertible Notes is presented in a single line item within change in fair value of convertible notes in the accompanying consolidated statement of operations (as provided for by ASC 825-10-50-30(b)). Further, as required by ASC 825-10-45-5, to the extent a portion of the fair value adjustment is attributed to a change in the instrument-specific credit risk, such portion would be recognized as a component of other comprehensive income (for which there have been no such adjustments with respect to the Convertible Notes.)

Recent Accounting Pronouncements

As an emerging growth company (“EGC”), the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. We have elected to use this extended transition period under the JOBS Act until such time we are no longer considered to be an EGC.

See Note 2 in the notes to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Arrowroot previously elected to avail itself of the extended transition period, and following the consummation of the Business Combination, we will be an emerging growth company and will take advantage of the benefits of the extended transition period that the emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare our financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.

We will remain an emerging growth company under the JOBS Act until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Arrowroot’s initial public offering (i.e., December 31, 2026), (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

CERTAIN ILEARNINGENGINES RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation arrangements for iLearningEngines’ directors and executive officers, which are described in the section entitled “iLearningEngines’ Executive and Director Compensation”, below is a description of transactions since January 1, 2020 to which iLearningEngines was a party or will be a party, in which:

•        the amounts involved exceeded or will exceed $120,000; and

•        any of iLearningEngines’ directors, executive officers or holders of more than 5% of iLearningEngines’ capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Notes

In January 2019, iLearningEngines issued convertible promissory notes (the “Director Notes”) in lieu of compensation to each of Harish Chidambaran, iLearningEngines’ President, Chief Executive Officer, a director, and a beneficial owner of more than 5% of iLearningEngines’ voting securities, and Preeta Chidambaran, iLearningEngines’ director and a beneficial owner of more than 5% of iLearningEngines’ voting securities. The aggregate principal amount of the Director Notes issued to Mr. Chidambaran in 2019 was $360,000. The aggregate principal amount of the Director Notes issued to Dr. Chidambaran in 2019 was $90,000. The Director Notes accrued interest at a rate of six percent (6%) per annum until the maturity date of January 1, 2020 and thereafter accrued interest at a rate of twelve percent (12%) per annum until converted into common stock of iLearningEngines or redeemed. The principal and accrued interest on the Director Notes was convertible at a conversion rate of $0.10 per shares of common stock of iLearningEngines at the option of the holder after the maturity date. As of December 31, 2020, the aggregate principal and accrued interest outstanding under Director Notes was $534,397. The Director Notes remained outstanding until August 12, 2021, at which time they were cancelled in exchange for an aggregate 39,883,388 shares of restricted stock issued pursuant to the Director Purchase Agreements (as defined below) described below. At the time of their exchange, the aggregate principal and accrued interest outstanding under Director Notes was $573,576.

Director Purchase Agreements

In August 2021, iLearningEngines entered into common stock purchase agreements (the “Director Purchase Agreements”) with each of Preeta Chidambaran and Harish Chidambaran, pursuant to which iLearningEngines issued restricted stock grants of 5,657,788 shares and 34,225,600 shares to Dr. Chidambaran and Mr. Chidambaran, respectively, in exchange for the cancellation of iLearningEngines’ debt in the amounts of $114,715 and $458,861 held by them, at purchase prices of $0.020276 and $0.013407, respectively.

The restricted stock is subject to service-based, annual vesting over ten years, starting on the date of a “liquidity event,” so long as the holder retains their status as a service provider with iLearningEngines through each such date. The common stock purchase agreements define a liquidity event as, the consummation of the first to occur of any of the following: (i) a Change in Control (as defined in the 2020 Plan and including the requirement that a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Code); (ii) the date following the effective date of a registration statement of the Company filed under the Securities Act (as defined in the 2020 Plan) for the sale of the Company’s common stock; (iii) the settlement of the initial trade of shares of the Company’s common stock on the Nasdaq Global Select Market, the New York Stock Exchange or another exchange or marketplace approved by the iLearningEngines Board by means of an effective registration statement under the Securities Act that registers shares of existing common stock of the Company for resale; or (iv) the Company’s consummation of a merger or consolidation with a special purpose acquisition company or its subsidiary in which the common stock (or similar securities) of the surviving or parent entity are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act.

Executive Officer Receivable

From time to time, iLearningEngines has had a receivable for Harish Chidambaran’s and Balakrishnan Arackal’s personal expenses, which Mr. Chidambaran and Mr. Arackal periodically repaid. As of September 30, 2023, there was an outstanding receivable in the amount of $149,315 for Mr. Chidambaran and $315,516 for Mr. Arackal. During the prior three years, the largest aggregate balance in any year within such period was $274,690 for Mr. Chidambaran and $350,436 for Mr. Arackal. These arrangements have since been terminated and all amounts outstanding under such arrangements are expected to be paid in full prior to Closing.

Consulting Agreement

In January 2011, iLearningEngines entered into a consulting agreement with Preeta Chidambaran, iLearningEngines’ director and a beneficial owner of more than 5% of iLearningEngines’ voting securities (the “Chidambaran Consulting Agreement”) pursuant to which Dr. Chidambaran has previously been compensated for her consulting services. No amounts were paid to Dr. Chidambaran pursuant to the Chidambaran Consulting Agreement in the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

Promissory Note to MRB Capital LLC

On October 26, 2023, iLearningEngines, Inc. issued an unsecured convertible promissory note with an aggregate principal amount of $3,000,000 (the “MRB Note”) to MRB Capital LLC pursuant to the Convertible Note Purchase Agreement. Matthew Barger, who upon consummation of the Business Combination will serve as a member of the New iLearningEngines Board, is the Managing Member of MRB Capital LLC. The MRB Note shall bear interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, the MRB Note will automatically convert into shares of iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares of Arrowroot Class A Common Stock (rounded down to the nearest whole share) equal to (i) the Convertible Note Balance divided by (ii) $10.00.

Compensation Arrangements and Stock Option Grants for Executive Officers and Directors

iLearningEngines has employment arrangements with its named executive officers that, among other things, provide for certain Change in Control benefits, as well as severance benefits. For a description of these agreements, see “iLearningEnginges’ Executive and Director Compensation.”

iLearningEngines has granted restricted stock unit awards to its executive officers and certain of its directors. For a description of these equity awards, see “iLearningEnginges’ Executive and Director Compensation — Employment Arrangements with Executive Officers” and “iLearningEnginges’ Executive and Director Compensation  — Outstanding Equity Awards at December 31, 2022.”

In March 2019 iLearningEngines entered into an employment agreement with Ramakrishnan Parameswaran, iLearningEngines’ Senior Vice President — Technology and Products and the brother of Balakrishnan Arackal, iLearningEngines’ Chief Business Officer. Pursuant to his employment agreement, iLearningEngines paid Mr. Parameswaran compensation totaling $1,096,000 for the year ended December 31, 2022, $896,000 for the year ended December 31, 2021 and $596,000 for the year December 31, 2020.

Indemnification Agreements

iLearningEngines has entered into indemnification agreements with Harish Chidambaran, Preeta Chidambaran, S. Farhan Naqvi and Balakrishnan Arackal. The indemnification agreements require iLearningEngines to indemnify these executive officers and directors to the fullest extent permitted by Delaware law. Following the Business Combination, iLearningEngines will enter into indemnification agreements with all of its executive officers and directors. The indemnification agreements are expected to require iLearningEngines to indemnify its executive officers and directors to the fullest extent permitted by Delaware law.

iLearningEngines has also entered into an indemnification agreement with each of Preeta Chidambaran and Harish Chidambaran with respect to any liability on behalf of iLearningEngines related to certain taxes related to the issuance of the restricted stock described under “— Director Purchase Agreements.”

New iLearningEngines Related Person Transaction Policy

Upon the consummation of the Business Combination, New iLearningEngines’ board of directors will adopt a written related person transactions policy that sets forth New iLearningEngines’ policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New iLearningEngines’ policy only, a “related person transaction” will be considered a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New iLearningEngines or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to New iLearningEngines as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New iLearningEngines’ voting securities (including New iLearningEngines Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with an entity holding more than 5% of any class of New iLearningEngines’ voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New iLearningEngines’ audit committee (or, where review by New iLearningEngines’ audit committee would be inappropriate, to another independent body of the New iLearningEngines Board) for review. To identify related person transactions in advance, New iLearningEngines will rely on information supplied by New iLearningEngines’ executive officers, directors and certain significant stockholders. In considering related person transactions, New iLearningEngines’ audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        The risks, costs, and benefits to New iLearningEngines;

•        The impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        The terms of the transaction;

•        The availability of other sources for comparable services or products; and

•        The terms available to or from, as the case may be, unrelated third parties.

New iLearningEngines’ audit committee will approve only those transactions that it determines are fair and in New iLearningEngines’ best interests. All of the transactions described above were entered into prior to the adoption of such policy.

INFORMATION ABOUT ARROWROOT

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Arrowroot prior to the consummation of the Business Combination.

General

We are a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. We have reviewed a number of opportunities to enter into a business combination. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

Our executive offices are located at 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292 and our telephone number is (310) 566-5866. Our corporate website address is https://arrowrootcapital.com/arrowroot-acquisition/. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. You should not rely on any such information in deciding how to vote on with respect to the proposals.

Company History

In November 2020, our Sponsor purchased an aggregate of 5,750,000 shares of Arrowroot Class B Common Stock for an aggregate purchase price of $30,000, or approximately $0.005 per share. Arrowroot Class B Common Stock will automatically convert into shares of Arrowroot Class A Common Stock, on a one-for-one basis, upon the completion of a business combination. In December 2021, we effected a 5-for-4 stock split of Arrowroot Class B Common Stock, resulting in our Sponsor holding an aggregate of 7,187,500 Arrowroot Class B Common Stock. The foregoing issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The number of shares of Arrowroot Class B Common Stock issued was determined based on the expectation that the Arrowroot Class B Common Stock would represent 20% of the outstanding shares of Arrowroot Common Stock upon completion of the IPO.

On March 4, 2021, we consummated the IPO of 28,750,000 Arrowroot Units, which includes a full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 Arrowroot Units. The Arrowroot Units sold in the IPO were sold at an offering price of $10.00 per Arrowroot Unit, generating total gross proceeds of $287,500,000. Each Arrowroot Unit consists of one of our shares of Arrowroot Class A Common Stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one share of Arrowroot Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Simultaneous with the consummation of the IPO, we consummated the Private Placement of an aggregate of 8,250,000 Private Placement Warrants, each exercisable to purchase one share of the Arrowroot Class A Common Stock for $11.50 per share, subject to certain adjustments, to the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $8,250,000. Of the gross proceeds received from the IPO and the sale of the Private Placement Warrants, $287,500,000 was placed in the Trust Account.

On April 22, 2021, we announced that, commencing April 22, 2021, holders of the 28,750,000 Arrowroot Units sold in the IPO may elect to separately trade the shares of Arrowroot Class A Common Stock and the Public Warrants included in the Arrowroot Units. Those Arrowroot Units not separated continued to trade on Nasdaq under the symbol “ARRWU” and the shares of Arrowroot Class A Common Stock and the Public Warrants that were separated trade under the symbols “ARRW” and “ARRWW,” respectively.

On February 28, 2023, Arrowroot held a special meeting of stockholders (“Extension Meeting”) pursuant to which its stockholders approved an amendment to Arrowroot’s amended and restated certificate of incorporation (the “Charter Extension Amendment”) to extend the date (the “Termination Date”) by which Arrowroot has to consummate an initial business combination from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow Arrowroot, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to seven times by an additional one month each time after the Charter Extension Date, by resolution of Arrowroot’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024, for a total of up to eleven months after the Original Termination Date, unless the closing of an initial business combination shall have occurred prior thereto. In connection with the Extension, the Sponsor agreed to contribute to Arrowroot as a loan the lesser of (a) $640,000 or (b) $0.16 for each share of Arrowroot Class A Common Stock that is not redeemed in connection with the Extension Meeting to be deposited into the Trust Account. In addition, in the event Arrowroot does not consummate an initial business combination by the Charter Extension Date and the Sponsor requests monthly extensions following the Charter Extension Date, the Sponsor will contribute to Arrowroot as a loan the lesser of (a) $160,000 or (b) $0.04 for each share of Arrowroot Class A Common Stock that is not redeemed in connection with the Extension Meeting for each such monthly extension, for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each share of Arrowroot Class A Common Stock that is not redeemed in connection with the Extension Meeting to be deposited into the Trust Account for each of the seven one-month extensions following the Charter Extension Date. Accordingly, on March 6, 2023, Arrowroot issued an unsecured promissory note in the principal amount of up to $1,760,000 to the Sponsor.

In connection with the vote to approve the Charter Extension Amendment, the holders of 24,304,187 shares of Arrowroot Class A Common Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.17 per share, for an aggregate redemption amount of approximately $247,259,068.

We intend to effectuate the Business Combination using cash from the proceeds of the IPO, the sale of the Private Placement Warrants and through the issuance of shares of Arrowroot Class A Common Stock.

Permitted Purchases of Our Securities

Our Sponsor, stockholders, directors, officers, advisors or any of their respective affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of Public Shares or Public Warrants such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. In connection with an election not to redeem Public Shares by any holder of Public Shares, iLearningEngines and Arrowroot agreed, as necessary, to consent to the assignment or forfeiture of shares of Arrowroot Class A Common Stock issuable to iLearningEngines or shares of Arrowroot Class A Common Stock issuable upon conversion of the Arrowroot Class B Common Stock (with the corresponding shares of Arrowroot Class B Common Stock irrevocably forfeited by the Sponsor and canceled), as applicable, to such non-redeeming stockholders. For further information, please see the section entitled “The Merger Agreement.” In the event our Sponsor, stockholders, directors, officers, advisors or any of their respective affiliates determine to make any such purchases at the time of a stockholder vote relating to the Business Combination, such purchases could have the effect of influencing the vote necessary to approve such transaction. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. If our Sponsor, stockholders, directors, officers, advisors or any of their respective affiliates engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.

In the event that our Sponsor, stockholders, directors, officers, advisors or any of their respective affiliates purchase Public Shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the Business Combination, such selling stockholders would be required to revoke their prior elections to redeem their Public Shares and any proxy to vote against the Business Combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in the Merger Agreement that requires us to have a minimum net worth or a certain amount of cash at the closing of the Business Combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants could be to reduce the number of Public Warrants outstanding. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our Arrowroot Class A Common Stock or Public Warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our Sponsor, stockholders, directors, officers, advisors and/or any of their respective affiliates anticipate that they may identify the stockholders with whom they may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders (in the case of the Public Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that our Sponsor, directors, officers, advisors or any of their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination. Such persons would select the stockholders from whom to acquire shares based on the negotiated price, number of shares and such other factors as any such person may deem relevant at the time of purchase, and will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. The price per share paid in any such transaction may be different than the amount per share a Public Stockholder would receive if it elected to redeem its shares in connection with the Business Combination. Our Sponsor, stockholders, directors, officers, advisors or any of their respective affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

Redemption Rights for Public Stockholders Upon Completion of the Business Combination

We will provide our Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of our Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations and on the conditions described herein. For illustrative purposes, based on funds in the Trust Account of approximately $46.1 million on September 30, 2023, the estimated per share redemption price would have been approximately $10.36. This is greater than the $10.00 IPO price of Arrowroot Units. The per-share amount we will distribute to investors who properly redeem their Public Shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Arrowroot Class B Common Stock and Public Shares they may hold in connection with the completion of our Business Combination.

Limitation on Redemption Upon Completion of the Business Combination

Our Existing Charter provides that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets after payment of underwriter’s fees and commissions to be less than $5,000,001. In the event the aggregate cash consideration we would be required to pay for all Public Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any Public Shares in connection with such Business Combination, and all Public Shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with the Business Combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Limitation on Redemption Upon Completion of the Business Combination

Notwithstanding the foregoing, our Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares, without our prior consent. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Business Combination as a means to force us or our Sponsor or its affiliates to purchase their Public Shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Stockholder holding more than an aggregate of 15% of the Public Shares could threaten to exercise its redemption rights if such holder’s Public Shares are not purchased by us or our Sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem to no more than 15% of the Public Shares, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete the Business Combination, particularly since closing conditions of the Business Combination are that we have a minimum net worth and a certain amount of cash. However, we do not restrict our stockholders’ ability to vote all of their Public Shares (including Excess Shares) for or against the Business Combination.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our Existing Charter provides that we will have until the Extension Deadline to complete our initial business combination (the “completion window”). If we are unable to complete our initial business combination within such period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Arrowroot Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Arrowroot Warrants, which will expire worthless if we fail to complete our initial business combination within the completion window.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any shares of Arrowroot Class B Common Stock held by them if we fail to complete our initial business combination within the completion window. However, if our Sponsor or any of our officers and directors acquires Public Shares after the IPO, it or he will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the completion window.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our Existing Charter to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless we provide our Public Stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 after payment of underwriter’s fees and commissions. If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account and any tax payments or expenses for the dissolution of the trust, the per share redemption amount received by stockholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Stockholders. We cannot assure you that the actual per share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business, including iLearningEngines, with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per share or (2) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of Arrowroot and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses, including iLearningEngines.

In the event that the proceeds in the Trust Account are reduced below the lesser of (1) $10.00 per share; or (2) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to amounts held outside the Trust Account from the proceeds of the IPO and the sale of the Private Placement Warrants with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by the Extension Deadline may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by the Extension Deadline is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination by the Extension Deadline, we will (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of Permitted Withdrawals), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Arrowroot Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following the Extension Deadline and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in the underwriting agreement entered into in the IPO, we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below the lesser of (1) $10.00 per share; or (2) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in value of the trust assets, less taxes payable, and will not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, the Arrowroot Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Stockholders will be entitled to receive funds from the Trust Account only (1) in the event of the redemption of our Public Shares if we do not complete our initial business combination by the Extension Deadline, (2) in connection with a stockholder vote to amend our Existing Charter to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination within 24 months from the closing of this offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, or (3) if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with our initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of our Existing Charter, like all provisions of our Existing Charter, may be amended with a stockholder vote.

Facilities

We currently utilize office space at 4553 Glencoe Ave, Suite 200, Marina Del Rey, CA 90292 from an affiliate of the Sponsor. We pay our Sponsor a total of $20,000 per month for office space and secretarial and administrative services provided to members of our management team. We consider our current office space adequate for our current operations.

Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

Arrowroot Units, Arrowroot Class A Common Stock and Public Warrants are registered under the Exchange Act and we have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by our independent registered public accounting firm.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Directors and Executive Officers

The following table sets forth the name, age and position of each of our current directors and executive officers as of July 28, 2023.

Name	Age	Position
Matthew Safaii	43	Chief Executive Officer and Chairman of the Board
Thomas Olivier	55	President, Chief Financial Officer and Vice Chairman
Dixon Doll	80	Director
Will Semple	45	Director
Peter Kuper	53	Director

Matthew Safaii has served as our Chief Executive Officer and the Chairman of our board of directors since our inception in November 2020. Mr. Safaii is the founder and Managing Partner of Arrowroot Capital, an investment advisory firm, which he founded in January 2014. Previously, Mr. Safaii served as a Managing Director and Head of the Acquisitions Team at Actua Corporation (NASDAQ: ACTA), formerly ICG Group, a multi-vertical cloud company, from June 2009 to December 2013. Mr. Safaii’s significant investment and financial expertise make him well qualified to serve as our Chief Executive Officer and the Chairman of the Arrowroot Board.

Thomas Olivier has served as our President and Chief Financial Officer and the Vice Chairman of our board of directors since our inception in November 2020. Mr. Olivier is a managing director at Arrowroot Capital and has held this position since March 2021. Previously, Mr. Olivier was a Managing Director in Houlihan Lokey’s Technology, Media & Telecom (TMT) Group from May 2017 until April 2021. Prior to his time at Houlihan Lokey, Mr. Olivier served as a Managing Director at Pacific Crest Securities, Inc., an investment bank focused on the technology sector which was acquired by Key Bank in 2016, from April 2012 to May 2017. Mr. Olivier was also a member of the board of directors of Brain Scientific Inc., a neurology-focused medical device and software company, from November 2021 to June 2023. Mr. Olivier’s significant investment and financial expertise make him well qualified to serve as our President, Chief Financial Officer and the Vice Chairman of the Arrowroot Board.

Dixon Doll has served on our board of directors since the completion of our initial public offering. Mr. Doll currently serves on the Advisory Board for the Stanford Institute for Economic Policy Research Institute, a nonprofit research institution, which he joined in 2002. Mr. Doll is a Director at Prime Impact Acquisition I (NYSE: PIAI), a special purpose acquisition company, which he joined in September 2020. Mr. Doll is a member of the Advisory Board of Ten Elven Ventures since 2015. Previously, Mr. Doll served as the Chairman of Network Equipment Technologies, Inc., a communication equipment company, from 2005 to 2011 and as a Director of DirecTV, Inc., a broadcast satellite services provider, from 2010 to 2015. Mr. Doll was elected to the Board of the National Venture Capital Association in 2005 and served on the Executive Committee and as Chairman from 2008 to 2009. Mr. Doll led DCM Ventures’ investments in About.com (acquired by The New York Times Co.), @Motion (acquired by Openwave), Clearwire (Nasdaq: CLWR), Coradiant (acquired by BMC), Force10 Networks (acquired by Dell), Foundry Networks (Nasdaq: FDRY), Internap (Nasdaq: INAP), Ipivot (acquired by Intel), and Neutral Tandem (Nasdaq: TNDM). Mr. Doll’s significant investment and financial expertise make him well qualified to serve as a member of the Arrowroot Board.

Will Semple has served on our board of directors since the completion of our initial public offering. Mr. Semple currently serves as a Director and Board Member of eBAY SARL, the European division of eBay, Inc. (Nasdaq: EBAY), a large multinational e-commerce company, which he joined in September 2019. Previously, Mr. Semple served as EMEA Lead of DevSecOps and Software Security & Assurance for PricewaterhouseCoopers LLP, a large consulting and accounting firm, from January 2016 to September 2019. Mr. Semple’s significant investment and financial expertise make him well qualified to serve as a member of the Arrowroot Board.

Peter Kuper has served on our board of directors since March 4, 2022. Mr. Kuper is currently a Managing Partner of HypAdvisor Consulting LLC, a technology consulting firm, and has held this position since September 2008. Mr. Kuper is a Managing Director of J.F. Lehman & Company, a New York based private equity firm since 2023. Mr. Kuper is also chairman at Actus Digital Inc., a cyber security software company. He has held both of these positions since November 2021. From January 2010 until January 2017 Mr. Kuper was also a Partner on the investments team at In-Q-Tel, a non-profit strategic investor that accelerates the development and delivery of technologies to U.S. government agencies. Mr. Kuper’s significant investment and financial expertise make him well qualified to serve as a member of the Arrowroot Board.

Number and Terms of Office of Officers and Directors

The Arrowroot Board consists of five members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq.

Our officers are appointed by the Arrowroot Board and serve at the discretion of the Arrowroot Board, rather than for specific terms of office. The Arrowroot Board is authorized to appoint officers as it deems appropriate pursuant to our Existing Charter.

The term of office of the first class of directors, consisting of Matthew Safaii, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Thomas Olivier and Peter Kuper, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Dixon Doll and Will Semple, will expire at the third annual meeting of stockholders.

Director Independence

Nasdaq listing standards require that a majority of the Arrowroot Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the Arrowroot Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Arrowroot Board has determined that each of Mr. Doll, Mr. Semple and Mr. Kuper is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our directors have received any cash compensation for services rendered to us. However, in January 2021, our Sponsor transferred 40,000 shares of Arrowroot Class B Common Stock to each of Mr. Doll and Mr. Semple, our outside directors, and to Mr. Dhillon, one of our former directors. Peter Kuper has not received any compensation for his services to Arrowroot as a director. We also pay our Sponsor $20,000 per month for office space and secretarial and administrative services provided to members of our management team. In addition, our Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with activities on our behalf in connection with identifying and consummating an initial business combination. No compensation of any kind, including finder’s and consulting fees, will be paid by Arrowroot to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination except for these payments and reimbursements.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from New iLearningEngines. All compensation will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders in connection with a proposed business combination, including in this proxy statement/prospectus. Any compensation to be paid to our officers after the completion of the Business Combination will be determined by compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements to retain their positions with us or that provide for benefits upon termination of employment or service may influence our management’s motivation in identifying or selecting a target business, but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination.

For a discussion of our executive compensation arrangements after the Closing, please see the section entitled “Directors and Executive Officers After the Business Combination.”

ARROWROOT MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This proxy statement/prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this proxy statement/prospectus including, without limitation, statements in this “Arrowroot Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding Arrowroot’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC. References in this section to “we,” “us,” “our” or the “Company” refer to Arrowroot Acquisition Corp.

The following discussion and analysis of Arrowroot’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company formed under the laws of the State of Delaware on November 5, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of the IPO and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.

On February 28, 2023, Arrowroot held a special meeting of stockholders pursuant to which its stockholders approved an amendment to Arrowroot’s amended and restated certificate of incorporation to extend the date by which Arrowroot has to consummate an initial business combination from March 4, 2023 to July 6, 2023 and to allow Arrowroot, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to seven times by an additional one month each time after the Charter Extension Date, by resolution of Arrowroot’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024, for a total of up to eleven months after the Original Termination Date, unless the closing of an initial business combination shall have occurred prior thereto. In connection with the Extension, 24,304,187 shares of Arrowroot Class A Common Stock were redeemed for an aggregate redemption amount of approximately $247,259,068. After the satisfaction of such redemptions, the balance in our Trust Account was approximately $45,229,556. The balance in the Trust Account as of September 30, 2023 was $46,049,915.

Recent Developments

The Arrowroot Board approved a draw of an aggregate of $960,000 pursuant to the Third Promissory Note, which Extension Funds were deposited into the Trust Account. The deposit enables the Company to extend the date by which it must complete its initial business combination to January 6, 2024. The Additional Extension is the sixth of seven one-month extensions permitted under the Company’s amended and restated certificate of incorporation, as amended, and provides the Company with additional time to complete its initial business combination. For more information, see the section entitled “Certain Arrowroot relationships and Related Party Transactions — Promissory Notes.”

Results of Operations

The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenues to date. Our only activities through September 30, 2023, were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for an initial business combination, including in connection with the Business Combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2023, we had net income of $275,535, which consists of income of $1,583,750 derived from the changes in fair value of the warrant liabilities and interest income earned on cash and investments held in the Trust Account of $435,890, offset by general and administrative expenses of $1,638,429 and provision for income tax of $79,210.

For the nine months ended September 30, 2023, we had net loss of $6,798,321, which consists of loss of $3,962,500 derived from the changes in fair value of the warrant liabilities, general and administrative expenses of $3,851,311, change in fair value of FPA Liability of $1,500,000, interest expense — promissory note of $31,356 and provision for income tax of $502,869, offset by interest income earned on cash and investments held in the Trust Account of $3,049,715.

For the three months ended September 30, 2022, we had net income of $870,289, which consists of income of $240,000 derived from the changes in fair value of the warrant liabilities and interest income earned on investments held in the Trust Account of $1,229,862, offset by general and administrative expenses of approximately $355,529 and provision for income tax of $244,044.

For the nine months ended September 30, 2022, we had net income of $11,280,745, which consists of income of $11,081,250 derived from the changes in fair value of the warrant liabilities and interest income earned on investments held in the Trust Account of $1,592,222, offset by general and administrative expenses of $1,126,963 and provision for income tax of $265,764.

For the year ended December 31, 2022, we had net income of $13,521,299, which consists of income of $11,881,250 derived from changes in fair value of the warrant liabilities and interest income earned on investments held in the Trust Account of $3,945,497, offset by general and administrative costs of $1,555,038 and provision for income taxes of $750,410.

For the year ended December 31, 2021, we had net income of $4,844,863, which consists of income of $8,680,000 derived from changes in fair value of the warrant liabilities and interest income earned on investments held in the Trust Account of $23,634, offset by general and administrative costs of $3,858,771.

Liquidity and Capital Resources

On March 4, 2021, we consummated the IPO of 28,750,000 Arrowroot Units which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,750,000 Arrowroot Units, at $10.00 per Arrowroot Unit, generating gross proceeds of $287,500,000. Simultaneously with the closing of the IPO, we consummated the sale of 8,250,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to our Sponsor, generating gross proceeds of $8,250,000.

Following the IPO, the full exercise of the over-allotment option, and the sale of the Private Placement Warrants, a total of $287,500,000 was placed in the Trust Account. We incurred $16,392,714 in transaction costs related to the IPO, consisting of $5,750,000 in cash underwriting fees, $10,062,500 of deferred underwriting fees and $580,214 of other offering costs.

On February 28, 2023, Arrowroot held a special meeting of stockholders pursuant to which its stockholders approved an amendment to Arrowroot’s amended and restated certificate of incorporation to extend the date by which Arrowroot has to consummate an initial business combination from March 4, 2023 to July 6, 2023 and to allow Arrowroot, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of Arrowroot’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024, for a total of up to eleven months after the Original Termination Date, unless the closing of an initial business combination shall have occurred prior thereto. In connection with the Extension, 24,304,187 shares of Arrowroot Class A Common Stock were redeemed for an aggregate redemption amount of approximately $247,259,068 at a redemption price of approximately $10.17 per share. After the satisfaction of such redemptions, the balance in our Trust Account was approximately $45,229,556. As a result, following the Extension Meeting, approximately $247,259,068 in cash was removed from the Trust Account to pay such holders.

For the nine months ended September 30, 2023, cash used in operating activities was $2,804,811. Net loss of $6,798,321 was affected by income related to the change in fair value of the warrant liabilities of $3,962,500, $1,500,000 loss related to the initial value of the Forward Purchase Agreement, and interest earned on cash and marketable securities held in the Trust Account of $3,049,716. Net changes in operating assets and liabilities provided $1,580,726 of cash for operating activities.

For the nine months ended September 30, 2022, cash used in operating activities was $1,000,520. Net income of $11,280,745 was affected by income related to the change in fair value of the warrant liabilities of $11,081,250 and interest earned on marketable securities held in the Trust Account of $1,592,222. Net changes in operating assets and liabilities provided $392,207 of cash for operating activities.

As of September 30, 2023, we had cash held in the Trust Account of $46,049,915 (including $471,785 of interest). Interest income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2023, we withdrew an amount of $1,598,650 interest earned from the Trust Account to pay franchise and income taxes and approximately $247,259,068 in connection with redemption.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our initial business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2023, we had cash of $639,819. If we do not complete the Business Combination, then we intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination (which we currently anticipate will be the Business Combination).

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that an initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-initial business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

On December 21, 2020, the Sponsor issued an unsecured promissory note to the Company (the “IPO Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The outstanding balance under the IPO Promissory Note of $149,992 was repaid at the closing of the initial public offering on March 4, 2021.

On December 29, 2021, Arrowroot issued its First Promissory Note with the Sponsor pursuant to which the Sponsor agreed to loan Arrowroot up to an aggregate principal amount of $1,500,000. The note was issued in connection with advances the Sponsor may make in the future, to Arrowroot for working capital expenses. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, Arrowroot drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this draw down, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns. Management has determined the fair value of the First Promissory Note is more accurately recorded at par since the conversion price is significantly higher than the value of the warrants. As of September 30, 2023 and December 31, 2022, $1,500,000 and $1,500,000 were outstanding under this First Promissory Note, respectively.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants. As of September 30, 2023, Arrowroot had $500,000 outstanding balance under this Second Promissory Note.

In connection with the approval by Arrowroot’s stockholders of the Extension, the Sponsor issued to Arrowroot an unsecured promissory note in the principal amount of up to $1,760,000 (the “Third Promissory Note”) that matures upon Arrowroot closing its initial business combination. Following the Extension being approved by the stockholders, the Sponsor funded $960,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Extension Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Extension Meeting (if all seven additional monthly extensions are exercised). As of September 30, 2023, Arrowroot had $1,120,000 outstanding balance under this Third Promissory Note. If Arrowroot completes an initial business combination, Arrowroot will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the Private Placement Warrants issued in connection with the IPO. If Arrowroot does not complete an initial business combination by the Extension Deadline, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $2,000,000 (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”) to the Sponsor, of which $700,000 was funded by the Sponsor upon execution of the Fourth Promissory Note. On September 27, 2023, Arrowroot drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. There remains $800,000 available under the Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of Arrowroot’s initial business combination. In the event that Arrowroot does not consummate an initial business combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the maturity date upon request by Arrowroot subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable.

All of the Company’s outstanding Promissory Notes are subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Promissory Notes and all other sums payable with regard to the Promissory Notes becoming immediately due and payable. However, notwithstanding the original terms the Promissory Notes, the Company and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share.

If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such initial business combination.

Based on the foregoing, management has determined that we do not have sufficient liquidity to meet our anticipated obligations for at least twelve months after the financial statements are available to be issued, as such, the events and circumstances raise substantial doubt about our ability to continue as a going concern, as discussed further below. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might arise as a result of uncertainties about our ability to continue as a going concern.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s ASU 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete an initial business combination by the Extension Deadline, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Extension Deadline.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $20,000 for office space, utilities and secretarial and administrative support services. We began incurring these fees on March 4, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Arrowroot Unit, or $10,062,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Estimates

The preparation of unaudited condensed consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies estimates:

Warrant Liabilities

We account for the Arrowroot Warrants in accordance with the guidance contained in ASC 815-40 under which the Arrowroot Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Arrowroot Warrants as liabilities at their fair value and adjust the Arrowroot Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our unaudited condensed consolidated statement of operations. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available are valued using a Monte Carlo simulation. For periods subsequent to the detachment of the Public Warrants from the Arrowroot Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our unaudited condensed consolidated financial statements.

CERTAIN ARROWROOT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrowroot Class B Common Stock

In November 2020, our Sponsor purchased 5,750,000 shares of Arrowroot Class B Common Stock for an aggregate price of $30,000. In December 2020, Arrowroot effected a 5-for-4 stock split of Arrowroot Class B Common Stock. As a result, our Sponsor held 7,187,500 Arrowroot Class B Common Stock. The Arrowroot Class B Common Stock will automatically convert into Arrowroot Class A Common Stock upon the consummation of the Business Combination on a one-for-one basis, subject to adjustments. In addition, in January 2021, our Sponsor transferred 40,000 Arrowroot Class B Common Stock to each of Dixon Doll and Will Semple, our outside directors, and to Gaurav Dhillon, one of our former directors.

Our Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Arrowroot Class B Common Stock until the earlier to occur of (i) one year after the completion of the Business Combination or (ii) the date on which Arrowroot completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of Arrowroot’s stockholders having the right to exchange their shares of Arrowroot Common Stock for cash, securities or other property, except to certain permitted transferees. Any permitted transferees will be subject to the same restrictions and other agreements of our Sponsor with respect to any Arrowroot Class B Common Stock. Notwithstanding the foregoing, if the Closing Price of Arrowroot Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Arrowroot Class B Common Stock will be released from the lock-up.

Promissory Notes

On December 21, 2020, our Sponsor issued an unsecured promissory note to Arrowroot (the “IPO Promissory Note”), pursuant to which Arrowroot was able to borrow up to an aggregate principal amount of $300,000. This promissory note was non-interest bearing and was payable on the earlier of (i) July 31, 2021 or (ii) the consummation of the IPO. As of September 30, 2023, there were no amounts outstanding under this IPO Promissory Note.

On December 29, 2021, Arrowroot issued the First Promissory Note, pursuant to which Arrowroot may borrow up to an aggregate principal amount of $1,500,000, of which $750,000 was funded by the Sponsor upon execution of the First Promissory Note, an additional $200,000 drawn down on March 17, 2022 and the remaining $550,000 was drawn down on April 21, 2022. Following this draw down, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns. The First Promissory Note does not bear interest. The principal balance of the note will be payable on the earliest to occur of (i) the date on which Arrowroot consummates its initial business combination or (ii) the date that the winding up of Arrowroot is effective. In the event Arrowroot consummates its initial business combination, the Sponsor has the option on the earliest to occur of (i) the date on which Arrowroot consummates its initial business combination or (ii) the date that the winding up of Arrowroot is effective (such date, the “Note Maturity Date”) to convert all or any portion of the principal outstanding under the First Promissory Note into that number of warrants equal to the portion of the principal amount of the First Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of the Working Capital Warrants, if any, would be identical to the terms of the Private Placement Warrants, including the transfer restrictions applicable thereto. The First Promissory is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the First Promissory Note and all other sums payable with regard to the First Promissory Note becoming immediately due and payable. As of September 30, 2023, there was $1,500,000 outstanding under this Second Promissory Note.

On February 23, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor, which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note does not bear interest. The principal balance of the Second Promissory Note will be payable on the Note Maturity Date. The Second Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Second Promissory Note and all other sums payable with regard to the Second Promissory Note becoming immediately due and payable. As of September 30, 2023, there was $500,000 outstanding under this Second Promissory Note.

In connection with the Extension, on March 6, 2023, Arrowroot issued an unsecured promissory note in the principal amount of up to $1,760,000 to the Sponsor. The Third Promissory Note does not bear interest and matures on the Note Maturity Date. In the event that Arrowroot does not consummate an initial business combination, the Third

Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. In the event Arrowroot consummates an initial business combination, the Sponsor has the option on the Note Maturity Date to convert all or any portion of the principal outstanding under the Third Promissory Note into that number of warrants equal to the portion of the principal amount of the Third Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of such warrants, if any, would be identical to the terms of the Private Placement Warrants, including the transfer restrictions applicable thereto. The Third Promissory Note may be further drawn down from time to time prior to the Note Maturity Date upon request by Arrowroot subject to the Sponsor’s approval. The Third Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Third Promissory Note and all other sums payable with regard to the Third Promissory Note becoming immediately due and payable. As of September 30, 2023, there was $1,120,000 outstanding under this Third Promissory Note.

On June 13, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $2,000,000 to the Sponsor, of which $700,000 was funded by the Sponsor upon execution. On September 27, 2023, Arrowroot drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. There remains $800,000 available under the Fourth Promissory Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures on the Note Maturity Date. In the event that Arrowroot does not consummate an initial business combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Note Maturity Date upon request by Arrowroot subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable.

Notwithstanding the original terms the Promissory Notes, Arrowroot and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

Convertible Notes

On April 27, 2023, iLearningEngines entered into the Convertible Note Purchase Agreement, pursuant to which, among other things, iLearningEngines may issue and sell to the Convertible Note Investors convertible notes due in October 2025 with aggregate principal amount of up to $50,000,000, of which iLearningEngines has issued and sold Convertible Notes with aggregate principal amount of $16,650,000. Affiliates of our Sponsor have purchased $9,150,000 of Convertible Notes, convertible into an estimated 2,591,645 shares of New iLearningEngines Common Stock. If iLearningEngines elects to sell additional Convertible Notes pursuant to the Convertible Note Purchase Agreement, iLearningEngines must first offer such additional Convertible Notes to affiliates of our Sponsor. Each Convertible Note accrues interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each Convertible Note will automatically convert into shares of iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares of Arrowroot Class A Common Stock (rounded down to the nearest whole share) equal to (i) the Convertible Note Balance divided by (ii) $10.00.

Administrative Support Agreement

Arrowroot entered into an agreement, commencing on March 4, 2021, through the earlier of Arrowroot’s consummation of a business combination and its liquidation, to pay the Sponsor a total of $20,000 per month for office space and secretarial, and administrative support services.

Related Party Policy

Arrowroot’s audit committee adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Arrowroot was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of Arrowroot’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under the policy include: (i) Arrowroot directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of Arrowroot voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee considers (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Arrowroot’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Arrowroot and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the Arrowroot Board and on his or her eligibility to serve on the Arrowroot Board’s committees. Arrowroot management presents to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Arrowroot may consummate related party transactions only if its audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. No director or executive officer may participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

To further minimize conflicts of interest, Arrowroot may not consummate a business combination with an entity that is affiliated with any of the Sponsor or Arrowroot’s officers or directors unless Arrowroot, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions that the business combination is fair to Arrowroot from a financial point of view. Furthermore, there will be no finder’s fees, reimbursement, consulting fee, non-cash payments, monies in respect of any payment of a loan or other compensation paid by Arrowroot to the Sponsor or Arrowroot’s officers or directors, or any affiliate of the Sponsor or Arrowroot’s officers or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of a business combination (regardless of the type of transaction that it is) other than the following payments, none of which will be made from the proceeds held in the Trust Account prior to the completion of a business combination:

•        payment to the Sponsor of $20,000 per month for office space, secretarial and administrative services provided to members of Arrowroot’s management team;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing a business combination;

•        Repayment of non-interest bearing loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of Arrowroot’s officers and directors to finance transaction costs in connection with an intended business combination. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Arrowroot’s audit committee will review on a quarterly basis all payments that were made to the Sponsor or Arrowroot’s officers or directors, or Arrowroot’s or their affiliates; and

•        Repayment of non-interest bearing loans which may be made by the Sponsor or an affiliate of the Sponsor in connection with the Extension. Up to $1,760,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Arrowroot’s audit committee will review on a quarterly basis all payments that were made to the Sponsor or Arrowroot’s officers or directors, or Arrowroot’s or their affiliates.

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE BUSINESS COMBINATION

Directors and Executive Officers

Upon the consummation of the Business Combination, the business and affairs of New iLearningEngines will be managed by or under the direction of the New iLearningEngines Board, which is anticipated to have five members. The following table sets forth the name, age and position of each of the expected directors and executive officers of New iLearningEngines upon consummation of the Business Combination, assuming the election of the nominees at the special meeting as set forth in Proposal No. 4 — The Election of Directors Proposal. In addition, two other directors may be designated by iLearningEngines prior to the effectiveness of this proxy statement/prospectus, in the event of which such designees will be voted upon by Arrowroot’s stockholders at the special meeting.

Name	Age*	Position
Executive Officers
Puthugramam “Harish” Chidambaran	55	Chief Executive Officer and Chairman
Sayyed Farhan Naqvi	41	Chief Financial Officer, Treasurer, Secretary
Balakrishnan Arackal	55	President, Chief Business Officer and Director
David Samuels	61	Chief Legal Officer and Executive Vice President – Corporate Affairs
Ramakrishnan Parameswaran	52	Senior Vice President – Technology and Products
Non-Employee Directors
Matthew Barger(1)(2)	66	Director
Bruce Mehlman(1)(2)(3)	54	Director
Thomas Olivier(1)(3)	56	Director

____________

*        As of October 31, 2023

(1)      Member of New iLearningEngines audit committee, effective upon the consummation of the Business Combination.

(2)      Member of New iLearningEngines compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of New iLearningEngines nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers

Harish Chidambaran

Upon consummation of the Business Combination, Mr. Chidambaran will serve as the Chief Executive Officer of New iLearningEngines and as Chairman of the New iLearningEngines Board. Mr. Chidambaran has served as President and Chief Executive Officer of iLearningEngines since November 2010. Mr. Chidambaran has extensive experience in the technology industry having worked at companies such as Sun Microsystems, Lucent Technologies, Maple Optical Systems, Google, and Ninth Sense, Inc. Mr. Chidambaran received a B.T. in Electrical and Electronics Engineering from College of Engineering, Trivandrum, a M.S. in Electrical Engineering from the University of Idaho and a M.S. in Management from Stanford Graduate School of Business. Mr. Chidambaran is qualified to serve on the New iLearningEngines Board based on his substantial business, leadership and management experience in the technology sector.

S. Farhan Naqvi

Upon consummation of the Business Combination, Mr. Naqvi will serve as the Chief Financial Officer of New iLearningEngines. Mr. Naqvi has served as Chief Financial Officer of iLearningEngines since February 2019. Prior to joining iLearningEngines, Mr. Naqvi served as a Transaction Advisor at Ernst & Young from 2017 to February 2019 and as an investment banker at Deutsche Bank Securities, Inc. from 2013 to 2017. Mr. Naqvi received a Bachelor of Technology in Engineering from Indian Institute of Technology, Kapur, and an M.B.A. from Harvard Business School.

Balakrishnan Arackal

Upon consummation of the Business Combination, Mr. Arackal will serve as the President and Chief Business Officer of New iLearningEngines and as a member of the New iLearningEngines Board. Mr. Arackal has served as Chief Business Officer of iLearningEngines since February 2021, having previously served as Executive

Vice President —  Sales & Strategy of iLearningEngines from October 2018 to February 2021. Previously, Mr. Arackal served as an Independent Contractor for iLearningEngines from 2014 to September 2018 and as an Executive Director at Experion Technologies from 2011 to 2014. Mr. Arackal received a Bachelor of Technology in Electronics & Communication from Mepco Schlenk Engineering College and his M.B.A. from G.R.Damodaran Academy of Management.

David Samuels

Upon consummation of the Business Combination, Mr. Samuels will serve as the Chief Legal Counsel and EVP Corporate Affairs of New iLearningEngines. Mr. Samuels has served as Chief Legal Counsel and EVP Corporate Affairs of iLearningEngines since October 2023. Prior to joining iLearningEngines, Mr. Samuels served as Chief Legal Officer and Secretary of Definitive Healthcare Corp. (Nasdaq: DH), a provider of healthcare commercial intelligence from February 2021 to January, 2023. From October 2016 to November 2019, Mr. Samuels served as Chief Executive Officer and Chief Legal Officer of ReferralMob, Inc., (“ReferralMob”) a mobile-only, peer-to-peer job referral platform, having previously served as Chief Legal Officer from 2015 to October 2016. Prior to joining ReferralMob, Mr. Samuels served as Chief Strategy Officer of Interactions Corporation (“Interactions”), and served in a number of executive leadership positions, including as General Counsel for seven years and for two years as Chairman of the Board of Strategic Advisors, at EnerNOC, Inc. ((Nasdaq: ENOC) since renamed Enel X North America). Earlier in his career, Mr. Samuels served as General Counsel, Vice President Corporate Development and Secretary of International Integration, Inc. (Nasdaq: ICUB). Mr. Samuels served on the board of directors of ReferralMob from 2015 to 2019, Magnus Textile LLC from 2017 to 2018 and ANSWR from 2014 until 2017, each a private company. Mr. Samuels holds a B.A. from Brandeis University and a J.D. from Northeastern University School of Law.

Ramakrishnan Parameswaran

Upon consummation of the Business Combination, Mr. Parameswaran will serve as the Senior Vice President of Technology and Products of New iLearningEngines. Mr. Parameswaran has served as Senior Vice President of Technology and Products of iLearningEngines since May 2019. Prior to joining iLearningEngines, Mr. Parameswaran served in a variety of roles at Infosys Ltd., most recently as Practice Manager and Vertical Head of the Digital Department from 2015 to April 2019. Mr. Parameswaran received a B.T. in Electrical and Electronics Engineering from College of Engineering Trivandrum.

Non-Employee Directors

Upon the consummation of the Business Combination, the initial size of the New iLearningEngines Board is expected to be five directors, each of whom will be voted upon by Arrowroot’s stockholders at the special meeting. In addition to Harish Chidambaran and Balakrishnan Arackal, New iLearningEngines’ director nominees are:

Matthew Barger

Upon consummation of the Business Combination, Mr. Barger will serve as a member of the New iLearningEngines Board. Mr. Barger has served as the Managing Member of MRB Capital LLC since 2008. Mr. Barger has also served as Senior Advisor at Hellman & Friedman, LLC (“H&F”) since 2007 and previously served as Managing Director of H&F from 1984 to 2006. Mr. Barger has served on the Board of Directors of Hall Capital Partners LLC since 2007 and Artisan Partners Asset Management Inc. since 2013, and on the Advisory Board of Mustard Seed since February 2022. Mr. Barger received a bachelor’s degree in history from Yale University and a M.B.A. from Stanford Graduate School of Business. Our Board has determined that Mr. Barger’s investment management expertise and director leadership experience qualifies him to serve as a member of our Board.

Bruce Mehlman

Upon consummation of the Business Combination, Mr. Mehlman will serve as a member of the New iLearningEngines Board. Mr. Mehlman founded Mehlman Consulting and has served as a Partner of Mehlman Consulting since December 2003. Mr. Mehlman also serves on the board of non-governmental organizations and as the Executive Director of the Technology CEO Council. Mr. Mehlman received a B.A. in History from Princeton University and a J.D. from the University of Virginia School of Law. Our Board has determined that Mr. Mehlman’s expertise in public policy and experience in executive leadership qualifies him to serve as a member of our Board.

Thomas Olivier

Upon consummation of the Business Combination, Mr. Olivier will serve as a member of the New iLearningEngines Board. Mr. Olivier has served as Arrowroot’s President and Chief Financial Officer and the Vice Chairman of its board of directors since its inception in November 2020. Mr. Olivier is a managing director at Arrowroot Capital and has held this position since March 2021. Previously, Mr. Olivier was a Managing Director in Houlihan Lokey’s Technology, Media & Telecom (TMT) Group from May 2017 until April 2021. Prior to his time at Houlihan Lokey, Mr. Olivier served as a Managing Director at Pacific Crest Securities, Inc., an investment bank focused on the technology sector which was acquired by Key Bank in 2016, from April 2012 to May 2017. Mr. Olivier was also a member of the board of directors of Brain Scientific Inc., a neurology-focused medical device and software company, from November 2021 to June 2023. Mr. Olivier received his B.S. in Economics from Boston College and his J.D. from the George Washington University Law School. Our Board has determined that Mr. Olivier’s significant investment banking and financial expertise make him well qualified to serve on our Board.

Family Relationships

Dr. Preeta Chidambaran, the co-founder of iLearningEngines, is the wife of Harish Chidambaran, the President and Chief Executive Officer of iLearningEngines. Balakrishnan Arackal, who will serve as the President and Chief Business Officer of New iLearningEngines and as a member of the New iLearningEngines Board, and Ramakrishnan Parameswaran, who will serve as the Senior Vice President of Technology and Products of New iLearningEngines, are brothers. There are no other family relationships among any of New iLearningEngines’ directors or executive officers that are required to be disclosed by Regulation S-K.

Board Composition

New iLearningEngines’ business and affairs will be organized under the direction of the New iLearningEngines Board. We anticipate that the New iLearningEngines Board will consist of five members upon the consummation of the Business Combination. Mr. Chidambaran will serve as Chairman of the New iLearningEngines Board. The primary responsibilities of the New iLearningEngines Board will be to provide oversight, strategic guidance, counseling and direction to New iLearningEngines’ management. The New iLearningEngines Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Charter, which will be effective upon the consummation of the Business Combination, the New iLearningEngines Board will be divided into three classes, Class I, Class II and Class III, with, except with respect to the election of directors at the special meeting pursuant to Proposal No. 4 — The Election of Directors Proposal, only one class of directors being elected each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The New iLearningEngines Board will be divided into the following classes:

•        Class I, which we anticipate will consist of Harish Chidambaran and Balakrishnan Arackal, whose terms will expire at New iLearningEngines’ first annual meeting of stockholders to be held after the closing of Business Combination;

•        Class II, which we anticipate will consist of Matthew Barger and Thomas Olivier, whose terms will expire at New iLearningEngines’ second annual meeting of stockholders to be held after the closing of Business Combination; and

•        Class III, which we anticipate will consist of Bruce Mehlman, whose term will expire at New iLearningEngines’ third annual meeting of stockholders to be held after the closing of Business Combination.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified, or their earlier resignation, removal, retirement or death. This classification of the New iLearningEngines Board may have the effect of delaying or preventing changes in New iLearningEngines’ control or management. New iLearningEngines’ directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of New iLearningEngines’ voting stock.

Director Independence

Based on information provided by each director concerning his or her background, employment and affiliations, upon the consummation of the Business Combination, we anticipate that each of the directors on the New iLearningEngines Board, other than Harish Chidambaran and Balakrishnan Arackal, will qualify as independent directors, as defined under the Nasdaq Stock Exchange listing rules (the “Nasdaq listing rules”), and the New iLearningEngines Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, New iLearningEngines will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of the New iLearningEngines Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the New iLearningEngines Board will be informed oversight of New iLearningEngines’ risk management process. The New iLearningEngines Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New iLearningEngines Board as a whole, as well as through various standing committees of the New iLearningEngines Board that address risks inherent in their respective areas of oversight. In particular, the New iLearningEngines Board will be responsible for monitoring and assessing strategic risk exposure and New iLearningEngines’ audit committee will have the responsibility to consider and discuss New iLearningEngines’ major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New iLearningEngines’ compensation committee will assess and monitor whether New iLearningEngines’ compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, we anticipate that the New iLearningEngines Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The New iLearningEngines Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. In addition, from time to time, special committees may be established under the direction of the New iLearningEngines Board when the board deems it necessary or advisable to address specific issues. New iLearningEngines intends to comply with future requirements to the extent they will be applicable to New iLearningEngines. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New iLearningEngines’ website.

Audit Committee

New iLearningEngines’ audit committee will consist of Matthew Barger, Bruce Mehlman and Thomas Olivier. The New iLearningEngines Board is expected to determine that each of the members of the audit committee will satisfy the independence requirements of Nasdaq listing rules and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with applicable audit committee requirements. In arriving at this determination, the New iLearningEngines Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. Mr. Barger is expected to serve as the chair of the audit committee. The New iLearningEngines Board is expected to determine that Mr. Barger qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the New iLearningEngines Board considered Mr. Barger’s formal education and previous experience in financial roles. Both New iLearningEngines’ independent registered public accounting firm and management periodically will meet privately with New iLearningEngines’ audit committee.

The functions of this committee will include, among other things:

•        evaluating the performance, independence and qualifications of New iLearningEngines’ independent auditors and determining whether to retain New iLearningEngines’ existing independent auditors or engage new independent auditors;

•        reviewing New iLearningEngines’ financial reporting processes and disclosure controls;

•        reviewing and approving the engagement of New iLearningEngines’ independent auditors to perform audit services and any permissible non-audit services;

•        reviewing the adequacy and effectiveness of New iLearningEngines’ internal control policies and procedures, including reviewing, with the independent auditors, management’s plans with respect to the responsibilities, budget, staffing and effectiveness of New iLearningEngines’ internal audit function, and reviewing and approving New iLearningEngines’ head of internal audit (if established);

•        reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New iLearningEngines;

•        obtaining and reviewing at least annually (if required by applicable stock exchange listing requirements) or as otherwise determined, a report by New iLearningEngines’ independent auditors describing the independent auditors’ internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review, or any inquiry or investigation by governmental or professional authorities;

•        monitoring the rotation of partners of New iLearningEngines’ independent auditors on New iLearningEngines’ engagement team as required by law;

•        at least annually, reviewing relationships that may reasonably be thought to bear on the independence of the committee, receiving and reviewing a letter from the independent auditor affirming their independence, discussing the potential effects of any such relationship, and assessing and otherwise taking the appropriate action to oversee the independence of New iLearningEngines’ independent auditor;

•        reviewing New iLearningEngines’ annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and discussing the statements and reports with New iLearningEngines’ independent auditors and management;

•        reviewing with New iLearningEngines’ independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of New iLearningEngines’ financial controls and critical accounting policies;

•        reviewing with management and New iLearningEngines’ independent auditors any earnings announcements, disclosures and other financial information and guidance;

•        establishing procedures for the review, retention and investigation of complaints received by New iLearningEngines regarding financial controls, accounting, auditing or other matters;

•        preparing the report that the SEC requires in New iLearningEngines’ annual proxy statement;

•        reviewing and providing oversight of any related party transactions in accordance with New iLearningEngines’ related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New iLearningEngines’ code of business conduct and ethics;

•        reviewing and discussing with management risks related to data privacy, technology and information security, including cybersecurity, back-up of information systems, and policies and procedures that New iLearningEngines has in place to monitor and control such exposures;

•        reviewing New iLearningEngines’ major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•        reviewing any analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

•        reviewing with management and the independent auditors any disagreement between them regarding financial reporting, accounting practices or policies, or other matters, that individually or in the aggregate could be significant to New iLearningEngines’ financial statements or the independent auditor’s report, reviewing management’s response, and resolving any other conflicts or disagreements regarding financial reporting;

•        considering and reviewing with management, the independent auditors, and outside advisors or accountants any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding New iLearningEngines’ financial statements or accounting policies;

•        reviewing with management legal and regulatory compliance and any material current, pending or threatened legal matters; and

•        reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Compensation Committee

New iLearningEngines’ compensation committee will consist of Matthew Barger and Bruce Mehlman. Bruce Mehlman is expected to serve as the chair of the compensation committee. The New iLearningEngines Board is expected to determine that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq. The functions of the committee will include, among other things:

•        reviewing and approving the corporate objectives that pertain to New iLearningEngines’ overall compensation strategy and policies;

•        reviewing and approving annually the compensation and other terms of employment of New iLearningEngines’ executive officers and other members of senior management, in the compensation committee’s discretion;

•        reviewing and approving the type and amount of compensation to be paid or awarded to New iLearningEngines’ non-employee board members;

•        administering New iLearningEngines’ equity incentive plans and other benefit plans;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements with New iLearningEngines’ executive officers and other members of senior management, in the compensation committee’s discretion;

•        reviewing and establishing appropriate insurance coverage for New iLearningEngines’ directors and officers;

•        reviewing and discussing with management New iLearningEngines’ disclosures under the caption “Compensation Discussion and Analysis” in New iLearningEngines’ periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing an annual report on executive compensation that the SEC requires in New iLearningEngines’ annual proxy statement;

•        reviewing New iLearningEngines’ practices and policies for employee compensation as related to risk management and risk-taking incentives to determine if such compensation policies and practices are reasonably likely to have a material adverse effect on New iLearningEngines;

•        establishing and monitoring stock ownership guidelines for directors and executive officers of New iLearningEngines, if and as determined to be necessary or appropriate;

•        providing recommendations to the New iLearningEngines Board on compensation-related proposals to be considered at New iLearningEngines’ annual meeting of stockholders;

•        reviewing and discussing with management, if appropriate, the independence of and any conflicts of interest raised by the work of a compensation consultant, outside legal counsel, or advisor hired by the compensation committee or management and how such conflict is being addressed for disclosure in the appropriate filing or report;

•        annually reviewing and discussing with management New iLearningEngines’ human capital management practices with respect to its employees and, where applicable, independent contractors;

•        approving and modifying, as needed, clawback policies allowing New iLearningEngines to recoup improper compensation paid to employees; and

•        reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the New iLearningEngines Board.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Nominating and Corporate Governance Committee

New iLearningEngines’ nominating and corporate governance committee will consist of Bruce Mehlman and Thomas Olivier. Matthew Barger is expected to serve as the chair of the nominating and corporate governance committee. The New iLearningEngines Board is expected to determine that each of the members of New iLearningEngines’ nominating and corporate governance committee will satisfy the independence requirements of Nasdaq. The functions of this committee include, among other things:

•        determining the qualifications, qualities, skills and other expertise required to be a director of New iLearningEngines, and developing and recommending to the New iLearningEngines Board for approval criteria to be considered in selecting nominees for director;

•        identifying, reviewing and making recommendations of candidates to serve on the New iLearningEngines Board, including incumbent directors for reelection;

•        evaluating the performance of the New iLearningEngines Board, committees of the New iLearningEngines Board and individual directors and determining whether continued service on the New iLearningEngines Board is appropriate;

•        periodically reviewing and making recommendations to the New iLearningEngines Board regarding New iLearningEngines’ process for stockholder communications with the New iLearningEngines Board, and making such recommendations to the New iLearningEngines Board with respect thereto;

•        evaluating nominations by stockholders of candidates for election to the New iLearningEngines Board;

•        evaluating the structure and organization of the New iLearningEngines Board and its committees and making recommendations to the New iLearningEngines Board for approvals;

•        considering possible conflicts of interest of officers and directors as set forth in New iLearningEngines’ code of business conduct and ethics;

•        reviewing and considering environmental, social responsibility and sustainability and governance matters as it determines appropriate and making recommendations to the New iLearningEngines Board regarding, or taking action with respect to, such matters;

•        periodically reviewing New iLearningEngines’ corporate governance guidelines and code of business conduct and ethics and recommending to the New iLearningEngines Board any changes to such policies and principles;

•        developing and periodically reviewing with New iLearningEngines’ Chief Executive Officer the plans for succession for New iLearningEngines’ Chief Executive Officer and other executive officers, as it sees fit, and making recommendations to the New iLearningEngines Board with respect to the selection of appropriate individuals to succeed to these positions;

•        considering the New iLearningEngines Board’s leadership structure, including the separation of the roles of chairperson of the New iLearningEngines Board and the Chief Executive Officer and/or the appointment of a lead independent director;

•        periodically reviewing the processes and procedures used by New iLearningEngines to provide information to the New iLearningEngines Board and its committees and the scope of such information and making recommendations to the New iLearningEngines Board and management for improvement as appropriate; and

•        reviewing periodically the nominating and corporate governance committee charter and recommending any proposed changes to the New iLearningEngines Board, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New iLearningEngines’ compensation committee has ever been an executive officer or employee of New iLearningEngines. None of New iLearningEngines’ executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New iLearningEngines Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, eliminates the liability of New iLearningEngines’ officer and directors for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that officers and directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties, except for liability:

•        for any transaction from which the director or officer derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares by directors; or

•        for any breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of officers and directors, then the liability of New iLearningEngines’ officers and directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Proposed Bylaws require New iLearningEngines to indemnify and advance expenses, to the fullest extent permitted by applicable law, to its directors, officers and agents. New iLearningEngines plans to maintain a directors’ and officers’ insurance policy pursuant to which New iLearningEngines’ directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Charter prohibits any retroactive changes to the rights or protections or increase the liability of any officer or director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New iLearningEngines will enter into separate indemnification agreements with New iLearningEngines’ directors and executive officers. These agreements, among other things, require New iLearningEngines to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New iLearningEngines’ directors or executive officers or any other company or enterprise to which the person provides services at New iLearningEngines’ request.

We believe these provisions in the Proposed Charter and the Proposed Bylaws are necessary to attract and retain qualified persons as directors and officers.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

The New iLearningEngines Board will adopt a Code of Conduct, applicable to all of New iLearningEngines’ employees, executive officers and directors. The Code of Conduct will be available on New iLearningEngines’ website at [•]. Information contained on or accessible through New iLearningEngines’ website is not a part of this proxy statement, and the inclusion of New iLearningEngines’ website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New iLearningEngines Board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. New iLearningEngines expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

Non-Employee Director Compensation

The New iLearningEngines Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New iLearningEngines is able to recruit and retain qualified directors. Following the consummation of the Business Combination, New iLearningEngines intends to develop a board of directors’ compensation program that is designed to align compensation with New iLearningEngines’ business objectives and the creation of stockholder value, while enabling New iLearningEngines to attract, retain, incentivize and reward directors who contribute to the long-term success of New iLearningEngines.

DESCRIPTION OF ARROWROOT’S SECURITIES

The following summary of the material terms of Arrowroot’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Charter. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of Arrowroot’s securities following the Business Combination. The Proposed Charter is described in “Proposals No. 3 — The Advisory Organizational Documents Proposals” and the full text of the Proposed Charter is attached as Annex B to this proxy statement/prospectus.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 710,000,000 shares of New iLearningEngines Common Stock, consisting of 700,000,000 shares of New iLearningEngines Common Stock and 10,000,000 shares of undesignated preferred stock, each having a par value of $0.0001 per share. The outstanding shares of Arrowroot Class A Common Stock are, and the shares of Arrowroot Class A Common Stock issued in the Business Combination will be, duly authorized, validly issued, fully paid and non-assessable. Following the consummation of the Business Combination, all outstanding shares of Arrowroot Class A Common Stock will be reclassified as shares of New iLearningEngines Common Stock on a one-to-one basis. There will be no outstanding shares of Arrowroot Class B Common Stock following the Business Combination as the outstanding Arrowroot Class B Common Stock will be converted into shares of Arrowroot Class A Common Stock in connection with the Business Combination. As of the Record Date, there were 4,445,813 shares of Arrowroot Class A Common Stock, 7,187,500 shares of Arrowroot Class B Common Stock and no shares of preferred stock of Arrowroot outstanding.

New iLearningEngines Common Stock Following the Business Combination

The Proposed Charter, which Arrowroot will adopt if the Organizational Documents Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of New iLearningEngines Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of shares of New iLearningEngines Common Stock possess all voting power for the election of New iLearningEngines’ directors and all other matters requiring stockholder action. Holders of shares of New iLearningEngines Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders.

Dividends

Subject to the rights of the holders of New iLearningEngines preferred stock and any other provisions of the Proposed Charter, as it may be amended from time to time, holders of New iLearningEngines Common Stock will be entitled to receive such dividends and other distributions in cash, stock or property of New iLearningEngines when, as and if declared thereon by the New iLearningEngines Board, in its discretion, from time to time out of assets or funds of New iLearningEngines legally available therefor. See “— Preferred Stock,” below for more information regarding the dividend rights of the holders of New iLearningEngines preferred stock.

Liquidation, Dissolution and Winding Up

Subject to the rights of holders of New iLearningEngines preferred stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of New iLearningEngines preferred stock ranking senior to the shares of New iLearningEngines Common Stock upon such dissolution, liquidation or winding up, if any, New iLearningEngines’ remaining net assets will be distributed to the holders of New iLearningEngines Common Stock and the holders of any other class or series of capital stock ranking equally with New iLearningEngines Common Stock upon such dissolution, liquidation or winding up, equally on a per share basis.

Preemptive or Other Rights

New iLearningEngines stockholders will have no preemptive or other subscription rights. No sinking fund provisions will be applicable to New iLearningEngines Common Stock.

Preferred Stock

The New iLearningEngines Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of New iLearningEngines preferred stock could have the effect of decreasing the trading price of New iLearningEngines Common Stock, restricting dividends on the capital stock of New iLearningEngines, diluting the voting power of New iLearningEngines Common Stock, impairing the liquidation rights of the capital stock of New iLearningEngines, or delaying or preventing a change in control of New iLearningEngines.

Registration Rights

Arrowroot, certain of the iLearningEngines stockholders and Arrowroot stockholders will enter into a Registration Rights Agreement, pursuant to which, among other things, such stockholders will be granted certain registration rights with respect to certain shares of securities held by them. The form of Amended and Restated Registration Rights Agreement is attached to this proxy statement/prospectus as Annex J and the terms of such agreement are incorporated herein by reference.

Election of Directors and Vacancies

Subject to the rights of the holders of any one or more series of preferred stock to elect additional directors under specified circumstances and the terms, the number of directors of the New iLearningEngines Board shall be fixed solely and exclusively by the New iLearningEngines Board, but shall initially consist of five directors, which shall be divided into three (3) classes, designated Class I, II and III, respectively. The New iLearningEngines Board is authorized to assign members of the New iLearningEngines Board already in office to such classes at the time the classification becomes effective.

Under the Proposed Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the New iLearningEngines Board.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any one or more series of New iLearningEngines preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the New iLearningEngines Board, including unfilled vacancies resulting from the removal of directors, may, unless the New iLearningEngines Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of the holders of any one or more series of New iLearningEngines preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding capital stock of New iLearningEngines then entitled to vote generally in the election of directors, voting together as a single class.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by New iLearningEngines, subject, nevertheless, to the provisions of the DGCL, the Proposed Charter and the Proposed Bylaws; provided, however, that no bylaw so adopted will invalidate any prior act of the directors which would have been valid if such bylaw had not been adopted.

Quorum; Voting

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Proposed Charter. If, however, such quorum will not be present or represented at any meeting of the stockholders, the chairperson or holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the New iLearningEngines Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Unless a different or minimum vote is required by statute or by the applicable stock exchange rules, or by the Proposed Charter or the Proposed Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on such matter shall be the act of the stockholders. Except as otherwise provided by statute, the Proposed Charter or the Proposed Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote in the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by the Proposed Charter or the Proposed Bylaws or any applicable stock exchange rules, the holders of a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Proposed Charter or the Proposed Bylaws or any applicable stock exchange rules, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstention and broker non-votes) on such matter shall be the act of such class or classes or series.

Anti-takeover Effects of the Proposed Charter and the Proposed Bylaws

The Proposed Charter or the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized above, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the New iLearningEngines Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the New iLearningEngines Board the power to discourage acquisitions that some stockholders may favor. See “— Risk Factors,” above for more information regarding certain anti-takeover provisions.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which would apply if and so long as New iLearningEngines Common Stock (or units or warrants) remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New iLearningEngines Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New iLearningEngines Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New iLearningEngines by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New iLearningEngines Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any one or more series of New iLearningEngines preferred stock, special meetings of the stockholders of New iLearningEngines, for any purpose or purposes, may be called only by (a) the Chairperson of the New iLearningEngines Board, (b) the Chief Executive Officer, or (c) the New iLearningEngines Board. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Proposed Bylaws also provide that unless otherwise restricted by the Proposed Charter or the Proposed Bylaws, any action required or permitted to be taken at any meeting of the New iLearningEngines Board or of any committee thereof may be taken without a meeting, if all members of the New iLearningEngines Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the New iLearningEngines Board or committee.

In addition, the Proposed Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the New iLearningEngines Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Proposed Charter will provide however, in addition to the votes required by law, that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of New iLearningEngines entitled to thereon, voting together as a single class:

•        the provisions regarding the management of New iLearningEngines, the size of the New iLearningEngines Board, the election and removal of directors to the New iLearningEngines Board, the filling of vacancies, preferred stockholder election rights, and bylaw amendments;

•        the provisions regarding the limited liability of directors of the New iLearningEngines;

•        the provisions regarding exclusive forums for certain actions; and

•        the provisions regarding amending the Proposed Charter.

Subject to the Proposed Charter, the New iLearningEngines Board is expressly empowered to adopt, amend or repeal the Proposed Bylaws. The stockholders also shall have power to adopt, amend or repeal the Proposed Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of New iLearningEngines required by applicable law or by the Proposed Charter (including any certificate of designation relating to any series of preferred stock, such action by stockholders shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of New iLearningEngines entitled to vote thereon, voting together as a single class.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter limits the liability of the directors of New iLearningEngines to the fullest extent permitted by law, and the Proposed Bylaws provide that we will indemnify them and executive officers to the fullest extent permitted by such law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the New iLearningEngines Board.

Under the terms of such indemnification agreements, we are required to, among other things, indemnify each of our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, to the fullest extent permitted by applicable law, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, officer, employee, agent or fiduciary of New iLearningEngines or any of its subsidiaries or is or was serving at New iLearningEngines’ request in an official capacity for another entity. The indemnification agreements also require us, if so requested, to advance within thirty (30) days of such request all reasonable fees, expenses, charges and other costs that any of our directors incurred, provided that such director will return any such advance if it is ultimately determined that such director is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Forum of Certain Actions

Under the Proposed Charter, unless New iLearningEngines consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of New iLearningEngines; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of New iLearningEngines, to New iLearningEngines or its stockholders; (C) any claim or cause of action against New iLearningEngines or any current or former director, officer or other employee of New iLearningEngines, arising out of or pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against New iLearningEngines or any current or former director, officer or other employee of New iLearningEngines, governed by the internal-affairs doctrine or otherwise related to New iLearningEngines’ internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Unless New iLearningEngines consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. Any person or entity holding, owning or otherwise acquiring any interest in any security of New iLearningEngines shall be deemed to have notice of and consented to the provisions of the Proposed Charter.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of New iLearningEngines Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of New iLearningEngines Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a Public Warrant holder. No fractional Public Warrants will be issued upon separation of the Arrowroot Units and only whole Public Warrants will trade. The Public Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

New iLearningEngines will not be obligated to deliver any shares of New iLearningEngines Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of New iLearningEngines Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to New iLearningEngines satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable and New iLearningEngines will not be obligated to issue shares of New iLearningEngines Common Stock upon exercise of a Public Warrant unless New iLearningEngines Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will New iLearningEngines be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of an Arrowroot Unit containing such Public Warrant will have paid the full purchase price for the Arrowroot Unit solely for the share of New iLearningEngines Common Stock underlying such Arrowroot Unit.

Arrowroot has agreed that as soon as practicable, but in no event later than 15 business days after the Closing, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of New iLearningEngines Common Stock issuable upon exercise of the Public Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New iLearningEngines Common Stock until the Public Warrants expire or are redeemed, as specified in the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If a registration statement covering the shares of New iLearningEngines Common Stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the Closing, Public Warrant holders may, until such time as there is an effective registration statement and during any period when New iLearningEngines has failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if New iLearningEngines Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New iLearningEngines may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New iLearningEngines so elects, it will not be required to file or maintain in effect a registration statement, and in the event New iLearningEngines does not so elect, New iLearningEngines will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants when the price per share of New iLearningEngines Common Stock equals or exceeds $18.00

Once the Public Warrants become exercisable, New iLearningEngines may call the Public Warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Public Warrant holder; and

•        if, and only if, the reported closing price of New iLearningEngines Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Public Warrant holders.

If and when the Public Warrants become redeemable by New iLearningEngines for cash, New iLearningEngines may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. New iLearningEngines will use commercially reasonable efforts to register or qualify such shares of New iLearningEngines Common Stock under the blue sky laws of the state of residence in those states in which the Public Warrants were sold.

New iLearningEngines has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and New iLearningEngines issues a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise its Public Warrant prior to the scheduled redemption date. However, the price of New iLearningEngines Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If New iLearningEngines calls the Public Warrants for redemption as described above, New iLearningEngines will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” New iLearningEngines will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of New iLearningEngines Common Stock issuable upon the exercise of the Public Warrants. If New iLearningEngines takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of New iLearningEngines Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New iLearningEngines Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” of New iLearningEngines Common Stock (defined below) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” means the average closing price of New iLearningEngines Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If New iLearningEngines takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New iLearningEngines Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption.

Redemption Procedures

A holder of a Public Warrant may notify New iLearningEngines in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of New iLearningEngines Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of New iLearningEngines Common Stock is increased by a capitalization or share dividend payable in New iLearningEngines Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New iLearningEngines Common Stock issuable on exercise of each whole Public Warrant will be increased in proportion to such increase in the outstanding ordinary stock. A rights offering to holders of New iLearningEngines Common Stock entitling holders to purchase shares of New iLearningEngines Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New iLearningEngines Common Stock equal to the product of (i) the number of shares of New iLearningEngines Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New iLearningEngines Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of New iLearningEngines Common Stock paid in such rights offering and divided by (y) the fair market value. For these purposes, (a) if the rights offering is for securities convertible into or exercisable for New iLearningEngines Common Stock, in determining the price payable for New iLearningEngines Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and

(b) fair market value means the volume weighted average price of New iLearningEngines Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of New iLearningEngines Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of New iLearningEngines Common Stock on account of such shares (or other securities into which the Public Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of Common Stock in connection with the Business Combination, (d) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend the Existing Charter to modify the substance or timing of Arrowroot’s obligation to redeem 100% of its Common Stock if Arrowroot does not complete an initial business combination within 24 months from the closing of its initial public offering or to provide for redemption in connection with the Closing or (e) in connection with the redemption of Common Stock upon Arrowroot’s failure to complete an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New iLearningEngines Common Stock in respect of such event.

If the number of outstanding shares of New iLearningEngines Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New iLearningEngines Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New iLearningEngines Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of New iLearningEngines Common Stock.

Whenever the number of shares of New iLearningEngines Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New iLearningEngines Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New iLearningEngines Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New iLearningEngines Common Stock (other than those described above or that solely affects the par value of such shares of New iLearningEngines Common Stock), or in the case of any merger or consolidation of New iLearningEngines with or into another corporation (other than a consolidation or merger in which New iLearningEngines is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of New iLearningEngines Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New iLearningEngines as an entirety or substantially as an entirety in connection with which New iLearningEngines is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of New iLearningEngines Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New iLearningEngines Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if less than 70% of the consideration receivable by the holders of New iLearningEngines Common Stock in such a transaction is payable in the form of New iLearningEngines Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within 30 days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrant. This formula is to compensate the Public Warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the Public Warrant holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

Other Terms

The Public Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Arrowroot. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

In addition, if (x) Arrowroot issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the Closing at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Arrowroot Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the Closing Date (net of redemptions), and (z) the volume weighted average trading price of Common Stock during the 20 trading day period starting on the trading day after the Closing Date (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of Public Warrants when the price per share of New iLearningEngines Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New iLearningEngines , for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive New iLearningEngines Common Stock. After the issuance of New iLearningEngines Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, New iLearningEngines will, upon exercise, round down to the nearest whole number of shares of New iLearningEngines Common Stock to be issued to the warrant holder.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants (including New iLearningEngines Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the Closing (except pursuant to limited exceptions to Arrowroot’s officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by Arrowroot or New iLearningEngines so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). In addition, holders of our Private Placement Warrants are entitled to certain registration rights, which rights are described above under “— Registration Rights.”

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Arrowroot’s officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.00 per Private Placement Warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. In connection with the Extension, the Sponsor agreed to contribute to Arrowroot as a loan the lesser of (a) $640,000 or (b) $0.16 for each share of Arrowroot Class A Common Stock that is not redeemed in connection with the Extension Meeting to be deposited into the Trust Account. In addition, in the event Arrowroot does not consummate an initial business combination by the Charter Extension Date and the Sponsor requests monthly extensions following the Charter Extension Date, the Sponsor will contribute to Arrowroot as a loan the lesser of (a) $160,000 or (b) $0.04 for each share of Arrowroot Class A Common Stock that is not redeemed in connection with the Extension Meeting for each such monthly extension, for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each share of Arrowroot Class A Common Stock that is not redeemed in connection with the Extension Meeting to be deposited into the Trust Account for each of the seven one-month extensions following the Charter Extension Date. Accordingly, on March 6, 2023, Arrowroot issued an unsecured promissory note in the principal amount of up to $1,760,000 to the Sponsor (the “Extension Note”). If an initial business combination is completed, the Sponsor may elect to convert all or any portion of the principal outstanding under the Extension Note into warrants equal to (i) the portion of the principal being converted, divided by (ii) $1.00, rounded up to the nearest whole number. Such warrants will have the same terms and conditions as the Private Placement Warrants.

Transfer Agent and Warrant Agent

The transfer agent for New iLearningEngines Common Stock and warrant agent for New iLearningEngines Public Warrants and Private Placement Warrants is Continental Stock Transfer & Trust Company.

Listing

Arrowroot has applied to list the shares of New iLearningEngines Common Stock and the New iLearningEngines Public Warrants on the Nasdaq Capital Market under the symbol “AILE” and “AILEW,” respectively.

SHARES ELIGIBLE FOR FUTURE SALE

Business Combination Shares

Arrowroot will issue up to 123,807,016 shares of Arrowroot Class A Common Stock to iLearningEngines equity holders in connection with the Business Combination. All of the shares of Arrowroot Class A Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by Arrowroot’s “affiliates” without restriction or further registration under the Securities Act, subject to any lock-up restrictions. Sales of substantial amounts of the Arrowroot Class A Common Stock (which, in connection with the Business Combination, will be converted into New iLearningEngines Common Stock) in the public market could adversely affect prevailing market prices of the New iLearningEngines Common Stock.

Lock-up Provisions

Our Sponsor and certain of Arrowroot’s directors and officers, and certain existing iLearningEngines stockholders, including all iLearningEngines officers and directors, will be broadly prohibited from selling, pledging, transferring or otherwise disposing of their ownership interest in New iLearningEngines Common Stock until the earlier to occur of (i) one year after completion of the Business Combination, (ii) the last trading day when the Closing Price of Arrowroot Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination and (iii) upon the consummation of a change of control, subject to certain customary exceptions. Additional details of these transfer restrictions can be found under the sections entitled “Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement.”

Registration Rights

Arrowroot has agreed to give holders of certain restricted securities, including shares of Arrowroot Class B Common Stock, and the Convertible Note Shares, registration rights to facilitate the resale of such restricted securities. Arrowroot has also agreed to register the Arrowroot Class A Common Stock issuable upon exercise of the Arrowroot Warrants and the Arrowroot Class A Common Stock subject to the Forward Purchase Agreement. Additional details of these rights can be found under the sections entitled “Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement” and “Certain Agreements Related to the Business Combination — Convertible Note Purchase Agreements.”

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Arrowroot Class A Common Stock (which, in connection with the Business Combination, will be converted into New iLearningEngines Common Stock) or restricted Arrowroot Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of New iLearningEngines’ affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Arrowroot Class A Common Stock (which, in connection with the Business Combination, will be converted into New iLearningEngines Common Stock) or restricted Arrowroot Warrants for at least six months but who are New iLearningEngines’ affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the total shares of New iLearningEngines Common Stock then outstanding; or

•        the average weekly reported trading volume of New iLearningEngines Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New iLearningEngines under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about New iLearningEngines.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there were 4,445,813 shares of Arrowroot Class A Common Stock outstanding and 7,187,500 shares of Arrowroot Class B Common Stock outstanding. Of these shares, all of the shares of Arrowroot Class A Common Stock are freely tradable without restriction or further registration under the Securities Act, except for any shares held by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the shares of Arrowroot Class B Common Stock are restricted securities under Rule 144, in that they were issued in a private transaction not involving a public offering.

As of the date of this proxy statement/prospectus, there are a total of 22,625,000 Arrowroot Warrants outstanding, consisting of 14,375,000 Public Warrants and 8,250,000 Private Placement Warrants. Each warrant is exercisable for one share of Arrowroot Class A Common Stock (or one share of New iLearningEngines Common Stock post-Business Combination), in accordance with the terms of the Arrowroot Warrant Agreement. The Public Warrants are freely tradable, except for any warrants held by one of our affiliates within the meaning of Rule 144 under the Securities Act.

In addition, New iLearningEngines will be obligated to file no later than fifteen (15) business days after the Closing a registration statement under the Securities Act covering the 22,625,000 shares of New iLearningEngines Common Stock that may be issued upon the exercise of the Arrowroot Warrants post-Business Combination and use best efforts to cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the Public Warrants.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of iLearningEngines’ employees, consultants or advisors who purchases equity shares from iLearningEngines in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

COMPARISON OF Corporate Governance and STOCKHOLDERS’ RIGHTS

Set forth below is a summary comparison of important similarities and differences in the corporate governance and stockholders’ rights associated with Arrowroot under the Existing Charter and the Existing Bylaws (left column) and New iLearningEngines under the forms of the Proposed Charter and the Proposed Bylaws (right column), which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the related governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of applicable law. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist.

	Existing Charter/Existing Bylaws	Proposed Charter/Proposed Bylaws
Corporate Name	The name of the corporation is Arrowroot Acquisition Corp.	The name of the corporation is iLearningEngines, Inc.
Authorized Share Capital

The Existing Charter provides that the total number of authorized shares of all classes of capital stock is 221,000,000 shares, each with a par value of $0.0001, consisting of (a) 220,000,000 shares of Common Stock, including (i) 200,000,000 shares of Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares of Preferred Stock.

The Proposed Charter will authorize the issuance of up to (i) 700,000,000 shares of a single class of New iLearningEngines Common Stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share.

Class A Common Stock	The Existing Charter authorizes 200,000,000 shares of Class A Common Stock.

Upon the Proposed Charter becoming effective, each issued and outstanding share of Class A Common Stock and Class B Common Stock shall automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of New iLearningEngines Common Stock.

Under the Existing Charter, holders of Class A Common Stock have no conversion, preemptive or other subscription rights and there are no sinking fund provisions, except that public stockholders have the right to have their shares of Class A Common Stock redeemed in connection with an initial business combination.

Holders of New iLearningEngines Common Stock will have no conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to New iLearningEngines Common Stock.

Class B Common Stock

The Existing Charter authorizes 20,000,000 shares of Class B Common Stock. Under the Existing Charter, shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis at the time of the closing of the initial Business Combination.

None.

	Existing Charter/Existing Bylaws	Proposed Charter/Proposed Bylaws
Voting Power

Except as otherwise required by law, the Existing Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of the Common Stock possess all voting power for the election of our directors and any other matter properly submitted to a vote of the stockholders. Holders of Common Stock are entitled to one vote per share on each matter properly submitted to the stockholders of Arrowroot on which the holders of Common Stock are entitled to vote.

Except as otherwise required by law, the Proposed Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New iLearningEngines Common Stock will possess all voting power for the election of New iLearningEngines directors and all other matters requiring stockholder action. Holders of New iLearningEngines Common Stock will be entitled to one vote per share on matters to be voted on by stockholders.

Currently, the Arrowroot Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting.

Under the Proposed Charter, the New iLearningEngines Board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year.

Removal of Directors

Under the Existing Charter any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of Arrowroot entitled to vote generally in the election of directors, voting together as a single class.

Under the Proposed Charter, any individual director or the entire board of directors may be removed from office with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of the capital stock of New iLearningEngines entitled to vote generally at an election of directors.

Amendment of Voting Threshold for Charter Amendment

Under the Existing Charter, all matters subject to a stockholder vote, except for amendments to Article IX (Business Combination Requirements; Existence), require the affirmative vote of the holders of a majority of the outstanding Common Stock entitled to vote thereon. Amendment of Article IX of the Existing Charter requires the affirmative vote of the holders of at least 65% of all then outstanding shares of capital stock of Arrowroot.

The Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding New iLearningEngines Common Stock entitled to vote to alter, amend or repeal Articles V, VI, VII and VIII of the Proposed Charter.

Amendment of Voting Threshold for Bylaws Amendment

Under the Existing Bylaws, any amendment to the Existing Bylaws requires the affirmative vote of either (a) a majority of the Arrowroot Board or (b) holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a class.

Proposed Bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of the capital stock of New iLearningEngines entitled to vote generally in the election of directors, voting together as a single class.

Liquidation, Dissolution and Winding Up

Subject to applicable law and the rights, if any, of holders of outstanding preferred stock, in the event of Arrowroot’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of Arrowroot, the holders of shares of Common Stock shall be entitled to receive all the remaining assets available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

None.

	Existing Charter/Existing Bylaws	Proposed Charter/Proposed Bylaws
Duration of Existence

The Existing Charter provides that if Arrowroot does not consummate an initial business combination within 24 months of the closing of the Initial Public Offering, it will be required to (1) redeem 100% of the Initial Public Offering shares, and (2) dissolve and liquidate.

The Proposed Charter deletes the liquidation provision in the Existing Charter and retains the default of perpetual existence under the DGCL.
Provisions Specific to a Blank Check Company	Under the Existing Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter deletes the provisions previously included as Article IX in the Existing Charter in their entirety because, upon consummation of the Business Combination, Arrowroot will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in the Trust Account until an initial business combination or the liquidation of Arrowroot and the terms governing Arrowroot’s consummation of an initial business combination will be deleted because they will no longer be applicable following the consummation of the Business Combination.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Ticker Symbol and Market Price

Arrowroot Units, Arrowroot Class A Common Stock and the Public Warrants are currently listed on Nasdaq under the symbols “ARRWU,” “ARRW” or “ARRWW,” respectively. The Closing Price of the Arrowroot Units, Arrowroot Class A Common Stock and the Public Warrants on April 26, 2023, the last trading day before announcement of the execution of the Merger Agreement, was $10.35, $10.28 and $0.12, respectively. As of December 5, 2023, the Closing Price for the Arrowroot Units, Arrowroot Class A Common Stock and the Public Warrants was $10.60, $10.49, and $0.0624, respectively.

There is no public market for iLearningEngines Common Stock.

Dividend Policy

We have not paid any cash dividends on our shares of Arrowroot Common Stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New iLearningEngines’ revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. The payment of any dividends subsequent to Business Combination will be within the discretion of the New iLearningEngines Board. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the actual beneficial ownership of Arrowroot Common Stock as of October 31, 2023 (the “Ownership Date”), which is prior to the consummation of the Business Combination (pre-Business Combination), (ii) the actual ownership of iLearningEngines Capital Stock as of the Ownership Date, and the (iii) expected beneficial ownership of New iLearningEngines Common Stock immediately following the Closing (post-Business Combination), by:

•        each person who is the beneficial owner of more than 5% of issued and outstanding shares of Arrowroot Common Stock or of iLearningEngines Capital Stock;

•        each of our current executive officers and directors;

•        each person who will (or is expected to) become an executive officer or director of New iLearningEngines following the Closing; and

•        all executive officers and directors of Arrowroot as a group pre-Business Combination and all executive officers and directors of New iLearningEngines post-Business Combination.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Arrowroot or its securities, the Sponsor, Arrowroot’s directors and officers and/or their affiliates may enter into a written plan to purchase Arrowroot’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. See the sections of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Arrowroot and the Business Combination — Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence the vote on the Business Combination and reduce the public “float” of Arrowroot Class A Common Stock.”

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of Arrowroot Common Stock pre-Business Combination is based on 11,633,313 outstanding shares of Arrowroot Common Stock (consisting of 4,445,813 shares of Arrowroot Class A Common Stock, 7,187,500 shares of Arrowroot Class B Common Stock, and zero shares of preferred stock) as of the Ownership Date. The ownership percentages listed below do not include any shares of Arrowroot Class A Common Stock that may be purchased after the Ownership Date.

The expected beneficial ownership percentages set forth in the table below post-Business Combination do not give effect to any vesting provisions applicable to any shares of Arrowroot Common Stock and assume:

(i)     no exercise of the 14,375,000 Public Warrants or 8,250,000 Private Placement Warrants that will remain outstanding post-Business Combination, which will become exercisable at the holder’s option 30 days after Closing at an exercise price of $11.50 per share, provided that Arrowroot has an effective registration statement under the Securities Act covering the shares of New iLearningEngines Common Stock issuable upon exercise of the Public Warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within 60 days of the date of this proxy statement/prospectus;

(ii)    4,692,985 shares of Arrowroot Class A Common Stock are issued upon the conversion of the Convertible Notes in connection with the Convertible Note Investment; and

(iii)   the issuance of 800,000 newly-issued shares of Class A Common Stock to the PIPE Investors. For more information see “Unaudited Pro Forma Condensed Combined Financial Information — Description of the Business Combination — The PIPE Investment.”

The expected beneficial ownership of shares of New iLearningEngines Common Stock immediately following the Business Combination is based on three scenarios:

•        a “no additional redemptions” scenario where (i) no Public Stockholders exercise their redemption rights and (ii) there are 141,197,933 shares of New iLearningEngines Common Stock outstanding;

•        a “50% of maximum redemptions” scenario where (i) 972,906 Public Shares are redeemed (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement) for an aggregate redemption payment of approximately $10.08 million, including a pro rata portion of interest accrued on the Trust Account of $0.348 million (this 50% of maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares), and (ii) there are 140,225,027 shares of New iLearningEngines Common Stock outstanding; and

•        a “ maximum redemptions” scenario where (i) 1,945,813 Public Shares are redeemed (assuming that Polar purchases and elects not to redeem 2,500,000 Public Shares as per the Forward Purchase Agreement) for an aggregate redemption payment of approximately $20.2 million, including a pro rata portion of interest accrued on the Trust Account of $0.697 million (this maximum redemption scenario is based on a minimum cash condition of $100 million at the Closing of the Business Combination, consisting of Trust Account funds, and Convertible Note Investment proceeds less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares), and (ii) there are 139,252,120 shares of New iLearningEngines Common Stock outstanding.

	Pre-Business Combination		Post-Business Combination
	Number of Shares		Assuming No Additional Redemptions		Assuming 50% of Maximum Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate % of Outstanding Common Stock	Number of Share Beneficially Owned	Approximate % of Combined Company Common Stock	Number of Share Beneficially Owned	Approximate % of Combined Company Common Stock	Number of Share Beneficially Owned	Approximate % of Combined Company Common Stock
Pre-Business Combination Executive Officers and Directors
Dixon Doll	40,000	*	40,000	*	40,000	*	40,000	*
Will Semple	40,000	*	40,000	*	40,000	*	40,000	*
Peter Kuper	—	—	—	—	—	—	—	—
Matthew Safaii(2)	7,067,500	60.75%	10,050,879	7.12%	10,050,879	7.17%	10,050,879	7.22%
Thomas Olivier(2)	7,067,500	60.75%	10,050,879	7.12%	10,050,879	7.17%	10,050,879	7.22%
All executive officers and directors as a group (five individuals)	7,147,500	61.44%	10,130,879	7.17%	10,130,879	7.22%	10,130,879	7.28%
Post-Business Combination
Executive Officers and Directors
Puthugramam Chidambaran(3)	—	—	102,991,253	72.94%	102,991,253	73.45%	102,991,253	73.96%
S. Farhan Naqvi(4)	—	—	1,448,327	1.03%	1,448,327	1.03%	1,448,327	1.04%
Balakrishnan Arackal(5)	—	—	3,239,864	2.29%	3,239,864	2.31%	3,239,864	2.33%
David Samuels	—	—	—	—	—	—	—	—
Ramakrishnan Parameswaran(6)	—	—	343,209	*	343,209	*	343,209	*
Matthew Barger(7)	—	—	833,136	*	833,136	*	833,136	*
Bruce Mehlman(8)	—	—	1,408,447	1.00%	1,408,447	1.00%	1,408,447	1.01%
Thomas Olivier(2)	7,067,500	60.75%	10,050,879	7.12%	10,050,879	7.17%	10,050,879	7.22%
All executive officers and directors as a group (8 individuals)	7,067,500	60.75%	120,315,115	85.21%	120,315,115	85.80%	120,315,115	86.40%
Five Percent or More Stockholders
Arrowroot Acquisition LLC(2)	7,067,500	60.75%	10,050,879	7.12%	10,050,879	7.17%	10,050,879	7.22%
Preeta Chidambaran(3)	—	—	102,991,253	72.94%	102,991,253	73.45%	102,991,253	73.96%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of our Sponsor and each of the directors and executive officers of Arrowroot is 4553 Glencoe Ave, Suite 200, Marina Del Rey, CA 90292. Unless otherwise noted, the business address of each of the executive officers and directors of New iLearningEngines is c/o iLearningEngines, 6701 Democracy Blvd, Bethesda, MD 20817.

(2)      Consists solely of founder shares, classified as 7,067,500 shares of Arrowroot Class B Common Stock, directly held by the Sponsor prior to the Business Combination. Following the Business Combination, includes 2,591,645 shares from conversion of Convertible Notes from Arrowroot Capital and 391,734 shares from conversion of Arrowroot Promissory Notes. The Sponsor is governed by two managers, Matthew Safaii and Thomas Olivier, and share voting and investment discretion with respect to the shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the shares of Arrowroot Class B Common Stock held by the Sponsor.

(3)      Consists of 82,982,050 shares, including 29,366,413 shares of restricted stock subject to time-based vesting, held by Mr. Chidambaran, and 20,009,203 shares, including 4,854,522 shares of restricted stock subject to time-based vesting, held by Preeta Chidambaran, Mr. Chidambaran’s wife and a former director of iLearningEngines.

(4)      Consists of 1,442,965 shares of New iLearningEngines Common Stock issuable upon the settlement of iLearningEngines RSUs within 60 days of the Ownership Date.

(5)      Consists of 3,221,988 shares of New iLearningEngines Common Stock upon the settlement of iLearningEngines RSUs within 60 days of the Ownership Date.

(6)      Consists of 343,209 shares of New iLearningEngines Common Stock upon the settlement of iLearningEngines RSUs within 60 days of the Ownership Date.

(7)      Consists of 833,136 shares of New iLearningEngines Common Stock issuable upon conversion of the MRB Note.

(8)      Consists of 1,408,447 shares held by Mr. Mehlman.

ADDITIONAL INFORMATION

Submission of Stockholder Proposals

The Arrowroot Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

Future Stockholder Proposals

If Arrowroot holds a 2024 annual meeting of stockholders, stockholder proposals, including director nominations, for the 2024 annual meeting must be received at our principal executive offices by not earlier than the close of business on the 120th day before the 2024 annual meeting and not later than the later of (x) the close of business on the 90th day before the 2024 annual meeting or (y) the close of business on the 10th day following the first day on which we publicly announce the date of the 2024 annual meeting, and must otherwise comply with applicable SEC rules and the advance notice provisions of our Existing Bylaws, to be considered for inclusion in our proxy materials relating to our 2024 annual meeting.

You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates

Stockholder Communications

Prior to the Business Combination, stockholders and interested parties may communicate with the Arrowroot Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292. Following the Business Combination, such communications should be sent to [•]. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Legal Matters

The validity of the shares of Arrowroot Class A Common Stock to be issued in connection with the Business Combination will be passed upon by Goodwin Procter LLP.

Experts

The financial statements of iLearningEngines as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020 included in this proxy statement/prospectus, have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The financial statements of Arrowroot as of December 31, 2022 and 2021 and for the years then ended appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report thereon (which includes an explanatory paragraph relating to Arrowroot’s ability to continue as a going concern) and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, Arrowroot and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Arrowroot will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Stockholders may notify Arrowroot of their requests by calling or writing Arrowroot at its principal executive offices at (310) 566-5966 and 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292.

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for the shares of Arrowroot Common Stock and the warrant agent for Arrowroot Warrants is Continental Stock Transfer & Trust Company. Arrowroot has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, fraud or willful misconduct of the indemnified person or entity.

WHERE YOU CAN FIND MORE INFORMATION

Arrowroot files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read Arrowroot’s SEC filings, including this proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Arrowroot Acquisition Corp.
Address: 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292

Telephone: (310) 566-5966

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Individuals call toll-free: (855) 208-8903
Banks and brokers call: (212) 297-0720
Email: info@okapipartners.com

If you are a stockholder of Arrowroot and would like to request documents, please do so by January 5, 2024 to receive them before the Arrowroot special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Arrowroot has been supplied by Arrowroot, and all such information relating to iLearningEngines has been supplied by iLearningEngines. Information provided by either Arrowroot or iLearningEngines does not constitute any representation, estimate or projection of any other party.

Neither Arrowroot nor iLearningEngines has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

iLearningEngines, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iLearningEngines, Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the three years ended December 31, 2022, 2021, and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

Philadelphia, PA

September 1, 2023, except for Note 2 (Technology Partner and Revenue Recognition Accounting Policies) and Note 5 (Technology Partner), as to which the date is November 6, 2023.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash	$856	$4,407
Accounts receivable	34,698	15,898
Contract asset	9,408	17,053
Advance to customer	—	362
Prepaid expenses	88	56
Deferred financing costs	—	1,585
Total current assets	45,050	39,361
Receivable from Technology Partner	10,217	727
Receivable from related party	595	615
Deferred tax assets, net	6,798	—
Other assets	885	18
Total assets	$63,545	$40,721
Liabilities and shareholders’ deficit
Current liabilities:
Trade accounts payable	$787	$540
Accrued expenses	1,284	745
Current portion of long-term debt, net	8,138	3,450
Contract liability	2,106	1,493
Payroll taxes payable	2,789	2,388
Other current liabilities	237	3
Total current liabilities	15,341	8,619
Long-term debt, net	9,713	8,532
Warrant liability	7,645	6,866
Subordinated payable to Technology Partner	47,495	45,828
Other liabilities	126	—
Total liabilities	80,320	69,845
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common Shares: $0.0001 par value; 200,000,000 shares authorized; 95,782,605 and 95,566,635 shares issued and outstanding at December 31, 2022 and 2021, respectively	10	10
Additional paid-in capital	36,384	35,501
Accumulated deficit	(53,169)	(64,635)
Total shareholders’ deficit	(16,775)	(29,124)
Total liabilities and shareholders’ deficit	$63,545	$40,721

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2021	2020
Revenue	$309,170	$217,867	$141,753
Cost of revenue	93,890	64,834	41,665
Gross profit	215,280	153,033	100,088
Operating expenses:
Selling, general, and administrative expenses	105,966	74,434	41,256
Research and development expenses	97,436	70,913	50,893
Total operating expenses	203,402	145,347	92,149
Operating income	11,878	7,686	7,939
Other (expense) income:
Interest expense	(6,614)	(5,047)	(1,082)
Change in fair value of warrant liability	248	(83)	—
Other income	(21)	(3)	—
Total other expense, net	(6,387)	(5,133)	(1,082)
Net income before income tax benefit (expense)	5,491	2,553	6,857
Income tax benefit (expense)	5,975	(32)	—
Net income	$11,466	$2,521	$6,857
Net income per share – basic	$0.08	$0.02	$0.07
Net income per share – diluted	$0.08	$0.02	$0.07
Weighted average common shares outstanding – basic	95,728,760	94,697,428	93,870,502
Weighted average common shares outstanding – diluted	95,728,760	98,042,878	98,832,870

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balances at January 1, 2020	92,043,835	$9	$34,494	$(74,013)	$(39,510)
Issuance of shares for cash	2,440,000	—	434	—	434
Net income	—	—	—	6,857	6,857
Balances at December 31, 2020	94,483,835	9	34,928	(67,156)	(32,219)
Capital contribution from related party	—	—	574	—	574
Issuance of common shares	1,082,800	1	(1)	—	—
Net income	—	—	—	2,521	2,521
Balances at December 31, 2021	95,566,635	10	35,501	(64,635)	(29,124)
Issuance of shares from acquisition	215,970	—	883	—	883
Net income	—	—	—	11,466	11,466
Balances at December 31, 2022	95,782,605	$10	$36,384	$(53,169)	$(16,775)

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2022	2021	2020
Cash flows used in operating activities:
Net income	$11,466	$2,521	$6,857
Adjustments to reconcile net income to net cash flows used in operating activities:
Depreciation and amortization	77	—	—
Share-based compensation expense	—	39	56
Amortization of debt discount	3,226	2,166	—
Amortization of debt issuance costs	22	20	—
Non-cash lease expense	36	—	—
Provision for deferred taxes	(6,798)	—	—
Accretion of interest on subordinated payable to Technology Partner	1,667	1,668	2,367
Change in fair value of warrant liability	(248)	83	—
Changes in operating assets and liabilities:
Accounts receivable	(18,740)	(5,395)	(5,879)
Receivable from related party	20	(350)	(30)
Contract asset	7,645	2,115	(9,703)
Advance to customer	362	(362)	—
Operating lease liabilities	(35)	—	—
Prepaid expenses and other current assets	(31)	(56)	—
Receivable from Technology Partner	(9,490)	(727)	—
Trade accounts payable	163	536	(155)
Accrued expenses and other current liabilities	701	(718)	317
Contract liability	613	613	477
Subordinated payable to Technology Partner	—	(10,503)	4,214
Payroll taxes payable	401	116	192
Net cash flows used in operating activities	(8,943)	(8,234)	(1,287)
Cash flows provided by (used in) investing activities:
Purchases of property and equipment	—	(18)	—
Cash acquired from business acquisition	161	—	—
Net cash flows provided by (used in) investing activities	161	(18)	—
Cash flows provided by financing activities:
Proceeds from term loans, net of discount	10,000	7,000	8,410
Repayment of term loans	(4,766)	(272)	(1,652)
Proceeds from issuance of common stock	—	—	434
Other financing activities	(3)	1	11
Net cash flows provided by financing activities	5,231	6,729	7,203
Net change in cash	(3,551)	(1,523)	5,916
Cash, beginning of year	4,407	5,930	14
Cash, end of year	$856	$4,407	$5,930
Supplemental disclosure of cash flows information:
Cash paid during the year for interest	$3,557	$922	$275
Supplemental disclosure of non-cash investing and financing information:
Issuance of warrant to purchase common shares	$1,027	$3,193	$3,590
Issuance of equity for acquisition of In2vate, LLC	$883	$—	$—
Additions to ROU assets obtained from new operating lease liabilities	$33	$—	$—
Capital contribution from cancellation of convertible notes	$—	$574	$—

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

iLearningEngines, Inc. (together with its subsidiaries, the “Company,” or “ILE”), a company headquartered in Maryland, United States of America, was incorporated in Delaware on November 17, 2010. The Company offers an Artificial Intelligence (“AI”) platform focused on automation of learning and enabling organizations to drive mission critical outcomes at scale. The AI Learning and Engagement platform has cloud-based, mobile, offline and multimedia capabilities that can be used to deliver highly personalized learning and engagement modules. The Company has developed an in-process learning platform that enables organizations to deliver learning in the flow of day-to-day activities.

During the year ended December 31, 2021, the Company’s management incorporated iLearningEngines FZ-LLZ (“ILE Dubai”), a free zone company incorporated in the Dubai Development Authority Zone. The objective of this entity is to develop ILE’s customer based in the Middle East. ILE Dubai operates under the direction and supervision of ILE. The Company has determined that it has a variable interest in ILE Dubai and is the primary beneficiary, therefore the Company has consolidated ILE Dubai as a variable interest entity (“VIE”).

During the year ended December 31, 2021, the Company acquired a majority ownership in iLearningEngines India Private Limited, a private limited company formed under the laws of India (“ILE India”). The objective of this acquisition was for ILE India to develop employees and support operations in India, with hiring of talent and employees through ILE India for utilization within the Company. ILE India operates under the direction and supervision of ILE. The Company has determined that it has a variable interest in ILE India and is the primary beneficiary, therefore the Company has consolidated ILE India as a VIE.

During the year ended December 31, 2022, the Company registered iLearningEngines Australia as a wholly-owned subsidiary. The objective of this subsidiary is to develop new sales and channel partners in Australia, New Zealand, and Southeast Asia.

During the year ended December 31, 2022, the Company acquired all outstanding equity of In2vate, LLC (“In2vate”), a risk management and learning platform provider.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of iLearningEngines, Inc. and its subsidiaries.

Prior Period Reclassifications

Certain December 31, 2020 amounts have been reclassified to conform to the presentation for the years ended December 31, 2022 and 2021.

Risks and Uncertainties

Impact of War in Ukraine

Following Russia’s military invasion of Ukraine in February 2022, NATO deployed additional military forces to nearby countries in Eastern Europe, and the United States, European Union, and other nations announced various sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, NATO, and other countries have created potential global security concerns and could have a lasting impact on regional and global economies, which could in turn adversely affect the Company.

The Company continues to monitor the global concerns. Russia’s invasion of Ukraine has not caused a material impact on the Company’s financial position, operating results, or future forecasts.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries, ILE India and ILE Dubai. Consolidation of an entity is also assessed pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, which requires a variable interest holder to consolidate a VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both, and assesses whether an enterprise is the primary beneficiary of a VIE. The Company has determined that it has a variable interest in ILE India and ILE Dubai, and is considered the primary beneficiary for each entity, therefore the Company has fully consolidated ILE India and ILE Dubai under ASC 810. All intercompany transactions and accounts have been eliminated.

Business Combinations

In accordance with ASC 805, Business Combinations, the Company assesses whether a business acquisition meets the definition of an asset acquisition or a business combination. Business combinations are accounted for using the acquisition method. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed, at their acquisition-date fair values. The Company utilizes valuation techniques appropriate for the assets and liabilities being measured in determining these fair values. The excess of the purchase price over the fair value of the net assets of the acquired business is goodwill.

Cash

Cash consists of funds held in checking accounts maintained at financial institutions. The Company classifies all highly liquid instruments with an original maturity of three months or less as cash equivalents. There are no cash equivalents as of December 31, 2022 and 2021.

Concentration of Credit Risk and Major Sales Channels

Financial investments that potentially subject the Company to credit risk consist of cash. The Company places its cash with certain U.S. financial institutions. At various times, the Company’s cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk on its cash.

During the year ended December 31, 2022, there were five customers, representing 17.4%, 17.0%, 14.9%, 14.3% and 10.3%, respectively, who individually accounted for 10% or more of the Company’s revenue. During the year ended December 31, 2021, there were four customers, representing 22.8%, 20.2%, 13.1% and 11.0%, respectively, who individually accounted for 10% or more of the Company’s revenue. During the year ended December 31, 2020, there were three customers, representing 35.1%, 21.0% and 15.1%, respectively, who individually accounted for 10% or more of the Company’s revenue.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Subjective and significant estimates include, but are not limited to, estimates of allowances for uncollectible accounts, valuation of warrants, valuation of intangible assets acquired in purchase accounting, valuation of long-lived assets including goodwill, intangible assets, and property and equipment, and their associated estimated useful lives. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Segment Information

The Company determined that it has a single operating segment after considering the Company’s organizational structure and the information regularly reviewed and evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has determined that its CODM is its Chief Executive Officer. The CODM reviews the Company’s financial information on a basis for purposes of evaluating financial performance and allocating resources. On the basis of these factors, the Company determined that it operates and manages its business as one operating segment, that develops, markets, and provides consumer learning automation solutions; and accordingly has one reportable segment for financial reporting purposes.

Foreign Currency Translation and Transactions

The Company’s functional currency is the U.S. dollar. Assets and liabilities of foreign subsidiaries that operate primarily in a currency other than the U.S. dollar are remeasured and translated into U.S. dollars using the current exchange rate in effect at the balance sheet date, except for non-monetary assets and liabilities that are translated at historical exchange rates. Transactions denominated in currencies other than the Company’s functional currency are measured at the functional currency’s exchange rate in effect at the time of transaction. At the end of each reporting period, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income and are not adjusted for income taxes when they relate to permanent investments in foreign subsidiaries. Gains and losses from foreign currency transactions are included in other income in the consolidated statements of operations. Foreign currency translation adjustments were immaterial for the years ended December 31, 2022, 2021, and 2020.

Accounts Receivable

Accounts receivable are uncollateralized, noninterest bearing customer obligations due under normal trade terms and generally requiring payment within 30 to 90 days of the invoice date. Accounts receivable are stated at the amount billed to the customer, net of estimated allowance for uncollectible amounts, if any. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice, or, if unspecified, are applied to the earliest unpaid invoice.

The Company estimates the need for an allowance for uncollectable amounts based on expected losses, including historical experience of actual losses. The Company determines this allowance by identifying amounts for specific customers. Factors impacting the allowance include the level of gross receivables and the financial condition of the Company’s customers. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. During the reporting period management assessed the amounts due from customers and determined no receivables that met the threshold for impairment. There was no allowance for doubtful accounts as of December 31, 2022 and 2021.

Costs to Obtain and Fulfill Contracts

Sales commissions tied to new customer contracts earned by the Company’s Technology Partner, discussed in Note 5, are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for renewal of a contract are considered commensurate with the commissions paid for the acquisition of the initial contract and are earned only as the revenue to which they relate is recognized. The Company has elected the practical expedient of expensing its costs to obtain contracts as incurred because the amortization period over which they would otherwise be amortized is one year or less.

The Company does not have any capitalizable costs to fulfill contracts. Internal and external labor costs related to providing implementation services are expensed as incurred.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Debt Issuance Costs and Deferred Financing Costs

The Company borrows from various lenders to finance its growth and operations. Costs incurred in connection with debt financings, such as origination fees, original issue discount, investment banking fees and legal fees, are classified as debt issuance costs and are presented as a deduction from the related borrowing. Debt issuance costs are amortized over the expected life of the related financing agreements as a component of interest expense under the effective interest method. Debt issuance costs are expensed immediately upon early extinguishment of the debt. In a debt modification, the initial issuance costs and any additional fees incurred as a result of the modification are amortized over the term of the modified agreement.

The Company accounts for certain debt issuance costs relating to the undrawn portion of term loan commitments as assets, which are included with deferred financing costs in the consolidated balance sheets and amortized into interest expense on a straight-line basis over the loan commitment period. Once the commitment is drawn, the pro-rata portion of the unamortized asset is reclassified as a deduction from the related borrowing. For the years ended December 31, 2022 and 2021, $1.3 million and $0.5 million was reclassed from deferred financing costs to a direct reduction of long-term debt, due to the full draw on the respective long-term debt instrument (Note 6 - Debt), within the consolidated balance sheets.

Warrants Issued in Connection with Indebtedness

Warrants issued in connection with the issuance of indebtedness that are accounted for as liabilities are initially recorded at fair value. Proceeds are first allocated to the warrants in an amount equal to the fair value of the warrants. The residual proceeds remaining after allocation to the warrant are allocated to debt as a debt discount. The debt discount is accreted over the term of the indebtedness as interest expense, using the effective interest method. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of change in fair value of warrant liability in the consolidated statements of operations.

Technology Partner

The Company has a long-term relationship with a Technology Partner. The Technology Partner provides research and development (“R&D”), sales and marketing, and implementation and support services to the Company. In addition, the Technology Partner also purchases, integrates and resells the Company’s platform to end customers.

When ILE contracts directly with the end customer, the Technology Partner provides front-end sales and marketing support to identify the end customer, but ILE contracts directly with the end customer to provide Implementation Services and the ILE platform. Separately, the Company contracts with the Technology Partner for the Technology Partner to provide implementation support services on behalf of the Company to the end customer. The Company is primarily responsible for fulfilling the promise to provide the specified goods and services over the contract term to the end customer and has discretion in establishing the price. Therefore, the Company determined the end customer is its customer, and the Technology Partner is acting as the Company’s agent.

When the Technology Partner purchases and integrates the ILE platform into the Technology Partner’s own software solution provided to the Technology Partner’s end customer, the Technology Partner identifies and contracts with the end customer to provide the integrated software solution and support services. In these arrangements, the Technology Partner controls the ILE platform in these arrangements, and the Company considers the Technology Partner to be its end customer for this contractual relationship.

The sales commissions paid to the Technology Partner are recognized in accordance with ASC 340-40. The implementation fees are presented within cost of revenue, while any fees paid for R&D services are presented in research and development expense and marketing fees are presented in selling, general and administrative expense on the consolidated statements of operations.

If at any time the services fees exceed collections resulting in a net payable to the Technology Partner, subsequent collections will first be applied to the net payable including any accrued interest on the balance. The details of the Master Arrangement are further described Note 5.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Goodwill and Indefinite-Lived Intangible Assets

The Company evaluates goodwill and indefinite-lived intangible assets for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. The Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value and if so, the Company performs a quantitative test. The Company compares the carrying value of each reporting unit and indefinite-lived intangible asset to its estimated fair value and if the fair value is determined to be less than the carrying value, the Company recognizes an impairment loss for the difference.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived assets and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, including lease assets, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date.

Finite-lived intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from five to twelve years.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company uses various valuation approaches. A fair value hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company’s assumption about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels, based on the inputs, as follows:

•        Level 1 — Valuations based on quoted prices for identical instruments in active markets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•        Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for either similar instruments in active markets, identical or similar instruments in markets that are not active, or model-derived valuations whose inputs or significant value drivers are observable or can be corroborated by observable market data.

•        Level 3 — Valuations based on inputs that are unobservable. These valuations require significant judgment.

The availability of valuation techniques and observable inputs can vary and is affected by a wide variety of factors, including the type of asset or liability, whether the asset or liability is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuations, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the assets or liabilities existed.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist of its warrant liability, 2020 Term Loans, SBA Loan (as defined below), and 2021 Term Loans (each as defined below). Refer to Note 7 for further discussion of share-based compensation.

The Company determined that fair value approximated the principal amount outstanding as of December 31, 2022 and 2021. The estimated fair value of the Company’s 2020 Term Loans, SBA Loan, and 2021 Term Loans, were as follows:

	December 31, 2022			December 31, 2021
	Principal amount	Carrying amount	Fair value	Principal amount	Carrying amount	Fair value
	(In thousands)
2020 Term Loans	$6,708	$5,615	$6,708	$9,900	$7,505	$9,900
SBA Loan	160	160	160	160	160	160
2021 Term Loans	13,377	12,076	13,377	4,952	4,317	4,952
Subordinated Payable to Technology Partner	47,495	47,495	47,495	45,828	45,828	45,828
	$67,740	$65,346	$67,740	$60,840	$57,810	$60,840

The fair value of the warrant liability as of December 31, 2022 and December 31, 2021 was as follows:

	Level 1	Level 2	Level 3	Total
	(In thousands)
December 31, 2022
Liabilities
Warrant liability	$—	—	$7,645	$7,645
Total liabilities	$—	—	$7,645	$7,645
	Level 1	Level 2	Level 3	Total
	(In thousands)
December 31, 2021
Liabilities
Warrant liability	$—	—	$6,866	$6,866
Total liabilities	$—	—	$6,866	$6,866

The fair value of the warrant liability was determined using an option pricing model which utilized the following Level 3 inputs:

December 31, 2022
Volatility	72.0%
Risk-free interest rate	4.5%
Dividend yield	0.0%
Exercise price	$6.94
Time to liquidity event	2.0 Years
Equity value(1)	$514,210,000

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

December 31, 2021
Volatility	81.0%
Risk-free interest rate	1.0%
Dividend yield	0.0%
Exercise price	$6.94
Time to liquidity event	3.0 Years
Equity value(1)	$698,070,000

____________

(1)      Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

The following tables summarize the activity for the Company’s Level 3 warrant liability measured at fair value:

Warrant Liability
(In thousands)
Balance as of January 1, 2020	$—
Issuance	3,590
Changes in fair value	—
Balance as of December 31, 2020	3,590
Issuance	3,193
Changes in fair value	83
Balance as of December 31, 2021	6,866
Issuance	1,027
Changes in fair value	(248)
Balance as of December 31, 2022	$7,645

During the years ended December 31, 2022 and 2021, there were no transfers between Level 1 and Level 2, nor into and out of Level 3.

Share-Based Compensation

The Company records compensation costs related to share-based awards in accordance with ASC Topic 718, Compensation — Stock Compensation (“ASC 718”), whereby the Company measures compensation cost at the grant date based on the estimated fair value of the award. Compensation cost is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Forfeitures are accounted for when they occur.

Common Share Valuations

In the absence of a public trading market, the fair value of the Company’s common shares has been determined by management. The assumptions used in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of common stock, including, but not limited to, the following factors:

•        Relevant precedent transactions involving the Company’s common shares;

•        Contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•        The Company’s actual operating and financial performance;

•        Current business conditions and projections;

•        The Company’s stage of development;

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

•        The likelihood and timing of achieving a liquidity event for the Company’s common shares, such as an initial public offering, given prevailing market conditions;

•        Any adjustment necessary to recognize a lack of marketability of the common shares underlying the granted awards;

•        The market performance of comparable publicly-traded companies; and

•        The U.S. and global capital market conditions.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606.

Revenues are recognized when control of services is transferred to the Company’s customers, in an amount that reflects the consideration ILE expects to be entitled to in exchange for those services over the term of the agreement, generally when made available to the customers. Revenues are recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606:

•        Identification of the contract with a customer;

•        Identification of the performance obligations in the contract;

•        Determination of the transaction price;

•        Allocation of the transaction price to the performance obligations in the contract; and

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company’s contracts with customers include two performance obligations, (i) implementation, and (ii) combined software license and maintenance. The Company records individual performance obligations separately by allocating the contract’s total transaction price to each performance obligation of each distinct good or service in the contract.

Implementation services

All customers require implementation services prior to being able to use the ILE platform. To date ILE has outsourced these services to its Technology Partner who has been trained to provide the implementation services. Refer to Note 5 for further discussion of the Technology Partner. Implementation services generally take 1 – 3 months and consist of the phases the Company follows as part of the customer onboarding process.

The Company is primarily responsible for fulfilling the promise to provide implementation services to a customer and also has discretion in establishing pricing for these services. Accordingly, the Company is identified as the principal in the arrangement.

The implementation services do not involve significant customization or creating new software functionality. Instead, the services mainly focus on configuration and mapping customer data with the required attributes within the software platform to ensure the platform’s built-in functionalities can be utilized by the customer. Revenues from implementations are recognized over time as such services are performed using an input method of efforts expended, compared to total estimated efforts to complete the project. Revenue related to implementation services was $15.9 million, $5.5 million, and $10.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Combined software license and maintenance

The combined software license and maintenance performance obligation relates to the license to the ILE AI platform and related maintenance services (including critical support functions and updates) provided over the license term. The software licenses to the AI platform is not considered distinct from the maintenance services, because the customer cannot derive the intended value from the software without ongoing critical support services and updates that are provided by the maintenance services. ILE recognizes revenue from the combined software license and maintenance performance obligation ratably over the contract term beginning on the date that the software license is delivered to the customer and related maintenance services are made available, as the customer simultaneously receives and consumes the benefits of the combined software license and maintenance performance obligation. Contracts with customers typically include a fixed amount of consideration and are generally cancelable with 24 months’ notice. ILE typically invoices customers quarterly in advance for ILE’s software license and maintenance services upon execution of the initial contract or subsequent renewal. Combined software license and maintenance revenues were $293.3 million, $212.4 million, and $131.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

A contract’s transaction price, which is generally a fixed fee in the Company’s arrangements, is allocated to each performance obligation and recognized as revenue as the respective performance obligation is satisfied. The Company’s process for determining SSP involves significant management judgment since the Company’s performance obligations are not sold separately. In determining the SSP of implementation services, the Company estimates the cost of providing the services and adds a reasonable margin. The Company’s cost estimates are primarily based on historical cost data for similar implementation projects. The SSP of the combined software license and maintenance performance obligation is based on the residual approach as the Company sells the ILE AI platform and related maintenance services to different customers at a highly variable range of amounts.

Disaggregation of Revenue

The Company disaggregates revenue into categories that depict the nature, amount, and timing of revenue and cash flows based on differing economic risk profiles for each category. In concluding such disaggregation, the Company evaluated the nature of the products and services, consumer markets, sales terms, and sales channels which have similar characteristics such that the level of disaggregation provides an understanding of the Company’s business activities and historical performance. The level of disaggregation is evaluated annually and as appropriate for changes to the Company or its business, either from internal growth, acquisitions, divestitures, or otherwise. Revenue from implementation services and combined software license and maintenance is recognized over the respective performance obligation period. As such, there is no disaggregation of revenue by point in time as all of the Company’s revenue is recognized over time.

The following table presents this disaggregation of revenue by customer geography:

	Years Ended December 31,
	2022	2021	2020
	(In thousands)
India	$138,048	$126,371	$101,300
North America	116,112	47,953	22,245
Other(1)	55,010	43,543	18,208
Total Revenues	$309,170	$217,867	$141,753

____________

(1)      Other includes customers in Middle East and Europe.

Contract asset

Contract asset balances represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered, implementation services, and maintenance services already performed but invoiced in arrears. As of December 31, 2022 and 2021 contract assets were $9.4 million and $17.1 million, respectively.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Contract liability

Contract liability represents either customer advance payments or billings for which the revenue recognition criteria has not yet been met. Contract liability is primarily unearned revenue related to combined software and maintenance services. During the twelve months ended December 31, 2022 and 2021, $1.4 million and $0.8 million of combined software and maintenance services revenue were recognized, respectively, that was included in the contract liability balances at the beginning of the period.

Remaining performance obligations

As of December 31, 2022, the total remaining performance obligations under the Company’s contracts with customers was $235.1 million, and the Company expects to recognize revenues on approximately 70% of these remaining performance obligations over the following twelve months, with the balance recognized thereafter. As of December 31, 2021, the total remaining performance obligations under the Company’s contracts with customers was $254.0 million, and the Company recognized revenues on approximately 59% of these remaining performance obligations over the year ended December 31, 2022.

Cost of Revenue

Cost of revenue is comprised of expenses related to customer support and fees paid to third parties.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period of the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. During the year, the Company achieved sufficient profits to release the entirety of its valuation allowance established in a prior period.

The Company records uncertain tax positions in accordance with ASC Topic 740, Income Taxes, (“ASC 740”) on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company will recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2022 and 2021, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Research and Development Expenses

Software development costs are expensed as incurred until the point the Company establishes technological feasibility. Technological feasibility is established upon the completion of a working model. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. Because the Company believes its current process for developing its software products essentially results in the completion of a working product concurrent with the establishment of technological feasibility, no software development costs have

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

been capitalized to date. There were no software development costs required to be capitalized under ASC Topic 985-20, Costs of Software to be Sold, Leased or Marketed. The Company’s R&D costs are primarily incurred with the Company’s Technology Partner discussed in Note 5.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Leases

To support its business operations, the Company has entered into multiple leasing arrangements in which it is a lessee.

Prior to January 1, 2022, the Company accounted for leases in accordance with ASC 840, Leases. For arrangements in which the Company is a lessee, at lease inception, the Company determined if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalations, on a straight-line basis over the lease term.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which has subsequently been amended (collectively, “ASC 842”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), and replaces the existing guidance in ASC 840, Leases.

The Company adopted ASC 842 on January 1, 2022 using the required modified retrospective approach and electing the effective date as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840; however, such leasing activity was immaterial. ASC 842 provides a number of optional practical expedients in transition. The Company applied the package of practical expedients to leases that commenced prior to the effective date whereby the following are not required to be reassessed: (i) whether any expired or existing contracts are or contain leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for existing leases. In accordance with ASC 842, the Company determines whether an arrangement is or contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For arrangements in which the Company is a lessee, the Company classifies a lease at the lease commencement date, when control of the underlying asset is transferred from the lessor to the lessee, as an operating or finance lease and records a right-of-use (“ROU”) asset and a lease liability on the consolidated balance sheet for any lease with a lease term greater than twelve months. The Company has elected to not recognize leases with a lease term of twelve months or less on the balance sheet and will recognize lease payments for such short-term leases as an expense on a straight-line basis.

The Company enters into contracts that contain both lease and non-lease components. Non-lease components may include items such as maintenance, utilities, or other operating costs. For arrangements in which the Company is a lessee, the Company combines the lease and associated non-lease components in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of ROU assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

For lease arrangements in which the Company is a lessee, finance and operating ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term determined using the discount rate implicit in the lease if readily determinable. When the rate implicit in the lease

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

is not readily determinable, the Company has elected to use an internal borrowing rate for all assets. ROU assets are further adjusted for items such as initial direct costs, prepaid rent, or lease incentives. Operating lease payments are expensed using the straight-line method as an operating expense over the lease term unless the operating lease ROU asset has been impaired. The Company’s lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Finance lease assets are amortized to depreciation expense using the straight-line method over the shorter of the useful life of the related asset or the lease term. Finance lease payments are bifurcated into (i) a portion that is recorded as interest expense and (ii) a portion that reduces the finance lease liability associated with the lease.

Upon its adoption of ASC 842 on January 1, 2022, the Company recognized operating lease right-of-use assets of $0.2 million and related operating lease liabilities of $0.2 million balance sheet. In addition, $1.5 thousand of deferred rent was derecognized and reflected as an adjustment to the beginning right-of-use asset. The adoption of ASC 842 did not have a material impact on the Company’s consolidated statements of operations and comprehensive income (loss) or consolidated statements of cash flows.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU No. 2019-12”). ASU No. 2019-12 was issued to simplify the accounting for income taxes. The amendments in this update remove certain exceptions and add other requirements to govern the accounting for income taxes. This update is effective for public business entities for fiscal years beginning after December 15, 2020. For all other entities, this update is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. On January 1, 2022, the Company adopted this standard and it did not have a material impact on the Company’s consolidated results of operations, financial position, cash flows, or related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU No. 2020-04”). ASU No. 2020-04 was issued to ease the potential accounting burden expected when global capital markets move away from the London Interbank Offered Rate (“LIBOR”), the benchmark interest rate banks use to make short-term loans to each other. The amendments in this update provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. On January 1, 2022, the Company adopted this standard and it did not have a material impact on the Company’s consolidated results of operations, financial position, cash flows, or related disclosures.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements, which sets out to clarify various topics in the Codification, including the addition of existing disclosure requirements to the relevant disclosure sections. Additionally, ASU No. 2020-10 clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. ASU No. 2020-10 is effective for fiscal years beginning after December 15, 2021. On January 1, 2022, the Company adopted this standard and it did not have a material impact on the Company’s consolidated results of operations, financial position, cash flows, or related disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU No. 2020-06”). ASU No. 2020-06 was issued to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the FASB decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. In addition to eliminating certain accounting models, the FASB also decided to enhance information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. This update is effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal year. For all other entities, this update

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 31, 2020. The Company expects that the adoption of this pronouncement will not have a material impact on its consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminated the accounting guidance for troubled debt restructurings (TDRs) by creditors in Subtopic 310-40, Receivables — Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. For entities that have adopted the amendments in Update 2016-13, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022. The Company expects that the adoption of this pronouncement will not have a material impact on its consolidated financial statements.

The FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU No. 2016-13”) in 2016. ASU No. 2016-13 was issued to bring consistency in the accounting treatment of different types of financial instruments, require consideration of a broader range of variables when forming loss estimates, and require immediate recognition of management’s estimates of current expected credit losses (“CECL”). ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company adopted this standard on January 1, 2023. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements or related disclosures.

3. Acquisitions

On April 4, 2022, the Company completed the acquisition of 100% interest of In2vate, LLC (“In2vate”). In2vate is a risk management and learning platform provider in Tulsa, Oklahoma. In2vate serves more than two million users delivering high impact risk management programs and services to enterprises, educational institutions, health systems and law enforcement organizations. Total consideration of $0.9 million was exchanged, consisting of 215,970 shares of the Company’s common stock and contingent consideration of 34,030 shares of the Company’s common stock, both at a price per share of $3.53, the contingent consideration will only vest upon the occurrence of any of the following events: an initial public offering of the Company’s common stock; a merger with a special purpose acquisition company; a merger or consolidation of the Company that is also a change of control; the sale, lease, transfer, exclusive license, or other disposition of substantially all of the assets of the Company; or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company are held by those subsidiaries. This contingent consideration meets the requirements for permanent equity classification and was recorded to Additional Paid-In Capital within the consolidated balance sheets. Transaction costs related to the acquisition totaling $0.05 million are included in selling, general and administrative expenses in the consolidated statements of operations and consist primarily of legal and other management due diligence fees.

The following table summarizes the consideration transferred and the purchase price allocation of the fair values of the assets acquired and liabilities assumed at the acquisition date.

Amount
(in thousands)
Total consideration exchanged, less cash and cash equivalents of $161	$722

Accounts receivables, net	60
Property and equipment, net	454
Goodwill and intangible assets	319
Other assets	1
Total assets acquired	834
Accounts payable	(84)
Other current liabilities	(28)
Total liabilities assumed	(112)
Total net assets assumed	$722

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Acquisitions (cont.)

Goodwill represents the excess of the consideration paid over the fair values of the acquired net assets. The allocated value of goodwill primarily relates to the value of the existing workforce and anticipated synergies by combining existing Company functions. The results of operations of the acquired company are included in the Company’s consolidated statements of income from the date of acquisition. The goodwill is amortizable for tax purposes over 15 years.

4. Accrued Expenses

The following table presents the components of accrued expenses as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	(In thousands)
Accrued interest	$14	$220
Accrued legal settlement	—	225
Accrued income taxes	834	32
Accrued compensation	76	268
Other accrued expenses	360	—
Accrued expenses	$1,284	$745

5. Technology Partner

In 2019, the Company entered a Master Agreement (“MA”) with the Technology Partner, which allows for quarterly netting of amounts collected by the Technology Partner from end-users, against the cost of the Technology Partner’s services rendered and billable to the Company. Interest is charged to either party on the outstanding balance at an interest rate equal to the 12-month LIBOR rate plus 2% per annum, compounded annually thereafter, until paid. The MA has an initial term of five years with an automatic renewal for five additional years.

The following table summarizes the expenses incurred by the Technology Partner that are presented within cost of revenue, selling, general and administrative expense, and research and development expense on the consolidated statements of operations for the year ended December 31, 2022, the year ended December 31, 2021 and the year ended December 31, 2020:

	December 31,
	2022	2021	2020
	(In thousands)
Cost of revenue	$93,753	$64,834	$41,665
Selling, general and administrative expense	96,972	68,931	39,788
Research and development expense	97,396	70,836	50,880
	$288,121	$204,601	$132,333

Subordinated Payable to the Technology Partner

On December 30, 2020, in conjunction with the 2020 Term Loans issuance described in Note 6, the Company and the Technology Partner entered into a subordination agreement whereby the payable to the Technology Partner became subordinated to the 2020 and 2021 Term Loans.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Technology Partner (cont.)

The following table presents a reconciliation of the subordinated payable to the Technology Partner as of and for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021
	(In thousands)
Beginning balance	$45,828	$54,663
Cash collections from Company customers by Technology Partner during the year	—	(10,503)
Accrued interest	1,667	1,668
Subordinated payable to Technology Partner	$47,495	$45,828

Interest expense related to the subordinated payable to the Technology Partner was $1.7 million for the years ended December 31, 2022 and 2021, and $2.4 million for the year ended December 31, 2020.

On January 1, 2021, the Company amended the interest rate with the Technology Partner which changed from a 12-month LIBOR rate plus 2% to a fixed rate of 3.99% through December 31, 2023. Subsequent to December 31, 2023, and absent any additional amendments to the MA, the interest on the outstanding balance will become the Secured Overnight Financing Rate plus 2%. The Company is not required to repay any outstanding balance or accrued interest until the tenth anniversary of the effective date of termination of the MA.

Net Receivable from Technology Partner

Subsequent to the execution of the subordination agreement, the Company and the Technology Partner resumed quarterly netting of collections and the cost of services provided with the same interest rate terms defined above.

The following table presents a reconciliation of the changes in the net receivable from Technology Partner as of and for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021
	(In thousands)
Opening balance of receivable from Technology Partner	$727	$—
Collections by Technology Partner	297,710	204,699
Cost of services provided by Technology Partner	(288,121)	(204,601)
Net cash transfers between Company and Technology Partner	(99)	629
Closing balance of receivable from Technology Partner	$10,217	$727

6. Debt

The following table presents the components of long-term debt as of December 31, 2022, and 2021:

	December 31,
	2022	2021
	(In thousands)
2020 Term Loans	$6,708	$9,900
SBA Loan	150	150
COVID-19 EIDL grant	10	10
2021 Term loans	13,377	4,952
	20,245	15,012
Less: Discount on debt	2,394	3,030
	17,851	11,982
Less: Current portion	8,138	3,450
Long-term portion of debt	$9,713	$8,532

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Debt (cont.)

Interest expense related to long-term debt was $5.0 million, $2.8 million, and $1.1 million for the years ended December 31, 2022, 2021, and 2020 respectively.

Aggregate annual maturities of long-term debt obligations for each of the next five years are as follows for the years ending December 31:

Year ended December 31,	Long-Term Debt
(In thousands)
2023	$9,318
2024	8,495
2025	2,282
2026	3
2027	3
Thereafter	144
Total	$20,245

SBA Loan

In the second quarter of 2020, the Company obtained a loan in the amount of $0.2 million from the United States Small Business Administration (the “SBA Loan”). The SBA Loan has a 30-year term and interest due of 3.75% per annum. The SBA Loan is collateralized by all assets of the Company. Payments of principal and interest of less than $0.1 million are payable on a monthly basis through maturity commencing in May 2021. The loan has been classified as long-term debt on the consolidated balance sheets.

Term Loans and Warrants Issued

On December 30, 2020, the Company entered into a Loan and Security Agreement (the “2020 Term Loan Agreement”) with Venture Lending & Leasing IX, Inc. (the “2020 Lender”), pursuant to which the 2020 Lender made available to the Company a term loan facility in an aggregate principal amount of $10.0 million. The 2020 Lender has the first lien to all the assets of the Company as a collateral to the loan. The Company drew down an initial principal amount of $8.0 million on December 30, 2020, (the “2020 Term Loan 1”) and drew the remaining $2.0 million on July 30, 2021 (the “2020 Term Loan 2,” together with 2020 Term Loan 1, the “2020 Term Loans”). The 2020 Term Loans bear interest of 11.5% per annum and were initially interest-only for the first six months, followed by 30 months of equal principal and interest payments. The interest only period for each 2020 Term Loan was extended by an additional six months and therefore the final maturity date for the 2020 Term Loan 1 is June 1, 2024 and the final maturity date for the 2020 Term Loan 2 is January 1, 2025. The interest-only periods are followed by monthly payments of $0.3 million comprising interest and principal. The Company incurred debt issuance costs of $0.1 million in connection with the issuance of the Term Loan, in addition to the fair value of the warrants referenced below.

The Company’s 2020 Term Loans are subject to covenant clauses, whereby the Company is required to pay and file all taxes in a timely manner as well as deliver audited consolidated financial statements within six months after the end of each financial reporting year. The Company did not pay or file employment payroll tax returns for any period from inception through December 31, 2022 and has not delivered audited consolidated financial statements to the lender within the required time period. Refer to Note 12. Due to these breaches of the covenant clauses, the 2020 Lender is contractually entitled to request immediate repayment of the outstanding loan amount. However, the 2020 Lender has agreed to waive the covenants regarding taxes and delivery of audited financial statements for the period of January 1, 2019 through September 30, 2024. Accordingly, the outstanding balance is presented as a non-current liability in the consolidated balance sheets as of December 31, 2022 and December 31, 2021.

In connection with the 2020 Term Loan 1, the Company issued to Venture Lending & Leasing IX, LLC, an affiliate of the 2020 Lender, warrants to purchase 390,238 common shares (the “2020 Warrant 1”). Upon issuance, the fair value of the 2020 Warrant 1 was determined to be $3.6 million, which is considered a discount to the 2020 Term Loan 1.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Debt (cont.)

In connection with the 2020 Term Loan 2, the Company issued Venture Lending & Leasing IX, LLC warrants to purchase an additional 43,359 common shares (the “2020 Warrant 2,” together with the 2020 Warrant 1, the “2020 Warrants”). Upon issuance, the fair value of the 2020 Warrant 2 was determined to be $0.52 million, which is considered a discount to the 2020 Term Loan 2. The 2020 Warrants are carried as a liability at their fair value because there are certain put rights that may obligate the Company to repurchase the 2020 Warrants in the future, based on events that are outside of the control of the Company. The 2020 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2036. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. The 2020 Warrants are presented within the Warrant liability line item of the December 31, 2022 and 2021 consolidated balance sheets.

On October 21, 2021, the Company entered into a Loan and Security Agreement (the “2021 Term Loan Agreement” together with the 2020 Term Loan Agreement, the “Term Loan Agreements”) with Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. (collectively, the “2021 Lenders”), pursuant to which the 2021 Lenders made available to the Company a term loan facility in an aggregate principal amount of $20.0 million. The 2021 Lenders have the first lien to all the assets of the Company as a collateral to the loan. The Company drew down an initial principal amount of $5.0 million on October 21, 2021 (the “2021 Term Loan 1”). The Company drew down an additional $5.0 million on April 27, 2022 (the “2021 Term Loan 2”) and an additional $5.0 million on August 30, 2022 (the “2021 Term Loan 3,” together with the 2021 Term Loan 1 and 2021 Term loan 2, the “2021 Term Loans”). The 2021 Term Loans each bear interest of 11.5% per annum. The 2021 Term Loan 1 has a maturity date of October 1, 2024, the 2021 Term Loan 2 has a maturity date of April 1, 2025, and the 2021 Term Loan 3 has a maturity date of August 1, 2025. Principal and interest of each loan is payable monthly in advance. The 2021 Term Loan 1 required monthly interest-only payments through April 1, 2022, followed by monthly payments of $0.1 million comprising of interest and principal. The 2021 Term Loan 2 required monthly interest-only payments through October 1, 2022, followed by monthly payments of $0.1 million comprising of interest and principal. The 2021 Term Loan 3 required interest-only payments through February 1, 2023, followed by monthly payments of $0.1 million comprising of interest and principal. The Company incurred debt discounts on the 2021 Term Loans in connection with the fair value of the warrants referenced below.

The Company’s 2021 Term Loans are subject to covenant clauses, whereby the Company is required to pay and file all taxes in a timely manner as well as deliver audited consolidated financial statements within six months after the end of each financial reporting year. The Company did not pay or file employment payroll tax returns for any period from inception through December 31, 2022 and have not delivered audited consolidated financial statements to the lender within the required time period. Refer to Note 12. Due to these breaches of the covenant clauses, the 2021 Lender is contractually entitled to request immediate repayment of the outstanding loan amount. However, the 2021 Lender has agreed to waive the covenants regarding taxes and delivery of audited financial statements for the period of January 1, 2019 through September 30, 2024. Accordingly, the outstanding balance is presented as a non-current liability in the consolidated balance sheets as of December 31, 2022 and December 31, 2021.

In connection with the 2021 Term Loans, the Company issued to Venture Lending & Leasing IX, LLC and WTI Fund X, LLC, affiliates of the 2021 Lenders, warrants to purchase a total of 385,016 common shares comprised of 275,012 common shares in connection with the 2021 Term Loan 1 (the “2021 Warrant 1”), 55,002 common shares in connection with the 2021 Term Loan 2 (the “2021 Warrant 2”), and 55,002 common shares in connection with the 2021 Term Loan 3 (the “2021 Warrant 3,” together with the 2021 Warrant 1 and the 2021 Warrant 2, the “2021 Warrants”). Upon issuance of each of the 2021 Warrants, the fair value of each of the 2021 Warrants was determined to be $4.0 million, which is considered a discount to 2021 Term Loans. The 2021 Warrants are carried as a liability at its fair value because there are certain put rights that may obligate the Company to repurchase the 2021 Warrants in the future, based on events that are outside of the control of the Company. The 2021 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2037. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. The 2021 Warrants are presented within the Warrant liability line item of the December 31, 2022 and 2021 consolidated balance sheets.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Debt (cont.)

The following is a schedule of changes in warrants issued and outstanding from January 1, 2021 to December 31, 2022:

Units
Outstanding as of December 31, 2020	390,238
Warrants issued	318,371
Outstanding as of December 31, 2021	708,609
Warrants issued	110,004
Outstanding as of December 31, 2022	818,613

7. Share-Based Compensation

On August 12, 2021, the Company adopted the 2020 Equity Incentive Plan (the “Plan”) and granted a total of 7,063,936 restricted stock units (“RSUs”) to various employees under the Plan. The awards have service requirements of four years of service with one-year cliff period starting on the employment date. On the same date, 39,883,388 shares of restricted stock awards were awarded to the Company founders for the cancellation of their 2019 Convertible Notes (“the Notes”) as discussed below, with service requirements of ten years starting on the day of the Liquidity Event (defined below) (the “Founder Restricted Shares”). Additionally, 360,290 restricted shares were awarded to a former employee, in which the service requirement had been deemed met on the grant date (together with the Founder Restricted Shares, the “Restricted Shares”). Each of these awards is also subject to a change of control provision; an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); a direct listing on the Nasdaq Global Select Market or New York Stock Exchange; or the Company’s completion of a merger or consolidation with a special-purpose acquisition company (“SPAC”) whereby the surviving company’s common stock are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act (collectively, the “Liquidity Events”). The aggregate unrecognized compensation expense for these awards whose vesting is subject to the achievement of a Liquidity Event is $167.3 million as of December 31, 2022. On December 7, 2021, an additional 33,336 RSUs were issued to an employee, and on April 1, 2022, an additional 149,500 RSUs were issued to various employees. During 2021, 108,334 RSUs were cancelled due to termination. The Company’s 40,243,678 outstanding Restricted Shares participate on par with common shares in all distributions from the Company, as the holders of these Restricted Shares are entitled to non-forfeitable dividend rights.

The vesting of these RSUs and restricted stock awards is contingent upon a Liquidity Event that is considered not probable of occurring until it actually occurs, therefore no share-based compensation expense will be recognized until any of the Liquidity Events is achieved.

The Company previously issued two Notes to its founders on January 1, 2019. The Notes had an indefinite term and would remain outstanding until the Note holder elected to convert into common shares or the Company elected to make a cash repayment.

The Notes had an aggregate principal value of $0.5 million and accrued interest at a rate of 6.00% per annum, compounding annually. As of January 31, 2020, the aggregate principal and accrued interest, if converted, would have resulted in the issuance of 4,770,000 common shares. The Notes matured on January 1, 2020 and began to accrue a default rate of interest of 12.00% per annum. The principal and accrued interest on the Notes were convertible at a conversion rate of $0.10 per share into shares of common stock at the option of the holder after the maturity date. Interest accrued after the maturity date would have been converted into additional shares of common stock at the same conversion rate. An additional $0.1 million of interest accrued from January 1, 2020 through December 31, 2020, would have converted into an additional 573,968 shares of common stock. Less than $0.1 million of additional interest accrued from January 1, 2021 through the cancellation date, and would have been convertible into an additional 391,793 shares of common stock.

The Notes were accounted for in accordance with ASC 718 as a liability since they were issued in receipt for services from employees. The Notes were considered convertible into common stock, and the promissory note will not become subject to any other U.S. GAAP since the Notes were issued to employees. Share-based compensation expense

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Share-Based Compensation (cont.)

attributable to awards granted to employees is measured at the grant date based on the fair value of the award. The expense is recognized on a straight-line basis over the requisite service period, which is generally the period from the accounting grant date to the end of the vesting period (the point at which the Notes become convertible). The Company has elected to recognize forfeitures of share-based compensation awards as they occur. The Notes are liability-classified because they could potentially be settled in cash or shares of the Company. The notes were classified as a related party payable in the balance sheets. On August 12, 2021, the Notes were cancelled at the discretion of the founders. The cancellations of the convertible notes were considered a capital contribution to the Company.

8. Goodwill and Intangibles Assets, net

There was no goodwill for the year ended December 31, 2021. Goodwill is presented within the Other assets line item of the December 31, 2022 and 2021 consolidated balance sheets and there has been no historical impairment.

The carrying amount of goodwill for the year ended December 31, 2022 are as follows:

Goodwill
Opening balance – January 1, 2022	$—
Goodwill from acquisition	169
Ending balance – December 31, 2022	$169

There were no intangible assets at December 31, 2021. Intangible assets is presented within the Other assets line item of the December 31, 2022 and 2021 consolidated balance sheets and there have been no historical impairments. The components of intangible assets (other than goodwill) at December 31, 2022, are as follows:

Finite-lived intangible assets:	Amount
(in thousands)
Tradename	$10
Proprietary technology	50
Customer relationships	90
Subtotal	150
Less accumulated amortization	(14)
Total intangible assets, net	$136

Accumulated amortization of finite-lived intangible assets as of December 31, 2022 are as follows:

Accumulated amortization	Amount
Tradename	$1
Proprietary technology	7
Customer relationships	6
Total accumulated amortization	$14

Aggregate amortization expense for finite-lived intangible assets for the year ended December 31, 2022 was $0.05 million which is included in selling, general and administrative expenses in the consolidated statements of operations. Estimated amortization expense for the next five years is $0.02 million in 2023, $0.02 million in 2024, $0.02 million in 2025, $0.02 million in 2026, $0.02 million in 2027 and $0.04 million thereafter.

9. Leases

The Company has entered into operating leases for office use. The remaining lease terms for our leases range from one month to 4 years. When it is reasonably certain that the option will be exercised, the impact of the renewal term is included in the lease term for purposes of determining total future lease payments and measuring the ROU asset and lease liability. We apply the short-term lease policy election, which allows us to exclude from recognition leases with an original term of 12 months or less. The Company have not entered into any finance leases as of December 31, 2022.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Leases (cont.)

During 2022, the Company entered into new lease agreements that resulted in an increase of less than $0.1 million in right-of-use assets and related operating lease liabilities.

Operating lease right-of-use assets are recorded within the Other assets line in the consolidated balance sheets. Operating lease liabilities, current and non-current are recorded within the Other liabilities line in the consolidated balance sheets.

The following table sets forth information about the Company’s lease costs for the year ended December 31, 2022:

Lease Cost	Year ended December 31, 2022
(in thousands)
Operating lease cost	$63
Total lease cost	$63

The following table sets forth information about our leases for the year ended December 31, 2022:

Supplemental cash flow and other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$63
Weighted-average remaining lease term – operating leases	3.31 years
Weighted-average discount rate – operating leases	16.78%

The Company’s future minimum lease payments for operating leases as of the year ended December 31, 2022 are as follows:

Year ended December 31,	Operating Leases
(in thousands)
2023	$71
2024	66
2025	51
2026	37
Total lease payments	225
Less: imputed interest	(52)
Present value of lease liability	$173

10. Income Taxes

Income before income tax expense (benefit) consisted of the following (in thousands):

	Years Ended December 31,
	2022	2021	2020
Domestic	$5,441	$2,524	$6,857
Foreign	50	29	—
Net income before income tax (benefit) expense	$5,491	$2,553	$6,857

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes (cont.)

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Current expense:
Federal	$483	$—	$—
State	319	32	—
Foreign	21	—	—
Total current expense:	823	32	—
Deferred expense (benefit):
Federal	(6,623)	—	—
State	(172)	—	—
Foreign	(3)	—	—
Total deferred benefit:	(6,798)	—	—
Total income tax (benefit) expense:	$(5,975)	$32	$—

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2022	2021	2020
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:
State taxes, net of federal tax benefit	1.6%	2.4%	5.2%
Permanent differences	0.2%	0.4%	0.1%
FDII provisions	(1.6)%	0.0%	0.0%
Foreign rate differential	0.2%	(0.2)%	0.0%
Change in fair value of securities	(0.9)%	0.7%	0.0%
Change in state rates	11.0%	71.2%	0.0%
Stock compensation	0.0%	0.3%	0.0%
Change in valuation allowance	(140.3)%	(94.6)%	(26.3)%
Effective tax rate	(108.8)%	1.2%	0.0%

The net deferred income tax asset balance related to the following (in thousands):

	Years Ended December 31,
	2022	2021
Deferred tax assets:
Federal, state and local net operating loss carryforwards	$5,579	$7,207
Payroll taxes	643	544
163j disallowed interest	7	98
Capitalized R&D expenses	1,883	—
Accrued expenses	10	73
Total deferred tax assets before valuation allowance	8,122	7,922
Valuation allowance	—	(7,922)
Deferred tax asset – net of valuation allowance	8,122	—
Deferred tax liabilities:
Other	(86)	—
481(A) adjustment	(1,238)	—
Total deferred tax liabilities	(1,324)	(7,922)
Net deferred tax asset (liability)	$6,798	$—

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes (cont.)

As of December 31, 2022, 2021, and 2020, the Company had federal net operating loss carryforwards of $26.3 million, $37.8 million, and $42.4 million, respectively. As of December 31, 2022 and 2021, the Company has state NOL carryforwards of $37.4 million and $34.2 million. The Federal net operating loss carryforwards may be carried forward indefinitely, subject to 80% of taxable income. The state net operating loss carryforwards begin to expire in 2037.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2022 and 2021, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that future taxable income is probable and determined that it is more likely than not that all of the deferred tax assets will be realized. Accordingly, the Company released the valuation allowance recorded at December 31, 2021, and no longer maintains a valuation allowance at December 31, 2022.

The Tax Cuts and Jobs Act (“TCJA”) resulted in significant changes to the treatment of R&D expenditures under Section 174. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over 15 years — both using a midyear convention. During the year ended December 31, 2022, the Company capitalized $8.4 million of foreign R&D expenses.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since ILE became a “loss corporation” as defined in Section 382. Future changes in the Company’s stock ownership, which may be outside of ILE’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to the Company.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2022 and 2021, the Company has not recorded any uncertain tax positions in the Company’s consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2022 and 2021, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes (cont.)

As of December 31, 2022, the Company had removed their liabilities for uncertain tax positions of $1.7 million, which, impacts the Company’s tax provision and effective income tax rate due to the 80% limitation on federal net operating losses resulting in projected cash tax liabilities in prior years. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2022 and 2021, the Company had not accrued interest or penalties related to uncertain tax positions. A reconciliation of the beginning and ending amounts of unrecognized tax provision is as follows:

	Year Ended December 31,
	2022	2021
	(In thousands)
Gross tax contingencies as of beginning of year	$1,715	$2,892
Decreases in gross tax contingencies	(1,715)	(1,177)
Gross tax contingencies as of end of year	$—	$1,715

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from December 31, 2019, to the present. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.

11. Net Income Per Share

The computation of basic and diluted net income per share and weighted-average shares of the Company’s common stock outstanding during the periods presented is as follows:

	Year Ended December 31,
	2022	2021	2020
	(In thousands, except share and per share amounts)
Basic net income per share:
Net income	$11,466	$2,521	$6,857
Income allocated to participating securities	(3,393)	(358)	—
Net income attributable to common stockholders – basic	$8,073	$2,163	$6,857

Diluted net income per share:
Net income attributable to common stockholders – basic	8,073	2,163	6,857
Interest expense on the 2019 Convertible Notes	—	39	57
Net income attributable to common stockholders – diluted	$8,073	$2,202	$6,914

Shares used in computation:
Weighted-average common shares outstanding	95,728,760	94,697,428	93,870,502
Weighted-average effect of dilutive securities:
Assumed conversion of the 2019 Convertible Notes	—	3,345,450	4,962,368
Diluted weighted-average common shares outstanding	95,728,760	98,042,878	98,832,870

Net income per share attributable to common stockholders:
Basic	$0.08	$0.02	$0.07
Diluted	$0.08	$0.02	$0.07

There were no dividends declared or accumulated on the common shares during the years ended December 31, 2022, 2021 and 2020.The Company applies the two-class method to its Restricted Shares, which contains non-forfeitable dividend rights and thereby meets the definition of participating securities, which requires earnings available to

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Net Income Per Share (cont.)

common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. The Company’s weighted average restricted shares outstanding for the years ended December 31, 2022, 2021 and 2020 are 40,243,678, 15,656,445, and none, respectively. The Company excluded the following securities, presented based on amounts outstanding at each period end, from the computation of diluted net income per share attributable to common stockholders for the periods indicated, as including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2022	2021	2020
Warrants to purchase common stock(1)	818,613	708,609	390,238
RSUs(2)	7,138,438	6,988,938	—
Contingent consideration to In2vate(3)	34,030	—	—

____________

(1)      The treasury stock method was applied to warrants, in which the impact was anti-dilutive. Therefore, they are excluded from the dilutive EPS calculation.

(2)      RSUs are subject to the vesting condition under the Liquidity Event, as discussed in Note 7 — Share Based Compensation. As these securities are considered as contingently issuable shares where the contingency has not been met at the end of the reporting period, they are excluded from the dilutive net income per share calculation for the periods presented.

(3)      Contingent consideration payable to In2vate as discussed in Note 3 — Acquisitions is considered as contingently issuable shares where the contingency has not been met at the end of the reporting period. Therefore, these shares have been excluded from the dilutive net income per share calculation for the periods presented.

12. Selling, General, and Administrative Expenses

The Company has not paid or filed employment payroll tax returns for any period from inception through December 31, 2022. The federal and state withholding tax, employer payroll taxes, penalties, and interest liability from inception of the Company through December 31, 2022 was recorded within Payroll Taxes Payable within the consolidated balance sheet. The total liability was $2.8 million and $2.4 million as of December 31, 2022 and December 31, 2021, respectively. The related charge for these accruals is recorded to Selling, General, and Administrative Expenses within the consolidated statements of operations.

13. Commitments and Contingencies

Contingencies

The Company evaluates for any potential impact of loss contingencies that are probable and reasonably estimable. The Company does not believe that the ultimate resolution of any matters to which it is presently a party will have a material effect on the Company’s results of operations, financial condition, or cash flows. However, the ultimate outcome is not known, and an unfavorable resolution of one or more of these matters could have a material effect on the Company’s financial condition, results of operations or cash flows. As of December 31, 2022 and 2021, there were no loss contingencies recorded.

Purchase Commitments

The Company has a long-term software licensing contract with a major customer since 2018 ending in 2024. The annual value of the contract is $50.3 million. The Company implements its software licenses on the customer’s servers, and in return, the customer pays an annual fee for access to that software license as well as related maintenance. Separately, the Company has a contract for the purchase of the customer’s end-user data at an annual price of approximately $30 million. This acquired data is used to develop and feed the Company’s next-generation artificial intelligence platform. The Company’s sale of its license to the customer and the customer’s sale of user data back to the Company represent two individual, unique transactions. Additionally, the software licensing contract and the data acquisition contract are separate and can be cancelled independently of one another, with the other contract

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies (cont.)

surviving. The Company’s data acquisition contract can be cancelled by either party with twelve months’ notice. As such, because the data acquired from the customer is distinct from the software licensing contract and is at fair value, the revenue from the software licensing contract is recorded gross and the data acquisition is expensed gross as a research and development expense. This accounting treatment accurately reflects the separate nature of these transactions and ensures appropriate recognition of revenue and expenses related to the software licensing and data acquisition activities.

Financial Advisor Agreement

The Company has an agreement in place with its financial advisor, whereby the financial advisor will assist the Company with any future equity fundraising activity. The financial advisor would be compensated with a fee equal to 5.0% of the gross proceeds from any equity raise comprising less than a majority of its equity capitalization. In the event of an equity raise comprising a majority of its equity capitalization, the financial advisor would be compensated with a fee equal to the greater of: i) $3.5 million, or ii) 1.0% of the aggregate value of the equity raise up to $1.0 billion, plus 1.5% of the portion of the aggregate value of the equity raise that exceeds $1.0 billion. These compensation terms outline the financial advisor’s entitlement to fees based on the successful completion of equity fundraising activities. The specific fee structure ensures that the financial advisor’s compensation aligns with the scale and significance of the equity raise, considering the Company’s equity capitalization and the total value of the funds raised.

Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, such litigation is not expected to have a material effect on the Company’s financial condition, results of operations, and cash flows.

14. Related-Party Transactions

Notes to Directors

During the year ended December 31, 2019, the Company issued convertible notes to two Directors in lieu of salary totaling to $0.5 million, as discussed in Note 7. These convertible notes bore interest at a rate of 6% per annum and had a maturity date of January 1, 2020. If the convertible notes were not repaid in cash on the maturity date, the Directors would have the option to convert all outstanding principal and interest into common shares of the Company at a conversion rate of $0.10 per share. These convertible notes are accounted for as share-based compensation expense and remained outstanding until August 12, 2021, at which time they were cancelled. The cancellation of the convertible notes was considered a capital contribution to the Company.

Receivable from related party

The Company recorded a receivable from a related party of $0.6 million as of December 31, 2022 and 2021 related to expenses that the Company incurred on behalf of two of the Company’s Directors.

15. Employee Benefit Plans

In the year ended December 31, 2022, the Company signed a 401(k) savings plans covering US employees who have completed specified service requirements as defined in the plan document. Employees may make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of the Internal Revenue Code. The Company matches employee contributions as defined in each plan document. Company contributions to the plans for the year ended December 31, 2022, totaled $0.1 million.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Subsequent Events

The Company has evaluated all events subsequent to December 31, 2022 and through September 1, 2023, which represents the date these consolidated financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the consolidated financial statements other than those described below.

On January 10, 2023, the Company drew down an additional $2.5 million term loan from Fund 9 as well as an additional $2.5 million term loan from Fund 10. Each loan bears interest of 11.5% per annum and has a maturity date of January 1, 2026. Principal and interest of each loan is payable monthly in advance. The Company issued 55,003 warrants to purchase common stock to the lenders in connection with these draw-downs.

On February 16, 2023, the minority interest owner in ILE India transferred 9,999 shares in ILE India to the Company for less than $0.01 million. The minority interest owner has one share in ILE India in order for the Company to comply with local laws. The Company owns 99.9% of ILE India as of February 16, 2023.

On September 9, 2021, ILE Dubai was formed under the direction and supervision of the Company with all shares in the company held by a related party. On June 19, 2023, the related party transferred all 10 shares in ILE Dubai to the Company for less than $0.01 million. The Company owns 100% of ILE Dubai as of June 19, 2023.

On April 27, 2023, the Company entered into a convertible note purchase agreement with Arrowroot Capital to borrow up to $50 million. The principal amount is convertible into equity securities or SPAC shares according to the purchase agreement. The note bear simple interest, accrued on a daily basis in arrears, at a rate of 15% per year until aggregate accrued interest equals 25% of the principal amount, and at a rate of 8% per year thereafter. The maturity date of the note is October 27, 2025. The Company has drawn $10.9 million of principal under this arrangement through the date of these consolidated financial statements.

On April 27, 2023, the Company entered into a definitive merger agreement with Arrowroot Acquisition Corp. (NASDAQ: ARRW). Upon closing of the agreement, which is expected in the fourth quarter of 2023 and upon approval by the shareholders of ARRW, the combined company (iLearningEngines, Inc.) will be listed on the NASDAQ under the new ticker symbol “AILE.”

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	As of
	September 30, 2023 (Unaudited)	December 31, 2022
Assets
Current assets:
Cash	$661	$856
Accounts receivable	63,161	34,698
Contract asset	1,903	9,408
Prepaid expenses	55	88
Total current assets	65,780	45,050
Receivable from Technology Partner	9,871	10,217
Receivable from related party	465	595
Other assets	788	885
Deferred tax assets, net	6,645	6,798
Deferred transaction costs	1,735	—
Total assets	$85,284	$63,545
Liabilities and shareholders’ deficit
Current liabilities:
Trade accounts payable	$4,555	$787
Accrued expenses	1,777	1,284
Current portion of long-term debt, net	10,463	8,138
Contract liability	3,046	2,106
Payroll taxes payable	3,037	2,789
Other current liabilities	125	237
Total current liabilities	23,003	15,341
Long-term debt, net	6,227	9,713
Convertible notes	15,325	—
Warrant liability	8,841	7,645
Subordinated payable to Technology Partner	48,746	47,495
Other non-current liabilities	89	126
Total liabilities	102,231	80,320
Commitments and contingencies (Note 14)
Shareholders’ deficit:
Common Shares $0.0001 par value: 200,000,000 shares authorized: 95,782,605 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	10	10
Additional paid-in capital	36,384	36,384
Accumulated deficit	(53,341)	(53,169)
Total shareholders’ deficit	(16,947)	(16,775)
Total liabilities and shareholders’ deficit	$85,284	$63,545

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2023	2022
Revenue	$304,917	$225,727
Cost of revenue	96,710	68,656
Gross profit	208,207	157,071
Operating expenses:
Selling, general, and administrative expenses	104,050	77,365
Research and development expenses	94,246	70,369
Total operating expenses	198,296	147,734
Operating income	9,911	9,337
Other (expense) income:
Interest expense	(4,603)	(5,231)
Change in fair value of warrant liability	(681)	240
Change in fair value of convertible notes	(4,425)	—
Other (expense) income, net	(44)	32
Total other expense, net	(9,753)	(4,959)
(Loss) income before income taxes	158	4,378
Income tax expense	(330)	(675)
Net (loss) income	$(172)	$3,703

Net (loss) income per share – basic and diluted	$(0.00)	$0.03
Weighted average common shares outstanding – basic and diluted	95,782,605	95,710,615

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (UNAUDITED)
(In thousands, except share amounts)

	Nine Months Ended September 30, 2023
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balances at December 31, 2022	95,782,605	$10	$36,384	$(53,169)	$(16,775)
Net loss	—	—	—	(172)	(172)
Balances at September 30, 2023	95,782,605	$10	$36,384	$(53,341)	$(16,947)
	Nine Months Ended September 30, 2022
	Common Stock		Additional Paid-In Capital	Accumulated deficit	Total Shareholders’ Deficit
	Shares	Amount
Balances at December 31, 2021	95,566,635	$10	$35,501	$(64,635)	$(29,124)
Issuance of shares from acquisitions	215,970	—	883	—	883
Net income	—	—	—	3,703	3,703
Balances at September 30, 2022	95,782,605	$10	$36,384	$(60,932)	$(24,538)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Nine Months Ended September 30,
	2023	2022
Cash flows used in operating activities:
Net (loss) income	$(172)	$3,703
Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation and amortization	66	32
Amortization of debt issuance costs	1,498	2,801
Change in fair value of warrant liability	681	(240)
Change in fair value of convertible notes	4,425	—
Provision for deferred taxes	153	(3)
Accretion of interest on subordinated payable to Technology Partner	1,251	1,251
Changes in operating assets and liabilities:
Accounts receivable	(28,463)	(14,625)
Receivable from related party	130	—
Contract asset	7,505	6,402
Advance to customer	—	362
Prepaid expenses and other current assets	33	(151)
Receivable from Technology Partner	346	(7,608)
Trade accounts payable	2,242	3
Accrued expenses and other liabilities	175	353
Contract liability	940	794
Payroll taxes payable	248	373
Net cash flows used in operating activities	(8,942)	(6,553)
Cash flows provided by investing activities:
Cash acquired from business acquisitions	—	161
Purchases of property and equipment	(7)
Net cash flows (used in) provided by investing activities	(7)	161
Cash flows provided by financing activities:
Proceeds from term loans	5,000	10,000
Repayments from term loans	(7,146)	(3,170)
Proceeds from convertible note	10,900	—
Net cash flows provided by financing activities	8,754	6,830
Net change in cash	(195)	438
Cash, beginning of year	856	4,407
Cash, end of period	$661	$4,845
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$1,854	$1,451
Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrant to purchase common shares	$515	$1,027
Issuance of equity for acquisition of In2vate, LLC	$—	$883
Accrued purchase of transaction costs	$1,735	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Nature of the Business and Basis of Presentation

iLearningEngines, Inc. (together with its subsidiaries, the “Company,” or “ILE”), a company headquartered in Maryland, United States of America, was incorporated in Delaware on November 17, 2010. The Company offers an Artificial Intelligence (“AI”) platform focused on automation of learning and enabling organizations to drive mission critical outcomes at scale. The AI Learning and Engagement platform has cloud-based, mobile, offline and multimedia capabilities that can be used to deliver highly personalized learning and engagement modules. The Company has developed an in-process learning platform that enables organizations to deliver learning in the flow of day-to-day activities.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements include the accounts of iLearningEngines, Inc. and its wholly-owned subsidiaries.

A description of the Company’s significant accounting policies is included in the audited consolidated financial statements for the year ended December 31, 2022. No other changes to significant accounting policies have occurred since December 31, 2022, with the exception of those detailed below. Results of operations and cash flows for the interim periods presented herein are not necessarily indicative of the results that would be achieved during a full year of operations or in future periods. These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s consolidated financial statements for the year ended December 31, 2022.

Proposed Business Combination

On April 27, 2023, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Arrowroot Acquisition Corp. (NASDAQ: ARRW) (“Arrowroot”), a special-purpose acquisition company (“SPAC”), and ARAC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Arrowroot (“Merger Sub”). Upon closing of the Merger Agreement and upon approval by the shareholders of Arrowroot, the combined company will be renamed to “iLearningEngines, Inc.” and will be listed on the NASDAQ under the new ticker symbol “AILE.” Arrowroot has agreed to acquire all of the outstanding equity interests of the Company. Completion of the transaction is subject to certain customary regulatory consents and approval by stockholders of Arrowroot and the Company.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk and Major Sales Channels

The Company places its cash with certain U.S. financial institutions. At various times, the Company’s cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company has not experienced any losses of such amounts, and management believes it is not exposed to any significant credit risk on its cash.

During the nine months ended September 30, 2023, there were four customers, representing 19.9%, 16.5%, 12.1% and 11.8%, respectively, who individually accounted for 10.0% or more of the Company’s revenue. During the nine months ended September 30, 2022, there were five customers, representing 17.2%, 16.9%, 15.0%, 14.6% and 10.1%, respectively, who individually accounted for 10.0% or more of the Company’s revenue.

Revenue Recognition

Contract asset

Contract asset balances represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered, implementation services, and maintenance services already performed but invoiced in arrears. As of September 30, 2023 and December 31, 2022, contract assets were $1.9 million and $9.4 million, respectively.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of Significant Accounting Policies (cont.)

Contract liability

Contract liability represents either customer advance payments or billings for which the revenue recognition criteria have not yet been met. Contract liability is primarily unearned revenue related to combined software and maintenance services. As of September 30, 2023 and December 31, 2022, the contract liability balance was $3.0 million and $2.1 million. During the nine months ended September 30, 2023, $2.1 million of revenue was recognized that was included in the contract liability balances at the beginning of the period.

Remaining performance obligations

As of September 30, 2023, the total remaining performance obligations under the Company’s contracts with customers were $409.1 million, and the Company expects to recognize revenues on approximately 80% of these remaining performance obligations over the following twelve months, with the balance recognized thereafter.

Fair Value Option (“FVO”) Election

The Company entered into a Convertible Note Purchase Agreement on April 27, 2023, referred to herein as the “Convertible Notes,” which are accounted under the “fair value option election” as discussed below.

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivative and Hedging, (“ASC 815”), a financial instrument containing embedded features and/or options may be required to be bifurcated from the financial instrument host and recognized as separate derivative asset or liability, with the bifurcated derivative asset or liability initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date.

Alternatively, FASB ASC Topic 825, Financial Instruments, (“ASC 825”) provides for the “fair value option” (“FVO”) election. In this regard, ASC 825-10-15-4 provides for the FVO election (to the extent not otherwise prohibited by ASC 825-10-15-5) to be afforded to financial instruments, wherein the financial instrument is initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date, with changes in the estimated fair value recognized as other income or expense in the statement of operations. The estimated fair value adjustment of the Convertible Notes is presented in a single line item within change in fair value of convertible notes in the accompanying consolidated statement of operations (as provided for by ASC 825-10-50-30(b)). Further, as required by ASC 825-10-45-5, to the extent a portion of the fair value adjustment is attributed to a change in the instrument-specific credit risk, such portion would be recognized as a component of other comprehensive income (“OCI”) (for which there have been no such adjustments with respect to the Convertible Notes.)

The fair value of the Convertible Notes as of September 30, 2023 was $15.3 million and is presented within convertible notes on the condensed consolidated balance sheets.

Deferred Transaction Cost

The Company incurred direct and incremental transaction costs for the nine months ended September 30, 2023 related to the contemplated merger with Arrowroot. Transaction costs of $1.7 million were deferred and capitalized to the deferred transaction costs line item in the condensed consolidated balance sheets as of September 30, 2023.

After consummation of the merger, these costs will be recorded to shareholders’ deficit as a reduction of additional paid-in capital generated as a result of the merger. If the merger with Arrowroot is subsequently aborted, the Company will review the deferred transaction costs for impairment. No cash payments for the merger transaction costs have been made as of September 30, 2023. $1.5 million and $0.2 million of unpaid transaction costs are included in the trade accounts payable and accrued expenses line items in the condensed consolidated balance sheets, respectively.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU No. 2020-06”). ASU No. 2020-06 was issued to address issues identified as a result of the complexity associated with applying generally

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of Significant Accounting Policies (cont.)

accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the FASB decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. In addition to eliminating certain accounting models, the FASB also decided to enhance information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. This update is effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal year. For all other entities, this update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 31, 2020. The Company adopted this guidance on January 1, 2023, and the adoption did not have a material impact on its consolidated financial statements.

On January 1, 2023, the Company adopted FASB ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU No. 2016-13”). ASU No. 2016-13 was issued to bring consistency in the accounting treatment of different types of financial instruments, require consideration of a broader range of variables when forming loss estimates, and require immediate recognition of management’s estimates of current expected credit losses (“CECL”). The adoption did not have a material impact on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

There have been no new accounting pronouncements issued or effective during the nine months ended September 30, 2023, which have had or are expected to have a material impact on our condensed consolidated financial statements.

3. Acquisitions

On April 4, 2022, the Company completed the acquisition of 100% interest of In2vate, LLC (“In2vate”). In2vate is a risk management and learning platform provider in Tulsa, Oklahoma. In2vate serves more than two million users delivering high impact risk management programs and services to enterprises, educational institutions, health systems and law enforcement organizations. Total consideration of $0.9 million was exchanged, consisting of 215,970 shares of the Company’s common stock and contingent consideration of 34,030 shares of the Company’s common stock, both at a price per share of $3.53, the contingent consideration will only vest upon the occurrence of any of the following events: an initial public offering of the Company’s common stock; a merger with a special purpose acquisition company; a merger or consolidation of the Company that is also a change of control; the sale, lease, transfer, exclusive license, or other disposition of substantially all of the assets of the Company; or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company are held by those subsidiaries. This contingent consideration meets the requirements for permanent equity classification and was recorded to Additional Paid-In Capital within the condensed consolidated balance sheets.

The following table summarizes the consideration transferred and the purchase price allocation of the fair values of the assets acquired and liabilities assumed at the acquisition date.

Amount
(In thousands)
Total consideration paid, less cash and cash equivalents of $161	$722

Accounts receivables, net	60
Property and equipment, net	454
Goodwill and intangible assets	319
Other assets	1
Total assets acquired	834
Accounts payable	(84)
Other current liabilities	(28)
Total liabilities assumed	(112)
Total net assets assumed	$722

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Acquisitions (cont.)

Goodwill represents the excess of the consideration paid over the fair values of the acquired net assets. The allocated value of goodwill primarily relates to the value of the existing workforce and anticipated synergies by combining existing Company functions. The results of operations of the acquired company are included in the Company’s consolidated statements of operations from the date of acquisition. The goodwill is amortizable over 15 years for tax purposes.

4. Disaggregation of Revenue

The Company disaggregates revenue into categories that depict the nature, amount, and timing of revenue and cash flows based on differing economic risk profiles for each category. In concluding such disaggregation, the Company evaluated the nature of the products and services, consumer markets, sales terms, and sales channels which have similar characteristics such that the level of disaggregation provides an understanding of the Company’s business activities and historical performance. The level of disaggregation is evaluated annually and as appropriate for changes to the Company or its business, either from internal growth, acquisitions, divestitures, or otherwise. Revenue from implementation services and combined software license and maintenance is recognized over the respective performance obligation period. As such, there is no disaggregation of revenue by point in time as all of the Company’s revenue is recognized over time.

The following table presents this disaggregation of revenue by customer geography:

	Nine Months Ended September 30,
	2023	2022
	(In thousands)
North America	$143,526	$81,955
India	115,830	102,840
Other(1)	45,561	40,932
Total Revenues	$304,917	$225,727

____________

(1)      Other includes customers in Middle East and Europe.

The following table presents to disaggregation of revenue by type of revenue:

	Nine Months Ended September 30,
	2023	2022
	(In thousands)
Revenue related to implementation services	$12,661	$16,997
Combined software license and maintenance revenues	292,256	208,730
Total Revenues	$304,917	$225,727

5. Technology Partner

In 2019, the Company entered a Master Agreement (“MA”) with the Technology Partner, which allows for quarterly netting of amounts collected by the Technology Partner from end-users, against the cost of the Technology Partner’s services rendered and billable to the Company. Interest is charged to either party on the outstanding balance at an interest rate equal to the 12-month LIBOR rate plus 2.0% per annum, compounded annually thereafter, until paid. The MA has an initial term of five years with an automatic renewal for five additional years.

On January 1, 2021, the Company amended the interest rate with the Technology Partner which changed from a 12-month LIBOR rate plus 2.0% to a fixed rate of 3.99% through December 31, 2023. Subsequent to December 31, 2023, and absent any additional amendments to the MA, the interest on the outstanding balance will become the Secured Overnight Financing Rate plus 2.0%. The Company is not required to repay any outstanding balance or accrued interest until the tenth anniversary of the effective date of termination of the MA. As of the date of these condensed consolidated financial statements, the MA has not been terminated.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Technology Partner (cont.)

The following table summarizes the expenses incurred by the Technology Partner that are presented within cost of revenue, selling, general and administrative expense, and research and development expense on the consolidated statements of operations for the nine months ended September 30, 2023 and nine months ended September 30, 2022:

	Nine Months Ended September 30,
	2023	2022
	(In thousands)
Cost of revenue	$96,677	$68,634
Selling, general and administrative expense	93,964	70,953
Research and development expense	94,242	70,330
	$284,883	$209,917

Subordinated Payable to the Technology Partner

On December 30, 2020, in conjunction with the 2020 Term Loans issuance described in Note 6, the Company and the Technology Partner entered into a subordination agreement whereby the payable to the Technology Partner became subordinated to the 2020 and 2021 Term Loans.

The following table presents a reconciliation of the subordinated payable to the Technology Partner as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	(In thousands)
Beginning balance	$47,495	$45,828
Accrued interest	1,251	1,667
Subordinated payable to Technology Partner	$48,746	$47,495

Interest expense related to the payable with the Technology Partner was $1.3 million for the nine months ended September 30, 2023 and September 30, 2022.

Net Receivable from Technology Partner

Subsequent to the execution of the subordination agreement, the Company and the Technology Partner resumed quarterly netting of collections and the cost of services provided with the same interest rate terms defined above.

The following table presents a reconciliation of the changes in the net receivable from Technology Partner as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	(In thousands)
Opening balance of receivable from Technology Partner as of January 1, 2023 and 2022 respectively	$10,217	$727
Collections by Technology Partner	283,630	297,710
Cost of services provided by Technology Partner	(284,883)	(288,121)
Net cash transfers between Company and Technology Partner	907	(99)
Closing balance of receivable from Technology Partner	$9,871	$10,217

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Debt

The following table presents the components of the Company’s debt as of September 30, 2023:

	September 30, 2023	December 31, 2022
	(In thousands)
2020 Term Loans	$3,743	$6,708
2021 Term Loans	14,196	13,377
Other Loans	160	160
	18,099	20,245
Less: Discount on debt	1,409	2,394
	16,690	17,851
Less: Current portion	10,463	8,138
Long-term portion of debt	$6,227	$9,713

Contractual interest expense related to the debt was $1.8 million and $1.5 million for the nine months ended September 30, 2023, and 2022, respectively. The amortization of debt issuance costs was $1.5 million and $2.8 million for the nine months ended September 30, 2023, and 2022, respectively.

Aggregate annual maturities of long-term debt obligations for each of the next five years, as of September 30, 2023, are as follows for the years ending December 31:

Year ended December 31,	(In thousands)
Remainder of 2023	$2,976
2024	10,395
2025	4,412
2026	192
2027	4
Thereafter	120
Total	$18,099

Term Loans and Warrants Issued

On December 30, 2020, the Company entered into a Loan and Security Agreement (the “2020 Term Loan”) with Venture Lending & Leasing IX, Inc. (the “2020 Lender”), pursuant to which the 2020 Lender made available to the Company a term loan facility in an aggregate principal amount of $10.0 million.

In connection with the 2020 Term Loan, the Company issued to Venture Lending & Leasing IX, LLC, an affiliate of the 2020 Lender, warrants to common shares of the Company (the “2020 Warrants”). The 2020 Warrants are carried as a liability at their fair value because there are certain put rights that may obligate the Company to repurchase the 2020 Warrants in the future, based on events that are outside of the control of the Company. The 2020 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2036. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. The 2020 Warrants are presented within the Warrant liability line item of the September 30, 2023 and December 31, 2022 condensed consolidated balance sheets.

On October 21, 2021, the Company entered into a Loan and Security Agreement (the “2021 Term Loan,” together with the 2020 Term Loan Agreement, the “Term Loan Agreement”) with Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. (collectively, the “2021 Lenders”), pursuant to which the 2021 Lenders made available to the Company a term loan facility in an aggregate principal amount of $20.0 million. The Company made its fourth draw on the 2021 Term Loan of $5.0 million on January 10, 2023. The 2021 Term Loan bears interest of 11.5% per annum. The Company incurred debt discounts on the 2021 Term Loan in connection with the fair value of the warrants referenced below.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Debt (cont.)

In connection with the 2021 Term Loan, the Company issued to Venture Lending & Leasing IX, LLC and WTI Fund X, LLC, affiliates of the 2021 Lenders, warrants to purchase common shares of the Company (the “ 2021 Warrants”). The 2021 Warrants are carried as a liability at its fair value because there are certain put rights that may obligate the Company to repurchase the 2021 Warrants in the future, based on events that are outside of the control of the Company. The 2021 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2037. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. The 2021 Warrants are presented within the Warrant liability line item of the September 30, 2023 and December 31, 2022 condensed consolidated balance sheets.

The Company’s 2020 Term Loan and 2021 Term Loan are subject to covenant clauses, whereby the Company is required to pay and file all taxes in a timely manner as well as deliver audited consolidated financial statements within six months after the end of each financial reporting year. The Company did not pay or file employment payroll tax returns for any period from inception through December 31, 2022 or deliver audited consolidated financial statements to the lender within the required time period. Due to these breaches of the covenant clauses, the 2020 Lender and 2021 Lender are contractually entitled to request immediate repayment of the outstanding loan amount. However, the 2020 Lender and 2021 Lender have agreed to waive the covenants regarding taxes and delivery of audited financial statements for the period of January 1, 2019 through September 30, 2024. Accordingly, the outstanding balance is presented as a non-current liability in the condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022.

The following is a schedule of changes in warrants issued outstanding from December 31, 2022 to September 30, 2023:

Units
Outstanding as of December 31, 2022	818,613
Warrants issued	55,005
Outstanding as of September 30, 2023	873,618

7. Convertible Notes

The Company entered into a Convertible Note Purchase Agreement on April 27, 2023 with Arrowroot Capital, to finance the proposed business combination discussed in Note 1 — Nature of the Business and Basis of Presentation. The Convertible Notes are issuable with an aggregate principal amount up to $50 million payable in cash of which $10.9 million has been drawn upon as of September 30, 2023. The Convertible Notes shall bear simple interest, accrued on a daily basis in arrears, at a rate of 15.0% per annum until aggregate accrued interest equals 25.0% of the principal amount, and at a rate of 8.0% per annum thereafter. An amount equal to the sum of the product of the outstanding principal balance times 2.75, or $30.0 million at September 30, 2023, and the unpaid accrued interest on the notes are due and payable upon the earlier of the maturity date and occurrence of any event of default, as defined in the agreement. The Convertible Notes mature on October 27, 2025, unless converted earlier, redeemed, or repurchased in accordance with their terms, prior to the maturity date.

Under the terms of the Convertible Note Purchase Agreement, the Convertible Notes will be convertible to shares including under the following circumstances after April 27, 2023:

•        upon the occurrence of an equity financing, the lender can elect to exchange the Convertible Notes into the number of shares of equity securities issued in such equity financing equal to the note balance divided by the equity price in such equity financing and

•        immediately prior to the consummation of a qualified de-SPAC transaction, the Convertible Notes shall automatically convert, in whole, into shares of common stock of the Company thereby entitling the lender to receive a number of shares equal to the note balance, divided by $10.00.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Convertible Notes (cont.)

Additionally, the Convertible Notes are redeemable for a payment in cash equal to the balance of the note at any time prior to October 27, 2025 pursuant to the note purchase agreement.

The Convertible Notes are recognized at fair value with changes in fair value recognized in the condensed consolidated statements of operations. As of September 30, 2023, the fair value of the Convertible Notes was $15.3 million, and the corresponding change in fair value of the Convertible Notes was an increase of $4.4 million for the nine months ended September 30, 2023. As of September 30, 2023, $0.6 million of interest was accrued on the Convertible Notes, which is recognized as a part of the change in fair value adjustment.

8. Share-Based Compensation

On August 12, 2021, the Company adopted the 2020 Equity Incentive Plan (the “Plan”). The total restricted stock units (“RSUs”) granted under the Plan as of September 30, 2023 and December 31, 2022 was 7,138,438. The awards have service requirements of four years of service with one-year cliff period starting on the employment date and are subject to the Liquidity Event provision defined below.

As of September 30, 2023 and December 31, 2022, the Company had 39,883,388 shares of restricted stock awards outstanding with the Company’s founders with service requirements of ten years starting on the day of the Liquidity Event (defined below) (the “Founder Restricted Shares”) and 360,290 restricted shares outstanding with a former employee, in which the service requirement had been deemed met on the grant date (together with the Founder Restricted Shares, the “Restricted Shares”). The Company’s 40,243,678 outstanding Restricted Shares participate on par with common shares in all distributions from the Company, as the holders of these restricted shares are entitled to non-forfeitable dividend rights.

Each of the RSUs and Restricted Shares is subject to a change of control provision; an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); a direct listing on the Nasdaq Global Select Market or New York Stock Exchange; or the Company’s completion of a merger or consolidation with a SPAC whereby the surviving company’s common stock are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act (collectively, the “Liquidity Events”).

The aggregate unrecognized compensation expense for these awards whose vesting is subject to the achievement of a Liquidity Event is $167.3 million as of September 30, 2023.

The vesting of these RSUs and Restricted Shares is contingent upon the Liquidity Events that are considered not probable of occurring until it actually occurs, therefore no share-based compensation expense will be recognized until any of the Liquidity Events are achieved.

9. Accrued Expenses

The following table presents the components of accrued expenses as of September 30, 2023, and December 31, 2022:

	As of
	September 30, 2023	December 31, 2022
	(In thousands)
Accrued income taxes	$842	$834
Other accrued expenses(1)	935	450
Total	$1,777	$1,284

____________

(1)      Other Accrued Expense includes accrued professional service fees, accrued interest, accrued compensation and benefits, and other current liabilities.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Income Taxes

The Company’s income tax provision is computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. For the nine months ended September 30, 2023 and 2022, the Company recorded an income tax provision of $0.3 million and $0.7 million, respectively.

The Company’s estimate of the realizability of the deferred tax asset is dependent on estimates of projected future levels of taxable income. In analyzing future taxable income levels, the Company considered all evidence currently available, both positive and negative. Based on this analysis, the Company has not recorded a valuation allowance for deferred tax assets as of September 30, 2023.

11. Net (Loss) Income Per Share

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share is computed using the weighted-average number of common shares and, if dilutive, common share equivalents outstanding during the period.

The computation of basic and diluted net (loss) income per share and weighted-average shares of the Company’s common stock outstanding during the periods presented is as follows:

	Nine Months Ended September 30,
	2023	2022
	(In thousands, except share and per share amounts)
Numerator:
Net (loss) income	$(172)	$3,703
Income allocated to participating securities	—	(1,096)
Net (loss) income attributable to common stockholders – basic and diluted	$(172)	$2,607

Denominator:
Weighted-average common shares outstanding – basic and diluted	95,782,605	95,710,615

Net (loss) income per share attributable to common stockholders:
Basic and diluted	$(0.00)	$0.03

There were no dividends declared or accumulated on the common shares during the nine months ended September 30, 2023 and 2022. The Company applies the two-class method to its Restricted Shares which contains non-forfeitable dividend rights and thereby meets the definition of participating securities, which requires earnings available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Net loss is not allocated to participating securities in accordance with the contractual terms. The Company excluded the following securities, presented based on amounts outstanding at each period end, from the computation of diluted net (loss) income per share attributable to common stockholders for the periods indicated, as including them would have had an anti-dilutive effect:

	Nine Months Ended September 30,
	2023	2022
Warrants to purchase common stock(1)	873,618	818,613
RSUs(2)	7,138,438	7,138,438
Contingent consideration to In2vate(3)	34,030	34,030
Convertible Notes(4)	3,054,389	—
Restricted Shares(5)	40,243,678	—

____________

(1)      The treasury stock method was applied to warrants, in which the impact was anti-dilutive for the nine months ended September 30, 2023 and 2022. Therefore, they are excluded from the dilutive EPS calculation.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Net (Loss) Income Per Share (cont.)

(2)      RSUs are subject to the vesting condition under the Liquidity Event, as discussed in Note 8 — Share Based Compensation. As these securities are considered as contingently issuable shares where the contingency has not been met at the end of the reporting period, they are excluded from the dilutive net income (loss) per share calculation for the periods presented.

(3)      Contingent consideration payable to In2vate is considered as contingently issuable shares where liquidity events noted in Note 3 — Acquisitions have not been met at the end of the reporting period. Therefore, these shares have been excluded from the dilutive net (loss) income per share calculation for the periods presented.

(4)      If-converted method was applied to the Convertible Notes, in which the impact was anti-dilutive for the nine months ended September 30, 2023. Therefore, they are excluded from the dilutive EPS calculation.

(5)      Restricted Shares were excluded from dilutive earnings per share calculation for the nine months ended September 30, 2023 as the impact of including such shares would be anti-dilutive.

12. Payroll Taxes Payable

The Company had not paid employment payroll taxes for the periods from inception through December 31, 2021. The federal and state withholding tax and employer payroll taxes liability from inception of the Company through December 31, 2021 and related penalties and interest were recorded within Payroll Taxes Payable on the condensed consolidated balance sheets. The total liability was $3.0 million and $2.8 million as of September 30, 2023 and December 31, 2022, respectively. The related charge for these accruals is recorded to Selling, General, and Administrative Expenses within the condensed consolidated statements of operations. The related charge was $0.2 million and $0.4 million for the nine months ended September 30, 2023 and 2022, respectively.

13. Fair Value Measurements

The Company’s financial instruments consist of its warrant liability, 2020 Term Loans, SBA Loan, 2021 Term Loans, Convertible Notes, and Subordinated Payable to Technology Partner.

The carrying value and estimated fair value of the Company’s 2020 Term Loans, SBA Loan, 2021 Term Loans, Convertible Notes, and Subordinated Payable to Technology Partner of September 30, 2023, and December 31, 2022, were as follows:

	September 30, 2023			December 31, 2022
	Principal Amount	Carrying Amount	Fair Value	Principal Amount	Carrying Amount	Fair Value
	(In thousands)
2020 Term Loans	$3,743	$3,366	$3,743	$6,708	$5,615	$6,708
2021 Term Loans	14,196	13,164	14,196	13,377	12,076	13,377
Convertible Notes	10,900	15,325	15,325	—	—	—
Other Loans	160	160	160	160	160	160
Subordinated Payable to Technology Partner	48,746	48,746	48,746	47,495	47,495	47,495
	$77,745	$80,761	$82,170	$67,740	$65,346	$67,740

With respect to the 2020 Term Loans, SBA Loan, 2021 Term Loans, and Subordinated Payable to Technology Partner, the Company concluded the fair value approximated the principal value as of September 30, 2023, and December 31, 2022.

The fair value of the Convertible Notes is estimated using a scenario-based approach considering the possible scenarios and events as provided by Management, the conversion feature and the payoffs of the Convertible Notes within each scenario.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Fair Value Measurements (cont.)

The fair value of the warrant liability was determined using an option pricing model which utilized the following level 3 inputs:

	September 30, 2023
	Private Sale Scenario (10% Probability)	SPAC Scenario (90% Probability)
Volatility	65.0%	50.0%
Risk-free interest rate	5.3%	5.5%
Dividend yield	0.0%	0.0%
Exercise price	$6.94	$6.94
Term	1.3 Years	0.3 Years
Equity value(1)	$520,586,359	$1,209,248,990

____________

(1)      Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

December 31, 2022
Volatility	72.0%
Risk-free interest rate	4.5%
Dividend yield	0.0%
Exercise price	$6.94
Term	2.0 Years
Equity value(1)	$514,210,000

____________

(1)      Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

The Company’s liabilities measured at fair value on a recurring basis were categorized as follows within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	(In thousands)
Liabilities
Warrant liability	$—	—	$8,841	$8,841
Convertible Note			15,325	15,325
Total liabilities	$—	—	$24,166	$24,166

The following table summarizes the activity for the Company’s Level 3 liabilities measured at fair value:

Warrant Liability
(In thousands)
Balance as of December 31, 2022	$7,645
Issuance	515
Change in fair value	681
Balance as of September 30, 2023	$8,841

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Fair Value Measurements (cont.)

Convertible Notes
(In thousands)
Balance as of December 31, 2022	$—
Issuance	10,900
Change in fair value	4,425
Balance as of September 30, 2023	$15,325

During the nine months ended September 30, 2023, and 2022, there were no transfers between Level 1 and Level 2, nor into and out of Level 3.

14. Commitments and Contingencies

Contingencies

The Company carefully evaluates potential loss contingencies that are deemed to be both probable and reasonably estimable. As of September 30, 2023, the Company has not recorded any loss contingencies in its condensed consolidated financial statements.

While the Company does not anticipate that the resolution of any ongoing matters will have a material impact on its results of operations, financial condition, or cash flows, it is important to note that the ultimate outcome of these matters remains uncertain. In the event of an unfavorable resolution of one or more of these contingencies, it could have a material effect on the Company’s financial condition, results of operations, or cash flows.

The Company will continue to monitor these matters and disclose any significant developments or changes in future financial statements as necessary.

Purchase Commitments

The Company entered into a long-term software licensing contract with a major customer that commenced in 2018 and is set to expire in 2024. The contract has an annual value of $50.3 million. As part of the agreement, the Company installs its software licenses on the customer’s servers, and in exchange, the customer pays an annual fee for access to the software license and related maintenance services. Additionally, the Company has a separate contract with the customer for the purchase of the customer’s end-user data. This data is essential for the Company’s development and utilization of its next-generation artificial intelligence platform. The annual price for this data acquisition amounts to approximately $30.0 million.

The sale of the software license and the purchase of the customer’s end-user data are treated as distinct and independent transactions. Furthermore, the software licensing contract and the data acquisition contract can be canceled individually without affecting the other contract, with the data acquisition contract requiring twelve months’ notice for cancellation by either party. Due to the distinct nature of the data acquisition from the customer, which is obtained at fair value and used primarily for research and development purposes, the revenue generated from the software licensing contract is recognized on a gross basis. Conversely, the expenses associated with the data acquisition are also recognized on a gross basis and classified as research and development expenses.

This accounting treatment accurately reflects the separate nature of these transactions and ensures appropriate recognition of revenue and expenses related to the software licensing and data acquisition activities.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Commitments and Contingencies (cont.)

Financial Advisor Agreement

The Company has a financial advisory agreement in place with a designated financial advisor to assist with any future equity fundraising activities. According to the terms of the agreement, the financial advisor will receive compensation based on the following structure:

For equity raises comprising less than a majority of the Company’s equity capitalization, the financial advisor will be entitled to a fee equal to 5.0% of the gross proceeds generated from the equity raise.

In the event of an equity raise comprising a majority of the Company’s equity capitalization, the financial advisor’s compensation will be calculated based on the greater of the following:

i)       A flat fee of $3.5 million.

ii)      1.0% of the aggregate value of the equity raise up to $1.0 billion, plus an additional 1.5% of the portion of the aggregate value of the equity raise that exceeds $1.0 billion.

These compensation terms outline the financial advisor’s entitlement to fees based on the successful completion of equity fundraising activities. The specific fee structure ensures that the financial advisor’s compensation aligns with the scale and significance of the equity raise, considering the Company’s equity capitalization and the total value of the funds raised.

Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, such litigation is not expected to have a material effect on the Company’s financial condition, results of operations, and cash flows.

15. Related-Party Transactions

Receivables from Related Party

The Company had outstanding receivables from Directors in the amounts of $0.5 million and $0.6 million as of September 30, 2023 and December 31, 2022, respectively related to expenses that the Company incurred on behalf of the Directors.

16. Subsequent Events

The Company has evaluated all events subsequent to September 30, 2023 and through December 1, 2023, which represents the date these condensed consolidated financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the condensed consolidated financial statements other than those described below.

On October 1, 2023, the Company drew down $1.1 million of principal on the Convertible Notes. On October 2, 2023, the Company drew down an additional $0.75 million of principal on the Convertible Notes. On October 26, 2023, the Company further drew down $3.0 million of principal on Convertible Notes. On December 1 2023, the Company drew down an additional $0.9 million of principal on Convertible Notes. The Company has drawn a total of $16.7 million of principal under this arrangement through the date of these consolidated financial statements. See Note 7 — Convertible Notes for further discussion.

On October 31, 2023, the Company entered a Loan and Security Agreement with WTI Fund X, Inc. (the “2023 Lender”), pursuant to which the 2023 Lender made available to the Company a term loan facility with an aggregate principal amount of $10.0 million (the “2023 Term Loan”). On October 31, 2023, the Company drew down the full principal amount of $10.0 million. In connection with the 2023 Term Loan, the Company issued to WTI Fund X, LLC, an affiliate of the 2023 Lender, warrants to purchase 220,681 shares of common shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Arrowroot Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Arrowroot Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, statement of changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 6, 2023 (but no later than February 4, 2024) then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
March 31, 2023

PCAOB ID Number 100

ARROWROOT ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash	$145,980	$262,671
Prepaid expenses	76,350	514,553
Total Current Assets	222,330	777,224
Cash and investments held in trust account	290,737,917	287,523,634
TOTAL ASSETS	$290,960,247	$288,300,858
LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,063,841	$1,177,911
Income tax payable	383,410	—
Convertible promissory note – related party	1,500,000	750,000
Total Current Liabilities	2,947,251	1,927,911
Deferred underwriting fee payable	10,062,500	10,062,500
Warrant liabilities	110,000	11,991,250
Total Liabilities	13,119,751	23,981,661
Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 28,750,000 shares issued and outstanding at approximately $10.10 and $10.00 per share redemption value at December 31, 2022 and 2021, respectively	290,317,507	287,500,000
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized, none issued and outstanding (excluding 28,750,000 subject to possible redemption)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,187,500 shares issued and outstanding as of December 31, 2022 and 2021	719	719
Additional paid-in capital	—	—
Accumulated deficit	(12,477,730)	(23,181,522)
Total Stockholders’ Deficit	(12,477,011)	(23,180,803)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$290,960,247	$288,300,858

The accompanying notes are an integral part of the financial statements.

ARROWROOT ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
General and administrative expenses	$1,555,038	$3,858,771
Loss from operations	(1,555,038)	(3,858,771)
Other income:
Change in fair value of warrant liabilities	11,881,250	8,680,000
Interest earned on Marketable securities held in Trust Account	3,945,497	23,634
Total other income	15,826,747	8,703,634
Income before provision for income taxes	14,271,707	4,844,863
Provision for income taxes	(750,410)	—
Net income	$13,521,299	$4,844,863

Weighted average shares outstanding, Class A common stock	28,750,000	23,866,438
Basic and diluted net income per share, Class A common stock	$0.38	$0.16
Basic Weighted average shares outstanding, Class B common stock	7,187,500	7,025,685
Basic net income per common share, Class B common stock	$0.38	$0.16
Diluted Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500
Diluted net income per share, Class B common stock	$0.38	$0.16

The accompanying notes are an integral part of the financial statements.

ARROWROOT ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	—	$—	7,187,500	$719	$29,281	$(1,724)	$28,276
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	(689,281)	(28,024,661)	(28,713,942)
Sale of 8,250,000 Private Placement Warrants	—	—	—	—	660,000	—	660,000
Net income	—	—	—	—	—	4,844,863	4,844,863
Balance – December 31, 2021	—	$—	7,187,500	$719	$—	$(23,181,522)	$(23,180,803)
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	—	(2,817,507)	(2,817,507)
Net income	—	—	—	—	—	13,521,299	13,521,299
Balance – December 31, 2022	—	$—	7,187,500	$719	$—	$(12,477,730)	$(12,477,011)

The accompanying notes are an integral part of the financial statements.

ARROWROOT ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash Flows from Operating Activities:
Net income	$13,521,299	$4,844,863
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(3,945,497)	(23,634)
Change in fair value of warrant liabilities	(11,881,250)	(8,680,000)
Transaction costs allocable to warrant liabilities	—	760,022
Changes in operating assets and liabilities:
Prepaid expenses	438,203	(514,553)
Accrued expenses	(114,070)	1,176,870
Income taxes payable	383,410	—
Net cash used in operating activities	(1,597,905)	(2,436,432)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(287,500,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	731,214	—
Net cash provided by (used in) investing activities	731,214	(287,500,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	281,750,000
Proceeds from sale of Private Placement Warrants	—	8,250,000
Proceeds from promissory note – related party	—	149,992
Repayment of promissory note – related party	—	(149,992)
Proceeds from convertible promissory note – related party	750,000	750,000
Payment of offering costs	—	(572,862)
Net cash provided by financing activities	750,000	290,177,138
Net Change in Cash	(116,691)	240,706
Cash – Beginning	262,671	21,965
Cash – Ending	$145,980	$262,671
Supplementary cash flow information:
Cash paid for income taxes	$367,000	$—
Non-cash investing and financing activities:
Deferred underwriting fee payable	$—	$10,062,500

The accompanying notes are an integral part of the financial statements.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Arrowroot Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on November 5, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity through December 31, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined above).

The registration statement for the Company’s Initial Public Offering was declared effective on March 1, 2021. On March 4, 2021, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Arrowroot Acquisition LLC (the “Sponsor”), generating gross proceeds of $8,250,000.

Transaction costs amounted to $16,392,714, consisting of $5,750,000 in cash underwriting fees, net of reimbursements, $10,062,500 of deferred underwriting fees and $580,214 of other offering costs.

Following the closing of the Initial Public Offering on March 4, 2021, an amount of $287,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding any deferred underwriting fees and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

On February 28, 2023, the Company held a special meeting of stockholders (the “Extension Meeting”) to vote to extend the date (“Termination Date”) by which it must either (a) consummate and initial business combination, or (b) (i) cease all operations except for the purpose of winding up if the Company fails to complete such initial business combination and (ii) redeem all of the shares of the Company’s common stock, included as part of the initial public offering units, from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors if requested by the sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024 (each, an “Additional Charter Extension Date”) or a total of up to eleven months after the Original Termination Date, unless the closing of an initial business combination shall have occurred prior thereto (the “Extension,” such extension deadline, the “Extension Date,” and such proposal, the “Extension Proposal”). The Extension proposal was approved by the stockholders.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by the Extension Date and (c) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company has until the Extension Date to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

On December 29, 2021, the Company issued an unsecured convertible promissory note (the “Second Promissory Note”) with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the Convertible Promissory Note. Following this draw down, the full $1,500,000 available under the Convertible Promissory Note was outstanding. There are no remaining funds available under the Second Promissory Note for future drawdowns. As of December 31, 2022 and 2021, $1,500,000 and $750,000 were drawn down on this Second Promissory Note, respectively.

The Second Promissory Note is subject to the Sponsor’s approval and does not bear interest. The principal balance of the note will be payable on the earliest to occur of (i) the date on which the Company consummates its initial business combination or (ii) the date that the winding up of the Company is effective (such date, the “Maturity Date”). In the event the Company consummates its initial business combination, the Sponsor has the option on the Maturity Date to convert all or any portion of the principal outstanding under the Second Promissory Note into that number of warrants (“Working Capital Warrants”) equal to the portion of the principal amount of the Second Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of the Working Capital Warrants, if any, would be identical to the terms of the private placement warrants issued by the Company at the time of its initial public offering, as described in the prospectus for the initial public offering dated March 1, 2021 and

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

filed with the SEC, including the transfer restrictions applicable thereto. The Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Second Promissory Note and all other sums payable with regard to the Second Promissory Note becoming immediately due and payable.

As of December 31, 2022, the Company had $145,980 of cash held outside its trust account for use as working capital, $290,737,917 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $2,687,921. As of December 31, 2022, $3,945,497 of deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. As of December 31, 2022, the Company withdrew an amount of $731,214 to pay income and franchise taxes. In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below.

Management expects to incur significant costs in pursuit of its acquisition plans. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, it would repay such loaned amounts. The Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete a Business Combination by the Extension Date, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Extension Date. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

The Company’s portfolio of investments held in Trust Account is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs associated with warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A common stock issued were initially charged to temporary equity and then accreted to Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. Offering costs amounted to $16,392,714, of which $760,022 was allocated to the warrant liabilities and charged to the statements of operations.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at redemption value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

At December 31, 2022 and 2021, the Class A common stock subject to redemption reflected in the balance sheets are reconciled in the following table:
Gross proceeds	$287,500,000
Less:
Proceeds allocated to Public Warrants	(13,081,250)
Class A common stock issuance costs	(15,632,692)
Plus:
Accretion of carrying value to redemption value	28,713,942

Class A common stock subject to possible redemption at December 31, 2021	$287,500,000
Plus:
Accretion of carrying value to redemption value	2,817,507
Class A common stock subject to possible redemption at December 31, 2022	$290,317,507

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriter of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and one-half of one redeemable warrant (“Public Warrant”). The Public Warrants for periods where no observable traded price was available were valued using a Monte Carlo simulation. The Private Placement Warrants are valued using a modified Black Scholes Option Pricing Model. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value of the Public Warrants as of each relevant date (see Note 10).

Second Promissory Note

The Company accounts for its Second Promissory Note under ASC 815, “Derivatives and Hedging” (“ASC 815”). Under 815-15-25, the election can be made at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825, “Financial Instruments” (“ASC 825”). The Company has made such election for its Second Promissory Note. Using the fair value option, the Second Promissory Note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Differences between the face value of the Second Promissory Note and fair value at issuance are recognized as either an expense in the statements of operations (if issued at a premium) or as a capital contribution (if issued at a discount). Any material changes in the estimated fair value of the Second Promissory Note are recognized as non-cash gains or losses in the statements of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement’s carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The company has two classes of common stock, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of common stock. Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from income (loss) per common share as the redemption value approximates fair value.

The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 22,625,000 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As of December 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
	Year Ended December 31, 2022		Year Ended December 31, 2021
	Class A	Class B	Class A	Class B
Basic net income per common stock
Numerator:
Allocation of net income, as adjusted	$10,817,039	$2,704,260	$3,723,509	$1,101,850
Denominator:
Basic weighted average shares outstanding	28,750,000	7,187,500	23,866,438	7,025,685
Basic net income per common share	$0.38	$0.38	$0.16	$0.16
	Year Ended December 31, 2022		Year Ended December 31, 2021
	Class A	Class B	Class A	Class B
Diluted net income per common stock
Numerator:
Allocation of net income, as adjusted	$10,817,039	$2,704,260	$3,723,509	$1,121,354
Denominator:
Diluted weighted average shares outstanding	28,750,000	7,187,500	23,866,438	7,187,500
Diluted net income per common share	$0.38	$0.38	$0.16	$0.16

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, other than the warrant liabilities (see Note 10).

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriter of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,250,000 Private Placement Warrants, at a price of $1.00 per warrant, or $8,250,000 in the aggregate. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 9). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In November 2020, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $30,000. Subsequently, in December 2020 the Company effectuated a 5-for-4 stock split, pursuant to which an additional 1,437,500 shares of Class B common stock were issued, resulting in an aggregate of 7,187,500 Founder Shares issued and outstanding. The Founder Shares included an aggregate of up to 937,500 Founder Shares subject to forfeiture to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. In January 2021, the Sponsor transferred 40,000 founder shares to each of three director nominees, none of which are subject to forfeiture in the event that the underwriter’s over-allotment option was not exercised in full. As a result of the underwriter’s election to fully exercise their over-allotment option March 4, 2021, no Founder Shares are currently subject to forfeiture.

The transfer of the Founders Shares to the Company’s director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Support Agreement

The Company entered into an agreement, commencing on March 4, 2021, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $20,000 per month for office space, secretarial, and administrative support services. For the years ended December 31, 2022 and 2021, the Company incurred and paid $240,000 and $200,000 in fees for these services, respectively. There were no amounts outstanding in fees for these services at December 31, 2022 and 2021.

Promissory Notes — Related Parties

On December 21, 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) July 31, 2021 or (ii) the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $149,992 was repaid at the closing of the Initial Public Offering on March 4, 2021. No future borrowings are permitted.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

On December 29, 2021, the Company issued its Second Promissory Note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. The note was issued in connection with advances the Sponsor may make in the future, to the Company for working capital expenses. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the Second Promissory Note. Following this draw down, the full $1,500,000 available under the Second Promissory Note was outstanding. There are no remaining funds available under the Second Promissory Note for future drawdowns. Management has determined the fair value of the Second Promissory Note is more accurately recorded at par since the conversion price is significantly higher than the value of the warrants. No arm’s-length transaction by a note holder would result in a conversion with this fact pattern, thus it is a more accurate depiction with recording at par. As such no fair value change was booked to the statements of operations. As of December 31, 2022 and 2021, $1,500,000 and $750,000 were drawn down on this Second Promissory Note, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. Although a number of vaccines for COVID-19 have been developed and are in the process of being deployed in certain countries, including the United States, the timing for widespread vaccination is uncertain,

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

and these vaccines may be less effective against new mutated strains of the virus. The impact of this coronavirus continues to evolve and is affecting the economies of many nations, individual companies and markets in general and may continue to last for an extended period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on March 4, 2021, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $10,062,500 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 28,750,000 shares of Class A common stock issued and outstanding, which are subject to possible redemption and presented as temporary equity.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 7,187,500 shares of common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into Class A common stock upon the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with our initial business combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion, including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8. WARRANT LIABILITIES

As of December 31, 2022 and 2021, there were 14,375,000 Public Warrants outstanding. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will become exercisable on the later of 30 days after the completion of our initial business combination or 12 months from the closing of this offering and will expire five years after the completion of our initial Business Combination or earlier upon redemption or the Company’s liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 8. WARRANT LIABILITIES (cont.)

Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company for cash, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 8. WARRANT LIABILITIES (cont.)

As of December 31, 2022 and 2021, there were 8,250,000 Private Placement Warrants outstanding. Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. INCOME TAXES

The Company did not have any significant deferred tax assets or liabilities as of December 31, 2022 and 2021.

The Company’s net deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax asset
Net operating loss carryforward	$—	$37,304
Startup/Organization Expenses	890,822	608,832
Total deferred tax asset	890,822	646,136
Valuation allowance	(890,822)	(646,136)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	Year ended December 31, 2022	Year ended December 31, 2021
Federal
Current	$750,410	$—
Deferred	(244,686)	(645,774)

State
Current	—	—
Deferred	—	—

Change in valuation allowance	244,686	645,774
Income tax provision	$750,410	$—

As of December 31, 2022 and 2021, the Company had $0 and $175,916 of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2022 and 2021, the change in the valuation allowance was $244,686 and $645,774, respectively.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 9. INCOME TAXES (cont.)

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Change in fair value of warrant liabilities	(17.50)%	(37.60)%
Transaction costs allocable to warrant liabilities	0.00%	3.30%
Change in valuation allowance	1.70%	13.30%
Income tax provision	5.20%	0.00%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 10. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

•        Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•        Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

•        Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2022, assets held in the Trust Account were comprised of $279,107,161 in U.S. Treasury Bills and U.S. Treasury Notes and $11,338,047 in money market funds which are invested primarily in U.S. Treasury Securities and $292,710 in cash. At December 31, 2021, assets held in the Trust Account were comprised of $287,523,555 in money market funds which are invested primarily in U.S. Treasury Securities and $79 in cash. During the year ended December 31, 2022, the Company withdrew an amount of $731,214 in interest income from the Trust Account to pay franchise and income taxes.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Description	Level	December 31, 2022	December 31, 2021
Assets:
Investments held in Trust Account	1	$290,737,917	$287,523,555

Liabilities:
Warrant Liabilities – Public Warrants	1	$70,000	$7,618,750
Warrant Liabilities – Private Placement Warrants	3	$40,000	$4,372,500

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The Private Placement Warrants are valued using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the initial public offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants. For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrants was used as the fair value of the Public Warrants as of each relevant date. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market.

The key inputs into the Modified Black Scholes model for the Level 3 Warrants were as follows:

Input	December 31, 2022	December 31, 2021
Market price of public shares	$10.04	$9.70
Risk-free rate	3.94%	1.30%
Dividend yield	0.00%	0.00%
Exercise price	$11.50	$11.50
Volatility	0.0%	9.50%
Term to expiration (years)	0.42	5.0

The following tables present the changes in the fair value of Level 3 warrant liabilities:

Private Placement
Fair value as of January 1, 2022	$4,372,500
Change in fair value	(4,332,500)
Fair value as of December 31, 2022	$40,000
	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2021	$—	$—	$—
Initial measurement on March 4, 2021	7,590,000	13,081,250	20,671,250
Change in fair value	(3,217,500)	(1,581,250)	(4,798,750)
Transfers to Level 1	—	(11,500,000)	(11,500,000)
Fair value as of December 31, 2021	$4,372,500	$—	$4,372,500

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement year ended December 31, 2021 was $11,500,000. There were no transfers from a Level 3 measurement to a Level 2 during the year ended December 31, 2022.

ARROWROOT ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 28, 2023, the Company held a special meeting of stockholders (the “Extension Meeting”) to vote to extend the date (“Termination Date”) by which it must either (a) consummate and initial business combination, or (b) (i) cease all operations except for the purpose of winding up if the Company fails to complete such initial business combination and (ii) redeem all of the shares of the Company’s common stock, included as part of the initial public offering units, from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors if requested by the sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024 (each, an “Additional Charter Extension Date”) or a total of up to eleven months after the Original Termination Date, unless the closing of an initial business combination shall have occurred prior thereto (the “Extension,” such extension deadline, the “Extension Date,” and such proposal, the “Extension Proposal”). The Extension proposal was approved by the stockholders.

On February 23, 2023 and on March 6, 2023, the Company issued an unsecured promissory note in the principal amount of up to $500,000 and $1,760,000, respectively (together the “Notes”) to the Sponsor. The Notes do not bear interest and mature upon closing of the Company’s Business Combination. In the event that Arrowroot does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

ARROWROOT ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets
Cash	$639,819	$145,980
Prepaid expenses	21,667	76,350
Total Current Assets	661,486	222,330
Cash and investments held in Trust Account	46,049,915	290,737,917
TOTAL ASSETS	$46,711,401	$290,960,247
LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$2,953,015	$1,063,841
Income tax payable	20,279	383,410
Promissory note – related party	2,180,000	—
Forward purchase agreement liability	1,500,000	—
Convertible promissory notes – related party	2,140,000	1,500,000
Total Current Liabilities	8,793,294	2,947,251
Deferred underwriting fee payable	10,062,500	10,062,500
Warrant liabilities	4,072,500	110,000
Total Liabilities	22,928,294	13,119,751
Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 4,445,813 and 28,750,000 shares issued and outstanding at approximately $10.36 and $10.10 per share redemption value at September 30, 2023 and December 31, 2022, respectively	46,049,915	290,317,507
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized, none issued and outstanding (excluding 4,445,813 and 28,750,000 subject to possible redemption) as of September 30, 2023 and December 31, 2022	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,187,500 shares issued and outstanding as of September 30, 2023 and December 31, 2022	719	719
Accumulated deficit	(22,267,527)	(12,477,730)
Total Stockholders’ Deficit	(22,266,808)	(12,477,011)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$46,711,401	$290,960,247

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ARROWROOT ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$1,638,429	$355,529	$3,851,311	$1,126,963
Loss from operations	(1,638,429)	(355,529)	(3,851,311)	(1,126,963)

Other income (expense):
Change in fair value of warrant liabilities	1,583,750	240,000	(3,962,500)	11,081,250
Change in fair value of forward purchase agreement	—	—	(1,500,000)	—
Interest expense – promissory note	(26,466)	—	(31,356)	—
Interest earned on cash and investments held in Trust Account	435,890	1,229,862	3,049,715	1,592,222
Total other income (expense), net	1,993,174	1,469,862	(2,444,141)	12,673,472

Income (Loss) before provision for income taxes	354,745	1,114,333	(6,295,452)	11,546,509
Provision for income taxes	(79,210)	(244,044)	(502,869)	(265,764)
Net income (loss)	$275,535	$870,289	$(6,798,321)	$11,280,745

Weighted average shares outstanding, Class A common stock	4,445,813	28,750,000	9,965,445	28,750,000
Basic and diluted net income (loss) per share, Class A common stock	$0.02	$0.02	$(0.40)	$0.31

Weighted average shares outstanding, Class B common stock	7,187,500	7,187,500	7,187,500	7,187,500
Basic and diluted net income (loss) per share, Class B common stock	$0.02	$0.02	$(0.40)	$0.31

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ARROWROOT ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	—	$—	7,187,500	$719	$—	$(12,477,730)	$(12,477,011)
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	—	(2,355,234)	(2,355,234)
Net loss	—	—	—	—	—	(1,694,692)	(1,694,692)
Balance – March 31, 2023 (unaudited)	—	—	7,187,500	719	—	(16,527,656)	(16,526,937)
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	—	121,070	121,070
Net loss	—	—	—	—	—	(5,379,164)	(5,379,164)
Balance – June 30, 2023 (unaudited)	—	$—	7,187,500	$719	$—	$(21,785,750)	$(21,785,031)
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	—	(757,312)	(757,312)
Net income	—	—	—	—	—	275,535	275,535
Balance – September 30, 2023 (unaudited)	—	$—	7,187,500	$719	$—	$(22,267,527)	$(22,266,808)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	7,187,500	$719	$—	$(23,181,522)	$(23,180,803)
Net income	—	—	—	—	—	5,921,767	5,921,767
Balance – March 31, 2022 (unaudited)	—	—	7,187,500	719	—	(17,259,755)	(17,259,036)
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	—	(63,459)	(63,459)
Net income	—	—	—	—	—	4,488,689	4,488,689
Balance – June 30, 2022 (unaudited)	—	—	7,187,500	719	—	(12,834,525)	(12,833,806)
Accretion of class A common stock subject to redemption amount	—	—	—	—	—	(654,605)	(654,605)
Net income	—	—	—	—	—	870,289	870,289
Balance – September 30, 2022 (unaudited)	—	$—	7,187,500	$719	$—	$(12,618,841)	$(12,618,122)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ARROWROOT ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(6,798,321)	$11,280,745
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(3,049,716)	(1,592,222)
Change in fair value of warrant liabilities	3,962,500	(11,081,250)
Change in fair value of forward purchase agreement	1,500,000	—
Changes in operating assets and liabilities:
Prepaid expenses	54,683	308,805
Accrued expenses	1,889,174	(124,362)
Income tax payable	(363,131)	207,764
Net cash used in operating activities	(2,804,811)	(1,000,520)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(1,120,000)	—
Cash withdrawn from Trust Account for payment of franchise and income tax obligations	1,598,650	339,214
Cash withdrawn from Trust Account in connection with redemptions	247,259,068	—
Net cash provided by investing activities	247,737,718	339,214

Cash Flows from Financing Activities:
Proceeds from non-convertible promissory note – related party	2,180,000	—
Proceeds from convertible first promissory note – related party	—	750,000
Proceeds from convertible second promissory note – related party	640,000	—
Redemption of common stock	(247,259,068)	—
Net cash (used in) provided by financing activities	(244,439,068)	750,000

Net Change in Cash	493,839	88,694
Cash – Beginning of the period	145,980	262,671
Cash – End of the period	$639,819	$351,365

Supplementary cash flow information:
Cash paid for income taxes	$866,000	$58,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Arrowroot Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on November 5, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2023, the Company had not commenced any operations. All activity through September 30, 2023 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination, including activities in connection with the Proposed Business Combination (as defined and discussed below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the cash held in the Trust Account (as defined below).

On February 28, 2023, the Company’s stockholders held a special meeting (the “Special Meeting”) and approved and adopted an amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to extend the period of time for which the Company is required to consummate a Business Combination from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial Business Combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of the Board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024 (each, an “Additional Charter Extension Date”) for a total of up to eleven months after the Original Termination Date, unless the closing of an initial Business Combination shall have occurred prior thereto (the “Extension”, such extension deadline, the “Extension Date”, and such proposal, the “Extension Proposal”). In connection with the Extension, shareholders holding 24,304,187 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account at a redemption price of approximately $10.17 per share. As a result, following the Special Meeting, approximately $247,259,068 in cash was removed from the Trust Account to pay such holders.

The registration statement for the Company’s Initial Public Offering was declared effective on March 1, 2021. On March 4, 2021, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Arrowroot Acquisition LLC (the “Sponsor”), generating gross proceeds of $8,250,000.

Transaction costs amounted to $16,392,714, consisting of $5,750,000 in cash underwriting fees, net of reimbursements, $10,062,500 of deferred underwriting fees and $580,214 of other offering costs.

Following the closing of the Initial Public Offering on March 4, 2021, an amount of $287,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding any deferred underwriting fees and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by the Extension Date and (c) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

The Company has until the Extension Date to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On April 27, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ARAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and iLearningEngines, Inc., a Delaware corporation (“iLearningEngines”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement (the “Proposed Business Combination”):

(i)     at the closing of the Proposed Business Combination (the “Closing”), in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into iLearningEngines, the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company (the “Merger”); and

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

(ii)    as a result of the Merger, among other things, the outstanding shares of common stock of iLearningEngines (other than shares subject to iLearningEngines equity awards, treasury shares and dissenting shares) will be cancelled in exchange for the right to receive a number of shares of common stock of the Surviving Corporation equal to (x) the sum of (i) the Base Purchase Price (as defined below), minus (ii) the dollar value of the Company Incentive Amount (as defined below), plus (iii) the aggregate exercise price of the Company Warrants (as defined in the Merger Agreement) that are issued and outstanding immediately prior to the Effective Time, minus (iv) the aggregate amount of Note Balance (as defined in the Merger Agreement) divided by (y) $10.00. The “Base Purchase Price” means an amount equal to $1,285,000,000. The “Company Incentive Amount” means (x) the number of shares of the Company Class A Common Stock issuable to iLearningEngines securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which iLearningEngines and the Company agree, at least two (2) business days prior to the Closing, to issue to certain private placement investors and non-redeeming stockholders (which amount will equal 82.03125% of all such shares issued to such investors and non-redeeming stockholders, with the remainder being contributed by the Sponsor), multiplied by (y) $10.00.

The Board of Directors of the Company (the “Board”) has (i) approved and declared advisable the Merger Agreement and the Proposed Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of the Company.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Proposed Business Combination and related agreements and transactions by the respective shareholders of the Company and iLearningEngines, (ii) effectiveness of the registration statement on Form S-4 to be filed by the Company in connection with the Proposed Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any injunction, order, statute, rule, or regulation enjoining or prohibiting the consummation of the Merger, (v) that the Company have at least $5,000,001 of net tangible assets upon Closing and (vi) receipt of approval for listing on Nasdaq the shares of common stock of the Surviving Corporation to be issued in connection with the Merger.

Other conditions to the Company’s obligations to consummate the Merger include, among others, that as of the Closing, (i) iLearningEngines shall have performed all covenants in all material respects and (ii) no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date of the Merger Agreement and Closing.

Other conditions to iLearningEngines’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Company shall have performed all covenants in all material respects (ii) no Acquiror Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date of the Merger Agreement and Closing and (iii) the amount of cash available in the Trust Account into which substantially all of the proceeds of the Company’s initial public offering and private placement of its warrants have been deposited for the benefit of its public shareholders, together with the proceeds of certain private placement investments in the Company or iLearningEngines prior to closing and subject to the deductions and conditions set forth in the Merger Agreement, including deductions for certain the Company transaction expenses, is at least equal to or greater than $100,000,000.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not solicit, initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) iLearningEngines to prepare and deliver to the Company certain audited and unaudited consolidated financial statements of iLearningEngines, (iv) the Company to prepare and file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of the Company shareholders of certain proposals regarding the Proposed Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Liquidity and Going Concern

On December 29, 2021, the Company issued an unsecured convertible promissory note (the “First Promissory Note”) with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this draw down, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns. As of September 30, 2023 and December 31, 2022, $1,500,000 and $1,500,000 were outstanding under this First Promissory Note, respectively.

The First Promissory Note is subject to the Sponsor’s approval and does not bear interest. The principal balance of the note will be payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination or (ii) the date that the winding up of the Company is effective (such date, the “Maturity Date”). In the event the Company consummates its initial Business Combination, the Sponsor has the option on the Maturity Date to convert all or any portion of the principal outstanding under the First Promissory Note into that number of warrants (“Working Capital Warrants”) equal to the portion of the principal amount of the First Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of the Working Capital Warrants, if any, would be identical to the terms of the private placement warrants issued by the Company at the time of its initial public offering, as described in the prospectus for the initial public offering dated March 1, 2021 and filed with the SEC, including the transfer restrictions applicable thereto. The First Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the First Promissory Note and all other sums payable with regard to the First Promissory Note becoming immediately due and payable.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants or any other security pursuant to its terms. As of September 30, 2023, the Company had $500,000 outstanding balance under this Second Promissory Note.

In connection with the approval by the Company’s stockholders of the Extension Date at the Special Meeting, the Sponsor issued to the Company an unsecured promissory note that matures upon the Company closing its initial Business Combination (the “Third Promissory Note”). Following the Extension Proposal being approved, the Sponsor funded $640,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Special Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Special Meeting (if all seven additional monthly extensions are exercised). As of September 30, 2023, the Company had $1,120,000 outstanding balance under this Third Promissory Note. If the Company completes an initial Business Combination, the Company will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued in connection with the Company’s initial public offering. If the Company does not complete an initial Business Combination by the Extension Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, the Company issued an unsecured promissory note (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”) in the principal amount of $2,000,000 to the Sponsor, of which $700,000 was funded by the Sponsor upon execution of the Fourth Promissory Note. On September 27, 2023, the Company drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. There remains $800,000 available under the Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of the Company’s initial Business Combination. In the event that the Company does

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

not consummate an initial Business Combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Maturity Date upon request by the Company subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable.

Notwithstanding the original terms of the Promissory Notes, the Company and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000 then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

As of September 30, 2023, the Company had $639,819 of cash held outside its Trust Account for use as working capital, $46,049,915 in cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $8,131,808. As of September 30, 2023, $471,785 of deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. As of September 30, 2023, the Company withdrew an amount of $2,329,864 to pay income and franchise taxes and approximately $247,259,068 in connection with redemption. In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below.

Management expects to incur significant costs in pursuit of its acquisition plans. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, it would repay such loaned amounts. The Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete a Business Combination by the Extension Date, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Extension Date. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

condensed consolidated or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023. The interim results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these unaudited

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

condensed consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2023 and December 31, 2022.

Cash and Marketable Securities held in Trust Account

Prior to the Special Meeting, the Company’s portfolio of investments held in Trust Account was comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account were classified as trading securities. Trading securities are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest income earned from investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. In connection with the Special Meeting, the Company liquidated its portfolio of investments held in the Trust Account and converted it into cash held in the Trust Account.

Offering Costs

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the condensed consolidated balance sheet date that are directly related to the Initial Public Offering. Offering costs associated with warrant liabilities were expensed as incurred in the unaudited condensed consolidated statements of operations. Offering costs associated with the Class A common stock issued were initially charged to temporary equity and then accreted to Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. Offering costs amounted to $16,392,714, of which $760,022 was allocated to the warrant liabilities and charged to the unaudited condensed consolidated statements of operations.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at redemption value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At September 30, 2023 and December 31, 2022, the Class A common stock subject to redemption reflected in the condensed consolidated balance sheets is reconciled in the following table:
Gross proceeds	$287,500,000
Less:
Proceeds allocated to Public Warrants	(13,081,250)
Class A common stock issuance costs	(15,632,692)
Plus:
Remeasurement of carrying value to redemption value	31,531,449
Class A common stock subject to possible redemption at December 31, 2022	290,317,507
Less:
Redemption	(247,259,068)
Plus:
Remeasurement of carrying value to redemption value	2,355,234
Class A common stock subject to possible redemption at March 31, 2023	45,413,673
Less:
Remeasurement of carrying value to redemption value	(121,070)
Class A common stock subject to possible redemption at June 30, 2023	45,292,603
Less:
Remeasurement of carrying value to redemption value	757,312
Class A common stock subject to possible redemption at September 30, 2023	$46,049,915

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated statements of operations. Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriter of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). The Public Warrants for periods where no observable traded price was available were valued using a Monte Carlo simulation. The Private Placement Warrants are valued using a modified Black Scholes Option Pricing Model. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value of the Public Warrants as of each relevant date (see Note 10).

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2023 and December 31, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was 22.33% and 21.90% for the three months ended September 30, 2023 and 2022, respectively, and (7.99%) and 2.30% for the nine months ended September 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2023 and 2022, due to changes in fair value in forward purchase agreement, and warrant liability, and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net (Loss) Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of common stock, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of common stock. Net income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from (loss) income per common share as the redemption value approximates fair value.

The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 22,625,000 shares of Class A common stock in the calculation of diluted (loss) income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As of September 30, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common share is the same as basic net (loss) income per common share for the periods presented.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net (loss) income per common share (in dollars, except per share amounts):
	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common stock
Numerator:
Allocation of net income (loss), as adjusted	$105,299	$170,236	$696,231	$174,058	$(3,949,660)	$(2,848,661)	$9,024,596	$2,256,149
Denominator:
Basic and diluted weighted average shares outstanding	4,445,813	7,187,500	28,750,000	7,187,500	9,965,445	7,187,500	28,750,000	7,187,500
Basic and diluted net income (loss) per common stock	$0.02	$0.02	$0.02	$0.02	$(0.40)	$(0.40)	$0.31	$0.31

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying unaudited condensed consolidated balance sheets, primarily due to their short-term nature, other than the forward purchase agreement and warrant liabilities (see Note 9).

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriters of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,250,000 Private Placement Warrants, at a price of $1.00 per warrant, or $8,250,000 in the aggregate. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 9). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In November 2020, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $30,000. Subsequently, in December 2020 the Company effectuated a 5-for-4 stock split, pursuant to which an additional 1,437,500 shares of Class B common stock were issued, resulting in an aggregate of 7,187,500 Founder Shares issued and outstanding. The Founder Shares included an aggregate of up to 937,500 Founder Shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. In January 2021, the Sponsor transferred 40,000 founder shares to each of three Director nominees, none of which are subject to forfeiture in the event that the underwriters’ over-allotment option was not exercised in full. As a result of the underwriters’ election to fully exercise their over-allotment option March 4, 2021, no Founder Shares are currently subject to forfeiture.

The transfer of the Founders Shares to the Company’s director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Support Agreement

The Company entered into an agreement, commencing on March 4, 2021, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $20,000 per month for office space, secretarial, and administrative support services. For the three and nine months ended September 30, 2023, the Company incurred and paid $60,000 and $180,000 in fees for these services. For the three and nine months ended September 30, 2022, the Company incurred and paid $60,000 and $180,000 in fees for these services, respectively. There were no amounts outstanding in fees for these services at September 30, 2023, and December 31, 2022, respectively.

Promissory Notes — Related Parties

On December 21, 2020, the Sponsor issued an unsecured promissory note to the Company (the “IPO Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of (i) July 31, 2021, or (ii) the consummation of the Initial Public Offering. The outstanding balance under the IPO Promissory Note of $149,992 was repaid at the closing of the Initial Public Offering on March 4, 2021. No future borrowings are permitted.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

On December 29, 2021, the Company issued its First Promissory Note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. The note was issued in connection with advances the Sponsor may make in the future, to the Company for working capital expenses. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this draw down, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants or any other security pursuant to its terms. As of September 30, 2023 and December 31, 2022, the Company had $500,000 and $0 outstanding balance under this Second Promissory Note, respectively.

In connection with the approval by the Company’s stockholders of the Extension Date at the Special Meeting, the Sponsor issued to the Company an unsecured promissory note that matures upon the Company closing its initial Business Combination (the “Third Promissory Note”). Following the Extension Proposal being approved, the Sponsor funded $640,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

not redeemed in connection with the Special Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Special Meeting (if all seven additional monthly extensions are exercised). As of September 30, 2023, the Company had $1,120,000 outstanding balance under this Third Promissory Note. If the Company completes an initial Business Combination, the Company will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued in connection with the Company’s initial public offering. If the Company does not complete an initial Business Combination by the Extension Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, the Company issued an unsecured promissory note in the principal amount of $2,000,000 in favor of the Sponsor (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”), of which $700,000 was funded by the Sponsor upon execution of the Note. On September 27, 2023, the Company drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. There remains $800,000 available under the Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of the Company’s initial business combination or the date that the winding up of the Company is effective (such date, the “Maturity Date”). The Fourth Promissory Note is not convertible into Working Capital Warrants or any other security. In the event that the Company does not consummate an initial business combination, the Fourth Promissory Note will be repaid only from funds held outside of the trust account established in connection with the Company’s initial public offering or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Maturity Date upon request by the Company subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable. As of September 30, 2023, the Company had $1,200,000 outstanding balance under this Fourth Promissory Note.

Notwithstanding the original terms the Promissory Notes, the Company and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

The Board approved a draw of an aggregate of $160,000 (the “First Extension Funds”) pursuant to the Third Promissory Note, between the Company and Arrowroot Acquisition LLC (the “Lender”), which First Extension Funds were deposited into the Company’s Trust Account on July 6, 2023. This deposit enabled the Company to extend the date by which it must complete its initial business combination from July 6, 2023 to August 6, 2023 (the “First Extension”). The First Extension was the first of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 (the “Second Extension Funds”) pursuant to the Third Promissory Note, which Second Extension Funds were deposited into the Company’s Trust Account on August 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from August 6, 2023 to September 6, 2023 (the “Second Extension”). The Second Extension is the second of seven one-month extensions permitted under the Company’s Certificate of Incorporation, and provides the Company with additional time to complete its initial business combination.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Board approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Third Extension Funds”), which Third Extension Funds were deposited into the Company’s Trust Account on September 6, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from September 6, 2023 to October 6, 2023 (the “Third Extension”). The Third Extension is the third of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note, which Second Extension Funds were deposited into the Company’s Trust Account on October 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from October 6, 2023 to November 6, 2023 (the “Fourth Extension”). The Fourth Extension is the fourth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Third Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate an initial business combination, the Third Promissory Note will be repaid only from funds remaining outside of the Company’s Trust Account, if any, or will be forfeited, eliminated, or otherwise forgiven. Up to $1,760,000 of the total principal amount of the Third Promissory Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Lender at the time of the initial public offering of the Company.

Forward Purchase Agreement

On April 26, 2023, the Company and Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“Polar”) entered into an agreement (“Forward Purchase Agreement”), pursuant to which, among other things, the Company agreed to purchase up to 2,500,000 shares from Polar at $10.77 per share (the “Initial Price”), which is $10.17 (the “Redemption Price”, plus $0.60). In exchange for the Company’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination.

The Forward Purchase Agreement provides that at the closing of the Business Combination, the Company will pre-pay Polar for the forward purchase an amount equal to the sum of (x) the number of Class A Ordinary Shares owned by Polar on the day prior to the closing of a business combination multiplied by the Redemption Price (the “Polar Shares”) and (y) the proceeds from Polar’s purchase of a number of Class A Ordinary Shares of up to 2,500,000 shares less the Polar Shares (the “Prepayment Amount”).

The scheduled maturity date of the forward transaction is one year from the closing of the Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to the Company. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return an amount to the Company equal to the number of terminated shares multiplied by the Redemption Price. The Company can terminate the Forward Purchase Agreement prior to the redemption deadline if the Company pays Polar a $300,000 break-up fee. On the Maturity Date, the Company may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. Although a number of vaccines for COVID-19 have been developed and are in the process of being deployed in certain countries, including the United States, the timing for widespread vaccination is uncertain, and these vaccines may be less effective against new mutated strains of the virus. The impact of this coronavirus continues to evolve and is affecting the economies of many nations, individual companies and markets in general and may continue to last for an extended period of time. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on March 4, 2021, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,062,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Merger Agreement

As described in greater detail in Note 1, on April 27, 2023, the Company entered into the Merger Agreement.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement):

(i)     at the Closing, in accordance with the DGCL, Merger Sub will merge with and into iLearningEngines, the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving corporation and a wholly owned subsidiary of the Company; and

(ii)    as a result of the Merger, among other things, the outstanding shares of common stock of iLearningEngines (other than shares subject to iLearningEngines equity awards, treasury shares and dissenting shares) will be cancelled in exchange for the right to receive a number of shares of common stock of the Surviving Corporation equal to (x) the sum of (i) the Base Purchase Price (as defined below), minus (ii) the dollar value of the Company Incentive Amount (as defined below), plus (iii) the aggregate exercise price of the Company Warrants (as defined in the Merger Agreement) that are issued and outstanding immediately prior to the Effective Time, minus (iv) the aggregate amount of Note Balance (as defined in the Company Convertible Notes (as defined in the Merger Agreement)) divided by (y) $10.00. The “Base Purchase Price” means an amount equal to $1,285,000,000. The “Company Incentive Amount” means (x) the number of shares of the Company Class A Common Stock issuable to iLearningEngines securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which iLearningEngines and the Company agree, at least two (2) business days prior to the Closing, to issue to certain private placement investors and non-redeeming stockholders (which amount will equal 82.03125% of all such shares issued to such investors and non-redeeming stockholders, with the remainder being contributed by the Sponsor), multiplied by (y) $10.00.

The Board has (i) approved and declared advisable the Merger Agreement and the Proposed Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of the Company. The consummation of the Proposed Business Combination is subject to certain conditions as further described in the Merger Agreement.

Sponsor Support Agreement

On April 27, 2023, concurrently with the execution of the Merger Agreement, the Company and iLearningEngines entered into an agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, in connection with the Closing, the Sponsor agreed to (i) vote all its shares of the Company common stock in favor of the Proposed Business Combination, (ii) discharge any Excess Transaction Expenses (as defined in the Merger Agreement) by

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

payment in cash or elect, at the option of Sponsor, to have the Company discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of the Company common stock held by Sponsor (or any combination thereof), (iii) loan all amounts contemplated by the proxy statement filed by the Company on or about February 13, 2023, pursuant to which the Company stockholders approved the extension of the deadline by which the Company must complete its Business Combination to July 6, 2023, including any amounts required in connection with any additional extension of such deadline, (iv) contribute the Sponsor Incentive Shares (as defined in the Merger Agreement), (v) waive any adjustment to the conversion ratio set forth in the governing documents of the Company or any other anti-dilution or similar protection with respect to the Class B common stock of the Company, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in the Company’s by-laws, in each case, on the terms and subject to the conditions set forth therein.

The scheduled maturity date of the forward transaction is one year from the Closing of the Proposed Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to the Company. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return an amount to the Company equal to the number of terminated shares multiplied by the Redemption Price. the Company can terminate the Forward Purchase Agreement prior to the redemption deadline if the Company pays Polar a $300,000 break-up fee. On the Maturity Date, the Company may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60.

As of September 30, 2023, the value of the Forward Purchase Agreement was $1,500,000.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2023, and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2023 and December 31, 2022, there were 4,445,813 and 28,750,000 shares of Class A common stock issued and outstanding, which are subject to possible redemption and presented as temporary equity.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of September 30, 2023 and December 31, 2022, there were 7,187,500 shares of common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into Class A common stock upon the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion, including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 7. STOCKHOLDERS’ DEFICIT (cont.)

Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8. WARRANT LIABILITIES

As of September 30, 2023 and December 31, 2022, there were 14,375,000 Public Warrants outstanding. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the initial public offering and will expire five years after the completion of the initial Business Combination or earlier upon redemption or the Company’s liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 8. WARRANT LIABILITIES (cont.)

If and when the warrants become redeemable by the Company for cash, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

As of September 30, 2023 and December 31, 2022, there were 8,250,000 Private Placement Warrants outstanding. Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2023, assets held in the Trust Account were comprised of $46,049,915 in cash. At December 31, 2022, assets held in the Trust Account were comprised of $279,107,161 in U.S. Treasury Bills and U.S. Treasury Notes and $11,338,046 in money market funds which are invested primarily in U.S. Treasury Securities and $292,710 in cash. During the period ended September 30, 2023, the Company withdrew an amount of $1,598,650 in interest income from the Trust Account to pay franchise and income taxes and $247,259,068 in connection with redemptions.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.
Description	Level	September 30, 2023	December 31, 2022
Assets:
Investments held in Trust Account	1	$—	$290,737,917

Liabilities:
Warrant Liabilities – Public Warrants	2	$2,587,500	$70,000
Warrant Liabilities – Private Placement Warrants	3	$1,485,000	$40,000
Forward Purchase Agreement	3	$1,500,000	$—

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the unaudited condensed consolidated statements of operations.

The Private Placement Warrants are valued using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the initial public offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants. For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrants was used as the fair value of the Public Warrants as of each relevant date. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The Forward Purchase Agreement is measured at 2,500,000 shares at a price of $0.60 per share. This is considered to be a Level 3 fair value measurement as the price is based on a contractual amount which is not based on an observable input that reflects quoted prices.

The key inputs into the Modified Black Scholes model for the Level 3 Warrants were as follows:
Input	September 30, 2023	December 31, 2022
Market price of public shares	$10.47	$10.04
Risk-free rate	4.55%	3.94%
Dividend yield	0.00%	0.00%
Exercise price	$11.50	$11.50
Volatility	0.0%	0.0%
Term to expiration (years)	0.25	0.42

The following tables present the changes in the fair value of Level 3 warrant liabilities:
Private Placement Warrants
Fair value as of January 1, 2023	$40,000
Change in fair value	950,000
Fair value as of March 31, 2023	990,000
Change in fair value	1,072,500
Fair value as of June 30, 2023	2,062,500
Change in fair value	(577,500)
Fair value as of September 30, 2023	$1,485,000
Private Placement Warrants
Fair value as of January 1, 2022	$4,372,500
Change in fair value	(2,310,000)
Fair value as of March 31, 2022	2,062,500
Change in fair value	(1,642,500)
Fair value as of June 30, 2022	420,000
Change in fair value	(90,000)
Fair value as of September 30, 2022	$330,000

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers from a Level 3 measurement to a Level 1 during the three and nine months ended September 30, 2023, and 2022.

There was no change in the fair value of the Forward Purchase Agreement as of September 30, 2023.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the unaudited condensed consolidated balance sheet date up to the date that the unaudited condensed consolidated financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events, other than below, that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

ARROWROOT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 10. SUBSEQUENT EVENTS (cont.)

The Company approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note, which Extension Funds were deposited into the Company’s trust account for its public stockholders on October 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from October 6, 2023 to November 6, 2023 (the “Fourth Extension”). The Fourth Extension is the fourth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note, which Extension Funds were deposited into the Company’s trust account for its public stockholders on November 2, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from November 6, 2023 to December 6, 2023 (the “Fifth Extension”). The Fifth Extension is the fifth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate an initial business combination, the Note will be repaid only from funds remaining outside of the Company’s trust account, if any, or will be forfeited, eliminated, or otherwise forgiven. Up to $1,760,000 of the total principal amount of the Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Lender at the time of the initial public offering of the Company.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

ARROWROOT ACQUISITION CORP.,

ARAC MERGER SUB, INC.,

and

ILEARNINGENGINES, INC.

dated as of April 27, 2023

Annex A-i

Annex A-ii

Annex A-iii

Exhibits

Exhibit A	Form of Certificate of Incorporation of Acquiror
Exhibit B	Form of Bylaws of Acquiror
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Company Support Agreement
Exhibit E	Form of Sponsor Support Agreement

Schedules

Schedule 1.1	Company Convertible Notes
Schedule 2.8(a)	Initial Allocation Schedule

Annex A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023 (this “Agreement”), is made and entered into by and among Arrowroot Acquisition Corp., a Delaware corporation (“Acquiror”), ARAC Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and iLearningEngines, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, (a) Acquiror is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses and (b) Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror that was formed for the purposes of consummating the transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Closing, (i) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”), (ii) the Company will change its name to “iLearningEngines Holdings, Inc.” (the “New Company Name”) and (iii) Acquiror will change its name to “iLearningEngines Inc.” (the “New Acquiror Name”);

WHEREAS, upon the Effective Time, each share of the Company Common Stock (as defined below), each Company Award and each Company Warrant (as defined below) will be converted into the right to receive (in the case of the Company Warrants and the Company Awards, if and to the extent exercised and subject to their respective terms or as otherwise provided herein), a portion of the Merger Consideration as set forth in this Agreement;

WHEREAS, the parties hereto intend that for U.S. federal income Tax purposes, (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Acquiror and the Company are parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder, and (ii) this Agreement is, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the Company Board has approved this Agreement and the documents contemplated hereby and the Transactions, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby, determined that the terms hereof, the Merger and the other Transactions and the documents contemplated hereby are fair to, and in the best interests of, the Company and the holders of the Company Common Stock and recommended the approval of this agreement by the Company’s stockholders;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders (as defined below), the Company and Acquiror have each executed the Company Support Agreement, in the form attached hereto as Exhibit D (the “Company Support Agreement”) pursuant to which the Requisite Company Stockholders have agreed to, among other things, (i) approve this Agreement and the Transactions, including the Merger, within two (2) Business Days following the effectiveness of the Registration Statement, which shall constitute the Company Stockholder Approvals (as defined below), (ii) certain restrictions on transfer that will apply to certain shares of Acquiror Class A Common Stock received by such Company Stockholders as Merger Consideration; and (iii) agree to be bound by any restrictions on transfer set forth in the Bylaws of Acquiror, in substantially the form attached hereto as Exhibit B (the “Acquiror Bylaws”), in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, the Acquiror Board has (i) received an opinion from Lincoln International LLC concluding that the transaction is fair to the stockholders of Acquiror from a financial point of view, (ii) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (iii) unanimously approved the execution and delivery of this Agreement and the documents contemplated hereby and the Transactions, and (iv) recommended the adoption and approval of this Agreement and the Transactions by the Acquiror Stockholders;

Annex A-1

WHEREAS, the Merger Sub Board has (i) determined that it is advisable for Merger Sub to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the Transactions, and (iii) recommended the adoption and approval of this Agreement and the Transactions by Acquiror, as sole stockholder of Merger Sub;

WHEREAS, Acquiror, as sole stockholder of Merger Sub, immediately following the execution and delivery of this Agreement, will approve and adopt this Agreement and the Transactions;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its stockholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Stockholder Approval (as defined below);

WHEREAS, contemporaneously with the execution of this Agreement, Sponsor, Acquiror and the Company have entered into a support agreement, substantially in the form attached hereto as Exhibit E (the “Sponsor Support Agreement”), pursuant to which, among other things, Sponsor has agreed to (i) vote all its shares of Acquiror Common Stock in favor of the Transactions, (ii) discharge any Excess Transaction Expenses by payment in cash or elect, at the option of Sponsor, to have Acquiror discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of Acquiror Common Stock held by Sponsor (or any combination thereof), (iii) loan all amounts contemplated by the Extension Proxy to the Acquiror, including any amounts required in connection with any Additional Extension, (iv) contribute the Sponsor Incentive Shares to the recipients thereof in accordance with the terms of the applicable Private Placement Financing or Non-Redemption Agreement, (v) waive any adjustment to the conversion ratio set forth in the Governing Documents of Acquiror or any other anti-dilution or similar protection with respect to Acquiror Class B Common Stock, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in the Acquiror Bylaws, in each case, on the terms and subject to the conditions set forth therein; and

WHEREAS, at the Closing, Acquiror, the Sponsor, the independent directors of Acquiror, the Requisite Company Stockholders, and certain of their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Bylaws” has the meaning specified in the Recitals hereto.

“Acquiror Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stock” means Acquiror Class A Common Stock and Acquiror Class B Common Stock.

“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50), a fraction equal to one-half of which was included in each unit sold as part of Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

Annex A-2

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.7(d).

“Acquiror Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), Section 5.3(a) (Due Authorization) and Section 5.14 (Brokers’ Fees).

“Acquiror Indemnified Parties” has the meaning specified in Section 7.6(a).

“Acquiror Intervening Event” means any Event (but specifically excluding any Business Combination Proposal and any changes in capital markets or any declines or improvements in financial markets or the timing of any approval or clearance of any Governmental Authority required for the consummation of the Transaction and any other Event to the extent that such Event would not be deemed to constitute, or be taken into account in determining whether there has been or will be an Acquiror Material Adverse Effect or a Company Material Adverse Effect, as applicable, pursuant to the definitions of such terms (including the final provisos thereof)) that (i) was not known and was not reasonably foreseeable to Acquiror or the Acquiror Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Acquiror Board as of the date hereof), and (ii) becomes known to Acquiror or the Acquiror Board after the date of this Agreement but prior to obtaining the Acquiror Stockholder Approval.

“Acquiror Material Adverse Effect” means any change, event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Acquiror and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and consummate the Transactions, including the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Material Adverse Effect” pursuant to clause (i) above: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including, for the avoidance of doubt, COVID-19) or change in climate (including any effect directly resulting from, directly arising from or otherwise directly related to such natural disaster, pandemic, or change in climate), (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any Event attributable to the announcement of this Agreement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction, (it being understood that this clause (f) shall be disregarded for purposes of the representation and warranty set forth in Section 5.4 and the condition to Closing with respect thereto), or (g) actions taken by, or at the written request of, the Company; provided, further, that any Event referred to in clauses (a), (b), (d), or (e) above may be taken into account in determining if an Acquiror Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Acquiror and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry or geography in which the Acquiror and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Acquiror and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry or geography in which the Acquiror and its Subsidiaries conduct their respective operations.

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror SEC Filings” has the meaning specified in Section 5.6(a).

“Acquiror Securities” has the meaning specified in Section 5.13(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account)

Annex A-3

(as determined in accordance with Acquiror’s Governing Documents and that certain Investment Management Trust Agreement, dated March 4, 2021, by and between Acquiror and Continental Stock Transfer & Trust Company) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions (including any Taxes imposed in connections therewith under Section 4501 of the Code).

“Acquiror Stockholder Approval” means the approval of the Transaction Proposals, in each case, by an affirmative vote of the holders of sixty-five percent (65%) of the outstanding shares of Acquiror Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Acquiror Board and held for such purpose.

“Acquiror Stockholders” means the stockholders of Acquiror.

“Acquiror Stockholders’ Meeting” has the meaning specified in Section 8.2(b)(i).

“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Acquiror or any of its Subsidiaries or any of their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions (including any Private Placement Investment), the extensions and any other Business Combination Proposal or Business Combination that the Acquiror has solicited, proposed, submitted, negotiated or otherwise considered, in each case including (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including deferred underwriting expenses); (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by Acquiror or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of Acquiror or any of its Subsidiaries as a result of the Transactions (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of any payroll Taxes arising therefrom; (iii) fifty percent (50%) of the filing fees, administrative fees, costs and expenses payable by Acquiror or any of its Subsidiaries, or the Company or any of its Subsidiaries, to the Governmental Authorities in connection with the Transactions and (iv) all amounts due and payable with respect to Indebtedness of the Acquiror or its Subsidiaries, including the Working Capital Loans.

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or written inquiry, or any proceeding, investigation or judgment by or before any Governmental Authority.

“Additional Extension” means each extension of the deadline by which the Acquiror must complete a business combination in accordance with its Governing Documents for one (1) month, as approved by the Acquiror Board as contemplated by the Extension Proxy.

“Additional Quarterly Financial Statements” has the meaning specified in Section 6.3(c).

“Adjusted Restricted Stock” has the meaning specified in Section 3.3(d).

“Adjusted RSU” has the meaning specified in Section 3.3(b).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that in no event shall the Sponsor be considered an Affiliate of any portfolio company or any investment fund affiliated with or managed by the Persons set forth on Section 1.1 of the Acquiror Disclosure Letter, nor shall any portfolio company or any investment fund affiliated with or managed by the Persons set forth on Section 1.1 of the Acquiror Disclosure Letter be considered to be an Affiliate of Sponsor.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(v).

Annex A-4

“Aggregate Company Shares” means, without duplication, the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time, including shares of Company Restricted Stock (excluding, for the avoidance of doubt, any shares issuable upon the conversion of the Company Convertible Notes), (ii) issuable upon the exercise of all Company Warrants, calculated using the treasury method of accounting, that are vested, unexpired, issued and outstanding immediately prior to the Effective Time or (iii) issuable upon, or subject to, the settlement of Company RSUs, in each case, that are unexpired, issued and outstanding immediately prior to the Effective Time.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Allocation Schedule” has the meaning specified in Section 2.8(a).

“Ancillary Agreements” means each agreement, instrument or document attached hereto as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Anti-Bribery Laws” means the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and anti-bribery Laws (including the UK Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“ARRW Group” has the meaning specified in Section 11.18(a).

“Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Available Acquiror Cash” means, without duplication, the Trust Amount, plus the proceeds of any Private Placement Investment actually received by Acquiror prior to or substantially concurrently with the Closing, plus the proceeds of any Permitted Interim Financing actually received by the Company prior to or substantially concurrently with the Closing provided by one or more third parties unaffiliated with any Company Securityholder or any of their respective Affiliates; plus the proceeds of the issuance of any debt security by the Acquiror (excluding any Working Capital Loans) that is actually funded to the Acquiror prior to or substantially concurrently with the Closing, solely to the extent that such financing proceeds exceed the outstanding principal and accrued interest (as of the Closing) of any Indebtedness required to be repaid by the Acquiror or the Company (without duplication with respect to the Indebtedness described in the next provision) in connection with the Closing or the funding or such debt financing; plus the proceeds of the issuance of any debt security by the Company provided by one or more third parties unaffiliated with any Company Securityholder or any of their respective Affiliates that is actually funded to the Company prior to or substantially concurrently with the Closing, solely to the extent that such financing proceeds exceed the outstanding principal and accrued interest (as of the Closing) of any Indebtedness required to be repaid by the Acquiror or the Company (without duplication with respect to the Indebtedness described in the previous provision) in connection with the Closing or the funding or such debt financing, minus the Permitted Transaction Expenses, minus any Excess Transaction Expenses to be paid by Acquiror against a corresponding cancellation of shares of Acquiror Common Stock held by Sponsor; provided, that, Available Acquiror Cash shall not include (i) the proceeds of any Permitted Interim Financing or any debt security by the Company or the Acquiror to the extent that the Acquiror, the Company or any of their respective Affiliates are obligated or otherwise required by the terms of such financing to repay, redeem or discharge the proceeds of such Permitted Interim Financing in cash at or upon the Closing or at the option of the applicable holder as a result of or in connection with the consummation of the Closing, (ii) any financing proceeds

Annex A-5

which are subject to any conditions that have not been duly satisfied, waived or achieved prior to the Closing or (iii) any amounts to be funded pursuant to any forward purchase agreement; provided, that for the avoidance of doubt, any cash used by the Company to repurchase or otherwise acquire any Company Shares or Company Awards from Company Securityholders prior to the Closing subject to and in accordance with Section 6.1(d) to the extent such funds would otherwise qualify as Available Acquirer Cash shall be included in Available Acquirer Cash.

“Base Purchase Price” means an amount equal to $1,285,000,000.

“Business Combination” has the meaning set forth in Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination transaction), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certified Allocation Schedule” has the meaning specified in Section 3.2(b).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Acquisition Proposal” has the meaning specified in Section 8.7(b).

“Company Award” means a Company RSU or other award issued under the Company Incentive Plan.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

“Company Convertible Notes” means the convertible promissory notes issued by the Company set forth on Schedule 1.1.

“Company Convertible Notes Consideration” means the quotient of (i) the aggregate Note Balance (as defined in the Company Convertible Notes) of all Company Convertible Notes divided by (ii) $10.00.

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization) and Section 4.16 (Brokers’ Fees).

“Company Incentive Amount” means (i) the number of Company Incentive Shares, multiplied by (ii) $10.00.

“Company Incentive Plan” means the Company’s 2020 Equity Incentive Plan, as amended from time to time.

“Company Incentive Shares” means the shares of Acquiror Class A Common Stock issuable to Company Securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which the Company and Acquiror agree, at least two (2) Business Days prior to the Closing, to issue to a Private Placement Investor or Non-Redeeming Stockholder.

“Company Indemnified Parties” has the meaning specified in Section 7.6(a).

Annex A-6

“Company Intellectual Property” means Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” pursuant to clause (i) above: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including, for the avoidance of doubt, COVID-19) or change in climate (including any effect directly resulting from, directly arising from or otherwise directly related to such natural disaster, pandemic, or change in climate), (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts from being taken into account in determining if a Company Material Adverse Effect has occurred), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), or (h) the announcement of this Agreement or execution, pendency, negotiation or consummation of the Transactions, including any termination of, reduction in the scope of, or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on, relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (i) actions taken by, or at the written request of, Acquiror or Merger Sub, (j) any action referred to in Section 6.1 taken by the Company with Acquiror’s consent, or (k) the failure to take any action referred to in Section 6.1 that was not taken by the Company because Acquiror withheld its consent; provided that, with respect to clauses (j) and (k), the Event underlying such action or inaction may be taken into account in determining a Company Material Adverse Effect; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Restricted Stock” means shares of Company Common Stock restricted subject to vesting in accordance with a Contract between the Company and the holder of such Company Common Stock.

“Company RSU” means an award of restricted stock units granted under the Company Incentive Plan.

“Company Securityholder” means a holder of (i) shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, including Company Restricted Stock, (ii) Company Warrants, that are vested, unexpired, issued and outstanding immediately prior to the Effective Time, or (iii) Company RSUs that are unexpired, issued and outstanding immediately prior to the Effective Time; provided, that, for the avoidance of doubt, holders of Company Convertible Notes that are outstanding immediately prior to the Effective Time shall not be Company Securityholders.

“Company Software” means any and all Software that embodies or constitutes any Company Intellectual Property.

Annex A-7

“Company Stockholder Approvals” means the approval of this Agreement and the Transactions, including the Merger and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding Company Common Stock voting or consenting, as applicable, as a single class and on an as-converted basis, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Support Agreement” has the meaning specified in the Recitals hereto.

“Company Systems” means the information technology systems that are owned or controlled by (including by Contract) the Company or any of its Subsidiaries.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the Transactions (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of any payroll Taxes arising therefrom, (iii) fifty percent (50%) of the HSR Act filing fees described in Section 8.1 hereof and (iv) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries in connection with the consummation of the Transactions.

“Company Warrants” has the meaning specified in Section 4.6(b).

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Cooley” has the meaning specified in Section 11.18(b).

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Changes” has the meaning specified in Section 6.1.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester Governmental Order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations, in each case, by any Governmental Authority in connection with or in response to COVID-19.

“D&O Indemnified Parties” has the meaning specified in Section 7.6(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.7.

“Dollars” or “$” means lawful money of the United States.

“DPA” has the meaning specified in Section 5.20.

“Effective Time” has the meaning specified in Section 2.3(b).

“Enforceability Exceptions” has the meaning specified in Section 4.3(a).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, the protection or management of the environment or natural resources, or the protection of human health and safety.

“Environmental Permits” has the meaning specified in Section 4.23(a).

Annex A-8

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(b).

“Excess Transaction Expenses” means any Acquiror Transaction Expenses which are not Permitted Transaction Expenses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Excluded Shares” means (i) any shares of Company Common Stock held by the Company as treasury stock and (ii) any Dissenting Shares.

“Existing Indebtedness” means the Indebtedness outstanding pursuant to the agreements set forth on Section 1.1 of the Company Disclosure Letter.

“Existing Lenders” has the meaning specified in Section 2.4(a)(v).

“Export Approvals” has the meaning specified in Section 4.26(a).

“Extension Proxy” means the proxy statement filed by Acquiror on or about February 13, 2023, pursuant to which the Acquiror Stockholders approved the extension of the deadline by which the Acquiror must complete its business combination (in accordance with its Governing Documents) to July 6, 2023.

“Fairness Opinion” has the meaning specified in Section 5.21.

“Financial Statements” has the meaning specified in Section 4.8(a).

“Foreign Benefit Plan” has the meaning specified in Section 4.13(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Goodwin” has the meaning specified in Section 11.18(a).

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation (in each case, as amended, restated, amended and restated or otherwise modified from time to time).

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any substance, material or waste that is (a) regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “pollutant,” “contaminant,” “radioactive,” or words of similar meaning or effect, or (b) to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“ILE Group” has the meaning specified in Section 11.18(b).

Annex A-9

“Incentive Equity Plan” has the meaning specified in Section 7.1(a).

“Incentive Shares” means the Sponsor Incentive Shares and the Company Incentive Shares. The Company and Acquiror agree to split the issuance of the Incentive Shares as follows: the Sponsor Incentive Shares shall equal 17.96875% and the Company Incentive Shares shall equal 82.03125% of the Incentive Shares issued pursuant to Section 6.4 and Section 7.11, as applicable.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (i) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (ii) the principal and interest components of capitalized lease obligations under GAAP, (iii) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (iv) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes, mortgages and similar instruments, (v) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (vi) the principal component of all obligations to pay the deferred and unpaid purchase price of services or property and equipment which have been delivered, including “earn outs” and “seller notes” and (vii) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (i) through (vi), and (viii) all Indebtedness of another Person referred to in clauses (i) through (vii) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means any and all intellectual property rights and industrial property rights in or to the following, throughout the world, including rights with respect to: (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, renewals and extensions of any of the foregoing, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, applications for registration of copyright, and renewals, extensions, and reversions of any of the foregoing; (iv) other rights related to works of authorship; (v) trade secrets and other confidential information (collectively, “Trade Secrets”); and (vi) rights of publicity.

“Intended Tax Treatment” has the meaning specified in Section 2.7(a).

“Interested Party Transaction” has the meaning specified in Section 5.19.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.7(a).

“Law” means any statute, law (including common law), ordinance, rule, regulation, Governmental Order or other similar legal requirement, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

Annex A-10

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Consideration” means a number of shares of Acquiror Class A Common Stock equal to the quotient obtained by dividing (i) the sum of (a) the Base Purchase Price, minus (b) the dollar value of the Company Incentive Amount plus (c) the aggregate exercise price of the Company Warrants that are issued and outstanding immediately prior to the Effective Time, minus (d) the aggregate amount of Note Balance (as defined in the Company Convertible Notes) by (ii) $10.00.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.001 per share, of Merger Sub.

“Minimum Cash Amount” means $100,000,000.

“Modification in Recommendation” has the meaning specified in Section 8.2(c).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” means the Nasdaq Global Market.

“New Acquiror Board” has the meaning specified in Section 8.2(e).

“New Acquiror Name” has the meaning specified in the Recitals hereto.

“New Company Name” has the meaning specified in the Recitals hereto.

“Non-Redeeming Stockholders” has the meaning specific in Section 7.10.

“Non-Redemption Agreements” has the meaning specified in Section 7.10.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any and all “open source” licenses and “free software” licenses, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), any license approved by the Open Source Initiative, any Creative Commons License, any GPL, LGPL, AGPL, Mozilla License, Apache License, Common Public License, Common Development and Distribution License, BSD License, Open Software License, Server Side Public License, Sleepycat License, Eclipse Public License, or any similar license or terms.

“Open Source Materials” means any Software subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Companies or any of their Subsidiaries.

“Payoff Amount” has the meaning specified in Section 2.4(a)(v).

“Payoff Letters” has the meaning specified in Section 2.4(a)(v).

“Permitted Interim Financing” means any one or more capital raising transactions entered into on or after the date hereof in which the Company is the issuer, whether through the sale of equity securities or convertible debt securities or a combination thereof (including any preferred stock or other securities convertible into or exercisable for Company Common Stock), the aggregate amount of which will not exceed $50,000,000; provided, that (i) the aggregate

Annex A-11

number of securities issued or issuable by the Company does not result in a change of control of the Company, (ii) any such capital raising transaction would not alter the terms of the Merger Agreement or the Ancillary Agreements or delay or impair the transactions contemplated hereunder and thereunder and (iii) the Company shall not consummate any such capital raising transaction without reasonable prior consultation with Acquiror.

“Permitted Liens” means (i) mechanic’s, materialmen’s, and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) that are being contested in good faith through appropriate proceedings and, in each case, for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially interfere with the present use of the Owned Real Property or Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, and (D) guaranties, letters of credit or deposits arising from any Real Property Leases, including security deposits made in the ordinary course of business, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, individual or in the aggregate, materially interfere with the current use of the Owned Real Property or Leased Real Property, (vi) non-exclusive, non-source code licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) Liens incurred in connection with operating or capital lease obligations of the Company or its Subsidiaries, and (viii) Liens to be released prior to or at the Closing.

“Permitted Transaction Expenses” means Acquiror Transaction Expenses in an aggregate amount up to $30,000,000.

“Per Share Merger Consideration” has the meaning specified in Section 3.1(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means, in addition to information within any definition for “personal information” or any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Privacy Laws, or by the Company in any of its privacy policies, privacy notices or contracts, all information that identifies, could be used to identify or is otherwise related to an identifiable individual person. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to privacy, data security or data protection or governing, and to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, as applicable, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification or marketing in connection with any Personal information, and any Laws relating to the use of biometric identifiers.

“Private Placement Investment” means any private placement of shares of Acquiror Class A Common Stock or securities exercisable or convertible into shares of Acquiror Class A Common Stock that is consummated during the Interim Period in connection with the Transactions subject to and in accordance with the terms of this Agreement (excluding, for the avoidance of doubt, any placement (x) that is subject to any contingencies or conditions that, by their nature, require performance or the occurrence of an Event following the Closing or (y) the proceeds of which are not available prior to or substantially concurrently with the Closing).

“Private Placement Investor” means any investor that has agreed to enter into a Private Placement Investment.

Annex A-12

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q1 Financial Statements” has the meaning specified in Section 6.3(b).

“Real Property Leases” has the meaning specified in Section 4.20(b).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Required Transaction Proposals” has the meaning specified in Section 8.2(b)(ii).

“Requisite Company Stockholders” means the holders of Company Common Stock who, collectively, hold at least the number, class and series of shares of Company Common Stock required to deliver the Company Stockholder Approvals.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) His Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Purchase Agreements” means any purchase agreement entered into with any Private Placement Investment.

“Software” means any and all software or computer programs of any type, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form.

“Sponsor” means Arrowroot Acquisition LLC, a Delaware limited liability company.

“Sponsor Incentive Shares” means shares of Acquiror Class A Common Stock issuable upon the conversion of Acquiror Class B Common Stock which the Company and Acquiror agree, at least two (2) Business Days prior to the Closing, to issue to a Private Placement Investor or Non-Redeeming Stockholder (with the corresponding shares of Acquiror Class B Common Stock irrevocably forfeited by the Sponsor and canceled).

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, claim for refund, statement, information return or statement, or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedules, attachments, amendments, or supplements of any of the foregoing.

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“Taxes” means any and all U.S. federal, state, or local or non-U.S. taxes, including income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, estimated, and other taxes, including any interest, penalty, or addition to tax of any of the foregoing.

“Technology” means any and all (i) Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, development tools, templates, menus, buttons, images, videos, models and icons; (iii) data, databases and compilations of data, including any and all data and collections of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Customers” has the meaning specified in Section 4.28.

“Top Vendors” has the meaning specified in Section 4.27.

“Trade Secrets” has the meaning specified within the definition of “Intellectual Property.”

“Transaction Proposals” has the meaning specified in Section 8.2(b)(ii).

“Transactions” has the meaning specified in the Recitals hereto.

“Transfer Taxes” has the meaning specified in Section 8.4.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as amended.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.9.

“Trust Amount” means (i) the amount of cash available in the Trust Account following the Acquiror Stockholder Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (such amount, prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, (y) any Acquiror Transaction Expenses or (z) any Company Transaction Expenses), as contemplated by Section 11.6).

“Trustee” has the meaning specified in Section 5.9.

“Unaudited Financial Statements” has the meaning specified in Section 4.8(a).

“Unvested RSU” means each Company RSU other than a Vested RSU.

“Updated Financial Statements” has the meaning specified in Section 6.3(a).

“Vested RSU” means each Company RSU that is vested as of the Effective Time (including any Company RSU that becomes vested as a result of the consummation of the Business Combination).

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“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing working capital or costs incurred in connection with a Business Combination, the Extension Proxy, any Additional Extension or to otherwise capitalize the Acquiror or fund any of its expenses; provided that in the event that all of the Acquiror Transaction Expenses (including, for the avoidance of doubt, such Working Capital Loans and any principal and interest accrued thereon), constitute Permitted Transaction Expenses, such loans, including any principal and interest accrued thereon, shall be considered an Acquiror Transaction Expense and shall at the Effective Time, at the election of the Sponsor, be settled in cash or converted into shares of common stock of the Surviving Corporation at a price per share equal to $10.00 per share; provided, further, that to the extent that any Acquiror Transaction Expenses constitute Excess Transaction Expenses, then an amount equal to the lesser of the aggregate amount of Excess Transaction Expenses and the aggregate amount of Working Capital Loans, including any principal and interest accrued thereon shall be automatically converted into shares of common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

Section 1.2. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had knowledge that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

(f) The phrases “provided to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one (1) Business Day prior to the date of this Agreement (or any time prior to the execution and delivery of this Agreement, if the applicable recipient acknowledges receipt of such information or material) to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail.

Section 1.3. Knowledge. As used herein, (a) the phrase “to the knowledge” of the Company (or phrases of similar import) shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter, none of whom shall have any personal liability or obligations regarding such knowledge, and (b) the phrase “to the knowledge” of Acquiror (or phrases of similar import) shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, none of whom shall have any personal liability or obligations regarding such knowledge.

Section 1.4. Equitable Adjustments. Other than as contemplated by this Agreement, if between the date of this Agreement and the Closing the outstanding shares of Company Common Stock or Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall

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have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or Acquiror Common Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Common Stock or Acquiror Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.4 shall not be construed to permit the Company, Acquiror or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement and/or any other Transaction Document and provided, further that in no event shall any adjustment contemplated by this Section 1.4 result in an increase to the Base Purchase Price.

Article II

THE MERGER; CLOSING

Section 2.1. The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Company in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror, except that the name of the Surviving Corporation shall be changed to the New Company Name.

Section 2.2. Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3. Closing; Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or, to the extent legally permissible, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent legally permissible, waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the satisfaction or, to the extent legally permissible, waiver of all of the conditions set forth in Article IX, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).

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Section 2.4. Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to Acquiror, a certificate signed by an authorized officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such authorized officer, the conditions specified in Section 9.2(a) Section 9.2(b) and Section 9.2(c) have been fulfilled;

(ii) to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;

(iii) to Acquiror, the Registration Rights Agreement, duly executed by the Requisite Company Stockholders who have elected to execute the Registration Rights Agreement;

(iv) to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Acquiror to deliver such documentation to the Internal Revenue Service on behalf of the Company after the Closing; and

(v) to Acquiror, customary payoff letters in form and substance reasonably satisfactory to Acquiror from the holders of Existing Indebtedness or the agents representing the foregoing (the “Existing Lenders”) that is required to be repaid at the Closing (the “Payoff Letters”) (A) providing the instructions and total amounts for the payment in full of such Existing Indebtedness, together with interest, premiums, penalties, make-whole payments, breakage costs and other fees and expenses (if any) that are required to be paid by the Company as a result of the repayment in full on the Closing Date of such Existing Indebtedness (the “Payoff Amount”), by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth in such Payoff Letters, (B) providing for the automatic and irrevocable release, upon receipt of the Payoff Amount, of (1) all Liens over the properties and assets (including all Company Intellectual Property) of the Company and its Subsidiaries securing obligations under such Existing Indebtedness and (2) any related guarantees and (C) providing that such Existing Indebtedness shall be repaid, discharged and satisfied in full upon receipt of the Payoff Amount, in each case, subject to the applicable provisions and terms that, by the terms of the applicable definitive documentation, survive repayment of such Existing Indebtedness.

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Exchange Agent, that portion of the Merger Consideration to be paid in respect of shares of Company Common Stock in accordance with Section 3.1(a) (as set forth on the Allocation Schedule), for further distribution to such holders pursuant to Section 3.2;

(ii) to the Company, a certificate signed by an authorized officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such authorized officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor and the independent directors of Acquiror; and

(iv) to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.4), effective as of the Effective Time.

(c) On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, the Permitted Transaction Expenses and the Company Transaction Expenses and the Sponsor shall pay or cause to be paid by wire transfer of immediately available funds, the Excess Transaction Expenses, each in accordance with Section 11.6, which amounts incurred, accrued, paid or payable by (i) Acquiror or Acquiror’s Affiliates (which shall include any outstanding amounts under any Working Capital Loans)

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shall be set forth on a written statement delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) the Company or its Subsidiaries (which shall include the Payoff Amount) shall be set forth on a written statement delivered to Acquiror not less than two (2) Business Days prior to the Closing Date, which statements described in the foregoing clauses (i) and (ii) shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll or accounts payable, as applicable.

Section 2.5. Governing Documents.

(a) The certificate of incorporation and bylaws of the Merger Sub in effect immediately prior to the Effective Time, as amended pursuant to the Certificate of Merger, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL, except that the name of the corporation set forth therein shall be changed to the New Company Name.

(b) The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be substantially in the form attached as Exhibits A and B hereto with such changes as may be agreed in writing by Acquiror and the Company), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL, except that the name of the corporation set forth therein shall be changed to the New Acquiror Name.

Section 2.6. Directors and Officers.

(a) The (i) officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of Acquiror as of immediately after the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.5 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7. Intended Tax Treatment.

(a) The parties hereto intend that, for U.S. federal income tax purposes, (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Acquiror and the Company are parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), and (ii) this Agreement is, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361, and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The parties hereto shall report the transactions contemplated by this Agreement for all Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Each of the parties hereto shall promptly notify the other parties hereto in writing if such party becomes aware of any challenge to the Intended Tax Treatment by a Governmental Authority. None of the parties hereto shall (nor shall they permit any of their Affiliates to) take or cause to be taken (or fail to take or cause to be taken) any action, if such action (or failure to act) would be reasonably expected to impede or prevent the Merger from qualifying for the Intended Tax Treatment. The parties hereto shall use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. Each of the parties hereto shall promptly notify the other parties hereto in writing if, before the Closing, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended to facilitate such qualification).

(b) Without limiting the generality of the foregoing, if the Company reasonably determines on advice of its counsel that there is a material risk that the Merger will not qualify for the Intended Tax Treatment, but would be reasonably expected to so qualify if a second-step merger of the Surviving Corporation into a limited liability company directly and wholly owned by Acquiror that is disregarded as an entity for U.S. federal income Tax purposes were consummated, in accordance with Delaware law, as promptly as practicable following the Merger (such

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second-step merger, the “Second Merger”), the Company shall notify the Acquiror promptly after such determination, and if the Company and the Acquiror, each acting reasonably and in good faith, together determine that restructuring the transactions governed hereby to incorporate the Second Merger is not expected to result in material delay or cost, the Second Merger shall be so consummated; provided that, if the Second Merger occurs, (i) the Merger and the Second Merger shall be treated as one integrated transaction for U.S. federal income Tax purposes and (ii) references to the Company or the Surviving Corporation (in each case, after the effective time of the Second Merger) and all other provisions of this Agreement shall be interpreted mutatis mutandis to take into account the change in structure of the business combination.

Section 2.8. Allocation Schedule.

(a) Schedule 2.8(a) hereto sets forth the estimated equity capitalization of the Company as of the Closing including, for each holder of Company Common Stock, Company Restricted Stock and Company RSUs, (A) the name and email address of such holder, (B) the number and class or series of Company Securities held by such holder and (C) the portion of the Merger Consideration payable to such holder in respect of the Company Securities held by such holder (with any cash rounded down to the nearest penny and fractional shares rounded down to the nearest whole share), including, with respect to Unvested RSUs, the number of shares underlying the applicable Adjusted RSU, and the vesting schedule (including the terms of any vesting acceleration) and expiration or termination dates thereof (the “Preliminary Allocation Schedule”).

(b) No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Acquiror an updated version of Initial Allocation Schedule, which shall be based on the same method of allocation and shall be executed by an authorized officer of the Company (the “Allocation Schedule”).

(c) The Company will consider in good faith Acquiror’s comments to the Allocation Schedule, and if any adjustments are made to the Allocation by the Company at Acquiror’s request prior to the Closing, such adjusted Allocation Schedule shall thereafter become the Allocation Schedule for all purposes of this Agreement. The Allocation Schedule and the calculations and determinations contained therein shall be prepared in accordance with the Company’s Governing Documents, the DGCL and the applicable definitions contained in this Agreement. Each of Acquiror and Merger Sub shall be entitled to rely (without any duty of inquiry) upon the Allocation Schedule.

Article III

EFFECTS OF THE MERGER ON THE COMPANY COMMON STOCK AND EQUITY AWARDS

Section 3.1. Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock, in each case, that is issued and outstanding immediately prior to the Effective Time (other than any shares of Company Restricted Stock, any shares subject to Company RSUs and any Excluded Shares), shall be canceled and converted into the right to receive a number of shares of Acquiror Class A Common Stock equal to the quotient obtained by dividing (a) the Merger Consideration by (b) the Aggregate Company Shares (the “Per Share Merger Consideration”).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into one (1) share of common stock, par value $0.0001, of the Surviving Corporation.

(c) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Class A Common Stock shall be issued in the Merger, and no holder of Company Common Stock shall be entitled to any consideration in respect of fractional shares of Acquiror Class A Common Stock that such holder otherwise would have been entitled to receive pursuant to the terms of this Agreement.

Section 3.2. Exchange Procedures.

(a) At least three (3) Business Days prior to the Closing, Acquiror shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an Exchange Agent Agreement for the purpose of exchanging Company Common Stock for that portion of the Merger Consideration payable in respect of shares of Company Common Stock in accordance with Section 3.1(a) on the terms and conditions set forth in this Agreement. The Company shall reasonably cooperate with Acquiror and the Exchange Agent in connection with

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the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the Merger Consideration. All shares representing the Merger Consideration deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(b) Each Company Stockholder whose shares of Company Common Stock have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 3.1(a) shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 3.2(c) upon delivery of the Allocation Schedule, certified by an officer of the Company (the “Certified Allocation Schedule”), together with digital certificates representing all Company Common Stock, along with digital assignments for transfer, free and clear of all Liens, of all Company Common Stock, in accordance with the customary procedures under the Company’s Carta platform, to the Exchange Agent.

(c) If the Certified Allocation Schedule is delivered to the Exchange Agent in accordance with Section 3.2(b) (i) at least two (2) Business Days prior to the Closing Date, then Acquiror and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than two (2) Business Days prior to the Closing Date, then Acquiror and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery, in each case subject to the escrow and forfeiture restrictions set forth in Section 3.7.

(d) If any portion of the Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered certificate or the transferred shares of Company Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that, in addition to any other requirements set forth in the Exchange Agent Agreement, (i) either such certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such share of Company Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such certificate or share of Company Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(e) No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.2, each share of Company Stock (excluding any Excluded Shares) shall solely represent the right to receive a portion of the Merger Consideration to which such shares of Company Stock are entitled to receive pursuant to Section 3.1(a). At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Common Stock that were outstanding immediately prior to the Effective Time.

(f) Promptly following the date that is one (1) year after the Effective Time, Acquiror may instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the Transactions, at which point the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Merger Consideration to be paid in respect of shares of Company Common Stock in accordance with Section 3.1(a) that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Merger Consideration in accordance with this Section 3.2 prior to such instruction, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Merger Consideration without any interest thereon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

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Section 3.3. Treatment of Company RSUs and Company Restricted Stock.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company RSUs, each Vested RSU shall be canceled and converted into the right to receive subject to settlement and delivery in accordance with the Plan, the Per Share Merger Consideration.

(b) As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company RSUs, each Unvested RSU shall be canceled and converted into the right to receive a number of restricted stock units issued by Acquiror (each, an “Adjusted RSU”) equal to the Per Share Merger Consideration, with substantially the same terms and conditions as were applicable to such RSU immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted RSU shall relate to Acquiror Class A Common Stock.

(c) As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Restricted Stock, each share of Vested Restricted Stock shall be canceled and converted into the right to receive the Per Share Merger Consideration.

(d) As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Restricted Stock, each share of Unvested Restricted Stock shall be canceled and converted into the right to receive a number of restricted shares of Acquiror Class A Common Stock (each, a share of “Adjusted Restricted Stock”) equal to the Per Share Merger Consideration, with substantially the same terms and conditions as were applicable to such share of Company Restricted Stock immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), which shares shall be restricted subject to vesting on the books and records of the Company.

(e) The Company shall take all necessary actions to effect the treatment of the RSUs pursuant to Section 3.3(a) and in accordance with the Company Incentive Plan. The Company Board shall amend the Company Incentive Plan and take all other necessary actions, effective as of immediately prior to the Closing, in order to (i) cancel the remaining unallocated share reserve under the Company Incentive Plan and provide that shares in respect of Company Awards that for any reason become re-eligible for future issuance, shall be cancelled and (ii) provide that no new Company Awards will be granted under the Company Incentive Plan.

Section 3.4. Company Warrants. At the Effective Time, each Company Warrant that remains outstanding and unexercised immediately prior to the Effective Time (and which is not automatically and fully exercised in accordance with its terms prior to the Effective Time) shall automatically, without any action on the part of the holder thereof, be converted into the right to receive such Company Warrant’s portion of the Merger Consideration (as calculated in accordance with the terms of such Company Warrant).

Section 3.5. Company Convertible Notes. Immediately prior to the Effective Time, each Company Convertible Note that remains outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof in accordance with the terms of such Company Convertible Note, be converted, together with all accrued and unpaid interest thereon, into a number of shares of Company Common Stock that, at the Effective Time, shall be converted into the right to receive a pro rata share (based on their respective Note Balances) of the Company Convertible Notes Consideration, such that each holder of such Company Convertible Notes shall be issued a number of shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to their applicable Note Balance, divided by $10.00.

Section 3.6. Withholding. Notwithstanding anything to the contrary set forth herein, Acquiror, the Company, and any applicable withholding agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amount under any applicable Tax Law. To the extent that any Taxes are deducted or withheld pursuant to this Section 3.6, such Taxes shall be (a) timely remitted to the appropriate Governmental Authority and (b) if so remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.7. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails

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to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive a portion of the Merger Consideration in accordance with Section 3.1(a) without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror, the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1. Company Organization. The Company has been duly incorporated and is validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would be material to the business of the Company and its Subsidiaries, taken as a whole. The Company is not in violation of any of the provisions of its Governing Documents.

Section 4.2. Subsidiaries.

(a) A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing and in good standing under the Laws of their respective jurisdictions of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(b) The Company’s equity interests in its Subsidiary, ILE iLearningEngines India Private Limited, do not represent 50% or more of the value of all assets held by the Company, and the value of such assets does not exceed INR 100,000,000 (Rupees One Hundred Million Only) in terms of Section 9(1)(i) of the Income Tax Act, 1961, read with the rules framed thereunder.

Section 4.3. Due Authorization.

(a) Other than the Company Stockholder Approvals, the Company has all requisite corporate power and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which
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the Company is a party contemplated hereby and the consummation of the Transactions have been duly and validly authorized and approved by the Company Board, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company. This Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (the “Enforceability Exceptions”).

(b) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the Transactions and (iii) recommending that the holders of the Company Common Stock approve this Agreement and the Transactions, including the Merger. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approvals.

Section 4.4. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound or any License of the Company or any of its Subsidiaries, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have or would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the Transactions, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to (A) be material to the Company and its Subsidiaries, taken as a whole or, after the Closing, Acquiror or (B) have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the Transactions and (iii) the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6. Capitalization of the Company.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, of which 136,026,283 shares are issued and outstanding as of the date of this Agreement, and there are no other authorized equity interests of the Company that are issued and outstanding. The Company has provided to Acquiror a true, correct and complete capitalization table of the Company as of the date

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hereof, including, for each holder of Company Common Stock, the number of Company Common Stock held by such holder. All of the issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound; and (iv) are free and clear of any Liens. All shares of Company Common Stock are uncertificated, book-entry shares.

(b) As of the date of this Agreement, warrants to purchase 873,618 shares of Company Common Stock are authorized, all of which are issued and outstanding as of the date of this Agreement (the “Company Warrants”). Section 4.6(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all holders of Company Warrants as of the date of this Agreement, including the number of shares of Company Common Stock covered by such Company Warrant, the date of issuance, the cash exercise price per share of such Company Warrant and the applicable expiration date thereof. All outstanding Company Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound; and (iv) are free and clear of any Liens.

(c) As of the date of this Agreement, (i) 7,246,772 shares of Company Common Stock are issuable pursuant to outstanding Company RSUs, of which 6,846,600 are vested and 400,172 are unvested, (ii) 40,243,678 shares of Company Restricted Stock are outstanding, of which 360,290 are vested and 39,883,388 are unvested and (iii) 2,753,228 shares of Company Common Stock are available for future issuance pursuant to the Company Incentive Plan. Section 4.6(c) of the Company Disclosure Letter sets forth a true and complete list of each holder of a Company Award as of the date of this Agreement, including the type of Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule, current vested and unvested status, any early-exercise features, the expiration date, and, if applicable, the exercise price thereof. All awards of Company Restricted Stock and Company RSUs are evidenced by award agreements in substantially the forms previously made available to Acquiror, and, except as set forth on Section 4.6(c) of the Company Disclosure Letter, no award of Company Restricted Stock and no Company RSU is subject to terms that are materially different from those set forth in such forms. Each award of Company Restricted Stock and each Company RSU was validly issued and properly approved or ratified by the Company Board (or appropriate committee thereof).

(d) Except as otherwise set forth in this Section 4.6 or on Section 4.6(c) of the Company Disclosure Letter or with respect to any Permitted Interim Financing, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares or registration rights with respect to any shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or other rights the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind that may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Stock.

Section 4.7. Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of,

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any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b) The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c) There are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or other rights the value of which are determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

(d) Except for the equity interests of the Subsidiaries set forth on Section 4.2 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries (i) owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person, (ii) has any agreement or commitment to purchase any such interest or (iii) has agreed nor is obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

Section 4.8. Financial Statements.

(a) Attached as Section 4.8(a) of the Company Disclosure Letter are: true and complete copies of (i) the audited consolidated balance sheets and statements of operations, comprehensive loss and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2019, and December 31, 2020, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021 and December 31, 2022 (the “Most Recent Balance Sheet”), and the related unaudited consolidated statements of operations for the three (3) months then ended (the “Unaudited Financial Statements” and, together with the Updated Financial Statements, the Q1 Financial Statements and any Additional Quarterly Financial Statements, when delivered pursuant to Section 6.3(a), Section 6.3(b) or Section 6.3(c), respectively, and the Audited Financial Statements, the “Financial Statements”).

(b) Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated losses, their consolidated changes in stockholders’ deficit and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity, and in accordance, with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) were prepared from, are in accordance with and accurately reflect in all material respects, the books and records of the Company and its consolidated Subsidiaries, (iv) when delivered by the Company for inclusion in the Proxy Statement/Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3 will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for financial statements required to be included in the Proxy Statement/Registration Statement, in effect as of the respective dates of such Audited Financial Statements.

(c) Except as set forth on Section 4.8(c) of the Company Disclosure Letter, the Unaudited Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated losses, their consolidated changes in stockholders’ deficit and their consolidated cash flows for the period then ended (subject to normal year-end adjustments and the absence of footnotes), (ii) have been prepared in conformity, and in accordance, with GAAP applied on a consistent basis during the periods involved (except for the absence of footnotes or the inclusion of limited footnotes), and (iii) have been prepared from, will be in accordance with and will accurately reflect in all material respects, the books and records of the Company and its consolidated Subsidiaries.

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(d) Except as set forth in Section 4.8(d) of the Company Disclosure Letter, neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the design or system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

(e) The Company qualifies as a “smaller reporting company” within the meaning of Item 10(f)1 of Regulation S-K under the Securities Act.

Section 4.9. Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter or with respect to any Permitted Interim Financing, there is no other material liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries, or (c) that will be discharged or paid off prior to, at or in connection with the Closing.

Section 4.10. Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, (a) there are no pending or, to the knowledge of the Company, threatened, Actions, or other proceedings at law or in equity against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole. This Section 4.10 shall not apply to Tax matters.

Section 4.11. Legal Compliance.

(a) Each of the Company and its Subsidiaries is, and for the three (3) years preceding the date hereof has been, in compliance with all applicable Laws in all material respects. This Section 4.11(a) shall not apply to Tax matters.

(b) For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole. This Section 4.11(b) shall not apply to Tax matters.

(c) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers and employees will be prevented, detected and deterred.

Section 4.12. Contracts; No Defaults.

(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xxi) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Top Vendors or Top Customers;

(ii) Each mortgage, note, debenture, other evidence of Indebtedness, guarantee, pledge, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries or pursuant to which a Lien has been placed on any material assets or properties (other than Company Intellectual Property) of the Company or any of its Subsidiaries, including any other agreement or commitment for future loans, credit or financing;

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(iii) Each Contract for the acquisition of any property or Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries entered into or consummated in the last two (2) years, in each case, involving payments in excess of $10,000,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iv) Each Contract related to the formation, governance or operation of a joint venture, partnership or similar arrangement or the sharing of profits or revenues therefrom or pursuant to which the Company or any of its Subsidiaries has an ownership interest in any other Person (excluding any wholly owned Subsidiary of the Company);

(v) Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents that are Company Benefit Plans and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vi) Contracts with any employee of the Company or its Subsidiaries that provides for annual base compensation in excess of $250,000;

(vii) Contracts under which any of the benefits thereunder, to any Person party thereto, shall be increased, or the vesting of benefits of which shall be accelerated, by the consummation of the Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Transactions;

(viii) Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s or any of the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(ix) Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(x) Each Contract pursuant to which the Company or any of the Company’s Subsidiaries grants a license, sublicense, right, consent or nonassertion under or with respect to any material Company Intellectual Property to any third Person (other than non-exclusive rights granted in the ordinary course of business to customers or service providers acting on Company’s behalf);

(xi) Each Contract pursuant to which a third Person grants to the Company or any of the Company’s Subsidiaries a license, sublicense, right, consent or nonassertion under or with respect to any Intellectual Property that is material to the business of the Company and its Subsidiaries (other than (A) Contracts granting nonexclusive rights to use commercially available off-the-shelf Software or Software as a service offerings (B) Open Source Licenses or (C) grants of nonexclusive rights incidental to the purpose of commercial contracts entered into in the ordinary course of business);

(xii) Each Contract to which the Company or any of its Subsidiaries is party or bound that involves the creation, development, transfer, assignment, or ownership of any material Company Registered Intellectual Property (other than employee confidentiality and invention assignment agreements entered into in the ordinary course of business consistent with past practice);

(xiii) Each Contract reasonably expected to result in capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $1,000,000 in any calendar year;

(xiv) Any Contract that (A) grants to any third Person any “most favored nation rights”, or (B) grants to any third Person price guarantees and is reasonably expected to result in aggregate future payments to the Company and its Subsidiaries in excess of $10,000,000 in any calendar year;

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(xv) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in, or lease, purchase or acquire any material properties or assets of, the Company or any of the Company’s Subsidiaries;

(xvi) any Contract with any Governmental Authority;

(xvii) Contracts under which the Company or any of its Subsidiaries is lessee of, or holds or operates any personal property owned by any other party, for which the rental exceeds $500,000 in any calendar year;

(xviii) Contracts under which the Company or any of its Subsidiaries is the lessor of or permits any third party to hold or operate any property, real or personal, for which the rental paid by such third party exceeds $500,000 in any calendar year;

(xix) Contracts for third party services relating to the Leased Real Property, for which payment for such services exceed $500,000 in any calendar year;

(xx) settlement or coexistence agreements with respect to any pending or threatened action (a) entered into within twelve (12) months prior to the date of this Agreement, other than settlement agreements for cash only (which has been paid) that does not exceed $200,000 as to such settlement or (b) with respect to which unsatisfied amounts or ongoing obligations remain outstanding; and

(xxi) documents required to be filed with the Proxy Statement/Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2) (4), (9) or 10 of Regulation S-K under the Securities Act as if the Company was the registrant; and

(xxii) any outstanding offer that, if accepted, would constitute any of the foregoing.

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto, subject to the Enforceability Exceptions and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto, subject to the Enforceability Exceptions. The Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract. Neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract. To the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). No party to any such Contract that is a Top Vendor or Top Customer has, within the past 12 months, canceled or terminated its business with, or, to the knowledge of the Company, threatened to cancel, terminate, materially limit or materially and adversely modify its business with, the Company or any of its Subsidiaries nor, to the knowledge of the Company, has any such Person as of the date of this Agreement otherwise been involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.13. Company Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan, and separately identifies each Company Benefit Plan that is subject to the Laws of a country other than the United States (a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable to each Foreign Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive, deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control, pension or similar plan, policy, program or agreement) which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries for the benefit of any current or former director, officer, individual consultant, worker or employee, or to which the Company or any of

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the Company’s Subsidiaries is a party or has or may have any current or contingent liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any (A) statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority, (B) grants made pursuant to standard forms of equity award agreement that have been made available to Acquiror, in which case only the forms of such equity award agreements will be listed, and (C) employment agreements or offer letters made pursuant to standard forms that have been made available to Acquiror and which provide for at-will employment without an obligation for severance or change in control benefits, in which case only the forms of such employment agreements or offer letters will be listed. With respect to each Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (I) such Company Benefit Plan (or, if not written, a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (II) the most recent summary plan descriptions, including any summary of material modifications, if applicable, (III) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (IV) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, if applicable, and (V) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b) Each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. In all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. No non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA and Section 4975 of the code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a (i) Multiemployer Plan, (ii) Title IV Plan, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, in each case, at any time within the previous three (3) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d) With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions), (i) entitle any current or former employee, officer or other individual service provider of the Company or any Subsidiary of the Company to any material severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of material compensation or benefits due to any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Award. The consummation of the Transactions will not, either alone or

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in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) All Company Awards have been granted in accordance with the terms of the Company Incentive Plan in all material respects and all applicable laws, including valid exemptions from registration under any applicable securities laws. Prior to the date hereof, the Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plan, (ii) the forms of standard award agreement under the Company Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plan, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms, including any acceleration triggers and early-exercise features, and current vested and unvested status, form of award, expiration date, and number of shares underlying such award). The treatment of Company Awards under this Agreement does not violate the terms of the Company Incentive Plan or any Contract governing the terms of such awards.

(h) Neither the Company nor any of the Company’s Subsidiaries have ever been an employer in relation to, participated in, or had any liability (whether prospective, contingent, or otherwise) to or in respect of a defined benefit pension scheme.

(i) No employee of the Company or any of the Company’s Subsidiaries in the United Kingdom has transferred to the Company or any of its Subsidiaries under the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended) who, prior to such transfer, was entitled to any early retirement benefits under a defined benefit pension scheme.

Section 4.14. Labor Relations; Employees.

(a) The Company has provided to Acquiror a true and complete anonymized list of all Persons who are employed or engaged by the Company or any Company Subsidiary, with an indication as to: (i) title or position; (ii) whether full or part time; (iii) hire date; (iv) current annual base compensation rate or other fee arrangement; (v) commission, bonus or other cash incentive-based compensation, including any incentive bonus opportunity; (vi) classification as exempt or non-exempt for wage and hour purposes; (vii) location; and (viii) classification (including as a W-2 employee or 1099 consultant and as exempt or non-exempt pursuant to the Fair Labor Standards Act of 1938, as amended and applicable state or local law.

(b) Except as set forth on Section 4.14(b) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, (ii) no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and (iii) no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, picketing, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(c) To the knowledge of the Company, each of the Company and its Subsidiaries are, and have been for the past three (3) years, in material compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, meal and rest breaks, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, work authorization and immigration, employment discrimination, harassment, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance (including under the federal Emergency Paid Sick Leave Act and the federal Emergency Family and Medical Leave Expansion Act).

(d) In the past three (3) years, the Company and its Subsidiaries have not received (i) written notice of any unfair labor practice charge or material complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) written notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) written notice of any material charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention

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of unlawful employment practices, (iv) written notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) written notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries. In the last three (3) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (x) an officer of the Company or any of the Company’s Subsidiaries or (y) an employee of the Company or any of the Company’s Subsidiaries.

(e) In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state, local or foreign Law relating to group terminations.

Section 4.15. Taxes.

(a) All income and other material Tax Returns required by applicable Tax Law to be filed by the Company or any of its Subsidiaries have been filed, all such Tax Returns are true, correct, and complete in all material respects, and the Company and each of its Subsidiaries has timely paid all income and other material Taxes due (whether or not shown on such Tax Returns).

(b) Each of the Company and its Subsidiaries has deducted and withheld from amounts owing to any employee, former employee, independent contractor, creditor, stockholder, or other third party all material amounts of Taxes required by applicable Tax Law to be deducted and withheld, and paid over to the proper Governmental Authority all such Taxes required by applicable Tax Law to be so paid over, and complied in all material respects with all Tax Laws applicable to such deduction and withholding.

(c) There are no Liens for Taxes (other than Permitted Liens) upon any assets of the Company or any of its Subsidiaries.

(d) No claim, assessment, deficiency, or proposed adjustment for any material amount of Taxes has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved, except for claims, assessments, deficiencies, or proposed adjustments being contested in good faith and for which adequate reserves have been established.

(e) There are no material Tax audits or other examinations of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions, or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries, in each case, other than customary extensions of the due date for filing a Tax Return.

(f) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification, sharing, or similar agreement, other than (i) any such agreement solely among the Company and its Subsidiaries and (ii) commercial Contracts not primarily related to Taxes.

(g) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed in whole or in part under Section 355 of the Code within the past two (2) years.

(h) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local, or non-U.S. Tax Law, as a transferee or successor, or by Contract (other than any commercial Contract not primarily related to Taxes) or (ii) has been a member of a group filing income Tax Returns on an affiliated, consolidated, combined, or unitary basis, other than a group the common parent of which was or is the Company or any of its Subsidiaries (and of which only the Company and its Subsidiaries are or were members).

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(i) Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(j) Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than the country of its organization.

(k) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l) The Company and its Subsidiaries have disclosed to the IRS all positions taken on their federal income Tax Returns which could give rise to a substantial understatement of Tax under Section 6662 of the Code or any similar provision of state, local or non-U.S. law.

(m) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date made before the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) executed prior to the Closing, or (v) intercompany transaction or excess loss account as described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax Law).

(n) Neither the Company nor any of its Subsidiaries has taken any action (or failed to take any action), or is aware of any facts or circumstances, that could reasonably be expected to impede or prevent the Merger from qualifying for the Intended Tax Treatment.

(o) Neither Company nor any of its Subsidiaries has utilized the employment Tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the CARES Act, as applicable, or the payroll Tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum. The Company and its Subsidiaries have properly complied with all applicable laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act for 2020 (or any similar election under state, local or non-U.S. law) and Section 2301 of the CARES Act (or any similar election under state, local or non-U.S. law).

(p) The consummation of the Transactions will not result in the imposition of any Taxes under the Income Tax Act, 1961 read with rules framed thereunder upon (i) the Company, (ii) Acquiror, (iii) Merger Sub, (iv) the stockholders of the foregoing (i), (ii) and (iii), or (v) as per Section 2(35) of the Income Tax Act, 1961.

Section 4.16. Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates.

Section 4.17. Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, vehicle, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Neither the Company nor any of its Subsidiaries is in material default with respect to any provision contained in any of such policies or has failed to give any notice or present any material claim under any of such policies in due and timely fashion. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

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Section 4.18. Licenses. The Company and its Subsidiaries have obtained, and maintain, all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each material License held by the Company or any of the Company’s Subsidiaries is in full force and effect. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or, to the knowledge of the Company, threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License; or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the Transactions, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.18 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.

Section 4.19. Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. Except as would not reasonably be expected to have a Company Material Adverse Effect, all material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20. Real Property. Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(a) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(b) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(c) Except as disclosed on Section 4.20(c) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company, its Subsidiaries or any counterparty to a Real Property Lease is in material breach or material default under the Real Property Leases.

(d) Except as disclosed on Section 4.20(d) of the Company Disclosure Letter, as of the date of this Agreement, there are no written leases, subleases, licenses or other agreements that create or confer upon any Person other than the Company or its Subsidiaries, a right to use or occupy the Leased Real Property or any portion thereof, subject to the entry and reversionary rights of lessors under the Real Property Leases and the rights of holders of Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(f) None of the Company or any of its Subsidiaries owns any Owned Real Property.

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Section 4.21. Intellectual Property.

(a) Section 4.21(a)(i) of the Company Disclosure Letter lists each item of Company Intellectual Property that is issued by or registered or pending with a Governmental Authority or domain name registrar as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all Company Registered Intellectual Property. To the knowledge of the Company, all Company Registered Intellectual Property is subsisting and (excluding any pending applications included in the Company Registered Intellectual Property) is valid and enforceable.

(b) The Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens) all Company Intellectual Property. Without limiting the generality of the foregoing, during the past three (3) years, the Company and its Subsidiaries have entered into written agreements with every current and former employee and independent contractor who, in each case, has created or developed material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, whereby such employees and independent contractors (i) assign to the Company or a Company Subsidiary all of their right, title and interest in such material Intellectual Property and (ii) agree to hold all Trade Secrets included in the Company Intellectual Property (that were disclosed to or accessed by such employees or independent contractors during the term of their employment or engagement) as confidential both (A) during the term of their applicable employment or engagement, and (B) except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, after the term of such employment or engagement. Except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, taken as a whole, to the knowledge of Company, the Company or one of its Subsidiaries have valid and continuing rights to all Intellectual Property necessary and sufficient for the conduct of the business of the Company and its Subsidiaries as presently conducted; provided that the foregoing representation and warranty in this sentence does not constitute a representation and warranty of non-infringement of the Intellectual Property of any third Person.

(c) To the knowledge of the Company, the Company, its Subsidiaries, and the conduct of the business of the Company and its Subsidiaries (including the creation, development, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Company and its Subsidiaries) have not, since three (3) years preceding the date of this Agreement, infringed upon, misappropriated or otherwise violated the Intellectual Property of any third Person in any material respect. As of the date of this Agreement, there is no action pending or threatened in writing to which the Company or any Subsidiary of the Company is a named party, or, to the Company’s knowledge, for which any other Person is entitled to be indemnified, defended, held harmless, or reimbursed by the Company or any Subsidiary of the Company, in each case that (i) alleges the infringement, misappropriation or other violation of the Intellectual Property of any third Person or (ii) challenges the ownership, use, validity or enforceability of any Company Intellectual Property, and there has not been, since twelve (12) months preceding the date of this Agreement, any such action brought or threatened in writing.

(d) Except as set forth on Section 4.21(d) of the Company Disclosure Letter, to the knowledge of the Company (i) no Person is infringing upon, misappropriating or otherwise violating any material Company Intellectual Property in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person since three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement, violation or misappropriation by such third Person of any material Company Intellectual Property.

(e) During the past three (3) years, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of Trade Secrets. Except in each case as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company there has not been any unauthorized disclosure of or unauthorized access to any such Trade Secrets to any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information to the detriment of the Company, such Subsidiary, or, to the knowledge of the Company, such Person to whom the Company or any of its Subsidiaries has a Contract with confidentiality obligation. No source code for any Company Software (excluding Open Source Materials) has been delivered, licensed or made available by the Company or any of its Subsidiaries to, or accessed by, any escrow agent or other Person, other than employees or independent contractors subject to written non-disclosure agreements restricting the disclosure and use of such source code.

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(f) No funding, facilities or resources of any Governmental Authority or any research or academic institution was used in the creation or development of any material Company Intellectual Property or other material Intellectual Property created or developed by the Company or any of its Subsidiaries in a manner that has resulted in such Governmental Authority or research or academic institution having any ownership of or right to any such Intellectual Property.

(g) The Company Software does not contain any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or any “back door,” “time bomb”, “Trojan horse,” “virus”, “worm,” contaminants, “drop dead device,” or other malicious code or routines that enable or permit the unauthorized access, unauthorized disablement or unauthorized erasure, of any Company System. The current version of the Company Software does not contain any “bugs”, faults, or errors, except for any such “bugs”, faults or errors that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries own, or have a valid right to access and use, the Company Systems. The Company Systems are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted. The Company takes and has taken reasonable measures, including (if applicable) entering into appropriate Contracts with third parties pursuant to which such third parties operate the Company Systems on behalf of the Company, to maintain and protect the performance, integrity and security of the Company Systems and to back up such Company Systems.

(h) Except as set forth in Section 4.21(h) of the Company Disclosure Letter, no Open Source Material is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with any Company Software by the Company or any of its Subsidiaries, in each case, in a manner that has required the Company or any Subsidiary: (A) to distribute, make available, license or disclose to any Person the source code to any Company Software; (B) to distribute, make available, or license any Company Software without charge or at a reduced or nominal charge; (C) to distribute, make available, license or disclose any Company Software for the purpose of making modifications or derivative works; or (D) to grant a license to, or refrain from asserting of enforcing any Company Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in material compliance with the terms and conditions of the applicable Open Source Licenses for the Open Source Materials that are included, incorporated or embedded in, linked to, combined, made available or distributed with any Company Software.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in: (i) the loss or impairment of any Company Intellectual Property; (ii) the release, disclosure, provision or delivery of, or the requirement to release, disclose, provide or deliver, any source code constituting Company Software to any third Person; (iii) the grant, assignment or transfer of, or the requirement to grant, assign or transfer, to any other Person of any license, ownership or other right or interest in, to or under any Company Intellectual Property; or (iv) the obligation to pay any additional consideration to, or the reduction of any payments from, any Person with respect to any Company Intellectual Property.

Section 4.22. Privacy and Cybersecurity.

(a) Except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, the Company and its Subsidiaries are in material compliance with, and during the three (3) years preceding the date of this Agreement have been in material compliance with, (i) all applicable Privacy Laws, including requirements thereunder to maintain privacy policies and notices regarding Personal Information, (ii) all of the Company’s and its Subsidiaries’ publicly facing privacy policies and notices regarding Personal Information, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including cross-borders) of Personal Information. Except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, the Company has implemented and maintained policies, procedures and systems as are required by Privacy Laws for receiving and appropriately responding to requests from individuals concerning their Personal Information. None of the Company’s public facing privacy policies regarding Personal Information contain any material misrepresentation or omission likely to mislead any Person acting reasonably under the circumstances to whom such policies are directed. There are no Actions by any Person (including any Governmental Authority), to which the Company or any of the Company’s Subsidiaries is a named party, pending or to the knowledge of the Company threatened against the Company or its Subsidiaries alleging a violation of (i) any

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Privacy Laws, including with respect to any third Person’s privacy or Personal Information, (ii) applicable privacy policies, or (iii) contractual commitments of the Company or any of the Company’s Subsidiaries with respect to any Personal Information.

(b) To the knowledge of the Company, during the three (3) years preceding the date of this Agreement, (i) there have been no material instances of data breaches, security incidents, or misuse of or unauthorized use of, access to, intrusions into, disruptions of, or data loss involving Company Systems which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, that have not been remediated, (ii) the Company and its Subsidiaries have implemented commercially reasonable measures designed to protect Personal Information in their possession or control against loss, theft, unauthorized access, use, modification, alteration, destruction, disclosure, or other misuse, including through administrative, technical, and physical safeguards, and (iii) neither the Company nor any Subsidiary of the Company has (A) experienced any material incident involving loss, theft, misuse of or unauthorized access to or disclosure of any Personal Information, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any such incident, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries have provided or been required to provide any written notification to any Person in connection with any unlawful, unauthorized or unintended disclosure of Personal Information. The Company has not paid (i) any perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about any data breach incident or cyber-attack.

(c) To the extent required by applicable Privacy Laws, except to the extent it would, individually or in the aggregate, not reasonably be expected to result in a Company Material Adverse Effect, all third-party services providers, outsourcers, processors or other third parties who process, store or otherwise handle any Personal Information for or on behalf of the Company or any of its Subsidiaries have contractually agreed to comply with applicable Privacy Laws and maintain the confidentiality of Personal Information processed on behalf of the Company or any of its Subsidiaries, and to protect and secure such Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. To the knowledge of the Company, no (i) third party who has provided any Personal Information to the Company and its Subsidiaries has done so in violation of applicable Privacy Laws, including requirements thereunder requiring providing any notice and obtaining any consent required and (ii) Person acting for or on behalf of the Company and any of its Subsidiaries has violated any of the requirements or obligations described in Section 4.22(a).

(d) The Company is not subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit Purchaser or Company from receiving, accessing, storing or using any Personal Information in the manner in which the Company received, accessed, stored and used such Personal Information prior to the Closing. The execution, delivery and performance of this Agreement by the Company does not violate its obligations under applicable Privacy Laws, the Company’s privacy policies and applicable contractual obligations of the Company regarding its collection, use or disclosure of Personal Information.

Section 4.23. Environmental Matters.

(a) To the knowledge of the Company, the Company and its Subsidiaries are, and since January 1, 2018 have been, in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Licenses required by Environmental Laws (“Environmental Permits”).

(b) Neither the Company nor its Subsidiaries has received written notice that it is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of any Hazardous Materials.

(c) No material Action is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such an Action.

(d) The Company has not received written notice that the Company or any Company Subsidiary has released any Hazardous Materials at, on, in, under or from the Leased Real Property, the Owned Real Property or any other location, including any properties formerly owned, leased or operated by the Company or any Company

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Subsidiary and neither the Company nor any Company Subsidiary has released any Hazardous Materials at any location, in each case for which there was an obligation under Environmental Law to perform any investigation or remedial action.

(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections, including copies of all Phase I and Phase II environmental site assessments relating to the Leased Real Property and Owned Real Property, or other location formerly owned, leased or operated by the Company or any Company Subsidiary, in the Company’s possession, and any material communications or notices concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24. Absence of Changes.

(a) From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

(b) Since the date of the most recent balance sheet included in the Financial Statements, except (i) as set forth on Section 4.24(b) of the Company Disclosure Letter, (ii) for any actions taken in response to COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and the other documents to which the Company is a party contemplated hereby, through and including the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

(c) Since the date of the most recent balance sheet included in the Financial Statements, except (i) as set forth on Section 4.24(c) of the Company Disclosure Letter, (ii) for any actions taken in response to COVID-19 Measures, (iii) in connection with any Permitted Interim Financing and (iv) in connection with the transactions contemplated by this Agreement the other documents to which the Company is a party contemplated hereby, neither the Company nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of Acquiror pursuant to Section 6.1(a) through (d), (f), (g), (i), (j), (l), (m), or (n) or, with respect to the foregoing, (x).

Section 4.25. Anti-Corruption Compliance.

(a) For the past five (5) years, neither the Company nor any of its Subsidiaries, nor any director, officer or employee, nor, to the knowledge of the Company, any agent while acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, for the purpose of (i) influencing any act or decision of such government official or employee, candidate, party or campaign, (ii) inducing such government official or employee, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any person, (iv) expediting or securing the performance of official acts of a routine nature, (v) securing any improper advantage, or (vi) otherwise in violation of the Anti-Bribery Laws.

(b) The Company has not established or maintained any unlawful fund of corporate monies or any other properties.

(c) Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(d) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26. Sanctions and International Trade Compliance.

(a) The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all applicable International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations

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from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, complaints, charges, voluntary disclosures or Actions against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, employees, or to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.27. Vendors. Section 4.27 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top five (5) vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2022 (the “Top Vendors”).

Section 4.28. Customers. Section 4.28 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top five (10) customers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ revenue with such counterparty during the trailing twelve months for the period ending December 31, 2022 (the “Top Customers”).

Section 4.29. Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.30. No Additional Representation or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.

Article V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (i) any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) or (ii) the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1. Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those incident to this Agreement and the Transactions. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all

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jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2. No Substantial Government Ownership Interest. To the knowledge of Acquiror, no national or subnational governments of a single foreign state have a “substantial interest” in Acquiror or Merger Sub, respectively, within the meaning of the Defense Production Act of 1950, including all implementing regulations thereof.

Section 5.3. Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) subject to obtaining the Acquiror Stockholder Approval, consummate the Transactions and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the Transactions have been (i) duly and validly authorized and approved by the Acquiror Board and by Acquiror as the sole stockholder of Merger Sub and (ii) determined by the Acquiror Board as advisable to Acquiror and the Acquiror Stockholders and (iii) recommended for approval by the Acquiror Stockholders. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Stockholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and/or Merger Sub, as applicable, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and/or Merger Sub, as applicable, enforceable against Acquiror and/or Merger Sub, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present, the Acquiror Stockholder Approval is the only vote of any of Acquiror’s capital stock necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the Transactions, including the Closing.

(c) At a meeting duly called and held, the Acquiror Board has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.4. No Conflict. Subject to the Acquiror Stockholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect or (ii) be material to Acquiror.

Section 5.5. Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the knowledge of Acquiror, threatened Actions against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date of this Agreement, there are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date of this Agreement, there is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. From their respective dates of inception to the date of this Agreement, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror. This Section 5.5 shall not apply to Tax matters.

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Section 5.6. SEC Filings.

(a) Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since March 4, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(b) On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) under the Securities Act and/or filed pursuant to Section 14(a) of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. On the date of any filing pursuant to Rule 424(b) under the Securities Act and/or Section 14(a) of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Stockholders, and at the time of the Acquiror Stockholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Acquiror’s knowledge, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that, to Acquiror’s knowledge, are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP and there have been no significant deficiencies or material weakness in Acquiror’s internal control over financial reporting (whether or not remediated) and no change in Acquiror’s control over financial reporting that has materially affected, or is reasonably likely to materially affect Acquiror’s internal control over financial reporting.

(b) As of the date hereof, each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.

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(d) The financial statements and notes contained or incorporated by reference in the Acquiror SEC Filings fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Acquiror as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Acquiror has no off-balance sheet arrangements that are not disclosed in the Acquiror SEC Filings. No financial statements other than those of Acquiror are required by GAAP to be included in the consolidated financial statements of Acquiror.

(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any actual fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.8. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act, and (ii) as otherwise disclosed on Section 5.8 of the Acquiror Disclosure Letter.

Section 5.9. Trust Account. As of the date of this Agreement, Acquiror has at least $45,458,686 in the Trust Account (including an aggregate of approximately $10,062,500 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 4, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than the Acquiror Stockholders holding shares of Acquiror Common Stock sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than (i) to pay Taxes and (ii) payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

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Section 5.10. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.11. Absence of Changes. Since March 31, 2023, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect and (b) except as set forth in Section 5.11 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.12. No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the Transactions, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.13. Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror is $22,100 divided into (i) 200,000,000 shares of Acquiror Class A Common Stock, 4,445,813 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 shares of Acquiror Class B Common Stock, of which 7,187,500 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) The Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 14,375,000 Acquiror Common Warrants and 8,250,000 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) the date that is twelve (12) months from the date of the closing of Acquiror’s initial public offering, and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.13 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with any Private Placement Investment consummated in accordance with this Agreement, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the

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repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d) Subject to obtaining the Acquiror Stockholder Approval, the shares of Acquiror Class A Common Stock comprising the Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase, option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e) Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.14. Brokers’ Fees. Except fees described on Section 5.14 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.15. Indebtedness. Section 5.15 of the Acquiror Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Acquiror and Merger Sub.

Section 5.16. Taxes.

(a) All income and other material Tax Returns required by applicable Tax Law to be filed by Acquiror or Merger Sub have been filed, all such Tax Returns are true, correct, and complete in all material respects, and the Acquiror and Merger Sub have timely paid all income and other material Taxes due (whether or not shown on such Tax Returns).

(b) Each of Acquiror and Merger Sub has deducted and withheld from amounts owing to any employee, former employee, independent contractor, creditor, stockholder, or other third party all material amounts of Taxes required by applicable Tax Law to be deducted and withheld, and paid over to the proper Governmental Authority all such Taxes required by applicable Tax Law to be so paid over, and complied in all material respects with all Tax Laws applicable to such deduction and withholding.

(c) There are no Liens for Taxes (other than Permitted Liens) upon any assets of Acquiror or Merger Sub.

(d) No claim, assessment, deficiency, or proposed adjustment for any material amount of Taxes has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved, except for claims, assessments, deficiencies, or proposed adjustments being contested in good faith and for which adequate reserves have been established.

(e) There are no material Tax audits or other examinations of Acquiror or Merger Sub presently in progress, and there are no waivers, extensions, or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub, in each case, other than customary extensions of the due date for filing a Tax Return.

(f) Neither Acquiror nor Merger Sub is a party to any Tax indemnification, sharing, or similar agreement, other than (i) any such agreement solely between Acquiror and Merger Sub and (ii) commercial contracts not primarily related to Taxes.

(g) Neither Acquiror nor Merger Sub has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed in whole or in part under Section 355 of the Code within the past two (2) years.

(h) Neither Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than Acquiror and Merger Sub) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local, or non-U.S. Tax Law, as a transferee or successor, or by Contract (other than any commercial Contract not primarily related to Taxes) or

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(ii) has been a member of a group filing income Tax Returns on an affiliated, consolidated, combined, or unitary basis, other than a group the common parent of which was or is Acquiror or Merger Sub (and of which only the Acquiror or Merger Sub are or were members).

(i) Neither Acquiror nor Merger Sub has received any written notice from any Governmental Authority in a jurisdiction where Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(j) Neither Acquiror nor Merger Sub has received any written notice from any Governmental Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than the country of its organization.

(k) Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l) The Acquiror and Merger Sub have disclosed to the IRS all positions taken on their federal income Tax Returns which could give rise to a substantial understatement of Tax under Section 6662 of the Code or any similar provision of state, local or non-U.S. law.

(m) Neither Acquiror nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date made before the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) executed prior to the Closing, or (v) intercompany transaction or excess loss account as described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax Law).

(n) Neither Acquiror nor Merger Sub has taken any action (or failed to take any action), or is aware of any facts or circumstances, that could reasonably be expected to impede or prevent the Merger from qualifying for the Intended Tax Treatment.

(o) Neither Acquiror nor Merger Sub has utilized the employment Tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the CARES Act, as applicable, or the payroll Tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum. The Acquiror and Merger Sub have properly complied with all applicable laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act for 2020 (or any similar election under state, local or non-U.S. law) and Section 2301 of the CARES Act (or any similar election under state, local or non-U.S. law).

Section 5.17. Business Activities.

(a) Since formation, neither Acquiror nor Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the Transactions, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business

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Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than incident to the Transactions and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and Transactions (other than with respect to expenses and fees incurred in connection therewith and the Business Combination), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.18. Stock Market Quotation. As of the date hereof, the Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “ARRW”. As of the date hereof, the Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “ARRWW.” There is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.19. Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business or pursuant to any plan, no director, officer or other affiliate of Acquiror or Merger Sub, to the knowledge of Acquiror, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that Acquiror furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, Acquiror, any goods or services; (c) a beneficial interest in any contract or agreement disclosed pursuant to this Section 5.19; or (d) any contractual or other arrangement with Acquiror, other than customary indemnity arrangements (each, an “Interested Party Transaction”); provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 5.19. Acquiror has not, since its formation, extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Acquiror, or materially modified any term of any such extension or maintenance of credit. Section 5.20 of the Acquiror Disclosure Schedule sets forth (i) a list all Interested Party Transactions of Acquiror, (ii) all contracts or arrangements between Acquiror on the one hand and any immediate family member of any director, officer or employee of Acquiror on the other hand, and (iii) a true and complete list of all contracts, side letters, and arrangements between Acquiror, on the one hand, and any other person, on the other hand, which grant or purport to grant any board observer or management rights.

Section 5.20. Non-Foreign Representation. Acquiror is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”). Acquiror is not controlled by a “foreign person,” as defined in the DPA. No foreign person owning an interest in Acquiror, whether as a stockholder or otherwise, has the right or ability to obtain through Acquiror any of the following with respect to the Company: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Acquiror Board or the Company Board or the right to nominate an individual to a position on the Acquiror Board or the Company Board; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” of the Company (as defined in the DPA).

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Section 5.21. Opinion of Financial Advisor. The Acquiror Board has received the opinion (the “Fairness Opinion”) of Lincoln International LLC (the “Acquiror Financial Advisor”), to the effect that, as of the date of the Fairness Opinion, and based upon and subject to the various assumptions, qualifications, and limiting conditions set forth therein, and in reliance thereon, the Merger Consideration to be issued by the Acquiror in the Transactions pursuant to this Agreement is fair, from a financial point of view, to the holders of Acquiror Class A Common Stock prior to the consummation of the Transactions (other than (i) holders of Acquiror Class A Common Stock who elect to redeem their shares prior to or in connection with the Transactions, (ii) officers, directors, or affiliates of the Acquiror or Sponsor and (iii) the Sponsor).

Section 5.22. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, partners or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.23. No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

Article VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (i) as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements, (ii) as required by Law, (iii) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (iv) as required to comply with COVID-19 Measures or (v) in connection with any commercially reasonable action taken or not taken by the Company or any of its Subsidiaries in good faith to mitigate the risk to the Company or any of its Subsidiaries as a result of COVID-19 (in each case of clause (iv) and/or clause (v) of this Section 6.1, but only to the extent reasonable and prudent in light of the business of the Company and its Subsidiaries and, where applicable, the circumstances giving rise to adverse changes in respect of COVID-19 or the COVID-19 Measures (collectively the “COVID-19 Changes”)), use reasonable best efforts to operate the business of the Company in the ordinary course of business, including, but not limited to, continuing to maintain its relationship with customers, suppliers and vendors, accrue and collect accounts receivable, accrue and pay accounts payable and

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other expenses, and establish reserves for uncollectible accounts and doubtful receivables consistent with custom and past practice. Without limiting the generality of the foregoing, except as required by this Agreement or the Ancillary Agreements, as required by Law, as required by the COVID-19 Measures or in connection with the COVID-19 Changes, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to:

(a) materially change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

(b) make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company Common Stock or equity interests;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Company Awards) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(e) except in the ordinary course of business consistent with past practice or transactions between the Company and its wholly owned Subsidiaries: (i) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a)(i) of the Company Disclosure Letter or any Real Property Lease or (ii) waive, delay the exercise of, release or assign any material rights or claims under any Contract of a type required to be listed on Section 4.12(a)(i) of the Company Disclosure Letter or any Real Property Lease;

(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment and (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(g) acquire any ownership interest in any real property;

(h) except as otherwise required by existing Company Benefit Plans, (i) grant any severance, retention, change in control or termination or similar pay, or any award under any Company Benefit Plan (including any cash or equity or equity-based incentive), except in connection with the promotion, hiring or termination of employment of any employee of the Company or its Subsidiaries in the ordinary course of business consistent with past practice (and otherwise consistent with the terms herein), (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries, including the (x) hiring of additional employees with annual compensation in excess of $200,000 or additional officers or the (y) termination of existing employees with annual compensation in excess of $200,000 or existing officers, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the annual base salary or bonus opportunity of any employee, officer, director or other individual service provider with annual compensation in excess of $200,000, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries;

(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets or equity interests of, any corporation, partnership, association, joint venture or other business organization or division thereof;

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(j) (i) make or change any material Tax election, (ii) materially amend, modify, or otherwise change any filed material Tax Return, (iii) change any material accounting method in respect of Taxes, (iv) enter into any material “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) or any Tax sharing, indemnification, or similar agreement (other than any commercial Contract not primarily related to Taxes), (v) settle any material claim or assessment in respect of Taxes, (vi) knowingly surrender or allow to expire any right to claim a material refund of Taxes, or (vii) consent to any extension or waiver of the statute of limitation applicable to any claim or assessment in respect of material Taxes (other than customary extensions of the due date for filing a Tax Return);

(k) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.1(k) of the Company Disclosure Letter as existing on the date of this Agreement;

(l) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(m) issue any additional shares of Company Common Stock or securities exercisable for or convertible into Company Common Stock, other than (A) the issuance of Company Common Stock upon the exercise or settlement of Company Warrants or Company RSUs in the ordinary course of business under the Company Incentive Plan and applicable award agreement, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, or (B) in connection with a Permitted Interim Financing; provided, that the Company shall use reasonable efforts to update Acquiror on a periodic basis of the material terms of any Permitted Interim Financing and shall promptly notify Acquiror of any contemplated or ongoing Permitted Interim Financing, including, among other things, the material terms thereof (including pricing and expected financing amount) and furnish such information or documentation as may be reasonably requested by Acquiror in connection therewith;

(n) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);

(o) waive, release, settle, compromise or otherwise resolve any Action, litigation or other proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $200,000 in the aggregate;

(p) sell, assign, lease, license, sublicense, covenant not to assert, encumber, cancel, dispose of, abandon, fail to maintain, permit to lapse or expire, convey, or otherwise transfer (or agree to do any of the foregoing with respect to), any material Company Intellectual Property, except for (i) the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term or Contract (without the possibility of any further extension or renewal) or where Company, using its reasonable business judgment, determines that such Company Registered Intellectual Property is not material to its business (ii) non-exclusive, non-source code licenses granted in the ordinary course of business consistent with past practice;

(q) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any Trade Secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries, in each case other than in the ordinary course of business consistent with past practice and pursuant to customary contractual obligations to maintain the confidentiality thereof;

(r) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(r) of the Company Disclosure Letter, in the aggregate;

(s) enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

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(t) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(u) except as set forth on Section 6.1(v) of the Company Disclosure Letter, terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s Subsidiaries;

(v) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, issue or sell any debt securities or any rights to acquire debt securities of the Company or any of its Subsidiaries, incur any Liens other than Permitted Liens, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with a Permitted Interim Financing, provided, that the Company shall use reasonable best efforts to update Acquiror on a periodic basis (including promptly in the event of any material developments) of the material terms of any Permitted Interim Financing (including pricing and expected financing amount and other material terms thereof) and furnish such information or documentation as may be reasonably requested by Acquiror in connection therewith;

(w) repay or otherwise satisfy any amounts outstanding in respect of any securities issued in connection with any Permitted Interim Financing that are convertible into or exercisable for Company Common Stock; or

(x) enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, during the Interim Period, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to (x) all of their respective properties, books, Contracts, commitments, Tax Returns, records, and (promptly following the execution of a consent in form and substance reasonably acceptable to such auditors or independent accountants) accounts and work papers of the Company’s and its Subsidiaries’ independent accountants and auditors and (y) appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Action initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Action or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Action, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3. Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall act in good faith to deliver to Acquiror, as soon as reasonably practicable following the date hereof, (i) the audited consolidated balance sheets and statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries

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as of and for the years ended December 31, 2021 and December 31, 2022, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to such registrant (the “Updated Financial Statements”).

(b) As soon as reasonably practicable following the date hereof, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for the 3-month period ended March 31, 2023 (the “Q1 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q1 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(a) As soon as reasonably practicable following the date hereof, as necessary, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for any additional three (3) month periods which would be reasonably requested or required by Acquiror for inclusion in the Proxy Statement/Registration Statement (the “Additional Quarterly Financial Statements”), which shall comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of any Additional Quarterly Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to such Additional Quarterly Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b) The Company shall, as promptly as practicable, provide Acquiror with all other information concerning the Company and its management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested or required by Acquiror for inclusion in the Proxy Statement/Registration Statement.

Section 6.4. Forfeiture of Company Incentive Shares. During the Interim Period in connection with any Private Placement Investment duly authorized in accordance with this Agreement or election not to redeem by any holder of Acquiror Securities, the Company agrees, as necessary, to consent to the assignment or forfeiture of its portion of the Incentive Shares to Non-Redeeming Stockholders or Private Placement Investors, as applicable.

Section 6.5. Affiliate Agreements. All Affiliate Agreements set forth on Section 6.5 of the Company Disclosure Letter shall be terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, in each case, except as otherwise set forth on Section 6.5 of the Company Disclosure Letter. With respect to each such Affiliate Agreement, the Company shall deliver to Acquiror evidence of such termination or settlement, as applicable, at or prior to the Closing.

Article VII

COVENANTS OF ACQUIROR

Section 7.1. Employee Matters.

(a) Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan, which shall be mutually agreeable to Acquiror and the Company (the “Incentive Equity Plan”). Acquiror shall cause a number of Acquiror Securities equal to ten percent (10%) of the total number of Acquiror Securities that will be issued on a fully diluted basis as of the Effective Time to be initially available for issuance under awards granted pursuant to the Incentive Equity Plan (inclusive of the shares available for issuance under the Incentive Equity Plan), with an annual “evergreen” increase of five percent (5%) of the shares of Acquiror Common Stock outstanding as of the date prior to the annual evergreen increase. Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Class A Common Stock issuable under the Incentive Equity Plan, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

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(b) ESPP. Prior to the Closing Date, Acquiror shall approve and adopt an employee stock purchase plan, which shall be mutually agreeable to both Acquiror and the Company (the “ESPP”). Acquiror shall cause a number of Acquiror Securities equal to two percent (2%) of the total number of Acquiror Securities that will be issued on a fully diluted basis following the Effective Time to be initially available for issuance under the ESPP (inclusive of the shares available for issuance under the ESPP), with an annual “evergreen” increase of one percent (1%) of the Acquiror Common Stock outstanding as of the date prior to the annual evergreen increase. Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Class A Common Stock issuable under the ESPP.

(c) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2. Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use or otherwise at its direction, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

Section 7.3. Listing. During the Interim Period, Acquiror shall use reasonable best efforts to cause Acquiror to remain listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Acquiror Class A Common Stock issuable in the Merger, and shall use reasonable best efforts to obtain approval for the listing of such shares of Acquiror Class A Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4. Acquiror Conduct of Business.

(a) During the Interim Period, except as set forth on Section 7.4(a) of the Acquiror Disclosure Letter, Acquiror shall, and shall cause Merger Sub to, except as required by Law, as contemplated by this Agreement, or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:

(i) seek any approval from the Acquiror Stockholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;

(ii) (x) make or declare any dividend or distribution to the Acquiror Stockholders or make any other distributions in respect of any of Acquiror’s equity interests or Merger Sub Capital Stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s equity interests or Merger Sub Capital Stock, or (z) purchase, repurchase, redeem or otherwise acquire any issued and

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outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii) (A) make or change any material Tax election, (B) materially amend, modify, or otherwise change any filed material Tax Return, (C) change any material accounting method in respect of Taxes, (D) enter into any material “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) or any Tax sharing, indemnification, or similar agreement (other than any commercial Contract not primarily related to Taxes), (E) settle any material claim or assessment in respect of Taxes, (F) knowingly surrender or allow to expire any right to claim a material refund of Taxes, or (G) consent to any extension or waiver of the statute of limitation applicable to any claim or assessment in respect of material Taxes (other than customary extensions of the due date for filing a Tax Return);

(iv) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder;

(v) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than (x) any indebtedness for borrowed money or guarantee from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Acquiror in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at the Closing, and in any event in an aggregate amount not to exceed $500,000 (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan) or (y) incurred between Acquiror and Merger Sub;

(vii) (A) issue or promise to issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities (including any Incentive Shares), other than the issuance of the shares of Acquiror Class A Common Stock comprising the Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(viii) enter into any agreement to do any action prohibited under this Section 7.4.

Section 7.5. Post-Closing Directors and Officers of Acquiror.

(a) The parties shall use reasonable best efforts to ensure that the individuals listed on Section 7.5(a) of the Company Disclosure Letter, and the additional individuals as agreed between Acquiror and the Company pursuant to the parameters set forth on Section 7.5(a) of the Company Disclosure Letter, are nominated and elected as directors of Acquiror effective immediately after the Closing, and the identities of such individuals shall be made publicly available as promptly as practicable following the date hereof (but in any event prior to the date on which the Proxy Statement/Registration Statement is filed with the SEC in definitive form).

(b) Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time (i) the Acquiror Board of Directors shall have a majority of “independent” directors for the purposes of Nasdaq and (ii) the initial officers of Acquiror shall be as set forth on Section 2.6(b) of the Company Disclosure Letter, in each case, each of whom shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.6. Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being

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acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.6.

(b) For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2022; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.6 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.6.

(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.7. Acquiror SEC Filings. During the Interim Period, Acquiror will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC.

Section 7.8. Private Placements.

(a) If, after the Acquiror Stockholders’ Meeting, the Available Acquiror Cash, determined as if the Closing occurred on such date (giving effect to the Acquiror Share Redemptions and the Private Placement Investments) would be less than the Minimum Cash Amount, then, at or prior to the Closing, (i) Acquiror shall, notwithstanding anything contained herein to the contrary, have the right (but not the obligation) to seek additional sources of capital in order to satisfy the Minimum Cash Amount, which may include, but not be limited to, entry into agreements to sell to any other person in a private placement additional shares of Acquiror Class A Common Stock (A) that have the same rights, privileges and preferences as the shares of Acquiror Class A Common Stock that are issued to Company Securityholders as Merger Consideration (with no additional securities or economic inducements, except or as otherwise expressly consented to by the Company in advance of such issuance) and (B) at a price per share not less than $10.00 up to the amount that would cause the Available Acquiror Cash to be at least equal to the Minimum

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Cash Amount; provided that, any Private Placement Investment pursuant to this Section 7.8(a) that would cause the Available Acquiror Cash to exceed the Minimum Cash Amount shall be agreed upon by Acquiror and the Company, and (ii) use reasonable best efforts to enter into certain agreements to incentivize holders of Acquiror Class A Common Stock to either unwind or facilitate the unwinding of their respective exercise of applicable redemption rights.

(b) Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, Acquiror shall not agree to reduce or impair the rights of Acquiror or any third-party rights of the Company under any Securities Purchase Agreement, and Acquiror shall not permit any material amendment or material modification to be made to, any material waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any material provision or material remedy under, or any replacements of, any of the Securities Purchase Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that in the case of any such assignment or transfer, the initial party to such Securities Purchase Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the Private Placement Investment contemplated thereby. Subject to the immediately preceding sentence, Acquiror shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Private Placement Investments and the other transactions contemplated by the Securities Purchase Agreements on the terms and conditions described therein, including maintaining in effect the Securities Purchase Agreements and take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Securities Purchase Agreements on the terms described therein, including: (1) satisfying in all material respects on a timely basis all conditions and covenants applicable to Acquiror in the Securities Purchase Agreements and otherwise comply with its obligations thereunder, (2) in the event that all conditions in the Securities Purchase Agreements (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummating the transactions contemplated by the Securities Purchase Agreements at or prior to Closing; (3) reasonably conferring with the Company regarding timing of the consummation of the Private Placement Investments; (4) delivering notices to counterparties to the Securities Purchase Agreements sufficiently in advance of the Closing to cause them to fund their obligations in advance of the Closing; and (5) pursuant to Section 11.15, using its reasonable best efforts to enforce its rights under the Securities Purchase Agreements to cause the applicable Private Placement Investors to pay to (or as directed by) Acquiror the applicable purchase price under each Investor’s applicable Securities Purchase Agreement in accordance with its terms.

(c) Without limiting the generality of the foregoing, Acquiror shall give the Company, prompt (and, in any event within three Business Days) written notice: (i) of any amendment to any Securities Purchase Agreement (together with a copy of such amendment); (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Securities Purchase Agreement known to Acquiror; and (iii) if Acquiror does not expect to receive all or any portion of the Private Placement Investments on the terms, in the manner or from the sources contemplated by the Securities Purchase Agreements.

Section 7.9. Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Acquiror Board by any of the Acquiror Stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.10. Non-Redemption Agreements. During the Interim Period, Acquiror agrees to use commercially reasonable efforts to enter into Non-Redemption Agreements, in a form to be mutually acceptable by the Acquiror and the Company, (together with any non-redemption agreements executed on or prior to the date hereof, the “Non-Redemption Agreements”) with the holders of Acquiror Class A Common Stock (the “Non-Redeeming Stockholders”).

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Section 7.11. Forfeiture of Acquiror Class B Common Stock. During the Interim Period in connection with any Private Placement Investment duly authorized in accordance with this Agreement or election not to redeem by any holder of Acquiror Securities, Acquiror agrees, as necessary, to consent to the assignment or forfeiture of its portion of the Incentive Shares to Non-Redeeming Stockholders or Private Placement Investors, as applicable.

Section 7.12. Extension. If the Closing has not occurred on or prior to July 6, 2023 (the “Extension Trigger Date”), Acquiror shall use its reasonable best efforts to (a) cause the Acquiror Board to approve Additional Extensions, until the earlier of (i) the Closing, (ii) the termination of this Agreement in accordance with its terms or (iii) February 4, 2024.

Article VIII

JOINT COVENANTS

Section 8.1. HSR Act; Other Filings.

(a) In connection with the Transactions, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall comply as promptly as practicable with any Antitrust Information or Document Requests.

(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request, if available, early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions.

(c) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) cooperate in good faith with Governmental Authorities and use their respective reasonable best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable, but in any event prior to the Agreement End Date, and avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the Agreement End Date; provided, that neither Acquiror nor the Company shall be required to undertake any action under this paragraph that would materially impact Acquiror’s or the Company’s expected benefits resulting from the Transactions.

(d) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law and reasonably necessary, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the Transactions, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. Materials required to be provided pursuant to this Section 8.1(d) may be restricted to outside counsel

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and may be redacted (i) to remove references concerning the valuation of the Company; (ii) as necessary to comply with contractual arrangements; and (iii) to remove references to privileged information. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

(e) The Acquiror shall not merge with or acquire, or agree to merge with or acquire, any other person, or acquire or agree to acquire a substantial portion of the assets of or equity in any other person, before consummating the Merger, if such action would reasonably be expected to adversely affect or materially delay the approval by any Governmental Authority, or the expiration or termination of any waiting period under antitrust Laws, in connection with the Transactions.

Section 8.2. Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.

(a) Proxy Statement/Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement, Acquiror and the Company shall jointly prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)), and Acquiror shall file with the SEC a registration statement on Form S-4 (as amended or supplemented, the “Proxy Statement/Registration Statement”), as mutually agreed upon by Acquiror and the Company, which shall include a proxy statement/prospectus, in connection with the registration under the Securities Act of the shares of Acquiror Class A Common Stock that constitute (A) the Merger Consideration to be paid in respect of shares of Company Common Stock and Company Awards in accordance with Section 3.1(a) and (B) the shares of Adjusted Restricted Stock to be paid in respect of shares of Company Restricted Stock and the shares of Acquiror Common Stock to underlie the Adjusted RSUs. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to (x) comply with the rules and regulations promulgated by the SEC and (y) be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Proxy Statement/Registration Statement effective as long as is necessary to consummate the Transactions. The Company shall use commercially reasonable efforts to cooperate with the Acquiror to ensure the Company’s readiness for operation as a public company, including with respect to the Company’s accounting and financial reporting, finance effectiveness, financial planning and analysis, tax, internal controls and internal audit, human resources and compensation, treasury, enterprise risk management, technology and cybersecurity functions. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions (provided, that neither Acquiror nor the Company will be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (B) consent to general service of process in any such jurisdiction or (C) subject itself to taxation in any such jurisdiction), and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the preparation and filing of the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other Transactions (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Stockholders promptly after the Proxy Statement/Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall

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give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any written comments or other communications that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will (A) at the time of the Proxy Statement/Registration Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act or (B) at the date it is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If, at any time prior to the Effective Time, any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers that is required to be set forth in an amendment or supplement to the Proxy Statement/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, is discovered by the Company or Acquiror, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders.

(b) Acquiror Stockholder Approval.

(i) Acquiror shall (A) as promptly as practicable after the Proxy Statement/Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement/Registration Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law, (y) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq requirements for a date no later than thirty (30) Business Days following the date the Proxy Statement/Registration Statement is declared effective, and (z) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (B) provide its stockholders with the opportunity to elect to effect an Acquiror Share Redemption.

(ii) Acquiror shall, through Acquiror Board, recommend to its stockholders the (A) approval of the change of Acquiror’s name to the New Acquiror Name, (B) amendment and restatement of Acquiror’s Governing Documents, substantially in the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Proxy Statement/Registration Statement), including any separate or unbundled proposals as are required to implement the foregoing, (C) adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (D) approval of the issuance of shares of Acquiror Class A Common Stock in connection with the Merger, (E) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (F) election of directors effective as of the Closing as contemplated by Section 7.4, (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions and (I) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Transaction Proposals”, and proposals (A) through (D) and (F) through (H), the “Required Transaction Proposals”), and include such recommendation in the Proxy Statement/Registration Statement.

(c) Modification in Recommendation. The Acquiror Board shall not withdraw, amend, qualify or modify its recommendation to the Acquiror Stockholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Acquiror Stockholders described in the Recitals hereto, a “Modification in Recommendation”); provided, that the Acquiror Board may make

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a Modification in Recommendation if as a result of an Acquiror Intervening Event, the Acquiror Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Modification in Recommendation would be a breach of with its fiduciary obligations to the Acquiror Stockholders under applicable Law; provided, further, that: (i) Acquiror shall have delivered written notice to the Company advising the Company that the Acquiror Board proposes to take such action in response to an Acquiror Intervening Event and containing the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred of its intention to make a Modification in Recommendation as a result of an Acquiror Intervening Event at least five (5) Business Days prior to the taking of such action by Acquiror (in each case, it being acknowledged that such notice shall not itself constitute a breach of this Agreement), (ii) during such period and prior to making a Modification in Recommendation, if requested by the Company, Acquiror shall have negotiated in good faith with the Company regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the Acquiror Board to reaffirm its recommendation and not make such Modification in Recommendation and (iii) if the Company requested negotiations in accordance with clause (ii), Acquiror may make a Modification in Recommendation only if the Acquiror Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five (5) Business Day period (it being understood that any material development with respect to an Acquiror Intervening Event, in each case, shall require a new notice but with an additional two (2) Business Day (instead of five (5) Business Day) period from the date of such notice), offered in writing to Acquiror, continues to determine in good faith that failure to make a Modification in Recommendation would be a breach of its fiduciary duties to the Acquiror Stockholders under applicable Law. Notwithstanding anything to the contrary in this Section 8.2(c), in no event shall any of the following (or the effect of any of the following), alone or in combination, permit or justify, or be taken into account in determining whether to make, a Modification in Recommendation: (A) meeting, failing to meet or exceeding projections of the Company and its Subsidiaries; (B) any actions required to be taken pursuant to this Agreement; and (C) any changes in the price of Acquiror Common Stock. To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting shall not be affected by any Modification in Recommendation and (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting and submit for approval the Transaction Proposals and (z) provided that there has been no Modification in Recommendation, Acquiror shall use its reasonable best efforts to take all actions necessary to obtain the Acquiror Stockholder Approval at the Acquiror Stockholders’ Meeting, including as such Acquiror Stockholders’ Meeting may be adjourned or postponed in accordance with this Agreement, including by soliciting proxies in accordance with applicable Law for the purpose of seeking the Acquiror Stockholder Approval. Acquiror may only adjourn the Acquiror Stockholders’ Meeting (I) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval, (II) for the absence of a quorum and (III) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Acquiror Stockholders’ Meeting; provided, that the Acquiror Stockholders’ Meeting (1) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (2) shall not be held later than three (3) Business Days prior to the Agreement End Date.

(d) Company Stockholder Approvals. Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to solicit and obtain the Company Stockholder Approvals, substantially in the form of the Form of Stockholder Written Consent, from the Requisite Company Stockholders within two (2) Business Days of the Proxy Statement/Registration Statement being declared effective by the SEC. Promptly following the receipt of the Company Stockholder Approvals via the executed Form of Stockholder Written Consent from the Requisite Company Stockholders, the Company will prepare (subject to the reasonable approval of Acquiror) and deliver, to the holders of Company Common Stock who have not executed and delivered a Form of Stockholder Written Consent, the notice required by Section 228(e) of the DGCL, which shall include a description of the appraisal rights of such holders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. In the event the Company is not able to obtain the Company Stockholder Approvals in such manner and Acquiror does not elect to exercise its right to terminate this Agreement, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement and the Transactions, including the Merger, as soon as reasonably practicable, in which case the Company shall obtain the Company Stockholder Approvals at such meeting of the stockholders of the Company and shall take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable.

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(e) Acquiror Board. Acquiror and the Company shall take all necessary action to cause the board of directors of Acquiror as of immediately following the Closing (the “New Acquiror Board”) to consist of seven (7) directors. The initial composition of the New Acquiror Board shall be comprised of (a) four (4) individuals to be designated by the Company Stockholders, as specified in Schedule 8.2(e) to this Agreement, (b) one (1) individual to be designated by the Sponsor (the “Sponsor Designee”), as specified in Schedule 8.2(e) to this Agreement, and (c) two (2) individuals will be independent directors, designated by the Company in consultation with the Sponsor.

Section 8.3. Support of Transaction. Without limiting any covenant contained in Article VI, or Article VII, during the Interim Period, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of, and send all notices to, third parties that any of Acquiror or the Company or their respective Affiliates are required to obtain or send, as applicable, in order to consummate the Merger (including, in the case of the Company, the Contracts and Licenses set forth on Section 4.4 of the Company Disclosure Letter), (b) use reasonable best efforts to deliver the Ancillary Agreements, to the extent not delivered on or prior to the date hereof, and (c) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. The Company shall use reasonable best efforts to procure the execution of Ancillary Agreements by the applicable Company Stockholders, to the extent not so executed on or prior to the date hereof. Notwithstanding anything to the contrary contained herein, no action taken by the Company or Acquiror under this Section 8.3 will constitute a breach of Section 6.1 or Section 7.4, respectively.

Section 8.4. Transfer Taxes. All transfer, documentary, sales, use, real property, stamp, registration, and other similar Taxes incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall constitute Company Transaction Expenses. The parties hereto shall use commercially reasonable efforts to reduce or eliminate any Transfer Taxes.

Section 8.5. Section 16 Matters. During the Interim Period, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or acquisitions of shares of Acquiror Class A Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6. Cooperation; Consultation.

(a) During the Interim Period, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that, other than the Private Placement Investment, the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (i) by providing such information and assistance as the other party may reasonably request, (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) During the Interim Period, subject to any applicable public communication made in compliance with Section 11.12, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the Private Placement Investment, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters.

Section 8.7. Exclusivity.

(a) During the Interim Period, (x) Acquiror shall not, shall cause each of its Affiliates and Subsidiaries and their respective representatives not to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Business Combination Proposal; (ii) enter into discussions or negotiations with, or provide any

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information to, any Person concerning a possible Business Combination Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Business Combination Proposal, and (y) Acquiror shall immediately cease and cause to be terminated, and shall direct its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to, or that could lead to, any Business Combination Proposal; provided, that the foregoing shall not restrict Acquiror from responding to unsolicited inbound inquiries to the extent required for the Acquiror Board to comply with its fiduciary duties.

(b) During the Interim Period, the Company shall not, shall cause each of its Affiliates and Subsidiaries and their respective representatives not to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall direct its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to, or that could lead to, any Company Acquisition Proposal. For purposes hereof, “Company Acquisition Proposal” means any inquiry, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other transaction involving the sale, lease, exchange or other disposition of more than fifteen percent (15%) of the properties or assets or equity interests of the Company or any of its Subsidiaries, excluding, for the avoidance of doubt, any Permitted Interim Financing.

(c) In addition to the other obligations under this Section 8.7, each party hereto shall promptly (and in any event within twenty-four (24) hours after receipt thereof by such party) advise the other party hereto orally and in writing of any Business Combination Proposal (with respect to Acquiror or Merger Sub) or Company Acquisition Proposal (with respect to the Company) received by the applicable party, or any inquiry with respect to or which could reasonably be expected to result in any Business Combination Proposal (with respect to Acquiror or Merger Sub) or Company Acquisition Proposal (with respect to the Company), the material terms and conditions of such any Business Combination Proposal (with respect to Acquiror or Merger Sub) or Company Acquisition Proposal (with respect to the Company) or inquiry, and the identity of the Person making the same.

(d) Each party hereto agrees that the rights and remedies for noncompliance with this Section 8.7 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to the other party hereto and that money damages will not provide an adequate remedy.

(e) Each of Acquiror and the Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 8.7 has occurred, the actions of such party’s directors, officers, employees, Affiliates and representatives shall be deemed to be the actions of such party, and such party shall be responsible for any breach of this Section 8.7 by such Persons.

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Conditions to Obligations of Acquiror, Merger Sub, and the Company. The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may, to the extent permitted by law, be waived in writing by all of such parties:

(a) The Acquiror Stockholder Approval shall have been obtained with respect to the Required Transaction Proposals;

(b) The Company Stockholder Approvals shall have been obtained;

(c) The Proxy Statement/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy Statement/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

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(d) The applicable waiting period under the HSR Act (and any extensions thereof, including any agreement with any Governmental Authority to delay consummation of the transactions contemplated by this Agreement) applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;

(e) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the Transactions;

(f) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(g) The shares of Acquiror Class A Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance thereof.

Section 9.2. Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) (i) the Company Fundamental Representations each shall be true and correct in all respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the representations and warranties of the Company contained in Section 4.6 and Section 4.7 shall be true and correct other than de minimis inaccuracies as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct other than de minimis inaccuracies at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations and the representations and warranties set forth in Section 4.6 and Section 4.7 (disregarding any qualifications and exceptions contained therein relating to materiality and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant and failed to cure within thirty (30) days’ after notice (or if earlier, the Agreement End Date); and

(c) No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

Section 9.3. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) the Acquiror Fundamental Representations shall be true and correct in all respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the representations and warranties of Acquiror contained in Section 5.13 shall be true and correct other than de minimis inaccuracies as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct other than de minimis inaccuracies at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations and the representations and warranties of Acquiror set forth in clause (ii) above (disregarding any qualifications and exceptions

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contained therein relating to materiality and material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect;

(b) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.3(b), a covenant of Acquiror shall only be deemed to have not been performed if the Acquiror has materially breached such covenant and failed to cure within thirty (30) days’ after notice (or if earlier, the Agreement End Date);

(c) No Acquiror Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date;

(d) The Available Acquiror Cash shall be no less than the Minimum Cash Amount;

(e) The outstanding shares of Acquiror Class A Common Stock (excluding, for the avoidance of doubt, any shares of Acquiror Common Stock held by Sponsor, any director of Acquiror, or any of their respective Affiliates), after giving effect to the Acquiror Share Redemptions and any shares purchased in a Private Placement Investment and any shares subject to conversion pursuant to the Permitted Interim Financing, shall have a Market Value of Publicly Held Shares (as defined in Nasdaq’s listing requirements) greater than or equal to $100,000,000; and

(f) Other than those persons identified as continuing directors on Section 2.6(b) of the Company Disclosure Letter, all members of the Acquiror Board and all executive officers of Acquiror shall have executed written resignations effective as of the Effective Time.

Section 9.4. Frustration of Conditions. None of the Acquiror, Merger Sub or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s breach of a covenant or agreement contained herein.

Article X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by written consent of the Company and Acquiror;

(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(c) by the Company or Acquiror if the condition set forth in Section 9.1(a) shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by the Company if there has been a Modification in Recommendation;

(e) by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before November 30, 2023 (the “Agreement End Date”), unless Acquiror is in material breach hereof;

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(f) by Acquiror if the Company Stockholder Approvals shall not have been obtained within two (2) Business Days after the Registration Statement has been declared effective by the SEC; or

(g) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement or actual fraud occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

Article XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated March 1, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions that constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a stockholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of the shares of Acquiror Common Stock if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any shares of Acquiror Common Stock properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account (including any distributions therefrom) and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to Acquiror in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for actual fraud. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror to induce it to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable under applicable Law. To the extent the Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror, which proceeding seeks, in whole or in part, monetary relief against Acquiror, the Company hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust

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Account and that such claim shall not permit the Company (or any party claiming on the Company’s behalf or in lieu of the Company) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the holders of Acquiror Common Stock, whether in the form of money damages or injunctive relief, Acquiror shall be entitled to recover from the Company the associated legal fees and costs in connection with any such action, in the event Acquiror prevails in such action or proceeding.

Section 11.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or Persons thereunto duly authorized, to the extent permitted by Law, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in case of this clause (iv), solely to the extent no “bounce back” or similar message is received) addressed as follows:

(a) If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:

Arrowroot Acquisition Corp.
4553 Glencoe Ave, Suite 200
Marina Del Rey, California 90292
Attention: Thomas Olivier

with copies to (which shall not constitute notice):

Goodwin Proctor LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attention: Jocelyn Arel and John Mutkoski

(b) If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

iLearningEngines, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, MD 20817
Attention: Harish Chidambaran

with copies to (which shall not constitute notice):

Cooley LLP
Suite 700
1299 Pennsylvania Avenue, NW
Washington, DC 20004
Attention: Daniel Peale; Joshua Holleman; David Silverman

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

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Section 11.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisors and accountants; provided, that if the Closing shall occur, Acquiror shall pay the Permitted Transaction Expenses and the Company Transaction Expenses and Sponsor shall pay the Excess Transaction Expenses, in each case in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9. Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Ancillary Agreements and (c) the Confidentiality Agreement, dated as of October 31, 2023, between Acquiror and the Company or its Affiliate (the “Confidentiality Agreement”) constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

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Section 11.12. Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Laws, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement, or the Transactions, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware, and each of the parties and any other Person seeking to enforce this Agreement irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.14.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 11.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

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(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and each of the foregoing shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Conflicts and Privilege.

(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “ARRW Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the ILE Group, on the other hand, any legal counsel, including Goodwin Proctor LLP (“Goodwin”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the ARRW Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the Transactions or thereby) between or among Acquiror, the Sponsor and/or any other member of the ARRW Group, on the one hand, and Goodwin, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the ARRW Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “ILE Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the ARRW Group, on the other hand, any legal counsel, including Cooley LLP (“Cooley”) that represented the Company prior to the Closing may represent any member of the ILE Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or

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any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the Transactions or thereby) between or among the Company and/or any member of the ILE Group, on the one hand, and Cooley, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the ILE Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

ARROWROOT ACQUISITION CORP.
By:	/s/ Thomas Olivier
	Name:	Thomas Olivier
	Title:	President and Chief Financial Officer
ARAC MERGER SUB, INC.
By:	/s/ Thomas Olivier
	Name:	Thomas Olivier
	Title:	President
ILEARNINGENGINES, INC.
By:	/s/ Harish Chidambaran
	Name:	Harish Chidambaran
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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Annex B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ILEARNINGENGINES, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Arrowroot Acquisition Corp., a corporation organized and existing under the laws of the State of State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

ONE: That the present name of the Corporation is Arrowroot Acquisition Corp., and that the Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) on November 5, 2020.

TWO: That the Board of Directors of the Corporation (the “Board of Directors”) duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation (the “Existing Certificate”), declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

THREE: This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) shall become effective on the date of filing with the Secretary of State of Delaware.

FOUR: Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.

FIVE: The text of the Existing Certificate is hereby restated and amended in its entirety to read as follows:

I.

The name of this corporation is iLearningEngines, Inc.

II.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware, 19808, and the name of the registered agent of this corporation in the State of Delaware at such address is the Corporation Service Corporation.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

IV.

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is [•]. [•] shares shall be Common Stock, having a par value per share of $0.0001. [•] shares shall be Preferred Stock, having a par value per share of $0.0001. Upon the filing of this Amended and Restated Certificate, each outstanding share of Class A common stock and Class B common stock shall be redesignated as Common Stock.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares for each such series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall

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be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding and not by more than the number of remaining authorized but undesignated shares of Preferred Stock. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock , or any series thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof irrespective of Section 242(b)(2) of the DGCL, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation, and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. Management of Business. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. Subject to any rights of the holders of shares of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. Board of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, upon the filing of this Amended and Restated Certificate of Incorporation, the directors shall be divided into three classes designated as Class I, Class II, and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. Removal of Directors.

1. Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

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2. Subject to any limitations imposed by applicable law and the rights of any series of Preferred Stock to remove directors elected by the holders of such series of Preferred Stock, any individual director or directors may be removed from office with cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

D. Vacancies. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock to elect additional directors or to fill vacancies in respect of such directors, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors or by the sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.

E. Bylaw Amendments.

1. The Board of Directors is expressly authorized and empowered to adopt, amend, or repeal the Bylaws of the Corporation or any provision or provisions thereof. Any adoption, amendment, or repeal of the Bylaws of the Corporation or any provision or provisions thereof by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend, or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

2. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

3. Subject to the rights of the holders of any series of Preferred Stock, no action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent permitted under applicable law. In furtherance thereof, a director of the Corporation shall not be personally liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any repeal or modification of the foregoing two sentences shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

B. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders, or disinterested directors, or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

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C. Any repeal or modification of this Article VI shall only be prospective and shall not adversely affect the rights or protections or increase the liability of any officer or director under this Article VI as in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of the Corporation; (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation; or (D) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine. This Article VII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934 or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VII.

VIII.

A. The Corporation reserves the right to amend, alter, change, or repeal at any time and from time to time any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VIII, and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate in its present form or as hereinafter amended herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of applicable law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or by this Amended and Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, or repeal (whether by merger, consolidation or otherwise) Articles V, VI, VII and VIII.

IX.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate, or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are “Covered Persons”), unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation while such Covered

Annex B-4

Person is performing services in such capacity. Any repeal or modification of this Article IX will only be prospective and will not affect the rights under this Article IX in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote, will be required to amend or repeal, or to adopt any provisions inconsistent with, this Article IX.

* * * *

FOUR: This Amended and Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Corporation.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this [•] day of [•], 2023.

ILEARNINGENGINES, INC.
By:
Name:
Title:

Annex B-6

Annex C

AMENDED AND RESTATED BYLAWS

OF

ILEARNINGENGINES, INC.
(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be as set forth in the Amended and Restated Certificate of Incorporation of the corporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”).

Section 2. Other Offices. The corporation may also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors of the corporation (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, if any, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (“DGCL”) and Section 14 below.

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. The corporation may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors. Nominations of persons for election to the Board of Directors and proposals of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors or a duly authorized committee thereof; or (iii) by any stockholder of the corporation who was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed or such nomination or nominations are made, only if such beneficial owner was the beneficial owner of shares of the corporation) at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

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(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law, the Certificate of Incorporation and these Amended and Restated Bylaws (“Bylaws”), and only such nominations shall be made and such business shall be conducted as shall have been properly brought before the meeting in accordance with the procedures below.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class or series and number of shares of each class or series of capital stock of the corporation that are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition and (5) all other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved and whether or not proxies are being or will be solicited), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act (including such person’s written consent to being named in the corporation’s proxy statement and associated proxy card as a nominee of the stockholder and to serving as a director if elected); and (B) all of the information required by Section 5(b)(iv). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation (as such term is used in any applicable stock exchange listing requirements or applicable law) or on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14a-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the immediately preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that (A) the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation or (B) the corporation did not have an annual meeting in the preceding year, notice by the stockholder to be timely must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

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(iv) The written notice required by Sections 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, including, if applicable, such name and address as they appear on the corporation’s books and records; (B) the class, series and number of shares of each class or series of the capital stock of the corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the 1934 Act) by each Proponent (provided, that for purposes of this Section 5(b)(iv), such Proponent shall in all events be deemed to beneficially own all shares of any class or series of capital stock of the corporation as to which such Proponent has a right to acquire beneficial ownership at any time in the future); (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal (and/or the voting of shares of any class or series of capital stock of the corporation) between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation at the time of giving notice, will be entitled to vote at the meeting, and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12-month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

(c) A stockholder providing the written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the determination of stockholders entitled to notice of the meeting and (ii) the date that is five Business Days (as defined below) prior to the meeting and, in the event of any adjournment or postponement thereof, five Business Days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five Business Days after the later of the record date for the determination of stockholders entitled to notice of the meeting or the public announcement of such record date. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two Business Days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two Business Days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii)to the contrary, in the event that the number of directors in an Expiring Class (as defined below) to be elected to the Board of Directors at the next annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 5(b)(iii) and there is no public announcement by the corporation naming the nominees for the Expiring Class at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 and that complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for the additional directorships in such Expiring Class, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation. For purposes of this section, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) A person shall not be eligible for election or re-election as a director at an annual meeting, unless the person is nominated in accordance with either clause (ii) or (iii) of Section 5(a) and in accordance with the procedures set forth in Section 5(b), Section 5(c), and Section 5(d), as applicable. Only such business shall be conducted at any annual meeting of the stockholders of the corporation as shall have been brought before the meeting in accordance with clauses (i), (ii), or (iii) of Section 5(a) and in accordance with the procedures set forth in Section 5(b) and Section 5(c), as applicable. Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these

Annex C-3

Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, or that such business shall not be transacted, notwithstanding that proxies in respect of such nomination or such business may have been solicited or received. Notwithstanding the foregoing provisions of this Section 5, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 5, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii). Nothing in these Bylaws shall be deemed to affect any rights of holders of any class or series of preferred stock to nominate and elect directors pursuant to and to the extent provided in any applicable provision of the Certificate of Incorporation.

(g) For purposes of Sections 5 and 6,

(i) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”);

(ii) “Business Day” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York;

(iii) “close of business” means 5:00 p.m. local time at the principal executive offices of the corporation on any calendar day, whether or not the day is a Business Day;

(iv) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(A) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation;

(B) that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation;

(C) the effect or intent of which is to mitigate loss, manage risk or benefit from changes in value or price with respect to any securities of the corporation; or

(D) that provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, directly or indirectly, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation or similar right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and

Annex C-4

(v) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means reasonably designed to inform the public or security holders in general of such information, including, without limitation, posting on the corporation’s investor relations website.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). The corporation may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or a duly authorized committee thereof or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination or nominations are made, only if such beneficial owner was the beneficial owner of shares of the corporation) at the time of giving notice provided for in this paragraph, who is entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Sections 5(b)(i) and 5(b)(iv). The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Sections 5(b)(i) and 5(b)(iv) shall be received by the Secretary at the principal executive offices of the corporation not earlier than 120 days prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth day following the day on which the corporation first makes a public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

A person shall not be eligible for election or re-election as a director at the special meeting unless the person is nominated either in accordance with clause (i) or clause (ii) of this Section 6(c). Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or if the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nomination may have been solicited or received. Notwithstanding the foregoing provisions of this Section 6, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder (meeting the requirements specified in Section 5(e)) does not appear at the special meeting of stockholders of the corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the corporation.

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(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c).

Section 7. Notice of Meetings. Except as otherwise provided by applicable law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Such notice shall specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. Such notice may be given by personal delivery, mail or with the consent of the stockholder entitled to receive notice, by facsimile or electronic transmission. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If delivered by courier service, the notice is given on the earlier of when the notice is received or left at the stockholder’s address. If sent via electronic mail, notice is given when directed to such stockholder’s electronic mail address in accordance with applicable law unless (a) the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or (b) electronic transmission of such notice is prohibited by applicable law. Notice of the time, place, if any, and purpose of any meeting of stockholders (to the extent required) may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum and Vote Required. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat and entitled to vote thereon, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on such matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or any applicable stock exchange rules, the holders of a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or any applicable stock exchange rules, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstention and broker non-votes) on such matter shall be the act of such class or classes or series.

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Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote thereon. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed present in person and may vote at such meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders or adjournment thereof, except as otherwise provided by applicable law, only persons in whose names shares stand on the stock records of the corporation on the record date shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The corporation shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder; provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the meeting date, the list shall reflect all of the stockholders entitled to vote as of the tenth day before the meeting date. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by applicable law.

Section 13. Action without Meeting.

Subject to the rights of holders of any series of preferred stock then outstanding, no action shall be taken by the stockholders of the corporation except at an annual or special meeting of stockholders duly called in accordance with these Bylaws and no action shall be taken by the stockholders by written consent.

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Section 14. Remote Communication.

(a) For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

(b) Whenever this Article III requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested and the corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, with respect to any notice from any stockholder of record or beneficial owner of the corporation’s capital stock under the Certificate of Incorporation, these Bylaws or the DGCL, to the fullest extent permitted by law, the corporation expressly opts out of Section 116 of the DGCL.

Section 15. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed, is absent or refuses to act, the Chief Executive Officer, or if no Chief Executive Officer is then serving or the Chief Executive Officer is absent or refuses to act, the President, or, if the President is absent or refuses to act, a chairperson of the meeting designated by the Board of Directors, or, if the Board of Directors does not designate such chairperson, a chairperson of the meeting chosen by a majority of the voting power of the stockholders entitled to vote, present in person or by proxy, shall act as chairperson of the meeting of stockholders. The Chairperson of the Board of Directors may appoint the Chief Executive Officer as chairperson of the meeting. The Secretary, or, in his or her absence, an Assistant Secretary or other officer or other person directed to do so by the chairperson of the meeting, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

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ARTICLE IV

DIRECTORS

Section 16. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 17. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by the Certificate of Incorporation or the DGCL.

Section 18. Terms of Directors. The terms of directors shall be as set forth in the Certificate of Incorporation.

Section 19. Vacancies. Vacancies and newly created directorships on the Board of Directors shall be filled as set forth in the Certificate of Incorporation.

Section 20. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Board of Directors or the Secretary. Such resignation shall take effect at the time of delivery of the notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

Section 21. Removal. Directors shall be removed as set forth in the Certificate of Incorporation.

Section 22. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware as designated and called by the Chairperson of the Board of Directors, the Chief Executive Officer or the Board of Directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place, if any, of all special meetings of the Board of Directors shall be transmitted orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid, at least three days before the date of the meeting.

(e) Waiver of Notice. Notice of any meeting of the Board of Directors may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum

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be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 23. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 46 for which a quorum shall be one-third of the authorized number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving on the Board of Directors or, if greater, one-third of the authorized number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation. At any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by applicable law, the Certificate of Incorporation or these Bylaws.

Section 24. Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. Such consent or consents shall be filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(a) Fees and Compensation. Directors shall be entitled to such compensation for their services on the Board of Directors or any committee thereof as may be approved by the Board of Directors, or a committee thereof to which the Board of Directors has delegated such responsibility and authority, including, if so approved, by resolution of the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility and authority, including, without limitation, a fixed sum and reimbursement of expenses incurred, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors, as well as reimbursement for other reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by applicable law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by applicable law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of preferred stock and the provisions of subsections (a) or (b) of this Section 26, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors.

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The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 26 shall be held at such times and places, if any, as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at such place, if any, that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place, if any, of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place, if any, of special meetings of the Board of Directors. Notice of any meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Duties of Chairperson of the Board of Directors. The Chairperson of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform such other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Lead Independent Director. The Chairperson of the Board of Directors, or if the Chairperson is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director to serve until replaced by the Board of Directors (“Lead Independent Director”). The Lead Independent Director will preside over meetings of the independent directors and perform such other duties as may be established or delegated by the Board of Directors and perform such other duties as may be established or delegated by the Chairperson of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem appropriate or necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by applicable law, the Certificate of Incorporation or these Bylaws. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or by a committee thereof to which the Board of Directors has delegated such responsibility.

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Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed, subject to such officer’s earlier death, resignation or removal. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors or by a committee thereof to which the Board of Directors has delegated such responsibility or, if so authorized by the Board of Directors, by the Chief Executive Officer or another officer of the corporation.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the corporation and, subject to the supervision, direction and control of the Board of Directors, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the corporation as are customarily associated with the position of Chief Executive Officer. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and, subject to the supervision, direction and control of the Board of Directors, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the corporation as are customarily associated with the position of President. The President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors (or the Chief Executive Officer, if the Chief Executive Officer and President are not the same person and the Board of Directors has delegated the designation of the President’s duties to the Chief Executive Officer) shall designate from time to time.

(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant (unless the duties of the President are being filled by the Chief Executive Officer). A Vice President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary and Assistant Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts, votes and proceedings thereof in the minute books of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer, or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer.

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(g) Duties of Treasurer and Assistant Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation. The Treasurer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Treasurer or other officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the Board of Directors, or by any duly authorized committee thereof or any superior officer upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute, sign or endorse on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by applicable law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall from time to time authorize so to do.

Unless otherwise specifically determined by the Board of Directors or otherwise required by applicable law, the execution, signing or endorsement of any corporate instrument or document by or on behalf of the corporation may be effected manually, by facsimile or (to the extent permitted by applicable law and subject to such policies and procedures as the corporation may have in effect from time to time) by electronic signature.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 35. Voting of Securities Owned by the Corporation. All stock and other securities of or interests in other corporations or entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

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ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation (it being understood that each of the Chairperson of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose), certifying the number, and the class or series, of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

(c) Lockup.

(i) Subject to Section 38(c)(ii), the holders (the “Lockup Holders”) of shares of Common Stock, par value $0.0001 per share of the corporation (“Common Stock”) issued (i) as consideration under that certain Agreement and Plan of Merger and Reorganization, dated as of [•], 2023, by and among the corporation, ARAC Merger Sub, Inc., a Delaware corporation, and [•] (formerly, iLearningEngines, Inc., a Delaware corporation, which, for all periods prior to the effectiveness of the Merger (as defined in the Merger Agreement) is referred to herein as the “Constituent Corporation”) (the “Business Combination Transaction” and such Agreement and Plan of Merger and Reorganization, the “Merger Agreement”), (ii) to directors, officers and employees of the Corporation and other individuals upon the settlement or exercise of Adjusted RSUs or Adjusted Restricted Stock (as defined the Merger Agreement) or (iii) as Company Convertible Note Consideration (as defined in the Merger Agreement) (the “Convertible Note Shares”), may not Transfer any Lockup Shares until the end of the Lockup Period (the “Lockup”).

(b) The restrictions set forth in Section 38(c)(1) shall not apply to:

(A) in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(B) in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

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(C) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(D) in the case of an individual, Transfers pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(E) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(F) the exercise of any options, warrants or other convertible securities to purchase shares of Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); provided, that any shares of Common Stock issued upon such exercise shall be subject to the Lockup;

(G) Transfers to the corporation to satisfy tax withholding obligations pursuant to the corporation’s equity incentive plans or arrangements;

(H) Transfers to the corporation pursuant to any contractual arrangement in effect at the effective time of the Business Combination Transaction that provides for the repurchase by the corporation or forfeiture of a Lockup Holder’s shares of Common Stock or options to purchase shares of Common Stock in connection with the termination of such Lockup Holder’s service to the corporation;

(I) the entry, by a Lockup Holder, at any time after the effective time of the Business Combination Transaction, of any trading plan providing for the sale of shares of Common Stock by such Lockup Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lockup and no public announcement or filing is voluntarily made or required regarding such plan during the Lockup;

(J) transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the corporation’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property;

(K) in connection with any bona fide mortgage, pledge or encumbrance to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof;

(L) Company Incentive Shares (as defined in the Merger Agreement);

(M) with respect to any Lockup Holder other than the Lockup Holders described in clause (N) below, a number of shares equal to three percent (3%) of the shares of Common Stock issued as Merger Consideration (as defined in the Merger Agreement) (as adjusted for any applicable stock split, stock dividend, reorganization or other recapitalization); or

(N) Lockup Shares held by a holder of Company Convertible Notes or their permitted transferees in an amount equal to the number of Convertible Note Shares issued in respect of the principal amount of such Company Convertible Note multiplied by 1.33 (rounded down to the nearest whole share).

(c) Notwithstanding the other provisions set forth in this Section 38(c), the Board may, in its sole discretion, determine to waive the Lockup obligations, amend to shorten the Lockup Period, or repeal the Lockup obligations set forth herein.

(d) For purposes of this Section 38(c):

(A) the term “Lockup Period” means the period beginning on the closing date of the Business Combination Transaction and ending on the date that is the one (1) year anniversary of the closing date of the Business Combination Transaction (subject to early termination (a) if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a

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30 trading-day period commencing at least 150 days after the closing of the Business Combination Transaction or (b) upon the consummation of a change of control).

(B) the term “Lockup Shares” means the shares of Common Stock held by the Lockup Holders immediately following the closing of the Business Combination Transaction or otherwise issued or issuable to the holders in connection with or as a result of the Business Combination Transaction (other than shares of Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of shares of Common Stock occurs on or after the closing of the Business Combination Transaction); and

(C) the term “Transfer” means the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y).

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting, unless the Board of Directors determines, at the time it fixes the record date for determining the stockholders entitled to notice of such meeting, that a later date on or before the date of the meeting shall be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting in accordance with the provisions of this Section 39(a).

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 41. Additional Powers of the Board. In addition to, and without limiting, the powers set forth in these Bylaws, the Board of Directors shall have power and authority to make all such rules and regulations as it shall deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the corporation, including the use of uncertificated shares of stock, subject to the provisions of the DGCL, other applicable law, the Certificate of Incorporation and these Bylaws. The Board of Directors may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.

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ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 42. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35), may be signed by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 43. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 44. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, determines proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose or purposes as the Board of Directors shall determine to be conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 45. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 46. Indemnification of Directors, Executive Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify to the full extent permitted under and in any manner permitted under the DGCL or any other applicable law, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a “Proceeding”), by reason of the fact that such person is or was a director or executive officer (for the purposes of this Article XI, “executive officers” shall be those persons designated by the corporation as (a) executive officers for purposes of the disclosures required in the corporation’s proxy and periodic reports or (b) officers for purposes of Section 16 of the 1934 Act) of the corporation, or while serving as a director or executive officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (collectively,

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“Another Enterprise”), against expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d) of this Section 46.

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify (including the power to advance expenses in a manner consistent with subsection (c) of this Section 46) its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding, by reason of the fact that such person is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of Another Enterprise, prior to the final disposition of the Proceeding, promptly following request therefor, all expenses (including attorneys’ fees) incurred by any director or executive officer in connection with such Proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 46 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (d) of this Section 46, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any Proceeding, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the Proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section 46 shall be deemed to be contractual rights, shall vest when the person becomes a director or executive officer of the corporation, shall continue as vested contract rights even if such person ceases to be a director or executive officer of the corporation, and shall be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section 46 to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the fullest extent permitted by applicable law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any Proceeding, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not

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opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 46 or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section 46 shall not be exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer or officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase and maintain insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 46.

(h) Amendments. Any repeal or modification of this Section 46 shall only be prospective and shall not affect the rights under this Section 46 as in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any Proceeding against any agent of the corporation.

(i) Saving Clause. If this Article XI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Article XI that shall not have been invalidated, or by any other applicable law. If this Article XI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent not prohibited under the applicable law of such jurisdiction.

(j) Certain Definitions and Construction of Terms. For the purposes of Article XI of these Bylaws, the following definitions and rules of construction shall apply:

(i) References to “Another Enterprise” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 46.

(ii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 46 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

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(iii) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(iv) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any Proceeding.

(v) The term “Proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

ARTICLE XII

NOTICES

Section 47. Notices.

(a) Notice to Stockholders. Notice to stockholders of stockholder meetings shall be given as provided in Section 7. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by applicable law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws (including by any of the means specified in Section 22(d)), or by overnight delivery service. Any notice sent by overnight delivery service or U.S. mail shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under applicable law or any provision of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

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ARTICLE XIII

AMENDMENTS

Section 48. Amendments. Subject to the limitations set forth in Section 46(h) and the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws of the corporation. Any adoption, amendment or repeal of these Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal these Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by applicable law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66-2/3%of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

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Annex D

[To come]

Annex D-1

Annex E

[To come]

Annex E-1

Annex F

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of April 27, 2023, by and among Arrowroot Acquisition Corp., a Delaware corporation (“Acquiror”), the persons set forth on Schedule I hereto (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), and iLearningEngines, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and “beneficial owners” (within the meaning of Rule 13d-3 of the Exchange Act) of such number of shares of Company Common Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Common Stock, together with any shares of Company Common Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, Acquiror, ARAC Merger Sub, Inc. a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger and Reorganization (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”), and each share of Company Common Stock (including shares underlying the Company RSUs and Company Restricted Stock) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive a certain number of shares of Acquiror Class A Common Stock pursuant, and subject to, the terms of the Merger Agreement; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 No Transfer. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement / Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (each transaction specified in clauses (i) and (ii), a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that (x) a Company Stockholder may Transfer his, her or its Subject Shares to any other Company Stockholder that has entered into or otherwise agreed to be bound by this Agreement, or (y) (A) if a Company Stockholder is an individual, such Company Stockholder may Transfer any such Subject Shares (1) to any member of such Company Stockholder’s immediate family, or to a trust for the benefit of such Company Stockholder or any member of such Company Stockholder’s immediate family, the sole trustees of which are such Company Stockholder or any member of such Company Stockholder’s immediate family or (2) by will, other testamentary document or under the laws of intestacy upon the death of such Company Stockholder; or (B) if a Company Stockholder is an entity, such Company Stockholder may Transfer any Subject Shares to any partner, member, or affiliate of such Company

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Stockholder in accordance with the terms of the Company’s Certificate of Incorporation, as amended from time to time (the “Company Charter”), or (z) a Company Stockholder may Transfer his, her or its Subject Shares to the Company or to any Non-Redeeming Stockholders or Private Placement Investors, pursuant to Section 6.4 of the Merger Agreement; provided further, that in each case such transferee of such Subject Shares evidences in a writing reasonably satisfactory to Acquiror such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same extent as such transferring Company Stockholder.

Section 1.2 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.3 Stockholder Agreements. Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company Board or otherwise undertaken as contemplated by the Transactions (which written consent shall be delivered promptly, and in any event within two (2) Business Days, after the Proxy Statement / Registration Statement (as contemplated by the Merger Agreement) becomes effective), such Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(a) to approve and adopt the Merger Agreement, the other Ancillary Agreements and the Transactions;

(b) in any other circumstances upon which a consent or other approval is required under the Company Charter or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(c) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transactions);

(d) against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (iii) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled prior to the Outside Date; and

(e) to approve or authorize (or to vote against or withhold consent for, as applicable) any other matters necessary or reasonably requested by the Company or Acquiror for the consummation of the Transactions;

provided, however, that such Company Stockholder shall not vote or provide consent with respect to any of its Subject Shares and New Securities that have the power to vote (including, without limitation, by proxy or power of attorney) that are not held by the Company’s directors, officers, affiliates or greater than 5% shareholders of the Company, or take any other action, in each case to the extent any such vote, consent or other action would preclude Acquiror from filing the Proxy Statement / Registration Statement with the SEC as contemplated by the Merger Agreement. Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing prior to the Expiration Time.

Section 1.4 No Challenges. Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or

Annex F-2

(b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Each Company Stockholder hereby acknowledges that he, she or it (i) has received and read a copy of Section 262 of the DGCL, a copy of which is attached hereto as Exhibit A and (ii) is aware of their dissenters’ rights, appraisal rights or similar rights pursuant to Section 262 of the DGCL. Each Company Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect), any rights of appraisal or rights to dissent from the Merger or appraisal or dissenters’ rights that it may at any time have under applicable Laws, including Section 262 of the DGCL.

Section 1.5 Binding Effect of Merger Agreement. Each Company Stockholder shall be bound by and comply with (a) Section 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in such Section) and (b) Section 8.7(b) (Exclusivity) of the Merger Agreement (as if each reference to “Company” contained in Section 8.7(b) also referred to such Company Stockholder, but, for the avoidance of doubt, the “Person” referred to in the Company Acquisition Proposal definition shall refer to the Company, not any Company Stockholder) as if such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.6 Merger Consideration and Company Incentive Shares. Each Company Stockholder hereby acknowledges that the Merger Consideration shall be reduced by the Company Incentive Amount and that the Company shall assign or cause to be forfeited up to $100 million of Company Incentive Shares to Non-Redeeming Stockholders or Private Placement Investors, as applicable, pursuant to Section 6.4 of the Merger Agreement.

Section 1.7 Certain Covenants of Company Stockholders.

(a) Registration Rights. Each of the Company Stockholders set forth on Schedule III will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Registration Rights Agreement, in a form to be agreed to by the parties.

(b) Post-Closing Lock-Up. Each Company Stockholder hereby acknowledges that the Amended and Restated Bylaws of Acquiror attached here as Exhibit B (the “Bylaws”) shall provide that the shares of Acquiror Class A Common Stock issued as Merger Consideration will be subject to Transfer restrictions (i.e., a “lock-up”) following the Closing. Each Company Stockholder hereby agrees to be bound by and comply such Transfer restrictions in the Bylaws as if such section was set forth herein and made a part hereof provided, however that such Transfer restrictions shall not apply to either (i) Company Incentive Shares held by a Company Stockholder or (ii) or those shares that comprise three percent (3%) of the shares of Acquiror Class A Common Stock issued as Merger Consideration and held by each Company Stockholder (as adjusted for any applicable stock split, stock dividend, reorganization or other recapitalization).

(c) Termination of Agreements. The Company and the Company Stockholders shall cause the Contracts identified on Schedule IV to be terminated effective as of the Closing. Each such termination shall be in the form and substance satisfactory to Acquiror and shall be subject to advance review and reasonable approval by the Acquiror.

Section 1.8 Further Assurances. Each Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to effect the actions and consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.9 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder (i) has not entered into, and shall not enter into, any voting agreement, voting trust or other agreement with respect to any of such Company Stockholder’s Subject Shares that is inconsistent with such Company Stockholder’s obligations pursuant to this Agreement or any agreement or amendment of an existing agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder, and (ii) has not granted, and shall not grant, a proxy, power of attorney or similar right with respect to any of such Company Stockholder’s Subject Shares that is inconsistent with such Company Stockholder’s obligations pursuant to this Agreement.

Annex F-3

Section 1.10 Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement / Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Section 1.11 Irrevocable Proxy. Upon the failure of a Company Stockholder to provide its consent or vote (or cause to be voted) its Subject Shares in accordance with Section 1.3 of this Agreement pursuant to any action by written consent of the stockholders of the Company requested by the Company Board or otherwise undertaken as contemplated by the Transactions or at any applicable meeting of the stockholders of the Company (or any adjournment or postponement thereof), such Company Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any designee thereof, and each of them individually, as such Company Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in such Company Stockholder’s name, place and stead, to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company and to provide consent or vote such Company Stockholder’s Subject Shares in any action by written consent of the stockholders of the Company or at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, Section 1.3 of this Agreement. The Company Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

Section 1.12 Release of Claims. Effective as of, and conditioned upon occurrence of, the Closing, each Company Stockholder, for himself, herself or itself and on behalf of each of his, her or its Affiliates and each of their respective successors (each, a “Releasing Party”), hereby unequivocally, voluntarily, knowingly, willingly, unconditionally, completely and, irrevocably releases, acquits, exculpates and forever waives and relinquishes all claims, suits, debts, demands, liabilities, setoffs, counterclaims, actions, manners of action and causes of action of whatever kind or nature, whether known or unknown (collectively, “Claims”), which any Releasing Party has, may have or might have or may assert now or in the future, against the Company and its Subsidiaries and their respective agents or representatives (in each case, solely in their capacity as such), successors and permitted assigns, and, after the Closing, Acquiror and its Subsidiaries, and each of their respective officers, directors, owners, partners, managers or employees (in each case, solely in their capacity as such) (collectively, the “Released Parties”) to the extent arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which, in each and every case, occurred, existed, was taken, permitted, incurred or begun at or prior to the Closing, in each case solely with regard to the Company, the business or operations of the Company prior to the Closing or the Transactions; provided that nothing contained in this Section 1.11 shall be construed as a waiver of any rights under (i) this Agreement, (ii) any other Ancillary Agreement to which any Releasing Party is party, (iii) if such Company Stockholder is an employee of the Company, rights to accrued but unpaid salary, bonuses, expense reimbursements (in accordance with the Company’s employee expense reimbursement policy), accrued vacation and other benefits under the Company’s employee benefit plans, or (iv) any indemnification, employment or other similar arrangements (including any such arrangement providing for exculpation or advancement of expenses), including any rights to indemnification, exculpation, advancement of expense or similar rights set forth in the Governing Documents of the Company, any indemnification agreement between the Company and such Company Stockholder, or as provided by law or any directors’ and officers’ liability insurance.

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ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles). If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Governing Documents of the Company, (iii) the Merger Agreement, or (iv) any applicable securities Laws. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. Other than the Company Warrants or Company RSUs set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

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(f) Brokerage Fees. Except as set forth on Section 4.16 of the Company Disclosure Schedule, no broker, finder, investment banker or other person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Company Stockholder, for which the Company or any of its Subsidiaries may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (i) the Expiration Time and (ii) as to each Company Stockholder, the written agreement of Acquiror, the Company and such Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in the State of Delaware. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided that, if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 3.3 WAIVER OF JURY TRIAL. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the

Annex F-6

performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholders.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.8:

If to Acquiror:

Arrowroot Acquisition Corp.

4553 Glencoe Ave, Suite 200

Marina Del Rey, California 90292

Attention: Thomas Olivier

with a copy to (which will not constitute notice):

Goodwin Proctor LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Jocelyn Arel and John Mutkoski

If to the Company:

iLearningEngines, Inc.

6701 Democracy Blvd, Suite 300

Bethesda, MD 20817

Attention: Harish Chidambaran

with a copy to (which shall not constitute notice):

Cooley LLP

Suite 700

1299 Pennsylvania Avenue, NW

Washington, DC 20004

Attention: Daniel Peale; Joshua Holleman; David Silverman

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If to a Company Stockholder:

To such Company Stockholder’s notice information set forth in Schedule I.

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex F-8

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDER:

[NAME]

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

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ACQUIROR:

ARROWROOT ACQUISITION CORP.

By:
	Name:	Thomas Olivier
	Title:	President and Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

Annex F-10

COMPANY:

ILEARNINGENGINES, INC.

By:
	Name:	Harish Chidambaran
	Title:	Chief Executive Officer

Annex F-11

Annex G

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of April 27, 2023, by and among Arrowroot Acquisition LLC, a Delaware limited liability company (the “Sponsor Holdco”), the persons set forth on Schedule I hereto (“Insiders” and together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Arrowroot Acquisition Corp., a Delaware corporation (“Acquiror”), and iLearningEngines Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and “beneficial owners” (within the meaning of Rule 13d-3 of the Exchange Act) of 7,187,500 shares of Acquiror’s Class B Common Stock (“Acquiror Common Stock”) and warrants to purchase 8,250,000 shares of Acquiror’s Class A Common Stock for a price per share of $11.50 (“Acquiror Warrants”), in the aggregate, as set forth on Schedule I attached hereto (collectively, the “Acquiror Securities”);

WHEREAS, concurrently with the execution of this Sponsor Agreement, Acquiror, ARAC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger and Reorganization (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 No Transfer. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of (a) and (b), the “Expiration Time”), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement / Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Securities owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Acquiror Securities owned by such Sponsor (each transaction specified in clauses (i) and (ii), a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that (x) a Sponsor may Transfer his, her or its Acquiror Securities to any other Sponsor that has entered into or otherwise agreed to be bound by this Sponsor Agreement, or (y) (A) if a Sponsor is an individual, such Sponsor may Transfer any such Acquiror Securities (1) to any member of such Sponsor’s immediate family, or to a trust for the benefit of such Sponsor or any member of such Sponsor’s immediate family, the sole trustees of which are such Sponsor or any member of such Sponsor’s immediate family or (2) by will, other testamentary document or under the laws of intestacy upon the death of such Sponsor; or (B) if a Sponsor is an entity, such Sponsor may Transfer any Acquiror Securities to any partner, member, or affiliate of such Sponsor in accordance with the terms of the Acquiror Certificate of Incorporation, or (z) upon prior written notice to the Company and subject to the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), a Sponsor may Transfer his, her or its Acquiror Securities owned by such Sponsor to any Non-Redeeming Stockholders or Private Placement Investors or to holders of Acquiror Common Stock pursuant to

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Section 7.11 of the Merger Agreement; provided further, that in each case of clauses (x), (y) and (z), such transferee of such Acquiror Securities evidences in a writing reasonably satisfactory to the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same extent as the Sponsor.

Section 1.2 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Acquiror Securities or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Securities owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Securities or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (collectively, the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Acquiror Securities owned by such Sponsor as of the date hereof.

Section 1.3 Closing Date Deliverable. On the Closing Date, each Insider shall deliver to Acquiror and the Company a duly executed copy of that certain Registration Rights Agreement, in a form to be agreed to by the parties.

Section 1.4 Sponsor Agreements.

(a) Hereafter until the Expiration Time, each Sponsor hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of Acquiror (or any adjournment or postponement thereof) undertaken as contemplated by the Transactions, such Acquiror Stockholder shall, if a meeting is being held, appear in person or by proxy or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat for purposes of establishing a quorum, and such Acquiror Stockholder shall vote (or cause to be voted), in person or by proxy, all of its shares of Acquiror Common Stock:

(i) in favor of each Transaction Proposal, including, without limitation, the approval and adoption of the Merger Agreement, the Merger and the other Transaction Documents and the transactions contemplated thereby;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;

(iv) against any change in the business, management or the Acquiror Board (other than in connection with the Acquiror Proposals);

(v) against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement or any Merger, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror, or Merger Sub under the Merger Agreement, (iii) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled prior to the Outside Date, or (iv) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror; and

(vi) to approve or authorize (or to vote against or withhold consent for, as applicable) any other matters necessary or reasonably requested by the Company or Acquiror for the consummation of the Transactions;

provided, however, that such Sponsor shall not vote or provide consent with respect to any of its Acquiror Securities or New Securities that have the power to vote (including, without limitation, by proxy or power of attorney) that are not held by Acquiror’s directors, officers, affiliates or greater than 5% shareholders of Acquiror, or take any other action, in each case to the extent any such vote, consent or other action would preclude Acquiror from filing the Proxy Statement/Registration Statement with the SEC as contemplated by the Merger Agreement. Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing prior to the Expiration Time.

Annex G-2

(b) Each Sponsor shall not redeem any shares of Acquiror Common Stock owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement and shall comply with, and fully perform all of his, her or its obligations, covenants and agreements set forth in that certain Letter Agreement, dated March 4, 2021, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”).

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Section 10.1 thereof, each Sponsor shall not modify or amend any Contract listed on Schedule II hereto without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Each Sponsor hereby acknowledges that the Amended and Restated Bylaws of Acquiror in a form to be agreed by the parties (the “Amended Bylaws”) shall provide that the shares of Acquiror Common Stock will be subject to Transfer restrictions (i.e., a “lock-up”) following the Closing. Accordingly, each Sponsor hereby agrees to be bound by and comply with the Amended Bylaws as if such Transfer restrictions was set forth herein and made a part hereof.

(e) Each Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Sponsor Agreement or (ii) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Each Sponsor hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect), any rights of appraisal or rights to dissent from the Merger or appraisal or dissenters’ rights that it may at any time have under applicable Laws, including Section 262 of the DGCL.

(f) Each Sponsor hereby consents to the publication and disclosure in the Proxy Statement / Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Sponsor’s identity and beneficial ownership of Acquiror Securities and the nature of such Sponsor’s commitments, arrangements and understandings under and relating to this Sponsor Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Sponsor Agreement. Each Sponsor will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

(g) Upon the failure of a Sponsor to provide its consent or vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such Sponsor’s shares of Acquiror Common Stock in accordance with Section 1.4 of this Sponsor Agreement at any meeting of the stockholders of Acquiror (or any adjournment or postponement thereof), or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, such Sponsor shall be deemed to have irrevocably granted to, and appointed, Acquiror, and any designee thereof, and each of them individually, as such Sponsor’s proxy and attorney-in-fact (with full power of substitution), for and in such Sponsor’s name, place and stead, to include such Sponsor’s Acquiror Common Stock in any computation for purposes of establishing a quorum at any such meeting of the stockholders of Acquiror and to provide consent or vote such Sponsor’s Acquiror Common Stock in any action by written consent of the stockholders of Acquiror or at any meeting of the stockholders of Acquiror called with respect to any of the matters specified in, and in accordance and consistent with, Section 1.4 of this Sponsor Agreement. Each Sponsor hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Sponsor Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Sponsor Agreement.

(h) Each Sponsor, jointly and severally, agrees to discharge any Excess Transaction Expenses by either (i) payment in cash or (ii) to the extent that any Acquiror Transaction Expenses constitute Excess Transaction Expenses, causing an amount equal to the lesser of the aggregate amount of Excess Transaction Expenses and the aggregate amount of Working Capital Loans, including any principal and unpaid interest accrued thereon, to be automatically converted into shares of common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

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(i) Each Sponsor, jointly and severally, agrees to loan all amounts contemplated by the Extension Proxy to the Acquiror, including any amounts required in connection with any Additional Extension.

(j) During the Interim Period, Acquiror and each Sponsor, jointly and severally, covenant to cooperate with the Company in seeking Private Placement Financing, Non-Redemption Agreements and any other debt or equity financing that if funded would be included in the calculation of the Available Acquiror Cash (the “Additional Transaction Financing”), including with respect to any arrangements to issue or transfer any Sponsor Incentive Shares and in connection with the exercise or waiver of any rights or obligations under that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated on or about the date hereof, by and among the Company, Acquiror and Polar Multi-Strategy Master Fund, a Cayman Islands exempted company, or any of the definitive documents related thereto (collectively, the “Forward Purchase Agreement”), it being understood that if requested by the Company in writing, the Acquiror shall duly exercise the termination right set forth under the section titled “Optional Early Termination” of the Forward Purchase Agreement. None of the Sponsor, the Acquiror, the Company or any of their respective Affiliates shall enter into, waive, amend in any material respect or terminate any Contract with respect to any such Additional Transaction Financing without the consent of each of the Company and Sponsor; provided, that the foregoing shall not limit or restrict the Company in any manner from soliciting, negotiating or entering into any Contract with respect to Permitted Interim Financing or otherwise consummating any such Permitted Interim Financing.

(k) During the Interim Period in connection with any Private Placement Investment duly authorized in accordance with this Agreement or election not to redeem by any holder of Acquiror Securities, each Sponsor, jointly and severally, agrees, as necessary, to consent to the assignment or forfeiture of the Acquiror Common Stock held by such Sponsor to Non-Redeeming Stockholders or Private Placement Investors, as applicable, pursuant to Section 7.11 of the Merger Agreement.

Section 1.5 Anti-Dilution Waiver. Each Sponsor hereby waives, to the fullest extent permitted by Law, (i) any rights of anti-dilution applicable to the issuance of shares of Acquiror Common Stock in connection with the Transactions and (ii) any rights under any Contract or other arrangement with Acquiror to convert all or any portion of any amounts loaned or advanced to Acquiror or its Subsidiaries at any time prior to or at the Closing into warrants to purchase Acquiror Common Stock. This waiver shall be applicable only in connection with the Transactions and shall be void and of no force and effect following the Expiration Time.

Section 1.6 Binding Effect of Merger Agreement. Each Sponsor shall be bound by and comply with Sections 7.10 (Non-Redemption Agreements), 7.11 (Forfeiture of Acquiror Class B Common Stock), 8.6 (Cooperation; Consultation) and 8.7 (Exclusivity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Sponsor was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to “Acquiror” in Sections 7.11, 8.6 and 8.7 of the Merger Agreement also referred to each Sponsor.

Section 1.7 Further Assurances. Each Sponsor shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to effect the actions and consummate the Merger and the other transactions contemplated by this Sponsor Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.8 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor (i) has not entered into, and shall not enter into, any voting agreement, voting trust or other agreement with respect to any of such Sponsor’s Acquiror Securities that is inconsistent with such Sponsor’s obligations pursuant to this Sponsor Agreement or any agreement or amendment of an existing agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder, and (ii) has not granted, and shall not grant, a proxy, power of attorney or similar right with respect to any of such Sponsor’s Acquiror Securities that is inconsistent with such Sponsor’s obligations pursuant to this Sponsor Agreement.

Section 1.9 Release of Claims. Effective as of, and conditioned upon occurrence of, the Closing, each Sponsor, for himself, herself or itself and on behalf of each of his, her or its Affiliates and each of their respective successors (each, a “Releasing Party”), hereby unequivocally, voluntarily, knowingly, willingly, unconditionally, completely and, irrevocably releases, acquits, exculpates and forever waives and relinquishes all claims, suits, debts,

Annex G-4

demands, liabilities, setoffs, counterclaims, actions, manners of action and causes of action of whatever kind or nature, whether known or unknown (collectively, “Claims”), which any Releasing Party has, may have or might have or may assert now or in the future, against Acquiror, the Company and their respective Subsidiaries and representatives (in each case, solely in their capacity as such), successors and permitted assigns, and each of their respective officers, directors, owners, partners, managers or employees (in each case, solely in their capacity as such) (collectively, the “Released Parties”) to the extent arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which, in each and every case, occurred, existed, was taken, permitted, incurred or begun at or prior to the Closing, in each case solely with regard to Acquiror, the business or operations of Acquiror prior to the Closing or the Transactions; provided that nothing contained in this Section 1.9 shall be construed as a waiver of any rights under (i) this Sponsor Agreement, (ii) any other Ancillary Agreement to which any Releasing Party is party, (iii) if such Sponsor is an employee of Acquiror, rights to accrued but unpaid salary, bonuses, expense reimbursements (in accordance with Acquiror’s employee expense reimbursement policy), accrued vacation and other benefits under Acquiror’s employee benefit plans, or (iv) any indemnification, employment or other similar arrangements (including any such arrangement providing for exculpation or advancement of expenses), including any rights to indemnification, exculpation, advancement of expense or similar rights set forth in the Acquiror Organizational Documents, any indemnification agreement between Acquiror and such Sponsor, or as provided by law or any directors’ and officers’ liability insurance.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting the enforcement of creditors’ rights generally, by general equitable principles). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Acquiror Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Securities (other than transfer restrictions under the Securities Act) affecting any such Acquiror Securities, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Organizational Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Acquiror Securities are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s Acquiror Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Securities, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any person
Annex G-5

(including under any Contract binding upon such Sponsor or such Sponsor’s Acquiror Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as set forth on Section 5.14 of the Acquiror Disclosure Schedule, no broker, finder, investment banker or other person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Sponsor, for which Acquiror or any of its Subsidiaries may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (i) the Expiration Time and (ii) as to each Sponsor, the written agreement of the Sponsor, Acquiror, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Sponsor Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Sponsor Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Sponsor Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Annex G-6

Section 3.3 WAIVER OF JURY TRIAL. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Sponsor Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Sponsor Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Sponsor Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Sponsor Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Sponsor Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6 Amendment; Waiver. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.

Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.8:

If to Acquiror:

Arrowroot Acquisition Corp.
4553 Glencoe Ave, Suite 200
Marina Del Rey, California 90292

Attention:     Thomas Olivier

Email:          tolivier@arrowrootcapital.com

with a copy to (which will not constitute notice):

Goodwin Proctor LLP
100 Northern Avenue
Boston, Massachusetts 02210

Attention:     Jocelyn Arel and John Mutkoski

Email:          JArel@goodwinlaw.com and JMutkoski@goodwinlaw.com

Annex G-7

If to the Company:

iLearningEngines Inc.
6701 Democracy Blvd, Suite 300
Bethesda, MD 20817

Attention:     Harish Chidambaran

Email:          harish@ilearningengines.com

with a copy to (which shall not constitute notice):

Cooley LLP
Suite 700
1299 Pennsylvania Avenue, NW
Washington, DC 20004

Attention:     Daniel Peale; Joshua Holleman; David Silverman

Email:          dpeale@cooley.com; jholleman@cooley.com;

dsilverman@cooley.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I.

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex G-8

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:
ARROWROOT ACQUISITION LLC
By:	/s/ Matthew Safaii
	Name:	Matthew Safaii
	Title:	Principal
/s/ Dixon Doll
Name:	Dixon Doll
/s/ Will Semple
Name:	Will Semple

[Signature Page to Sponsor Support Agreement]

Annex G-9

ACQUIROR:
ARROWROOT Acquisition Corp.
By:	/s/ Thomas Olivier
	Name:	Thomas Olivier
	Title:	President and Chief Financial Officer

[Signature Page to Sponsor Support Agreement]

Annex G-10

COMPANY:
ILEARNINGENGINES INC.
By:	/s/ Harish Chidambaran
	Name:	Harish Chidambaran
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex G-11

Annex H

CONVERTIBLE NOTE PURCHASE AGREEMENT

This CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”), is made as of April 27, 2023, by and among iLearningEngines Inc., a Delaware corporation (the “Company”), and the Persons (as defined below) listed on Exhibit A attached to this Agreement (each a “Lender” and collectively, the “Lenders” and together with the Company, each a “Party”, and collectively, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Section 1.5.

WHEREAS, the Company desires to borrow up to $50,000,000 in the aggregate from one or more investors pursuant to the terms and conditions of convertible promissory notes;

WHEREAS, each of the Lenders desires to loan the Company the amount set forth opposite such Lender’s name on Exhibit A attached hereto; and

WHEREAS, the Parties wish to provide for the sale and issuance of such notes in return for such consideration.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned Parties hereby agree as follows:

1.         Amount and Terms of the Notes.

1.1             Convertible Promissory Notes. At the applicable Closing, each Lender agrees to remit such Lender’s Investment Amount to the Company by wire transfer of immediately available funds to an account designated in writing by the Company. Upon receipt of funds and the execution and delivery of this Agreement from a Lender, the Company shall issue and sell to such Lender a Note in principal amount equal to such Lender’s Investment Amount (or, as the case may be, the portion of such Lender’s Investment Amount funded on such date).

1.2             Subsequent Sales of Notes.

(a)         Subject to Section 1.2(b), after the Initial Closing and until October 27, 2025, the Company may sell and issue additional Notes in one or more Subsequent Closings in such amounts, to such investors, and in such manner as follows: (i) by executing a counterpart signature page to this Agreement, any such Person who, subject to Arrowroot’s prior approval, purchases a Note shall become a party to this Agreement and shall have the rights and obligations of a “Lender” hereunder; and (ii) the aggregate principal amount of all Notes sold pursuant to this Agreement shall not exceed $50,000,000 without the prior written consent of Arrowroot and the Company.

(b)         If the Company, in its sole discretion, elects to sell additional Notes, in one or more transactions, then the Company shall first offer such additional Notes by written notice (email permitted) to Arrowroot. Upon receipt of such notice, Arrowroot will have five (5) business days to exercise its right to purchase all, but not less than all, of such additional Notes being offered by the Company by funding the principal amount of such additional Notes by wire transfer of immediately available funds to an account designated by the Company; provided, that Arrowroot shall be deemed to have declined to exercise its right to purchase such additional Notes pursuant to this Section 1.2(b) if Arrowroot has not funded the full principal amount by wire transfer of immediately available funds to an account designated by the Company within such five (5) business day period, at which time the Company may offer and sell such additional Notes to other Persons, in the Company’s sole discretion; provided further, that if such additional Notes are not sold to other Persons within ninety (90) days following the date on which Arrowroot declines to purchase or is deemed to have declined to purchase such additional Notes, then Arrowroot’s right to purchase such additional Notes shall be revived and such additional Notes shall not be offered to other Persons unless first reoffered to Arrowroot in accordance with this Section 1.2(b).

1.3             Closings. The initial closing (the “Initial Closing”) hereunder shall take place remotely via the exchange of documents and signatures on the date of this Agreement or such other time and place that the Company and Arrowroot shall agree. Pursuant to Section 1.2, one or more subsequent closings may be held after the Initial Closing (each, a “Subsequent Closing”), which shall be held at such time and in such place as the Company and the Lender(s) participating in each such Subsequent Closing shall mutually agree. Subject to satisfaction or waiver of the conditions set forth in Section 4, at the Initial Closing and each Subsequent Closing, each participating Lender shall

Annex H-1

deliver to the Company such Lender’s (i) Investment Amount and (ii) signature pages to this Agreement (if applicable) and such Lender’s Note, and the Company shall deliver to each participating Lender one or more duly executed Notes dated as of such Closing. The Initial Closing and each Subsequent Closing may, individually, be referred to herein as a “Closing.”

1.4             Use of Proceeds. The Company will use the proceeds from the issuance of the Notes for working capital and other general corporate purposes.

1.5             Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)         “Action” means any action, assessment, suit, proceeding (including arbitration proceeding), investigation, complaint, examination, subpoena, claim, charge, hearing, grievance, litigation, summons, citation, order, audit, governmental charge or inquiry.

(b)         “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c)         “Arrowroot” means Arrowroot Capital IV, L.P., a Delaware limited partnership.

(d)         “Board” means the Board of Directors of the Company.

(e)         “Company Award” means a Company RSU or other award issued under the Company Incentive Plan.

(f)         “Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

(g)         “Company Entity” means each of the Company and each of its Subsidiaries.

(h)         “Company Incentive Plan” means the Company’s 2020 Equity Incentive Plan, as amended from time to time.

(i)          “Company Intellectual Property” means Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(j)          “Company Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” pursuant to clause (i) above: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including, for the avoidance of doubt, COVID-19) or change in climate (including any effect directly resulting from, directly arising from or otherwise directly related to such natural disaster, pandemic, or change in climate), (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts from being taken into account in determining if a Company Material Adverse Effect has occurred), (g) any Events generally applicable to the industries or markets

Annex H-2

in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), or (h) the announcement of this Agreement or execution, pendency, negotiation or consummation of the Transactions, including any termination of, reduction in the scope of, or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on, relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 2.3), and (i) actions taken by, or at the written request of, the Lenders; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

(k)         “Company Restricted Stock” means shares of Company Common Stock restricted subject to vesting in accordance with a Contract between the Company and the holder of such Company Common Stock.

(l)          “Company RSU” means an award of restricted stock units granted under the Company Incentive Plan.

(m)        “Company Software” means any and all Software that embodies or constitutes any Company Intellectual Property.

(n)         “Company Systems” means the information technology systems that are owned or controlled by (including by Contract) the Company or any of its Subsidiaries.

(o)         “Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

(p)         “COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

(q)         “De-SPAC Combination Agreement” means the merger or other business combination agreement, by and among the Company, Arrowroot Acquisition Corporation and the other parties thereto, concerning a business combination between the Company and Arrowroot Acquisition Corporation.

(r)         “de-SPAC Transaction” means a business combination (in the form of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) of the Company with a blank check company listed on the New York Stock Exchange, Nasdaq or other nationally recognized securities exchange and formed for the purpose of effecting a business combination (in the form of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination).

(s)         “DPA” means the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

(t)          “Event” means any change, event, state of facts, development, circumstance, occurrence or effect.

(u)         “Fraud” means actual intentional common law fraud under the laws of the State of Delaware (that includes the element of scienter), in any case, solely with respect to the making of the representations and warranties set forth in Section 2. Under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings or other fraud or torts based on recklessness or negligence.

(v)         “GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

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(w)        “Governmental Authority” means any (i) government, (ii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in the case of any of clause (i) through (iii), whether U.S. federal, state, local, municipal, foreign, supranational or of any other jurisdiction.

(x)         “Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

(y)         “ILE Australia” means ILearningEngines PTY LTD, an entity formed under the laws of Australia.

(z)         “ILE India” means iLearningEngines India Private Limited, an entity formed under the laws of India.

(aa)       “ILE UAE” means iLearningEngines FZ-LLC, an entity formed under the laws of the United Arab Emirates.

(bb)       “in2vate” means in2vate, LLC, an Oklahoma limited liability company.

(cc)       “Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (i) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (ii) the principal and interest components of capitalized lease obligations under GAAP, (iii) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (iv) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes, mortgages and similar instruments, (v) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (vi) the principal component of all obligations to pay the deferred and unpaid purchase price of services or property and equipment which have been delivered, including “earn outs” and “seller notes” and (vii) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (i) through (vi), and (viii) all Indebtedness of another Person referred to in clauses (i) through (vii) above guaranteed directly or indirectly, jointly or severally.

(dd)       “Intellectual Property” means any and all intellectual property rights and industrial property rights in or to the following, throughout the world, including rights with respect to: (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, renewals and extensions of any of the foregoing, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, applications for registration of copyright, and renewals, extensions, and reversions of any of the foregoing; (iv) other rights related to works of authorship; (v) trade secrets and other confidential information (collectively, “Trade Secrets”); and (vi) rights of publicity.

(ee)       “Intercompany Agreement” means a Research, Development and Other Services Agreement, by and between the Company and ILE India, in form and substance satisfactory to Arrowroot.

(ff)         “International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

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(gg)       “Investment Amount” shall mean the dollar amount committed by a given Lender and set forth opposite such Lender’s name on the Schedule of Lenders attached hereto as Exhibit A.

(hh)       “Law” means any statute, law (including common law), ordinance, rule, regulation, Governmental Order or other similar legal requirement, in each case, of any Governmental Authority.

(ii) “Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

(jj)         “Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

(kk)       “Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

(ll)         “Management Rights Letter” means the agreement between the Company and Arrowroot, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(mm)     “Note” means a convertible promissory note in substantially the form attached hereto as Exhibit B.

(nn)       “Open Source License” means any and all “open source” licenses and “free software” licenses, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), any license approved by the Open Source Initiative, any Creative Commons License, any GPL, LGPL, AGPL, Mozilla License, Apache License, Common Public License, Common Development and Distribution License, BSD License, Open Software License, Server Side Public License, Sleepycat License, Eclipse Public License, or any similar license or terms.

(oo)       “Open Source Materials” means any Software subject to an Open Source License.

(pp)       “Organizational Documents” means the organizational and governing documents of a non-natural Person, including, as applicable, the charter, articles or certificate of incorporation, bylaws, articles of organization or certificate of formation, operating agreement or similar governing documents, as amended.

(qq)       “Owned Real Property” means all real property owned in fee simple by the Companies or any of their Subsidiaries.

(rr)        “Permitted Liens” means (i) mechanic’s, materialmen’s, and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) that are being contested in good faith through appropriate proceedings and, in each case, for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially interfere with the present use of the Owned Real Property or Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, and (D) guaranties, letters of credit or deposits arising from any Real Property Leases, including security deposits made in the ordinary course of business, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, individual or in the aggregate, materially interfere with the current use of the Owned Real Property or Leased Real Property, (vi) non-exclusive, non-source code licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) Liens incurred in connection with operating or capital lease obligations of the Company or its Subsidiaries, and (viii) Liens to be released prior to or at the Closing.

(ss)        “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

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(tt)         “Personal Information” means, in addition to information within any definition for “personal information” or any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Privacy Laws, or by the Company in any of its privacy policies, privacy notices or contracts, all information that identifies, could be used to identify or is otherwise related to an identifiable individual person. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

(uu)       “Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to privacy, data security or data protection or governing, and to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, as applicable, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification or marketing in connection with any Personal information, and any Laws relating to the use of biometric identifiers.

(vv)       “Real Property Leases” means all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments and modifications thereof.

(ww)     “Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

(xx)       “Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

(yy)       “Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) His Majesty’s Treasury of the United Kingdom.

(zz)“Securities” means the securities issuable upon conversion of the Notes. (aaa)             “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(bbb)     “Software” means any and all software or computer programs of any type, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form.

(ccc)     “Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which, if a (i) corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company or other business entity gains or losses or shall be or control the managing

Annex H-6

director or general partner of such partnership, limited liability company or other business entity. For the avoidance of doubt, for purposes of this Agreement, each of ILE India, ILE UAE, ILE Australia and in2vate shall be deemed to be Subsidiaries of the Company.

(ddd)     “Taxes” means any and all U.S. federal, state, or local or non-U.S. taxes, including income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, estimated, and other taxes, including any interest, penalty, or addition to tax of any of the foregoing.

(eee)      “Transaction” means the transactions contemplated by the Transaction Agreements.

(fff)“Transaction Agreements” means this Agreement, the Notes and the Management Rights Letter.

2.         Representations and Warranties of the Company. The Company hereby represents and warrants to each Lender that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 2, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

2.1             Company Organization. The Company has been duly incorporated and is validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Organizational Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to the Lenders, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would be material to the business of the Company and its Subsidiaries, taken as a whole. The Company is not in violation of any of the provisions of its Organizational Documents.

2.2             Subsidiaries.

(a)        A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 2.2 of the Disclosure Schedule. The Subsidiaries of the Company have been duly formed or organized and are validly existing and in good standing under the Laws of their respective jurisdictions of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Organizational Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to the Lenders by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(b)        The Company Common Stock does not derive its value substantially from assets in India since the Company’s equity interests in its Subsidiary, ILE India, do not represent 50% or more of the value of all assets held by the Company, and the value of such assets does not exceed INR 100,000,000 (Rupees One Hundred Million Only) in terms of Section 9(1)(i) of the Income Tax Act, 1961, read with the rules framed thereunder.

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2.3             Due Authorization.

(a)        The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements and (subject to the approvals described in 2.4) to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the Transactions have been duly and validly authorized and approved by the Board, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Agreements. This Agreement and the other Transaction Agreements have been duly and validly executed and delivered by the Company. This Agreement and the other Transaction Agreements constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (the “Enforceability Exceptions”).

(b)        On or prior to the date of this Agreement, the Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Agreements and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the Transactions and (iii) recommending that the holders of the Company Common Stock approve this Agreement and the Transactions. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the other Transaction Agreements.

2.4             No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 2.5 and except as set forth on 2.3(b) of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and the other Transaction Agreements and the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Organizational Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any material Contract to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound or any License of the Company or any of its Subsidiaries, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have or would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

2.5             Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Lenders contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the Transactions, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

2.6             Capitalization of the Company.

(a)        As of the date of this Agreement, the authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, of which 136,026,283 shares are issued and outstanding as of the date of this Agreement, and there are no other authorized equity interests of the Company that are issued and outstanding. The Company has provided to the Lenders a true, correct and complete capitalization table of the Company as of the date hereof, including, for each holder of Company Common Stock, the number of Company Common Stock held by such holder. All of the issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Organizational Documents of the Company and (2) any other applicable Contracts governing the issuance of such

Annex H-8

securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of the Company or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound; and (iv) are free and clear of any Liens. All shares of Company Common Stock are uncertificated, book-entry shares.

(b)        As of the date of this Agreement, warrants to purchase 873,618 shares of Company Common Stock are authorized, all of which are issued and outstanding as of the date of this Agreement (the “Company Warrants”). Section 2.6(b) of the Disclosure Schedule sets forth a true, correct and complete list of all holders of Company Warrants as of the date of this Agreement, including the number of shares of Company Common Stock covered by such Company Warrant, the date of issuance, the cash exercise price per share of such Company Warrant and the applicable expiration date thereof. All outstanding Company Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Organizational Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of the Company or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound; and (iv) are free and clear of any Liens.

(c)        As of the date of this Agreement, (i) 7,246,772 shares of Company Common Stock are issuable pursuant to outstanding Company RSUs, (ii) 40,243,678 shares of Company Restricted Stock are outstanding and (iii) 2,753,228 shares of Company Common Stock are available for future issuance pursuant to the Company Incentive Plan. Section 2.6(c) of the Disclosure Schedule sets forth a true and complete list of each holder of a Company Award as of the date of this Agreement, including the type of Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule, current vested and unvested status, any early-exercise features, the expiration date, and, if applicable, the exercise price thereof. All awards of Company Restricted Stock and Company RSUs are evidenced by award agreements in substantially the forms previously made available to the Lenders, and, except as set forth on Section 2.6(c) of the Disclosure Schedule, no award of Company Restricted Stock and no Company RSU is subject to terms that are materially different from those set forth in such forms. Each award of Company Restricted Stock and each Company RSU was validly issued and properly approved or ratified by the Board (or appropriate committee thereof).

(d)        Except the De-SPAC Combination Agreement and as otherwise set forth in this Section 2.6 or on Section 2.6(c) of the Disclosure Schedule, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares or registration rights with respect to any shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or other rights the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind that may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Stock.

2.7             Capitalization of Subsidiaries.

(a)        The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Organizational Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b)        The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

Annex H-9

(c)        There are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or other rights the value of which are determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

(d)        Except for the equity interests of the Subsidiaries set forth on Section 2.7(d) of the Disclosure Schedule, neither the Company nor any of the Company’s Subsidiaries (i) owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person, (ii) has any agreement or commitment to purchase any such interest or (iii) has agreed nor is obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

2.8             Financial Statements.

(a)        Attached as Section 2.8(a) of the Disclosure Schedule are: true and complete copies of (i) the audited consolidated balance sheets and statements of operations, comprehensive loss and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2020 together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021 and December 31, 2022, and the related unaudited consolidated statements of operations for the three (3) months then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)        Except as set forth on Section 2.8(b) of the Disclosure Schedule, the Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated losses, their consolidated changes in stockholders’ deficit and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity, and in accordance, with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (iii) were prepared from, are in accordance with and accurately reflect in all material respects, the books and records of the Company and its consolidated Subsidiaries.

(c)        Except as set forth on Section 2.8(c) of the Disclosure Schedule, the Unaudited Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated losses, their consolidated changes in stockholders’ deficit and their consolidated cash flows for the period then ended (subject to normal year-end adjustments and the absence of footnotes), (ii) have been prepared in conformity, and in accordance, with GAAP applied on a consistent basis during the periods involved (except for the absence of footnotes or the inclusion of limited footnotes), and (iii) have been prepared from, will be in accordance with and will accurately reflect in all material respects, the books and records of the Company and its consolidated Subsidiaries.

(d)        Except as set forth in Section 2.8(d) of the Disclosure Schedule, neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the design or system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.9             Undisclosed Liabilities. Except as set forth on Section 2.9 of the Disclosure Schedule, there is no other material liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, or (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries.

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2.10           Litigation and Proceedings. Except as set forth on Section 2.10 of the Disclosure Schedule, (a) there are no pending or, to the knowledge of the Company, threatened, Actions, or other proceedings at law or in equity against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole. This Section 2.10 shall not apply to Tax matters.

2.11           Legal Compliance.

(a)        Each of the Company and its Subsidiaries is, and for the three (3) years preceding the date hereof has been, in compliance with all applicable Laws in all material respects. This Section 2.11(a) shall not apply to Tax matters.

(b)        For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole. This Section 2.11(b) shall not apply to Tax matters.

(c)        The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers and employees will be prevented, detected and deterred.

2.12           Brokers’ Fees. Except as set forth on Section 2.12 of the Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates.

2.13           Intellectual Property.

(a)        Section 2.13(a) of the Disclosure Schedule lists each item of Company Intellectual Property that is issued by or registered or pending with a Governmental Authority or domain name registrar as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all Company Registered Intellectual Property. To the knowledge of the Company, all Company Registered Intellectual Property is subsisting and (excluding any pending applications included in the Company Registered Intellectual Property) is valid and enforceable.

(b)        The Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens) all Company Intellectual Property. Without limiting the generality of the foregoing, during the past three (3) years, the Company and its Subsidiaries have entered into written agreements with every current and former employee and independent contractor who, in each case, has created or developed material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, whereby such employees and independent contractors (i) assign to the Company or a Company Subsidiary all of their right, title and interest in such material Intellectual Property and (ii) agree to hold all Trade Secrets included in the Company Intellectual Property (that were disclosed to or accessed by such employees or independent contractors during the term of their employment or engagement) as confidential both (A) during the term of their applicable employment or engagement, and (B) except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, after the term of such employment or engagement. Except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, taken as a whole, to the knowledge of Company, the Company or one of its Subsidiaries have valid and continuing rights to all Intellectual Property necessary and sufficient for the conduct of the business of the Company and its Subsidiaries as presently conducted; provided that the foregoing representation and warranty in this sentence does not constitute a representation and warranty of non-infringement of the Intellectual Property of any third Person.

(c)        To the knowledge of the Company, the Company, its Subsidiaries, and the conduct of the business of the Company and its Subsidiaries (including the creation, development, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Company and its Subsidiaries) have not, since three (3) years preceding the date of this Agreement, infringed upon, misappropriated or otherwise violated the Intellectual Property of any third Person in any material respect. As of the date of this Agreement, there is no action

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pending or threatened in writing to which the Company or any Subsidiary of the Company is a named party, or, to the Company’s knowledge, for which any other Person is entitled to be indemnified, defended, held harmless, or reimbursed by the Company or any Subsidiary of the Company, in each case that (i) alleges the infringement, misappropriation or other violation of the Intellectual Property of any third Person or (ii) challenges the ownership, use, validity or enforceability of any Company Intellectual Property, and there has not been, since twelve (12) months preceding the date of this Agreement, any such action brought or threatened in writing.

(d)        Except as set forth on Section 2.13(d) of the Disclosure Schedule, to the knowledge of the Company (i) no Person is infringing upon, misappropriating or otherwise violating any material Company Intellectual Property in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person since three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement, violation or misappropriation by such third Person of any material Company Intellectual Property.

(e)        During the past three (3) years, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of Trade Secrets. Except in each case as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company there has not been any unauthorized disclosure of or unauthorized access to any such Trade Secrets to any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information to the detriment of the Company, such Subsidiary, or, to the knowledge of the Company, such Person to whom the Company or any of its Subsidiaries has a Contract with confidentiality obligation. No source code for any Company Software (excluding Open Source Materials) has been delivered, licensed or made available by the Company or any of its Subsidiaries to, or accessed by, any escrow agent or other Person, other than employees or independent contractors subject to written non-disclosure agreements restricting the disclosure and use of such source code.

(f)         No funding, facilities or resources of any Governmental Authority or any research or academic institution was used in the creation or development of any material Company Intellectual Property or other material Intellectual Property created or developed by the Company or any of its Subsidiaries in a manner that has resulted in such Governmental Authority or research or academic institution having any ownership of or right to any such Intellectual Property.

(g)        The Company Software does not contain any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or any “back door,” “time bomb”, “Trojan horse,” “virus”, “worm,” contaminants, “drop dead device,” or other malicious code or routines that enable or permit the unauthorized access, unauthorized disablement or unauthorized erasure, of any Company System. The current version of the Company Software does not contain any “bugs”, faults, or errors, except for any such “bugs”, faults or errors that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries own, or have a valid right to access and use, the Company Systems. The Company Systems are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted. The Company takes and has taken reasonable measures, including (if applicable) entering into appropriate Contracts with third parties pursuant to which such third parties operate the Company Systems on behalf of the Company, to maintain and protect the performance, integrity and security of the Company Systems and to back up such Company Systems.

(h)        Except as set forth in Section 2.13(h) of the Disclosure Schedule, no Open Source Material is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with any Company Software by the Company or any of its Subsidiaries, in each case, in a manner that has required the Company or any Subsidiary: (A) to distribute, make available, license or disclose to any Person the source code to any Company Software; (B) to distribute, make available, or license any Company Software without charge or at a reduced or nominal charge; (C) to distribute, make available, license or disclose any Company Software for the purpose of making modifications or derivative works; or (D) to grant a license to, or refrain from asserting of enforcing any Company Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in material compliance with the terms and conditions of the applicable Open Source Licenses for the Open Source Materials that are included, incorporated or embedded in, linked to, combined, made available or distributed with any Company Software.

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(i)         Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in: (i) the loss or impairment of any Company Intellectual Property; (ii) the release, disclosure, provision or delivery of, or the requirement to release, disclose, provide or deliver, any source code constituting Company Software to any third Person; (iii) the grant, assignment or transfer of, or the requirement to grant, assign or transfer, to any other Person of any license, ownership or other right or interest in, to or under any Company Intellectual Property; or (iv) the obligation to pay any additional consideration to, or the reduction of any payments from, any Person with respect to any Company Intellectual Property.

2.14           Privacy and Cybersecurity.

(a)        Except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, the Company and its Subsidiaries are in material compliance with, and during the three (3) years preceding the date of this Agreement have been in material compliance with, (i) all applicable Privacy Laws, including requirements thereunder to maintain privacy policies and notices regarding Personal Information, (ii) all of the Company’s and its Subsidiaries’ publicly facing privacy policies and notices regarding Personal Information, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including cross-borders) of Personal Information. Except as would not reasonably be expected to be material to the business of Company and its Subsidiaries, the Company has implemented and maintained policies, procedures and systems as are required by Privacy Laws for receiving and appropriately responding to requests from individuals concerning their Personal Information. None of the Company’s public facing privacy policies regarding Personal Information contain any material misrepresentation or omission likely to mislead any Person acting reasonably under the circumstances to whom such policies are directed. There are no Actions by any Person (including any Governmental Authority), to which the Company or any of the Company’s Subsidiaries is a named party, pending or to the knowledge of the Company threatened against the Company or its Subsidiaries alleging a violation of (i) any Privacy Laws, including with respect to any third Person’s privacy or Personal Information, (ii) applicable privacy policies, or (iii) contractual commitments of the Company or any of the Company’s Subsidiaries with respect to any Personal Information.

(b)        To the knowledge of the Company, during the three (3) years preceding the date of this Agreement, (i) there have been no material instances of data breaches, security incidents, or misuse of or unauthorized use of, access to, intrusions into, disruptions of, or data loss involving Company Systems which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, that have not been remediated, (ii) the Company and its Subsidiaries have implemented commercially reasonable measures designed to protect Personal Information in their possession or control against loss, theft, unauthorized access, use, modification, alteration, destruction, disclosure, or other misuse, including through administrative, technical, and physical safeguards, and (iii) neither the Company nor any Subsidiary of the Company has (A) experienced any material incident involving loss, theft, misuse of or unauthorized access to or disclosure of any Personal Information, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any such incident, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries have provided or been required to provide any written notification to any Person in connection with any unlawful, unauthorized or unintended disclosure of Personal Information. The Company has not paid (i) any perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about any data breach incident or cyber-attack.

(c)        To the extent required by applicable Privacy Laws, except to the extent it would, individually or in the aggregate, not reasonably be expected to result in a Company Material Adverse Effect, all third-party services providers, outsourcers, processors or other third parties who process, store or otherwise handle any Personal Information for or on behalf of the Company or any of its Subsidiaries have contractually agreed to comply with applicable Privacy Laws and maintain the confidentiality of Personal Information processed on behalf of the Company or any of its Subsidiaries, and to protect and secure such Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. To the knowledge of the Company, no (i) third party who has provided any Personal Information to the Company and its Subsidiaries has done so in violation of applicable Privacy Laws, including requirements thereunder requiring providing any notice and obtaining any consent required and (ii) Person acting for or on behalf of the Company and any of its Subsidiaries has violated any of the requirements or obligations described in Section 2.14(a).

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(d)        The Company is not subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit the Lenders or Company from receiving, accessing, storing or using any Personal Information in the manner in which the Company received, accessed, stored and used such Personal Information prior to the Closing. The execution, delivery and performance of this Agreement by the Company does not violate its obligations under applicable Privacy Laws, the Company’s privacy policies and applicable contractual obligations of the Company regarding its collection, use or disclosure of Personal Information.

2.15           Sanctions and International Trade Compliance.

(a)        The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all applicable International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, complaints, charges, voluntary disclosures or Actions against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b)        Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, employees, or to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

3.         Representations and Warranties of the Lenders. Each Lender hereby represents and warrants to the Company, severally and not jointly, that:

3.1             Authorization. Such Lender has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Lender is a party, when executed and delivered by such Lender, will constitute valid and legally binding obligations of such Lender, enforceable against such Lender in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2             Purchase Entirely for Own Account. This Agreement is made with such Lender in reliance upon such Lender’s representation to the Company, which by such Lender’s execution of this Agreement, such Lender hereby confirms, that the Note and the Securities to be acquired by such Lender will be acquired for investment for such Lender’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Lender further represents that such Lender does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities. Such Lender has not been formed for the specific purpose of acquiring the Securities.

3.3             Disclosure of Information. Such Lender has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Notes with the Company’s management and has had an opportunity to review the Company’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 or the right of the Lenders to rely thereon.

3.4             Restricted Securities. Such Lender understands that the Securities are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. Such Lender represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

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3.5             Legends. Such Lender understands that the Notes and any Securities may be notated with one or all of the following legends:

“THESE SECURITIES AND THE SHARES ISSUABLE UPON CONVERSION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.”

(a)  Any legend required by the securities laws of any state to the extent such laws are applicable to the Securities represented by the certificate, instrument, or book entry so legended.

3.6             Accredited Investor. Such Lender is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.7             Foreign Investors. If such Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to purchase the Notes or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Notes, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Notes. Such Lender’s purchase and payment for and continued beneficial ownership of the Notes will not violate any applicable securities or other laws of such Lender’s jurisdiction.

3.8             CFIUS Foreign Person Status. Unless such Lender has notified the Company in writing (including, for the avoidance of doubt, Polar Multi-Strategy Master Fund, which shall not make the following representations and warranties), such Lender is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the DPA. Unless such Lender has notified the Company in writing, such Lender is not controlled by a “foreign person,” as defined in the DPA. Such Lender does not permit any foreign person affiliated with such Lender, whether affiliated as a limited partner or otherwise, to obtain through such Lender any of the following with respect to the Company: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors, or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decision making of the Company regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” of the Company (as defined in the DPA).

3.9             No General Solicitation. Neither such Lender, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Notes.

3.10           Exculpation Among Lenders. Such Lender acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Such Lender agrees that neither any other Lender nor the respective controlling Persons, officers, directors, partners, agents, or employees of any other Lender shall be liable to any other Lender for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Notes.

3.11           Residence. If such Lender is an individual, then such Lender resides in the state or province identified in the address of such Lender set forth on Exhibit A; if such Lender is a partnership, corporation, limited liability company or other entity, then the office or offices of such Lender in which its principal place of business is identified in the address or addresses of such Lender set forth on Exhibit A.

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3.12           “Bad Actor” Matters. Such Lender hereby represents that no Disqualification Event is applicable to such Lender or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Lender hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Lender or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 3.12, “Rule 506(d) Related Party” shall mean a person or entity that is a beneficial owner of such Lender’s securities for purposes of Rule 506(d) of the Securities Act.

4.         Conditions to the Lenders’ Obligations at Closing. The obligations of each Lender to remit such Lender’s Investment Amount at any Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1             Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

4.2             Performance. The Company Entities shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company Entities on or before such Closing.

4.3             Compliance Certificate. The Chief Executive Officer of the Company shall deliver to the Lenders at the Initial Closing a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

4.4             Qualifications. All authorizations, approvals or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance of the Notes pursuant to this Agreement shall be obtained and effective as of such Closing.

4.5             Secretary’s Certificate. The Secretary of the Company shall have delivered to the Lenders at the Initial Closing a certificate certifying (i) the Certificate of Incorporation and Bylaws of the Company in effect as of the Initial Closing, (ii) resolutions of the Board approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements, and (iii) the Organizational Documents of each Subsidiary in effect as of the Initial Closing.

4.6             Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Lender, and each Lender (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

4.7             Management Rights Letter. Solely with respect to Arrowroot, the Company shall have executed and delivered the Management Rights Letter at or prior to the Initial Closing.

4.8             ILE India Equity Interests. Subject to any approval by or filing with a Governmental Authority, the Company shall have duly and validly consummated the purchase of any equity interests in ILE India held by Persons other than the Company (other than a de minimis interested required by law to maintained by a Person other than the Company), and executed and delivered such documents and certificates in connection therewith as reasonably requested by Arrowroot in form and substance reasonably satisfactory to Arrowroot.

4.9             ILE UAE and ILE Australia. Subject to the approval by or filing with a Governmental Authority, the Company shall have duly and validly consummated the transactions necessary to make ILE UAE and ILE Australia wholly owned Subsidiaries of the Company, and executed and delivered such documents and certificates in connection therewith as reasonably requested by Arrowroot in form and substance reasonably satisfactory to Arrowroot.

4.10           De-SPAC Combination Agreement. The Company and the other parties thereto shall have executed and delivered the De-SPAC Combination Agreement.

4.11           Preemptive Rights. The Company shall have fully satisfied (including with respect to rights of timely notification) or obtained enforceable waivers in respect of any preemptive or similar rights directly or indirectly affecting the Notes and shall have provided evidence to each Lender of such satisfaction or waiver, as applicable.

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5.         Conditions of the Company’s Obligations at Closing. The obligations of the Company to issue the Notes to any particular Lender at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1             Representations and Warranties. The representations and warranties of such Lender contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2             Performance. Such Lender shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Lender on or before such Closing.

5.3             Qualifications. All authorizations, approvals or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance of the Notes pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4             Subordination Agreement. Such Lender will have executed and delivered to WTI Fund X, Inc. (together with its affiliates, including Venture Lending & Leasing IX, Inc., “WTI”) a subordination agreement, in form and substance acceptable to WTI and the Company.

6.         Survival of Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall expire at the Initial Closing, except in the case of Fraud. After the Initial Closing, the Company shall have no liability to a Lender for any breach or inaccuracy of the representations and warranties of the Company contained in this Agreement, except in the case of Fraud. No provision of this Agreement shall be deemed a waiver by any Lender of any right or remedy which such Lender may have based upon Fraud, nor shall any such provision limit or be deemed to limit (x) the amounts of recovery sought or awarded in any such claim for Fraud, (y) the time period during which a claim for Fraud may be brought, or (z) the recourse which any Lender may seek against the Company with respect to a claim for Fraud. Each covenant or agreement of the parties that by its terms contemplates performance after the Initial Closing shall survive in accordance with the terms of this Agreement.

7.         Covenants. The Company shall use commercially reasonable efforts, and shall cause ILE India to use commercially reasonable efforts, as applicable, in a manner reasonably satisfactory to Arrowroot, to promptly following the Initial Closing:

7.1             Amend the confidential information and invention assignment agreements of each of its employees or the purpose of assigning intellectual property developed in the course of their employment to ILE India, with each such amendment in form and substance satisfactory to Arrowroot;

7.2             Amend the sexual harassment policies of ILE India and take all other reasonably necessary actions to ensure ILE India’s compliance in all material respects with the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013;

7.3             Amend the employee leave policies of ILE India and take all other reasonably necessary actions to ensure ILE India’s compliance in all material respects with the Kerala Shops and Commercial Establishment Act, 1960 and the Maternity Benefit Act 1961 in respect of leave entitlement of eligible employees; and

7.4             Execute and deliver the Intercompany Agreement.

8.         Most Favored Nations. Notwithstanding anything to the contrary set forth herein, the Company covenants and agrees that, from and after the date of the Initial Closing and until the earlier of (i) the termination of the De-SPAC Combination Agreement for any reason or (ii) the conversion, repayment or termination of the Notes, in the event that the Company enters into any agreement or makes any arrangement with, or makes any promise to, any other Person (an “Additional Investor”) with respect to the purchase or issuance of convertible promissory notes of the Company (each, a “Subsequent Agreement”), the Company shall, within five (5) days of entering into a Subsequent Agreement, provide notice thereof, including a copy of such Subsequent Agreement (the “MFN Notice”), to the Lenders. In the event that a Lender, individually, reasonably determines that any such Subsequent Agreement contains economic terms and conditions that are more favorable, in any material respect, to such Additional Investor thereunder than the economic terms and conditions applicable to the Lender set forth in this Agreement or the Notes, any such Lender shall, individually, have the right to notify the Company in writing within ten (10) days of receipt of the MFN Notice. As soon as practicable following receipt of such written notice from a Lender, the Company agrees to amend

Annex H-17

and restate the Note and this Agreement, as applicable, to be identical to the Subsequent Agreement with respect to such more favorable economic terms. For the avoidance of doubt, terms in any Subsequent Agreement that are particular to the regulatory requirements of such Additional Investor or its affiliates or related funds that are mutual funds shall not be deemed to be more advantageous to the Additional Investor.

9.         Waiver of Lock-Up. The Company hereby agrees that it shall cause the surviving corporation of a de-SPAC Transaction to provide each Lender with a reciprocal waiver, amendment or repeal in the same proportion as any release by the Company from any lock-up or market standoff provision applicable to any director, officer or holder of more than one percent (1%) of the outstanding capital stock of such surviving corporation; provided, however, that such release shall not be applied in the event of (i) permission granted to any stockholder of such surviving corporation to sell or otherwise transfer or dispose of shares of common stock of such surviving corporation with aggregate value less than or equal to $250,000, or (ii) any underwritten public offering of common stock of such surviving corporation, whether or not such offering is wholly or partially a secondary offering of common stock of such surviving corporation during the six-month restricted period (the “Underwritten Sale”), provided that such Lender, to the extent such Lender has a contractual right to demand or require the registration of shares of common stock of such surviving corporation or otherwise “piggyback” on a registration statement filed by such surviving corporation for the offer and sale of common stock of such surviving corporation, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale.

10.       Miscellaneous.

10.1            Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.2           Governing Law. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

10.3            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.4           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5           Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the Party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 10.5. If notice is given to the Company, it shall be sent to 6701 Democracy Blvd, Bethesda, Maryland 20817, Attention: P.K. Chidambaran; and a copy (which copy shall not constitute notice) shall also be sent to Cooley LLP, 1299 Pennsylvania Avenue, NW, Suite 700, Washington, DC 20004, Attention: Dan Peale, Josh Holleman and David Silverman and if notice is given to the Lenders, a copy (which copy shall not constitute notice) shall also be given to Massumi + Consoli LLP, 2029 Century Park East, Suite 280, Los Angeles, CA 90067, Attention: Peter Massumi and Matthew Chain.

10.6           No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Each Lender (on a several and not joint basis) agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of

Annex H-18

a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Lender or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Lender from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

10.7           Fees and Expenses. At the Initial Closing, the Company shall pay the reasonable fees and expenses incurred by or on behalf of Arrowroot for legal counsel, third party advisors and other out of pocket due diligence expenses in connection with the transactions contemplated hereunder, in an amount not to exceed $300,000, which may be offset by Arrowroot against payment of purchase price in respect of the Notes pursuant to Section 1.3.

10.8           Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing Party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

10.9           Amendments and Waivers. Except as set forth in Section 1.2, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and Arrowroot. Any amendment or waiver effected in accordance with this Section 10.9 shall be binding upon the Lenders and each transferee of the Notes (or the Securities issuable upon conversion thereof), each future holder of all such securities, and the Company.

10.10         Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

10.11         Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

10.12         Entire Agreement. This Agreement (including the Exhibits hereto) and the other Transaction Agreements constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

10.13         Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

10.14         Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any Action arising out of or based upon this Agreement, (b) agree not to commence any Action arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Annex H-19

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.15         No Commitment for Additional Financing. The Company acknowledges and agrees that no Lender has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Notes as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Lender or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Lender or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Lender and the Company, setting forth the terms and conditions of such financing or investment and stating that the Parties intend for such writing to be a binding obligation or agreement. Each Lender shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

10.16         Interpretation. The words “include” and “including”, and other words of similar import when used herein shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any capitalized term used in any Exhibit but not otherwise defined therein will have the meaning given to such term in this Agreement. The phrase “made available” or similar phrases as used in this Agreement shall include only the subject documents (i) posted to the Intralinks “Project Blackbird” data room (the “Data Room”) at least four (4) hours prior to the Initial Closing and remaining continuously available in the Data Room through the Initial Closing or (ii) otherwise furnished to the Lender or Lender’s counsel, including by e-mail. The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”. The words “herein”, “hereto”, “hereunder” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any reference herein to “dollars” or “$” shall mean United States dollars. The term “or” shall not be exclusive and shall be deemed to mean “and/or”. References to any statute, listing rule, rule, standard, regulation or other Law will be (a) interpreted to include any revision of or successor to the same, regardless of how it is numbered or classified and (b) deemed to include a reference to the corresponding rules and regulations, if any, and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. Any reference herein to a Governmental Authority shall be deemed to include reference to any successor thereto. Any representation or warranty of the Company set forth in this Agreement shall also be deemed to apply to any predecessor of the Company.

10.17         Waiver of Conflicts. Each Party acknowledges that Cooley LLP (“Cooley”) has acted as counsel solely to the Company with respect to this Agreement and the transactions contemplated hereby (together, the “Financing”), and has negotiated the terms of the Financing solely on behalf of the Company. Cooley may have, in the past, represented or may, now or in the future, represent one or more other Parties or their Affiliates in other matters. The applicable rules of professional conduct require that Cooley inform its clients of these representations

Annex H-20

and obtain their waivers of the conflicts that may arise from such representations. The Company and each other Party hereby (a) acknowledges that such Party has been advised about such circumstances and has had an opportunity to ask for additional information, (b) acknowledges that, with respect to the Financing, Cooley has represented solely the Company and no other Party, and (c) gives its informed consent to Cooley’s representation of the Company in the Financing and Cooley’s representation of other Parties or their Affiliates in other matters.

10.18         Tax Matters. The Company and the Lenders intend that the Notes, upon issuance, be treated as stock of the Company for U.S. federal income tax purposes. The Company and the Lenders agree to not take any position inconsistent with the foregoing intended tax characterization of the Notes on any tax return, in any administrative or judicial proceeding relating to taxes, or otherwise, unless required by a final determination of the Internal Revenue Service or other applicable income tax authority. Notwithstanding anything to the contrary herein, the Company and any other applicable withholding agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted or withheld from such amount under any applicable Tax Law. To the extent that any Taxes are so deducted or withheld, such Taxes shall be (a) timely remitted to the appropriate Tax authority and (b) if so remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

10.19         Reliance.

(a)         Each Lender acknowledges and agrees that it has conducted its own investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Each Lender acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, such Lender has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Section 2 of this Agreement (including the related portions of the Disclosure Schedule) and disclaims reliance on any other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company), and (ii) none of the Company stockholders, the Company or any other Person has made any representation or warranty as to a Company stockholder, the Company or the accuracy or completeness of any information regarding the Company furnished or made available to Lender and its representatives, except as expressly set forth in Section 2 of this Agreement (including the related portions of the Disclosure Schedule).

(b)         Each Lender acknowledges and agrees that, in connection with the due diligence investigation of the Company by such Lender and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, such Lender and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward- looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Each Lender hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that such Lender will have no claim against any of the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, each Lender hereby acknowledges and agrees that, neither the Company, nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

10.20          Non-Recourse. Except in the case of claims against a Person in respect of such Person’s Fraud:

(a)         Solely with respect to the Company and each Lender, this Agreement or the transactions contemplated hereunder may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the Company or a Lender as named parties hereto.

(b)         Except to the extent a named party hereto (and then only to the extent of the specific obligations undertaken by such named party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the

Annex H-21

Company or a Lender and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Lenders under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereunder.

(Remainder of Page Intentionally Left Blank; Signature Pages Follow)

Annex H-22

The Parties have executed this Note Purchase Agreement as of the date first written above.

COMPANY:
iLearningEngines Inc.
By:	/s/ Harish Chidambaran
Name:	Harish Chidambaran
Title:	Chief Executive Officer

Annex H-23

The Parties have executed this Note Purchase Agreement as of the date first written above.

LENDER:
ARROWROOT CAPITAL IV, L.P.
By:	Arrowroot Capital Partners IV, L.P.
Its:	General Partner
By:	Arrowroot Capital Management, LLC
Its:	General Partner
By:	/s/ Matthew J. Safaii
	Name:	Matthew J. Safaii
	Title:	Managing Member

Annex H-24

The Parties have executed this Note Purchase Agreement as of the date first written above.

LENDER:
POLAR MULTI-STRATEGY MASTER FUND
By: its investment advisor, Polar Asset Management Partners Inc.
By:	/s/ Ryan Hickey
	Name:	Ryan Hickey
	Title:	Director, Legal
By:	/s/ Aatifa Ibrahim
	Name:	Aatifa Ibrahim
	Title:	Legal Counsel

Annex H-25

Annex I

FORM OF CONVERTIBLE NOTE

THESE SECURITIES AND THE SHARES ISSUABLE UPON CONVERSION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

SUBORDINATED UNSECURED CONVERTIBLE PROMISSORY NOTE

$___________	[DATE]

FOR VALUE RECEIVED, iLearningEngines, Inc., a Delaware corporation (the “Company”), hereby promises to pay to ___________ (the “Lender”), the principal sum of $___________ (the “Principal”), together with interest thereon. This Subordinated Unsecured Convertible Promissory Note (this “Note”) shall bear simple interest, accrued on a daily basis in arrears, (i) at a rate of fifteen percent (15%) per annum until aggregate accrued interest (whether repaid or not) equals 25% of the principal amount, and (ii) at a rate of eight percent (8%) per annum thereafter (the “Interest Rate”). This Note is issued pursuant to the terms of that certain Note Purchase Agreement, dated as of ___________ (the “Purchase Agreement”), and is one of a group of subordinated unsecured convertible promissory notes of like tenor (each a “Note” and collectively, the “Notes”). Capitalized terms not elsewhere defined herein shall have the meanings set forth in Section 12, and if not defined herein, shall have the meanings set forth in the Purchase Agreement.

The indebtedness represented by this Note shall be expressly subordinated to any other indebtedness of the Company for money borrowed from commercial banks, equipment lessors or other financial institutions regularly engaged in the business of lending money that is secured by all or substantially all of the Company’s assets and approved by Arrowroot (as defined below) (collectively, the “Senior Debt”).

1.           Payments.

a.             Subject to the provisions of Section 2 relating to the conversion of this Note, an amount equal to the sum of (i) the product of (x) the outstanding principal balance times (y) 2.75 plus (ii) and the unpaid accrued interest on this Note (the sum of clauses (i) and (ii), the “Note Balance”) shall become immediately due and payable upon the earlier of the (1) Maturity Date and (2) occurrence of any Event of Default, in accordance with Section 4; provided that if repayment of this Note shall be prohibited by the terms of a subordination agreement, the Note Balance shall continue to accrue interest at the Default Rate from and after such earlier date.

b.             Unless converted into Equity Securities or SPAC Shares pursuant to the terms hereof, all payments due pursuant to the terms of this Note shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Lender may from time to time designate in writing to the Company. All Notes outstanding under the Purchase Agreement shall rank equally without preference or priority of any kind with respect to one another, and all payments with respect to any of the Notes that have not been converted shall be applied ratably in proportion to the Investment Amounts represented thereby. At any time prior to the Maturity Date, the Company may redeem any Note for a payment in cash equal to the Note Balance. All payments under this Note shall be credited first to the accrued interest then due and payable, and the remainder shall be applied to the outstanding principal balance under this Note.

c.             Unless earlier converted into Equity Securities or SPAC Shares pursuant to the terms hereof, in the event of a Liquidation Event or upon the receipt by the Lender of a notice of prepayment from the Company (such notice to be delivered by the Company at least two (2) Business Days prior to such prepayment), in each case, prior to repayment in full or cancellation or conversion of this Note, immediately prior to such Liquidation Event or following receipt of such notice, as applicable, the Company shall redeem this Note for an amount of cash equal to the Note Balance. All interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to three (3) days prior to the signing of the definitive agreement for, or the consummation of, such Liquidity Event.

Annex I-1

2.           Conversion.

a.             Upon the occurrence of the Equity Financing, Lender shall elect to (i) convert, in whole, this Note into the number of shares of Equity Securities issued in such Equity Financing equal to (x) the Note Balance divided by the Equity Price in such Equity Financing, or (ii) keep this Note outstanding. Upon conversion of this Note pursuant to this Section 2a, the Lender shall execute and deliver the Equity Financing Agreements (in the Lender’s capacity as an equity investor) to the Company. Upon conversion of this Note pursuant to this Section 2a, the Lender shall thereupon receive all of the rights, preferences and privileges granted to other investors in such Equity Financing; provided that Arrowroot shall be afforded “Major Investor” (or such similar term of import) status under the Equity Financing Agreements, regardless of whether Arrowroot satisfies any applicable ownership threshold. The Company shall deliver to Lender notice of the Equity Financing at least five (5) business days prior to the initial closing thereof. If, prior to the initial closing of such Equity Financing, Lender has not delivered an irrevocable notice to the Company electing to convert this Note, in whole, then Lender shall have been deemed to have elected to keep this Note outstanding. The right of Lender to elect to convert the Note pursuant to this Section 2a shall terminate immediately following the Equity Financing, and Lender shall not be entitled to convert this Note at any subsequent Equity Financing.

b.             Immediately prior to the consummation of a Qualified de-SPAC Transaction, each Note shall automatically, without any further action by the Lender, convert, in whole, into shares of common stock of the Company thereby entitling the Lender to receive a number of SPAC Shares (rounded down to the nearest whole share) equal to the Note Balance, divided by $10.00, and the Company shall ensure that the Lender receives in such transaction SPAC Shares as merger consideration pursuant to the De-SPAC Combination Agreement on the same basis as other holders of the Company’s capital stock. Upon conversion of this Note pursuant to this Section 2b, the Lender shall thereupon receive all of the rights, preferences and privileges granted to other recipients of SPAC Shares (in their capacity as holders of the Company’s capital stock) in the Qualified de-SPAC Transaction. The Lender shall execute and deliver a lock-up or market-standoff agreement to the combined company in such Qualified de-SPAC Transaction, in the same form as the other stockholders of the Company (including agreeing to any lock-up or market-standoff provisions contained in the bylaws of the combined company in such Qualified de- SPAC Transaction); provided that any such lock-up or market-standoff provisions shall not apply to the number of SPAC Shares issued upon conversion of the portion of the Note that represents an amount equal to the Principal multiplied by 1.33 (rounded down to the nearest whole share).

c.             No fractional shares of the Company’s capital stock will be issued upon the conversion of this Note. In lieu of any fractional share to which the Lender would otherwise be entitled, the Company will pay to the Lender in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such factional share. Upon the conversion of this Note the Company will, at its sole cost and expense and as soon as practicable thereafter, issue and deliver to the Lender a certificate or certificates for the shares to which Lender is entitled upon such conversion, together with any other securities and property to which the Lender is entitled upon such conversion under the terms of this Note, including a check payable to the Lender for any cash amounts payable as described herein. Upon conversion of the principal amount of this Note into the Equity Securities, any interest accrued on this Note that is not by reason of this Section 2 simultaneously converted into such equity securities shall be immediately paid to the Lender. All interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to five (5) business days prior to the (i) signing of the definitive agreement for an Equity Financing or (ii) consummation of the Qualified de-SPAC Transaction in which this Note shall convert in accordance with this Section 2.

d.             The SPAC Shares to be issued upon conversion of this Note (whether directly in a de-SPAC Transaction pursuant to Section 2b or indirectly upon conversion of the Equity Securities issued pursuant to Section 2a in connection with a de-SPAC Transaction) shall be registered for primary issuance pursuant to a Registration Statement on Form S-4 or Form F-4 (as applicable) in connection with any de- SPAC Transaction.

3.           Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:

a.             Failure to Pay or Deliver. The Company shall fail to (i) pay any principal, interest or other amounts payable hereunder upon the Maturity Date or (ii) deliver Equity Securities or cause to be delivered SPAC Shares upon conversion pursuant to Section 2; and in each case, such payment or delivery shall not have been made within ten (10) business days of the Company’s receipt of written notice of such failure to pay or deliver;

Annex I-2

b.             Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for, or consent to, the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its or any of its creditors, (iii) be dissolved or liquidated, or (iv) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or

c.             Involuntary Bankruptcy or Insolvency Proceedings. A proceeding for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and such proceeding shall not be dismissed or discharged within sixty (60) days of commencement.

4.           Rights of the Lender Upon Default; Default Rate. Upon the occurrence of any Event of Default (other than an Event of Default described in Sections 3b or 3c) and at any time thereafter during the continuance of such Event of Default, the Lender may by written notice to the Company declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. Upon the occurrence of any Event of Default described in Sections 3b or 3c, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, the Lender may exercise any other right, power or remedy otherwise permitted to it by law, either by suit in equity or by action at law, or both. All Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default (excluding, for the avoidance of doubt, any applicable grace or cure period), at a rate equal to the lesser of (a) twenty percent (20%) per annum or (b) the highest rate allowed by applicable law (the “Default Rate”). For the purposes of this Section 4, “Obligations” shall mean and include all loans, advances, debts, liabilities and obligations owed by the Company to Lender now existing or hereafter arising under or pursuant to the terms of this Note, including without limitation, the Note Balance, collection costs and expenses, and attorneys’ fees and costs chargeable to and payable by the Company hereunder, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

5.           Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

6.           Amendments; Waivers. Arrowroot may amend or waive the observance of any provision of all then-outstanding Notes, including this Note, on behalf of all Lenders, with the consent of the Company, but without the consent of each affected Lender; provided however, that no such amendment or waiver shall reduce the principal amount of any Note or reduce the Interest Rate of any Note, in each case, without the affected Lender’s written consent. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

7.           Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the outstanding principal of this Note.

8.           Issuance of Valid Note.

a.             Transferable Record. The Company has signed this electronically created Note using an Electronic Signature (as defined below). By doing this, the Company is indicating that the Company agrees to the terms of this Note. This Note may be Authenticated, Stored and Transmitted by Electronic Means (as defined below), and will be valid for all legal purposes, as set forth in the Uniform Electronic Transactions Act, as enacted in California (“UETA”), the Electronic Signatures in Global and National Commerce Act (“E-SIGN”), or both, as applicable. In addition, this Note will be an effective, enforceable and valid Transferable Record (as defined below) and may be created, authenticated, stored, transmitted and transferred in a manner consistent with and permitted by the Transferable Records sections of UETA or E-SIGN.

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b.             Holder Registry. The identity of the Lender and any person to whom this Note is later transferred will be recorded in a registry maintained by or on behalf of the Company or in another registry to which the records are later transferred (the “Lender Registry”). After issuance of this Note, but prior to registration of this Note in the Lender Registry, the authoritative copy of this Note will be the copy identified by the Lender. If this Note has been registered in the Lender Registry, then the authoritative copy will be the copy identified by the Lender of record in the Lender Registry. The current identity of the Lender and the location of the authoritative copy, as reflected in the Lender Registry, will be available from the Lender. The only copy of this Note that is the authoritative copy is the copy that is within the control of the person identified as the Lender in the Lender Registry (or that person’s designee). No other copy of this Note may be the authoritative copy.

c.             Counterparts. This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.           Covenants.

a.             Further Assurances. The Company and Lender shall execute, acknowledge and deliver, or cause to be executed, acknowledged or delivered, any and all such further assurances and other agreements or instruments, and take or cause to be taken all such other action, as shall be reasonably necessary from time to time to give full effect to this Note and the obligations hereunder.

b.             Maintenance of Existence. While this Note is outstanding, the Company shall preserve, renew and maintain in full force and effect its corporate or organizational existence and take all reasonable action to maintain all rights and privileges necessary or desirable in the ordinary course of business except as would not have a material adverse effect. While this Note is outstanding, the Company shall not, without obtaining the prior written consent of Arrowroot, liquidate, dissolve or wind-up the business and affairs of the Company.

10.         Tax Treatment. The Company and the Lender intend that this Note, upon issuance, be treated as stock of the Company for U.S. federal income tax purposes. The Company and the Lender agree to not take any position inconsistent with the foregoing intended tax characterization of this Note on any tax return, in any administrative or judicial proceeding relating to taxes, or otherwise, unless required by a final determination of the Internal Revenue Service or other applicable income tax authority.

11.         Withholding. Notwithstanding anything to the contrary herein, the Company and any other applicable withholding agent shall be entitled to deduct and withhold from any amount payable pursuant to this Note such taxes that are required to be deducted or withheld from such amount under any applicable tax law. To the extent that any taxes are so deducted or withheld, such taxes shall be (a) timely remitted to the appropriate tax authority and (b) if so remitted, treated for all purposes of this Note as having been paid to the Person in respect of which such deduction or withholding was made.

12.         Defined Terms.

a.             “Affiliate” means with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with that Person. For purposes of this definition, “control” (including the terms “controlling” and “controlled”) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of equity interests, by contract or otherwise.

b.             “Arrowroot” means Arrowroot Capital IV, L.P., a Delaware limited partnership.

c.             “Authenticated, Stored and Transmitted by Electronic Means” means that this Note will be identified as the Note that the Company signed, saved, and sent using electrical, digital, wireless, or similar technology.

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d.             “de-SPAC Transaction” means a business combination (in the form of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) of the Company with a blank check company listed on the New York Stock Exchange, Nasdaq or other nationally recognized securities exchange and formed for the purpose of effecting a business combination (in the form of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) (such entity, a “SPAC”).

e.             “Electronic Record” means a record created, generated, sent, communicated, received, or stored by electronic means.

f.              “Electronic Signature” means an electronic symbol or process attached to or logically associated with a record and executed or adopted by a person with the intent to sign a record.

g.             “Equity Financing” means the first closing following the date of the Purchase Agreement in which the Company issues and sells shares of its capital stock to investors for bona fide capital raising purposes.

h.             “Equity Financing Agreements” means the agreements executed and delivered by cash investors in an Equity Financing.

i.              “Equity Price” means the lowest price at which a single share of the Equity Securities is sold to cash investors in the initial closing of the Equity Financing.

j.              “Equity Securities” means capital stock of the Company, including any class or series of common stock or preferred stock of the Company, that is issued and sold to cash investors in the Equity Financing.

k.             “Investment Amount” means the dollar amount committed by a given Lender and set forth opposite such Lender’s name on the Schedule of Lenders attached as Exhibit A to the Purchase Agreement.

l.              “Liquidation Event” means any of the following events, unless Arrowroot elects otherwise on behalf of all Lenders:

i.            a merger or consolidation in which (A) the Company is a constituent party or (B) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

ii.           (A) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (B) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except in each case of clauses (A) or (B), where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company; or

iii.          a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

m.            “Maturity Date” means the date that is thirty (30) months after the Initial Closing Date.

n.             “Person” means an individual, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, business trust, association, joint stock company, governmental authority, unincorporated organization, or other legal entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person as the context may require.

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o.             “Qualified de-SPAC Transaction” shall mean a de-SPAC Transaction sponsored by Arrowroot or an Affiliate thereof.

p.             “Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

q.             “SPAC Shares” means common stock of a SPAC issued or otherwise paid to the Company’s equityholders in connection with a de-SPAC Transaction.

r.              “Transferable Record” means an electronic Record that: (A) would be a note under Article 3 of the Uniform Commercial Code if the electronic record were in writing and (B) the Company, as the issuer, has agreed is a Transferable Record.

(Remainder of Page Intentionally Left Blank; Signature Pages Follow)

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first written above.

ILEARNINGENGINES INC.
By:
Name:	Harish Chidambaran
Title:	Chief Executive Officer

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ACCEPTED AND AGREED: LENDER:

[_______]

By:
Name:
Title:

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Annex J

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (this “Agreement”) is made as of [•], 2023 by and among Arrowroot Acquisition Corp., a Delaware corporation (the “Company”), iLearningEngines, Inc., a Delaware corporation (“iLearningEngines”), each of the persons listed on the signature pages hereto (each, a “Securityholder” and collectively, the “Securityholders”), and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement (together with the Securityholders, each a “Holder” and, collectively, the “Holders”).

RECITALS

WHEREAS, on [•], 2023, the Company entered into that certain Agreement and Plan of Merger and Reorganization (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, iLearningEngines, and ARAC Merger Sub, Inc., a Delaware corporation, pursuant to which, among other things, on the date hereof, the Company issued to the former equity holders of iLearningEngines, in consideration of the iLearningEngines securities held by them, shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), in connection with the Closing (as defined herein) of the transactions contemplated by the Merger Agreement (the “Business Combination”);

WHEREAS, the Company, Arrowroot Acquisition LLC, a Delaware limited liability company (“Sponsor”), and certain Arrowroot Insiders (as defined below) are parties to that certain Registration Rights Agreement, dated as of March 4, 2021 (the “Original Registration Rights Agreement”);

WHEREAS, pursuant to the Merger Agreement, the Company and the Sponsor have agreed to amend and restate the Original Registration Rights Agreement pursuant to the terms hereof in order to provide certain registration rights to the Securityholders and other Holders, as set forth in this Agreement; and

WHEREAS, pursuant to Section 5.5 of the Original Registration Rights Agreement, the provisions, covenants, and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders, as defined in the Original Registration Rights Agreement (the “Original Holders”), of a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) at the time in question, and the Sponsor and/or its Permitted Transferees (as defined in the Original Registration Rights Agreement) holds all of the Registrable Securities as of the date hereof; and

WHEREAS, in connection with the Closing, the Company, the Holders and the Original Holders desire to amend and restate the Original Registration Rights Agreement in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders and the Original Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The defined terms used herein but not otherwise defined shall have the respective meanings ascribed to them in the Merger Agreement. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

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“Affiliate” shall mean, with respect to any specified Holder, any person or entity who directly or indirectly, controls, is controlled by or is under common control with such Holder, including, without limitation, any general partner, managing member, officer, director or trustee of such Holder, or any investment fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Holder.

“Agreement” shall have the meaning given in the Preamble hereto.

“Arrowroot Insiders” shall mean the persons listed on the signature pages hereto under the caption “Arrowroot Insiders”.

“Block Trade” shall mean a registered offering and/or sale of Registrable Securities by any Holder on a coordinated or underwritten basis commonly known as a “block trade” (whether firm commitment or otherwise) not involving a roadshow or other substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals.

“Business Day” shall mean any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” shall mean (a) any publicly-available written guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (b) the Securities Act and the rules and regulations thereunder.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall have the meaning given in subsection 2.2.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” shall have the meaning given in subsection 2.1.1.

“Form S-3” shall have the meaning given in subsection 2.1.3.

“Founder Shares” shall mean the shares of Common Stock issued to the Sponsor and the Arrowroot Insiders prior to Arrowroot’s initial public offering.

“Holders” shall have the meaning given in the Preamble hereto for so long as such person or entity holds any Registrable Securities.

“iLearningEngines Insiders” shall mean the persons listed on the signature pages hereto under the caption “iLearningEngines Insiders”.

“Insiders” shall mean, collectively, the Sponsor, Arrowroot Insiders, and iLearningEngines Insiders.

“Lockup Period” shall (i) with respect to the iLearningEngines Insiders, have the meaning ascribed to such term in the Amended and Restated Bylaws of the Company and (ii) with respect to the Sponsor and the Arrowroot Insiders, mean the Founder Shares Lockup Period as such term is defined in that certain letter agreement, dated as of March 4, 2021, by and among the Company, Sponsor, the Arrowroot Insiders and the other parties thereto.

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“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal.

“Permitted Transfers” shall mean Transfers to each of the following (each of which shall be considered a “Permitted Transferee”): (a) to the Company’s officers or directors, any Affiliate or family member of any of the Company’s officers or directors, (b) in the case of an entity, to such Holder’s Affiliates, members, stockholders, partners or other equity holders, or any of their Affiliates, (c) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) by virtue of the laws of the State of Delaware; (g) if the Holder is an entity, by virtue of the Holder’s organizational agreement upon dissolution of the Holder; or (h) in the event of the Company’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date; provided, however, that in the case of clauses (a) through (g), these Permitted Transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Private Placement Lockup Period” shall mean, with respect to Private Placement Warrants that are held by the Sponsor or its Permitted Transferees (including the Common Stock issuable upon the exercise of such Warrants), the period ending 30 days after the Closing.

“Private Placement Warrants” shall mean the warrants of the Company issued to the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement dated as of March 1, 2021.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean, following the Closing, (a) the Founder Shares, (b) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of such Warrants), (c) the shares of Common Stock issued to the iLearningEngines Insiders pursuant to the Merger Agreement held by a Holder (including shares of Common Stock issued at the Closing and shares of Common Stock issued upon satisfaction of the earnout conditions set forth in the Merger Agreement), (d) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement to the extent such securities are “restricted securities” or are held by an “affiliate” (each as defined in Rule 144 under the Securities Act), (e) any shares of Common Stock issued upon conversion of those certain Company Convertible Promissory Notes issuable from time to time pursuant to that certain Convertible Note Purchase Agreement, dated as of [•], 2023, and (f) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization or similar transaction; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered to the Holder by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be

Annex J-3

outstanding; (D) such securities may be sold, transferred, disposed of or exchanged without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or Underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement, Prospectus, or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the documented out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration, listing and filing fees (including the reasonable and documented fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(b) the reasonable and documented fees and expenses of compliance with securities or blue sky laws, if any (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) reasonable fees and expenses of one (1) legal counsel (not to exceed $50,000 in the aggregate for each Registration without prior approval of the Company) selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration in the form of an Underwritten Offering or Other Coordinated Offering.

“Registration Statement” shall mean a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Removed Shares” shall have the meaning given in Section 2.4.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning set forth in the recitals.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean an offering in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrants” shall mean the Company’s warrants, each whole warrant exercisable for one share of Common Stock at an initial exercise price of $11.50 per share[, beginning thirty (30) days after the Closing Date].

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ARTICLE II
REGISTRATIONS

2.1 Post-Closing Registration.

2.1.1 Filing. As soon as practicable after the Closing Date, but in any event within thirty (30) calendar days after the Closing Date, the Company shall submit to or file with the Commission a Registration Statement to permit the public resale of all the Registrable Securities on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this Section 2.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in any event no later than sixty (60) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, the Company shall have the Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. If the Effectiveness Deadline falls on a Saturday, Sunday, or other day that the Commission is closed for business, the relevant deadlines shall be extended to the next Business Day on which the Commission is open for business; provided, however, that if the Commission is closed for operations due to a government shutdown, such deadlines shall be extended by the same number of Business Days that the Commission remains closed for. The Registration Statement filed with the Commission pursuant to this Section 2.1 shall be on Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) covering such Registrable Securities, and shall contain a Prospectus in such form as to permit the Holders to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.1 shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. As soon as practicable following the effective date of a Registration Statement filed pursuant to this Section 2.1, but in any event within three (3) Business Days of such date, the Company shall notify the Holders named therein of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference, if any) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made). The Company’s obligations under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Obligation to Keep Effective. The Company shall maintain the Form S-1 filed pursuant to Section 2.1.1 in accordance with the terms thereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep the Form S-1 continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein, and in compliance with the provisions of the Securities Act until such time as all such Registrable Securities included therein have ceased to be Registrable Securities.

2.1.3 Subsequent Registration Statement. If the Form S-1 ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Form S-1 to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Form S-1), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Form S-1 in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Form S-1 or file an additional Registration Statement (a “Subsequent Registration Statement”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under

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the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as all such Registrable Securities included therein have ceased to be Registrable Securities. Any such Subsequent Registration Statement shall be on Form S-3 or any similar short-form registration statement that may be available at such time (“Form S-3”) to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.4 Conversion to Form S-3. The Company shall use its commercially reasonable efforts to convert a Form S-1 into a Form S-3 as soon as practicable after the Closing after the Company is eligible to use Form S-3. The Company’s obligations under this subsection 2.1.4, shall, for the avoidance of doubt, be subject to Section 3.4.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.4 and Section 3.4, in the event that any Insider holds Registrable Securities that are not registered pursuant to Section 2.1, at any time and from time to time following the Closing, (a) the Sponsor, (b) Arrowroot Insiders holding a majority of the Registrable Securities then held by the Arrowroot Insiders, or (c) the iLearningEngines Insiders holding a majority of the Registrable Securities then held by the iLearningEngines Insiders (individually, a “Demanding Holder,” collectively, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to such Demand Registration (each such Holder that wishes to include all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) Business Days after the receipt by such Requesting Holder of the Demand Registration notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration Statement pursuant to such Demand Registration and the Company shall effect, as soon thereafter as practicable, but in no event more than thirty (30) calendar days after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than (i) an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.2.1 in the aggregate on behalf of the Sponsor and the Arrowroot Insiders and (ii) an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.2.1 on behalf of the iLearningEngines Insiders, and the Company shall not be obligated to participate in more than an aggregate of four (4) Demand Registrations in any twelve-month period.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission, in accordance with Section 3.1 of this Agreement and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Demand Registration shall be deemed not to have been declared effective, unless and until, (x) such stop order or injunction is removed, rescinded or otherwise terminated, and (y) within five (5) days of the removal or termination of such stop order a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Demand Registration and accordingly notify the Company in writing of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

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2.2.3 Underwritten Offering. Following the expiration of the Lockup Period and the Private Placement Lockup Period, as applicable, a majority in interest of the iLearningEngines Insiders, a majority in interest of the holders of Founder Shares or a majority in interest of the holders of Private Placement Warrants (or underlying securities), respectively, may, subject to the provisions of subsection 2.2.4 and Section 3.4 hereof, advise the Company as part of a Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, including a Block Trade or Other Coordinated Offering, provided, that the Company shall only be obligated to effect an Underwritten Offering if the aggregate gross proceeds of the Registrable Securities proposed to be sold by the Demanding Holders in such Underwritten Offering, either individually or together with other Demanding Holders, is reasonably expected to exceed $10,000,000. The right of such Demanding Holders or Requesting Holder(s) (if any) to include their Registrable Securities in such Underwritten Offering shall be conditioned upon such Demanding Holders’ or Requesting Holder(s)’ (if any) participation in such Underwritten Offering. The Company and all such Demanding Holders or Requesting Holder(s) (if any) proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form, which underwriting agreement shall be reasonably acceptable to the Company, with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration with the written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned). Under no circumstances shall the Company be obligated to effect more than (i) an aggregate of three (3) Underwritten Offerings at the demand of the Sponsor and the Arrowroot Insiders and (ii) an aggregate of three (3) Underwritten Offerings at the demand of the iLearningEngines Insiders, which for the avoidance of doubt would count as a demand registration under Subsection 2.2.1; provided, that if an Underwritten Offering is commenced but terminated prior to the pricing thereof for any reason, such Underwritten Offering will not be counted as an Underwritten Offering pursuant to this Section 2.2.3.

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holder(s) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holder(s) (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any person other than the Holder of Registrable Securities who desires to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holder(s) (if any) have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii), and (iii) the shares of Common Stock or other equity securities of persons other than Holders of Registrable Securities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration, pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of

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their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If at any time after the Closing the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Sections 2.1 and 2.2 hereof) on a form that would permit registration of Registrable Securities, other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade, (vi) an Other Coordinated Offering, or (vii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, or, in the case of an Underwritten Offering, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice; provided, that, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within three (3) Business Days after delivery of any such notice by the Company (such Registration a “Piggyback Registration”); provided, further, that if the Company has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of the Common Stock in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), the Company shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.3.2. Subject to Section 2.3.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in such Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form, which form shall be reasonably acceptable to the Company, with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in such Piggyback Registration in writing that the dollar amount or number of the shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to subsection 2.3.1 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of persons other than the Holders of Registrable Securities, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders

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exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of persons other than Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with persons other than Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities.

(c) If the Registration and Underwritten Offering is pursuant to a request be Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration securities in the priority set forth in subsection 2.2.4.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.2.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, with respect to a Piggyback Registration pursuant to an Underwritten Offering, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than subsection 2.2.5), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2.1 hereof.

2.3.5 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a Lockup) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such Lockup agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary Lockup agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

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2.4 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, that the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires any Insider to be named as an “underwriter,” the Company shall promptly notify each Holder of Registrable Securities thereof (or in the case of the Commission requiring an Insider to be named as an “underwriter,” the Insider) and the Company will use commercially reasonable efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 under the Securities Act. In the event that the Commission refuses to alter its position, the Company shall (a) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (b) agree to such restrictions and limitations on the registration and resale of such portion of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415 under the Securities Act; provided, however, that the Company shall not agree to name any Insider as an “underwriter” in such Registration Statement without the prior written consent of such Insider and, if the Commission requires such Insider to be named as an “underwriter” in such Registration Statement, notwithstanding any provision in this Agreement to the contrary, the Company shall not be under any obligation to include any Registrable Securities of such Insider in such Registration Statement. In the event of a share removal pursuant to this Section 2.4, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of any Holders pursuant to this Section 2.4 shall first be applied to Holders other than the Insiders with securities registered for resale under the applicable Registration Statement and thereafter allocated between the Insiders on a pro rata basis based on the aggregate amount of Registrable Securities held by the Insiders. In the event of a share removal of the Holders pursuant to this Section 2.4, the Company shall promptly register the resale of any Removed Shares and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed be counted as a Demand Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 under the Securities Act on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 3.4 hereof.

2.5 Block Trades; Other Coordinated Offerings. Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time after the Closing when an effective shelf Registration Statement is on file with the Commission, if any Demanding Holders desire to effect a Block Trade or an Other Coordinated Offering, wherein each case the anticipated aggregate gross proceeds is reasonably expected to exceed $5,000,000, then notwithstanding any other time periods in this Article II, such Demanding Holders shall provide written notice to the Company at least five (5) Business Days prior to the date such Block Trade or Other Coordinated Offering will commence. The Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering, provided that the Demanding Holders requesting such Block Trade or Other Coordinated Offering shall use their reasonable best efforts to work with the Company and the Underwriter(s), brokers, sales agents, or placement agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and any related due diligence and comfort procedures. In the event of a Block Trade or Other Coordinated Offering, and after consultation with the Company, the Demanding Holders and the Requesting Holder(s) (if any) shall determine the Maximum Number of Securities, the Underwriter or Underwriters (which shall consist of one or more reputable nationally recognized investment banks) and share price of such offering. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a notice of such Demanding Holders’ intent to withdraw from such Block Trade or Other Coordinated Offering to the Company, the Underwriter(s) and any brokers, sales agents or placement agents (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.5. Each of (i) the Sponsor and Arrowroot Insiders (taken together) and (ii) the iLearningEngines Insiders (taken together) may demand no more than an aggregate of two Block Trades and Other Coordinated Offerings pursuant to this Section 2.5 in any twelve (12) month period.

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ARTICLE III
COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective pursuant to the terms of this Agreement until all Registrable Securities covered by such Registration Statement have been sold in accordance with the intended plan of distribution of such Registrable Securities or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and one such Holders’ legal counsel selected by the majority-in-interest of such Holders, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement, the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

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3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or the Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and use its commercially reasonable efforts to cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided, further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law; except (i) as required by federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the Commission or other regulatory agency or under the regulations of any national securities exchange on which securities of the Company are listed, in which case of clause (i) or (ii) the Company shall provide such Holder or Underwriter with prior written notice of such disclosure and shall use its commercially reasonable efforts to consult with such Holder or Underwriter prior to making such disclosure; provided, that such Holder or Underwriter shall promptly provide any information requested by the Company for any regulatory application or filing made or approval sought in connection with the Registration;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holder(s), the placement agent(s) or sales agent(s), if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holder(s), the placement agent(s) or sales agent(s), if any, and the Underwriter(s), if any, may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, on terms agreed to by the Company, with the managing Underwriter(s) or the broker, placement agent or sales agent of such offering or sale;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the

Annex J-12

Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which requirement will be deemed satisfied if the Company timely files Forms 10-Q, 10-K, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.2.3, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent, or placement agent if such Underwriter, broker, sales agent, or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent, or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with the information requested by the Company, after written notice to such Holder the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus to comply with relevant disclosure requirements under the federal securities laws, rules and regulations and such Holder continues thereafter to withhold such information. In addition, no person may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements, as approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, Lockup agreements, underwriting agreement or other agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Deferrals.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. Subject to subsection 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration (including in connection with an Underwritten Offering) at any time (i) would require the Company to make an Adverse Disclosure, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, (iii) in the good faith judgment of the majority of the Board, would be seriously detrimental to the Company and the majority of the Board concludes, as a result, that it is essential to defer such filing, initial effectiveness or continued use at such time, or (iv) if the majority of the Board, in its good faith judgment, determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with Commission Guidance or related accounting, disclosure or other matters, then the Company shall have the right, upon giving prompt written notice of such action to the Holders, to delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (including in connection with an Underwritten Offering) for the shortest period of time, but in no event more than forty five (45) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to

Annex J-13

suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holders receive written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.2 Subject to subsection 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration Statement and provided that the Company continues to employ its commercially reasonable best efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to Section 2.2.3, any Holders have requested an Underwritten Offering, and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such Underwritten Offering, the Company may, upon giving written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.2.3 or Section 2.5.

3.4.3 The Company shall have the right to defer any Demand Registration for up to thirty (30) consecutive days and any Piggyback Registration for such period as may be applicable to deferment of the Registration Statement to which the Piggyback Registration relates, in each case if the Company furnishes to the Holders a certificate signed by the Chief Executive Officer or principal financial officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company for such Registration Statement to be filed at such time.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than three (3) occasions for not more than forty-five (45) consecutive calendar days on each occasion, or not more than one hundred twenty (120) total calendar days, each in any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings (the delivery of which will be satisfied and which shall be deemed to have been furnished or delivered by the Company’s filing of such reports on EDGAR). The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Restrictive Legend Removal. In connection with a registration pursuant to Sections 2.1, 2.2 or 2.3, upon the request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Registrable Securities restricting further transfer (or any similar restriction in book entry positions of such Holder), and cause the Company’s counsel to issue an opinion to the Company’s transfer agent in connection therewith, if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof securities without such restrictions to the Holder upon, as applicable, surrender of any certificates or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s Registrable Securities transferred into a book entry position at The Depository Trust Company, in each case, subject to delivery of customer documentation, including any documentation required by such restrictive legend or book entry notation.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including

Annex J-14

reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained, or incorporated by reference in accordance with the requirements of Form S-1 or Form S-3, in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), its or their officers, directors and each person who controls such Underwriter(s) (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld); provided, that (x) if the indemnifying party fails to take reasonable steps to defend diligently the action or proceeding within twenty (20) days after receiving notice from the indemnified party, (y) if such indemnified party who is a defendant in any action or proceeding that is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal defenses available to such indemnified party that are not available to the indemnifying party, or (x) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then the indemnified party shall have the right to assume or continue its own defense and the indemnifying party shall be liable for any expenses therefor. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

Annex J-15

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or documented out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices or communications, on the third Business Day following the date on which it is mailed and, in the case of notices or communications delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: iLearningEngines, Inc., [•], Attention: [•], Email: [•], and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section  5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Following the expiration of the Lockup Period or the Private Placement Lockup Period, as applicable, the rights granted to a Holder by the Company hereunder may be transferred or assigned (but only with all related obligations) by a Holder only to a Permitted Transferee of such Holder; provided, that (x) such transfer or assignment of Registrable Securities is effected in accordance with applicable securities laws (subject to reasonable verification by the Company), (y) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred and (z) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

Annex J-16

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement in substantially the form set forth in Exhibit A to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue; Waiver of Jury Trial. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.5 Specific Performance. Each party hereto recognizes and affirms that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching party would have no adequate remedy at law) and the non-breaching party would be irreparably damaged. Accordingly, each party hereto agrees that each other party hereof shall be entitled to specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any proceeding, in addition to any other remedy to which such person may be entitled.

5.6 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.7 Interpretation. The headings and captions used in this Agreement have been inserted for convenience of reference only and do not modify, define or limit any of the terms or provisions hereof.

5.8 Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

5.9 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the total Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay

Annex J-17

on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.10 Other Registration Rights. Other than (i) the Holders who have registration rights with respect to Common Stock pursuant to the [Forward Purchase Agreement, dated as of [•], 2023, between the Company and the other parties thereto] and (ii) as provided in the Warrant Agreement, dated as of February 18, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.11 Term. This Agreement shall terminate upon the earliest of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)); provided, that with respect to any Holder, this Agreement shall terminate on the date such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Page Follows]

Annex J-18

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first written above.

COMPANY:
ARROWROOT ACQUISITION CORP.
By:
Name:
Title:

Annex J-19

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first written above.

SPONSOR:
ARROWROOT ACQUISITION, LLC
By:
Name:
Title:

Annex J-20

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first written above.

ARROWROOT INSIDERS:

[•]
Address:

[•]
Address:

[•]
Address:

[•]
Address:

[•]
Address:

[•]
Address:

Annex J-21

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first written above.

ILEARNINGENGINES:
ILEARNINGENGINES, INC.
By:
Name:
Title:
Address:

Annex J-22

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first written above.

ILEARNINGENGINES INSIDERS:

[•]
Address:

[•]
Address:

[•]
Address:

[•]
Address:

[•]
Address:

[•]
Address:

Annex J-23

EXHIBIT A

JOINDER

JOINDER

The undersigned is executing and delivering this joinder (“Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2023 (as the same may hereafter be amended, the “Agreement”), by and among Arrowroot Acquisition Corp., a Delaware corporation (now known as [•], the “Company”) and the other persons named as parties therein.

By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Agreement as a Holder in the same manner as if the undersigned were an original signatory to the Agreement, and the undersigned’s [NUMBER OF SECURITIES] of [TYPE OF SECURITIES] shall be included as Registrable Securities under the Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the [•] day of [•], [•].

[•]

Signature of Stockholder
[Print Name of Stockholder]
Address:
Agreed and Accepted as of:
[•]

By:
Its:

Exhibit A to Registration Rights Agreement

Annex J-24

Annex K

FORWARD PURCHASE AGREEMENT

Date:	April 26, 2023
To:	Arrowroot Acquisition Corp., a Delaware corporation (“ARRW”) and iLearningEngines Inc. (the “Target”).
Address:	4553 Glencoe Ave, Suite 200 Marina Del Rey, CA 90292
From:	Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“Seller”)
Re:	OTC Equity Prepaid Forward Transaction (the “Transaction”)

The purpose of this agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Seller and ARRW and, solely with respect to the Section titled “Break-up Fees”, Target, on the Trade Date specified below. The term “Counterparty” refers to Arrowroot Acquisition Corp. Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice, constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notice, evidences a complete binding agreement between Seller, Target and Counterparty as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) this Confirmation (including the Pricing Date Notice); (ii) the Equity Definitions; (iii) the Swap Definitions; and (iv) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if Seller, Target and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date.

Annex K-1

The terms of the particular Transaction to which this Confirmation relates are as follows, and capitalized terms, as used herein and to the extent not otherwise defined, shall have as their definitions the applicable terms described below:

General Terms

Type of Transaction:	Share Forward Transaction
Trade Date:	April 26, 2023
Pricing Date:	The date specified in the Pricing Date Notice.
Effective Date:	One (1) Settlement Cycle following the Pricing Date.
Valuation Date:

The earliest to occur of (a) the date that is one year after the closing of the Merger as defined, and pursuant to, the Agreement and Plan of Merger and Reorganization, dated on or about April 27, 2023 (the “Merger Agreement” and such Merger, the “Business Combination”) by and among the Counterparty, ARAC Merger Sub, Inc., and iLearningEngines, Inc. (the “Target”) (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (not earlier than the day such notice is effective) after the occurrence of any of a (x) Seller VWAP Trigger Event or (y) a Delisting Event (in each case the “Maturity Date”).

Seller VWAP Trigger Event

An event that occurs if the VWAP Price for any Exchange Business Day is below $2.00 per Share for any 10 Exchange Business Days during a 30 consecutive Exchange Business Day period after the Effective Date.

VWAP Price:

For any Exchange Business Day, the volume weighted average price per Share for such day as reported on the relevant Bloomberg Screen “ARRW US <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such trading day for any reason or is erroneous, the VWAP Price shall be as reasonably determined by the Calculation Agent.

Pricing Date Notice:

Seller shall deliver to Counterparty the Pricing Date Notice no later than one (1) Exchange Business Day following the closing of the Business Combination. The Pricing Date Notice shall include the Number of Shares subject to this Confirmation.

Seller:	Seller.
Buyer:	Counterparty, which shall be renamed iLearningEngines, following the closing of Business Combination.
Shares:

The Class A ordinary shares, par value $0.0001 per share, of Arrowroot Acquisition Corp. a Delaware corporation (Ticker: “ARRW”), which shall have  renamed following the Business Combination, iLearning Engines.

Number of Shares:

The sum of (a) the number of Shares owned by Seller on the day prior to the close of the Business Combination (the “Public Shares”), and (b) the number of Private Shares (as defined below), as specified in the Pricing Date Notice, but together in no event more than the Maximum Number of Shares (the “Shares”). The Number of Shares is subject to reduction as described under “Optional Early Termination”.

Maximum Number of Shares:	2,500,000 Shares.
Private Shares:

Contingent on the Closing of the Business Combination, subject to final documentation, Seller will purchase a number of shares up to the Maximum Number of Shares less the Public Shares from the Counterparty for the Redemption Price per share (“Private Shares”). The purchase of the Private Shares will close promptly after the closing of the Business Combination.

Annex K-2

Post Business Combination Registration:

Within thirty (30) calendar days after the Effective Date, Counterparty shall file (at Counterparty’s sole cost and expense) with the Securities Exchange (the “Commission”) a registration statement registering the resale of all shares held by the Seller and its affiliates, including without limitation the Public Shares (the “Registration Statement”), and seek to have the Registration Statement declared effective (the “Registration Statement Effective Date”) as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or 105th calendar day if the Commission notifies the Counterparty that it will review the Registration Statement) following such closing and (ii) the 5th Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be reviewed or will not be subject to further review. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within five (5) Scheduled Trading Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act. In no event shall Seller be identified as a statutory underwriter in the Pre BC Registration Statement unless requested by the Commission. If the Commission requests that Seller be named an underwriter, Seller may elect to be excluded from the Pre-BC Registration Statement (in which case Counterparty will have no further obligations under this paragraph). The Counterparty will use its good faith and commercially reasonable efforts to keep the Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to four per year and for a total of up to 60 calendar days (and not more than 30 calendar days in an occurrence) if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial. Counterparty agrees to promptly notify Seller of any such blackout determination) until the earlier of (a) the Maturity Date or (b) the date on which all such shares have been sold or may be transferred without any restrictions including volume limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings and submissions in furtherance of the foregoing. The Seller may, at its sole discretion, accelerate the Maturity Date (and payment of the Additional Cash Payment, if any) at any time if (a) the Registration Statement covering all of the shares described above in this section is not declared effective after the 60th calendar day (or 105th calendar day if the Commission notifies the Counterparty that it will review the Registration Statement) after its filing or (b) the Registration Statement after it is declared effective by the Commission ceases to be continuously effective (subject to the blackout periods as indicated above). If requested by Seller in writing, the Counterparty shall remove or instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by Seller if (1) upon the resale by Seller of the Shares pursuant to, and in accordance with, the Registration Statement provided that the Registration Statements is and continues to be effective under the Securities Act, (2) such Shares have been sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Shares are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Shares and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other customary documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, Counterparty’s counsel or otherwise) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Exchange Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Shares and make a new, unlegended book entry for the Shares.

Annex K-3

Initial Price:	The redemption price at the closing of the Business Combination as calculated in the organizational/constitutive documents of the Counterparty (the “Redemption Price”) plus $0.60 per Share.
Prepayment:

Applicable; provided that, Counterparty shall pay to the Seller the Prepayment Amount, and such payment shall be made (i) with respect to the Public Shares, directly from the Counterparty’s Trust Account maintained by Continental Stock Transfer & Trust Company holding the net proceeds of the sale of the units in Counterparty’s initial public offering (the “Trust Account”) and (ii) with respect to the Private Shares, by the Seller on behalf of the Counterparty, no later than the Prepayment Date. Counterparty shall provide notice to Counterparty’s transfer agent of the entrance into this Confirmation no later than one (1) Local Business Day following the date hereof, with copy to Seller. Counterparty shall also provide to Seller a draft of the flow of funds from the Trust Account prior to the closing of the Business Combination itemizing the Prepayment Amount due to Seller.

Prepayment Amount:

After the close of the Business Combination (and subject to the liquidation of the trust account and distribution of such amounts immediately prior to the closing), the Counterparty will pay an amount equal to the sum of (x) the Public Shares multiplied by the Redemption Price, and (y) the proceeds of the Private Shares purchased by the Seller (collectively, the “Prepayment Amount”), to the Seller.  The Prepayment Amount will be credited towards any payment obligations of the Buyer to the Seller hereunder or pursuant to the ISDA Form, other than Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification.”

Prepayment Date:

Subject to Counterparty receiving the Pricing Date Notice, the earlier of (a) one (1) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed following the Business Combination.

Variable Obligation:	Not applicable.
Exchange(s):	The Nasdaq Global Market (“Nasdaq”).
Related Exchange(s):	All Exchanges.
Reimbursement of Legal Fees:

On the Prepayment Date, Counterparty shall pay to Seller an amount equal to the reasonable and documented attorney fees and expenses incurred by Seller or its affiliates in connection with this Transaction in an amount not to exceed $25,000.

Break-up Fees:

A break-up fee equal to $300,000 (“Break-up Fee”) shall be payable, jointly and severally, by the Counterparty and the Target to the Seller in the event this Confirmation or the Transaction is terminated by either the Counterparty or the Target; provided that, such Break-up Fee shall not be applicable if any OET Notice is delivered by Seller. Notwithstanding any other provision, clause or proviso of this Confirmation, this Transaction, including the Confirmation, may not be terminated by Counterparty or Target after the redemption deadline for ARRW’s shareholders in connection with the Business Combination. The Breakup Fee will be payable in lieu of any other amount due and payable to Seller as a result of the occurrence of an Early Termination Date under the ISDA Form (other than Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification).

Annex K-4

Settlement Terms

Settlement Method Election:	Not Applicable.
Settlement Method:	Physical Settlement.
Settlement Currency:	USD.
Settlement Date:	Two (2) Exchange Business Days following the Valuation Date.
Excess Dividend Amount	Ex Amount.
Optional Early Termination:

From time to time and on any Exchange Business Day following the Business Combination (any such date, an “OET Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion and subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), elect optional early termination of the Transaction in whole or in part so long as Seller provides written notice to Counterparty (the “OET Notice”).  The OET Notice shall specify the (i) OET Date (which shall be the date that the OET Notice is delivered to the Counterparty) and  (ii) quantity of Shares by which the Number of Shares is to be reduced as of the OET Date (such quantity, the “Terminated Shares”); provided that, the number of  “Terminated Shares” in any OET Notice shall not less than 10,000 Shares (or, if less, the remainder of the Number of Shares for which an OET Notice has yet to be delivered by Seller). The effect of an OET Notice given shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date.  As of each OET Date, Counterparty shall be entitled to an amount from Seller, and the Seller shall pay to Counterparty an amount, equal to the product of (x) the number of Terminated Shares and (y) the Redemption Price  in respect of such OET Date (an “Early Termination Obligation”); provided that Seller shall pay certain of the Early Termination Obligation to the accounts and in the amounts as directed by Counterparty on the second Local Business Day immediately following the OET Date. The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Valuation Date, the remainder of the Transaction shall be settled in accordance with the other provisions of “Settlement Terms.” Seller shall pay to Counterparty any and all unsatisfied Early Termination Obligations, calculated as of the last day of each calendar month, on the first Local Business Day following such day; provided that Seller shall be under no obligation to settle an Early Termination Obligation set forth in an OET Notice prior to one (1) Local Business Day following the settlement of the Share sale(s) covered in such OET Notice.

Number of Shares to be Delivered:

On the Settlement Date, Buyer shall pay to Seller an additional amount in the Settlement Currency equal to (i) the Number of Shares minus the number of Terminated Shares multiplied by (ii) the Initial Price (such additional amount, the “Additional Cash Payment”); and Seller shall deliver to Buyer a number of Shares equal to the Number of Shares minus the Terminated Shares; provided that, (i) if the Prepayment Amount minus the aggregate of all Early Termination Obligations (the “Remaining Prepayment Amount”) is less than the Additional Cash Payment, the Buyer will pay the difference to the Seller on the Settlement Date but (ii) if the Remaining Prepayment Amount is greater than the Additional Cash Payment, the Seller will pay the difference to the Buyer on the Settlement Date.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Annex K-5

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Calculation Agent Adjustment.
Share-for-Other:	Cancellation and Payment.
Share-for-Combined:	Component Adjustment.
Tender Offer:

Applicable; provided, however, that (x) the definition of “Tender Offer” in Section 12.1 of the Equity Definitions will be amended by replacing “10%” with “20%”  and (y) Section 12.1(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof. Sections 12.1(e) and 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.
Share-for-Other:	Calculation Agent Adjustment.
Share-for-Combined:	Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.
Nationalization, Insolvency or Delisting:

Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

(a) Change in Law:

Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

(a) Failure to Deliver:	Not Applicable.
(b) Insolvency Filing:	Applicable.
(c) Hedging Disruption:	Not Applicable.
(d) Increased Cost of Hedging:	Not Applicable.
(e) Loss of Stock Borrow:	Not Applicable.

Annex K-6

(f) Increased Cost of Stock Borrow:	Not Applicable.
Determining Party:

For all applicable events, Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party.

Additional Provisions:

Calculation Agent:

Seller, unless (i) an Event of Default, Potential Event of Default or Additional Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any calculation or determination made (or the failure to make any calculation or determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such calculation or determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an Affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the third Business Day following the Business Day on which the Calculation Agent notifies the Disputing Party of any calculation or determination made (or of the failure to make any calculation or determination). Any calculation or determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent. If, after following the procedures and within the specified time frames set forth above, a binding calculation or determination is not achieved, the original calculation or determination of the Calculation Agent shall apply.

Non-Reliance:	Applicable.
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.

Annex K-7

Collateral Provisions:

Grant of Security Interest:	None.
Collateral:	None.
Securities Account:	None.
Securities Intermediary:	None.
Perfection:	None

Schedule Provisions:

Specified Entity:

In relation to both Seller and Counterparty for the purpose of:

Section 5(a)(v) of the ISDA Form, Not Applicable

Section 5(a)(vi) of the ISDA Form, Not Applicable

Section 5(a)(vii) of the ISDA Form, Not Applicable

Section 5(b)(v) of the ISDA Form, Not Applicable

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.
Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.
Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.
Termination Currency:	United States Dollars.
Additional Termination Events:

Will apply to Seller and to Counterparty and Seller and Counterparty shall each be the Affected Party. The occurrence of any of the following events shall constitute an Additional Termination Event:

(a) The Business Combination fails to close on or before the Outside Date (as defined in the Merger Agreement) (as such Outside Date may be amended or extended from time to time); and(b) The Merger Agreement is terminated prior to the closing of the Business Combination; and (c) If it is, or, as a consequence of a change in law, regulation or interpretation, it becomes or will become, unlawful for the Seller or the Counterparty to perform any of its obligations contemplated by the Transaction; and

Notwithstanding the foregoing, Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of either of the foregoing Additional Termination Events. Upon any termination that occurs following the closing of the Business Combination due to paragraph (c) above, Counterparty shall be obligated to promptly accept for redemption all of Seller’s Shares in exchange for the Redemption Price; provided that, any amount owed by Counterparty shall be reduced by any Prepayment Amount previously paid. Except as set forth in the immediately preceding sentence, in all other circumstances no further payments or deliveries shall be due by either Seller to Counterparty or Counterparty to Seller in respect of the Transaction, including without limitation in respect of any settlement amount, breakage costs or any amounts representing the future value of the Transaction, and neither party shall have any further obligation under the Transaction and, for the avoidance of doubt and without limitation, no payments will have accrued or be due under Sections 2, 6 or 11 of the ISDA Form. For the avoidance of doubt, Counterparty as referenced in this paragraph shall only mean ARRW, not the Target.

Governing Law:	New York law (without reference to choice of law doctrine).
Credit Support Document:	With respect to Seller and Counterparty, None.
Credit Support Provider:	With respect to Seller and Counterparty, None.

Annex K-8

Local Business Days:

Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.   Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.      Each of Counterparty and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)     Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)    Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)     Non-Public Information. It is in compliance with Section 10(b) under the Exchange Act.

(d)    Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § 1a(18)) and CFTC regulations (17 CFR § 1.3).

(e)     Tax Characterization. It shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization.

(f)     Private Placement. It (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(g)    Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)    Authorization. The Transaction has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

2.      Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)     Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(b)    Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (a) it has not violated and will not violate any relevant state law

Annex K-9

provision applicable to the acquisition or redemption by an issuer of its own securities and (b) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code).

(c)     Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)    No Distribution. Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.  For the avoidance of doubt, this paragraph does not apply to the distribution of securities by Counterparty in connection with the Business Combination.

(e)     SEC Documents. The Counterparty shall make reasonable best efforts to comply with the Commission’s Compliance and Disclosure Interpretation No. 166.01 (“Interpretation 166.01”) for all relevant disclosure in connection with this Confirmation and the Transaction and will not file with the Commission any Form 8-K, registration statements (including any post-effective amendment thereof), proxy statement, or other document that includes any disclosure regarding this Confirmation or the Transaction without providing such document to the Seller and reasonably considering any comments timely received by Counterparty from Seller, provided that, no document need be provided to Seller with respect to any subsequent disclosures that are substantially similar to prior disclosures by Counterparty that were reviewed by Seller.

3.      Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)     Regulatory Filings. It, together with each other person in the Seller Group (as defined in “Other Provisions” below), is in compliance with all material regulatory filings relating to the Counterparty and the Transaction. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 under the Exchange Act.

(b)    Shareholder Vote. Seller agrees to not vote any Shares it holds as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) if it would be in violation of Interpretation 166.01 to do so.

(c)     Shorting. Seller agrees not to effect any Short Sales in respect of the Shares prior to the earlier of (i) the Maturity Date and (ii) the cancellation of the Transaction. “Short Sales” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act.

(d)    Section 368(a) Reorganization Matters. There is no agreement or understanding pursuant to which Seller is or will be required to satisfy any of its obligations under this Confirmation by acquiring shares that were issued to the former securityholders of Target by Counterparty pursuant to the Merger Agreement (such shares, the “Merger Shares”), and Seller has no present plan or intention knowingly to do so.  To the extent that any of the Merger Shares are acquired by Seller, such acquisitions will be in open market purchases, in transactions to be privately negotiated in the future, or otherwise in a manner that is not in connection with the Business Combination.

Transactions by Seller in the Shares

(a)     Seller hereby waives the redemption rights (“Redemption Rights”) set forth in Counterparty’s memorandum and articles of association in connection with the Business Combination with respect to the Shares save for any redemption following the Additional Termination Events set out in the Additional Termination Event section above.

Annex K-10

(b)    No sale of Shares by Seller shall terminate all or any portion of this Confirmation (unless Seller issues an OET Notice within the deadlines contemplated in sections entitled Optional Early Termination above), and provided that Seller complies with all of its other obligations hereunder, nothing contained herein shall limit any of Seller’s purchases and sales of Shares.

No Arrangements

Seller and Counterparty each acknowledge and agree that: (i) there are no voting, hedging or settlement arrangements between Seller and Counterparty with respect to any Shares, other than those set forth herein; (ii) Counterparty will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (iii) Counterparty will not seek to influence Seller with respect to the voting of any Hedge Positions of Seller consisting of Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

POLAR MULTI-STRATEGY MASTER FUND

c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

With a mandatory copy to:

Polar Asset Management Partners Inc.

16 York Street, Suite 2900

Toronto, ON M5J 0E6

Attention: Legal Department, Ravi Bhat/Jillian Bruce

Notice to Counterparty:

Arrowroot Acquisition Corp.

4553 Glencoe Ave, Suite 200

Marina Del Rey, California 90292

Attention: Thomas Olivier

with copies to (which shall not constitute notice):

Goodwin Proctor LLP

620 Eighth Avenue

New York, NY 10018

Attention: John Servidio
Annex K-11

Notice to Target:

iLearningEngines, Inc.

6701 Democracy Blvd., Suite 300

Bethesda, MD 20817

Attention: Harish Chidambaran

Other Provisions.

(a)     Rule 10b5-1.

(i)     Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares. It is the intent of the parties that the Transaction comply with the requirements of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) and the parties agree that this Confirmation shall be interpreted to comply with the requirements of Rule 10b5-1(c).

(ii)    Counterparty acknowledges and agrees that (A) Counterparty does not have, and shall not attempt to exercise, any influence over how, when or whether Seller effects any purchases of Shares in connection with the Transaction, and (B) during the period beginning on (but excluding) the date of this Confirmation and ending on (and including) the Maturity Date, neither Counterparty nor its officers or employees shall, directly or indirectly, communicate any material nonpublic information regarding Counterparty or the Shares to Seller or its affiliates.

(iii)   Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification or waiver shall be made at any time at which Counterparty, or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)    [Reserved.]

(c)     Transfer or Assignment. The Seller shall not transfer or assign the rights and duties of the Seller under this Confirmation without the prior written consent of the Counterparty and the Target. The Counterparty and the Target shall not transfer or assign its rights or duties under this Confirmation without the prior written consent of the Seller. Notwithstanding anything to the contrary in this Confirmation, in the event of any assignment, transfer or designation of Seller’s rights, duties or obligations pursuant to this paragraph, (i) Counterparty will not be required to pay or deliver more, or receive less, under this Confirmation than it would be required to pay or deliver, as applicable, in the absence of such assignment, transfer or designation, and (ii) Seller shall cause the assignee, transferee or designee to make such representations and to provide such tax documentation as may be reasonably requested by Counterparty to make any necessary determinations pursuant to clause (i) of this sentence. If at any time following the closing of the Business Combination at which (A) the Section 16 Percentage exceeds 9.9%, or (B) the Share Amount exceeds the Applicable Share Limit (if any applies) (any such condition described in clause (A) or (B), an “Excess Ownership Position”), Seller is unable to effect a transfer or assignment of a portion of the Transaction to a third party on pricing terms reasonably acceptable to Seller and within a time period reasonably acceptable to Seller such that no Excess Ownership Position exists, then Seller may designate any Exchange Business Day as an Early Termination Date with respect to a portion of the Transaction (the “Terminated Portion”), such that following such partial termination no Excess Ownership Position exists. In the event that Seller so designates an Early Termination Date with respect to a portion of

Annex K-12

the Transaction, a portion of the Shares with respect to the Transaction shall be delivered to Counterparty as if the Early Termination Date was the Valuation Date in respect of a Transaction having terms identical to the Transaction and a Number of Shares equal to the number of Shares underlying the Terminated Portion. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, as determined by Seller, (A) the numerator of which is the number of Shares that Seller and each person subject to aggregation of Shares with Seller under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act) with Seller directly or indirectly beneficially own (as defined under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) (the “Seller Group” ) and (B) the denominator of which is the number of Shares outstanding.

The “Share Amount” as of any day is the number of Shares that Seller and any member of a Seller Group (the Seller or any member of a Seller Group, a “Seller Person”) under any law, rule, regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Seller in its sole discretion.

The “Applicable Share Limit” means a number of Shares equal to (A) the minimum number of Shares that could give rise to reporting or registration obligations or other requirements under Section 16 of the Exchange Act including obtaining prior approval from any person or entity) of a Seller Person, or could result in an adverse effect on a Seller Person, under any Applicable Restriction, as determined by Seller in its sole discretion, minus (B) 0.1% of the number of Shares outstanding.

(d)    Indemnification. Counterparty agrees to indemnify and hold harmless Seller, its affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but not including financial losses to an Indemnified Party relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Confirmation, the performance by Counterparty of its obligations under the Transaction, any breach of any covenant or representation made by Counterparty in this Confirmation or the ISDA Form, regulatory filings made by Counterparty related to the Transaction (other than as relates to any information provided by or on behalf of Seller or its  affiliates), or the consummation of the transactions contemplated hereby; provided, however, that Counterparty has no indemnification obligations with respect to any loss, claim, damage, liability or expense related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares owned by Seller. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Seller’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from Seller’s willful misconduct, gross negligence or bad faith in performing the services that are subject of the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Party for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Party’s breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Party or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Securities and Exchange Commission. The provisions of this paragraph shall survive the completion of the Transaction

Annex K-13

contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller.

(e)     Amendments to Equity Definitions.

(i)     Section 11.2(a) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the word “a material” and adding the phrase “or such Transaction” at the end thereof;

(ii)    The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share Forward Transaction, then, following the announcement or occurrence of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has an economic effect on the Transaction and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:’ and the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by deleting the words “diluting or concentrative”.

(iii)   Section 11.2(e)(vii) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the word “a material” and (ii) adding the phrase “or the relevant Transaction” at the end thereof;

(iv)   Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (i) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (ii) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer”; and

(v)    Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”.

(f)     Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)    Attorney and Other Fees. In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable documented attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)    Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)     Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (a) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (b) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the

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protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)     Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None

Counterparty appoints as its Process Agent: None.

(k)    Tax Matters.

(i)     “Tax” and “Indemnifiable Tax”, each as defined in Section 14 of the ISDA Form, shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the Tax Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Internal Revenue Code of 1986, as amended (the “Tax Code”), or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Tax Code (a “FATCA Withholding Tax”). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of the ISDA Form.

(ii)    “Tax” and “Indemnifiable Tax”, each as defined in Section 14 of the ISDA Form, shall not include any tax imposed on payments treated as dividends from sources within the United States under Section 871(m) of the Tax Code or any regulations issued thereunder (an “871(m) Withholding Tax”). For the avoidance of doubt, an 871(m) Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of the ISDA Form.

(iii)   For purposes of Sections 4(a)(i) and 4(a)(ii) of the ISDA Form, Counterparty shall provide to Seller a valid U.S. Internal Revenue Service Form W-9 (or successor thereto), and Seller shall provide to Counterparty a valid U.S. Internal Revenue Service Form W-8BEN-E (or successor thereto), (i) on or before the date of execution of this Confirmation and (ii) promptly upon learning that any such tax form previously provided by it has become obsolete or incorrect. Additionally, each party shall, promptly upon request by the other party, provide such other tax forms and documents reasonably requested by the other party.

[Signature page follows]

Annex K-15

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,
POLAR MULTI-STRATEGY MASTER FUND By: its investment advisor, Polar Asset Management Partners Inc.
By:	/s/ Ryan Hickey
Name:	Ryan Hickey
Title:	Director, Legal
By:	/s/ Aatifa Ibrahim
Name:	Aatifa Ibrahim
Title:	Legal Counsel

Agreed and accepted by:

ARROWROOT ACQUISITION CORP.
By:	/s/ Thomas Olivier
Name:	Thomas Olivier
Title:	President and Chief Financial Officer
ILEARNINGENGINES INC.
By:	/s/ Harish Chidambaran
Name:	Harish Chidambaran
Title:	Chief Executive Officer

Annex K-16

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date:	[•], 2023
To:	. (“Counterparty”)
Address:
Phone:
From:	POLAR MULTI-STRATEGY MASTER FUND, a Delaware limited liability company (“Seller”)
Re:	OTC Equity Prepaid Forward Transaction

1.      This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: OTC Equity Prepaid Forward Transaction dated as of April 26, 2023 (the “Confirmation”) between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2.      The purpose of this Pricing Date Notice is to confirm certain terms and conditions relating to the transaction described in the Confirmation.

Pricing Date:	, 2023
Number of Shares:	[•]

Annex K-17

Annex L

OPINION OF LINCOLN INTERNATIONAL LLC

April 26, 2023

The Board of Directors
Arrowroot Acquisition Corp.
4553 Glencoe Avenue Suite 200
Marina del Rey, CA 90292

Members of the Board of Directors:

You have requested that Lincoln International LLC (“Lincoln,” “we” or “our”) render an opinion (the “Opinion”) as to whether the Merger Consideration to be paid by Arrowroot Acquisition Corp. (the “Acquiror”) in the Proposed Transaction (as defined below) is fair, from a financial point of view, to the Acquiror Unaffiliated Stockholders (defined as holders of Class A Common Stock, par value $0.0001 per share, of the Acquiror (the “Acquiror Class A Common Stock”) prior to the consummation of the Proposed Transaction, other than (i) holders of Acquiror Class A Common Stock who elect to redeem their shares prior to or in connection with the Proposed Transaction, (ii) officers, directors, or affiliates of the Acquiror or Arrowroot Acquisition LLC (the “Sponsor”) and (iii) the Sponsor). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

Background of the Proposed Transaction

We understand that the Acquiror and ARAC Merger Sub, Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with iLearningEngines, Inc. (“iLearningEngines” or the “Company”). Pursuant to and as more fully explained in the Agreement, Merger Sub will be merged with and into iLearningEngines with iLearningEngines being the surviving corporation (the “Proposed Transaction”). Upon consummation of the Proposed Transaction, the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving corporation and a wholly owned subsidiary of Acquiror.

As a result of the Proposed Transaction, each share of the Company Common Stock, each Company Award and each Company Warrant will be converted into the right to receive (in the case of the Company Warrants and the Company Awards, if and to the extent exercised and subject to their respective terms or as otherwise provided in the Agreement) a portion of the Merger Consideration, which is based on a Base Purchase Price of $1,285,000,000, as set forth in the Agreement.

Lincoln compared the enterprise value of iLearningEngines implied from the Merger Consideration to iLearningEngines’ enterprise value range derived from our analyses to determine whether the Merger Consideration to be paid by the Acquiror in the Proposed Transaction is fair from a financial point of view to the Acquiror Unaffiliated Stockholders.

We also understand that, in connection with the Proposed Transaction, the Acquiror may pursue Private Placement Investments. The terms and conditions of any Private Placement Investments will be set forth in Securities Purchase Agreements entered into in connection therewith, as to which terms and conditions we express no opinion. Furthermore, Lincoln expresses no opinion as to the impact of the aggregate exercise price of Company Warrants on the Merger Consideration.

Scope of Analysis

In connection with this Opinion, Lincoln has, among other things:

1)   Reviewed the following documents:

a.    Audited financial statements for iLearningEngines for the fiscal years ended December 31, 2019 and December 31, 2020;

Annex L-1

b.    Internal financial statements for iLearningEngines for the fiscal years ended December 31, 2017 through December 31, 2022;

c.    The financial projections for iLearningEngines for the fiscal year ending December 31, 2023 provided to us by the Acquiror (the “Management Projections”);

d.    The pro forma equity ownership table of the Acquiror and an estimated Proposed Transaction sources and uses schedule provided to us by the Acquiror;

e.    A letter addressed to us by management of the Acquiror which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Acquiror, dated as of April 26, 2023;

f.     A draft of the Agreement, dated as of April 25, 2023;

g.    iLearningEngines Investor Presentation, dated February 2023;

h.    A draft of the Convertible Note Purchase Agreement, by and among iLearningEngines and the Persons (as defined therein) listed on Exhibit A attached thereto, dated as of April 26, 2023;

i.     A draft Form of Subordinated Unsecured Convertible Promissory Note, dated as of April 26, 2023; and

j.     Other documents relating to the history, past and current operations, financial condition, and probable future outlook of iLearningEngines provided to Lincoln by the management of each of the Acquiror and iLearningEngines;

2)   Discussed the business, financial outlook and prospects of iLearningEngines, as well as the terms and circumstances surrounding the Proposed Transaction, with management of the Acquiror and iLearningEngines;

3)   Reviewed certain financial and other information for iLearningEngines and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to iLearningEngines;

4)   Reviewed certain financial and other information for iLearningEngines and the Proposed Transaction, and compared that data and information with certain financial and corresponding data and information for companies that have been subject to change of control M&A transactions and capital raise transactions that we deemed relevant, none of which is directly comparable to iLearningEngines and the Proposed Transaction;

5)   Performed certain valuation and comparative financial analyses including an analysis of selected public companies, an analysis of change of control M&A transactions and an analysis of capital raise transactions that we deemed relevant; and

6)   Considered such other information and financial, economic and market criteria that we deemed relevant.

Assumptions, Qualifications, and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Lincoln has, with the Acquiror’s consent:

1)   Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information;

2)   Relied upon the assurances of the management of the Acquiror that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading;

Annex L-2

3)   Assumed that the financial forecasts, including the Management Projections, provided to Lincoln by the Acquiror were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Acquiror, and Lincoln assumes no responsibility for and expresses no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Management Projections, were based;

4)   Assumed that the Proposed Transaction will be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations;

5)   Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Proposed Transaction, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Acquiror, iLearningEngines or the Proposed Transaction;

6)   Assumed that the Proposed Transaction will be consummated in accordance with the terms outlined by the Acquiror and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

7)   Assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of iLearningEngines since December 31, 2022, the date of the most recent financial statements made available to Lincoln, other than for any such changes that are reflected in the Management Projections;

8)   Assumed that the final terms of the Proposed Transaction will not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

9)   Assumed that the final versions of all documents conform in all material respects to the drafts reviewed by Lincoln.

Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion.

Lincoln did not evaluate the Acquiror’s or iLearningEngines’ solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Acquiror or iLearningEngines or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not perform any financial analyses to evaluate the value of the Acquiror or to derive valuation reference ranges for shares of the Acquiror for purposes of comparison with the Merger Consideration or otherwise. Lincoln was not requested to, nor did Lincoln, participate in the negotiation or structuring of the Proposed Transaction. Lincoln was not requested to, nor did Lincoln, seek alternative candidates for the Proposed Transaction.

This Opinion (i) does not address the underlying business decision of the Board of Directors of the Acquiror (the “Board”) or the Acquiror to proceed with or effect the Proposed Transaction or the relative merits of the Proposed Transaction as compared to other transaction structures, transactions or business strategies that may be available to the Acquiror or the effect of any other transaction in which the Acquiror might engage, and does not address whether the Merger Consideration is the best possibly attainable under the circumstances, (ii) does not address the capital structure of the Acquiror, whether Acquiror should be issuing debt or equity securities or a combination of both in connection with the Proposed Transaction or the Private Placement Investments, or the form, structure or any aspect or terms of any debt or equity financing for the Proposed Transaction or the Private Placement Investments or the likelihood of closing such financings, (iii) does not constitute advice or a recommendation to the Board, the Acquiror or any security holder as to how they should act, elect to redeem or vote with respect to any matter relating to the Proposed Transaction, (iv) only addresses the fairness from a financial point of view to the Acquiror Unaffiliated Stockholders of the Merger Consideration to be paid by the Acquiror in the Proposed Transaction and does not address any other terms, aspects or implications of the Proposed Transaction, or any agreements, arrangements or understandings entered into

Annex L-3

in connection with the Proposed Transaction or otherwise, (v) does not address the individual circumstances of specific stockholders of the Acquiror with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, and (vi) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor). We express no opinion as to the fairness of any portion or aspect of the Proposed Transaction to (x) the holders of any class of securities, creditors or other constituencies of the Acquiror, the Company or any other party, except as expressly set forth below, or (y) any one class or group of the Acquiror’s or the Company’s security holders, creditors or other constituencies vis-à-vis any other class or group of the Acquiror’s or the Company’s security holders, creditors or other constituents (including, without limitation, the allocation of any Merger Consideration among or within such classes or groups of security holders, creditors or other constituents). The decision as to whether to proceed with the Proposed Transaction or any related transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which this Opinion is based.

Lincoln expresses no opinion as to what the market price or value of the stock of the Acquiror will be after the announcement or consummation of the Proposed Transaction (including as compared to the amount which holders of Acquiror Class A Common Stock may receive on redemption of their shares in connection with the Acquiror Share Redemptions). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Acquiror’s or iLearningEngines’ credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement to be given to the Acquiror’s or iLearningEngines’ officers, directors or employees, or class of such persons, in connection with the Proposed Transaction relative to the Merger Consideration in the Proposed Transaction.

It is understood that this Opinion is for the use and benefit of the Board in connection with the Proposed Transaction. This Opinion may not be used for any other purpose and is not intended to, and does not confer, any rights or remedies upon any other person. Except as contemplated by the Engagement Letter, dated as of March 14, 2023, between Lincoln and the Acquiror, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to the Acquiror, the Board, the stockholders of the Acquiror or any other party.

Disclosure of Relationships

Lincoln will receive a customary fee from the Acquiror for our services, a portion of which was payable upon our retention, and the balance upon our having informed the Board that we were prepared to render this Opinion. No portion of our fee is contingent upon either the conclusion reached herein or the consummation of the Proposed Transaction. In addition, the Acquiror has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide, investment banking and other financial services to the Acquiror, the Company and/or each of their respective affiliates, for which we and our affiliates would expect to receive compensation.

Conclusion

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof the Merger Consideration to be issued by the Acquiror in the Proposed Transaction pursuant to the Agreement is fair, from a financial point of view, to the Acquiror Unaffiliated Stockholders.

This Opinion has been authorized for issuance by the Fairness Opinion Committee of Lincoln.

Very truly yours,

LINCOLN INTERNATIONAL LLC

Annex L-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Our Existing Charter provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)(1)To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence). (2) The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall: (1) Exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any (i) personal profit or other financial advantage to which such person was not legally entitled or (ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section; (2) Require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph ©(1) of this section) of the corporation shall be made by an independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section; and (3) Require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise.

For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our Existing Charter provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our Existing Charter is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our Existing Charter, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our Existing Charter limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our Existing Charter also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our Existing Charter will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification and advancement of expenses.

The right to indemnification which will be conferred by our Existing Charter is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our Existing Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our Existing Charter may have or hereafter acquire under law, our Existing Charter, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our Existing Charter affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our Existing Charter also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our Existing Charter.

Our current bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our Existing Charter. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors on the form that was filed as Exhibit 10.5 of our Registration Statement on Form S-1, filed with the SEC on February 11, 2021. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules

Exhibit	Description
2.1†^

Merger Agreement, dated as of April 27, 2023, by and among Arrowroot Acquisition Corp., ARAC Merger Sub, Inc., and iLearningEngines, Inc. (included as Annex A to the proxy statement/prospectus, which is a part of this Registration Statement).

2.2^	Form of Stockholder Support Agreement (included as Annex F to the proxy statement/prospectus, which is a part of this Registration Statement).
3.1^

Amended and Restated Certificate of Incorporation of Arrowroot Acquisition Corp. (incorporated by reference to Exhibit 3.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

3.2^

Amendment to the Amended and Restated Certificate of Incorporation of Arrowroot Acquisition Corp. (incorporated by reference to Exhibit 3.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on February 23, 2023).

3.3^	Bylaws of Arrowroot Acquisition Corp. (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1, filed by the Registrant on February 24, 2021).
3.4^	Amended and Restated Certificate of Incorporation of Arrowroot Acquisition Corp. (included as Annex B to the proxy statement/prospectus, which is a part of this Registration Statement).
3.5^	Amended and Restated Bylaws of Arrowroot Acquisition Corp. (included as Annex C to the proxy statement/prospectus, which is a part of this Registration Statement).
4.1^

Warrant Agreement, dated March 4, 2021, by and between Arrowroot Acquisition Corp., and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

4.2^

Form of Amended and Restated Registration Rights Agreement by and among Arrowroot Acquisition Corp. and certain stockholders of Arrowroot Acquisition Corp. (included as Annex J to the proxy statement/prospectus, which is a part of this Registration Statement).

4.3^	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 filed on Arrowroot Acquisition Corp.’s Registration Statement on Form S-1, filed by the Registrant on February 24, 2021).
4.4^

Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 filed on Arrowroot Acquisition Corp.’s Registration Statement on Form S-1, filed by the Registrant on February 24, 2021).

4.5^	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 filed on Arrowroot Acquisition Corp.’s Registration Statement on Form S-1, filed by the Registrant on February 24, 2021).
4.6	Form of 2020 Warrant to Acquire Shares of Exercise Stock of iLearningEngines Inc.
4.7	Form of 2021 Warrant to Acquire Shares of Exercise Stock of iLearningEngines Inc.
4.8	Form of 2023 Warrant to Acquire Shares of Exercise Stock of iLearningEngines Inc.
5.1	Opinion of Goodwin Procter LLP.
10.1^

Letter Agreement, dated March 4, 2021, by and between Arrowroot Acquisition Corp. and Cantor Fitzgerald & Co., as representative of the underwriters (incorporated by reference to Exhibit 10.4 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

10.2^

Investment Management Trust Agreement, dated March 4, 2021, by and between Arrowroot Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

10.3^

Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between Arrowroot Acquisition Corp. and Arrowroot Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

10.4^

Administrative Support Agreement, dated March 4, 2021, by and between Arrowroot Acquisition Corp. and Arrowroot Acquisition, LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

10.5^+

Indemnity Agreement, dated March 4, 2021, among Arrowroot Acquisition Corp. and Arrowroot Acquisition Corp.’s officers and directors (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K, filed by the Registrant on March 5, 2021).

10.6^

First Promissory Note issued to Arrowroot Acquisition LLC, dated December 21, 2020 (incorporated by reference to Exhibit 10.6 filed on Arrowroot Acquisition Corp.’s Registration Statement on Form S-1, filed by the Registrant on February 24, 2021).

10.7^

Convertible Promissory Note issued to Arrowroot Acquisition LLC, dated December 29, 2021 (incorporated by reference to Exhibit 10.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on December 30, 2021).

Exhibit	Description
10.8^

Promissory Note issued to Arrowroot Acquisition LLC, dated February 23, 2023 (incorporated by reference to Exhibit 10.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on February 23, 2023).

10.9^

Promissory Note issued to Arrowroot Acquisition LLC, dated March 6, 2023 (incorporated by reference to Exhibit 10.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on March 6, 2023).

10.10^

Promissory Note issued to Arrowroot Acquisition LLC, dated June 13, 2023 (incorporated by reference to Exhibit 10.1 filed on Arrowroot Acquisition Corp.’s Current Report on Form 8-K, filed by the Registrant on June 13, 2023).

10.11^

Securities Subscription Agreement between Arrowroot Acquisition Corp. and Arrowroot Acquisition LLC (incorporated by reference to Exhibit 10.7 filed on Arrowroot Acquisition Corp.’s Registration Statement on Form S-1, filed by the Registrant on February 24, 2021).

10.12**+	iLearningEngines, Inc. 2024 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus, which is a part of this Registration Statement).
10.13**+	iLearningEngines, Inc. 2024 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus, which is a part of this Registration Statement).
10.14^	Form of Sponsor Support Agreement (included as Annex G to the proxy statement/prospectus, which is a part of this Registration Statement).
10.15^	Form of Convertible Note Purchase Agreement (included as Annex H to the proxy statement/prospectus, which is a part of this Registration Statement).
10.16	Form of Convertible Note (included as Annex I to the proxy statement/prospectus, which is a part of this Registration Statement).
10.17	Forward Purchase Agreement, dated April 26, 2023, (included as Annex K to the proxy statement/prospectus, which is a part of this Registration Statement).
10.18	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by the Registrant on March 5, 2021).
10.19+	iLearningEngines Inc. 2020 Equity Incentive Plan
10.20+†	Form of Restricted Stock Unit Agreement and Grant Notice under the iLearningEngines Inc. 2020 Equity Incentive Plan
10.21+†	Executive Employment Agreement, dated as of January 1, 2011, by and between iHealthEngines Inc. and Harish Chidambaran
10.22+†	Executive Employment Agreement, dated as of February 20, 2019, by and between iLearningEngines Inc. and Sayyed Farhan Naqvi
10.23+†	Executive Employment Agreement, dated as of October 10, 2018, by and between iLearningEngines Inc. and Balakrishnan Arackal
10.24+#	Employment Offer Letter, dated as of September 15, 2022, by and between iLearningEngines FZ-LLC and Ramakrishnan Parameswaran
10.25+	Executive Employment Agreement, dated as of October 12, 2023, by and between iLearningEngines Inc. and David Samuels
10.26†	Loan and Security Agreement, dated as of December 30, 2020, between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc.
10.27†#	Supplement to the Loan and Security Agreement, dated as of December 30, 2020, between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc.
10.28	Amendment No. 1 to the Loan and Security Agreement, dated as of October 21, 2021, between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc.
10.29†	Loan and Security Agreement, dated as of October 21, 2021, between iLearningEngines Inc., and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc.
10.30†#	Supplement to the Loan and Security Agreement, dated as of October 21, 2021, between iLearningEngines Inc., and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc.
10.31†	Loan and Security Agreement, dated as of October 31, 2023, between iLearningEngines Inc., and WTI Fund X, Inc.
10.32†#	Supplement to the Loan and Security Agreement, dated as of October 31, 2023, between iLearningEngines Inc., and WTI Fund X, Inc.
10.33†#	Intellectual Property Security Agreement, dated as of December 30, 2020, between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc.
10.34†#	Intellectual Property Security Agreement, dated as of October 21, 2021, between iLearningEngines Inc., and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc.

Exhibit	Description
10.35†#	Intellectual Property Security Agreement, dated as of October 31, 2023, between iLearningEngines Inc., and WTI Fund X, Inc.
21.1	List of Subsidiaries.
23.1	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
23.2	Consent of Marcum LLP.
23.3	Consent of WithumSmith+Brown, PC.
24.1^	Powers of Attorney (included as part of signature pages hereto).
99.1	Form of Preliminary Proxy Card.
99.2^	Consent of Lincoln International LLC.
99.3^	Consent of Harish Chidambaran to be named as a director.
99.4^	Consent of Balakrishnan Arackal to be named as a director.
99.5^	Consent of Bruce Mehlman to be named as a director.
99.6	Consent of Matthew Barger to be named as a director.
99.7	Consent of Tom Olivier to be named as a director.
101.INS	XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).
107	Filing Fee Table.

____________

**      To be filed by amendment.

^        Previously filed.

+        Indicates management contract or compensatory plan.

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#        Certain portions of this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10)(iv) because they are not material and are the type of information that the Registrant treats as private or confidential. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit, or any section thereof, to the SEC upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

A.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.     That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.      That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.     That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.       To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.       To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Marina Del Rey, California, December 7, 2023.

ARROWROOT ACQUISITION CORP.
By:	/s/ Matthew Safaii
Name:	Matthew Safaii
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Position	Date
/s/ Matthew Safaii	Chairman of the Board of Directors and	December 7, 2023
Matthew Safaii	Chief Executive Officer (Principal Executive Officer)
/s/ Thomas Olivier	Vice Chairman of the Board of Directors,	December 7, 2023
Thomas Olivier	President and Chief Financial Officer (Principal Financial and Accounting Officer)
*	Director	December 7, 2023
Dixon Doll
*	Director	December 7, 2023
Will Semple
*	Director	December 7, 2023
Peter Kuper
*	By:	/s/ Matthew Safaii
	Name:	Matthew Safaii
	Title:	Attorney-in-fact